As Filed with the Securities and Exchange Commission on October 2, 2009
Registration Statement No. 333-161991

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

VERICHIP CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	3669	06-1637809
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
(561) 805-8008
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

William J. Caragol
Acting Chief Financial Officer
VeriChip Corporation
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
Phone: (561) 805-8008
Fax: (561) 805-8001
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Tammy L. Knight, Esq.
Holland & Knight LLP
One East Broward Boulevard, Suite 1300
Fort Lauderdale, Florida 33301
Phone: (954) 525-1000
Fax: (954) 463-2030

Approximate date of commencement of proposed sale of the securities to the public:  As soon as practicable after the effective time of the merger described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☑
(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. We may not sell the securities offered by this joint proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer, solicitation or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 2, 2009

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

To the stockholders of VeriChip Corporation and Steel Vault Corporation:

On behalf of the boards of directors of VeriChip Corporation and Steel Vault Corporation, we are pleased to deliver our joint proxy statement/prospectus for the proposed merger involving VeriChip and Steel Vault. We are seeking the approval of both VeriChip and Steel Vault stockholders with respect to this transaction.

In the proposed merger, Steel Vault will become a wholly-owned subsidiary of VeriChip. Upon completion of the merger, holders of Steel Vault common stock will be entitled to receive 0.5 shares of VeriChip common stock for each share of Steel Vault common stock then held by them. No fractional shares of VeriChip common stock will be issued in connection with the proposed merger. Instead, VeriChip will make a cash payment to each Steel Vault stockholder who would otherwise receive a fractional share. For purposes of illustration only, if the merger had been consummated on September 4, 2009, the last trading day prior to announcement of the merger, each share of Steel Vault common stock, which had a closing price of $0.29 per share, would have been exchanged for 0.5 shares of VeriChip common stock with a value of $0.37 (based on VeriChip’s common stock closing price of $0.74 per share on that same date). By comparison, if the merger had been consummated on October 1, 2009, the latest practicable date before the printing of this joint proxy statement/prospectus, each share of Steel Vault common stock, which had a closing price of $0.85 per share, would have been exchanged for 0.5 shares of VeriChip common stock with a value of $1.27 (based on the closing price of VeriChip’s common stock of $2.53 per share on that same date). Because VeriChip stock and cash paid in lieu of fractional shares of VeriChip stock together represent 100% of the merger consideration, the value of the overall merger consideration to Steel Vault stockholders on those dates, respectively, was $0.37 per share and $1.27 per share. VeriChip and Steel Vault estimate that VeriChip will issue approximately 4,937,485 shares of VeriChip common stock in the merger based on the number of shares of Steel Vault common stock outstanding on September 25, 2009, and will reserve an additional approximately 3,932,214 shares of VeriChip common stock for issuance in connection with VeriChip’s assumption of Steel Vault’s outstanding options and warrants.

The shares of VeriChip common stock issued to Steel Vault stockholders in connection with the merger are expected to represent approximately 26.3% of the outstanding shares of VeriChip common stock immediately following the consummation of the merger, based on the number of shares of VeriChip common stock and Steel Vault common stock outstanding on September 25, 2009. VeriChip common stock is traded on the Nasdaq Capital Market under the trading symbol “CHIP,” and Steel Vault common stock is quoted on the OTC Bulletin Board under the trading symbol “SVUL.OB.” Following the completion of the merger, VeriChip plans to change its ticker symbol on the Nasdaq Capital Market from “CHIP” to “PSID.” On October 1, 2009, the latest practicable date before the printing of this joint proxy statement/prospectus, the closing sale price of VeriChip common stock was $2.53 as reported on the Nasdaq Capital Market, and the closing sale price of Steel Vault common stock was $0.85 as reported on the OTC Bulletin Board.

VeriChip shares a common ownership, or control group, with Steel Vault. As of September 25, 2009, Scott R. Silverman, VeriChip’s chief executive officer and executive chairman and Steel Vault’s chairman, beneficially owned, directly or indirectly, 49.4% of VeriChip’s outstanding common stock and 53.7% of Steel Vault’s outstanding common stock. For VeriChip and Steel Vault to complete the merger, VeriChip stockholders must vote to approve the issuance of shares of VeriChip common stock in connection with the merger. In addition, the holders of a majority of the outstanding shares of Steel Vault common stock must vote to approve and adopt the merger agreement. VeriChip will hold a special and annual meeting and Steel Vault will hold a special meeting of stockholders to obtain these approvals.

The boards of directors of VeriChip and Steel Vault, based on the recommendation of the special committee of independent directors of the applicable company, unanimously recommend the merger and believe that the combination of the two companies is advisable and in the best interest of their respective stockholders based upon the analysis, investigation and deliberation conducted by both VeriChip and Steel Vault.

We encourage you to read this joint proxy statement/prospectus for important information about the merger, the special and annual meeting of VeriChip and the special meeting of Steel Vault. In particular, you should carefully consider the discussion in the section of this joint proxy statement/prospectus entitled “Risk Factors” beginning on page 22.

Your vote is very important, regardless of the number of shares you own. Whether or not you plan to attend the special and annual meeting of stockholders of VeriChip or the special meeting of stockholders of Steel Vault, please take the time to vote by completing and mailing the enclosed proxy card and returning it in the preaddressed envelope provided as soon as possible.

Sincerely,	Sincerely,

SCOTT R. SILVERMAN Chief Executive Officer and Executive Chairman of the Board of Directors of VeriChip Corporation	WILLIAM J. CARAGOL Chief Executive Officer, President and Acting Chief Financial Officer of Steel Vault Corporation

This joint proxy statement/prospectus is dated October •, 2009, and is first being mailed to the stockholders of VeriChip and Steel Vault on or about October 5, 2009.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

SOURCES OF ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information from other documents filed by VeriChip with the Securities and Exchange Commission, or SEC. Those documents include important information about VeriChip that is not included in or delivered with this joint proxy statement/prospectus. You can obtain any of the documents filed with the SEC from VeriChip and Steel Vault, as the case may be, or through the SEC or the SEC’s website. The address of that site is http://www.sec.gov. Stockholders of VeriChip and Steel Vault may obtain documents filed with the SEC or documents incorporated by reference in this joint proxy statement/prospectus, when available, free of cost, by directing a written or oral request to the appropriate company at:

VeriChip Corporation	Steel Vault Corporation
1690 South Congress Avenue, Suite 200	1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445	Delray Beach, Florida 33445
Telephone: (561) 805-8008	Telephone: (561) 805-8000
Attention: Investor Relations	Attention: Investor Relations

In addition, if you have questions about the merger, VeriChip’s special and annual meeting, or Steel Vault’s special meeting, or if you need to obtain copies of this joint proxy statement/prospectus, proxy cards, or other documents incorporated by reference into this joint proxy statement/prospectus, you may contact Allison Tomek by mail at 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445 or by telephone at (561) 805-8008. You will not be charged for any of the documents you request.

If you would like to request documents, in order to ensure timely delivery, you must do so at least five business days before the date of the special and annual meeting of VeriChip and the special meeting of Steel Vault. This means you must request this information no later than November 3, 2009. VeriChip and Steel Vault, as the case may be, will mail properly requested documents to requesting stockholders by first class mail, or another equally prompt means, within one business day after receipt of such requests.

See “Where You Can Find More Information.”

VERICHIP CORPORATION

NOTICE OF SPECIAL AND ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD NOVEMBER 10, 2009

To the stockholders of VeriChip Corporation:

You are cordially invited to attend the special and annual meeting of stockholders of VeriChip Corporation, which will be held on November 10, 2009, at 9:00 a.m., Eastern Standard Time, at VeriChip’s principal executive offices located at 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445. If you owned VeriChip common stock at the close of business on September 25, 2009, you may vote at this meeting or any adjournments or postponements thereof.

The enclosed notice of meeting identifies each business proposal for your action. The board of directors unanimously recommends the following proposals:

Recommended
Proposal		Vote

1.	To approve the issuance of shares of VeriChip common stock to Steel Vault stockholders pursuant to the agreement and plan of reorganization, dated as of September 4, 2009, among VeriChip, VeriChip Acquisition Corp., a wholly-owned subsidiary of VeriChip, and Steel Vault, as amended on October 1, 2009;	FOR
2.	To approve and adopt an amendment to VeriChip’s certificate of incorporation to change VeriChip’s name to “PositiveID Corporation” at the effective time of the merger;	FOR
3.	To approve and adopt an amendment to VeriChip’s certificate of incorporation to increase the total number of authorized shares of VeriChip capital stock from 45 million shares, of which 40 million shares are common stock, to 75 million shares, of which 70 million shares will be common stock;	FOR
4.	To elect five directors to hold office until the 2010 Annual Meeting of Stockholders and until their successors have been duly elected and qualified;	FOR
5.	To approve and adopt the VeriChip Corporation 2009 Stock Incentive Plan;	FOR
6.	To approve the potential issuance of shares of VeriChip common stock in excess of 19.99% of VeriChip’s outstanding common stock upon conversion of VeriChip’s Series A Preferred Stock;	FOR
7.	To ratify the appointment of Eisner LLP as VeriChip’s independent registered public accounting firm for the year ended December 31, 2009;	FOR
8.	To approve an adjournment or postponement of the special and annual meeting, if necessary; and	FOR
9.	To transact such other business as may properly come before the special and annual meeting or any adjournments or postponements thereof.

As VeriChip has not yet held its 2009 annual meeting, the special and annual meeting of stockholders will present to the stockholders for their vote, proposals relating to corporate governance, such as those presented in proposals 3, 4, 5, and 7, as well as the proposals relating to the merger (proposals 1 and 2) and to a potential issuance of VeriChip common stock associated with a recent financing transaction (proposal 6). Approval of the matters to be voted on at the special and annual meeting, other than proposal 1, is not a condition to the merger. The approval of proposal 1 is not conditioned on the approval of the VeriChip name change proposal or any other VeriChip proposal; however, the VeriChip name change proposal will be effected only if the merger has taken place and is therefore contingent on approval of proposal 1.

The board of directors is not aware of any other proposals for the special and annual meeting.

A joint proxy statement/prospectus containing information about the matters to be acted on at the special and annual meeting and a form of proxy are enclosed with this notice of special and annual meeting.

If you plan to attend the special and annual meeting, please mark the appropriate box on your proxy card to help us plan for the special and annual meeting. You will need an admission card to attend the special and annual meeting. If your shares are registered in your name, you are a stockholder of record. Your admission card is attached to your proxy card, and you will need to bring it with you to the special and annual meeting.

If your shares are in the name of your broker or bank, your shares are held in “street name.” Ask your broker or bank for an admission card in the form of a legal proxy to bring with you to the special and annual meeting. If you do not receive the legal proxy in time, bring your brokerage statement with you to the special and annual meeting so that we can verify your ownership of our stock on the record date and admit you to the special and annual meeting. However, you will not be able to vote your shares at the special and annual meeting without a legal proxy.

Your vote is important regardless of the number of shares you own. We encourage you to vote by proxy so that your shares will be represented and voted at the special and annual meeting even if you cannot attend. All stockholders can vote by written proxy card. Many stockholders also can vote by proxy via a touch-tone telephone from the U.S. and Canada, using the toll-free number on your proxy card or via the internet using the instructions on your proxy card. In addition, stockholders may vote in person at the special and annual meeting, as described above.

Each stockholder is urged to vote promptly by signing and returning the enclosed proxy card, using the telephone voting system, or accessing the world wide website indicated on your proxy card to vote via the internet. If a stockholder decides to attend the special and annual meeting, he or she may revoke their proxy and vote the shares in person.

Sincerely,

SCOTT R. SILVERMAN
Chief Executive Officer and
Executive Chairman of the Board of
Directors of
VeriChip Corporation

Delray Beach, Florida
October •, 2009

STEEL VAULT CORPORATION

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD NOVEMBER 10, 2009

To the stockholders of Steel Vault Corporation:

You are cordially invited to attend the special meeting of stockholders of Steel Vault Corporation, which will be held on November 10, 2009, at 9:30 a.m., Eastern Standard Time, at Steel Vault’s principal executive offices located at 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445. If you owned Steel Vault common stock at the close of business on September 25, 2009, you may vote at this meeting or any adjournments or postponements thereof.

The enclosed notice of meeting identifies each business proposal for your action. The board of directors unanimously recommends the following proposals:

Recommended
Proposal		Vote

1.	To approve and adopt the agreement and plan of reorganization, dated as of September 4, 2009, among Steel Vault, VeriChip and VeriChip Acquisition Corp., a wholly-owned subsidiary of VeriChip, as amended on October 1, 2009;	FOR
2.	To approve an adjournment or postponement of the special meeting, if necessary; and	FOR
3.	To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

Approval of the matters to be voted on at the special meeting, other than approval of proposal 1, is not a condition to the merger.

The board of directors is not aware of any other proposals for the special meeting.

A joint proxy statement/prospectus containing information about the matters to be acted on at the special meeting and a form of proxy are enclosed with this notice of special meeting.

If you plan to attend the special meeting, please mark the appropriate box on your proxy card to help us plan for the special meeting. You will need an admission card to attend the special meeting. If your shares are registered in your name, you are a stockholder of record. Your admission card is attached to your proxy card, and you will need to bring it with you to the special meeting. If your shares are in the name of your broker or bank, your shares are held in “street name.” Ask your broker or bank for an admission card in the form of a legal proxy to bring with you to the special meeting. If you do not receive the legal proxy in time, bring your brokerage statement with you to the special meeting so that we can verify your ownership of our stock on the record date and admit you to the special meeting. However, you will not be able to vote your shares at the special meeting without a legal proxy.

Your vote is important regardless of the number of shares you own. We encourage you to vote by proxy so that your shares will be represented and voted at the special meeting even if you cannot attend. All stockholders can vote by written proxy card. Many stockholders also can vote by proxy via a touch-tone telephone from the U.S. and Canada, using the toll-free number on your proxy card or via the internet using the instructions on your proxy card. In addition, stockholders may vote in person at the special meeting as described above.

Each stockholder is urged to vote promptly by signing and returning the enclosed proxy card, using the telephone voting system, or accessing the world wide website indicated on your proxy card to vote via the internet. If a stockholder decides to attend the special meeting, he or she may revoke their proxy and vote the shares in person.

Sincerely,

WILLIAM J. CARAGOL
Chief Executive Officer, President and
Acting Chief Financial Officer of
Steel Vault Corporation

Delray Beach, Florida
October •, 2009

Page

Date, Time and Place of VeriChip Special and Annual Meeting	37
Purpose	37
VeriChip Proposal 1: Approval of the Issuance of VeriChip Common Stock Pursuant to the Merger Agreement	37
Recommendation of the Board of Directors	38
VeriChip Proposal 2: Approval and Adoption of an Amendment to the Second Amended and Restated Certificate of Incorporation of VeriChip to Change VeriChip’s Name to “PositiveID Corporation” at the Effective Time of the Merger	38
Recommendation of the Board of Directors	38
VeriChip Proposal 3: Approval and Adoption of an Amendment to the Second Amended and Restated Certificate of Incorporation of VeriChip to Increase the Total Number of Authorized Shares of VeriChip Capital Stock from 45 Million Shares, of which 40 Million Shares Are Common Stock, to 75 Million Shares, of which 70 Million Shares Will Be Common Stock	38
Recommendation of the Board of Directors	39
VeriChip Proposal 4: Election of Five Directors to Hold Office until the 2010 Annual Meeting of Stockholders and Until Their Successors Have Been Duly Elected and Qualified	39
Recommendation of the Board of Directors	41
VeriChip Proposal 5: Approval and adoption of the VeriChip Corporation 2009 Stock Incentive Plan	41
Recommendation of the Board of Directors	49
VeriChip Proposal 6: Approval of the Potential Issuance of Shares of VeriChip Common Stock in Excess of 19.99% of VeriChip’s Outstanding Common Stock upon Conversion of VeriChip’s Series A Preferred Stock	49
Recommendation of the Board of Directors	52
VeriChip Proposal 7: Ratification of the Appointment of Eisner LLP as VeriChip’s Independent Registered Public Accounting Firm for the Year Ended December 31, 2009	52
Recommendation of the Board of Directors	53
VeriChip Proposal 8: Approval of an Adjournment or Postponement of the Special and Annual Meeting, if Necessary	53
Recommendation of the Board of Directors	53
Record Date	53
Voting of Proxies at the Special and Annual Meeting and Revocation of Proxies	53
How to Revoke a Proxy	55
Quorum	55
Solicitation of Proxies and Expenses	55
Contact for Questions and Assistance in Voting	56
Board of Directors Recommendations	56
General Information	56
THE SPECIAL MEETING OF STEEL VAULT STOCKHOLDERS	58
General	58
Date, Time and Place of Steel Vault Special Meeting	58
Purpose	58
Steel Vault Proposal 1: The Approval and Adoption of the Merger Agreement	58
Recommendation of the Board of Directors	58

ANNEX A-1 — Agreement and Plan of Reorganization

ANNEX A-2 — Amendment #1 to Agreement and Plan of Reorganization
ANNEX B — Opinion of Ladenburg Thalmann & Co. Inc.
ANNEX C — Opinion of Hyde Park Capital Advisors, LLC
ANNEX D — Certificate of Amendment of Certificate of Incorporation of VeriChip
ANNEX E — VeriChip Corporation 2009 Stock Incentive Plan
EX-3.1
EX-5.1
EX-8.1
EX-23.1
EX-23.2
EX-23.3
EX-99.1
EX-99.2

v

QUESTIONS AND ANSWERS

The following questions and answers are intended to briefly address some commonly asked questions regarding the VeriChip special and annual meeting and the Steel Vault special meeting, and in particular, the merger. These questions and answers may not address all questions that may be important to you as a VeriChip or Steel Vault stockholder. Please refer to the more detailed information contained elsewhere in this joint proxy statement/prospectus and the annexes attached to this joint proxy statement/prospectus.

Q:	Why am I receiving these materials?

A:	VeriChip and Steel Vault are sending you these materials to help you decide how to vote your shares of VeriChip or Steel Vault stock with respect to the proposed merger. A copy of the agreement and plan of reorganization, as amended, or merger agreement, is attached as Annex A-1 and Annex A-2 to this joint proxy statement/prospectus.

The merger cannot be completed unless a majority of Steel Vault stockholders approve and adopt the merger agreement, and VeriChip stockholders approve the issuance of VeriChip common stock in the merger. VeriChip is holding its special and annual meeting of stockholders and Steel Vault is holding its special meeting of stockholders to vote on the proposals necessary to complete the merger. Information about these meetings, the merger and the other business to be considered by stockholders is contained in this joint proxy statement/prospectus.

VeriChip and Steel Vault are delivering this joint proxy statement/prospectus to you as both a joint proxy statement of VeriChip and Steel Vault and a prospectus of VeriChip. It is a joint proxy statement because the boards of directors of VeriChip and Steel Vault are soliciting proxies from their respective stockholders. It is a prospectus because VeriChip will issue shares of its common stock in exchange for shares of Steel Vault common stock in the merger.

GENERAL QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	What is the proposed transaction?

A:	VeriChip, VeriChip Acquisition Corp., a wholly-owned subsidiary of VeriChip, and Steel Vault have entered into a merger agreement pursuant to which VeriChip Acquisition Corp. will merge with and into Steel Vault. In connection with the merger, VeriChip will acquire all of the outstanding shares of common stock of Steel Vault. VeriChip shares a common ownership, or control group, with Steel Vault. As of September 25, 2009, Scott R. Silverman, VeriChip’s chief executive officer and executive chairman and Steel Vault’s chairman, beneficially owned, directly or indirectly, 49.4% of VeriChip’s outstanding common stock and 53.7% of Steel Vault’s outstanding common stock. After the merger, Steel Vault will be a wholly-owned subsidiary of VeriChip and each share of Steel Vault common stock then outstanding will be canceled and automatically converted into the right to receive 0.5 shares of VeriChip common stock. The total number of shares of VeriChip common stock issuable as merger consideration is subject to adjustment, as is more fully described under “The Merger Agreement — Exchange of Shares.” No fractional shares of VeriChip common stock will be issued in connection with the merger. Instead, VeriChip will make a cash payment to each Steel Vault stockholder who should otherwise receive a fractional share. VeriChip stockholders will continue to own their existing shares in VeriChip.

Q:	Why are VeriChip and Steel Vault proposing the merger?

A:	The boards of directors of VeriChip and Steel Vault believe that the combination of VeriChip and Steel Vault will benefit the stockholders of both companies by eliminating redundant management and other expenses and creating a combined company that will have a stronger capital base and improved operating efficiencies. To review the reasons for the merger in greater detail, see “The Merger — VeriChip’s Reasons for the Merger” and “The Merger — Steel Vault’s Reasons for the Merger.”

Q:	When do VeriChip and Steel Vault expect to complete the merger?

A:	VeriChip and Steel Vault expect to complete the merger after all conditions to the merger in the merger agreement are satisfied or waived. VeriChip and Steel Vault currently expect to complete the merger by the end of 2009. However, it is possible that factors outside of either company’s control could require VeriChip or Steel Vault to complete the merger at a later time or not to complete it at all.

Q:	What conditions are required to be satisfied to complete the merger?

A:	VeriChip and Steel Vault are not required to complete the merger unless certain specified conditions are satisfied or waived. These conditions include, but are not limited to:

•	approval of the issuance of shares of VeriChip common stock in the merger by the VeriChip stockholders;

•	approval and adoption of the merger agreement by the holders of a majority of the outstanding shares of Steel Vault common stock; and

•	effectiveness of the Registration Statement on Form S-4, of which this joint proxy statement/prospectus is a part.

There can be no assurance that these conditions to complete the merger will be satisfied. For a more complete summary of the conditions that must be satisfied or waived prior to the effective time of the merger, see “The Merger Agreement — Conditions to Completion of the Merger.”

Q:	When will I be able to sell my shares?

A:	Upon completion of the merger, all shares of VeriChip common stock received by Steel Vault stockholders in connection with the merger will be tradable on the Nasdaq Capital Market. If a Steel Vault stockholder is considered an affiliate of VeriChip or Steel Vault under the Securities Act, in order to sell shares of VeriChip common stock received in connection with the merger, that stockholder must comply with the resale provisions of Rule 144 under the Securities Act or sell the shares as otherwise permitted under the Securities Act. For a more complete description of these restrictions, see “The Merger — Restriction on Resales of VeriChip Common Stock by Affiliates.”

Q:	Are there risks associated with the merger that I should consider in deciding how to vote?

A:	Yes. There are a number of risks related to the merger that are discussed in this joint proxy statement/prospectus and in other documents incorporated by reference. You should read carefully the detailed description of the risks associated with the merger and industry and business risks related to VeriChip, Steel Vault and their respective businesses, as described in “Risk Factors.”

Q:	What are the tax consequences of the merger?

A:	Assuming the merger is consummated, as described in the merger agreement and this joint proxy statement/prospectus, it is the opinion of Holland & Knight LLP that the merger will be treated as a “reorganization” under Section 368(a) of the Internal Revenue Code and that Steel Vault stockholders will not recognize any gain or loss by reason of the merger, except with respect to any cash received in lieu of a fractional share interest in VeriChip common stock, subject to the limitations described under “Material United States Federal Income Tax Consequences.”

Please review carefully the information under “Material United States Federal Income Tax Consequences” for a description of the material United States federal income tax consequences of the merger. The tax consequences to you will depend on your own situation. Please consult your tax advisors for a full understanding of the tax consequences of the merger to you.

Q:	Are VeriChip stockholders or Steel Vault stockholders entitled to dissent and require appraisal of their shares?

A:	No. Neither VeriChip stockholders nor Steel Vault stockholders have dissenters’ rights of appraisal under Delaware law in connection with the merger or any other proposals to be voted upon at the meetings. For a more complete description, see “The Merger — Appraisal Rights.”

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in this joint proxy statement/prospectus, please vote your shares as soon as possible so that your shares will be represented at your respective company’s meeting. Please follow the instructions set forth on the proxy card, or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

Q:	How do I vote?

A:	You may vote before the VeriChip special and annual meeting or the Steel Vault special meeting in one of the following ways:

•	use the toll-free number shown on your proxy card;

•	visit the website shown on your proxy card to vote via the internet; or

•	complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

You may also cast your vote in person at your respective company’s meeting.

If your shares are held in “street name,” through a broker, bank or other nominee, that institution will send you separate instructions describing the procedure for voting your shares. “Street name” stockholders who wish to vote at the meeting will need to obtain a proxy form from the institution that holds their shares.

Q:	Can I revoke or change my vote after I have delivered my proxy?

A:	Yes. You may revoke or change your vote at any time before your proxy is voted at the VeriChip special and annual meeting or the Steel Vault special meeting, as applicable. You can do this in any of the three following ways:

•	by sending a written notice to the Secretary of VeriChip or the Secretary of Steel Vault, as applicable, in time to be received before the VeriChip special and annual meeting or the Steel Vault special meeting, as applicable, stating that you would like to revoke your proxy;

•	by completing, signing and dating another proxy card and returning it by mail in time to be received before the VeriChip special and annual meeting or the Steel Vault special meeting, as applicable, or, if you submitted your proxy through the internet or by telephone, by submitting a proxy card at a later date, in which case your later-submitted proxy will be recorded and your earlier proxy revoked; or

•	if you are a holder of record, by attending the meeting and voting in person. Simply attending the VeriChip special and annual meeting or Steel Vault special meeting without voting will not revoke your proxy or change your vote.

If your shares of VeriChip common stock or Steel Vault common stock are held in an account at a broker or other nominee and you desire to change your vote, you should contact your broker or other nominee for instructions on how to do so.

Q:	What should I do if I receive more than one set of voting materials for the VeriChip special and annual meeting or the Steel Vault special meeting?

A:	You may receive more than one set of voting materials for the VeriChip special and annual meeting or the Steel Vault special meeting, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares of VeriChip common stock or Steel Vault common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares of VeriChip common stock or Steel Vault common stock. If you are a holder of record and your shares of VeriChip common stock or Steel Vault common stock are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive.

Q:	What happens if I am a stockholder of both VeriChip and Steel Vault?

A:	If you are a stockholder of both VeriChip and Steel Vault, you will receive two separate packages of proxy materials. A vote as a Steel Vault stockholder for the proposal to approve and adopt the merger agreement will not constitute a vote as a VeriChip stockholder for the proposal to issue VeriChip common stock pursuant to the merger agreement, or vice versa. Therefore, please sign, date and return all proxy cards that you receive, whether from VeriChip or Steel Vault, or vote as both a VeriChip stockholder and Steel Vault stockholder by internet or telephone.

QUESTIONS AND ANSWERS FOR VERICHIP STOCKHOLDERS

Q:	When and where is the special and annual meeting of VeriChip stockholders?

A:	VeriChip will hold a special meeting of its stockholders on November 10, 2009, at 9:00 a.m., Eastern Standard Time, at VeriChip’s principal executive offices located at 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445.

Q:	Who can vote at the VeriChip special meeting?

A:	All VeriChip stockholders of record as of the close of business on September 25, 2009, the record date for the VeriChip special and annual meeting, are entitled to receive notice of and to vote at the VeriChip special and annual meeting.

Q:	How can I obtain admission to the VeriChip special and annual meeting?

A:	You will need an admission card to attend the VeriChip special and annual meeting. If your shares are registered in your name, you are a stockholder of record. Your admission card is attached to your proxy card, and you will need to bring it with you to the VeriChip special and annual meeting. If your shares are in the name of your broker or bank, your shares are held in “street name.” Ask your broker or bank for an admission card in the form of a legal proxy to bring with you to the VeriChip special and annual meeting. If you do not receive the legal proxy in time, bring your brokerage statement with you to the VeriChip special and annual meeting so that VeriChip can verify your ownership of VeriChip stock on the record date and admit you to the VeriChip special and annual meeting. However, you will not be able to vote your shares at the VeriChip special and annual meeting without a legal proxy.

Q:	Will there be any other business conducted at the VeriChip special meeting?

A:	The other items of business to be conducted at the VeriChip special and annual meeting are to:

•	approve and adopt an amendment to VeriChip’s certificate of incorporation to increase the total number of authorized shares of VeriChip capital stock from 45 million shares, of which 40 million shares are common stock, to 75 million shares, of which 70 million shares will be common stock, as described in proposal 3;

•	elect five directors to hold office until the 2010 Annual Meeting of Stockholders and until their successors have been duly elected and qualified, as described in proposal 4;

•	approve and adopt the VeriChip Corporation 2009 Stock Incentive Plan, as described in proposal 5;

•	approve the potential issuance of shares of VeriChip common stock in excess of 19.99% of VeriChip’s outstanding common stock upon conversion of VeriChip’s Series A Preferred Stock, as described in proposal 6;

•	ratify the appointment of Eisner LLP as VeriChip’s independent registered public accounting firm for the year ended December 31, 2009, as described in proposal 7; and

•	approve an adjournment or postponement of the special and annual meeting, if necessary, as described in proposal 8.

Q:	What vote is required to approve the proposals at the VeriChip special and annual meeting?

A:	To approve the issuance of shares of VeriChip common stock to Steel Vault stockholders pursuant to the merger agreement: The affirmative vote of a majority of the votes cast by the VeriChip stockholders present in person or represented by proxy at the special and annual meeting and entitled to vote thereon.

To approve and adopt an amendment to VeriChip’s certificate of incorporation to change its name and increase the total number of authorized shares:  The affirmative vote of the holders of a majority of the voting power of all then outstanding shares of VeriChip capital stock entitled to vote generally in the election of directors.

To elect five directors:  The affirmative vote of a plurality of the votes cast by the VeriChip stockholders present in person or represented by proxy at the special and annual meeting and entitled to vote thereon.

To approve and adopt the VeriChip Corporation 2009 Stock Incentive Plan: The affirmative vote of a majority of the votes cast by the VeriChip stockholders present in person or represented by proxy at the special and annual meeting and entitled to vote thereon.

To approve the potential issuance of shares of VeriChip common stock in excess of 19.99% of VeriChip’s outstanding common stock upon conversion of VeriChip’s Series A Preferred Stock:  The affirmative vote of a majority of the votes cast by the VeriChip stockholders present in person or represented by proxy at the special and annual meeting and entitled to vote thereon.

To ratify the appointment of Eisner LLP as VeriChip’s independent registered public accounting firm for the year ended December 31, 2009:  The affirmative vote of a majority of the votes cast by the VeriChip stockholders present in person or represented by proxy at the special and annual meeting and entitled to vote thereon.

To approve an adjournment or postponement of the special and annual meeting, if necessary:  The affirmative vote of a majority of the stockholders entitled to vote at the special and annual meeting, present in person or by proxy.

Your vote is very important. You are encouraged to submit a proxy as soon as possible.

Q:	What constitutes a quorum?

A:	VeriChip’s amended and restated bylaws provide that the presence in person or by proxy of the holders of shares representing a majority of the voting power of all the outstanding shares of capital stock entitled to vote at the annual and special meeting will constitute a quorum except as otherwise provided by law.

Q:	How will VeriChip stockholders be affected by the merger and share issuance?

A:	After the merger, each VeriChip stockholder will have the same number of shares of VeriChip common stock that the stockholder held immediately prior to the merger. However, because VeriChip will be issuing new shares of VeriChip common stock to Steel Vault stockholders in the merger, each outstanding share of VeriChip common stock immediately prior to the merger will represent a smaller percentage of the aggregate number of shares of VeriChip common stock outstanding after the merger. As a result of the merger, each VeriChip stockholder will own shares in a larger company with more net assets.

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Q:	What if I do not vote on the proposals?

A:	If you are a VeriChip stockholder and you fail to vote, or fail to instruct your broker or other nominee how to vote, on the proposal to:

•	approve the issuance of VeriChip common stock pursuant to the merger agreement, as described in proposal 1, it will have no effect on the outcome of the vote for the proposal. Similarly, if you respond with an “abstain” vote, your proxy will have no effect on the outcome of the vote for the proposal.

•	approve and adopt an amendment to VeriChip’s certificate of incorporation to change its name and increase the total number of authorized shares, as described in proposals 2 and 3, it will have the same effect as a vote against the proposal. If you respond with an “abstain” vote, your proxy will have the same effect as a vote against the proposal.

•	elect five directors to hold office until the 2010 Annual Meeting of Stockholders and until their successors have been duly elected and qualified, as described in proposal 4, brokers will be entitled to vote those shares with respect to the election of directors. Votes that are withheld with respect to this matter will be excluded entirely from the vote and will have no effect, other than for purposes of determining the presence of a quorum.

•	approve and adopt the VeriChip Corporation 2009 Stock Incentive Plan, as described in proposal 5, it will have no effect on the outcome of the vote for the proposal. Similarly, if you respond with an “abstain” vote, your proxy will have no effect on the outcome of the vote for the proposal.

•	approve the potential issuance of shares of VeriChip common stock in excess of 19.99% of VeriChip’s outstanding common stock upon conversion of VeriChip’s Series A Preferred Stock, as described in proposal 6, it will have no effect on the outcome of the vote for the proposal. If you respond with an “abstain” vote, your proxy will have no effect on the outcome of the vote for the proposal. A broker non-vote will have no effect on the outcome of the vote for the proposal.

•	ratify the appointment of Eisner LLP as VeriChip’s independent registered public accounting firm for the year ended December 31, 2009, as described in proposal 7, it will have no effect on the outcome of the vote for the proposal. Similarly, if you respond with an “abstain” vote, your proxy will have no effect on the outcome of the vote for the proposal.

•	approve an adjournment or postponement of the special and annual meeting, if necessary, as described in proposal 8, it will have no effect on the outcome of the proposal. A broker non-vote will have no effect on the outcome of the vote for the proposal.

Approval of the approval of the issuance of VeriChip common stock pursuant to the merger agreement is required for completion of the merger. The approval of the issuance of VeriChip common stock pursuant to the merger agreement is not conditioned on the approval and adoption of the amendments to VeriChip’s certificate of incorporation; however, the approval and adoption of the amendment to VeriChip’s certificate of incorporation to change VeriChip’s name to “PositiveID Corporation” will be effected only if the merger has taken place and is therefore contingent on approval of the issuance of VeriChip common stock pursuant to the merger agreement.

Q:	How will my proxy be voted?

A:	All shares of VeriChip common stock entitled to vote and represented by properly completed proxies received prior to the VeriChip special meeting, and not revoked, will be voted at the VeriChip special meeting, as instructed on the proxies. If you properly complete, sign and return a proxy card, but do not indicate how your shares of VeriChip common stock should be voted on a matter, the shares of VeriChip common stock represented by your proxy will be voted as the VeriChip board of directors recommends and therefore:

•	“FOR” the proposal to approve the issuance of shares of VeriChip common stock to Steel Vault stockholders in the merger;

•	“FOR” the proposal to approve and adopt an amendment to VeriChip’s certificate of incorporation to change VeriChip’s name to “PositiveID Corporation” at the effective time of the merger;

•	“FOR” the proposal to approve and adopt an amendment to VeriChip’s certificate of incorporation to increase the total number of authorized shares of VeriChip capital stock from 45 million shares, of which 40 million shares are common stock, to 75 million shares, of which 70 million shares will be common stock;

•	“FOR” the proposal to elect five directors to hold office until the 2010 Annual Meeting of Stockholders and until their successors have been duly elected and qualified;

•	“FOR” the proposal to approve and adopt the VeriChip Corporation 2009 Stock Incentive Plan;

•	“FOR” the proposal to approve the potential issuance of shares of VeriChip common stock in excess of 19.99% of VeriChip’s outstanding common stock upon conversion of VeriChip’s Series A Preferred Stock;

•	“FOR” the proposal to ratify the appointment of Eisner LLP as VeriChip’s independent registered public accounting firm for the year ended December 31, 2009; and

•	“FOR” the adjournment or postponement of the special and annual meeting, if necessary.

Q:	If my shares of VeriChip common stock are held in “street name” by my broker or other nominee, will my broker or other nominee vote my shares of VeriChip common stock for me?

A:	Unless you instruct your broker how to vote your shares of VeriChip common stock on the proposal to approve the issuance of VeriChip common stock to the Steel Vault stockholders pursuant to the merger agreement, as described in proposal 1, the proposal to approve and adopt the VeriChip Corporation 2009 Stock Incentive Plan, as described in proposal 5, and the proposal to approve the potential issuance of shares of VeriChip common stock in excess of 19.99% of VeriChip’s outstanding common stock upon conversion of VeriChip’s Series A Preferred Stock, as described in proposal 6, it will NOT be voted. Brokers that do not receive instructions are entitled to vote those shares on the proposals to approve and adopt an amendment to VeriChip’s certificate of incorporation to change its name and to increase the total number of authorized shares, as described in proposals 2 and 3, the proposal to elect five directors, as described in proposal 4, and the proposal to ratify the appointment of Eisner LLP, as described in proposal 7. To approve an adjournment or postponement of the special and annual meeting, if necessary, as described in proposal 8, a broker non-vote will have no effect on the vote of this proposal.

Q:	What if I hold VeriChip stock options or other VeriChip equity-based awards?

A:	VeriChip stock options and other VeriChip equity-based awards, including restricted stock, will remain outstanding and will not be affected by the merger.

Q:	How does the VeriChip board of directors recommend that VeriChip stockholders vote?

A:	The VeriChip board of directors unanimously recommends that the holders of VeriChip common stock vote:

•	“FOR” the proposal to approve the issuance of VeriChip common stock in the merger;

•	“FOR” the proposal to approve and adopt an amendment to VeriChip’s certificate of incorporation to change its name;

•	“FOR” the proposal to approve and adopt an amendment to VeriChip’s certificate of incorporation to increase the total number of authorized shares;

•	“FOR” the proposal to elect five directors to hold office until the 2010 Annual Meeting of Stockholders and until their successors have been duly elected and qualified;

•	“FOR” the proposal to approve and adopt the VeriChip Corporation 2009 Stock Incentive Plan;

•	“FOR” the proposal to approve the potential issuance of shares of VeriChip common stock in excess of 19.99% of VeriChip’s outstanding common stock upon conversion of VeriChip’s Series A Preferred Stock;

•	“FOR” the proposal to ratify the appointment of Eisner LLP as VeriChip’s independent registered public accounting firm for the year ended December 31, 2009; and

•	“FOR” the proposal to approve an adjournment or postponement of the special and annual meeting, if necessary.

Q:	Who can answer my questions?

A:	If you have any questions about the merger or how to submit your proxy, or if you need additional copies of this joint proxy statement/prospectus, the enclosed proxy card or voting instructions, you should contact:

VeriChip Corporation
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
Telephone: (561) 805-8008
Attention: Investor Relations

QUESTIONS AND ANSWERS FOR STEEL VAULT STOCKHOLDERS

Q:	When and where is the special meeting of Steel Vault stockholders?

A:	Steel Vault will hold a special meeting of its stockholders on November 10, 2009, at 9:30 a.m., Eastern Standard Time, at Steel Vault’s principal executive offices located at 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445.

Q:	Who can vote at the Steel Vault special meeting?

A:	All Steel Vault stockholders of record as of the close of business on September 25, 2009, the record date for the Steel Vault special meeting, are entitled to receive notice of, and to vote at, the Steel Vault special meeting.

Q:	How can I obtain admission to the Steel Vault special meeting?

A:	You will need an admission card to attend the Steel Vault special meeting. If your shares are registered in your name, you are a stockholder of record. Your admission card is attached to your proxy card, and you will need to bring it with you to the Steel Vault special meeting. If your shares are in the name of your broker or bank, your shares are held in “street name.” Ask your broker or bank for an admission card in the form of a legal proxy to bring with you to the Steel Vault special meeting. If you do not receive the legal proxy in time, bring your brokerage statement with you to the Steel Vault special meeting so that Steel Vault can verify your ownership of Steel Vault stock on the record date and admit you to the Steel Vault special meeting. However, you will not be able to vote your shares at the Steel Vault special meeting without a legal proxy.

Q:	Will there be any other business conducted at the Steel Vault special meeting?

A:	The other item of business to be considered at Steel Vault’s special meeting is to approve an adjournment or postponement of the special meeting, if necessary.

Q:	What vote is required to approve the proposals at the Steel Vault special meeting?

A:	To approve and adopt the merger agreement: The affirmative vote of holders of a majority of the outstanding shares of Steel Vault’s common stock entitled to vote at the special meeting.

To approve an adjournment or postponement of the special meeting, if necessary:  The affirmative vote of a majority in voting power of the Steel Vault shares present in person or by proxy and entitled to vote on the subject matter.

Your vote is very important. You are encouraged to submit a proxy as soon as possible.

Q:	What constitutes a quorum?

A:	Steel Vault’s amended and restated certificate of incorporation provides that the holders of not less than a majority in voting power of the shares entitled to vote at any meeting of stockholders, present in person or by proxy, will constitute a quorum, unless or except to the extent that the presence of a larger number may be required by law.

Q:	What if I do not vote on the proposals presented?

A:	If you are a Steel Vault stockholder and you fail to vote, or fail to instruct your broker or other nominee how to vote, on the proposal to:

•	approve and adopt the merger agreement, as described in proposal 1, it will have the same effect as a vote against the proposal. If you respond with an “abstain” vote, your proxy will have the same effect as a vote against the proposal.

•	to approve an adjournment or postponement of the special meeting, if necessary, as described in proposal 2, an abstention will have the same effect as a vote against the proposal. A broker non-vote will have no effect on the outcome of the vote for the proposal.

Q:	How will my proxy be voted?

A:	All shares of Steel Vault common stock entitled to vote and represented by properly completed proxies received prior to the Steel Vault special meeting, and not revoked, will be voted at the Steel Vault special meeting as instructed on the proxies. If you properly complete, sign and return a proxy card, but do not indicate how your shares of Steel Vault common stock should be voted on a matter, the shares of Steel Vault common stock represented by your proxy will be voted as the Steel Vault board of directors recommends and therefore:

•	“FOR” the proposal to approve and adopt the merger agreement; and

•	“FOR” the proposal to approve any adjournment or postponement of the special meeting, if necessary.

Q:	If I am a Steel Vault stockholder, should I send in my stock certificates with my proxy card?

A:	NO. Please DO NOT send your Steel Vault stock certificates with your proxy card. If the merger is approved, you will be sent written instructions for exchanging your stock certificates.

Q:	If my shares of Steel Vault common stock are held in “street name” by my broker or other nominee, will my broker or other nominee vote my shares of Steel Vault common stock for me?

A:	Brokers that hold shares of Steel Vault common stock in “street name” will vote your shares in accordance with your instructions. However, if you do not provide your broker instructions on how to vote on the proposal to approve and adopt the merger agreement, it will NOT be voted. To approve an adjournment or postponement of the special meeting, if necessary, as described in proposal 2, a broker non-vote will have no effect on the vote of this proposal.

You should follow the directions your broker or other nominee provides.

Q:	What if I hold Steel Vault stock options or other Steel Vault equity-based awards?

A:	All options to purchase shares of Steel Vault common stock outstanding at the effective time of the merger will remain outstanding following the completion of the merger. Upon completion of the merger, each of the then-outstanding stock options to purchase shares of Steel Vault common stock will be assumed by VeriChip. Upon the completion of the merger, all references to Steel Vault in Steel Vault’s stock plans and relevant agreements will be deemed to refer to VeriChip. Each Steel Vault stock option assumed by VeriChip will be exercisable upon the same terms and conditions as under the applicable Steel Vault stock plan and relevant agreement except that each Steel Vault stock option will represent the right to acquire the number of shares of VeriChip common stock obtained by multiplying (x) the number of shares of Steel Vault common stock subject to the Steel Vault stock option by (y) the exchange ratio of 0.5 (rounded upward to the nearest whole share). The per share exercise price of each Steel Vault stock option assumed by VeriChip will be obtained by dividing (A) the per share exercise price of the Steel Vault stock option by (B) the exchange ratio of 0.5 (rounded upward to the nearest whole cent).

Upon completion of the merger, each of the then-outstanding warrants to purchase shares of Steel Vault common stock will be converted into a warrant to purchase the number of whole shares of VeriChip common stock obtained by multiplying (x) the number of shares of Steel Vault common stock subject to such Steel Vault warrant by (y) the exchange ratio of 0.5 (rounded upward to the nearest whole share). The per share exercise price of each Steel Vault warrant assumed by VeriChip will be obtained by dividing (A) the per share exercise price of the Steel Vault warrant by (B) the exchange ratio of 0.5 (rounded upward to the nearest whole cent). The terms and conditions of the Steel Vault warrants will otherwise remain as set forth in each respective Steel Vault warrant agreement.

In addition, each share of Steel Vault’s restricted common stock outstanding immediately prior to the effective time of the merger will be converted into 0.5 shares of VeriChip common stock.

Q:	How does the Steel Vault board of directors recommend that Steel Vault stockholders vote?

A:	The Steel Vault board of directors unanimously recommends that Steel Vault stockholders vote:

•	“FOR” the approval and adoption of the merger agreement; and

•	“FOR” the adjournment or postponement of the special meeting, if necessary.

Q:	Who can answer my questions?

A:	If you have any questions about the merger or how to submit your proxy, or if you need additional copies of this joint proxy statement/prospectus, the enclosed proxy card or voting instructions, you should contact:

Steel Vault Corporation
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
Telephone: (561) 805-8000
Attention: Investor Relations

SUMMARY

This summary, together with the preceding Questions and Answers section, summarizes the material features of the proposed merger and may not contain all of the information about the merger that is important to you. To understand the merger fully and for a more complete description of the terms of the merger, you should read carefully this entire document and the documents to which VeriChip and Steel Vault have referred you. See “Where You Can Find More Information” on page 183.

The Companies

VERICHIP CORPORATION
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
(561) 805-8008

VeriChip was formed as a Delaware corporation by Digital Angel Corporation, or Digital Angel, in November 2001. In January 2002, VeriChip began its efforts to create a market for radio frequency identification, commonly known as RFID, systems, that utilize its human implantable microchip, the VeriChip. On February 14, 2007, VeriChip completed its initial public offering in which it sold 3,100,000 shares of its common stock at $6.50 per share.

On July 18, 2008, VeriChip completed the sale of all of the outstanding capital stock of Xmark Corporation, its then wholly-owned Canadian subsidiary, or Xmark, which was principally all of VeriChip’s operations, to Stanley Canada Corporation, a wholly-owned subsidiary of The Stanley Works. The sale transaction was closed for $47.9 million in cash, which consisted of the $45 million purchase price plus a balance sheet adjustment of $2.9 million. Under the terms of the stock purchase agreement, $4.5 million of the proceeds were held in escrow for a period of 12 months to provide for indemnification obligations under the stock purchase agreement, if any. As a result, VeriChip recorded a gain on the sale of Xmark of $6.2 million, with $4.5 million of that gain deferred until the escrow was settled. The Xmark business included all of the operations of VeriChip’s previously reported healthcare security and industrial segments. The financial position, results of operations and cash flows of Xmark have been reclassified as discontinued operations. During the quarter ended June 30, 2009, VeriChip finalized the process related to the indemnification obligations supported by the $4.5 million escrow. On July 20, 2009, VeriChip received $4.4 million of the previously escrowed funds, which was net of a $115,000 payment to Stanley Canada as the final settlement of the final balance sheet adjustment. As a result, VeriChip recognized a $4.4 million previously deferred gain in its statement of operations for the three and six months ended June 30, 2009.

VeriChip has historically developed, marketed and sold RFID systems used for the identification of people in the healthcare market. As a result of the sale of Xmark, VeriChip’s only remaining business is its VeriMed Health Link system, which uses an implantable passive RFID microchip that is used in patient identification applications. Each implantable microchip contains a unique verification number that is read when it is scanned by its scanner. In October 2004, the U.S. Food and Drug Administration, or FDA, cleared the VeriMed Health Link system for use in medical applications in the United States. As of September 25, 2009, VeriChip has generated nominal revenue from sales of its Health Link system. The key components of the Health Link system are a passive microchip, which is approximately the size of a grain of rice, a fixed location or a wireless handheld scanner used to read the 16-digit identification number contained on the microchip, and a secure, web-enabled database containing a patients’ personal health record. To complement its healthcare division, VeriChip established a new subsidiary, VeriGreen Energy Corporation, in March 2009 to focus and invest in the clean and alternative energy sector.

VeriChip is currently focused on the development of its Health Link personal health records business, the development of the virus triage detection system and the in vivo glucose-sensing RFID microchip, as well as the development of other sensor applications, and is considering and will review other strategic opportunities. With its cash on hand and the potential proceeds of up to $10 million from its financing arrangement with Optimus Technology Capital Partners, LLC, as more fully described in proposal 6, VeriChip plans to fund its development programs with Receptors LLC to develop a virus triage detection system for the H1N1 virus and an in vivo glucose-sensing RFID microchip, as more fully described in the “Recent Developments” section of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations of VeriChip,” and to potentially provide funds for working capital and general corporate purposes.

Upon consummation of the merger, the new combined company will be called PositiveID Corporation and will offer identification tools and technologies for consumers and businesses. The companies believe that the formation of PositiveID Corporation represents the convergence of a pioneer in personal health records, VeriChip, with a company in the identity security space, Steel Vault, which is focused on access and security of a consumer’s critical data. The companies believe that joining personal health records and identity security solutions provides a solid foundation for organic growth and a strong, flexible platform for future offers. Following the merger and in execution of its combined PositiveID business plan, management does not plan to allocate significant capital to the growth of the implantable microchip business.

VeriChip shares a common ownership, or control group, with Steel Vault. On August 1, 2008, Digital Angel sold 2,570,000 shares of Steel Vault’s common stock to Blue Moon Energy Partners, LLC, or Blue Moon, in exchange for $400,000. The shares represented 49.9% of Steel Vault’s outstanding common stock at that time and all of the shares that Digital Angel owned. Mr. Silverman, VeriChip’s chief executive officer and executive chairman of the board and Steel Vault’s chairman of the board, is a manager and controls a member of Blue Moon (i.e., R & R Consulting Partners, LLC). William J. Caragol, VeriChip’s acting chief financial officer and Steel Vault’s chief executive officer, president and acting chief financial officer and director, is also a manager and member of Blue Moon. In addition, Jeffrey S. Cobb and Barry M. Edelstein, both or whom are members of VeriChip’s board of directors, each own a 16.67% interest in Blue Moon. On November 12, 2008, R & R Consulting Partners, LLC, or R & R, a holding company owned and controlled by Mr. Silverman, acquired 5,355,556 shares of VeriChip common stock in exchange for $750,000 from Digital Angel. As of September 25, 2009, R & R and Mr. Silverman owned on a combined basis, approximately 49.4% of VeriChip’s outstanding common stock. As of September 25, 2009, Mr. Silverman beneficially owned, directly or indirectly, approximately 53.7% of Steel Vault’s outstanding common stock, including 2,570,000 shares that are directly owned by Blue Moon.

VERICHIP ACQUISITION CORP.
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
(561) 805-8008

VeriChip Acquisition Corp. was incorporated in Delaware on August 25, 2009 and is a wholly-owned subsidiary of VeriChip, which was formed solely to effect the merger with Steel Vault and has not conducted any business. Pursuant to the merger agreement, VeriChip Acquisition Corp. will merge with and into Steel Vault, and Steel Vault will continue as the surviving corporation.

STEEL VAULT CORPORATION
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
(561) 805-8000

Steel Vault is Delaware corporation incorporated in September 1987. Prior to December 31, 2007, it was a full service provider of Information Technology (IT) solutions. It delivered complete lifecycle IT solutions for its customers. Effective December 31, 2007, Steel Vault sold all of its operating assets (the business known as InfoTech USA, Inc. or InfoTech).

In connection with the sale of its assets, Steel Vault’s stockholders also approved an amendment pursuant to which it changed its name from InfoTech USA, Inc. to IFTH Acquisition Corp., on December 31, 2007. Additionally, its wholly-owned subsidiaries changed their names from InfoTech USA, Inc. to IFTH NJ Sub, Inc. and from Information Technology Services, Inc. to IFTH NY Sub, Inc.

After the sale of substantially all of Steel Vault’s operating assets on December 31, 2007, it did not engage in any operations and did not engage in any business activity. Other than paying its outstanding liabilities, liquidating our remaining inventory and collecting its outstanding receivables, Steel Vault’s primary purpose was to locate and acquire an attractive operating business. On December 5, 2008, Steel Vault purchased all of the outstanding membership interests in National Credit Report.com, LLC, a Florida limited liability company, or NCRC, and NCRC became Steel Vault’s wholly-owned subsidiary. As a result, Steel Vault offers consumers a variety of identity security products and services primarily on a subscription basis. These services help consumers protect themselves against identity theft or fraud and understand and monitor their credit profiles and other personal information, which include credit reports, credit monitoring and credit scores.

On March 16, 2009, Steel Vault’s stockholders approved an amendment to change its name from IFTH Acquisition Corp. to Steel Vault.

As of September 25, 2009, Mr. Silverman beneficially owned, directly or indirectly, approximately 53.7% of Steel Vault’s outstanding common stock, including 2,570,000 shares that are directly owned by Blue Moon.

The Merger Proposal

In the merger, VeriChip Acquisition Corp., a wholly-owned subsidiary of VeriChip, will merge with and into Steel Vault. Steel Vault will be the surviving corporation of the merger and will become a wholly-owned subsidiary of VeriChip. If the merger becomes effective, each share of Steel Vault common stock then outstanding will be converted into the right to receive 0.5 shares of VeriChip common stock. No fractional shares of VeriChip common stock will be issued in connection with the merger. Instead, VeriChip will make a cash payment to each Steel Vault stockholder who would otherwise receive a fractional share. The total number of shares of VeriChip common stock issuable as merger consideration is subject to adjustment if, after the date of the merger agreement, but prior to the effective time of the merger, through a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in the capitalization of VeriChip, the shares of issued and outstanding VeriChip common stock increase or decrease in number, or are changed into or exchanged for a different kind or number of securities. Under such circumstances, appropriate adjustments will be made to provide the holders of Steel Vault common stock the same economic effect as contemplated by the merger agreement.

Steel Vault stock options and other awards.  All options to purchase shares of Steel Vault common stock outstanding at the effective time of the merger will remain outstanding following the completion of the merger. Upon completion of the merger, each of the then-outstanding stock options to purchase shares of Steel Vault common stock will be assumed by VeriChip. Upon the completion of the merger, all references to Steel Vault in Steel Vault’s stock plans and relevant agreements will be deemed to refer to VeriChip. Each Steel Vault stock option assumed by VeriChip will be exercisable upon the same terms and conditions as under the applicable Steel Vault stock plan and relevant agreement except that each Steel Vault stock option will represent the right to acquire the number of shares of VeriChip common stock obtained by multiplying (x) the number of shares of Steel Vault common stock subject to the Steel Vault stock option by (y) the exchange ratio of 0.5 (rounded upward to the nearest whole share). The per share exercise price of each Steel Vault stock option assumed by VeriChip will be obtained by dividing (A) the per share exercise price of the Steel Vault stock option by (B) the exchange ratio of 0.5 (rounded upward to the nearest whole cent).

Upon completion of the merger, each of the then-outstanding warrants to purchase shares of Steel Vault common stock will be converted into a warrant to purchase the number of whole shares of VeriChip common stock obtained by multiplying (x) the number of shares of Steel Vault common stock subject to such Steel Vault warrant by (y) the exchange ratio of 0.5 (rounded upward to the nearest whole share). The per share exercise price of each Steel Vault warrant assumed by VeriChip will be obtained by dividing (A) the per share exercise price of the Steel Vault warrant by (B) the exchange ratio of 0.5 (rounded upward to the nearest whole cent). The terms and conditions of the Steel Vault warrants will otherwise remain as set forth in each respective Steel Vault warrant agreement.

In addition, each share of Steel Vault’s restricted common stock outstanding immediately prior to the effective time of the merger will be converted into 0.5 shares of VeriChip common stock. No fractional shares of VeriChip common stock will be issued in connection with the merger. Instead, VeriChip will make a cash payment to each Steel Vault stockholder who would otherwise receive a fractional share.

Ownership of VeriChip after the Merger.  Upon completion of the merger, Steel Vault’s outstanding stock, options and warrants are expected to be converted into VeriChip common stock, representing approximately 37.4% of the shares of VeriChip after the merger on a fully-converted basis, and the current holders of VeriChip’s outstanding stock, options, and warrants will retain approximately 62.6% of VeriChip.

The merger agreement, as amended, is attached to this joint proxy statement/prospectus as Annex A-1 and Annex A-2. VeriChip and Steel Vault encourage you to read the merger agreement, as amended, carefully.

Reasons for the Merger

VeriChip

In reaching its determination to recommend that the VeriChip board approve the merger agreement, the VeriChip special committee considered numerous factors in consultation with its outside legal and financial advisors and VeriChip’s senior management, including the following material factors and benefits of the merger, each of which the VeriChip special committee believed supported its determinations:

•	The terms of the transaction were determined through arm’s-length negotiations between the VeriChip special committee and the Steel Vault special committee and their respective legal and financial advisors.

•	The oral opinion received by the VeriChip special committee on September 3, 2009 and later confirmed in writing, of Ladenburg Thalmann & Co. Inc., which we refer to as Ladenburg, to the effect that, as of that date and subject to the various assumptions, limitations and qualifications set forth in its opinion, the common stock exchange ratio in the merger was fair, from a financial point of view, to the stockholders of VeriChip (other than Scott R. Silverman, William J. Caragol, R & R Consulting Partners, LLC, Blue Moon Energy Partners LLC and their respective affiliates). The full text of Ladenburg’s written opinion, dated September 3, 2009, which describes the assumptions made, matters considered and limitations on the review undertaken, is attached to this joint proxy statement/prospectus as Annex B.

•	The combined company will be renamed PositiveID and should be in a stronger competitive position due to its ability to provide identification tools and technologies to protect consumers and businesses with an initial focus on the convergence of identity security solutions and personal health records.

•	The merger is expected to streamline operations and eliminate inefficiencies resulting from operating two separate public companies; the merger is expected to result in an estimated combined cost savings of approximately $500,000 annually.

•	The merger may result in potentially greater stockholder liquidity due to increased size of the combined company, higher share price and potential to improve analyst coverage.

•	The merger will create a larger public company.

•	The combined businesses of PositiveID and its public company position will provide the ability to augment organic growth with strategic acquisitions.

•	Steel Vault is obligated to reimburse VeriChip for expenses in connection with the transaction, up to a maximum of $200,000, if VeriChip terminates the merger agreement because:

o	Steel Vault breaches a representation, warranty or covenant in the merger agreement that is reasonably likely to have a material adverse effect on Steel Vault;

o	Steel Vault’s board of directors changes its recommendation in favor of the issuance of shares of VeriChip common stock in the merger; or

o	A willful and material breach by Steel Vault causes the making of a superior proposal by a third party.

The VeriChip special committee believes that the above factors generally supported its determination. The VeriChip special committee did, however, consider the potential adverse effects of other factors in connection with the merger. The material negative factors considered were:

•	The cost savings anticipated for VeriChip and Steel Vault as a combined company may not be achieved;

•	Steel Vault’s growth prospects may be less than currently anticipated and not as great as the growth planned by VeriChip alone;

•	The value of the shares to be received by Steel Vault stockholders may vary based upon the nature of the fixed exchange ratio;

•	The VeriChip stockholders will suffer dilution if the merger is consummated; and

•	VeriChip stockholders will be subject to risks relating to Steel Vault’s business, including NCRC.

In reaching its determination to recommend that VeriChip’s stockholders vote for the approval of the issuance of VeriChip common stock pursuant to the merger agreement, VeriChip’s board of directors considered numerous factors, including the recommendation of the VeriChip special committee, as well as the above factors, benefits and adverse effects of the merger considered by the VeriChip special committee, which the board of directors believed supported its determinations.

Steel Vault

In reaching its determination to recommend that the Steel Vault board of directors approve the merger agreement, the Steel Vault special committee considered numerous factors in consultation with its outside legal and financial advisors and Steel Vault’s senior management, including the following material factors and benefits of the merger, each of which the Steel Vault special committee believed supported its determinations:

•	The terms of the transaction were determined through arm’s-length negotiations between the Steel Vault special committee and the VeriChip special committee and their respective legal and financial advisors.

•	The opinion received by the Steel Vault special committee and later confirmed in writing, dated September 4, 2009, of Hyde Park Capital Advisors, LLC, which we refer to as Hyde Park, as of that date and subject to the various assumptions and qualifications set forth in its opinion, the common stock exchange ratio was fair, from a financial point of view, to the holders of Steel Vault common stock. The full text of Hyde Park’s written opinion, dated September 4, 2009, which describes the assumptions made, matters considered and limitations on the review undertaken, is attached to this joint proxy statement/prospectus as Annex C.

•	The combined company will be renamed PositiveID and should be in a stronger competitive position due to its ability to provide identification tools and technologies to protect consumers and businesses with an initial focus on the convergence of identity security solutions and personal health records.

•	The merger is expected to streamline operations and eliminate inefficiencies resulting from operating two separate public companies; the merger is expected to result in an estimated combined cost savings of approximately $500,000 annually.

•	The merger may result in potentially greater stockholder liquidity due to increased size of the combined company and potential to improve analyst coverage.

•	The merger will create a larger public company.

•	The combined businesses of PositiveID and its public company position will provide the ability to augment organic growth with strategic acquisitions.

•	The merger will allow stockholders to continue to participate in any potential growth of the combined company.

•	The expectation that the merger will qualify as a transaction of a type that is generally tax-free for United States federal income tax purposes.

•	In connection with the proposed merger, William J. Caragol agreed to waive any and all rights he has to any change of control payment under that certain letter agreement between Steel Vault and Mr. Caragol dated February 13, 2009.

•	The merger agreement provides that Steel Vault has the right to terminate the merger agreement if, among other reasons, the board of directors changes its recommendation in favor of the merger agreement under limited circumstances.

•	VeriChip is obligated to reimburse Steel Vault for expenses in connection with the transaction, up to a maximum of $200,000, if Steel Vault terminates the merger agreement because:

o	VeriChip breaches a representation, warranty or covenant in the merger agreement that is reasonably likely to have a material adverse effect on VeriChip or the surviving corporation;

o	VeriChip’s board changes its recommendation in favor of the issuance of shares of VeriChip common stock in the merger; or

o	VeriChip agrees to be acquired by a third party.

The Steel Vault special committee believes that the above factors generally supported its determination. The Steel Vault special committee did, however, consider the potential adverse effects of other factors in connection with the merger. The material negative factors considered were:

•	The common stock exchange ratio is fixed and Steel Vault stockholders cannot be certain of the dollar value of the merger consideration to be received in the merger.

•	The cost savings anticipated for VeriChip and Steel Vault as a combined company may not be achieved, or delays or difficulties in eliminating certain redundant costs of the two companies could delay or prevent the realization of the anticipated cost savings.

•	It is not a condition to closing that the merger agreement be approved by a majority of Steel Vault disinterested stockholders at the special meeting.

•	The possibility that the merger may not be completed, or that completion of the merger may be delayed.

•	Steel Vault is required to pay the expenses of VeriChip, up to a maximum of $200,000, upon the occurrence of the termination of the merger under certain circumstances.

In reaching its determination to recommend that Steel Vault’s stockholders vote for approval and adoption of the merger agreement, Steel Vault’s board considered numerous factors, including the following material factors and benefits of the merger, each of which the board believed supported its determinations:

•	The recommendation of the Steel Vault special committee, including the above factors, benefits and adverse effects of the merger considered by the Steel Vault special committee; and

•	The opinion of Hyde Park received by the Steel Vault special committee on September 4, 2009, that, as of that date and subject to the various assumptions and limitations set forth in its opinion, the common stock exchange ratio was fair, from a financial point of view, to the holders of Steel Vault common stock.

Despite the foregoing, the potential benefits of the merger may not be achieved. See the sections entitled “Risk Factors” on page 22, “The Merger — VeriChip’s Reasons for the Merger” on page 68, “The Merger — Steel Vault’s Reasons for the Merger” on page 70.

Risk Factors

The “Risk Factors” should be considered carefully by VeriChip stockholders in evaluating whether to vote for the proposal to approve the issuance of VeriChip common stock pursuant to the merger agreement, the proposal to approve and adopt an amendment to VeriChip’s certificate of incorporation, and by Steel Vault stockholders in evaluating whether to approve and adopt the merger agreement. These risk factors should be considered, along with any additional risk factors in the periodic reports of VeriChip and Steel Vault filed with the SEC and any other information included in this joint proxy statement/prospectus. See “Risk Factors” beginning on page 22.

Recommendations of the VeriChip Special Committee and Board of Directors with Respect to the Merger

The board of directors of VeriChip established a special committee composed of independent members of VeriChip’s board of directors to review and evaluate the terms and conditions, and determine the advisability of, the proposed merger. The members of the special committee were Steven Foland and Barry Edelstein, all of whom are independent under the applicable standards of the Nasdaq Capital Market. The special committee negotiated the terms and conditions of the merger agreement on behalf of VeriChip and, after careful consideration, determined that the merger is advisable, fair to and in the best interests of VeriChip and its stockholders and recommended that the VeriChip board of directors approve the merger agreement.

After careful consideration, the VeriChip board of directors, based on the recommendation of the VeriChip special committee, determined that the merger is advisable, fair to, and in the best interests of VeriChip and its stockholders, and approved the merger agreement and unanimously recommends that VeriChip stockholders vote “FOR” the proposal to issue VeriChip common stock pursuant to the merger agreement, “FOR” the proposal to change VeriChip’s name to “PositiveID Corporation,” and “FOR” the proposal to approve an adjournment or postponement of the special and annual meeting, if necessary.

Recommendations of the Steel Vault Special Committee and Board of Directors with Respect to the Merger

The board of directors of Steel Vault established a special committee composed of independent members of Steel Vault’s board of directors to review and evaluate the terms and conditions, and determine the advisability, of the proposed merger. The members of the special committee were Kevin McLaughlin and Charles Baker, all of whom were independent under the applicable standards of the Nasdaq Stock Market. The special committee negotiated the terms and conditions of the merger agreement on behalf of Steel Vault and, after careful consideration, determined that the merger is advisable, fair to and in the best interests of Steel Vault and its stockholders and recommended that Steel Vault’s board of directors approve the merger agreement.

After careful consideration, Steel Vault’s board of directors, based on the recommendation of the Steel Vault special committee, determined that the merger is advisable, fair to, and in the best interests of Steel Vault and its stockholders, approved and adopted the merger agreement and declared its advisability, approved the merger and other transactions contemplated by the merger agreement and unanimously recommends that Steel Vault stockholders vote “FOR” the proposal to approve and adopt the merger agreement, and “FOR” the proposal to approve an adjournment or postponement of the special meeting, if necessary.

Special and Annual Meeting of VeriChip Stockholders

You can vote at the VeriChip special meeting if you owned VeriChip common stock at the close of business on September 25, 2009, the record date for the VeriChip special meeting. On that date, there were 13,810,628 shares of VeriChip common stock outstanding and entitled to vote. You can cast one vote for each share of VeriChip common stock that you owned on that date. Approval of the proposal to issue shares of VeriChip common stock to Steel Vault stockholders pursuant to the merger agreement requires the affirmative vote of a majority of the votes cast by the VeriChip stockholders present in person or represented by proxy at the special and annual meeting and entitled to vote thereon. Approval of the proposal to approve and adopt an amendment to VeriChip’s certificate of incorporation to change VeriChip’s name to “PositiveID Corporation” at the effective time of the merger and to increase the total number of authorized shares of VeriChip capital stock requires the affirmative vote of the holders of a majority of the voting power of all then outstanding shares of VeriChip capital stock entitled to vote generally in the election of directors. Approval of the proposal to elect five directors to hold office until the 2010 Annual Meeting of Stockholders and until their successors have been duly elected and qualified requires the affirmative vote of a plurality of the votes cast by the VeriChip stockholders present in person or represented by proxy at the special and annual meeting and entitled to vote thereon. Approval of the proposal to approve and adopt the VeriChip Corporation 2009 Stock Incentive Plan requires the affirmative vote of a majority of the votes cast by the VeriChip stockholders present in person or represented by proxy at the special and annual meeting and entitled to vote thereon. Approval of the proposal to approve the potential issuance of shares of VeriChip common stock in excess of 19.99% of VeriChip’s outstanding common stock upon conversion of VeriChip’s Series A Preferred Stock requires the affirmative vote of a majority of the votes cast by the VeriChip stockholders present in person or represented by proxy at the special and annual meeting and entitled to vote thereon. Approval of the proposal to ratify the appointment of Eisner LLP as VeriChip’s independent registered public accounting firm for the year ended December 31, 2009 requires the affirmative vote of a majority of the votes cast by the VeriChip stockholders present in person or represented by proxy at the special and annual meeting and entitled to vote thereon. The affirmative vote of a majority of the stockholders entitled to vote at the special and annual meeting, present in person or by proxy is required to approve an adjournment or postponement of the special and annual meeting, if necessary.

As of VeriChip’s record date, VeriChip’s named executive officers, directors and entities affiliated with them beneficially owned, in the aggregate, approximately 58.6% of VeriChip’s outstanding common stock.

Special Meeting of Steel Vault Stockholders

You can vote at the Steel Vault special meeting if you owned Steel Vault common stock at the close of business on September 25, 2009, the record date for the Steel Vault special meeting. On that date, there were 9,874,971 shares of Steel Vault common stock outstanding and entitled to vote. Approval of the proposal to approve and adopt the merger agreement, which is sometimes referred to as the merger proposal, requires the affirmative vote of holders of a majority of the outstanding shares of Steel Vault’s common stock entitled to vote at the special meeting. The affirmative vote of a majority in voting power of the Steel Vault shares present in person or by proxy and entitled to vote on the subject matter is required to approve an adjournment or postponement of the special meeting, if necessary.

As of Steel Vault’s record date, Steel Vault’s named executive officers, directors and entities affiliated with them beneficially owned, in the aggregate, approximately 68.6% of Steel Vault’s outstanding common stock.

Opinion of Financial Advisor to the VeriChip Special Committee

On September 3, 2009, Ladenburg rendered its oral opinion, subsequently confirmed in writing, to the VeriChip special committee to the effect that, as of such date and based upon and subject to the various assumptions, qualifications and limitations set forth in its opinion, the common stock exchange ratio in the merger was fair, from a financial point of view, to the stockholders of VeriChip (other than Scott R. Silverman, William J. Caragol, R & R Consulting Partners, LLC, Blue Moon Energy Partners LLC and their respective affiliates).

The summary of Ladenburg’s opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex B to this joint proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Ladenburg in preparing its opinion. We encourage you to carefully read the full text of Ladenburg’s written opinion. However, neither Ladenburg’s written opinion nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to any stockholder as to how such stockholder should act or vote with respect to the merger. See “The Merger — Opinion of Financial Advisor to the VeriChip Special Committee.”

Opinion of Financial Advisor to the Steel Vault Special Committee

On September 2, 2009, Hyde Park delivered its oral opinion, and subsequently confirmed in writing on September 4, 2009, to the Steel Vault special committee that, as of September 4, 2009, and subject to the various assumptions and limitations set forth in its opinion, the common stock exchange ratio was fair, from a financial point of view, to the holders of Steel Vault common stock. The full text of this opinion is attached to this joint proxy statement/prospectus as Annex C. Holders of Steel Vault common stock are urged to read the opinion carefully in its entirety to understand the procedures followed, assumptions made, matters considered and limitations on the review undertaken by Hyde Park in providing its opinion. The opinion of Hyde Park is directed to the Steel Vault special committee and does not constitute a recommendation as to how any Steel Vault stockholder should vote with respect to the approval and adoption of the merger agreement.

Interests of Certain Persons in the Merger

In considering the recommendations of VeriChip’s and Steel Vault’s respective boards of directors, you should be aware that certain directors and officers of VeriChip and Steel Vault may have interests in the merger that may be different from, or in addition to, your interests as a stockholder generally and may create potential and actual conflicts of interest. The boards of directors of each of VeriChip and Steel Vault were aware of these interests and considered them when they approved and adopted the merger agreement and the merger.

The interests of the directors and executive officers include, among others:

•	several of VeriChip’s directors and executive officers serve or served as directors and officers of Steel Vault (for more information, see “The Merger — Description of Contracts and Other Arrangements between VeriChip and Steel Vault” and “Certain Relationships and Related Transactions”);

•	several of VeriChip’s directors and executive officers directly or indirectly own an interest in Steel Vault (for more information, see “The Merger — Description of Contracts and Other Arrangements between VeriChip and Steel Vault” and “Certain Relationships and Related Transactions”);

•	Scott R. Silverman, VeriChip’s chief executive officer and executive chairman and Steel Vault’s chairman, directly or indirectly controls VeriChip and Steel Vault (for more information, see “The Merger — Description of Contracts and Other Arrangements between VeriChip and Steel Vault” and “Certain Relationships and Related Transactions”);

•	the appointment of four individuals designated by VeriChip and the appointment of one individual designated by Steel Vault to serve on the board of directors of VeriChip upon completion of the merger;

•	the employment of certain officers of Steel Vault by VeriChip upon completion of the merger;

•	the acceleration of the vesting of certain Steel Vault equity awards, including certain Steel Vault equity awards held by current or former directors and executive officers of VeriChip, in connection with the completion of the merger;

•	the payment of $10,000 to each member of the Steel Vault special committee and an additional $5,000 fee to the chairman of the Steel Vault special committee for serving on the Steel Vault special committee;

•	the payment of $20,000 to each member of the VeriChip special committee and an additional $5,000 fee to the chairman of the VeriChip special committee for serving on the VeriChip special committee;

•	the continued indemnification of, and provision for directors’ and officers’ liability insurance coverage to, current directors and officers of Steel Vault following the merger; and

•	the ownership of Steel Vault stock and options by officers and directors of VeriChip.

For additional information regarding the interests of the executive officers and directors of VeriChip and Steel Vault, see “The Merger — Interests of Certain Persons in the Merger” beginning on page 86.

Conditions to Completion of the Merger

The completion of the merger is subject to the prior satisfaction or waiver of a number of conditions, including the following:

•	no governmental entity will have issued a temporary restraining order, preliminary or permanent injunction or other order preventing the merger;

•	no governmental entity will have enacted or issued any law, regulation or order that is in effect and has the effect of making the merger illegal or otherwise prohibiting the closing;

•	VeriChip’s registration statement, of which this joint proxy statement/prospectus is a part, must be effective, no stop order suspending its effectiveness may be in effect and no proceeding for that purpose shall have been initiated or threatened in writing by the SEC;

•	the shares of VeriChip common stock to be issued in the merger must be approved for listing on the Nasdaq Capital Market, subject to official notice of issuance;

•	the merger agreement must be approved and adopted by the holders of a majority of the outstanding shares of Steel Vault common stock entitled to vote at the special meeting;

•	the issuance of the shares of VeriChip common stock to be issued in connection with the merger must be approved by VeriChip’s stockholders;

•	VeriChip and Steel Vault must receive a tax opinion substantially to the effect that the transactions contemplated by the merger agreement should qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;

•	all required consents and approvals must be obtained, unless the failure to obtain any such consent or approval is not reasonably likely to have, individually or in the aggregate, a material adverse effect on VeriChip or Steel Vault or to materially adversely affect the consummation of the merger;

•	the representations and warranties of each party in the merger agreement must be true and correct, subject to various qualifications;

•	the parties must have complied in all material respects with their respective agreements and covenants in the merger agreement;

•	the parties must each receive a written fairness opinion from their respective investment banking firms;

•	VeriChip must receive letters of resignation necessary to cause the VeriChip board of directors to be constituted as provided in the merger agreement, and Steel Vault must provide to VeriChip the name of the individual designated by Steel Vault to serve on the board of directors of VeriChip; and

•	Steel Vault must cause that secured convertible promissory note, dated March 20, 2009, given by Steel Vault to Blue Moon Energy Partners LLC, to be amended on terms reasonably acceptable to VeriChip, to eliminate the convertible feature of such note.

Termination of the Merger Agreement

Before completion of the merger, and subject to certain qualifications, the merger agreement may be terminated under any of the following circumstances:

•	by the mutual consent of VeriChip and Steel Vault authorized by their respective boards of directors;

•	by VeriChip or Steel Vault in the event of either: (1) a breach by the other party of any representation or warranty contained in the merger agreement, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach, or (2) a breach by the other party of any of the covenants or agreements in the merger agreement, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach and which breach, in each case, is reasonably likely, individually or in the aggregate, to have a material adverse effect on the breaching party or the surviving corporation;

•	at any time prior to the effective time of the merger, by VeriChip or Steel Vault in the event that the merger is not consummated by December 31, 2009 or such later date as Steel Vault and VeriChip may mutually agree, except to the extent that the failure of the merger then to be consummated arises out of, or results from, the knowing action or inaction of the party seeking to terminate under the circumstances set forth in this bullet point;

•	by Steel Vault or VeriChip in the event (1) the approval of any governmental authority required for consummation of the merger and the other transactions contemplated by the merger agreement shall have been denied by final nonappealable action of such governmental authority, or such governmental authority shall have requested the permanent withdrawal of any application therefor, provided, however, that the party seeking to terminate the merger agreement pursuant to the circumstances outlined in this bullet point shall have used commercially reasonable efforts to prevent the entry of, and to remove, such restraint, (2) the requisite stockholder approval is not obtained at the Steel Vault special meeting or at any adjournment or postponement thereof, or (3) the requisite stockholder approval is not obtained at the VeriChip special and annual meeting or at any adjournment or postponement thereof;

•	by Steel Vault prior to obtaining the requisite stockholder vote in the event that Steel Vault receives and accepts a superior proposal;

•	by VeriChip in the event that an adverse recommendation change by Steel Vault has occurred (other than an adverse recommendation change by Steel Vault occurring as a result of a VeriChip material adverse effect);

•	by Steel Vault in the event that an adverse recommendation change by VeriChip has occurred (other than an adverse recommendation change by VeriChip occurring as a result of a Steel Vault material adverse effect);

•	by VeriChip in the event that a willful and material breach by Steel Vault of its non-solicitation obligations under the merger agreement has occurred, and such breach leads to the making of a superior proposal; and

•	by Steel Vault in the event that VeriChip receives and accepts an acquisition proposal with respect to VeriChip.

Expenses and Termination Fees

All fees and expenses incurred in connection with the merger agreement shall be paid by the party incurring such expenses whether or not the merger is consummated. However, VeriChip shall pay (i) all fees and expenses, other than attorneys’, accountants’, financial advisors’, and consultants’ fees and expenses, incurred in relation to the printing and filing with the SEC of this joint proxy statement/prospectus (including any preliminary materials related thereto) and this registration statement (including financial statements and exhibits) and any amendments or supplements thereto and (ii) the filing fee(s) for this registration statement; but, if the merger agreement is terminated for any reason, Steel Vault will repay VeriChip one-half of all the expenses in clauses (i) and (ii) actually paid by VeriChip (other than attorneys’, accountants’, financial advisors’, and consultants’ fees and expenses).

In addition, each of VeriChip and Steel Vault has agreed to immediately reimburse the other party for all the transaction expenses incurred by such other party, up to a maximum of $200,000, if the merger agreement is terminated upon certain events.

Solicitation of Other Offers

Until the merger is completed or the merger agreement is terminated, Steel Vault has agreed not to take any action with regard to an acquisition proposal, as described on page 95 of this joint proxy statement/prospectus, unless it receives an unsolicited acquisition proposal prior to its special meeting and its board of directors concludes in good faith that such acquisition proposal is reasonably likely to result in a superior proposal, as described on page 95 of this joint proxy statement/prospectus. If Steel Vault receives an acquisition proposal that its board of directors considers to be a superior proposal, Steel Vault may, subject to the conditions specified on page 95 of this joint proxy statement/prospectus, furnish non-public information regarding itself and its subsidiaries and may enter into discussions with the person who, or entity that, made the acquisition proposal.

Steel Vault has agreed to inform VeriChip promptly as to any acquisition proposals or any inquiries that it reasonably believes would lead to an acquisition proposal, including the material terms, conditions and developments of any acquisition proposals received. Steel Vault has agreed to provide to VeriChip any non-public information that Steel Vault provides to a person or entity making an acquisition proposal, subject to certain exceptions.

Accounting Treatment of the Merger

VeriChip intends to account for the merger using the acquisition method of accounting for business combinations, with VeriChip being considered the acquiror of Steel Vault, in conformity with accounting principles generally accepted in the United States of America. This means that VeriChip will allocate the purchase price to the fair value of assets, including identifiable intangible assets acquired and liabilities assumed from the current minority owners of Steel Vault at the effective time of the merger, with the excess purchase price, if any, being recorded as goodwill. Under the acquisition method of accounting, goodwill is not amortized but is tested for impairment at the time of the acquisition and at least annually thereafter.

Board of Directors of VeriChip Following the Merger

Immediately following the effective time of the merger, the board of directors of VeriChip will consist of five members with four individuals designated by VeriChip and one individual designated by Steel Vault. Because the VeriChip board of directors currently consists of five individuals, it is anticipated that one of the members of the then-current VeriChip board of directors will resign from the VeriChip board of directors and/or will no longer continue to serve as a director.

Governmental and Regulatory Matters

Neither VeriChip nor Steel Vault is aware of any material governmental or regulatory approval required for completion of the merger, other than the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part, compliance with applicable corporate law of Delaware, and compliance with applicable state “blue sky” laws.

Appraisal Rights

In accordance with Section 262 of the Delaware General Corporation Law, or DGCL, no appraisal rights will be available to holders of shares of the Steel Vault common stock. For a more complete description, see “The Merger — Appraisal Rights.”

Comparison of Stockholder Rights

The rights of stockholders of Steel Vault as stockholders of VeriChip after the merger will be governed by VeriChip’s existing second amended and restated certificate of incorporation and its existing amended and restated bylaws, as such documents may be amended in the future. For a more complete description, see “Comparison of the Rights of Stockholders of VeriChip and Steel Vault.”

Market Price Information

Shares of VeriChip common stock are listed on the Nasdaq Capital Market under the trading symbol “CHIP.” Following the completion of the merger, VeriChip plans to change its ticker symbol on the Nasdaq Capital Market from “CHIP” to “PSID.” On September 4, 2009, the last full trading day prior to the public announcement of the proposed merger, VeriChip common stock closed at $0.74 per share. On October 1, 2009, the latest practicable date before the printing of this joint proxy statement/prospectus, VeriChip common stock closed at $2.53 per share.

The common stock of Steel Vault is quoted on the OTC Bulletin Board under the trading symbol “SVUL.OB.” On September 4, 2009, the last full trading day prior to the public announcement of the proposed merger, Steel Vault common stock closed at $0.29 per share. On October 1, 2009, the latest practicable date before the printing of this joint proxy statement/prospectus, Steel Vault common stock closed at $0.85 per share. The companies urge you to obtain current market quotations for VeriChip and Steel Vault common stock.

Listing of VeriChip Common Stock and Deregistration of Steel Vault Common Stock

VeriChip common stock is currently traded on the Nasdaq Capital Market under the symbol “CHIP.” Following the completion of the merger, VeriChip plans to change its ticker symbol on the Nasdaq Capital Market from “CHIP” to “PSID.” The VeriChip common stock to be issued in the merger will be listed for trading on the Nasdaq Capital Market.

If the merger is completed, Steel Vault common stock will cease to be quoted on the OTC Bulletin Board and will be deregistered under the Securities and Exchange Act of 1934, or the Exchange Act, and Steel Vault will no longer file periodic reports with the SEC.

Material United States Federal Income Tax Consequences

The merger generally is intended to qualify as a tax-free transaction, except with respect to any cash received in lieu of a fractional share interest in VeriChip common stock, and it is a condition to the merger that VeriChip and Steel Vault each receive a legal opinion from Holland & Knight LLP to the effect that the merger will constitute a reorganization within the meaning of 368(a) of the Internal Revenue Code. Assuming the merger qualifies as a reorganization, Steel Vault stockholders who realize a loss as a result of the merger will not be allowed to recognize such loss for U.S. federal income tax purposes, and Steel Vault stockholders who realize a gain as a result of the exchange of Steel Vault common stock for shares of VeriChip common stock will not be required to recognize such gain for U.S. federal income tax purposes. Please review carefully the information under “Material United States Federal Income Tax Consequences” for a description of the material United States federal income tax consequences of the merger beginning on page 181.

This summary may not contain all of the information that is important to you. You should carefully read this entire document and the other documents included elsewhere in this joint proxy statement/prospectus for a more complete understanding of the merger. In particular, you should read the documents attached to this joint proxy statement/prospectus, including the merger agreement, as amended, which is attached to this joint proxy statement/prospectus as Annex A-1 and Annex A-2.

VERICHIP SUMMARY HISTORICAL FINANCIAL DATA

(In thousands, except per share data)

The following table sets forth certain of VeriChip’s consolidated financial data as of and for each of the periods indicated. The financial information for the years ended December 31, 2007 and 2008, and as of December 31, 2007 and 2008, is derived from VeriChip’s audited consolidated financial statements which are included elsewhere in this joint proxy statement/prospectus. The financial information for the year ended December 31, 2006 and as of December 31, 2006 is derived from VeriChip’s audited consolidated financial statements and the notes thereto as filed with the SEC on Form 10-K on April 2, 2007. The financial information for the year ended December 31, 2005 and 2004 and as of December 31, 2005 and 2004 is derived from VeriChip’s audited consolidated financial statements and the notes thereto as filed with the SEC on Form S-1/A on April 7, 2006. The consolidated financial information as of and for the six month periods ended June 30, 2008 and 2009 is derived from VeriChip’s unaudited consolidated financial statements included elsewhere in this joint proxy statement/prospectus. In VeriChip’s opinion, such unaudited consolidated financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of VeriChip’s financial position and results of operations for such periods. Interim results for the six months ended June 30, 2009 are not necessarily indicative of, and are not projections for, the results to be expected for the full year ending December 31, 2009.

The summary historical financial data is only a summary, and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, beginning on page 120 and the consolidated financial statements and the related notes beginning on page FS-2.

	(Unaudited)
	For the Six Months Ended June 30,		Year Ended December 31,(1)
	2009	2008	2008	2007	2006	2005	2004
			(In thousands, except per share data)

Consolidated Statements of Operations Data:
Total revenue	$57	$35	$43	$76	$116	$68	$247
Total cost of products and services	19	61	275	361	456	35	199

Gross profit (loss)	38	(26)	(232)	(285)	(340)	33	48
Selling, general and administrative	2,304	6,746	19,775	13,184	6,981	6,393	1,930
Research and development	—	212	712	106	—	—	—
Other (income) loss	(4,408)	980	(7,997)	—	—	—	(15)
Interest and other expense	—	839	1,213	1,392	823	399	144

Loss from continuing operations	2,142	(8,803)	(13,935)	(14,967)	(8,144)	(6,759)	(2,011)
Income from discontinued operations	—	2,753	787	3,057	1,419	1,497	—

Net income (loss)	2,142	(6,050)	(13,148)	(11,910)	(6,725)	(5,262)	(2,011)
Deemed dividends	—	—	—	—	—	(1)	—

Net income (loss) attributable to common stockholder	$2,142	$(6,050)	$(13,148)	$(11,910)	$(6,725)	$(5,263)	$(2,011)

Earnings per common share — Basic
Net income (loss) per common share from continuing operations	$0.18	$(0.90)	$(1.31)	$(1.71)	$(1.47)	$(1.28)	$(0.45)
Net income per common share from discontinued operations	—	0.28	0.07	0.35	0.26	0.28	—

Net income (loss) attributable to common stockholder per common share	$0.18	$0.62	$(1.24)	$(1.36)	$(1.21)	$(1.00)	$(0.45)

Weighted average number of common shares outstanding	12,240	9,703	10,597	8,756	5,556	5,279	4,444

Earnings per common share — Diluted
Net income (loss) per common share from continuing operations	$0.17	$(0.90)	$(1.31)	$(1.71)	$(1.47)	$(1.28)	$(0.45)

	(Unaudited)
	For the Six Months Ended June 30,		Year Ended December 31,(1)
	2009	2008	2008	2007	2006	2005	2004
			(In thousands, except per share data)

Net income per common share from discontinued operations	—	0.28	0.07	0.35	0.26	0.28	—

Net income (loss) attributable to common stockholder per common share	$0.17	$0.62	$(1.24)	$(1.36)	$(1.21)	$(1.00)	$(0.45)

Weighted average number of common shares outstanding	12,563	9,703	10,597	8,756	5,556	5,279	4,444

	(Unaudited)
	As of June 30,		As of December 31,
	2009	2008	2008	2007	2006	2005	2004
			(In thousands, except per share data)

Consolidated Balance Sheet Data:
Cash	$1,165	$3,774	$3,229	$7,221	$7	$—	$23
Equipment, net of accumulated depreciation and amortization	30	45	39	112	126	132	131
Total assets(2)	6,391	46,492	8,086	49,998	50,888	48,438	283
Long-term debt	—	7,825	—	10,753	13,635	—	—
Total debt	—	15,825	—	12,920	13,635	6,881	4,221
Stockholders’ equity (deficit)	5,192	21,637	2,420	25,591	22,346	28,527	(4,012)

(1)	Income from discontinued operations is comprised of Xmark’s operations, which were sold in July 2008.

(2)	Includes assets from discontinued operations totaling $0, $36,766, $0, $46,696, $45,273, $46,495 and $0 for the periods presented.

STEEL VAULT SUMMARY HISTORICAL FINANCIAL DATA

(In thousands, except per share data)

The following table sets forth certain of Steel Vault’s consolidated financial data as of and for each of the periods indicated. The financial information for the years ended September 30, 2006, 2007 and 2008, and as of September 30, 2007 and 2008, is derived from Steel Vault’s audited consolidated financial statements which are included elsewhere in this joint proxy statement/prospectus. The financial information for the year ended September 30, 2005 and as of September 30, 2006 is derived from Steel Vault’s audited consolidated financial statements and the notes thereto as filed with the SEC on Form 10-K on December 22, 2006. The financial information for the year ended September 30, 2004 and as of September 30, 2004 and 2005 is derived from Steel Vault’s consolidated financial statements and the notes thereto as filed with the SEC on Form 10-K on December 23, 2005. The consolidated financial information as of and for the nine month periods ended June 30, 2008 and 2009 is derived from Steel Vault’s consolidated financial statements included elsewhere in this joint proxy statement/prospectus. In Steel Vault’s opinion, such unaudited consolidated financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of Steel Vault’s financial position and results of operations for such periods. Interim results for the nine months ended June 30, 2009 are not necessarily indicative of, and are not projections for, the results to be expected for the full year ending September 30, 2009.

The summary historical financial data is only a summary, and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Steel Vault” beginning on page 164 and the consolidated financial statements and the related notes beginning on page FS-46.

	(Unaudited)
	For the Nine Months Ended June 30		For the Year Ended September 30,(1)
	2009	2008	2008	2007	2006		2005		2004
			(In thousands, except per share data)

Consolidated Statement of Operations Data:
Revenue	$418	$—	$—	$—	$—		$—		$—
Operating expenses	(2,873)	(574)	(678)	(692)	(931)		(612)		(674)
Interest (expense) income, net	(36)	10	13	120	162		162		165
Loss on sale of marketable equity securities	—	—	(430)	(23)	—		—		—

Loss from continuing operations	(2,491)	(564)	(1,095)	(595)	(769)		(450)		(509)
Income (loss) from discontinued operations	—	353	417	(23)	(1,373	)(1)	(318	)(2)	(2,172	)(3)(4)

Net loss	$(2,491)	$(211)	$(678)	$(618)	$(2,142)		$(768)		$(2,681)

Per Share Data:
Net loss per common share from continuing operations — basic and diluted	$(0.33)	$(0.11)	$(0.21)	$(0.12)	$(0.16)		$(0.09)		(0.10)
Net income per common share from discontinued operations — basic and diluted	—	0.07	0.08	—	(0.28)		(0.07)		(0.44)

Net loss attributable to common stockholder per common share- basic and diluted	$(0.33)	$(0.04)	$(0.13)	$(0.12)	$(0.44)		$(0.16)		$(0.55)

Weighted average number of common shares outstanding — basic	7,625	5,104	5,114	5,014	4,919		4,896		4,896

	(Unaudited)
	As of June 30,		As of September 30,
	2009	2008	2008	2007	2006	2005	2004
			(In thousands, except per share data)

Consolidated Balance Sheet Data:
Cash	$505	$1,124	$1,256	$405	$372	$1,026	$291
Total assets	1,333	1,478	1,301	2,585	4,187	6,050	7,005
Short term debt	472	8	—	2	13	10	812
Long term debt	163	—	—	—	—	—	—
Stockholders’ (deficit) equity	(222)	1,304	1,199	1,359	2,155	4,145	4,913

(1)	In the fourth quarter of 2006, Steel Vault recorded an impairment charge of $924 related to goodwill.

(2)	In the fourth quarter of 2005, Steel Vault recorded an impairment charge of $529 related to goodwill.

(3)	In the fourth quarter of 2004, Steel Vault recorded an impairment charge of $701 related to goodwill.

(4)	In the fourth quarter of 2004, Steel Vault recorded an impairment charge of $1,550 related to deferred taxes.

SUMMARY SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

These tables set forth selected unaudited pro forma condensed combined statement of operations data of VeriChip and Steel Vault for the six months ended June 30, 2009, and for the year ended December 31, 2008, as if the merger had become effective on January 1, 2009 and 2008, respectively. These tables also set forth selected unaudited pro forma condensed combined balance sheet data of VeriChip as of June 30, 2009, as if the merger had become effective on that date.

The unaudited pro forma condensed combined financial data in the table below is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations or the consolidated financial position of VeriChip would have been had the merger occurred on the date assumed, nor is it necessarily indicative of future consolidated results of operations or financial position.

The unaudited pro forma condensed combined financial data in the table below does not include the realization of cost savings from operating efficiencies, revenue synergies or restructuring costs resulting from the merger. You should read this information in conjunction with the separate historical consolidated financial statements and accompanying notes of VeriChip, which are included in this joint proxy statement/prospectus beginning on page FS-2, and of Steel Vault, which are included in this joint proxy statement/prospectus beginning on page FS-46.

The following pro forma condensed combined financial information has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial data and notes thereto included in this joint proxy statement/prospectus beginning on page 102.

The historical financial information related to the results of Steel Vault for the twelve months ended December 31, 2008 is represented on a calendar year basis, i.e. fiscal year September 30, 2008 less the quarter ended December 31, 2007 plus the quarter ended December 31, 2008. The historical financial information related to the results of Steel Vault for the six months ended June 30, 2009 were derived from the sum of the quarters ended March 31, 2009 and June 30, 2009.

	For the Six Months	For the Twelve Months
	Ended June 30, 2009	Ended December 31, 2008
	(Dollars in thousands, except per share data)

Consolidated Statements of Operations Data:
Revenue	$458	$59
Loss from continuing operations	$(525)	$(16,902)
Net loss per common share from continuing operations — basic and diluted	$(0.03)	$(1.10)
Weighted average number of common shares outstanding: Basic and diluted	17,056	15,413

As of June 30, 2009
(Dollars in thousands,
except per share data)

Balance sheet Data:
Cash	$1,670
Total Assets	$12,587
Debt	$163
Shareholder’s Equity	$10,018

COMPARATIVE PER SHARE DATA (UNAUDITED)

The following table summarizes unaudited per share information for VeriChip and Steel Vault on a historical basis, for VeriChip on a pro forma combined basis for VeriChip, and an equivalent pro forma combined basis for Steel Vault. It has been assumed for purposes of the unaudited pro forma condensed combined financial data provided below that the merger was completed as of the beginning of the periods presented, January 1, 2009 and 2008. The following information should be read in conjunction with:

•	the historical audited financial statements of VeriChip as of and for the years ended December 31, 2008 and December 31, 2007 beginning on page FS-18, and the unaudited historical financial statements as of and for the six months ended June 30, 2009, beginning on page FS-2;

•	the historical audited financial statements of Steel Vault as of and for the years ended September 30, 2008, September 30, 2007 and September 30, 2006 beginning on page FS-59 and the unaudited historical financial statements as of and for the nine months ended June 30, 2009 beginning on page FS-46; and

•	the unaudited pro forma condensed combined financial data beginning on page 102.

The pro forma information below is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of the beginning of the period presented, nor is it necessarily indicative of the future operating results or financial position of the combined company. The historical book value per share and the unaudited VeriChip pro forma book value per share were computed by dividing total stockholders’ equity by the number of shares of common stock outstanding at the end of the period. The pro forma income (loss) from continuing operations per share of common stock of the combined company is computed by dividing the pro forma income (loss) from continuing operations available to holders of shares of the combined company’s common stock by the pro forma weighted average number of shares outstanding over the period. The pro forma combined book value per share is computed by dividing total pro forma stockholders’ equity by the pro forma number of shares of common stock outstanding at the end of the period.

	As of/for Nine Months	For Year Ended
	Ended June 30 2009	September 30, 2008

Steel Vault Historical:
Basic (loss) income from continuing operations per common share	$(0.33)	$(0.21)
Diluted (loss) income from continuing operations per common share	$(0.33)	$(0.21)
Dividends declared per share	$—	$—
Book value per share	$(0.03)	$0.23

	As of/for Six Months Ended	For Year Ended
	June 30, 2009	December 31, 2008

VeriChip Historical:
Basic income (loss) from continuing operations per common share(1)	$0.18	$(1.31)
Diluted income (loss) from continuing operations per common share(1)	$0.17	$(1.31)
Dividends declared per share	$—	$1.35
Book value per share	$0.38	$0.21

(1)	Attributable to a non-recurring $4.4 million previously deferred gain on the sale of Xmark, which represents $0.35 and $0.34 of basic and diluted income from continuing operations per common share.

	As of/for Six Months Ended	For Year Ended
	June 30, 2009	December 31, 2008

Steel Vault Historical:(1)
Basic (loss) income from continuing operations per common share	$(0.22)	$(0.27)
Diluted (loss) income from continuing operations per common share	$(0.22)	$(0.27)
Dividends declared per share	$—	$—
Book value per share	$(0.03)	$0.17
Unaudited Pro Forma Combined:
Basic income (loss) from continuing operations per common share	$(0.03)	$(1.10)
Diluted income (loss) from continuing operations per common share	$(0.03)	$(1.10)
Dividends declared per share	$—	$1.03
Book value per share	$0.55

(1)	The historical financial information related to the results of Steel Vault for the twelve months ended December 31, 2008 is represented on a calendar year basis, i.e. fiscal year September 30, 2008 less the quarter ended December 31, 2007 plus the quarter ended December 31, 2008. The historical financial information related to the results of Steel Vault for the six months ended June 30, 2009 were derived from the sum of the quarters ended March 31, 2009 and June 30, 2009.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

VeriChip’s common stock is traded on the Nasdaq Capital Market under the symbol “CHIP,” and Steel Vault’s common stock is quoted on the OTC Bulletin Board under the symbol “SVUL.OB.” Following the completion of the merger, VeriChip plans to change its ticker symbol on the Nasdaq Capital Market from “CHIP” to “PSID.” The following table sets forth the respective closing prices of VeriChip’s and Steel Vault’s common stock, and the equivalent per share value of Steel Vault’s common stock giving effect to the merger, as of September 4, 2009, the date immediately prior to public announcement of the execution of the merger agreement, and October 1, 2009, the latest practicable trading day before the date of the printing of this joint proxy statement/prospectus.

	Closing Price per	Closing Price per
	Share of	Share of	Steel Vault
	VeriChip	Steel Vault	Equivalent
	Common Stock	Common Stock	per Share Value

September 4, 2009	$0.74	$0.29	$0.37
October 1, 2009	$2.53	$0.85	$1.27

For the periods indicated, the following table sets forth the respective intra-day high and low sales prices per share of VeriChip’s and Steel Vault’s common stock as reported on their respective markets. The per share prices do not include adjustment for markups, markdowns or commission.

	VeriChip Common Stock		Steel Vault Common Stock
	High	Low	High	Low

2007
First Quarter	$6.50	$4.86	$0.40	$0.20
Second Quarter	9.20	4.28	0.28	0.20
Third Quarter	10.35	3.49	0.25	0.20
Fourth Quarter	4.34	2.25	0.28	0.18
2008
First Quarter	$2.77	$1.89	$0.23	$0.17
Second Quarter	2.50	1.53	0.30	0.19
Third Quarter	2.22	0.35	0.30	0.19
Fourth Quarter	0.86	0.25	0.35	0.18
2009
First Quarter	$0.64	$0.26	$0.47	$0.15
Second Quarter	0.70	0.40	0.39	0.14
Third Quarter (through September 16, 2009)	1.28	0.40	0.52	0.15

You are advised to obtain current market quotations for VeriChip and Steel Vault common stock before making any decision regarding the merger. The market price of the common stock of both companies is subject to fluctuation. The dollar value of the shares of VeriChip common stock that holders of Steel Vault will receive in the proposed merger and the dollar value of the Steel Vault common stock they surrender may increase or decrease.

As of September 25, 2009, VeriChip had 13,810,628 shares of common stock issued and outstanding and approximately 20 stockholders of record. As of September 25, 2009, Steel Vault had 9,874,971 shares of common stock issued and outstanding and approximately 55 stockholders of record.

Dividend Policy

In July 2008, VeriChip declared and in August 2008, VeriChip paid a special cash dividend of $15.8 million on its capital stock. Any future determination with respect to the payment of dividends will be at the discretion of VeriChip’s board of directors and will be dependent upon its financial condition, results of operations, capital requirements, general business conditions, terms of financing arrangements and other factors that its board of directors may deem relevant.

Steel Vault has never paid dividends on its common stock and does not anticipate paying dividends in the foreseeable future. The decision whether to apply legally available funds to the payment of dividends on its common stock may be made by its board of directors from time to time in the exercise of its business judgment.

RISK FACTORS

In addition to the risks described in each company’s reports on Forms 10-K and 10-Q relating to each company as an independent business, you should carefully consider the following matters in deciding whether to vote in favor of the merger, which include all known material risks related to the merger. These matters have been grouped under three separate headings: “Risks Related to the Merger,” which discusses the risks of combining VeriChip’s and Steel Vault’s companies, risks under the merger agreement and potential and actual conflicts of interest, among other things, “Industry and Business Risks Related to VeriChip and Its Businesses,” which discusses the risks of VeriChip’s industry and VeriChip’s businesses other than those risks related solely to Steel Vault’s businesses and “Industry and Business Risks Related to Steel Vault and Its Businesses,” which discusses the risks of Steel Vault’s industry and Steel Vault’s businesses. If any of these risks actually materialize, the business, financial condition or prospects of VeriChip and Steel Vault may be seriously harmed. In such case, the market price of VeriChip common stock may decline and you may lose all or part of your investment. See “Cautionary Statement Concerning Forward-Looking Statements” on page 36.

Risks Related to the Merger

Any delay in completion of the merger may reduce or delay the benefits expected to be obtained from the merger.

The merger is subject to a number of conditions beyond the control of VeriChip and Steel Vault that may prevent, delay or otherwise materially adversely affect its completion. For a more complete summary of the conditions that must be satisfied or waived prior to the effective time of the merger, see “The Merger Agreement — Conditions to Completion of the Merger.” VeriChip and Steel Vault cannot predict whether and when these conditions will be satisfied. Any delay in completing the merger may reduce or delay the synergies and other benefits that VeriChip and Steel Vault expect to achieve if they successfully complete the merger within the expected timeframe and integrate their respective businesses.

The number of shares that Steel Vault stockholders will be entitled to receive is fixed; if the market price of VeriChip’s common stock declines, the value of the VeriChip common stock being issued to Steel Vault stockholders will be reduced.

Upon the closing of the merger, each holder of shares of Steel Vault stock will be entitled to receive a fixed number of shares of VeriChip common stock for each share of Steel Vault common stock held by such stockholder at the closing of the merger. The market value of VeriChip common stock fluctuates based upon general market and economic conditions, VeriChip’s businesses and prospects and other factors. Accordingly, even if the market price of Steel Vault common stock increases prior to the merger, Steel Vault stockholders will not be entitled to additional consideration.

There will be no upward adjustment to the common stock exchange ratio (except for reclassifications to reflect the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification or other like change with respect to VeriChip common stock), and the parties do not have the right to terminate the merger agreement based upon changes in the market price of either VeriChip common stock or Steel Vault common stock. If VeriChip’s stock price decreases, Steel Vault stockholders will receive less value for their shares of Steel Vault common stock.

The issuance of shares of VeriChip common stock to Steel Vault stockholders in the merger will substantially reduce the percentage interests of VeriChip stockholders.

In the proposed merger, Steel Vault will become a wholly-owned subsidiary of VeriChip. If the merger is completed, VeriChip will issue approximately 8,869,699 shares of VeriChip common stock in the merger to Steel Vault stockholders, option holders and warrant holders (based on the number of outstanding shares of Steel Vault common stock on the Steel Vault record date and assuming exercise of all outstanding Steel Vault options and warrants). Based on the number of shares of VeriChip and Steel Vault common stock outstanding on the respective record dates of VeriChip and Steel Vault, Steel Vault stockholders will own, in the aggregate, approximately 37.4% of the fully diluted shares of VeriChip common stock immediately after the merger. The issuance of shares of VeriChip common stock to Steel Vault stockholders in the merger will cause a significant reduction in the relative percentage interest of current VeriChip stockholders in earnings, voting, liquidation value, and book and market value.

The significant costs associated with the merger may not prove to be justified in light of the benefits ultimately realized and could adversely affect future liquidity and operating results.

VeriChip estimates that it will incur direct transaction costs of approximately $0.2 million associated with the merger, which will be included as a part of the total purchase cost for accounting purposes. In addition, Steel Vault estimates that it will incur direct transaction costs estimated to be approximately $0.2 million, which will be expensed as incurred for accounting purposes. These numbers are estimates that are subject to increase. VeriChip and Steel Vault believe the combined company may incur charges to operations, which are not currently reasonably estimable, in the quarter in which the merger is completed or the following quarters, to reflect costs associated with integrating certain operations of the two companies. The combined company may incur additional material charges in subsequent quarters to reflect additional costs associated with the merger.

Charges to earnings may adversely affect the market value of the combined company’s common stock following the merger.

In accordance with accounting principles generally accepted in the United States, the combined company will account for the merger using the acquisition method of accounting, which will result in charges to earnings that could have a material effect on the market value of VeriChip common stock following the closing of the merger. Under the acquisition method of accounting, the combined company expects to allocate approximately 28% of the estimated purchase price to Steel Vault’s net tangible assets, amortizable intangible assets, and intangible assets with indefinite lives based on their fair values as of the date of the closing of the merger, and will record the excess as goodwill. VeriChip will incur additional depreciation and amortization expense over the useful lives of certain of the net tangible and intangible assets acquired in connection with the merger. In addition, to the extent the value of goodwill or intangible assets with indefinite lives becomes impaired, VeriChip may be required to incur material charges relating to the impairment of those assets. These depreciation, amortization and potential impairment charges could have a material effect on VeriChip’s results of operations.

The combined company may be unable to successfully integrate Steel Vault’s and VeriChip’s operations or to realize the anticipated benefits of the merger. As a result, the value of VeriChip common stock may be adversely affected.

VeriChip and Steel Vault entered into the merger agreement because each company believes that the merger will be beneficial to each of VeriChip, Steel Vault, and their respective stockholders. Currently, each company operates as an independent public company. The new combined company will be called PositiveID Corporation and will offer identification tools and technologies for consumers and businesses. The companies believe that the formation of PositiveID Corporation represents the convergence of a pioneer in personal health records, VeriChip, with a leader in the identity security space, Steel Vault, which is focused on access and security of a consumer’s critical data. The companies believe that joining personal health records and identity security solutions provides a solid foundation for organic growth and a strong, flexible platform for future offers. Achieving the anticipated synergies, growth opportunities and cost savings from the merger will depend in part upon whether the two companies integrate their businesses in an efficient and effective manner. The companies may not be able to accomplish this integration process smoothly or successfully. The companies may not be able to achieve the anticipated operating and cost synergies or long-term strategic benefits of the merger. An inability to realize the full extent of, or any of, the anticipated benefits of the merger, as well as any delays encountered in the integration process, could have an adverse effect on the business and results of operations of the combined company, which may affect the value of the shares of VeriChip common stock after the completion of the merger.

In order to be successful, the combined company must retain and motivate key employees, and failure to do so could seriously harm the combined company.

In order to be successful, the combined company must retain and motivate executives and other key employees, including those in managerial, sales and technical positions. Employees of VeriChip or Steel Vault may experience uncertainty about their future roles in the combined company until or after strategies with regard to the combined company are announced or executed. These circumstances may adversely affect the combined company’s ability to attract and retain key management, sales and technical personnel. The combined company also must continue to motivate employees and keep them focused on the strategies and goals of the combined company, which may be particularly difficult because of the potential distractions of the merger.

Resales of VeriChip common stock following the merger may cause the market price of VeriChip common stock to decrease.

As of September 25, 2009, VeriChip had 13,810,628 shares of common stock outstanding, and an aggregate of 1,004,296 shares of VeriChip common stock were issuable upon the exercise of outstanding employee or director stock options. VeriChip expects that it will issue approximately 4,937,485 shares of VeriChip common stock in the merger based on the number of shares of Steel Vault common stock outstanding on September 25, 2009, and will reserve an additional approximately 3,932,214 shares of VeriChip common stock for issuance in connection with VeriChip’s assumption of Steel Vault’s outstanding options and warrants. The issuance of these new shares of VeriChip common stock and the sale of additional shares of VeriChip common stock that may become eligible for sale in the public market from time to time upon exercise of options or other rights will increase the total number of shares of VeriChip common stock outstanding. This increase will be substantial. Sales of a significant number of shares of VeriChip common stock could have the effect of depressing the market price for VeriChip common stock.

The unaudited pro forma financial statements are not an indicator of the combined company’s financial condition or results of operations following the merger.

The unaudited pro forma financial statements contained in this joint proxy statement/prospectus are not an indicator of the combined company’s financial condition or results of operations following the merger for several reasons. The unaudited pro forma financial statements have been derived from the historical financial statements of VeriChip and Steel Vault, and many adjustments and assumptions have been made regarding the combined company after giving effect to the merger. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with complete accuracy. As a result, the actual financial condition and results of operations of the combined company following the merger may not be consistent with, or evident from, these unaudited pro forma financial statements.

In addition, the actual earnings per share of the combined company following the merger may decrease below that reflected in the pro forma financial information, which is lower than historical results of VeriChip, for several reasons. The assumptions used in preparing the pro forma financial information may not prove to be accurate and other factors may affect the combined company’s actual earnings per share following the merger. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Data Reflecting the Merger” beginning on page 102. Any potential decline in VeriChip’s earnings per share may cause significant variations in the stock price of the combined company.

Directors and officers of VeriChip and Steel Vault may have conflicts of interest that may influence them to support or approve the merger.

In considering the recommendations of VeriChip’s and Steel Vault’s respective boards of directors, you should be aware that certain directors and officers of VeriChip and Steel Vault may have interests in the merger that may be different from, or in addition to, your interests as a stockholder generally and may create potential and actual conflicts of interest. These interests on the part of certain directors and officers of VeriChip and Steel Vault may arise as a result of cross directorships, stock ownership, intercompany transactions, intercompany agreements and potential bonus payments. The boards of directors of each of VeriChip and Steel Vault were aware of these interests and considered them when they approved and adopted the merger agreement and the merger. For a detailed discussion of the interests of the directors and executive officers of VeriChip and Steel Vault, see the section entitled “The Merger — Interests of Certain Persons in the Merger.”

The fairness opinions obtained by VeriChip and Steel Vault from their respective special committees’ financial advisors will not reflect changes in circumstances between signing the merger agreement and the completion of the merger.

Neither VeriChip nor Steel Vault has obtained updated opinions as of the date of this joint proxy statement/prospectus from Ladenburg or Hyde Park, respectively. Changes in the operations and prospects of VeriChip or Steel Vault, general market and economic conditions, and other factors that may be beyond the control of VeriChip or Steel Vault, and on which the fairness opinions were based, may alter the value of VeriChip or Steel Vault or the prices of their common stock by the time the merger is completed. Each fairness opinion is based on the information in existence on the date of the opinion and will not be updated as of the time the merger is to be completed. Because VeriChip and Steel Vault currently do not anticipate asking their respective financial advisors to update their opinions, the written opinions dated September 3, 2009 and September 4, 2009, respectively, do not address the fairness of the common stock exchange ratio, from a financial point of view, at the time the VeriChip special and annual meeting and the Steel Vault special meeting are to be held or at the time the merger is to be completed. For a description of the opinions that VeriChip and Steel Vault received from their respective financial advisors, please refer to “The Merger — Opinion of Financial Advisor to the VeriChip Special Committee” and “The Merger — Opinion of Financial Advisor to the Steel Vault Special Committee.”

Industry and Business Risks Related To VeriChip and Its Businesses

Risks Occasioned by the Xmark Transaction

VeriChip will be unable to compete with Xmark’s business for four years from the date of closing.

VeriChip has agreed that, for a period of four years after the closing of the Xmark Transaction, or July 2012, it will not (i) directly or indirectly participate with, control or own an interest in any entity that is engaged in the business of manufacturing, selling, financing, supplying, marketing or distributing infant security systems, wander prevention systems, asset/personnel and identification systems, and vibration monitoring instruments anywhere in the world or (ii) solicit, induce, encourage or attempt to persuade any employee of Xmark to terminate his or her employment relationship with Xmark, or offer to hire any Xmark employee. VeriChip’s remaining business, the VeriMed Health Link business, is not deemed to compete with Xmark’s business. However, the non-compete provisions will restrict its ability to engage in any business that competes with Xmark’s business until July 2012.

Risks Related to VeriChip’s Health Link Business which Utilizes the Implantable Microchip

VeriChip may never achieve market acceptance or significant sales of this system.

Through September 25, 2009, VeriChip had generated nominal revenue from sales of the microchip inserter kits. It may never achieve market acceptance or more than nominal or modest sales of this system. Following the merger and in execution of its combined PositiveID business plan, management does not currently plan to allocate a significant amount of capital to the growth of the implantable microchip business;

nonetheless, VeriChip attributes the modest number of people who have undergone the microchip implant procedure to the following factors:

•	Many people who fit the profile for which the VeriMed Health Link system was designed may not be willing to have a microchip implanted in their upper right arm.

•	Physicians may be reluctant to discuss the implant procedure with their patients until a greater number of hospital emergency rooms have adopted the VeriMed Health Link system as part of their standard protocol.

•	Physicians may be reluctant to discuss the implant procedure with their patients because of the cost to their patients.

•	The media has from time to time reported, and may continue to report, on the VeriMed Health Link system in an unfavorable and, on occasion, an inaccurate manner. For example, there have been articles published asserting, despite at least one study to the contrary, that the implanted microchip is not magnetic resonance imaging, or MRI, compatible. There have also been articles published asserting, despite numerous studies to the contrary, that the implanted microchip causes malignant tumor formation in laboratory animals.

•	Privacy concerns may influence individuals to refrain from undergoing the implant procedure or dissuade physicians from recommending the VeriMed Health Link system to their patients. Misperceptions that a microchip-implanted person can be “tracked” and that the microchip itself contains a person’s basic information, such as name, contact information, and personal health records, may contribute to such concerns.

•	Misperceptions and/or negative publicity may prompt legislative or administrative efforts by politicians or groups opposed to the development and use of human-implantable RFID microchips. The Pennsylvania legislature is considering a law addressing implantable chips and consumer privacy concerns. The states of Wisconsin, California, Oklahoma and North Dakota have adopted laws prohibiting chip implantation without the recipient’s prior consent. While we support all pending and enacted legislation that would preclude anything other than voluntary implantation, legislative bodies or government agencies may determine to go further, and their actions may have the effect, directly or indirectly, of delaying, limiting or preventing the use of human-implantable RFID microchips or the sale, manufacture or use of RFID systems utilizing such microchips.

•	At present, the cost of the microchip implant procedure is not covered by Medicare, Medicaid or private health insurance.

•	At present, no studies to assess the impact of the VeriMed Health Link system on the quality of emergency department care have been completed and publicly released.

VeriChip does not expect to generate revenue from its VeriMed Health Link business over the next 12 to 18 months. VeriChip’s VeriMed Health Link business generated gross sales of $76,000 in 2007 and $43,000 in 2008. VeriChip is currently focused on the development of its Health Link personal health record business, the development of the virus triage detection system and the in vivo glucose-sensing RFID microchip, as well as the development of other sensor applications, and is considering and will review other strategic opportunities. However, there can be no assurance that VeriChip will be able to successfully implement such options or strategic alternatives.

In the past, VeriChip has failed to meet applicable Nasdaq Stock Market requirements and was subject to delisting by the Nasdaq Stock Market. If delisting were to occur in the future, it would adversely affect the market liquidity of its common stock and harm its businesses.

On October 21, 2008, VeriChip received a letter from Nasdaq indicating that it is not in compliance with the Nasdaq’s requirements for continued listing because, for the 30 consecutive business days prior to October 16, 2008, the bid price of its common stock closed below the minimum $1.00 per share price requirement for continued listing under Nasdaq Marketplace Rule 5450 (the “Rule”) and, its common stock had not maintained a minimum market value of publicly held shares (“MVPHS”) of $5 million as required for continued inclusion by the Rule. On November 17, 2008, VeriChip received a notice from Nasdaq indicating that its stockholders’ equity at September 30, 2008 was less than the $10 million in stockholders’ equity required for continued listing on The Nasdaq Global Market under Marketplace Rule 5450(b)(1)(A). In its notice, Nasdaq requested that VeriChip provide its plan to achieve and sustain compliance with the continued listing requirements of The Nasdaq Global Market, including the minimum stockholders’ equity requirement, before December 2, 2008, which VeriChip complied with. On February 27, 2009, it filed an application to transfer the listing of its common stock from the Nasdaq Global Market to the Nasdaq Capital Market.

On March 5, 2009, VeriChip received a notice from Nasdaq indicating that it had not evidenced compliance with the $10 million in stockholders’ equity requirement for continued listing on the Nasdaq Global Market under Marketplace Rule 5450(b)(1)(A), and that it did not meet the requirements for continued listing on The Nasdaq Capital Market because its stockholders’ equity at December 31, 2008 of $2.4 million was below the $2.5 million requirement under Marketplace Rule 5550(b). As a result, its securities are subject to delisting. VeriChip appealed the Nasdaq staff’s determination and requested an oral hearing before a Nasdaq Listing Qualifications Panel, which took place on April 23, 2009 and temporarily stayed the delisting of its common stock. On May 27, 2009, the Nasdaq Hearings Panel granted its request to remain listed on The Nasdaq Stock Market and its request to transfer to The Nasdaq Capital Market, effective May 29, 2009. On July 24, 2009, VeriChip received a letter from Nasdaq advising that it is in compliance with all applicable continued listing standards. Additionally, as of the date of this joint proxy statement/prospectus, VeriChip meets The Nasdaq Capital Market MVPHS requirement of $1 million.

On September 30, 2009, VeriChip received a letter from Nasdaq indicating that, since the closing bid price of VeriChip’s common stock had been at $1.00 per share or greater for at least ten consecutive business days, VeriChip had regained compliance with the Rule. However, there is no assurance that VeriChip will be able to maintain compliance with the Nasdaq’s requirements for continued listing in the future.

If VeriChip did not regain compliance with the Rule by January 29, 2010, the Nasdaq staff would have provided written notification that VeriChip’s securities would be delisted. At that time, VeriChip could have appealed the Nasdaq staff’s determination to delist its securities to a Listing Qualifications Panel.

If VeriChip’s common stock were delisted from the Nasdaq Stock Market, trading of its common stock most likely would be conducted in the over-the-counter market on an electronic bulletin board established for unlisted securities, such as the OTC Bulletin Board. Delisting would adversely affect the market liquidity of its common stock and harm VeriChip’s business and may hinder or delay its ability to consummate potential strategic transactions or investments. Such delisting could also adversely affect VeriChip’s ability to obtain financing for the continuation of its operations and could result in the loss of confidence by investors, suppliers and employees.

Implantation of VeriChip’s implantable microchip may be found to cause risks to a person’s health, which could adversely affect sales of its systems that incorporate the implantable microchip.

The implantation of VeriChip’s implantable microchip may be found, or be perceived, to cause risks to a person’s health. Potential or perceived risks include adverse tissue reactions, migration of the microchip and infection from implantation. There have been articles published asserting, despite numerous studies to the contrary, that the implanted microchip causes malignant tumor formation in laboratory animals. As more people are implanted with VeriChip’s implantable microchip, it is possible that these and other risks to health will manifest themselves. Actual or perceived risks to a person’s health associated with the microchip implantation process could constrain its sales of the VeriMed Health Link system or result in costly and expensive litigation. Further, the potential resultant negative publicity could damage its business reputation, leading to loss in sales of VeriChip’s other systems targeted at the healthcare market which would harm its business and negatively affect its prospects.

If VeriChip is required to effect a recall of its implantable microchip, its reputation could be materially and adversely affected and the cost of any such recall could be substantial, which could adversely affect its results of operations and financial condition.

From time to time, implanted devices have become subject to recall due to safety, efficacy, product failures or other concerns. To date, VeriChip has not had to recall any of its implantable microchips. However, if, in the future, it is required to effect such a recall, the cost of the recall, and the likely related loss of system sales, could be substantial and could materially and adversely affect VeriChip’s results of operations and financial condition. In addition, any such recall could materially adversely affect its reputation and its ability to sell its systems that make use of the implantable microchip which would harm its business and negatively affect its prospects.

Interruptions in access to, or the hacking into, VeriChip’s VeriMed Health Link patient information database may have a negative impact on its revenue, damage its reputation and expose VeriChip to litigation.

Reliable access to the VeriMed Health Link patient information database is a key component of the functionality of VeriChip’s VeriMed Health Link system. Its ability to provide uninterrupted access to the database, whether operated by it or one or more third parties with whom VeriChip contracts, will depend on the efficient and uninterrupted operation of the computer and communications systems involved. Although certain elements of technological, power, communications, personnel and site redundancy are maintained, the database may not be fully redundant. Further, the database may not function properly if certain necessary third-party systems fail, or if some other unforeseen act or natural disaster should occur. In the past, VeriChip has experienced short periods during which the database was inaccessible as a result of development work, system maintenance and power outages. Any disruption of the database services, computer systems or communications networks, or those of third parties that we rely on, could result in the inability of users to access the database for an indeterminate period of time. This, in turn, could cause VeriChip to lose the confidence of the healthcare community and persons who have undergone the microchip implant procedure, resulting in a loss of revenue and possible litigation.

In addition, if the firewall software protecting the information contained in VeriChip’s database fails or someone is successful in hacking into the database, it could face damage to its business reputation and litigation.

Regulation of products and services that collect personally-identifiable information or otherwise monitor an individual’s activities may make the provision of VeriChip’s services more difficult or expensive and could jeopardize its growth prospects.

Certain technologies that VeriChip currently, or may in the future, support are capable of collecting personally-identifiable information. A growing body of laws designed to protect the privacy of personally-identifiable information, as well as to protect against its misuse, and the judicial interpretations of such laws, may adversely affect the growth of VeriChip’s business. In the U.S., these laws include the Health Insurance Portability and Accountability Act, or HIPAA, the Federal Trade Commission Act, the Electronic Communications Privacy Act, the Fair Credit Reporting Act, and the Gramm-Leach-Bliley Act, as well as various state laws and related regulations. Although VeriChip is not a covered entity under HIPAA, it has entered into agreements with certain covered entities in which it is considered to be a “business associate” under HIPAA. As a business associate, VeriChip is required to implement policies, procedures and reasonable and appropriate security measures to protect individually identifiable health information it receives from covered entities.

VeriChip’s failure to protect health information received from customers could subject it to liability and adverse publicity, and could harm its business and impair its ability to attract new customers.

In addition, certain governmental agencies, like the U.S. Department of Health and Human Services and the Federal Trade Commission, have the authority to protect against the misuse of consumer information by targeting companies that collect, disseminate or maintain personal information in an unfair or deceptive manner. VeriChip is also subject to the laws of those foreign jurisdictions in which it operates, some of which currently have more protective privacy laws. If VeriChip fails to comply with applicable regulations in this area, its business and prospects could be harmed.

Certain regulatory approvals generally must be obtained from the governments of the countries in which its foreign distributors sell its systems. However, any such approval may be subject to significant delays or may not be obtained. Any actions by regulatory agencies could materially and adversely affect VeriChip’s growth plans and the success of its business.

If VeriChip fails to comply with anti-kickback and false claims laws, it could be subject to costly and time-consuming litigation and possible fines or other penalties.

VeriChip is, or may become subject to, various federal and state laws designed to address healthcare fraud and abuse, including anti-kickback laws and false claims laws. The federal anti-kickback statute prohibits the offer, payment, solicitation or receipt of any form of remuneration in return for referring items or services payable by Medicare, Medicaid or any other federally-funded healthcare program. This statute also prohibits remuneration in return for purchasing, leasing or ordering or arranging, or recommending the purchasing, leasing or ordering, of items or services payable by Medicare, Medicaid or any other federally-funded healthcare program. The anti-kickback laws of various states apply more broadly to prohibit remuneration in return for referrals of business payable by payers other than federal healthcare programs.

False claims laws prohibit anyone from knowingly presenting, or causing to be presented, for payment to third-party payers, including Medicare and Medicaid, which currently do not provide reimbursement for its microchip implant procedure, claims for reimbursed drugs or services that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. VeriChip’s activities relating to the reporting of wholesale or estimated retail prices of its VeriMed Health Link system, the reporting of Medicaid rebate information, and other information affecting federal, state and third-party payment for the VeriMed Health Link system, if such payment becomes available, will be subject to scrutiny under these laws.

The anti-kickback statute and other fraud and abuse laws are very broad in scope, and many of their provisions have not been uniformly or definitively interpreted by existing case law or regulations. Violations of the anti-kickback statute and other fraud and abuse laws may be punishable by criminal and/or civil sanctions, including fines and civil monetary penalties, as well as the possibility of exclusion from federal healthcare programs, including Medicare and Medicaid, which currently do not provide reimbursement for our microchip implant procedure. VeriChip has not been challenged by a governmental authority under any of these laws and believes that its operations are in compliance with such laws. However, because of the far-reaching nature of these laws, it may be required to alter one or more of its practices to be in compliance with these laws. Healthcare fraud and abuse regulations are complex and even minor, inadvertent irregularities in submissions can potentially give rise to claims that the statute has been violated. If VeriChip is found to have violated these laws, or are charged with violating them, our business, financial condition and results of operations could suffer, and its management team could be required to dedicate significant time and resources addressing the actual or alleged violations.

Risks Related to VeriChip’s Product Development Efforts

VeriChip and its development partner Receptors LLC are in the early stages of developing a virus triage detection system for the H1N1 virus and an in vivo glucose-sensing RFID microchip, the effectiveness of both of which is unproven.

VeriChip and its development partner Receptors LLC, or Receptors, are engaged in the research and development of applying Receptors’ patented AFFINITY by DESIGNtm CARAtm platform to the detection and classification of pandemic threat viruses, such as the H1N1 virus, as well as the research and development of an in vivo glucose-sensing RFID microchip. The effectiveness of this detection system and the effectiveness of this sensor/microchip system are yet to be determined. As a result, there can be no assurance that VeriChip and Receptors will be able to successfully employ these development-stage products as diagnostic solutions for either the detection of strains of influenza and other viruses or for the detection of glucose in vivo. Any failure to establish the efficacy or safety of these development-stage products could have a material adverse effect on VeriChip’s business, results of operations, and financial condition.

VeriChip’s product research and development activities may not result in a commercially-viable virus triage detection system or in a commercially-viable in vivo glucose-sensing RFID microchip.

Both products are in the early stages of development. Both the virus triage detection system and the in vivo glucose-sensing RFID microchip are therefore prone to the risks of failure inherent in diagnostic product development. VeriChip and Receptors may be required to complete and undertake significant clinical trials to demonstrate to the U.S. Food and Drug Administration, or FDA, that these products are safe and effective to the satisfaction of the FDA and other non-United States regulatory authorities or for their respective, intended uses, or are substantially equivalent in terms of safety and effectiveness to existing, lawfully-marketed, non-premarket approved devices. Clinical trials are expensive and uncertain processes that often take years to complete. Failure can occur at any stage of the process, and successful early positive results do not ensure that the entire clinical trial or later clinical trials will be successful. Product candidates in clinical-stage trials may fail to show desired efficacy and safety traits despite early promising results. If the research and development activities of VeriChip and Receptors do not result in commercially-viable products, VeriChip’s business, results of operations, financial condition, and stock price could be adversely affected.

Even if the FDA or similar non-United States regulatory authorities grant VeriChip regulatory approval of a product, the approval may take longer than VeriChip anticipates and may be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for costly post-marketing follow up studies. Moreover, if VeriChip fails to comply with applicable regulatory requirements, VeriChip may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

The success and timing of development efforts, clinical trials, regulatory approvals, product introductions, collaboration and licensing arrangements, any termination of development efforts and other material events could cause volatility in our stock price.

Volatility in VeriChip’s stock price will depend on many factors, including:

•	success of the development partnership between VeriChip and Receptors and related development costs;

•	success and timing of regulatory filings and approvals for the virus triage detection system and the in vivo glucose-sensing RFID microchip;

•	success and timing of commercialization and product introductions of the virus triage detection system and the in vivo glucose-sensing RFID microchip;

•	introduction of competitive products into the market;

•	results of clinical trials for the virus triage detection system and the in vivo glucose-sensing RFID microchip;

•	a finding that Receptors’ patented AFFINITY by DESIGNtm CARAtm platform is invalid or unenforceable;

•	a finding that the virus triage detection system or the in vivo glucose-sensing RFID microchip infringes the patents of a third party;

•	payment of any royalty payments under licensing agreements;

•	unfavorable publicity regarding VeriChip, Receptors, or either of the companies’ products or competitive products;

•	termination of development efforts for the virus triage detection system;

•	timing of expenses VeriChip may incur with respect to any license or acquisition of products or technologies; and

•	termination of development efforts of any product under development or any development or collaboration agreement.

VeriChip anticipates future losses and may require additional financing, and VeriChip’s failure to obtain additional financing when needed could force VeriChip to delay, reduce or eliminate VeriChip’s product development programs or commercialization efforts.

VeriChip anticipates future losses and therefore may be dependent on additional financing to execute its business plan. Although VeriChip currently has the funding needed to pay for the planned development of its current projects, its plans for expansion may still require additional financing. In particular, VeriChip may require additional capital in order to continue to conduct the research and development and obtain regulatory clearances and approvals necessary to bring any future products to market and to establish effective marketing and sales capabilities for existing and future products. VeriChip’s operating plan may change, and it may need additional funds sooner than anticipated to meet its operational needs and capital requirements for product development, clinical trials and commercialization. Additional funds may not be available when VeriChip needs them on terms that are acceptable to VeriChip, or at all. If adequate funds are not available on a timely basis, VeriChip may terminate or delay the development of one or more of its products, or delay establishment of sales and marketing capabilities or other activities necessary to commercialize its products. Therefore, VeriChip does not know whether any planned development phases or clinical trials for the virus triage detection system or the in vivo glucose-sensing RFID microchip will be completed on schedule, or at all. Furthermore, VeriChip cannot guarantee that any planned development phases or clinical trials will begin on time or at all.

VeriChip’s future capital requirements will depend on many factors, including: the costs of expanding VeriChip’s sales and marketing infrastructure and manufacturing operations; the degree of success VeriChip experiences in developing and commercializing the virus triage detection system and the in vivo glucose-sensing RFID microchip; the number and types of future products VeriChip develops and commercializes; the costs, timing and outcomes of regulatory reviews associated with VeriChip’s current and future product candidates; the costs of preparing, filing and prosecuting patent applications and maintaining, enforcing and defending intellectual property-related claims; and the extent and scope of VeriChip’s general and administrative expenses.

VeriChip’s future product development efforts may not yield marketable products due to results of studies or trials, failure to achieve regulatory approvals or market acceptance, proprietary rights of others or manufacturing issues.

Development of a product candidate requires substantial technical, financial and human resources. VeriChip’s potential product candidates may appear to be promising at various stages of development yet fail to timely reach the market for a number of reasons, including: the lack of adequate quality or sufficient prevention benefit, or unacceptable safety during preclinical studies or clinical trials; VeriChip’s or its collaborative development partners’ failure to receive necessary regulatory approvals on a timely basis, or at all; the existence of proprietary rights of third parties; or the inability to develop manufacturing methods that are efficient, cost-effective and capable of meeting stringent regulatory standards.

VeriChip’s industry changes rapidly as a result of technological and product developments, which may quickly render VeriChip’s product candidates less desirable or even obsolete. If VeriChip is unable or unsuccessful in supplementing its product offerings, its revenue and operating results may be materially adversely affected.

The industry in which VeriChip operates is subject to rapid technological change. The introduction of new technologies in the market, including the delay in the adoption of these technologies, as well as new alternatives for the delivery of products and services will continue to have a profound effect on competitive conditions in this market. VeriChip may not be able to develop and introduce new products, services and enhancements that respond to technological changes on a timely basis. If VeriChip’s product candidates are not accepted by the market as anticipated, if at all, VeriChip’s business, operating results, and financial condition may be materially and adversely affected.

If VeriChip and Receptors are unable to develop and later market the product candidates in a timely manner or at all, or if competitors develop or introduce similar products that achieve commercialization before the product candidates enter the market, the demand for the product candidates may decrease or the product candidates could become obsolete.

The product candidates will operate in competitive markets, where competitors may already be well established. VeriChip expects that competitors will continue to innovate and to develop and introduce similar products that could be competitive in both price and performance. Competitors may succeed in developing or introducing similar products earlier than VeriChip and Receptors, obtaining regulatory approvals and clearances for such products before the product candidates are approved and cleared, or developing more effective products. In addition, competitors may have products that have already been approved or are in a stage of advanced development, which may achieve commercialization before the product candidates enter the market.

If a competitor’s products reach the market before the product candidates, they may gain a competitive advantage, impair the ability of VeriChip and Receptors to commercialize the product candidates, or render the product candidates obsolete. There can be no assurance that developments by competitors will not render the product candidates obsolete or noncompetitive. VeriChip’s financial performance may be negatively impacted if a competitor’s successful product innovation reaches the market before the product candidates or gains broader market acceptance.

VeriChip believes that the product candidates have certain technological advantages, but maintaining these advantages will require continual investment in research and development, and later in sales and marketing. There is no guarantee that VeriChip and Receptors will be successful in maintaining these advantages. Nor is there any guarantee that VeriChip and Receptors will be successful in completing development of the product candidates in any clinical trials or in achieving sales of the product candidates, or that future margins on such products will be acceptable.

Risks Related to the Establishment of VeriChip’s Subsidiary, VeriGreen Energy Corporation

VeriChip intends to develop a renewable energy business, a line of business in which it has limited experience, from which it may never recover our investment or realize a profit.

In March 2009, after several months of examining a variety of opportunities in the energy sector, VeriChip established a subsidiary, VeriGreen Energy Corporation. Following the enactment of the American Recovery and Reinvestment Act of 2009, which will invest nearly $79 billion in renewable energy, energy efficiency and green transportation, VeriChip intends to invest in clean and alternative energy businesses to complement its existing healthcare initiatives.

VeriChip has limited experience in the renewable energy sector. In addition to its capital investment, its management’s focus will also be directed towards this new business. VeriChip presently, and will likely continue to be for some time, able to rely only upon its current management and directors for assistance in executing its business plan. While these individuals are highly experienced in business generally they have limited experience in the renewable energy industry. This lack of experience may hinder VeriChip’s ability to fully implement its business plan in a timely and cost efficient manner, which, in turn, may adversely affect its potential success and profitability. There can be no assurance that it will recover its investment in this new business, that it will realize a profit from this new business or that diverting its management’s attention to this new business will not have an adverse effect on VeriChip’s existing VeriMed Health Link business, any of which results may have an adverse effect on its results of operations, financial condition and prospects.

Industry and Business Risks Related to Steel Vault and Its Businesses

Steel Vault has a history of losses, and expects to incur additional losses in the future. Steel Vault is unable to predict the extent of future losses or when it will become profitable.

For the years ended September 30, 1999 through September 30, 2008, Steel Vault experienced operating losses and as of September 30, 2008 its accumulated deficit was $5.0 million. Steel Vault expects to continue to incur operating losses for the near future. Its ability in the future to achieve or sustain profitability is based on a number of factors, many of which are beyond its control. Even if it achieves profitability in the future, it may not be able to sustain profitability in subsequent periods.

Steel Vault is unable to control many of the factors affecting consumer spending, and declines in consumer spending could reduce demand for Steel Vault’s products.

Steel Vault’s business depends on consumer demand for its products and, consequently, is sensitive to a number of factors that influence consumer spending, including general economic conditions, disposable consumer income, fuel prices, recession and fears of recession, war and fears of war, inclement weather, consumer debt, conditions in the housing market, interest rates, sales tax rates and rate increases, inflation, consumer confidence in future economic conditions and political conditions, and consumer perceptions of personal well-being and security. In particular, an economic downturn leads to decreased discretionary spending, which adversely impacts Steel Vault’s business. Adverse changes in factors affecting discretionary consumer spending could reduce consumer demand for its products, thus reducing its sales and harming its business and operating results.

Steel Vault must obtain the subscribers it loses in the ordinary course of business and, if it fails to do so, its revenue and subscriber base will decline.

A substantial number of subscribers to Steel Vault’s consumer products and services cancel their subscriptions each year. Cancellations may occur due to numerous factors, including:

•	changing subscriber preferences;

•	competitive price pressures;

•	general economic conditions;

•	subscriber dissatisfaction;

•	cancellation of subscribers due to credit card declines; and

•	credit or charge card holder turnover.

If Steel Vault fails to replace subscribers to its consumer products and services it loses in the ordinary course of business, its revenue may decline, causing a material adverse impact on the results of its operations. There can be no assurance that it can successfully replace the large number of subscribers that cancel each year.

Marketing laws and regulations may materially limit Steel Vault’s or its clients’ ability to offer Steel Vault’s products and services to consumers.

Steel Vault markets its consumer products and services through a variety of marketing channels, including direct mail, outbound telemarketing, inbound telemarketing, inbound customer service and account activation calls, email, mass media and the internet. These channels are subject to both federal and state laws and regulations. Federal and state laws and regulations may limit its ability to market to new subscribers or offer additional services to existing subscribers, which may have a material impact on Steel Vault’s ability to sell its services.

If Steel Vault loses its ability to purchase data from any of the three major credit reporting repositories, which it is able to do through the three credit data resellers to whom they sell, each of which is a competitor of Steel Vault, demand for its services would decrease.

Steel Vault relies on the three major credit reporting repositories, Equifax, Experian and TransUnion, to provide it with essential data for its consumer identity theft protection and credit management services, through its contract with Equidata, Inc. Its agreement with Equidata, Inc. expires in October 2009. That agreement may be terminated by them on 30 days’ notice in certain circumstances. Each of the three major credit reporting repositories owns its consumer credit data and is a competitor of Steel Vault in providing credit information directly to consumers, and may decide that it is in their competitive interests to stop indirectly supplying data to Steel Vault. Any interruption, deterioration or termination of Steel Vault’s relationship with Equidata, Inc., one of its two competitors, or one or more of the three credit reporting repositories would be disruptive to Steel Vault’s business and could cause Steel Vault to lose subscribers.

Steel Vault’s competitors, including those who have greater resources and experience than Steel Vault does, may commercialize technologies that make Steel Vault’s obsolete or noncompetitive.

There are many public and private companies, actively engaged in Steel Vault’s line of business and that target the same markets that it targets. Some of Steel Vault’s current competitors have significantly greater financial, marketing and product development resources than Steel Vault does. Low barriers to entry into its line of business may result in new competitors entering the markets Steel Vault serves. If Steel Vault’s competitors market products that are more effective and less expensive than its products, Steel Vault may not be able to achieve commercial success.

Steel Vault’s long-term capital needs may require additional sources of capital, and there can be no assurances that it will be successful in negotiating additional sources of long-term capital.

Steel Vault’s long-term capital needs may require additional sources of equity or credit. There can be no assurances that it will be successful in negotiating additional sources of equity or credit for its long-term capital needs. Steel Vault’s inability to have continuous access to such financing at reasonable costs could materially and adversely impact its financial condition, results of operations and cash flows.

Additionally, Steel Vault is a publicly-traded company and its stock is traded on National Association of Securities Dealers, Inc.’s OTC Bulletin Board, where there is limited visibility in the investment community. Moreover, Steel Vault’s share volume averaged less than 5,000 shares per day during its fiscal year ended September 30, 2008. Raising equity capital could therefore be challenging for Steel Vault. Any limitations on its ability to raise equity capital could significantly impact its ability to fund its operations or undertake future growth through expansion or acquisition.

Steel Vault depends on key personnel to manage its business effectively, and, if it is unable to hire, retain or motivate qualified personnel, its ability to design, develop, market and sell its systems could be harmed.

Steel Vault’s future success depends, in part, on certain key employees, including William J. Caragol, its chief executive officer, president and acting chief financial officer, as well as the chairman of its board of directors, and key technical and operations personnel, and on Steel Vault’s ability to attract and retain highly skilled personnel. The loss of the services of any of its key personnel may seriously harm its business, financial condition and results of operations. In addition, the inability to attract or retain qualified personnel, or delays in hiring required personnel, particularly operations, finance, accounting, sales and marketing personnel, may also seriously harm its business, financial condition and results of operations. Steel Vault’s ability to attract and retain highly skilled personnel will be a critical factor in determining whether we will be successful in the future.

Directors, executive officers, principal stockholders and affiliated entities own a significant percentage of Steel Vault’s capital stock, and they may make decisions that you do not consider to be in the best interests of its stockholders.

As of September 25, 2009, Steel Vault’s current directors and executive officer beneficially owned, in the aggregate, approximately 68.6% of Steel Vault’s outstanding voting securities. As a result, if some or all of them acted together, they would have the ability to exert substantial influence over the election of the board of directors and the outcome of issues requiring approval by Steel Vault’s stockholders. This concentration of ownership may also have the effect of delaying or preventing a change in control of Steel Vault that may be favored by other stockholders. This could prevent transactions in which stockholders might otherwise recover a premium for their shares over current market prices.

Conflicts of interest may arise between Blue Moon Energy Partners, LLC and Steel Vault that could be resolved in a manner unfavorable to Steel Vault.

Questions relating to conflicts of interest may arise between Blue Moon and Steel Vault, in a number of areas relating to their ongoing relationships. As of September 25, 2009, Blue Moon beneficially owned 30.2% of Steel Vault’s outstanding common stock. Currently, Scott R. Silverman, Steel Vault’s chairman of the board, is a manager of Blue Moon and controls a member of Blue Moon and William J. Caragol, Steel Vault’s chief executive officer, president and acting chief financial officer, is a manager and member of Blue Moon.

The equity interests of Steel Vault’s directors and executive officers in Blue Moon could create, or appear to create, conflicts of interest when directors are faced with decisions that could have different implications for the two companies. For example, these decisions could relate to, among other matters, the desirability of a potential acquisition or joint venture opportunity or employee retention or recruiting.

Compliance with changing regulations concerning corporate governance and public disclosure may result in additional expenses.

There have been changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act, new regulations promulgated by the SEC and rules promulgated by the national securities exchanges and the NASDAQ. These new or changed laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. As a result, Steel Vault’s efforts to comply with evolving laws, regulations and standards are likely to continue to result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. Steel Vault’s board members and executive officers could face an increased risk of personal liability in connection with the performance of their duties. As a result, Steel Vault may have difficulty attracting and retaining qualified board members and executive officers, which could harm its business. If Steel Vault’s efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies, it could be subject to liability under applicable laws or its reputation may be harmed.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus may contain “forward-looking statements” about VeriChip and Steel Vault and their businesses within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties and are based on the beliefs and assumptions of the management of VeriChip and Steel Vault, based on information currently available to each company’s management. When words such as “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates,” “should,” “likely” or similar expressions are used, VeriChip and Steel Vault are making forward-looking statements. Forward-looking statements also include the information concerning possible or assumed future results of operations of VeriChip and Steel Vault set forth under “Summary,” “Risk Factors,” “The Merger — Background of the Merger,” “The Merger — VeriChip’s Reasons for the Merger,” “The Merger — Steel Vault’s Reasons for the Merger,” “The Merger — Recommendations of the VeriChip Special Committee and Board of Directors,” and “The Merger — Recommendations of the Steel Vault Special Committee and Board of Directors.” All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the merger or other planned acquisitions; any statements regarding the benefits, synergies and costs of the merger; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief; and any statements of assumptions underlying any of the foregoing.

Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and stockholder values of VeriChip and Steel Vault may differ materially from those expressed in the forward-looking statements. Many of the factors that will determine these results and values are beyond VeriChip’s and Steel Vault’s ability to control or predict. Stockholders are cautioned not to put undue reliance on any forward-looking statements. For those statements, VeriChip and Steel Vault claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

For a discussion of the most important factors that may cause actual results to differ materially from those suggested by the forward-looking statements, please read carefully the information under “Risk Factors.”

You should read this joint proxy statement/prospectus and the other documents referred to in this joint proxy statement/prospectus completely and with the understanding that actual future results could materially differ from those anticipated in these forward-looking statements as a result of a number of factors, including the risk factors described above. All forward-looking statements attributable to VeriChip and Steel Vault are expressly qualified by these cautionary statements. VeriChip and Steel Vault disclaim any obligation to update any forward-looking statements to reflect events or circumstances after the date of this joint proxy statement/prospectus except as required by law.

THE SPECIAL AND ANNUAL MEETING OF VERICHIP STOCKHOLDERS

General

VeriChip is furnishing this joint proxy statement/prospectus to holders of VeriChip common stock to provide its stockholders with important information in connection with the solicitation of proxies for use at the special meeting of VeriChip stockholders and at any adjournment or postponement of the special meeting. This includes information regarding the proposed (i) approval of the issuance of shares of VeriChip common stock pursuant to the merger agreement, (ii) approval and adoption of an amendment to VeriChip’s second amended and restated certificate of incorporation to change VeriChip’s name to “PositiveID Corporation” at the effective time of the merger, (iii) approval and adoption an amendment to VeriChip’s certificate of incorporation to increase the total number of authorized shares of VeriChip capital stock from 45 million shares, of which 40 million shares are common stock, to 75 million shares, of which 70 million shares will be common stock, (iv) election of five directors to hold office until the 2010 Annual Meeting of Stockholders and until their successors have been duly elected and qualified, (v) approval and adoption of the VeriChip Corporation 2009 Stock Incentive Plan, (vi) approval of the potential issuance of shares of VeriChip common stock in excess of 19.99% of VeriChip’s outstanding common stock upon conversion of VeriChip’s Series A Preferred Stock, (vii) ratification of the appointment of Eisner LLP as VeriChip’s independent registered public accounting firm for the year ended December 31, 2009, and (viii) approval of an adjournment or postponement of the special and annual meeting, if necessary.

VeriChip first mailed this joint proxy statement/prospectus and the accompanying form of proxy to its stockholders on or about October 5, 2009.

Date, Time and Place of VeriChip Special and Annual Meeting

VeriChip will hold a special and annual meeting of its stockholders on November 10, 2009, at 9:00 a.m., Eastern Standard Time, at VeriChip’s principal executive offices located at 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445.

Purpose

VeriChip Proposal 1: Approval of the Issuance of VeriChip Common Stock Pursuant to the Merger Agreement

On September 4, 2009, the board of directors of VeriChip adopted resolutions approving the issuance of shares of VeriChip common stock in connection with the merger with Steel Vault. These shares will not be issued unless the merger is completed. As of September 25, 2009, Scott R. Silverman, VeriChip’s chief executive officer and executive chairman and Steel Vault’s chairman, beneficially owned, directly or indirectly, 49.4% of VeriChip’s outstanding common stock and 53.7% of Steel Vault’s outstanding common stock. In connection with the merger, VeriChip will acquire all of the outstanding shares of common stock of Steel Vault. After the merger, Steel Vault will be a wholly-owned subsidiary of VeriChip. This share issuance proposal is being submitted for approval by the stockholders of VeriChip pursuant to the requirements of the Nasdaq Stock Market, LLC applicable to companies with securities quoted on the Nasdaq Capital Market.

A copy of the merger agreement, as amended, is attached to this joint proxy statement/prospectus as Annex A-1 and Annex A-2. VeriChip stockholders are encouraged to read the merger agreement, as amended, in its entirety. For a detailed summary of the merger agreement, as amended, please see the section of this joint proxy statement/prospectus entitled “The Merger Agreement” beginning on page 91.

Vote Required

The affirmative vote of a majority of the votes cast by the VeriChip stockholders present in person or represented by proxy at the special and annual meeting and entitled to vote thereon, is required to approve the issuance of shares of VeriChip common stock pursuant to the merger. Abstentions and broker non-votes have no effect on the outcome of this proposal.

Recommendation of the Board of Directors

The board of directors of VeriChip unanimously recommends a vote “FOR” the issuance of VeriChip common stock in connection with the merger with Steel Vault.

VeriChip Proposal 2: Approval and Adoption of an Amendment to the Second Amended and Restated Certificate of Incorporation of VeriChip to Change VeriChip’s Name to “PositiveID Corporation” at the Effective Time of the Merger

VeriChip is asking its stockholders to approve an amendment to VeriChip’s second amended and restated certificate of incorporation to change the name of VeriChip from “VeriChip Corporation” to “PositiveID Corporation” at the effective time of the merger. The VeriChip board of directors believes that changing VeriChip’s name will better reflect the services to be provided by VeriChip after the completion of the merger.

The amendment to change VeriChip’s second amended and restated certificate of incorporation will become effective only if the merger is completed and only after the completion of the merger. Annex D to this joint proxy statement/prospectus contains the form of the proposed amendment to VeriChip’s second amended and restated certificate of incorporation, which you are urged to read in its entirety. Approval of the VeriChip name change proposal is not required for the completion of the merger.

Vote Required

Approval of this proposal requires the affirmative vote of the holders of a majority of the voting power of all then outstanding shares of VeriChip capital stock entitled to vote generally in the election of directors. Abstentions and broker non-votes have the effect of a vote against the proposal.

Recommendation of the Board of Directors

The board of directors of VeriChip unanimously recommends a vote “FOR” the approval and adoption of an amendment to VeriChip’s second amended and restated certificate of incorporation to change VeriChip’s name to “PositiveID Corporation” at the effective time of the merger.

VeriChip Proposal 3: Approval and Adoption of an Amendment to the Second Amended and Restated Certificate of Incorporation of VeriChip to Increase the Total Number of Authorized Shares of VeriChip Capital Stock from 45 Million Shares, of which 40 Million Shares Are Common Stock, to 75 Million Shares, of which 70 Million Shares Will Be Common Stock

VeriChip’s second amended and restated certificate of incorporation provides that the total number of shares of capital stock that VeriChip has the authority to issue is 45 million shares of capital stock, of which 40 million are common stock, par value $0.01 per share. VeriChip’s board of directors adopted a resolution recommending that the stockholders approve and adopt an amendment to VeriChip’s second amended and restated certificate of incorporation to increase the authorized number of shares of VeriChip common stock from 40 million shares to 70 million shares. A copy of the proposed amendment to the certificate of incorporation is attached to this joint proxy statement/prospectus as Annex D.

On September 25, 2009, the VeriChip record date, approximately 13,810,628 shares of VeriChip common stock were issued and outstanding and approximately 1,004,296 shares of VeriChip common stock were issuable based on options and other stock-based awards. To complete the merger, VeriChip expects that approximately 8,869,699 shares of VeriChip common stock will be required to be issued to holders of shares of Steel Vault common stock based on the number of outstanding shares of Steel Vault common stock on the Steel Vault record date and assuming exercise of all outstanding Steel Vault options, warrants and restricted stock.

Although the shares of VeriChip common stock currently authorized under its second amended and restated certificate of incorporation will be sufficient to complete the merger, VeriChip’s board of directors believes that the increased number of authorized shares of common stock contemplated by the proposed amendment is desirable in order that additional shares be available for issuance from time to time, without further action or authorization by the stockholders (except as required by law), if needed for such corporate purposes as may be determined by the board of directors. Such corporate purposes might include the acquisition of other businesses in exchange for shares of VeriChip stock; flexibility for possible future financings; and attracting and retaining valuable employees and directors by the issuance of additional stock options or other equity awards. The board of directors considers the authorization of additional shares advisable to ensure prompt availability of shares for issuance should the occasion arise. Other than the shares to be issued in connection with the merger, VeriChip has no immediate plans, nor are there any existing or proposed agreements or understandings to issue any of the additional shares of common stock other than pursuant to warrants, options, restricted stock, previously authorized by the board of directors.

Although an increase in the authorized shares of VeriChip common stock could, under certain circumstances, also be construed as having an anti-takeover effect (for example, by permitting easier dilution of the stock ownership of a person seeking to effect a change in the composition of the board of directors or contemplating a tender offer or other transaction resulting in the acquisition of VeriChip by another company), the proposed increase in shares authorized is not in response to any effort by any person or group to accumulate VeriChip common stock or to obtain control of VeriChip by any means. In addition, the proposal is not part of any plan by the VeriChip board of directors to recommend or implement a series of anti-takeover measures.

Approval of this proposal is not required for the completion of the merger.

Vote Required

Approval of this proposal requires the affirmative vote of the holders of a majority of the voting power of all then outstanding shares of VeriChip capital stock entitled to vote generally in the election of directors. Abstentions and broker non-votes have the effect of a vote against the proposal.

Recommendation of the Board of Directors

The board of directors of VeriChip unanimously recommends a vote “FOR” the approval and adoption of an amendment to VeriChip’s second amended and restated certificate of incorporation to increase the total number of authorized shares of VeriChip capital stock from 45 million shares, of which 40 million shares are common stock, to 75 million shares, of which 70 million shares will be common stock.

VeriChip Proposal 4: Election of Five Directors to Hold Office until the 2010 Annual Meeting of Stockholders and Until Their Successors Have Been Duly Elected and Qualified

Pursuant to Delaware corporate law, VeriChip is required to hold an annual meeting to elect directors. VeriChip’s board of directors currently consists of five directors, serving until the next Annual Meeting of Stockholders and until their successors are elected and qualified.

As described under “The Merger — Board of Directors of VeriChip Following the Merger” beginning on page 88, immediately following the effective time of the merger, the board of directors of VeriChip will consist of five members with four individuals designated by VeriChip and one individual designated by Steel Vault. Because the VeriChip board of directors currently consists of five individuals, it is anticipated that one of the members of the then-current VeriChip board of directors will resign from the VeriChip board of directors and/or will no longer continue to serve as a director.

VeriChip’s current board members and classifications are as follows:

Name	Positions with VeriChip

Scott R. Silverman	Executive Chairman of the Board and Chief Executive Officer
Jeffrey S. Cobb	Director
Barry M. Edelstein	Director
Steven R. Foland	Director
Michael E. Krawitz	Director

The terms of these five directors will expire at the 2009 special and annual meeting. The board of directors has recommended that Scott R. Silverman, Jeffrey S. Cobb, Barry M. Edelstein, Steven R. Foland, and Michael E. Krawitz be nominated for re-election.

The board of directors has nominated the following individuals for election to the board of directors to serve until the 2010 Annual Meeting of Stockholders and until their successors are elected and qualified.

Scott R. Silverman, 45, has served as VeriChip’s chief executive officer since August 27, 2009 and its executive chairman since December 1, 2008. He previously served as VeriChip’s acting president from March 2007 through May 4, 2007, as VeriChip’s chief executive officer from December 5, 2006 through July 18, 2008, as chairman of VeriChip’s board of directors from March 2003 through July 18, 2008 and as a member of VeriChip’s board of directors from February 2002 through July 18, 2008. On November 12, 2008, he was again appointed to VeriChip’s board of directors, to serve as chairman. He also served as VeriChip’s chief executive officer from April 2003 to June 2004. He served as the chairman of the board of directors of Digital Angel Corporation (formerly known as Applied Digital Solutions, Inc.), or Digital Angel, from March 2003 through July 3, 2007, and served as chief executive officer of Digital Angel from March 2003 to December 5, 2006, and as acting president of Digital Angel from April 2005 to December 5, 2006. From March 2002 to March 2003, he served as Digital Angel’s president and as a member of its board of directors. From August 2001 to March 2002, he served as a special advisor to Digital Angel’s board of directors. From September 1999 to March 2002, Mr. Silverman operated his own private investment banking firm. From October 1996 to September 1999, he served in various capacities with Digital Angel, including positions related to business development, corporate development and legal affairs. Mr. Silverman has served as the chairman of Steel Vault, since January 2006. Mr. Silverman is an attorney licensed to practice in New Jersey and Pennsylvania.

Jeffrey S. Cobb, 48, has served as a member of VeriChip’s board of directors since March 2007. Mr. Cobb is the chief operating officer of IT — Resource Solutions, Inc. Prior to April 2004, Mr. Cobb was the executive vice president and chief operating officer of SCB Computer Technology Inc. From 1998 to 2002, Mr. Cobb served as executive vice president and chief operating officer of Professional Services of SCB Computer Technology Inc. Mr. Cobb served as a member on the board of directors of Steel Vault from March 2004 through July 22, 2008. Mr. Cobb earned his Bachelor of Science in Marketing and Management from Jacksonville University.

Barry M. Edelstein, 46, has served as a member of VeriChip’s board of directors since January 2008. Mr. Edelstein serves as managing partner of Structured Growth Capital, Inc., a boutique investment banking firm. Mr. Edelstein served as acting president and chief executive officer of Destron Fearing Corporation (formerly known as Digital Angel Corporation), or Destron Fearing, from August 2007 until December 2007. Mr. Edelstein has served as president and chief executive officer of ScentSational Technologies, Inc. since January 2003, and is currently its chairman. From 2000 to 2002, Mr. Edelstein was vice president of sales and sales operations for Comcast Business Communications Inc., where he managed the integration of Comcast Telecommunications Inc. with two other subsidiaries and led a team that oversaw the sales, marketing, customer care, billing operations and supplier management function of the company. Mr. Edelstein has a bachelor’s degree in business administration from Drexel University and received his law degree from Widener University School of Law.

Steven R. Foland, 50, has served as a member of VeriChip’s board of directors since February 2008. Mr. Foland is currently a private investor and advisor to businesses in the United States and Asia, and has served as a managing director and head of investment banking for Merriman Curhan Ford & Co. from September 2005 until February 2008 and as the senior managing director and head of west coast investment banking for ThinkEquity Partners from September 2003 until August 2005. He was previously with Morgan Stanley and Credit Suisse in New York and Hong Kong. Mr. Foland has a bachelor’s degree in political science from the University of Michigan and received his law degree from the University of Notre Dame.

Michael E. Krawitz, 40, served as the chief executive officer and president of Digital Angel Corporation from December 2006 to December 2007. Prior to that, during his time at Digital Angel Corporation, he served as assistant vice president and general counsel beginning in April 1999, and was appointed vice president and assistant secretary in December 1999, senior vice president in December 2000, secretary in March 2003, executive vice president in April 2003 and chief privacy officer in November 2004. From 1994 to April 1999, Mr. Krawitz was an attorney with Fried, Frank, Harris, Shriver & Jacobson in New York. Mr. Krawitz has served as a member on the board of directors of Steel Vault since July 23, 2008. Mr. Krawitz earned a bachelor of arts degree from Cornell University in 1991 and a juris doctorate from Harvard Law School in 1994.

Each of the nominees has consented to be named in this joint proxy statement/prospectus and to serve as a member of VeriChip’s board of directors if elected. In the event that a nominee withdraws or for any reason is not able to serve as a director, the proxy will be voted for such other person as may be designated by the board of directors, but in no event will the proxy be voted for more than five nominees as directors. VeriChip’s management has no reason to believe that the nominees will not serve if elected.

Vote Required

Approval of this proposal requires the affirmative vote of a plurality of the votes cast by the stockholders represented in person or represented by proxy at the special and annual meeting and entitled to vote. You may vote in favor of a nominee, or you may withhold your vote from a nominee. Votes that are withheld with respect to this matter will be excluded entirely from the vote and will have no effect, other than for purposes of determining the presence of a quorum. Brokers that do not receive instructions are entitled to vote those shares with respect to the election of directors.

Recommendation of the Board of Directors

The board of directors of VeriChip unanimously recommends a vote “FOR” each of the five nominees for the election of directors to hold office until the 2010 Annual Meeting of Stockholders and until their successors are duly elected and qualified.

VeriChip Proposal 5: Approval and Adoption of the VeriChip Corporation 2009 Stock Incentive Plan

General

A proposal will be presented at the special and annual meeting to approve and adopt the VeriChip Corporation 2009 Stock Incentive Plan, or Stock Incentive Plan, which was adopted by its board of directors on September 16, 2009, subject to approval by its stockholders. The complete text of the Stock Incentive Plan is set forth in Annex E to this joint proxy statement/prospectus, and stockholders are urged to review it together with the following information, which is qualified in its entirety by reference to Annex E.

The Stock Incentive Plan will not be effective absent stockholder approval. The Stock Incentive Plan is designed so that incentive stock option awards granted pursuant to its terms would generally be subject to the favorable tax treatment provided to recipients of incentive stock options under Section 422 of the Internal Revenue Code of 1986. The Stock Incentive Plan also is designed so that stock option and certain restricted and other cash and stock awards granted pursuant to its terms would generally not be subject to the tax deduction limits of Section 162(m) of the Internal Revenue Code of 1986. Section 162(m) prevents a publicly held corporation from claiming tax deductions for annual compensation in excess of $1,000,000 to certain of its senior executives. The executives subject to the limitations of Section 162(m) include any individual who, as of the last day of the corporation’s taxable year, is the corporation’s chief executive officer or among the three highest compensated officers other than the chief executive officer. Compensation is exempt from this limitation if it is qualified “performance-based compensation.”

The purpose of this proposal is to request stockholder approval of the material terms of the Stock Incentive Plan to qualify incentive stock awards under the Stock Incentive Plan for favorable tax treatment and to achieve application of the qualified performance-based compensation exception to the Section 162(m) deduction limitation and to comply with the stockholder approval requirements of NASDAQ Rule 5635(c). Approval of this proposal will ensure that VeriChip is able to receive tax deductions for the full amount of performance-based compensation paid to officers and other employees in the form of stock options, certain restricted stock awards and other types of stock-based payments under the Stock Incentive Plan. One of the requirements for performance-based compensation is that the corporation’s stockholders must approve the material terms of the performance-based compensation. The material terms that must be approved include (1) the employees eligible to receive the performance-based compensation, (2) the objectives under which the performance-based compensation will be determined, and (3) the maximum amount of performance-based compensation that could be paid to any executive in a fiscal year.

The following is a summary of the material terms of the Stock Incentive Plan that stockholders are being asked to approve.

Description of the Stock Incentive Plan

The following summary of the Stock Incentive Plan is qualified in its entirety by the terms of the Stock Incentive Plan, which are attached to this proxy as Annex E.

Purpose.

The purposes of the Stock Incentive Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to VeriChip’s employees and consultants and to promote the success of its business and to link participants’ directly to stockholder interests through increased stock ownership.

Awards.

The Stock Incentive Plan provides for awards of incentive stock options, nonqualified stock options, restricted stock awards, performance units, performance shares, stock appreciation rights, cash awards and other stock based awards. The board of directors may adopt plans applicable to particular subsidiaries. With limited exceptions, the rules of such plans may take precedence over other provisions of the Stock Incentive Plan, but may not offer the material terms of the Stock Incentive Plan.

Stock Subject to the Stock Incentive Plan.

Under the Stock Incentive Plan, the aggregate number of shares of common stock that may be subject to awards under the Stock Incentive Plan, subject to adjustment upon a change in capitalization, is 5 million shares, which is approximately 20% of the fully diluted shares outstanding after the merger. Such shares of common stock may be authorized, but unissued, or reacquired shares of common stock. Shares of common stock that were subject to Stock Incentive Plan awards that expire or become unexercisable without having been exercised in full shall become available for future awards under the Stock Incentive Plan.

Administration.

The Stock Incentive Plan may be administered by the board of directors or by one or more committees of the board, or the Administrator. The board may require that the Administrator be constituted to comply with Rule 16b-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Section 162(m) of the Code, or both. Subject to the provisions of the Stock Incentive Plan, the Administrator has the power to determine the terms of each award granted, including the exercise price, the number of shares subject to the award and the exercisability thereof. In accordance with applicable law, the board may, by a resolution adopted by the board, authorize one or more of our officers to designate officers (other than the officer so authorized) and employees to be recipients of stock options and determine the number of stock options to be granted. Such a board resolution must specify the total number and the terms, including exercise price, of the stock options that our officer or officers may grant.

Eligibility.

The Stock Incentive Plan provides that the Administrator may grant awards to VeriChip’s affiliates’ employees and consultants, including non-employee directors. Currently, VeriChip and its affiliates have approximately 12 employees and 4 non-employee directors who would be potentially eligible for awards under the Stock Incentive Plan. The Administrator may grant incentive stock options only to employees. A grantee who has received a grant of an award may, if he is otherwise eligible, receive additional award grants. The Administrator selects the grantees and determines the number of shares of common stock to be subject to each award. In making such determination, the Administrator shall take into account the duties and responsibilities of the employee or consultant, the value of his services, his potential contribution to VeriChip’s success, the anticipated number of years of future service and other relevant factors. The Administrator may not grant to any employee, in any fiscal year, stock options to purchase more than 1,500,000 shares of common stock.

Maximum Term and General Terms and Conditions of Awards.

The maximum term of any stock option granted under the Stock Incentive Plan generally may not exceed ten years.

Each award granted under the Stock Incentive Plan is evidenced by a written agreement between the grantee and VeriChip and is subject to the following general terms and conditions:

(a) Termination of Employment.  If a grantee’s continuous status as an employee or consultant terminates (other than upon the grantee’s death, disability, Retirement, Termination for Cause, or Termination by Employer Not for Cause (each defined below)), the grantee may exercise his unexercised option or stock appreciation right, but only within such period of time as is determined by the Administrator (with such determination being made at the time of grant and not exceeding three months in the case of an incentive stock option) and only to the extent that the grantee was entitled to exercise it at the date of such termination (but in no event may the option or stock appreciation right be exercised later than the expiration of the term of such award as set forth in the award agreement). A grantee’s restricted stock award shall be forfeited, to the extent it is forfeitable immediately before the date of such termination, or settled by delivery of the appropriate number of unrestricted shares, to the extent it is nonforfeitable. A grantee’s performance shares or performance units with respect to which the performance period has not ended as of the date of such termination shall terminate.

(b) Disability.  If a grantee’s continuous status as an employee or consultant terminates as a result of permanent and total disability (as defined in Section 22(e)(3) of the Code), unless otherwise provided by the Award Agreement, such termination shall have no effect on the grantee’s outstanding awards. The grantee’s outstanding awards shall continue to vest and remain outstanding and exercisable until they expire in accordance with their terms. However, in the case of an incentive stock option, any option not exercised within 12 months after the date of such termination will be treated as a nonqualified stock option.

(c) Death.  If a grantee’s continuous status as an employee or consultant terminates as a result of the grantee’s death, unless otherwise provided by the Award Agreement, such termination shall have no effect on the grantee’s outstanding awards. The grantee’s outstanding awards shall continue to vest and remain outstanding and exercisable until they expire in accordance with their terms. However, in the case of an incentive stock option, any option not exercised within 12 months after the date of such termination will be treated as a nonqualified stock option.

(d) Termination for Cause.  If a grantee’s continuous status as an employee or consultant is terminated for Cause, or grantee violates any of the terms of their employment after they have become vested in any of their rights under the Stock Incentive Plan, the grantee’s full interest in such rights shall terminate on the date of such termination of employment and all rights thereunder shall cease. Cause shall mean gross negligence, willful misconduct, flagrant or repeated violations of our policies, rules or ethics, a material breach by the grantee of any employment agreement between the grantee and us, intoxication, substance abuse, sexual or other unlawful harassment, disclosure of confidential or proprietary information, engaging in a business competitive with VeriChip ’s business, or dishonest, illegal or immoral conduct.

(e) Termination by Employer Not for Cause.  If a grantee’s continuous status as an employee or consultant is terminated by the employer without Cause (Termination by Employer Not for Cause), then,

unless otherwise provided by the Award Agreement, such termination shall have no effect on grantee’s outstanding awards. Grantee’s awards shall continue to vest and remain outstanding and exercisable until they expire by their terms. In the case of an incentive stock option, any option not exercised within 3 months of the date of termination of employment due to death will be treated as a nonqualified stock option. In the case of a grantee who is a director, the grantee’s service as a director shall be deemed to have been terminated without Cause if the grantee ceases to serve in such a position solely due to the failure to be reelected or reappointed, as the case may be, and such failure is not a result of an act or omission which would constitute Cause.

(f) Retirement of Grantee.  If a grantee’s continuous status as an employee or consultant terminates after the grantee’s attainment of age 65 (Retirement), then, unless otherwise provided by the Award Agreement, such termination shall have no effect on grantee’s outstanding awards. The grantee’s awards shall continue to vest and remain outstanding and exercisable until they expire by their terms. In the case of an incentive stock option, any option not exercised within 3 months of the termination of grantee’s continuous status as an employee or consultant due to Retirement will be treated as a nonqualified stock option.

(g) Nontransferability of Awards.  Generally, an award granted under the Stock Incentive Plan is not transferable by the grantee, other than by will or the laws of descent and distribution, and is exercisable during the grantee’s lifetime only by the grantee. In the event of the grantee’s death, an option or stock appreciation right may be exercised by a person who acquires the right to exercise the award by bequest or inheritance.

Terms and Conditions of Options.

Each option granted under the Stock Incentive Plan is subject to the following terms and conditions:

(a) Exercise Price.  The Administrator determines the exercise price of options to purchase shares of common stock at the time the options are granted. As a general rule, the exercise price of an option must be no less than 100% of the fair market value of the common stock on the date the option is granted. The Stock Incentive Plan provides exceptions for certain options granted in connection with VeriChip’s acquisition of another corporation or granted as inducements to an individual’s commencing employment with VeriChip.

(b) Exercise of the Option.  Each award agreement specifies the term of the option and the date when the option is to become exercisable. The terms of such vesting are determined by the Administrator. An option is exercised by giving written notice of exercise to VeriChip, specifying the number of full shares of common stock to be purchased and by tendering full payment of the purchase price to VeriChip.

(c) Form of Consideration.  The consideration to be paid for the shares of common stock issued upon exercise of an option is determined by the Administrator and set forth in the award agreement. Such form of consideration may vary for each option, and may consist of any combination of cash, cashless exercise, and as permitted by the Administrator, promissory note, other shares of VeriChip common stock, or any other legally permissible form of consideration as may be provided in the Stock Incentive Plan and the Award Agreement.

(d) Value Limitation.  If the aggregate fair market value of all shares of common stock subject to a grantee’s incentive stock option which are exercisable for the first time during any calendar year exceeds $100,000, the excess options shall be treated as nonqualified options.

(e) Other Provisions.  The award agreement may contain such other terms, provisions and conditions not inconsistent with the Stock Incentive Plan as may be determined by the Administrator. Shares of common stock covered by options which have terminated and which were not exercised prior to termination will be returned to the Stock Incentive Plan.

Stock Appreciation Rights.

The Administrator may grant stock appreciation rights in tandem with an option or alone and unrelated to an option. Tandem stock appreciation rights shall expire no later than the expiration of the related option. Stock appreciation rights may be exercised by the delivery to VeriChip of a written notice of exercise. The exercise of a stock appreciation right will entitle the grantee to receive the excess of the fair market value of a share of common stock on the exercise date over the exercise price for each share of common stock with respect to which the stock appreciation right is exercised. Payment upon exercise of a stock appreciation right will be in shares of common stock. No employee shall be granted, in any fiscal year, stock appreciation rights with respect to more than 1,500,000 shares of common stock.

Restricted Stock Awards.

The Administrator may grant awards of restricted shares of common stock in such amount and upon such terms and conditions as the Administrator specifies in the award agreement. The Administrator may or may not grant awards of performance-based restricted stock. Only the compensation committee of the board of directors may serve as the Administrator with respect to awards of performance-based restricted stock.

Restricted Stock Other Than Performance-Based Restricted Stock.

Restricted stock other than performance-based restricted stock may be granted to employees and consultants and may be subject to one or more contractual restrictions applicable generally or to a grantee in particular, as established at the time of grant and as set forth in the related restricted stock agreement. The restricted stock agreement sets forth the conditions, if any, which will need to be satisfied before the grant will be effective and the conditions, if any, under which the grantee’s interest in the restricted shares will be forfeited. As soon as practicable after a grant has become effective, the shares will be registered to or for the benefit of the grantee, but subject to any forfeiture conditions established by the Administrator. The restricted stock agreement states whether the grantee has the right to receive any cash dividends paid with respect to the restricted shares. If the grantee has no right to receive cash dividends, the Award Agreement may give the grantee the right to receive a cash payment in the future in lieu of the dividend payments, provided certain conditions are met. Common share dividends declared on the restricted shares after grant but before the shares are forfeited or become nonforfeitable are treated as part of the grant of the related restricted shares. A grantee has the right to vote the restricted shares after grant until they are forfeited or become nonforfeitable.

Restricted shares may vest in installments or in lump sum amounts upon satisfaction of the stipulated conditions. If the restrictions are not satisfied, the shares are forfeited and again become available under the Stock Incentive Plan.

In the case of restricted stock grants that vest only on the satisfaction of performance objectives, the Administrator determines the performance objectives to be used in connection with restricted stock awards and the extent to which such objectives have been met. Performance objectives may vary from participant to participant and between groups of participants and shall be based upon such performance factors and criteria as the Administrator in its sole discretion selects.

Performance-Based Restricted Stock.

The Administrator may make grants of performance-based restricted stock to employees and consultants. The Administrator has absolute discretion to establish the performance criteria that will be applicable to each grant and to determine the percentage of shares that will be granted upon various levels of attainment of the performance criteria. To comply with Section 162(m) of the Code, the establishment of the performance criteria and the determination of the grant formula must be made at the time of grant, but in no event later than 90 days after the commencement of the performance measurement period. The Administrator can select the performance criteria that will be applicable to a grant of performance-based restricted shares from the following list: (1) stock price; (2) average annual growth in earnings per share; (3) increase in stockholder value; (4) earnings per share; (5) net income; (6) return on assets; (7) return on stockholders’ equity;

(8) increase in cash flow; (9) operating profit or operating margins; (10) revenue growth of VeriChip; or (11) operating expenses.

The related performance-based restricted stock agreement sets forth the applicable performance criteria and the deadline for satisfying the performance criteria. No grant of performance-based restricted shares is effective until the Administrator certifies that the applicable conditions (including performance criteria) have been timely satisfied.

The Administrator may also make grants of performance-based restricted stock subject to one or more objective employment, performance or other forfeiture conditions applicable generally or to a grantee in particular, as established by the Administrator at the time of grant and as set forth in the related performance-based restricted stock agreement. The performance-based restricted stock agreement sets forth the conditions, if any, under which the grantee’s interest in the performance-based restricted shares will be forfeited. If the grant or forfeiture conditions with respect to performance-based restricted shares are not satisfied, the shares are forfeited and again become available under the Stock Incentive Plan.

As soon as practicable after a grant has become effective, the shares are registered to or for the benefit of the grantee, but subject to any forfeiture conditions established by the Administrator. The performance-based restricted stock agreement states whether the grantee has the right to receive any cash dividends paid with respect to the performance-based restricted shares. If the grantee has no right to receive cash dividends, the agreement may give the grantee the right to receive a cash payment in the future in lieu of the dividend payments, provided certain conditions are met. Common share dividends declared on the performance-based restricted shares after grant but before the shares are forfeited or become nonforfeitable are treated as part of the grant of the related restricted shares. A grantee has the right to vote the performance-based restricted shares after grant until they are forfeited or become nonforfeitable.

No more than 1,500,000 performance-based restricted shares may be granted to a grantee in any calendar year.

Performance Units and Performance Shares.

The Administrator may grant awards of performance units and performance shares in such amounts and upon such terms and conditions, including the performance goals and the performance period, as the Administrator specifies in the award agreement. The Administrator will establish an initial value for each performance unit on the date of grant.

The initial value of a performance share will be the fair market value of a share of common stock on the date of grant. Payment of earned performance units or performance shares will occur following the close of the applicable performance period and in the form of cash, shares of common stock or a combination of cash and shares of common stock.

Cash Awards.

The Administrator may grant cash awards to a grantee. The amount of any cash award in any fiscal year of the Company will not exceed the greater of $300,000 or 100% of the grantee’s cash compensation for such fiscal year.

Other Stock Based Awards.

The Administrator may grant other stock-based awards in such amount and upon such terms and conditions as determined by the Administrator. Such awards many include the grant of shares of common stock based on certain conditions, the payment of cash based on the performance of our common stock and the grant of securities convertible into shares of common stock.

Adjustment upon Changes in Capitalization.

In the event of changes in VeriChip’s outstanding stock because of any stock splits, reverse stock splits, stock dividends, combination or reclassification or other change in its capital structure, an appropriate adjustment shall be made by the board of directors in: (i) the number of shares of common stock subject to the Stock Incentive Plan; (ii) the number and class of shares of common stock subject to any award outstanding under the Stock Incentive Plan; and (iii) the exercise price of any such outstanding award. The determination of the board of directors as to which adjustments shall be made shall be conclusive.

Change in Control.

In the event of a Change in Control, each outstanding award not yet fully exercisable and vested on the date of such transaction shall become fully exercisable and vested on the date of such transaction . Generally, a Change in Control means the acquisition by any person, of 50 percent or more of VeriChip’s combined voting power then outstanding securities, the approval by its stockholders of a merger or consolidation of VeriChip, the effective date of a complete liquidation of VeriChip, or consummation of an agreement for the sale of substantially all of the assets of VeriChip.

In the event of a Change in Control, in addition to the above, the Administrator, in its sole discretion, may take any of the following actions, in its sole discretion: (a) provide for the purchase of any award for an amount of cash equal to the amount which could have been attained upon the exercise or realization of such award; (b) make such adjustment to the awards then outstanding as the Administrator deems appropriate to reflect such transaction or change; and/or (c) provide that each outstanding award shall be assumed or substituted by any successor corporation.

Amendment and Termination of the Stock Incentive Plan.

The board of directors may at anytime amend, alter, suspend or terminate the Stock Incentive Plan. VeriChip must obtain stockholder approval of any amendment to the Stock Incentive Plan in such a manner and to such a degree as is necessary and desirable to comply with Rule 16b-3 of the Exchange Act or Section 422 or Section 162(m) of the Code (or any other applicable law or regulation, including the requirements of any exchange or quotation system on which our common stock is listed or quoted). No amendment or termination of the Stock Incentive Plan will impair the rights of any grantee, unless mutually otherwise agreed between the grantee and VeriChip, which agreement must be in writing and signed by the grantee and VeriChip. In any event, the Stock Incentive Plan shall terminate on September 15, 2019. Any awards outstanding under the Stock Incentive Plan at the time of its termination shall remain outstanding until they expire by their terms.

Federal Income Tax Consequences

As previously stated, pursuant to the Stock Incentive Plan, VeriChip may grant either “incentive stock options,” as defined in Section 422 of the Code, nonqualified options, restricted stock, stock appreciation rights, stock awards, performance units, performance shares, cash awards or other stock based awards.

An optionee who receives an incentive stock option grant will not recognize any taxable income either at the time of grant or exercise of the option, although the exercise may subject the optionee to the alternative minimum tax.

Upon the sale or other disposition of the shares more than two years after the grant of the option and one year after the exercise of the option, any gain or loss will be treated as a long-term or short-term capital gain or loss, depending upon the holding period. If these holding periods are not satisfied, the optionee will recognize ordinary income at the time of sale or disposition equal to the difference between the exercise price and the lower of (a) the fair market value of the shares at the date of the option exercise or (b) the sale price of the shares. We will be entitled to a deduction in the same amount as the ordinary income recognized by the optionee. Any gain or loss recognized on such a premature disposition of the shares in excess of the amount treated as ordinary income will be characterized as long-term or short-term capital gain or loss, depending on the holding period.

All options that do not qualify as incentive stock options are referred to as nonqualified options. An optionee will not recognize any taxable income at the time he or she receives a nonqualified option grant. However, upon exercise of the nonqualified option, the optionee will recognize ordinary taxable income generally measured as the excess of the fair market value of the shares purchased on the date of exercise over the purchase price. Any taxable income recognized in connection with an option exercise by an optionee who is also VeriChip’s employee will be subject to withholding tax. Upon the sale of such shares by the optionee, any difference between the sale price and the fair market value of the shares on the date of exercise of the option will be treated as long-term or short-term capital gain or loss, depending on the holding period. VeriChip will be entitled to a tax deduction in the same amount as the ordinary income recognized by the optionee with respect to shares acquired upon exercise of a nonqualified option.

With respect to stock awards, stock appreciation rights, performance units and performance shares that may be settled either in cash or in shares of common stock that are either transferable or not subject to a substantial risk of forfeiture under Section 83 of the Code, the grantee will realize ordinary taxable income, subject to tax withholding, equal to the amount of the cash or the fair market value of the shares of common stock received. VeriChip will be entitled to a deduction in the same amount and at the same time as the compensation income is received by the participant.

With respect to shares of common stock that are both nontransferable and subject to a substantial risk of forfeiture the participant will realize ordinary taxable income equal to the fair market value of the shares of common stock at the first time the shares of common stock are either transferable or not subject to a substantial risk of forfeiture. VeriChip will be entitled to a deduction in the same amount and at the same time as the ordinary taxable income is realized by the grantee.

At the discretion of the Administrator, the Stock Incentive Plan allows a participant to satisfy tax withholding requirements under federal and state tax laws in connection with the exercise or receipt of an award by electing to have Shares withheld, and/or delivering to VeriChip already-owned Shares.

VeriChip will be entitled to a tax deduction for performance-based compensation in connection with an award only in an amount equal to the ordinary income realized by the participant and at the time the participant recognizes such income, and if applicable withholding requirements are met. In addition, Code Section 162(m) contains special rules regarding the federal income tax deductibility of compensation paid to VeriChip’s chief executive officer and to each of our three other most highly compensated executive officers. The general rule is that annual compensation paid to any of these specified executives will be deductible only to the extent that it does not exceed $1,000,000. However, VeriChip can preserve the deductibility of certain compensation in excess of $1,000,000 if it complies with certain conditions imposed by rules under Code Section 162(m) (including the establishment of a maximum number of shares with respect to which awards may be granted to any one employee during one year) and if the material terms of such compensation are disclosed to and approved by VeriChip’s stockholders. VeriChip has structured the Stock Incentive Plan with the intention that compensation resulting from awards under the Stock Incentive Plan can qualify as “performance-based compensation” and, if so qualified, would be deductible. Such continued treatment is subject to, among things, approval of the Stock Incentive Plan by VeriChip’s stockholders; accordingly VeriChip is seeking such approval.

The foregoing is only a summary of the effect of federal income taxation upon the grantee and VeriChip with respect to the grant and exercise of awards under the Stock Incentive Plan, does not purport to be complete, and does not discuss the tax consequences of the grantee’s death or the income tax laws of any municipality, state or foreign country in which a grantee may reside.

Plan Benefits under the 2009 Stock Incentive Plan

Because future awards under the Stock Incentive Plan will be granted in the discretion of the compensation committee, the type, number, recipients, and other terms of such awards cannot be determined at this time. Information regarding VeriChip’s recent practices with respect to incentive awards and stock-based compensation under existing plans is presented in the “Summary Compensation Table” and these related tables: “2008 Grants of Plan-Based Awards,” “Outstanding Equity Awards as of December 31, 2008,” and “2008 Option Exercises and Stock Vesting,” elsewhere in this joint proxy statement/prospectus, and in VeriChip’s financial statements for the fiscal year ended December 31, 2008 included in this joint proxy statement/prospectus.

If stockholders decline to approve the Stock Incentive Plan, no awards will be granted under the Stock Incentive Plan, but awards may continue to be granted under VeriChip’s other compensation plans.

Equity Compensation Plan Information

The following table presents information regarding options and rights outstanding under VeriChip’s compensation plans as of December 31, 2008:

(c)
Number of
Securities
Remaining
	(a)	(b)	Available for
	Number of	Weighted-	Future Issuance
	Securities to be	Average	Under Equity
	Issued upon	Exercise Price	Compensation
	Exercise of	per Share of	Plans
	Outstanding	Outstanding	(Excluding
	Options,	Options,	Securities
	Warrants and	Warrants and	Reflected in
Plan Category(1)	Rights	Rights	Column (a))

Equity compensation plans approved by security holders	912,285	$3.73	135,940
Equity compensation plans not approved by security holders(2)	313,122	$6.83	—

Total	1,225,407	$4.52	135,940

(1)	A narrative description of the material terms of VeriChip’s equity compensation plans is set forth in Note 5 to VeriChip’s consolidated financial statements for the year ended December 31, 2008.

(2)	In addition, VeriChip has made grants outside of its equity plans and has outstanding options exercisable for 313,122 shares of its common stock. These options were granted as an inducement for employment or for the rendering of consulting services.

Vote Required

Approval of this proposal requires the affirmative vote of a majority of the votes cast by the stockholders represented in person or represented by proxy at the special and annual meeting and entitled to vote. Abstentions and broker non-votes have no effect on the outcome of this proposal.

Recommendation of the Board of Directors

The board of directors of VeriChip unanimously recommends a vote “FOR” approval and adoption of the VeriChip Corporation 2009 Stock Incentive Plan.

VeriChip Proposal 6: Approval of the Potential Issuance of Shares of VeriChip Common Stock in Excess of 19.99% of VeriChip’s Outstanding Common Stock Upon Conversion of VeriChip’s Series A Preferred Stock

Background

On September 29, 2009, VeriChip entered into a convertible preferred stock purchase agreement with Optimus Capital Partners, LLC doing business as Optimus Technology Capital Partners, LLC, or Optimus, under which Optimus is potentially committed to purchase up to $10 million of VeriChip’s convertible Series A

Preferred Stock in one or more tranches. Under the terms of the purchase agreement, VeriChip may present Optimus with a notice to purchase preferred stock. Optimus is obligated to purchase such preferred stock on the tenth trading day after the notice date, subject to satisfaction of certain closing conditions, including (i) that VeriChip is listed for and trading on a trading market, (ii) the representations and warranties of VeriChip set forth in the purchase agreement are true and correct as if made on each tranche date, (iii) Optimus shall have received a commitment fee of $800,000 payable only on the first tranche closing date in the event the gross proceeds from the first tranche closing exceed $800,000; if such gross proceeds are less than $800,000 then the entire gross proceeds must be offset toward the commitment fee and the balance of the commitment fee must be paid in cash by VeriChip, and if the commitment fee has not been paid in full by the six-month anniversary of the first tranche closing date then VeriChip must pay any remaining amount of the commitment fee in cash on such date, and (iv) that no such purchase would result in Optimus and its affiliates beneficially owning more than 9.99% of VeriChip’s common stock.

Why VeriChip is Seeking Stockholder Approval

This proposal is being submitted for approval by the stockholders of VeriChip pursuant to the requirements of the Nasdaq Stock Market, LLC applicable to companies with securities quoted on the Nasdaq Capital Market. NASDAQ Rule 5635 requires stockholder approval prior to the issuance of securities in connection with a transaction other than a public offering involving the sale, issuance or potential issuance by VeriChip of common stock (or securities convertible into or exercisable for common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock.

VeriChip’s stockholders are being asked to approve this potential share issuance, because the common stock issuable upon conversion of the Series A Preferred Stock may exceed 19.99% of the voting power and number of shares of common stock outstanding on the date such shares of preferred stock are issued.

Terms of the Preferred Stock Purchase Agreement and Series A Preferred Stock

Pursuant to the certificate of designations of preferences, rights and limitations of Series A Preferred Stock, or the certificate of designations, that was filed with the Delaware Secretary of State on September 29, 2009, for the Series A Preferred Stock, one or more shares of the Series A Preferred Stock may be converted into shares of VeriChip common stock, on or after the six-month anniversary of the issuance date, at a conversion price equal to the closing bid price on the trading day immediately preceding the notice date, or the conversion price, by VeriChip or Optimus. If VeriChip or Optimus exercises this conversion option with respect to any Series A Preferred Stock, VeriChip will issue to Optimus the number of shares of VeriChip common stock equal to (x) $10,000 per share of Series A Preferred Stock multiplied by (y) the number of shares of Series A Preferred Stock subject to the notice, divided by (z) the conversion price with respect to such shares. If VeriChip exercises the conversion prior to the fourth anniversary of the issuance of such shares, then, in addition to the conversion shares, VeriChip must pay to the holder additional shares with respect to such converted shares: (i) 35% of the conversion shares if converted after the six-month anniversary of the issuance date, but prior to the first anniversary of the issuance date, (ii) 27% of the converted shares if converted on or after the first anniversary, but prior to the second anniversary of the issuance date, (iii) 18% of the converted shares if converted on or after the second anniversary date, but prior to the third anniversary of the issuance date, and (iv) 9% of the converted shares if converted on or after the third anniversary, but prior to the fourth anniversary of the issuance date.

In the event the closing bid price of VeriChip common stock during any one or more of the nine trading days following the delivery of a notice falls below 75% of the closing bid price on the trading day prior to the notice date and Optimus determines not to complete the tranche closing, then VeriChip may, at its option, proceed to issue some or all of the applicable shares, provided that the conversion price for the preferred stock that is issued shall reset at the lowest closing bid price for such nine trading day period.

Pursuant to the certificate of designations, VeriChip may redeem, for cash, any or all of the Series A Preferred Stock at any time at the redemption price per share equal to $10,000 per share of Series A Preferred

Stock, or the Series A liquidation value, plus any accrued but unpaid dividends with respect to such shares of preferred stock. If VeriChip exercises this redemption option with respect to any shares of Series A Preferred Stock prior to the fourth anniversary of the issuance of such preferred stock, then in addition to the Series A liquidation value plus any accrued but unpaid dividends, VeriChip must pay to Optimus a make-whole price per share equal to the following with respect to such redeemed Series A Preferred Stock: (i) 35% of the Series A liquidation value if redeemed prior to the first anniversary of the issuance date, (ii) 27% of the Series A liquidation value if redeemed on or after the first anniversary but prior to the second anniversary of the issuance date, (iii) 18% of the Series A liquidation value if redeemed on or after the second anniversary but prior to the third anniversary of the issuance date, and (iv) 9% of the Series A liquidation value if redeemed on or after the third anniversary but prior to the fourth anniversary of the issuance date.

In addition, redemption of the Series A Preferred Stock by VeriChip, to the extent such preferred stock shall not have been converted into shares of VeriChip common stock, shall be mandatory in the event that VeriChip does not receive stockholder approval for the transactions described in the purchase agreement on or before March 31, 2010.

The Series A Preferred Stock ranks, with respect to rights upon liquidation, winding-up or dissolution, senior to VeriChip’s common stock and any other classes of stock or series of preferred stock of VeriChip and junior to existing and future indebtedness of VeriChip. Holders of Series A Preferred Stock will receive dividends on each outstanding share of Series A Preferred Stock, commencing on the first anniversary of the date of issuance of any such shares of such preferred stock, which will accrue in shares of Series A Preferred Stock at a rate equal to 10% per annum from the date of issuance, except for shares of Series A Preferred Stock that are redeemed for cash or converted into shares of common stock prior to the first anniversary of the issuance date with respect to such shares of Series A Preferred Stock.

Upon any liquidation, dissolution or winding up of VeriChip, after payment or provision for payment of debts and other liabilities of VeriChip, before any distribution or payment is made to the holders of any other class or series of stock, the holders of Series A Preferred Stock shall first be entitled to be paid out of the assets of VeriChip available for distribution to its stockholders an amount with respect to the Series A liquidation value, after which any remaining assets of VeriChip will be distributed among the holders of the other class or series of stock in accordance with VeriChip’s certificates of designations and second amended and restated certificate of incorporation.

To facilitate the transactions contemplated by the purchase agreement, R & R Consulting Partners, LLC, or R & R, a company controlled by Scott R. Silverman, VeriChip’s chief executive officer and executive chairman of the board, will loan shares of common stock to Optimus equal to 135% of the aggregate purchase price for each tranche pursuant to stock loan agreements between R & R and Optimus. R & R is being paid $100,000 plus 2% interest for entering into the stock loan arrangement. The aggregate amount of shares loaned under any and all stock loan agreements, together with all other shares sold by or on behalf of VeriChip pursuant to General Instruction I.B.6. to Form S-3, can not exceed one-third of the aggregate market value of the voting and non-voting common equity held by non-affiliates of VeriChip in any 12 month period. R & R may demand return of some or all of the borrowed shares (or an equal number of freely tradable shares of VeriChip common stock) at any time on or after the six-month anniversary date such borrowed shares were loaned to Optimus, but no demand may be made if there are any shares of Series A Preferred Stock then outstanding. If a permitted return demand is made, Optimus will return the borrowed shares within three trading days after such demand (or an equal number of freely tradable shares of VeriChip common stock). Optimus may return the borrowed Shares to R & R, in whole or in part, at any time, without penalty or premium.

Further Information

The terms of the purchase agreement and certificate of designations are complex and are only briefly summarized above. For further information on the purchase agreement and certificate of designations, please refer to the full text of such agreements and documents included as exhibits to this joint proxy statement/prospectus.

Vote Required

The affirmative vote of a majority of the votes cast by the VeriChip stockholders present in person or represented by proxy at the special and annual meeting and entitled to vote thereon, is required to approve the issuance of shares of VeriChip common stock pursuant to the merger. Abstentions and broker non-votes have no effect on the outcome of this proposal.

Recommendation of the Board of Directors

The board of directors of VeriChip unanimously recommends a vote “FOR” the potential issuance of shares of VeriChip common stock in excess of 19.99% of VeriChip’s outstanding common stock upon conversion of VeriChip’s Series A Preferred Stock.

VeriChip Proposal 7: Ratification of the Appointment of Eisner LLP as VeriChip’s Independent Registered Public Accounting Firm for the Year Ended December 31, 2009

VeriChip’s audit committee has appointed Eisner LLP to serve as its independent registered public accounting firm for the year ending December 31, 2009, subject to ratification by VeriChip’s stockholders. Eisner LLP audited VeriChip’s consolidated financial statements for the year ended December 31, 2008.

A representative of Eisner LLP is expected to be present, in person or by telephone, at the annual and special meeting and will have an opportunity to make a statement if he or she so desires. The Eisner LLP representative will also be available to respond to appropriate questions from stockholders.

AUDIT AND NON-AUDIT FEES

For the fiscal years ended December 31, 2008 and 2007, fees for services provided by Eisner LLP were as follows:

	2008	2007

A. Audit Fees	$451,143	$391,414
B. Audit-Related Fees (review of registration statements and other SEC filings)	44,320	35,881
C. Tax Fees (tax-related services, including income tax advice regarding income taxes within the United States)	—	—
D. All other fees (acquisition due diligence services)	—	—

Total Fees	$495,463	$427,295

Pre-Approval Policies and Procedures

The audit committee has a policy for the pre-approval of all auditing services and any provision by the independent auditors of any non-audit services the provision of which is not prohibited by the Exchange Act of 1934 or the rules of the SEC under the Exchange Act. Unless a type of service to be provided by the independent auditor has received general pre-approval, it will require specific pre-approval by the audit committee, if it is to be provided by the independent auditor. All fees for independent auditor services will require specific pre-approval by the audit committee. Any fees for pre-approved services exceeding the pre-approved amount will require specific pre-approval by the audit committee. The audit committee will consider whether such services are consistent with the SEC’s rules on auditor independence.

All services provided by and all fees paid to Eisner LLP in fiscal 2008 and 2007 were pre-approved by VeriChip’s audit committee.

Vote Required

Approval of this proposal requires the affirmative vote of a majority of the votes cast by the stockholders represented in person or represented by proxy at the special and annual meeting and entitled to vote. Abstentions and broker non-votes have no effect on the outcome of this proposal.

Recommendation of the Board of Directors

The board of directors of VeriChip unanimously recommends a vote “FOR” ratification of the appointment of Eisner LLP as VeriChip’s independent registered public accounting firm for the year ending December 31, 2009.

VeriChip Proposal 8: Approval of an Adjournment or Postponement of the Special and Annual Meeting, if Necessary.

VeriChip is asking its stockholders to vote on a proposal to approve the adjournment or postponement of the VeriChip special and annual meeting, if necessary.

Vote Required

The affirmative vote of a majority of the stockholders entitled to vote at the special and annual meeting, present in person or by proxy is required to approve any adjournment or postponement of the special and annual meeting, if necessary.

Recommendation of the Board of Directors

The board of directors of VeriChip unanimously recommends a vote “FOR” the approval of an adjournment or postponement of the special and annual meeting, if necessary.

Record Date

The VeriChip board of directors has fixed the close of business on September 25, 2009 as the record date for determination of VeriChip stockholders entitled to notice of, and to vote at, the special and annual meeting. Only holders of record of VeriChip common stock as of the close of business on that date are entitled to vote at the special and annual meeting. As of the record date, there were 13,810,628 shares of VeriChip common stock issued and outstanding, held by approximately 20 stockholders of record. As of the record date, the directors and executive officers of VeriChip and their affiliates beneficially owned 8,150,638 shares, or approximately 58.6% of the total outstanding shares, of VeriChip common stock. Each share of VeriChip common stock issued and outstanding as of the VeriChip record date entitles its holder to cast one vote at the special and annual meeting.

Voting of Proxies at the Special and Annual Meeting and Revocation of Proxies

The VeriChip proxy accompanying this joint proxy statement/prospectus is solicited on behalf of the board of directors of VeriChip for use at the VeriChip special and annual meeting.

General.  Shares represented by a properly signed and dated proxy will be voted at the special and annual meeting in accordance with the instructions indicated on the proxy. Proxies that are properly signed and dated, but which do not contain voting instructions, will be voted:

•	“FOR” the proposal to approve the issuance of shares of VeriChip common stock to Steel Vault stockholders in the merger;

•	“FOR” the proposal to approve and adopt an amendment to VeriChip’s second amended and restated certificate of incorporation to change VeriChip’s name to “PositiveID Corporation” at the effective time of the merger;

•	“FOR” the proposal to approve and adopt an amendment to VeriChip’s second amended and restated certificate of incorporation to increase the total number of authorized shares of VeriChip capital stock from 45 million shares, of which 40 million shares are common stock, to 75 million shares, of which 70 million shares will be common stock;

•	“FOR” each of the five nominees for the election of directors to hold office until the 2010 Annual Meeting of Stockholders and until their successors are duly elected and qualified;

•	“FOR” the proposal to approve and adopt the VeriChip Corporation 2009 Stock Incentive Plan;

•	“FOR” the proposal to approve the potential issuance of shares of VeriChip common stock in excess of 19.99% of VeriChip’s outstanding common stock upon conversion of VeriChip’s Series A Preferred Stock;

•	“FOR” the proposal to ratify the appointment of Eisner LLP as VeriChip’s independent registered public accounting firm for the year ending December 31, 2009; and

•	“FOR” the proposal to approve an adjournment or postponement of the special and annual meeting, if necessary.

The proxy holder may vote the proxy in its discretion as to any other matter that may properly come before the VeriChip special and annual meeting. Approval of the proposal to issue shares of VeriChip common stock to Steel Vault stockholders pursuant to the merger agreement, to approve and adopt the VeriChip Corporation 2009 Stock Incentive Plan, to approve the potential issuance of shares of VeriChip common stock in excess of 19.99% of VeriChip’s outstanding common stock upon conversion of VeriChip’s Series A Preferred Stock, and to ratify the appointment of Eisner LLP as VeriChip’s independent registered public accounting firm for the year ending December 31, 2009, each requires the affirmative vote of a majority of the votes cast by the VeriChip stockholders present in person or represented by proxy at the special and annual meeting and entitled to vote thereon. Approval of the proposals to approve and adopt an amendment to VeriChip’s second amended and restated certificate of incorporation to change VeriChip’s name to “PositiveID Corporation” at the effective time of the merger and to increase the total number of authorized shares of VeriChip capital stock from 45 million shares, of which 40 million shares are common stock, to 75 million shares, of which 70 million shares will be common stock requires the affirmative vote of the holders of a majority of the voting power of all then outstanding shares of VeriChip capital stock entitled to vote generally in the election of directors. Approval of the proposal to elect five directors to hold office until the 2010 Annual Meeting of Stockholders and until their successors have been duly elected and qualified requires the affirmative vote of a plurality of the votes cast by the VeriChip stockholders present in person or represented by proxy at the special and annual meeting and entitled to vote thereon. The affirmative vote of a majority of the stockholders entitled to vote at the special and annual meeting, present in person or by proxy is required to approve an adjournment or postponement of the special and annual meeting, if necessary.

Abstentions.  VeriChip will count a properly executed proxy marked “ABSTAIN” as present for purposes of determining whether a quorum is present, but the shares represented by that proxy will not be voted at the special and annual meeting. If a VeriChip stockholder abstains from voting or does not vote (either in person or by proxy), it will have the same effect as a vote against the proposals to approve and adopt an amendment to VeriChip’s second amended and restated certificate of incorporation to change its name and increase the total number of authorized shares.

Abstentions on all other VeriChip proposals will be treated as neither a vote “FOR” nor a vote “AGAINST” the proposal for purposes of determining whether the proposal has been approved, and thus will have no effect on the outcome of the votes for such other proposals.

Broker Non-Votes.  If your shares are held by your broker, except as to the proposals to approve and adopt an amendment to the second amended and restated certificate of incorporation to change VeriChip’s name and increase the total number of authorized shares, elect five directors and ratify the appointment of Eisner LLP, your broker will not be able to vote your shares for you on the proposals without instructions from you on how to vote your shares. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. If a VeriChip stockholder abstains from voting or does not vote (either in person or by proxy), it will have the same effect as a vote against the proposals to approve and adopt an amendment to VeriChip’s second amended and restated certificate of incorporation to change its name and increase the total number of authorized shares. Failure to instruct your broker how to vote on all other VeriChip proposals will be treated as neither a vote “FOR” nor a vote “AGAINST” the proposal for purposes of determining whether the proposal has been approved, and thus will have no effect on the outcome of the vote for the proposal.

Voting Shares in Person That are Held Through Brokers.  If your shares are held by your broker or another nominee and you wish to vote those shares in person at the special and annual meeting, you must obtain from the broker or nominee holding your VeriChip common stock a properly executed legal proxy identifying you as a VeriChip stockholder, authorizing you to act on behalf of the nominee at the special and annual meeting, and identifying the number of shares with respect to which the authorization is granted.

How to Revoke a Proxy

If you submit a proxy, you may revoke it at any time before it is voted by:

•	delivering to the secretary of VeriChip a written notice, dated later than the proxy you wish to revoke, stating that the proxy is revoked;

•	submitting to the secretary of VeriChip a new, signed proxy with a date later than the proxy you wish to revoke; or

•	attending the special meeting and voting in person.

Notices to the secretary of VeriChip should be addressed to Secretary, VeriChip Corporation, 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445.

Quorum

To conduct business at the special and annual meeting, a quorum must be present. VeriChip’s amended and restated bylaws provide that the presence in person or by proxy of the holders of shares representing a majority of the voting power of all the outstanding shares of capital stock entitled to vote at the annual and special meeting will constitute a quorum except as otherwise provided by law. VeriChip will treat shares of common stock represented by a properly signed and returned proxy, including abstentions and broker non-votes, as present at the meeting for purposes of determining the existence of a quorum. If sufficient votes to constitute a quorum are not received by the date of the special and annual meeting, the persons named as proxies may propose one or more adjournments of the meeting to permit further solicitation of proxies. The inspector of elections appointed for the VeriChip special and annual meeting will tabulate the votes. The persons named as proxies would generally exercise their authority to vote in favor of adjournment.

Solicitation of Proxies and Expenses

VeriChip and Steel Vault will equally share the costs of soliciting proxies for their respective meetings. Certain directors, officers and employees of VeriChip may solicit proxies, without additional remuneration, by telephone, facsimile, electronic mail, telegraph and in person. Following the mailing of this joint proxy statement/prospectus, VeriChip may request brokers, custodians, nominees and other record holders to forward copies of this joint proxy statement/prospectus to persons for whom they hold shares of common stock and to request authority for the exercise of proxies.

If your shares are registered in the name of a bank or brokerage firm, you may be eligible to vote your shares by telephone or internet. A large number of banks and brokerage firms are participating in the Broadridge Investor Communication Services telephone or internet voting program. This program provides eligible stockholders the opportunity to vote by telephone or internet. If your bank or brokerage firm is participating in Broadridge’s program, your voting form will provide instructions. If your voting form does not reference telephone or internet information, please complete and return the paper proxy card in the self-

addressed, postage-paid envelope provided. If you have any questions about executing your proxy or require assistance, please contact: Allison Tomek, Investor Relations, at (561) 805-8008.

Contact for Questions and Assistance in Voting

If you have a question about the merger, or how to vote or revoke a proxy, or you wish to obtain additional copies of this joint proxy statement/prospectus, please contact Allison Tomek, Investor Relations, 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445 by mail or by calling Allison Tomek at (561) 805-8008.

Board of Directors Recommendations

After careful consideration, the board of directors of VeriChip believes that the merger is consistent with, and in furtherance of, VeriChip’s long-term business strategy and the merger is advisable, fair to, and in the best interests of VeriChip and its stockholders. The VeriChip board of directors unanimously recommends that its stockholders vote “FOR” the proposal to approve the issuance of shares of VeriChip common stock pursuant to the merger agreement, “FOR” the proposal to approve and adopt an amendment to VeriChip’s second amended and restated certificate of incorporation to change its name to “PositiveID Corporation” at the effective time of the merger, “FOR” the proposal to approve and adopt an amendment to VeriChip’s second amended and restated certificate of incorporation to increase the total number of authorized shares of VeriChip capital stock from 45 million shares, of which 40 million shares are common stock, to 75 million shares, of which 70 million shares will be common stock, “FOR” the proposal to elect five directors to hold office until the 2010 Annual Meeting of Stockholders and until their successors have been duly elected and qualified, “FOR” the proposal to approve and adopt the VeriChip Corporation 2009 Stock Incentive Plan, “FOR” the proposal to approve the potential issuance of shares of VeriChip common stock in excess of 19.99% of VeriChip’s outstanding common stock upon conversion of VeriChip’s Series A Preferred Stock, “FOR” the proposal to ratify the appointment of Eisner LLP as VeriChip’s independent registered public accounting firm for the year ended December 31, 2009, and “FOR” the proposal to approve an adjournment or postponement of the special and annual meeting, if necessary.

General Information

Contacting the Board of Directors.  VeriChip’s board of directors believes that it is important for it to have a process whereby its stockholders may send communications to the board of directors. Accordingly, stockholders who wish to communicate with the board of directors or a particular director may do so by sending a communication in writing, whether by letter, facsimile, or email addressed to the chairman of the board of directors. VeriChip’s address is 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445 and facsimile number is 561-805-8001. For administrative efficiency, all such communications should be addressed to the chairman of the board of directors, rather than any other members of the board of directors, and should contain the stockholder’s contact information, including the stockholder’s address and telephone number.

Multiple Stockholders Sharing the Same Address.  Regulations regarding the delivery of copies of proxy materials and annual reports to stockholders permit VeriChip, banks, brokerage firms and other nominees to send one annual report and proxy statement to multiple stockholders who share the same address under certain circumstances, unless contrary instructions are received from stockholders. This practice is known as “householding.” Stockholders who hold their shares through a bank, broker or other nominee may have consented to reducing the number of copies of materials delivered to their address. In the event that a stockholder wishes to request delivery of a single copy of annual reports or proxy statements or to revoke a “householding” consent previously provided to a bank, broker or other nominee, the stockholder must contact the bank, broker or other nominee, as applicable, to revoke such consent. In any event, if a stockholder wishes to receive a separate joint proxy statement/prospectus for the 2009 special and annual meeting of stockholders, the stockholder may receive printed copies by contacting Allison Tomek, Investor Relations, 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445 by mail or by calling Allison Tomek at (561) 805-8008.

Any stockholders of record sharing an address who now receive multiple copies of VeriChip’s annual reports and proxy statements, and who wish to receive only one copy of these materials per household in the future should also contact VeriChip, Investor Relations, by mail or telephone, as instructed above. Any stockholders sharing an address whose shares of common stock are held by a bank, broker or other nominee who now receive multiple copies of VeriChip’s annual reports and proxy statements, and who wish to receive only one copy of these materials per household, should contact the bank, broker or other nominee to request that only one set of these materials be delivered in the future.

Stockholder Proposals for 2010 Annual Meeting.  The deadline for submission of stockholder proposals, pursuant to Rule 14a-8 of the Exchange Act, for inclusion in VeriChip’s proxy statement for the 2010 annual meeting of stockholders is June 7, 2010. However, if the date of its 2010 annual meeting is changed by more than 30 days from the date of its 2009 annual meeting, then the deadline is a reasonable time before VeriChip begins to print and send its proxy materials for the 2010 annual meeting. Additionally, VeriChip must receive notice of any stockholder proposal to be submitted at the 2010 annual meeting (but not required to be included in VeriChip’s proxy statement) no earlier than July 13, 2010 and no later than August 12, 2010, in accordance with VeriChip’s bylaws; however, in the event that the 2010 annual meeting is called for a date that is not within 45 days before or after the anniversary date of the 2009 annual meeting, to be timely, the stockholder’s notice must be received not earlier than the opening of business on the 120th day before the 2010 annual meeting and not later than the later of (x) the close of business on the 90th day before the 2010 annual meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the 2010 annual meeting is made. Otherwise, the proxies named by VeriChip’s board of directors may exercise discretionary voting authority with respect to the stockholder proposal, without any discussion of the proposal in VeriChip’s proxy materials.

THE SPECIAL MEETING OF STEEL VAULT STOCKHOLDERS

General

Steel Vault is furnishing this joint proxy statement/prospectus to holders of Steel Vault’s common stock to provide its stockholders with important information in connection with the solicitation of proxies for use at the special meeting of Steel Vault stockholders and at any adjournment or postponement of the special meeting. This includes information regarding the proposed approval and adoption of the merger agreement, and approval of an adjournment or postponement of the special meeting, if necessary.

Steel Vault first mailed this joint proxy statement/prospectus and the accompanying form of proxy to its stockholders on or about October 5, 2009.

Date, Time and Place of Steel Vault Special Meeting

Steel Vault will hold a special meeting of its stockholders on November 10, 2009, at 9:30 a.m., Eastern Standard Time, at Steel Vault’s principal executive offices located at 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445.

Purpose

Steel Vault Proposal 1: The Approval and Adoption of the Merger Agreement

You are being asked to vote on the approval and adoption of the merger agreement. In the proposed merger, VeriChip Acquisition Corp. will merge with and into Steel Vault. As a result of the merger, Steel Vault will become a wholly-owned subsidiary of VeriChip, and each share of Steel Vault common stock then outstanding will be canceled and automatically converted into the right to receive 0.5 shares of VeriChip common stock. The total number of shares of VeriChip common stock issuable as merger consideration is subject to adjustment, as is more fully described under “The Merger Agreement — Exchange of Shares.” No fractional shares of VeriChip common stock will be issued in connection with the merger. Instead, VeriChip will make a cash payment to each Steel Vault stockholder who would otherwise receive a fractional share.

A copy of the merger agreement, as amended, is attached to this joint proxy statement/prospectus as Annex A-1 and Annex A-2. Steel Vault stockholders are encouraged to read the merger agreement, as amended, in its entirety. For a detailed summary of the merger agreement, as amended, please see the section of this joint proxy statement/prospectus entitled “The Merger Agreement” beginning on page 91.

Vote Required

The affirmative vote of holders of a majority of the outstanding shares of Steel Vault’s common stock entitled to vote at the special meeting is required to approve and adopt the merger agreement. Abstentions and broker non-votes will have the effect of a vote against the proposal.

Recommendation of the Board of Directors

The board of directors of Steel Vault established a special committee composed of disinterested members of Steel Vault’s board of directors to review and evaluate the terms and conditions, and determine the advisability, of the proposed merger. The special committee negotiated the terms and conditions of the merger agreement on behalf of Steel Vault and determined that the merger is advisable, fair to and in the best interests of Steel Vault and its stockholders and recommended that Steel Vault’s board of directors approve the merger agreement.

Steel Vault’s board of directors, based on the recommendation of the Steel Vault special committee, determined that the merger is advisable, fair to, and in the best interests of Steel Vault and its stockholders approved the merger agreement and declared its advisability, approved the merger and other transactions contemplated by the merger agreement, and unanimously recommends the approval and adoption of the merger agreement by the stockholders of Steel Vault.

The board of directors of Steel Vault unanimously recommends a vote “FOR” the approval and adoption of the merger agreement.

Steel Vault Proposal 2: Approval of an Adjournment or Postponement of the Special Meeting, if Necessary

Steel Vault is asking its stockholders to vote on a proposal to approve the adjournment or postponement of the Steel Vault special meeting, if necessary.

Vote Required

The affirmative vote of a majority in voting power of the Steel Vault shares present in person or by proxy and entitled to vote on the subject matter is required to approve an adjournment or postponement of the special meeting, if necessary. An abstention will have the same effect as a vote against the proposal. A broker non-vote will have no effect on the outcome of the vote for the proposal.

Recommendation of the Board of Directors

The board of directors of Steel Vault unanimously recommends a vote “FOR” the approval of an adjournment or postponement of the special meeting, if necessary.

Record Date

The Steel Vault board of directors has fixed the close of business on September 25, 2009, as the record date for determination of Steel Vault stockholders entitled to notice of, and to vote at, the special meeting. Only holders of record of Steel Vault common stock as of the close of business on that date are entitled to vote at the special meeting. As of the record date, there were 9,874,971 shares of Steel Vault’s common stock issued and outstanding, held by approximately 55 stockholders of record. As of the record date, the directors and executive officers of Steel Vault and their affiliates beneficially owned 10,280,135 shares, or approximately 68.6% of the total outstanding shares, of Steel Vault common stock. Each share of Steel Vault common stock issued and outstanding as of the Steel Vault record date entitles its holder to cast one vote at the special meeting.

Voting of Proxies at the Special Meeting and Revocation of Proxies

The Steel Vault proxy accompanying this joint proxy statement/prospectus is solicited on behalf of the board of directors of Steel Vault for use at the Steel Vault special meeting.

General.  Shares represented by a properly signed and dated proxy will be voted at the special meeting in accordance with the instructions indicated on the proxy. Proxies that are properly signed and dated, but which do not contain voting instructions, will be voted:

•	“FOR” the proposal to approve and adopt the merger agreement; and

•	“FOR” the proposal to approve an adjournment or postponement of the special meeting, if necessary.

The proxy holder may vote the proxy in its discretion as to any other matter that may properly come before the Steel Vault special meeting. The affirmative vote of holders of a majority of the outstanding shares of Steel Vault’s common stock entitled to vote at the special meeting is required to approve and adopt the merger agreement. The affirmative vote of a majority in voting power of the Steel Vault shares present in person or by proxy and entitled to vote on the subject matter is required to approve an adjournment or postponement of the special meeting, if necessary.

Abstentions.  Steel Vault will count a properly executed proxy marked “ABSTAIN” as present for purposes of determining whether a quorum is present, but the shares represented by that proxy will not be voted at the special meeting. If a Steel Vault stockholder abstains from voting or does not vote (either in person or by proxy), it will have the same effect as a vote against the proposal to approve and adopt the merger agreement and the proposal to approve an adjournment or postponement of the special meeting, if necessary.

Broker Non-Votes.  If your shares are held by your broker, your broker will not be able to vote your shares for you on the proposals without instructions from you on how to vote your shares. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares.

If a Steel Vault stockholder abstains from voting or does not vote (either in person or by proxy), it will have the same effect as a vote against the proposal to approve and adopt the merger agreement. Failure to instruct your broker how to vote on the proposal to approve an adjournment or postponement of the special meeting, if necessary, will be treated as neither a vote “FOR” nor a vote “AGAINST” the proposal for purposes of determining whether the proposal has been approved, and thus will have no effect on the outcome of the vote for the proposal.

Voting Shares in Person That are Held Through Brokers.  If your shares are held by your broker or another nominee and you wish to vote those shares in person at the special meeting, you must obtain from the nominee holding your Steel Vault common stock a properly executed legal proxy identifying you as a Steel Vault stockholder, authorizing you to act on behalf of the nominee at the special meeting, and identifying the number of shares with respect to which the authorization is granted.

How to Revoke a Proxy

If you submit a proxy, you may revoke it at any time before it is voted by:

•	delivering to the secretary of Steel Vault a written notice, dated later than the proxy you wish to revoke, stating that proxy is revoked;

•	submitting to the secretary of Steel Vault a new, signed proxy with a date later than the proxy you wish to revoke; or

•	attending the special meeting and voting in person.

Notices to the secretary of Steel Vault should be addressed to the Secretary, Steel Vault Corporation, 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445.

Quorum

To conduct business at the special meeting, a quorum must be present. Steel Vault’s amended and restated certificate of incorporation provides that the holders of not less than a majority in voting power of the shares entitled to vote at any meeting of stockholders, present in person or by proxy, shall constitute a quorum, unless or except to the extent that the presence of a larger number may be required by law. Steel Vault will treat shares of common stock represented by a properly signed and returned proxy, including abstentions and broker non-votes, as present at the meeting for purposes of determining the existence of a quorum. If sufficient votes to constitute a quorum are not received by the date of the special meeting, the persons named as proxies may propose one or more adjournments of the meeting to permit further solicitation of proxies. The inspector of elections appointed for the Steel Vault special meeting will tabulate the votes. The persons named as proxies would generally exercise their authority to vote in favor of adjournment.

Solicitation of Proxies and Expenses

Steel Vault and VeriChip will equally share the costs of soliciting proxies for their respective meetings. Certain directors, officers and employees of Steel Vault may solicit proxies, without additional remuneration, by telephone, facsimile, electronic mail, telegraph and in person. Following the mailing of this joint proxy statement/prospectus, Steel Vault will request brokers, custodians, nominees and other record holders to forward copies of this joint proxy statement/prospectus to persons for whom they hold shares of common stock and to request authority for the exercise of proxies. In such cases, Steel Vault, upon the request of the record holder, will reimburse such holders for their reasonable expenses.

If your shares are registered in the name of a bank or brokerage firm, you may be eligible to vote your shares by telephone or internet. A large number of banks and brokerage firms are participating in the Broadridge Investor Communication Services telephone or internet voting program. This program provides eligible stockholders the opportunity to vote by telephone or internet. If your bank or brokerage firm is participating in Broadridge’s program, your voting form will provide instructions. If your voting form does not reference telephone or internet information, please complete and return the paper proxy card in the self-addressed, postage-paid envelope provided. If you have any questions about executing your proxy or require assistance, please contact: Allison Tomek, Investor Relations, at (561) 805-8000.

Contact for Questions and Assistance in Voting

If you have a question about the merger, or how to vote or revoke a proxy, or you wish to obtain additional copies of this joint proxy statement/prospectus, please contact: Allison Tomek, Investor Relations, 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445 by mail or by calling Allison Tomek at (561) 805-8000.

Board of Directors Recommendations

After careful consideration, the board of directors of Steel Vault believes, based on the recommendation of the Steel Vault special committee, that the merger is advisable, fair to, and in the best interests of Steel Vault and its stockholders. The Steel Vault board of directors unanimously recommends that its stockholders vote “FOR” the proposal to approve and adopt the merger agreement, and “FOR” the proposal to approve an adjournment or postponement of the special meeting, if necessary.

Surrender of Certificates

Please DO NOT send your Steel Vault stock certificates with your proxy card. If the merger is approved, you will be sent written instructions for exchanging your stock certificates.

THE MERGER

General

VeriChip, VeriChip Acquisition Corp., a wholly-owned subsidiary of VeriChip, and Steel Vault have entered into a merger agreement pursuant to which VeriChip Acquisition Corp. will merge with and into Steel Vault. In connection with the merger, VeriChip will acquire all of the outstanding shares of common stock of Steel Vault. VeriChip shares a common ownership, or control group, with Steel Vault. As of September 25, 2009, Scott R. Silverman, VeriChip’s chief executive officer and executive chairman and Steel Vault’s chairman, beneficially owned, directly or indirectly, 49.4% of VeriChip’s outstanding common stock and 53.7% of Steel Vault’s outstanding common stock. After the merger, Steel Vault will be a wholly-owned subsidiary of VeriChip and each share of Steel Vault common stock then outstanding will be canceled and automatically converted into the right to receive 0.5 shares of VeriChip common stock. The total number of shares of VeriChip common stock issuable as merger consideration is subject to adjustment, as is more fully described under “The Merger Agreement — Exchange of Shares.” No fractional shares of VeriChip common stock will be issued in connection with the merger. Instead, VeriChip will make a cash payment to each Steel Vault stockholder who would otherwise receive a fractional share. VeriChip stockholders will continue to own their existing shares in VeriChip.

Background of the Merger

On November 12, 2008, VeriChip announced its intention to explore potential strategic transactions with third parties, while continuing to develop its VeriMed Health Link business. Over the next several months, VeriChip evaluated and considered a number of possible strategic transactions but determined for various business reasons not to pursue such transactions. During such time, the board of directors of VeriChip held several meetings with management to discuss the various possible strategic alternatives.

In the February 2009, VeriChip announced that it was going to remain focused on both its healthcare business including its VeriMed Health Link business, and the possible development of the glucose sensing microchip, and strategic opportunities in the healthcare, identification and clean and alternative energy sectors. In March, 2009, the Company established a new division to evaluate clean and alternative energy companies for potential strategic transactions or investment and as a result established a new subsidiary, VeriGreen Energy Corporation. The board of directors of VeriChip continued to have meetings with management to discuss VeriChip’s current business and possible strategic alternatives.

In August 2009, VeriChip announced that it was continuing to evaluate several potential strategies to maximize stockholder value, including active discussions with a number of third parties, and as part of that evaluation process, VeriChip’s management and board of directors were in informal discussions with Steel Vault’s management and board of directors regarding alternatives that VeriChip and Steel Vault might employ to maximize the stockholder value of both companies.

The informal discussions progressed so that, by the middle of August 2009, the boards of directors of VeriChip and Steel Vault decided that they should evaluate a possible business combination of the two companies due to the potential synergies between the two companies and the benefits of combining the two businesses together to create a new company to provide identification tools and technologies for consumers and businesses.

On August 17, 2009, Steel Vault’s board of directors determined, as a result of the related party nature of the transaction, that it was advisable to establish a special committee of the board of directors to evaluate the proposed transaction with VeriChip and to negotiate the terms of any such transaction. The board of directors designated Kevin McLaughlin (chair) and Charles Baker as the members of the Steel Vault special committee.

On August 17, 2009, VeriChip’s board of directors also determined that as a result of the related party nature of the transaction, it was advisable to establish a special committee of the board of directors to evaluate the proposed transaction with Steel Vault and to negotiate the terms of any such transaction. The board of directors designated Steven Foland (chair) and Barry Edelstein as the members of the VeriChip special committee.

At that time, each board of directors delegated to their respective special committee the authority to investigate and negotiate a potential transaction with the other party, and to take all other actions it deemed necessary to pursue such mandate, including the hiring of independent legal and financial advisors. The resolutions appointing the special committees of each company only granted the special committees authority to consider the proposed transaction between VeriChip and Steel Vault, and therefore the special committees did not consider any strategic alternatives to the proposed transaction.

The committee chairs performed due diligence with management of both companies prior to retaining bankers.

The VeriChip special committee held a meeting on the afternoon of August 17, 2009 to discuss potential legal and financial advisors to assist the special committee in fulfilling its duties and evaluating the possible transaction with Steel Vault. On August 17, 2009, the VeriChip special committee engaged the law firm of Holland & Knight LLP to act as the committee’s legal advisor. On August 17, 2009, the VeriChip special committee received a presentation from its legal counsel regarding the special committee’s fiduciary duties in evaluating a transaction with Steel Vault. After interviewing several investment banking firms, the special committee, at a meeting held August 19, 2009, elected to retain Ladenburg Thalmann & Co. Inc. as its independent financial advisor to provide an opinion regarding fairness in connection with a possible business combination with Steel Vault. The special committee selected Ladenburg Thalmann & Co. Inc. based on its independence, reputation and experience in representing special committees in similar types of transactions.

On August 19, 2009, VeriChip and Steel Vault entered into a mutual non-disclosure agreement which permitted their respective advisors to conduct in-depth due diligence. Both companies proceeded thereafter to exchange due diligence material and to conduct due diligence. Also during this period, the VeriChip special committee directed its counsel to distribute a draft merger agreement to the Steel Vault special committee and its counsel, and to begin negotiations of the merger agreement.

The Steel Vault special committee held several meetings during the week of August 17, 2009 to discuss the engagement of potential legal and financial advisors to assist the special committee in fulfilling its duties and evaluating the possible transaction with VeriChip. After interviewing several law firms, the special committee, at a meeting held August 21, 2009, elected to retain Fowler White Boggs P.A. as the special committee’s independent legal counsel.

On August 21, 2009, Holland & Knight LLP circulated a draft merger agreement to the VeriChip and Steel Vault special committees and to Steel Vault’s special committee’s legal advisor.

On August 18, 19, and 20, 2009, the Steel Vault special committee interviewed several investment banking firms.

On August 24, 2009, Mr. Foland, the Chairman of the VeriChip special committee, had a call with Ladenburg to discuss the due diligence materials, the process Ladenburg plans to use to conduct its analysis on the fairness of the transaction, and valuation and pricing issues.

Following several telephonic discussions with its legal counsel to discuss the selection of an independent financial advisor, on August 25, 2009, the Steel Vault special committee engaged Hyde Park Capital Advisors, LLC as its independent financial advisor to provide an opinion regarding fairness in connection with a possible business combination with VeriChip. The special committee selected Hyde Park Capital Advisors, LLC based on its independence and its reputation and experience in representing special committees in similar types of transactions.

On the afternoon of August 25, 2009, the VeriChip special committee held a telephonic meeting to discuss the process, pricing, and potential benefits and risks of the proposed merger to the stockholders of VeriChip. On the evening of August 25, 2009, Mr. Foland had a telephonic meeting with legal counsel to discuss the status of the transaction.

Following the hiring of their financial advisors, VeriChip and Steel Vault provided both special committees and their respective advisors with financial and other information, and both special committees and their advisors conducted a number of due diligence and management meetings in Delray Beach, Florida and by telephone. In particular, on August 26, 2009, representatives from Ladenburg attended an in-person meeting with the management of VeriChip and Steel Vault and conducted a financial review of VeriChip and Steel Vault, including investigations of the companies’ backgrounds, current operations and assets, liquidity and financial statements, future expectations and projections and other relevant data regarding both VeriChip and Steel Vault.

On August 26, 2009, the VeriChip special committee and VeriChip’s legal counsel met telephonically to discuss the terms of the merger agreement and the special committee’s questions and comments to the merger agreement.

On August 26, 2009, the Steel Vault special committee met with its legal counsel to discuss the special committee’s fiduciary duties in evaluating a transaction with VeriChip, management’s role in considering strategic alternatives to the proposed merger, the terms of the merger agreement and the special committee’s questions and comments to the merger agreement and the proposed business combination.

On August 26, 2009, counsel to the Steel Vault special committee delivered the special committee’s initial comments to the merger agreement to VeriChip’ counsel, Holland & Knight LLP. On August 27, 2009, counsel for VeriChip and the Steel Vault special committee had an extensive telephone conference to discuss the terms of the merger agreement.

On August 27, 2009, representatives from Hyde Park attended an in-person meeting with management of VeriChip and Steel Vault to discuss the background of both companies from a business and financial perspective and the rationale for the merger.

On August 27, 2009, Mr. Foland had a telephonic meeting with representatives from Ladenburg regarding its in-person meeting with management. Later on August 27, 2009, Mr. Foland and Mr. Edelstein discussed the status of Ladenburg’s meeting with management.

On August 27, 2009, Ladenburg sent out a supplemental due diligence request list seeking additional information relating to Steel Vault and its subsidiaries.

On August 28, 2009, Holland & Knight LLP circulated a revised draft of the merger agreement to the members of both special committees, to counsel for the Steel Vault special committee, and to both company’s financial advisors.

On August 29 and 30, 2009, management responded to additional due diligence requests from both companies financial advisors.

On August 31, 2009, the special committees met with their respective financial and legal advisors to review and discuss the status of the proposed merger, including the due diligence conducted to date and the analysis being conducted by each of the companies financial advisors.

On September 1, 2009, Mr. Foland had a telephonic meeting with representatives from Ladenburg regarding the status of their financial analyses with respect to the common stock exchange ratio.

On the morning of September 2, 2009, the VeriChip special committee had an in-person meeting with representatives from Ladenburg to discuss the preliminary draft of the fairness opinion presentation. The VeriChip special committees and Ladenburg also discussed the strategic implications and potential benefits and risks of the proposed merger to the VeriChip stockholders.

On the morning of September 2, 2009, the Steel Vault special committee had an in-person meeting with representatives from Hyde Park and the special committee’s legal counsel. Representatives of Hyde Park discussed with the Steel Vault special committee the financial terms of the transaction and presented certain financial analyses conducted with respect to the transaction. Hyde Park then delivered its oral opinion (which was subsequently confirmed in writing) to the special committee that the common stock exchange ratio was fair, from a financial point of view, to Steel Vault’s stockholders.

On the afternoon of September 2, 2009, the board of directors of Steel Vault had an in-person meeting to discuss the status of the merger. At such meeting, Hyde Park telephonically presented its fairness opinion presentation to the board. Hyde Park then delivered its oral opinion (which was subsequently confirmed in writing) to the board that the common stock exchange ratio was fair, from a financial point of view, to Steel Vault’s stockholders.

On the afternoon of September 2, 2009, the board of directors of VeriChip had an in-person meeting to discuss the status of merger. Mr. Foland updated the board on Ladenburg’s progress in connection with rendering its fairness opinion.

On September 3, 2009, the VeriChip special committee had a telephonic meeting with representatives from Ladenburg and Holland & Knight to discuss Ladenburg’s fairness opinion presentation. Representatives of Ladenburg reviewed with the VeriChip special committee the financial terms of the transaction and discussed certain financial analyses conducted with respect to the common stock exchange ratio. Ladenburg then delivered its oral opinion (which was subsequently confirmed in writing) that the common stock exchange ratio was fair, from a financial point of view, to VeriChip’s stockholders.

On September 4, 2009, the VeriChip special committee met to consider the proposed transaction. A representative of Holland & Knight LLP reviewed the terms of the merger agreement and legal issues relating to the proposed merger transaction. The committee discussed the fairness opinion presentation it received from Ladenburg on September 3, 2009. After deliberation, the VeriChip special committee unanimously determined the merger to be advisable, fair to, and in the best interests of VeriChip and its stockholders and recommended that VeriChip’s board of directors approve the merger agreement.

Following the VeriChip special committee meeting, VeriChip’s board of directors met to consider the proposed transaction. After receiving the recommendation of the VeriChip special committee, the board of directors unanimously determined the merger to be advisable, fair to, and in the best interests of VeriChip and its stockholders, approved the merger agreement, and recommended that VeriChip’s stockholders vote in favor of the issuance of shares of VeriChip common stock in the merger.

On September 4, 2009, the Steel Vault special committee met to consider the proposed transaction. At the meeting, the Steel Vault special committee considered the structure, terms and effects of the transaction. A representatives of Fowler White Boggs P.A. reviewed the terms of the merger agreement and legal issues relating to the proposed merger transaction. After deliberation, the Steel Vault special committee unanimously determined the merger to be advisable, fair to, and in the best interests of Steel Vault and its stockholders and recommended that Steel Vault’s board of directors approve the merger agreement.

Following the Steel Vault special committee meeting, Steel Vault’s board of directors met to consider the proposed transaction. After receiving the recommendation of the Steel Vault special committee, the board of directors unanimously determined the merger to be advisable, fair to, and in the best interests of Steel Vault and its stockholders, approved and adopted the merger agreement and declared its advisability, approved the merger and other transactions contemplated by the merger agreement, and recommended that Steel Vault’s stockholders vote in favor of the approval and adoption of the merger agreement.

On September 4, 2009, the parties signed the merger agreement. On September 8, 2009, VeriChip and Steel Vault issued a joint press release announcing the execution of the merger agreement.

Description of Contracts and Other Arrangements Between VeriChip and Steel Vault

Director and Officer Roles and Relationships with VeriChip’s Subsidiaries

Several of VeriChip’s directors and executive officers have served and, in certain cases, continue to serve as directors and officers of Steel Vault. By virtue of the relationships described below, certain of VeriChip’s directors and executive officers may face situations in which there are actual or apparent conflicts of interest that could interfere, or appear to interfere, with their ability to act in a manner that is in VeriChip’s best business interests.

At the board level:

•	Two of VeriChip’s five directors — Scott R. Silverman and Michael E. Krawitz — currently serve on the five-member board of directors of Steel Vault.

•	Mr. Silverman serves as the chief executive officer and executive chairman of VeriChip’s board of directors and as the chairman of the board of directors of Steel Vault.

•	Mr. Silverman is a manager of Blue Moon, which company holds 2,570,000 shares of Steel Vault common stock.

•	Mr. Silverman owns and controls R & R, which holds 5,355,556 shares of VeriChip common stock and owns a 50% interest in Blue Moon.

•	Jeffrey S. Cobb and Barry M. Edelstein, both of whom are members of VeriChip’s board of directors, each own a 16.67% interest in Blue Moon.

•	Mr. Caragol, the acting chief financial officer of VeriChip, and the chief executive officer, president and acting chief financial officer of Steel Vault, owns a 16.67% interest in Blue Moon.

•	Mr. Krawitz, a member of VeriChip’s board, serves as the chair of the audit committee and as a member of the compensation committee and the nominating and governance committee of Steel Vault.

•	Mr. Cobb, a member of VeriChip’s board of directors, served as a member of Steel Vault’s board of directors until his resignation from the Steel Vault board of directors on July 22, 2008.

•	Kevin H. McLaughlin, a member of Steel Vault’s board of directors, resigned as VeriChip’s chief executive officer and as a member of VeriChip’s board of directors effective December 2, 2006.

At the officer level:

•	Mr. Silverman, who served as VeriChip’s acting president from March 2007 through May 4, 2007, chief executive officer from December 5, 2006 through July 18, 2008 and previously from April 2003 through June 2004, currently serves as the chief executive officer and executive chairman of VeriChip and the chairman of Steel Vault.

•	Mr. Caragol has served as acting chief financial officer of VeriChip since January 1, 2009, and previously served as president of VeriChip since May 2007, chief financial officer since August 2006, treasurer since December 2006, and secretary since March 2007. Mr. Caragol has served as Steel Vault’s chief executive officer, president and a member of its board of directors since December 3, 2008 and as acting chief financial officer since October 24, 2008. Mr. Caragol served as acting chief executive officer of Steel Vault from October 24, 2008 until December 3, 2008, when he was appointed chief executive officer.

In their various capacities with VeriChip’s former parent company, Digital Angel, which was also formerly the parent company of Steel Vault, Messrs. Silverman, Edelstein, McLaughlin and Krawitz were granted stock option awards to purchase shares of common stock of Steel Vault. Messrs. Cobb and Caragol also hold stock option awards to purchase shares of common stock of Steel Vault. In their various capacities with Digital Angel, Messrs. Silverman, McLaughlin and Krawitz were granted stock options to purchase shares of common stock of VeriChip.

Common Ownership

VeriChip shares a common ownership, or control group, with Steel Vault. On August 1, 2008, Digital Angel sold 2,570,000 shares of Steel Vault’s common stock to Blue Moon Energy Partners, LLC, or Blue Moon, in exchange for $400,000. The shares represented 49.9% of Steel Vault’s outstanding common stock at that time and all of the shares that Digital Angel owned. Mr. Silverman, VeriChip’s chief executive officer and executive chairman of the board and Steel Vault’s chairman of the board, is a manager and controls a member of Blue Moon (i.e., R & R Consulting Partners, LLC). Mr. Caragol, VeriChip’s acting chief financial officer and Steel Vault’s chief executive officer, president and acting chief financial officer and director, is also a manager and member of Blue Moon. On November 12, 2008, R & R Consulting Partners, LLC, or R & R, a holding company owned and controlled by Mr. Silverman, acquired 5,355,556 shares of VeriChip common stock in exchange for $750,000. As of September 25, 2009, R & R and Mr. Silverman owned on a combined basis, approximately 49.4% of VeriChip’s outstanding common stock. As of September 25, 2009, Mr. Silverman beneficially owned, directly or indirectly, approximately 53.7% of Steel Vault’s outstanding common stock, including 2,570,000 shares that are directly owned by Blue Moon.

Related Party Financing

On June 4, 2009, VeriChip closed a debt financing transaction with Steel Vault for $500,000 pursuant to a secured convertible promissory note. The two year note is collectible on demand on or after June 4, 2010, accrues interest at a rate of twelve percent and is secured by substantially all of Steel Vault’s assets, including the assets of NCRC and the security interest held by VeriChip on the assets is senior to any other security interest on the assets pursuant to a Subordination and Intercreditor Agreement between VeriChip and Blue Moon. The note can be prepaid at any time without penalty and matures on June 4, 2011. The unpaid principal and accrued and unpaid interest under the note can be converted at any time into common stock of Steel Vault at a price of $0.30 per share. The principal is convertible into 1,666,667 shares of Steel Vault common stock.

The financing transaction included a common stock purchase warrant sold to VeriChip to purchase 333,334 common shares of Steel Vault at a price of $0.30 per share, which we refer to as the VeriChip Warrant. The VeriChip Warrant is currently exercisable and is void after June 4, 2014. The note and VeriChip Warrant were issued to VeriChip pursuant to a Convertible Note and Warrant Subscription Agreement, dated June 4, 2009, between VeriChip and Steel Vault, which provides that Steel Vault will file a registration statement for the public resale of the shares underlying the note and VeriChip Warrant upon notice that VeriChip elects to convert all or part of the note into common stock of Steel Vault.

The financing transaction also included a guaranty of collection given by Mr. Caragol for the benefit of Steel Vault, for which Mr. Caragol received a common stock purchase warrant from Steel Vault to purchase 500,000 common shares of Steel Vault at a price of $0.30 per share.

Upon consummation of the merger, VeriChip shall forgive the principal and interest due under the note and the VeriChip Warrant will be cancelled.

Sublease

On October 8, 2008, Steel Vault entered into a sublease with Digital Angel for its corporate headquarters located in Delray Beach, Florida, consisting approximately 7,911 feet of office space, which space VeriChip shares with Steel Vault. The rent for the entire twenty-one-month term of the sublease is $158,000, which Steel Vault paid in one lump sum upon execution of the sublease. VeriChip reimbursed Steel Vault for one-half of the sublease payment, representing VeriChip’s share of the total cost of the sublease. In addition, in order to account for certain shared services and resources, VeriChip and Steel Vault operate under a shared services agreement, in connection with which Steel Vault currently pays VeriChip $6,500 a month. During the six and three months ended June 30, 2009, VeriChip recorded $45,000 and $21,000, respectively, for shared services fees from Steel Vault. VeriChip did not record any payments for shared services fees from Steel Vault for the six and three months ended June 30, 2008.

For additional related party transactions of VeriChip, see “Certain Relationships and Related Transactions” beginning on page 150.

Recommendations of the VeriChip Special Committee and Board of Directors With Respect to the Merger

After careful consideration, the VeriChip special committee determined that the merger is advisable, fair to and in the best interests of VeriChip and its stockholders and recommended that the VeriChip board of directors approve the merger agreement.

After careful consideration, the VeriChip board of directors, based on the recommendation of the VeriChip special committee, (i) determined that the merger is advisable, fair to, and in the best interests of VeriChip and its stockholders, (ii) approved and adopted the merger agreement, the merger and the other transactions contemplated by the merger agreement, (iii) approved the making of an amendment to the VeriChip second amended and restated certificate of incorporation in order to change its name to “PositiveID Corporation” at the effective time of the merger, and (iv) recommended that the VeriChip stockholders vote “FOR” the proposal to issue VeriChip common stock pursuant to the merger agreement, “FOR” the proposal to amend VeriChip’s second amended and restated certificate of incorporation to change VeriChip’s name to “PositiveID Corporation” at the effective time of the merger and “FOR” the proposal to approve an adjournment or postponement of the special and annual meeting, if necessary.

VeriChip’s Reasons for the Merger

Special Committee Reasons for the Merger

In reaching its determination to recommend that the VeriChip board approve the merger agreement, the VeriChip special committee considered numerous factors in consultation with its outside legal and financial advisors and VeriChip’s senior management, including the following material factors and benefits of the merger, each of which the VeriChip special committee believed supported its determinations:

•	The terms of the transaction were determined through arm’s-length negotiations between the VeriChip special committee and the Steel Vault special committee and their respective legal and financial advisors.

•	The oral opinion received by the VeriChip special committee on September 3, 2009 and later confirmed in writing, of Ladenburg to the effect that, as of that date and subject to the various assumptions, limitations and qualifications set forth in its opinion, the common stock exchange ratio in the merger was fair, from a financial point of view, to the stockholders of VeriChip (other than Scott R. Silverman, William J. Caragol, R & R Consulting Partners, LLC, Blue Moon Energy Partners LLC and their respective affiliates). The full text of Ladenburg’s written opinion, dated September 3, 2009, which describes the assumptions made, matters considered and limitations on the review undertaken, is attached to this joint proxy statement/prospectus as Annex B.

•	The combined company will be renamed PositiveID and should be in a stronger competitive position due to its ability to provide identification tools and technologies to protect consumers and businesses with an initial focus on the convergence of identity security solutions and personal health records.

•	The merger is expected to streamline operations and eliminate inefficiencies resulting from operating two separate public companies; the merger is expected to result in an estimated combined cost savings of approximately $500,000 annually.

•	The merger may result in potentially greater stockholder liquidity due to increased size of the combined company, higher share price and potential to improve analyst coverage.

•	The merger will create a larger public company.

•	The combined businesses of PositiveID and its public company position will provide the ability to augment organic growth with strategic acquisitions.

•	Steel Vault is obligated to reimburse VeriChip for expenses in connection with the transaction, up to a maximum of $200,000, if VeriChip terminates the merger agreement because:

o	Steel Vault breaches a representation, warranty or covenant in the merger agreement that is reasonably likely to have a material adverse effect on Steel Vault;

o	Steel Vault’s board of directors changes its recommendation in favor of the issuance of shares of VeriChip common stock in the merger; or

o	A willful and material breach by Steel Vault causes the making of a superior proposal by a third party.

The VeriChip special committee believes that the above factors generally supported its determination. The VeriChip special committee did, however, consider the potential adverse effects of other factors in connection with the merger. The material negative factors considered were:

•	The cost savings anticipated for VeriChip and Steel Vault as a combined company may not be achieved;

•	Steel Vault’s growth prospects may be less than currently anticipated and not as great as the growth planned by VeriChip alone;

•	The value of the shares to be received by Steel Vault stockholders may vary based upon the nature of the fixed exchange ratio;

•	VeriChip stockholders will suffer dilution if the merger is consummated; and

•	VeriChip stockholders will be subject to risks relating to Steel Vault’s business, including NCRC.

The foregoing discussion summarizes the material factors considered by the VeriChip special committee in its consideration of the merger agreement and the merger. After considering these factors, the VeriChip special committee concluded that the positive factors relating to the merger agreement and the merger substantially outweighed the potential negative factors. In view of the wide variety of factors considered by the VeriChip special committee, and the complexity of these matters, the VeriChip special committee did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of the VeriChip special committee may have assigned different weights to various factors. The VeriChip special committee recommended approval of the merger agreement based upon the totality of the information presented to and considered by it.

Board Reasons for the Merger

In reaching its determination to recommend that VeriChip’s stockholders vote for the approval of the issuance of VeriChip common stock pursuant to the merger agreement, VeriChip’s board considered numerous factors, including the recommendation of the VeriChip special committee, as well as the above factors, benefits and adverse effects of the merger considered by the VeriChip special committee, which the board believed supported its determinations.

The foregoing discussion summarizes the material factors considered by the VeriChip board in its consideration of the merger agreement and the merger. After considering these factors, the VeriChip board concluded that the positive factors relating to the merger agreement and the merger substantially outweighed the potential negative factors. In view of the wide variety of factors considered by the VeriChip board, and the complexity of these matters, the VeriChip board did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of the VeriChip board may have assigned different weights to various factors. The VeriChip board recommended approval of the merger agreement based upon the totality of the information presented to and considered by it.

THE VERICHIP SPECIAL COMMITTEE UNANIMOUSLY RECOMMENDED THAT THE VERICHIP BOARD OF DIRECTORS APPROVE THE MERGER AGREEMENT. AS A RESULT, THE VERICHIP BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS OF VERICHIP VOTE “FOR” THE PROPOSAL TO ISSUE VERICHIP COMMON STOCK PURSUANT TO THE MERGER AGREEMENT, “FOR” THE PROPOSAL TO AMEND VERICHIP’S SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO CHANGE VERICHIP’S NAME TO “POSITIVEID CORPORATION” AT THE EFFECTIVE TIME OF THE MERGER AND “FOR” THE PROPOSAL TO APPROVE AN ADJOURNMENT OR POSTPONEMENT OF THE SPECIAL AND ANNUAL MEETING, IF NECESSARY.

Recommendations of the Steel Vault Special Committee and Board of Directors With Respect to the Merger

After careful consideration, the Steel Vault special committee determined that the merger is advisable, fair to, and in the best interests of Steel Vault and its stockholders and recommended that the Steel Vault board of directors approve the merger agreement.

After careful consideration, the Steel Vault board of directors, based on the recommendation of the special committee, (i) determined that the merger is advisable, fair to, and in the best interests of Steel Vault and its stockholders, (ii) approved and adopted the merger agreement and declared its advisability, and approved the merger and the other transactions contemplated by the merger agreement and (iii) recommended that the Steel Vault stockholders vote “FOR” the proposal to approve and adopt the merger agreement and “FOR” the proposal to approve an adjournment or postponement of the special meeting, if necessary.

In considering the recommendation of Steel Vault’s board with respect to the merger agreement, you should be aware that some directors and officers of Steel Vault may have interests in the merger that are different from, or are in addition to, the interests of Steel Vault’s stockholders. See “The Merger — Interests of Certain Persons in the Merger.”

Steel Vault’s Reasons for the Merger

Special Committee Reasons for the Merger

In reaching its determination to recommend that the Steel Vault board approve the merger agreement, the Steel Vault special committee considered numerous factors in consultation with its outside legal advisors and Steel Vault’s senior management, including the following material factors and benefits of the merger, each of which the Steel Vault special committee believed supported its determinations:

•	The terms of the transaction were determined through arm’s-length negotiations between the Steel Vault special committee and the VeriChip special committee and their respective legal and financial advisors.

•	The opinion of Hyde Park received by the Steel Vault special committee on September 2, 2009 (later confirmed in writing on September 4, 2009) stating that, as of September 4, 2009, and subject to the various assumptions and qualifications set forth in its opinion, the common stock exchange ratio was fair, from a financial point of view, to the holders of Steel Vault common stock. The full text of Hyde Park’s written opinion, dated September 4, 2009, which describes the assumptions made, matters considered and limitations on the review undertaken, is attached to this joint proxy statement/prospectus as Annex C.

•	The combined company will be renamed PositiveID and should be in a stronger competitive position due to its ability to provide identification tools and technologies to protect consumers and businesses with an initial focus on the convergence of identity security solutions and personal health records.

•	The merger is expected to streamline operations and eliminate inefficiencies resulting from operating two separate public companies; the merger is expected to result in an estimated combined cost savings of approximately $500,000 annually.

•	The merger may result in potentially greater stockholder liquidity due to increased size of the combined company and potential to improve analyst coverage.

•	The merger will create a larger public company.

•	The combined businesses of PositiveID and its public company position will provide the ability to augment organic growth with strategic acquisitions.

•	The merger will allow stockholders to continue to participate in any potential growth of the combined company.

•	The expectation that the merger will qualify as a transaction of a type that is generally tax-free for United States federal income tax purposes.

•	In connection with the proposed merger, William J. Caragol agreed to waive any and all rights he has to any change of control payment under that certain letter agreement between Steel Vault and Mr. Caragol dated February 13, 2009.

•	The merger agreement provides that Steel Vault has the right to terminate the merger agreement if, among other reasons, the board of directors changes its recommendation in favor of the merger agreement under limited circumstances.

•	VeriChip is obligated to reimburse Steel Vault for expenses in connection with the transaction, up to a maximum of $200,000, if Steel Vault terminates the merger agreement because:

o	VeriChip breaches a representation, warranty or covenant in the merger agreement that is reasonably likely to have a material adverse effect on VeriChip or the surviving corporation;

o	VeriChip’s board changes its recommendation in favor of the issuance of shares of VeriChip common stock in the merger; or

o	VeriChip agrees to be acquired by a third party.

The Steel Vault special committee believes that the above factors generally supported its determination. The Steel Vault special committee did, however, consider the potential adverse effects of other factors in connection with the merger. The material negative factors considered were:

•	The common stock exchange ratio is fixed, and Steel Vault stockholders cannot be certain of the dollar value of the merger consideration to be received in the merger.

•	The cost savings anticipated for VeriChip and Steel Vault as a combined company may not be achieved, or delays or difficulties in eliminating certain redundant costs of the two companies could delay or prevent the realization of the anticipated cost savings.

•	It is not a condition to closing that the merger agreement be approved by a majority of Steel Vault disinterested stockholders at the special meeting. As of September 25, 2009, affiliates of VeriChip, which includes directors and officers of VeriChip, collectively, together with their associates and affiliates, beneficially owned approximately 9.8 million shares, or 65.4% of Steel Vault common stock. These directors and officers have indicated that they plan to vote their shares in favor of the merger agreement, and their votes will count in determining whether a majority of Steel Vault stockholders has approved and adopted the merger agreement.

•	The possibility that the merger may not be completed, or that completion of the merger may be delayed.

•	Steel Vault is required to pay the expenses of VeriChip, up to a maximum of $200,000 upon the occurrence of the termination of the merger under certain circumstances.

The foregoing discussion summarizes the material factors considered by the Steel Vault special committee in its consideration of the merger agreement and the merger. After considering these factors, the Steel Vault special committee concluded that the positive factors relating to the merger agreement and the merger substantially outweighed the potential negative factors. In view of the wide variety of factors considered by the Steel Vault special committee, and the complexity of these matters, the Steel Vault special committee did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of the Steel Vault special committee may have assigned different weights to various factors. The Steel Vault special committee recommended approval of the merger agreement based upon the totality of the information presented to and considered by it.

Board Reasons for the Merger

In reaching its determination to recommend that Steel Vault’s stockholders vote for approval and adoption of the merger agreement, Steel Vault’s board considered numerous factors, including the following material factors and benefits of the merger, each of which the board believed supported its determinations:

•	The recommendation of the Steel Vault special committee, including the above factors, benefits and adverse effects of the merger considered by the Steel Vault special committee; and

•	The opinion of Hyde Park received by the Steel Vault special committee on September 4, 2009, that, as of that date and subject to the various assumptions and limitations set forth in its opinion, the common stock exchange ratio was fair, from a financial point of view, to the holders of Steel Vault common stock. The full text of Hyde Park’s written opinion, dated September 4, 2009, which describes the assumptions made, matters considered and limitations on the review undertaken, is attached to this joint proxy statement/prospectus as Annex C.

The foregoing discussion summarizes the material factors considered by the Steel Vault board in its consideration of the merger agreement and the merger. After considering these factors, the Steel Vault board concluded that the positive factors relating to the merger agreement and the merger substantially outweighed the potential negative factors. In view of the wide variety of factors considered by the Steel Vault board, and the complexity of these matters, the Steel Vault board did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of the Steel Vault board may have assigned different weights to various factors. The Steel Vault board recommended the approval and adoption of the merger agreement based upon the totality of the information presented to and considered by it.

THE STEEL VAULT SPECIAL COMMITTEE UNANIMOUSLY RECOMMENDED THAT THE STEEL VAULT BOARD OF DIRECTORS APPROVE THE MERGER AGREEMENT. AS A RESULT, THE STEEL VAULT BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS OF STEEL VAULT VOTE “FOR” THE PROPOSAL TO APPROVE AND ADOPT THE MERGER AGREEMENT AND “FOR” THE PROPOSAL TO APPROVE AN ADJOURNMENT OR POSTPONEMENT OF THE SPECIAL MEETING.

Opinion of Financial Advisor to the VeriChip Special Committee

Pursuant to the letter agreement dated August 19, 2009, the VeriChip special committee engaged Ladenburg to provide an opinion regarding fairness to the VeriChip special committee in connection with the merger. On September 3, 2009, Ladenburg rendered its oral opinion to the VeriChip special committee (which was subsequently confirmed in writing by delivery of Ladenburg’s written opinion dated September 3, 2009) to the effect that, as of September 3, 2009, the common stock exchange ratio in the merger was fair, from a financial point of view, to the stockholders of VeriChip (other than Scott R. Silverman, William J. Caragol, R & R Consulting Partners, LLC, Blue Moon Energy Partners LLC and their respective affiliates).

Ladenburg’s opinion was directed to the VeriChip special committee and only addressed the fairness, from a financial point of view, of the common stock exchange ratio in the merger and does not address any other aspect or implication of the merger. The summary of Ladenburg’s opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex B to this joint proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Ladenburg in preparing its opinion. We encourage you to carefully read the full text of Ladenburg’s written opinion. However, neither Ladenburg’s written opinion nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus are intended to be, and do not constitute advice or a recommendation to any stockholder as to how such stockholder should act or vote with respect to the merger or any other matter relating thereto.

Ladenburg’s opinion is for the use and benefit of the VeriChip special committee in connection with its consideration of the merger. Ladenburg’s opinion may not be used by any other person or for any other purpose without Ladenburg’s prior written consent. Ladenburg’s opinion should not be construed as creating any fiduciary duty on its part to any party.

Ladenburg was not requested to opine as to, and its opinion does not in any manner address, the relative merits of the merger as compared to any alternative business strategy that might exist for us, whether we should complete the merger, and other alternatives to the merger that might exist for us. Ladenburg does not express any opinion as to the underlying valuation or future performance of VeriChip or Steel Vault or the price at which VeriChip’s or Steel Vault’s securities might trade at any time in the future.

Ladenburg’s analysis and opinion are necessarily based upon market, economic and other conditions, as they existed on, and could be evaluated as of, September 3, 2009. Accordingly, although subsequent developments may affect its opinion, Ladenburg assumed no obligation to update, review or reaffirm its opinion to us or any other person.

In arriving at its opinion, Ladenburg took into account an assessment of general economic, market and financial conditions, as well as its experience in connection with similar transactions and securities valuations generally. In so doing, among other things, Ladenburg:

•	Reviewed a draft of the merger agreement dated as of September 3, 2009 and a draft of the waiver agreement between William J. Caragol and Steel Vault dated September 1, 2009.

•	Reviewed publicly available financial information and other data with respect to VeriChip that Ladenburg deemed relevant, including the Annual Report on Form 10-K for the year ended December 31, 2008, the Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, and the Current Report on Form 8-K filed August 31, 2009.

•	Reviewed non-public information and other data with respect to VeriChip.

•	Reviewed publicly available financial information and other data with respect to Steel Vault that Ladenburg deemed relevant, including the Annual Report on Form 10-K for the year ended September 30, 2008, the Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, and the Definitive Proxy Statement on Schedule 14A filed February 9, 2009, as amended.

•	Reviewed non-public information and other data with respect to Steel Vault, including, financial projections for the periods through December 31, 2012, or the projections, and other internal financial information and management reports.

•	Reviewed and analyzed the merger’s pro forma impact on VeriChip’s outstanding securities and stockholders ownership.

•	Considered the historical financial results and present financial condition of VeriChip and Steel Vault.

•	Reviewed and compared the trading of, and the trading market for, each of the VeriChip common stock and the Steel Vault common stock, and two general market indices.

•	Reviewed the exchange ratio implied by the respective stock prices of the VeriChip common stock and the Steel Vault common stock over various periods.

•	Reviewed and prepared a sum of the parts analysis of VeriChip’s assets.

•	Reviewed and analyzed Steel Vault’s projected unlevered free cash flows derived from the projections and prepared a discounted cash flow analysis.

•	Reviewed and analyzed certain financial characteristics of publicly-traded companies that were deemed to have characteristics comparable to Steel Vault.

•	Reviewed and analyzed certain financial characteristics of target companies in transactions where such target company was deemed to have characteristics comparable to that of Steel Vault.

•	Reviewed and discussed with VeriChip’s and Steel Vault’s management certain financial and operating information furnished by them, including financial analyses and the projections with respect to VeriChip’s and Steel Vault’s business and operations.

•	Performed such other analyses and examinations as were deemed appropriate.

In arriving at its opinion, with VeriChip’s consent, Ladenburg relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial and other information that was supplied or otherwise made available to Ladenburg and Ladenburg further relied upon the assurances of VeriChip and Steel Vault management that they were not aware of any facts or circumstances that would make any such information inaccurate or misleading. With respect to the financial information and the projections reviewed, Ladenburg assumed that such information was reasonably prepared on a basis reflecting the best currently available estimates and judgments, and that such information provided a reasonable basis upon which it could make its analysis and form an opinion. The projections were solely used in connection with the rendering of Ladenburg’s fairness opinion. Stockholders should not place reliance upon such projections, as they are not necessarily an indication of what Steel Vault’s revenues and profit margins will be in the future. The projections were prepared by Steel Vault management and are not to be interpreted as projections of future performance, or guidance, by Steel Vault. Ladenburg did not evaluate the solvency or fair value of VeriChip or Steel Vault under any applicable foreign, state or federal laws relating to bankruptcy, insolvency or similar matters. Ladenburg did not physically inspect VeriChip’s or Steel Vault’s properties and facilities and did not make or obtain any evaluations or appraisals of either company’s assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities). Ladenburg did not attempt to confirm whether VeriChip and Steel Vault had good title to their respective assets.

Ladenburg assumed that the merger will be consummated in a manner that complies in all respects with applicable foreign, federal, state and local laws, rules and regulations. Ladenburg assumed, with VeriChip’s consent, that the final executed forms of the merger agreement do not differ in any material respect from the drafts Ladenburg reviewed and that the merger will be consummated on the terms set forth in the merger agreement, without further amendments thereto, and without waiver by VeriChip of conditions to any of its obligations thereunder or in the alternative that any such amendments or waivers thereto will not be detrimental to VeriChip or its stockholders (other than Scott R. Silverman, William J. Caragol, R & R Consulting Partners, LLC, Blue Moon Energy Partners LLC and their respective affiliates) in any material respect. Also, based upon discussions with VeriChip management, Ladenburg assumed that the merger will qualify as a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended.

In connection with rendering its opinion, Ladenburg performed certain financial, comparative and other analyses as summarized below. Each of the analyses conducted by Ladenburg was carried out to provide a different perspective on the merger, and to enhance the total mix of information available. Ladenburg did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support its opinion. Further, the summary of Ladenburg’s analyses described below is not a complete description of the analyses underlying Ladenburg’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Ladenburg made qualitative judgments as to the relevance of each analysis and factors that it considered. Also, Ladenburg may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described above should not be taken to be Ladenburg’s view of the value of VeriChip and Steel Vault’s assets. The estimates contained in Ladenburg’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Also, analyses relating to the value of businesses or assets neither purport to be appraisals nor do they necessarily reflect the prices at which businesses or assets may actually be sold. Accordingly, Ladenburg’s analyses and estimates are inherently subject to substantial uncertainty. Ladenburg believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors collectively, could create a misleading or incomplete view of the process underlying the analyses performed by Ladenburg in connection with the preparation of its opinion.

The summaries of the financial reviews and analyses include information presented in tabular format. To fully understand Ladenburg’s financial reviews and analyses, you must read the tables together with the accompanying text of each summary. The tables alone do not constitute a complete description of the financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses Ladenburg performed.

The analyses performed were prepared solely as part of Ladenburg’s analysis of the fairness of the exchange ratio used in the merger from a financial point of view to the stockholders of VeriChip (other than Scott R. Silverman, William J. Caragol, R & R Consulting Partners, LLC, Blue Moon Energy Partners LLC and their respective affiliates), and were provided to the VeriChip special committee in connection with the delivery of Ladenburg’s opinion. Ladenburg’s opinion was just one of the several factors the VeriChip special committee took into account in making its determination to approve the merger, including those described elsewhere in this joint proxy statement/prospectus.

Stock Performance Review

Ladenburg reviewed the daily closing market price and trading volume of VeriChip’s and Steel Vault’s common stock for the 12-month period ended August 31, 2009 and noted the following:

•	VeriChip’s common stock’s mean stock price over the 12 month and last 90 day period was $0.48 and $0.49, respectively.

•	VeriChip’s mean and median volume over the 12-month period was 29,916 and 15,930 shares per day.

•	Steel Vault’s mean stock price over the 12-month and last 90 day period was $0.31 and $0.28, respectively.

•	Steel Vault’s mean and median volume was comparatively lower than VeriChip’s common stock at approximately 3,437 and 100 shares per day over the 12-month period.

Historical Exchange Ratio Review

Ladenburg reviewed the historical implied exchange ratio between the common stock price of VeriChip and Steel Vault and noted the following:

•	The implied average ratio over the last 30 and 90 days was 0.59 times and 0.58 times, respectively.

•	The implied average ratio based on the volume weighted mean over the last 30 and 90 days was 0.50 times and 0.55 times, respectively.

•	Over the last twelve month period ended August 31, 2009, the implied daily exchange ratio was above 0.5 approximately 78.9% of the time.

Valuation Overview & Implied Exchange Ratio

Ladenburg generated an indicated equity valuation range for VeriChip based on a sum-of-the-parts analysis of between $6.5 million and $8.2 million. The sum-of-the-parts analysis is based on an adjusted book value approach and was used because VeriChip has no significant operating assets that generate revenue, and has primary assets consisting of cash and intangibles. The indicated equity value range derived for VeriChip implied an indicated equity value range per share of between $0.47 and $0.59, based on 13.804 million and 13.833 million shares outstanding, respectively, utilizing the treasury stock method.

Ladenburg generated an indicated valuation range for Steel Vault based on a discounted cash flow analysis, a comparable company analysis and a comparable transaction analysis each as more fully discussed below. Ladenburg utilized the minimum and maximum values to arrive at an indicated equity value of between approximately $2.0 million to approximately $4.6 million. The indicated equity value range derived for Steel Vault implied an indicated equity value range per share of between approximately $0.19 and $0.40, based on 10.605 million and 11.395 million shares outstanding, respectively, utilizing the treasury stock method.

Ladenburg calculated the implied exchange ratio range based on the indicated equity value per share ranges for VeriChip and Steel Vault at between 0.32 and 0.86. The low end of the range was derived by comparing the maximum value for VeriChip with the minimum value for Steel Vault, and the high end of the range was derived by comparing the minimum value for VeriChip with the maximum value for Steel Vault. Ladenburg noted that the exchange ratio of 0.50 times was within the implied exchange ratio range based on the company’s respective equity values.

Sum of the Parts Analysis

The sum-of-the-parts analysis is based on an adjusted book value approach and was used because VeriChip has no significant operating assets that generate revenue, and has primary assets consisting of cash and intangibles. Ladenburg utilized VeriChip’s balance sheet as of June 30, 2009 and adjusted the assets to include additional value for intangibles of between $1.25 million and $3.0 million, relating to the value of the RFID intangibles, health care database and Nasdaq listing, to derive an indicated equity value range of between approximately $6.5 million and approximately $8.2 million.

Discounted Cash Flow Analysis

A discounted cash flow analysis estimates value based upon a company’s projected future free cash flow discounted at a rate reflecting risks inherent in its business and capital structure. Unlevered free cash flow represents the amount of cash generated and available for principal, interest and dividend payments after providing for ongoing business operations.

While the discounted cash flow analysis is the most scientific of the methodologies used, it is dependent on projections and is further dependent on numerous industry-specific and macroeconomic factors.

In order to utilize the discounted cash flow analysis to indicate a value for Steel Vault, Ladenburg utilized the projections, which forecast a significant increase in revenues from FY2009 to FY2010 from $1.6 million to approximately $19.8 million based on projected increases in subscribers as a result of additional directed marketing spend.

The projections also forecast Steel Vault to reach EBITDA profitability by part way through 2010 and for the full year 2011. For purposes of Ladenburg’s analyses, “EBITDA” means earnings before interest, taxes, depreciation and amortization.

To arrive at a present value, Ladenburg utilized discount rates ranging from 34.5% to 36.5%. This was based on an estimated weighted average cost of capital of 35.4% (based on an estimated weighted average cost of debt of 10.1% and 37.2% estimated cost of equity). The cost of equity calculation was derived utilizing the Ibbotson build up method utilizing appropriate equity risk, industry risk and size premiums and a company specific risk factor, reflecting the risks associated with the early stage operations of Steel Vault, low barriers to entry and significant competition, pricing risk, and risks related to the ability to increase subscribers and reduce churn rates.

Ladenburg presented a range of terminal values at the end of the forecast period by applying a range of long term perpetual growth rates of between 4.0% and 5.0%, and calculated a range of indicated enterprise values. Ladenburg then deducted net debt of approximately $0.51 million (which includes approximately $0.69 million in interest bearing debt less approximately $0.18 million in cash) to derive an indicated equity value range of approximately $4.1 million to approximately $4.6 million. For purposes of Ladenburg’s analyses, “enterprise value” means equity value plus all interest-bearing debt less cash.

Comparable Company Analysis

A selected comparable company analysis reviews the trading multiples of publicly traded companies that are similar to Steel Vault with respect to business and revenue model, operating sector, size and target customer base.

Ladenburg identified the following seven companies that it deemed comparable to Steel Vault with respect to their industry sector and operating model:

Experian PLC
Equifax, Inc.
First Advantage Corporation
Fair Isaac Corp.
Intersections, Inc.
ID Watchdog, Inc.
TheStreet.com, Inc.

All of the comparable companies, with the exception of TheStreet.com, Inc., were involved in the consumer credit security industry. Four of the comparable companies (Experian, Equifax, First Advantage and Fair Isaac) primarily offer their services to businesses, while the other three offer most of their services directly to consumers on a subscription basis.

As Steel Vault is an early-stage company, all of the comparable companies are much larger than Steel Vault both in terms of revenue and enterprise value. Unlike Steel Vault, all of the comparable companies are also profitable (with the exception of ID Watchdog).

Multiples utilizing enterprise value were used in the analyses. For comparison purposes, all operating profits including EBITDA were normalized to exclude unusual and extraordinary expenses and income.

Ladenburg generated the following multiples worth noting with respect to the comparable companies:

Enterprise Value Multiple of	Mean		Median		High		Low

LTM revenue	1.99	x	2.04	x	3.89	x	0.27	x
2009 revenue	1.72	x	1.78	x	2.81	x	0.22	x
2010 revenue	1.66	x	1.70	x	2.73	x	0.19	x
2008 EBITDA	7.4	x	7.6	x	9.9	x	3.2	x

Despite Steel Vault’s strong projected revenue growth rate, Ladenburg expects Steel Vault’s valuation multiples to be below the mean of the comparable companies with respect to CY2009 revenue and current run-rate revenue because of the significant risks related to low barriers to entry, significant competition, dependency on sales and marketing programs with corporate affiliates and future capital needs.

Based on the above factors, Ladenburg applied revenue multiples of between 1.30 times and 1.80 times to Steel Vault’s CY2009 revenue and current run-rate revenue of approximately $1.6 million and $2.3 million, respectively. The implied range of indicated enterprise values for Steel Vault was then determined by weighting the above indications equally. Ladenburg then deducted net debt of approximately $0.51 million to derive an indicated equity value range of approximately $2.0 million to approximately $3.0 million.

None of the comparable companies have characteristics identical to Steel Vault. An analysis of publicly traded comparable companies is not mathematical; rather it involves complex consideration and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading of the comparable companies.

Comparable Transaction Analysis

A comparable transaction analysis involves a review of merger, acquisition and asset purchase transactions involving target companies that are in related industries to Steel Vault. The comparable transaction analysis generally provides the widest range of values due to the varying importance of an acquisition to a buyer (i.e., a strategic buyer willing to pay more than a financial buyer) in addition to the potential differences in the transaction process (i.e., competitiveness among potential buyers).

Information typically is not disclosed for transactions involving a private seller, even when the buyer is a public company, unless the acquisition is deemed to be “material” for the acquirer. As a result, the selected comparable transaction analysis is limited to transactions involving the acquisition of a public company, or substantially all of its assets, or the acquisition of a large private company, or substantially all of its assets, by a public company.

Ladenburg located seven merger and acquisition transactions and one PIPE transaction announced since January 2007 involving target companies that are either involved in the credit reporting and information security sector, and/or provide information services to consumers based on a subscription based model, and for which detailed financial information was available.

Target	Acquirer

First Advantage Corporation	First American Corp
Thinkorswim Group, Inc.	TD Ameritrade
Match.com Europe	MEETIC
Search America	Experian
Digimarc Corp.	L-1 Identity Solutions
Digital Instructor, LLC	AdEx Media
Veda Advantage Limited	Pacific Equity Partners
LifeLock	Goldman Sachs Group

Based on the information disclosed with respect to the targets in each of the comparable transactions, Ladenburg calculated and compared the enterprise values as a multiple of LTM revenue and LTM EBITDA.

Ladenburg noted the following with respect to the multiples generated:

Multiple of Enterprise Value to	Mean		Median		High		Low

LTM revenue	2.90	x	2.02	x	6.33	x	1.15	x
LTM EBITDA	10.9	x	11.4	x	15.3	x	5.5	x

Ladenburg also noted that implied transaction multiple for LifeLock, which had a PIPE transaction at an implied revenue multiple of 2.62 times in January 2008.

Despite Steel Vault’s strong projected revenue growth rate, Ladenburg expects Steel Vault’s valuation multiples to be below the mean of the comparable transactions with respect to CY2009 revenue and current run-rate revenue because of the significant risks related to low barriers to entry, significant competition, dependency on sales and marketing programs with corporate affiliates and future capital needs.

Based on the above factors, Ladenburg applied revenue multiples of between 1.50 times and 2.00 times to Steel Vault’s CY2009 revenue and current run-rate revenue of approximately $1.6 million and $2.3 million, respectively. The implied range of indicated enterprise values for Steel Vault was then determined by weighting the above indications equally. Ladenburg then deducted net debt of approximately $0.51 million to derive an indicated equity value range of approximately $2.4 million to approximately $3.4 million.

None of the target companies in the comparable transactions have characteristics identical to Steel Vault. Accordingly, an analysis of comparable business combinations is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the target companies in the comparable transactions and other factors that could affect the respective acquisition values.

Conclusion

Based on the information and analyses set forth above, Ladenburg delivered its written opinion to the VeriChip special committee, which stated that, as of September 3, 2009, based upon and subject to the assumptions made, matters considered, procedures followed and limitations on its review as set forth in the opinion, the exchange ratio to be paid by VeriChip in the merger is fair, from a financial point of view, to the stockholders of VeriChip (other than Scott R. Silverman, William J. Caragol, R & R Consulting Partners, LLC, Blue Moon Energy Partners LLC and their respective affiliates).

As part of its investment banking business, Ladenburg regularly is engaged in the evaluation of businesses and their securities in connection with mergers, acquisitions, corporate restructurings, negotiated underwritings, private placements and for other purposes. VeriChip determined to use the services of Ladenburg because it is a recognized investment banking firm that has substantial experience in similar matters. Ladenburg has received a fee in connection with the preparation and issuance of its opinion and will be reimbursed for its reasonable expenses, including attorneys’ fees. Also, VeriChip has agreed to indemnify Ladenburg and related persons and entities for certain liabilities that may relate to, or arise out of, its engagement. Further, Ladenburg has not previously provided, nor are there any pending agreements to provide, any other services to VeriChip or Steel Vault.

In the ordinary course of business, Ladenburg, certain of Ladenburg’s affiliates, as well as investment funds in which Ladenburg or its affiliates may have financial interests, may acquire, hold or sell long or short positions, or trade or otherwise effect transactions in debt, equity, and other securities and financial instruments (including bank loans and other obligations) of, or investments in, VeriChip, Steel Vault, or any other party that may be involved in the merger and their respective affiliates.

Under Ladenburg’s policies and procedures, its fairness committee did not approve or issue this opinion and was not required to do so. Further, Ladenburg’s opinion does not express an opinion about the fairness of the amount or nature of the compensation, if any, to any of VeriChip’s or Steel Vault’s officers, directors or employees, or class of such persons, relative to the compensation to VeriChip’s stockholders.

Opinion of Financial Advisor to the Steel Vault Special Committee

The Steel Vault special committee retained Hyde Park to act as its financial advisor and to provide an opinion regarding fairness to the Steel Vault shareholders in connection with the merger. On September 2, 2009, Hyde Park rendered its oral opinion to the Steel Vault special committee (which was subsequently confirmed in writing by delivery of Hyde Park’s written opinion dated September 4, 2009) to the effect that, as of September 4, 2009, the common stock exchange ratio in the merger was fair, from a financial point of view, to the public stockholders of Steel Vault.

Hyde Park’s opinion was directed to the Steel Vault special committee and only addressed the fairness, from a financial point of view, of the common stock exchange ratio in the merger and does not address any other aspect or implication of the merger. The summary of Hyde Park’s opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex C to this joint proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Hyde Park in preparing its opinion. We encourage you to carefully read the full text of Hyde Park’s written opinion. However, neither Hyde Park’s written opinion nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus are intended to be, and do not constitute advice or a recommendation to any stockholder as to how such stockholder should act or vote with respect to the merger.

In connection with its opinion, Hyde Park made certain reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Hyde Park also took into account its assessment of general economic, market and financial conditions, as well as its experience in investment banking transactions and securities and business valuation, in general. Hyde Park’s due diligence and analyses with regards to the merger included, but was not limited to, the items summarized below.

1. Conducted meetings with members of the senior management team of Steel Vault in person and via teleconference, including William J. Caragol, the president, chief executive officer and acting chief financial officer, at which the operations, financial condition, future prospects, and projected operations and performance of Steel Vault were discussed;

2. Conducted meetings with members of the senior management team of VeriChip in person and via teleconference, including Scott R. Silverman, chairman and chief executive officer, and William J. Caragol, acting chief financial officer, at which the operations, financial condition, future prospects, and projected operations and performance of Steel Vault and of VeriChip were discussed;

3. Reviewed the financial statements and filings with the SEC, including the annual report on Form 10-K for the fiscal year ended September 30, 2008, and the quarterly reports on Form 10-Q for the fiscal quarters ended December 31, 2008, March 31, 2009 and June 30, 2009 for Steel Vault, and the annual report on Form 10-K for the fiscal year ended December 31, 2008, and the quarterly reports on Form 10-Q for the fiscal quarters ended March 31, 2009 and June 30, 2009 for VeriChip;

4. Reviewed certain publicly available business and financial information for each of Steel Vault and VeriChip, and the industries in which they operate;

5. Reviewed financial projections for Steel Vault prepared by Steel Vault management for the fiscal years 2009 through 2012, which we refer to as the Steel Vault forecasts;

6. Reviewed the merger agreement;

7. Reviewed a schedule of cost savings expected to be realized as a result of the merger, as prepared by the management of Steel Vault, which we refer to as the cost savings;

8. Reviewed the pro forma impact of the merger on Steel Vault and VeriChip;

9. Reviewed the historical trading price and trading volume of the Steel Vault common stock, the VeriChip common stock and the publicly-traded securities of certain other companies that Hyde Park deemed relevant;

10. Reviewed the exchange ratio implied by the respective stock prices of the VeriChip common stock and the Steel Vault common stock over various periods;

11. Reviewed and prepared a sum of the parts analysis of Steel Vault’s assets;

12. Reviewed and analyzed Steel Vault’s projected unlevered free cash flows derived from the projections and prepared a discounted cash flow analysis;

13. Compared the financial performance of Steel Vault and the prices and trading activity of the Steel Vault common stock with those of certain other publicly-traded companies that Hyde Park deemed relevant;

14. Compared certain financial terms of the merger to financial terms, to the extent publicly available, of certain other business combination transactions that Hyde Park deemed relevant; and

15. Conducted certain other analyses and considered certain other factors as Hyde Park deemed appropriate.

In performing its analyses and rendering its opinion with respect to the merger, Hyde Park, with Steel Vault’s consent:

1. Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including the management of Steel Vault and VeriChip, and did not independently verify that information;

2. Assumed that any estimates, evaluations, forecasts and projections, as well as the cost savings, furnished to Hyde Park were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same;

3. Assumed that information supplied to Hyde Park and representations and warranties made in the merger agreement were substantially accurate;

4. Assumed that all of the conditions required to implement the merger would be satisfied and that the merger would be completed in accordance with the merger agreement without any amendments thereto or any waivers of any terms or conditions thereof; and

5. Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger would be obtained without any adverse effect on Steel Vault, VeriChip or the contemplated benefits expected to be derived in the merger.

In Hyde Park’s analysis and in connection with the preparation of its opinion, Hyde Park made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the merger. To the extent that any of the foregoing assumptions or any of the facts on which its opinion was based prove to be untrue in any material respect, its opinion cannot and should not be relied upon. Hyde Park did not make any independent evaluation, appraisal or physical inspection of the solvency of Steel Vault or VeriChip or of any specific assets or liabilities (contingent or otherwise). Hyde Park’s opinion should not be construed as a valuation opinion, credit rating, solvency opinion, and an analysis of the creditworthiness of Steel Vault or VeriChip or otherwise as tax advice or as accounting advice. Hyde Park was not requested to, and did not, provide advice concerning the structure, the specific amount or form of the consideration, or any other aspect of the merger, or provide advisory services other than the delivery of its opinion. Hyde Park was not requested to, and did not, solicit any expressions of interest from any other parties with respect to the sale of all or any part of Steel Vault, VeriChip or any other alternative transaction. Hyde Park did not participate in negotiations with respect to the terms of the merger agreement or the merger and, therefore, Hyde Park assumed that such terms were the most beneficial terms, from Steel Vault’s perspective, that could, under the circumstances, be negotiated among the parties to the merger agreement and the merger. In addition, Hyde Park did not express any opinion as to the market price or value of the Steel Vault common stock or VeriChip common stock after announcement of the merger. In rendering its opinion, Hyde Park relied upon the fact that the Steel Vault special committee and Steel Vault had been advised by counsel as to all legal matters with respect to the merger, including whether all procedures required by law to be taken in connection with the merger had been duly, validly and timely taken; and Hyde Park did not make, and assumed no responsibility to make, any representation, or render any opinion, as to any legal matter.

Hyde Park prepared its opinion effective as of September 4, 2009. Hyde Park’s opinion was necessarily based upon market, economic, financial and other conditions as they existed and could be evaluated as of September 4, 2009, and Hyde Park disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion which may have come or been brought to the attention of Hyde Park after September 4, 2009. Notwithstanding and without limiting the foregoing, in the event that there was any change in any fact or matter affecting its opinion after September 4, 2009 and prior to the completion of the merger, Hyde Park reserved the right to change, modify or withdraw its opinion.

The basis and methodology for Hyde Park’s opinion have been designed specifically for the express purposes of the Steel Vault special committee and may not translate to any other purposes. Hyde Park’s opinion was not a recommendation as to how the Steel Vault special committee or any stockholder should vote or act with respect to any matters relating to the merger, or whether to proceed with the merger or any related transaction, nor did it indicate that the consideration paid was the best possibly attainable under any circumstances. Instead, it merely stated whether the exchange ratio in the merger was fair to Steel Vault shareholders within a range suggested by certain financial analyses. The decision as to whether to proceed with the merger or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which Hyde Park’s opinion was based. Hyde Park’s opinion should not be construed as having created any fiduciary duty on the part of Hyde Park to any party.

Hyde Park’s opinion may be included in its entirety in any proxy statement distributed to stockholders of Steel Vault in connection with the merger or other document required by law or regulation to be filed with the SEC, and may be summarized or the existence of its opinion may otherwise be referenced in those documents, provided that any summary or reference language shall be subject to prior approval by Hyde Park. Except as described above, without Hyde Park’s prior consent, its opinion may not be quoted from or referred to, in whole or in part, in any written document or used for any other purpose.

Hyde Park had not been requested to opine as to, and its opinion did not address: (i) the fairness of any portion or aspect of the merger to the holders of any class of securities, creditors or other constituencies of

Steel Vault or VeriChip, or any other party other than those set forth in its opinion; (ii) the relative merits of the merger as compared to any alternative business strategies that might exist for Steel Vault, VeriChip or any other party, or the effect of any other transaction in which Steel Vault, VeriChip or any other party might engage; (iii) the fairness of any portion or aspect of the merger to any one class or group of Steel Vault’s or any other party’s security holders vis-à-vis any other class or group of Steel Vault’s or such other party’s security holders (including without limitation the allocation of any consideration amongst or within such classes or groups of security holders); or (iv) whether or not Steel Vault, VeriChip, their respective security holders or any other party is receiving or paying reasonably equivalent value in the merger.

In preparing its opinion to the Steel Vault special committee, Hyde Park performed a variety of analyses, including those described below. The summary of Hyde Park’s valuation analyses is not a complete description of the analyses underlying Hyde Park’s opinion. The preparation of an opinion regarding fairness is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither an opinion regarding fairness nor its underlying analyses is readily susceptible to partial analysis or summary description. Hyde Park arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, analytic method or factor. Accordingly, Hyde Park believes that its analyses must be considered as a whole and that selecting portions of its analyses, analytic methods and factors, or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In performing its analyses, Hyde Park considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its written opinion. No company, transaction or business used in Hyde Park’s analyses for comparative purposes is identical to Steel Vault, VeriChip or the merger. Hyde Park made judgments and assumptions with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond the control of Steel Vault and VeriChip, such as the impact of competition on the business of Steel Vault and on the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Steel Vault or its industry or in the markets generally. Hyde Park believes that mathematical analyses (such as determining average and median) are not by themselves comprehensive methods of using selected company data but must be considered together with qualities, judgments and informed assumptions to arrive at sound conclusions. While the results of each analysis were taken into account in reaching its overall conclusion with respect to fairness, Hyde Park did not make separate or quantifiable judgments regarding individual analyses. The implied reference range values indicated by Hyde Park’s analyses are illustrative and not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of Steel Vault and Hyde Park. Much of the information used in, and accordingly the results of, Hyde Park’s analyses are inherently subject to substantial uncertainty.

Hyde Park’s opinion was provided to the Steel Vault special committee in connection with its consideration of the merger and was only one of many factors considered by it in evaluating the merger. Neither Hyde Park’s opinion nor its analyses were determinative of the merger consideration or of the views of the Steel Vault special committee or management of Steel Vault with respect to the merger.

The following is a summary of the material analyses prepared in connection with Hyde Park’s opinion rendered on September 4, 2009. The order of the analyses does not represent relative importance or weight given to those analyses by Hyde Park. The fact that any specific analysis has been referred to in the summary below is not meant to indicate that such analysis was given greater weight than any other analysis. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying and the assumptions, qualifications and limitations affecting each analysis, could create a misleading or incomplete view of Hyde Park’s analyses.

For purposes of its analyses, Hyde Park reviewed a number of financial and operating metrics including mainly revenues and EBITDA, EBITDA defined as the amount of the relevant company’s earnings before interest, taxes, depreciation, and amortization for a specified time period.

Unless the context indicates otherwise, enterprise values used in the selected companies analysis described below were calculated using the closing price of Steel Vault common stock and the common stock of the selected companies listed below as of September 1, 2009, and the enterprise values for the target companies used in the selected transactions analysis described below were calculated as of the announcement date of the relevant transaction, based on the purchase prices to be paid in the selected transactions. Accordingly, this information does not necessarily reflect current or future market conditions. Estimates of projected revenues and EBITDA for Steel Vault were based on estimates provided by Steel Vault management. Estimates of projected revenues and EBITDA for the selected companies listed below were based on publicly available research analyst estimates for the selected companies.

Total Consideration

Hyde Park calculated an implied value for total consideration paid by VeriChip to Steel Vault shareholders of $4.16 million in equity value, or $0.43 per share, and $5.20 million in enterprise value. This implied purchase price was derived by using an average share value of $0.50 for VeriChip in exchange for two shares of Steel Vault, implying a value of $0.25 per share for 9.6 million shares outstanding for a total implied share value of $2.40 million. Taking into account the 8.143 million options and warrants outstanding and applying a Black- Scholes valuation methodology resulted in an implied total value of $1.76 million for the total options and warrants, bringing the total equity value for Steel Vault shareholders to $4.16 million or $0.43 per share. Enterprise value was determined by adding to the implied total equity value the funded debt of $640,000, plus the net working capital deficit of $398,000. This resulted in total enterprise value of $5.20 million.

Premiums Paid Analysis

Hyde Park compared the premiums paid by acquirers on other comparable public company mergers and acquisitions during 2007, 2008 and 2009 year-to-date as compared to the premium paid to Steel Vault shareholders.

•	The premiums paid over the closing share price before announcement for public companies that were acquired that were between $3 million and $100 million in value were 45.2%, 26.1% and 36.3% for 2009 year-to-date through August 31, 2009, 2008 and 2007, respectively.

•	The implied premium paid to Steel Vault shareholders based on total equity consideration of $0.43 per share when including options and warrants is 49.4% over the closing share price of $0.29, and 116.6% over the closing bid price of $0.20 per share, on September 1, 2009.

Trading Analysis

Based upon Steel Vault having effectively restarted operations in February, 2009, Hyde Park reviewed the average daily closing market price of VeriChip’s and Steel Vault’s common stock for the prior 30, 60, 90 and 120 day periods, and average trading volumes for the last three months, as of September 1, 2009, and noted the following:

•	VeriChip’s average common stock price over the 30, 60, 90 and 120 day periods ranged from $0.49 to $0.50 and the mean of the averages was $0.49 per share.

•	VeriChip’s average daily trading volume over the last there months was 16,532 shares per day.

•	Steel Vault’s average common stock price over the 30, 60, 90 and 120 day periods ranged from $0.28 to $0.33 and the mean of the averages was $0.30 per share.

•	Steel Vault’s average daily trading volume mean over the last three months was 1,333 shares, which was substantially lower than VeriChip’s average volume of 16,532 for the same period.

Steel Vault Valuation

Hyde Park calculated an indicated valuation range for Steel Vault based on multiple valuation methodologies including comparable company analysis, precedent transaction analysis, discounted cash flow analysis, strategic value analysis, and a sum of parts analysis, each as more fully discussed below. Hyde Park utilized the average value range derived from this approach to arrive at an indicated equity value range of between approximately $2.5 million to approximately $3.7 million. The indicated equity value range derived for Steel Vault implied an indicated equity value range per share of between approximately $0.26 and $0.39, based on 9.6 million shares outstanding.

Steel Vault Comparable Companies Analysis

A comparable company analysis reviews the trading multiples of publicly traded companies that are similar to Steel Vault with respect to business and revenue model, operating sector, size and target customer base.

Hyde Park calculated multiples of enterprise value to 2009 projected revenue and considered certain financial data for Steel Vault and ten selected companies that provide retail credit services, business-to-business credit services, and business-to-business research services. None of the comparable companies have characteristics identical to Steel Vault. An analysis of publicly traded comparable companies is not mathematical; rather it involves complex consideration and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading of the comparable companies.

Because Steel Vault has negative projected EBITDA for 2009, comparable EBITDA multiples were not deemed relevant. As Steel Vault is an early-stage company, all of the comparable companies are much larger than Steel Vault both in terms of revenue and enterprise value. Unlike Steel Vault, all of the comparable companies are also profitable (with the exception of ID Watchdog).

The selected companies were:

•	Intersections, Inc.;

•	ID Watchdog, Inc.;

•	Reed Elsevier, NV;

•	Dun & Bradstreet Corp.;

•	FactSet Research Systems, Inc.;

•	Emperian, plc.;

•	Equifax, Inc.;

•	First Advantage Corp.;

•	Trimble Navigation Limited; and

•	L-1 Identity Solutions, Inc.

This selected companies analysis indicated the following:

Multiple Description	Low		High		Mean		Median

Enterprise Value as a Multiple of:
2009E Revenue	0.9	x	3.9	x	2.1	x	1.9x

Hyde Park applied multiple ranges based on this selected companies analysis to corresponding financial data for the above mentioned business segments, including estimates provided by VeriChip’s management.

This selected companies analysis indicated an implied reference range enterprise value of $3.1 million to $3.4 million, an equity value of $2.4 million to $2.8 million and a per share value of $0.25 to $0.29.

Steel Vault Precedent Transactions Analysis

A precedent transaction analysis involves a review of merger, acquisition and asset purchase transactions involving target companies that are in related industries to Steel Vault. Information typically is not disclosed for transactions involving a private seller, even when the buyer is a public company, unless the acquisition is deemed to be “material” for the acquirer. As a result, the selected precedent transaction analysis is typically limited to transactions involving the acquisition of a public company, or substantially all of its assets, or the acquisition of a large private company, or substantially all of its assets, by a public company.

Hyde Park calculated multiples of enterprise value to 2009 projected revenue based on the purchase prices paid in three selected publicly-announced transactions. None of the target companies in the precedent transactions have characteristics identical to Steel Vault.

The selected transactions (and date of announcement) were:

Acquirer	Target	Date of Announcement

First American Corp.	First Advantage Corp.	June 2009
L-1 Identity Solutions	Digimarc Corp.	March 2008
Bessemer Venture Partners	LifeLock, Inc.	January 2008

This selected transactions analysis indicated the following:

Multiple Description	Low		High		Mean		Median

Enterprise Value as a Multiple of:
2009E Revenue	1.1	x	2.6	x	2.0	x	2.4x

Hyde Park applied multiple ranges based on this selected transactions analysis to corresponding financial data for the above mentioned business segments. This selected transactions analysis indicated an implied reference range enterprise value of $3.3 million to $3.8 million, an equity value of $2.7 million to $3.2 million and a per share price of $0.28 to $0.33.

Steel Vault Discounted Cash Flow Analysis.

A discounted cash flow analysis estimates value based upon a company’s projected future free cash flow discounted at a rate reflecting risks inherent in its business and capital structure. Unlevered free cash flow represents the amount of cash generated and available for principal, interest and dividend payments after providing for ongoing business operations. While the discounted cash flow analysis is the most scientific of the methodologies used, it is dependent on projections and is further dependent on numerous industry-specific and macroeconomic factors.

Hyde Park calculated the net present value of the unlevered, after-tax cash flows based on estimates provided by Steel Vault’s management. In performing this analysis, Hyde Park did not use the weighted average cost of capital (WACC) of the comparable public company group because it was determined that this group of much larger and more substantial companies would not share the same risk adjusted discount rate as Steel Vault, which is more of a start-up company comparatively. Hyde Park used venture like discount rates ranging from 38.0% to 42.0%, based on the early stage nature of Steel Vault’s business operations. Hyde Park calculated a terminal value by using a terminal EBITDA multiple of 5.0x to 7.0x. This discounted cash flow analysis indicated an implied reference range enterprise value for Steel Vault of approximately $4.2 million to $6.4 million, equity value range of $3.5 million to $5.5 million and a per share value range of $0.37 to $0.57.

Strategic Value Analysis.

Hyde Park calculated Steel Vault estimated enterprise value based on a per subscriber value. The indicated range of price per subscriber is the price that a strategic acquirer may place on Steel Vault’s subscribers if Steel Vault were more mature and did not have continuing operations contingent upon securing additional capital.

The selected companies were:

•	ID Watchdog, Inc.; and

•	LifeLock, Inc.

This selected companies analysis indicated the following:

Multiple Description	Low	High

Enterprise Value Per Subscriber:
	$314	$462

Hyde Park applied per subscriber valuation numbers to Steel Vault’s current subscriber base of approximately 14,100. This metric implies an enterprise value range of $4.0 million to $5.9 million, an equity value range of $3.3 million to $5.2 million and a per share value range of $0.35 to $0.54.

Sum-of-the-Parts Analysis.

Hyde Park calculated Steel Vault’s enterprise value based on a deteriorated financial condition with no access to additional capital resulting in a forced asset sale. This approach would provide a downside value to help evaluate the potential transaction. Under this scenario the asset value is derived from an estimate of the Steel Vault brand value and a reduced subscriber value of $75 to $150 per subscriber, less Steel Vault’s funded debt and working capital deficit. This method implies an enterprise value range of $1.3 million to $2.9 million, an equity value of 0.3 million to $1.8 million, and a per share value of $0.03 to $0.19.

Summary.

Based on its combined analyses of Steel Vault, Hyde Park determined an implied reference range enterprise value of Steel Vault of $3.0 million to $4.2 million, an equity value range of $2.5 million to $3.7 million, and an implied price per share of $0.26 to $0.39. This compares favorably to the consideration offered to Steel Vault shareholders of $0.43 per share as implied consideration, consisting of implied share value, option value, and warrant value.

Other Matters.

Hyde Park was engaged by the Steel Vault special committee pursuant to a letter agreement dated August 25, 2009 to provide an opinion to the Steel Vault special committee regarding the fairness, from a financial point of view, to the public stockholders of Steel Vault of the common stock exchange ratio in the merger. As part of its investment banking business, Hyde Park regularly is engaged in the evaluation of businesses and their securities in connection with mergers, acquisitions, corporate restructurings, private placements and for other purposes. Steel Vault determined to use the services of Hyde Park because it is a recognized investment banking firm that has substantial experience in similar matters. Pursuant to the engagement letter, Steel Vault paid Hyde Park a customary fee for its services, a portion of which became payable upon the execution of Hyde Park’s engagement letter, and the balance of which became payable upon the delivery of Hyde Park’s opinion, regardless of the conclusion reached therein. No portion of Hyde Park’s fee is contingent upon the successful completion of the merger. Steel Vault also agreed to reimburse Hyde Park for certain out-of-pocket expenses and to indemnify Hyde Park, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws arising out of, or relating to, Hyde Park’s engagement. Other than this engagement, Hyde Park did not provide, and has not provided, other financial advisory services to Steel Vault or to VeriChip.

Interests of Certain Persons in the Merger

In considering the recommendations of VeriChip’s and Steel Vault’s respective boards of directors, you should be aware that certain directors and officers of VeriChip and Steel Vault may have interests in the merger that may be different from, or in addition to, your interests as a stockholder generally and may create potential and actual conflicts of interest. The boards of directors of each of VeriChip and Steel Vault were aware of these interests and considered them when they approved and adopted the merger agreement and the merger.

The interests of the directors and executive officers include, among others:

•	Two of VeriChip’s five directors — Scott R. Silverman and Michael E. Krawitz — currently serve on the five-member board of directors of Steel Vault.

•	Mr. Silverman serves as the chief executive officer and executive chairman of VeriChip’s board of directors and as the chairman of the boards of directors of Steel Vault. Mr. Silverman served as VeriChip’s acting president from March 2007 through May 4, 2007, chief executive officer from December 5, 2006 through July 18, 2008 and April 2003 through June 2004.

•	Mr. Silverman is a manger of Blue Moon, which company holds 2,570,000 shares of Steel Vault common stock.

•	Mr. Silverman owns and controls R & R, which holds 5,355,556 shares of VeriChip’s common stock and owns a 50% interest in Blue Moon.

•	Jeffrey S. Cobb and Barry M. Edelstein, both of whom are members of VeriChip’s board of directors, each owns a 16.67% interest in Blue Moon.

•	Mr. Caragol, the acting chief financial officer of VeriChip, and the chief executive officer, president and acting chief financial officer of Steel Vault, owns a 16.67% interest in Blue Moon.

•	Mr. Krawitz serves as the chair of the audit committee and as a member of the compensation committee and the nominating and governance committee of Steel Vault.

•	Mr. Cobb, a member of VeriChip’s board of directors served as a member of Steel Vault’s board of directors until his resignation from the Steel Vault board of directors on July 22, 2008.

•	Kevin H. McLaughlin, a member of Steel Vault’s board of directors, resigned as VeriChip’s chief executive officer and as a member of VeriChip’s board of directors effective December 2, 2006.

•	Mr. Caragol has served as acting chief financial officer of VeriChip since January 1, 2009, and previously served as president of VeriChip since May 2007, chief financial officer since August 2006, treasurer since December 2006, and secretary since March 2007. Mr. Caragol has served as Steel Vault’s chief executive officer, president and a member of its board of directors since December 3, 2008 and as acting chief financial officer since October 24, 2008. Mr. Caragol served as acting chief executive officer of Steel Vault from October 24, 2008 until December 3, 2008 when he was appointed chief executive officer.

•	In their various capacities with VeriChip’s former parent company, Digital Angel, which was also formerly the parent company of Steel Vault, Messrs. Silverman, Edelstein, McLaughlin and Krawitz were granted stock option awards to purchase shares of common stock of Steel Vault. Messrs. Cobb and Caragol also hold stock option awards to purchase shares of common stock of Steel Vault. In their various capacities with Digital Angel, Messrs. Silverman, McLaughlin and Krawitz were granted stock options to purchase shares of common stock of VeriChip.

•	The appointment of four individuals designated by VeriChip and the appointment of one individual designated by Steel Vault to serve on the board of directors of VeriChip upon completion of the merger.

•	The employment of certain officers of Steel Vault by VeriChip upon completion of the merger.

•	The acceleration of the vesting of certain Steel Vault equity awards, including certain Steel Vault equity awards held by current or former directors and executive officers of VeriChip, in connection with the completion of the merger. The following chart sets forth, as of September 25, 2009, the number of unvested stock options, shares of restricted Steel Vault common stock, and unvested Steel Vault restricted stock units held by Steel Vault’s current chief executive officer, president and acting chief financial officer and non-employee directors as a group:

		Unvested Restricted	Unvested
Name and Principal Position	Restricted Stock	Stock Units	Stock Options

William J. Caragol, Chief Executive Officer, President, Acting Chief Financial Officer and Director	—	—	—
Non-employee directors as a group (4 individuals)	500,000	—	—

•	The payment of $10,000 to each member of the Steel Vault special committee and an additional $5,000 fee to the chairman of the Steel Vault special committee for serving on the Steel Vault special committee.

•	The payment of $20,000 to each member of the VeriChip special committee and an additional $5,000 fee to the chairman of the VeriChip special committee for serving on the VeriChip special committee.

•	The continued indemnification of, and provision for directors’ and officers’ liability insurance coverage to, current directors and officers of Steel Vault following the merger.

•	The ownership of Steel Vault stock and options by officers and directors of VeriChip.

Completion and Effectiveness of the Merger

The merger will be completed when all of the conditions to completion of the merger are satisfied or waived, including the approval and adoption of the merger agreement by the holders of a majority of the outstanding shares of Steel Vault common stock entitled to vote at the special meeting. The merger will become effective upon the filing of a certificate of merger in the office of the Secretary of State of the State of Delaware.

Board of Directors of VeriChip Following the Merger

Immediately following the effective time of the merger, the board of directors of VeriChip will consist of five members with four individuals designated by VeriChip and one individual designated by Steel Vault. Because the VeriChip board of directors currently consists of five individuals, it is anticipated that one of the members of the then-current VeriChip board of directors will resign from the VeriChip board of directors and/or will no longer continue to serve as a director.

Treatment of Steel Vault Common Stock

Upon completion of the merger, each share of Steel Vault common stock then outstanding will be canceled and automatically converted into the right to receive 0.5 shares of VeriChip common stock. No fractional shares of VeriChip common stock will be issued in connection with the merger. Instead, VeriChip will make a cash payment to each Steel Vault stockholder who would otherwise receive a fractional share. For purposes of illustration only, if the merger had been consummated on September 4, 2009, the last trading day prior to announcement of the merger, each share of Steel Vault common stock, which had a closing price of $0.29 per share, would have been exchanged for 0.5 shares of VeriChip common stock with a value of $0.37 (based on VeriChip’s common stock closing price of $0.74 per share on that same date). By comparison, if the merger had been consummated on October 1, 2009, the latest practicable date before the printing of this joint proxy statement/prospectus, each share of Steel Vault common stock, which had a closing price of $0.85 per share, would have been exchanged for 0.5 shares of VeriChip common stock with a value of $1.27 (based on the closing price of VeriChip’s common stock of $2.53 per share on that same date). VeriChip and Steel Vault estimate that VeriChip will issue approximately 4,937,485 shares of VeriChip common stock in the merger, based on the number of shares of Steel Vault common stock outstanding on September 25, 2009, and will reserve an additional approximately 3,932,214 shares of VeriChip common stock for issuance in connection with VeriChip’s assumption of Steel Vault’s outstanding options and warrants.

The total number of shares of VeriChip common stock issuable as merger consideration is subject to adjustment if, after the date of the merger agreement, but prior to the effective time of the merger, the shares of issued and outstanding VeriChip common stock increases, decreases or changes into or is exchanged for a different kind of number of securities, to provide the holders of Steel Vault common stock the same economic effect as contemplated by the merger agreement prior to such event.

Exchange of Steel Vault Common Stock for VeriChip Common Stock

As soon as reasonably practicable after the effective time of the merger, VeriChip will cause the exchange agent to mail to the holders of record of Steel Vault common stock a letter of transmittal and instructions on how to surrender Steel Vault stock certificates in exchange for VeriChip common stock certificates. Upon surrendering their Steel Vault common stock, the letter of transmittal and any other documents required by the exchange agent, the holders of Steel Vault stock certificates will be entitled to receive a certificate representing that number of whole shares of VeriChip common stock which that holder has the right to receive. Any fractional share of Steel Vault common stock shall be rounded up to the nearest whole share of Steel Vault common stock.

Accounting Treatment

VeriChip intends to account for the merger using the acquisition method of accounting for business combinations, with VeriChip being considered the acquiror of Steel Vault, in conformity with accounting principles generally accepted in the United States of America. VeriChip estimates it will allocate approximately 28% of the purchase price to the fair value of assets, including identifiable intangible assets acquired and liabilities assumed from Steel Vault at the effective time of the merger, with the excess purchase price, if any, being recorded as goodwill. Under the acquisition method of accounting, goodwill is not amortized but is tested for impairment at the time of the acquisition and at least annually thereafter.

Governmental and Regulatory Matters

Neither VeriChip nor Steel Vault is aware of any material governmental or regulatory approval required for completion of the merger, other than the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part, compliance with applicable corporate law of Delaware, and compliance with applicable state “blue sky” laws.

Material United States Federal Income Tax Consequences

The merger generally is intended to qualify as a tax-free transaction, except with respect to any cash received in lieu of a fractional share interest in VeriChip common stock, and it is a condition to the merger that VeriChip and Steel Vault each receive a legal opinion from Holland & Knight LLP to the effect that the merger will constitute a reorganization within the meaning of 368(a) of the Internal Revenue Code.

Tax matters are very complicated, and the tax consequences of the merger to you will depend on the facts of your own situation. You should consult your tax advisor for a full understanding of the tax consequences of the merger to you.

This summary may not contain all of the information that is important to you. You should carefully read this entire document and the other documents included elsewhere in this joint proxy statement/prospectus for a more complete understanding of the merger. In particular, you should read the documents attached to this joint proxy statement/prospectus, including the merger agreement, as amended, which is attached to this joint proxy statement/prospectus as Annex A-1 and Annex A-2.

Appraisal Rights

In accordance with Section 262 of the DGCL, no appraisal rights will be available to holders of shares of the Steel Vault or VeriChip common stock.

Listing of VeriChip Common Stock to be Issued in the Merger

VeriChip has agreed to cause the shares of VeriChip common stock issued in the merger to be approved for listing on the Nasdaq Capital Market, subject to official notice of issuance.

Cessation of Trading and Deregistration of Steel Vault’s Common Stock

If the merger is consummated, the Steel Vault common stock will cease to be quoted on the OTC Bulletin Board and will be deregistered under the Exchange Act.

Restriction on Resales of VeriChip Common Stock by Affiliates

The VeriChip common stock to be issued in the merger will be registered under the Securities Act. These shares may be traded freely and without restriction by those stockholders not deemed to be “affiliates” of Steel Vault as that term is defined under the Securities Act. An affiliate of a corporation, as defined by the rules promulgated under the Securities Act, is a person who directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, that corporation. If a Steel Vault affiliate becomes an affiliate of VeriChip, any transfer must be permitted by the resale provisions of Rule 144 promulgated under the Securities Act or otherwise permitted under the Securities Act. These restrictions are expected to apply to the executive officers, directors and significant stockholders of Steel Vault. Affiliates of Steel Vault have agreed to comply with these restrictions.

Operations Following the Merger

As a result of the merger, Steel Vault will become a wholly-owned subsidiary of VeriChip. After completion of the merger, Steel Vault will continue its operations as a wholly-owned subsidiary of VeriChip. The stockholders of Steel Vault will become stockholders of VeriChip, and their rights as stockholders will be governed by VeriChip’s existing second amended and restated certificate of incorporation, VeriChip’s existing amended and restated bylaws and the laws of the State of Delaware. See “Comparison of the Rights of Stockholders of VeriChip and Steel Vault.”

Restated Certificate of Incorporation and Bylaws of Steel Vault

Upon completion of the merger, the amended and restated certificate of incorporation of Steel Vault as in effect immediately prior to the effective time of the merger will be amended and restated to be the same as the certificate of incorporation of VeriChip Acquisition Corp., a wholly-owned subsidiary of VeriChip, as in effect immediately prior to the effective time of the merger. Additionally, the second amended and restated bylaws of Steel Vault shall be amended and restated, upon completion of the merger, to be identical to the bylaws of VeriChip Acquisition Corp., as in effect immediately prior to the effective time of the merger.

THE MERGER AGREEMENT

The following is a brief summary of the material provisions of the merger agreement, as amended, a copy of which is attached as Annex A-1 and Annex A-2, which agreement is hereby incorporated by reference into this joint proxy statement/prospectus. Stockholders of VeriChip and Steel Vault are urged to read the merger agreement, as amended, in its entirety for a more complete description of the merger. In the event of any discrepancy between the terms of the merger agreement, as amended, and the following summary, the merger agreement, as amended, will control.

The Merger

Following the approval of the merger proposal by the stockholders of Steel Vault, the approval of the issuance proposal by the stockholders of VeriChip, and the satisfaction or waiver of the other conditions to the merger set forth in the merger agreement, VeriChip Acquisition Corp., a wholly-owned subsidiary of VeriChip, will merge with and into Steel Vault, with Steel Vault continuing as the surviving corporation and as a wholly-owned subsidiary of VeriChip.

The parties will cause the merger to become effective by filing a certificate of merger with the Secretary of State of the State of Delaware. The parties anticipate that the closing of the merger will occur by December 31, 2009. In this summary, the time when the merger becomes effective is referred to as the effective time of the merger.

At the effective time of the merger, the directors and officers of VeriChip Acquisition Corp. immediately prior to the effective time of the merger will remain the directors of the company surviving the merger.

Exchange of Shares

Upon completion of the merger, each share of Steel Vault common stock then outstanding at the effective time (including shares subject to vesting or other restrictions), which is not owned or controlled by Steel Vault or VeriChip, will be converted into the right to receive 0.5 shares of VeriChip common stock. No fractional shares of VeriChip common stock will be issued in connection with the merger. Instead, VeriChip will make a cash payment to each Steel Vault stockholder who would otherwise receive a fractional share. Each share of Steel Vault common stock and right to acquire Steel Vault common stock that is owned or controlled by Steel Vault, will automatically be canceled, retired and cease to exist without payment of any consideration.

The total number of shares of VeriChip common stock issuable as merger consideration is subject to adjustment should VeriChip effect certain changes to its capitalization prior to the effective time of the merger. Under such circumstances, appropriate adjustments will be made to provide the holders of Steel Vault common stock the same economic effect as contemplated by the merger agreement prior to such event. In addition, any applicable withholding taxes may be deducted from the merger consideration.

Steel Vault’s Stock Options and Other Awards

All options to purchase shares of Steel Vault common stock outstanding at the effective time of the merger will remain outstanding following the completion of the merger. Upon completion of the merger, each of the then-outstanding stock options to purchase shares of Steel Vault common stock will be assumed by VeriChip. Upon the completion of the merger, all references to Steel Vault in Steel Vault’s stock plans and relevant agreements will be deemed to refer to VeriChip. Each Steel Vault stock option assumed by VeriChip will be exercisable upon the same terms and conditions as under the applicable Steel Vault stock plan and relevant agreement except that each Steel Vault stock option will represent the right to acquire the number of shares of VeriChip common stock obtained by multiplying (x) the number of shares of Steel Vault common stock subject to the Steel Vault stock option by (y) the exchange ratio of 0.5 (rounded upward to the nearest whole share). The per share exercise price of each Steel Vault stock option assumed by VeriChip will be obtained by dividing (A) the per share exercise price of the Steel Vault stock option by (B) the exchange ratio of 0.5 (rounded upward to the nearest whole cent).

Upon completion of the merger, each of the then-outstanding warrants to purchase shares of Steel Vault common stock will be converted into a warrant to purchase the number of whole shares of VeriChip common stock obtained by multiplying (x) the number of shares of Steel Vault common stock subject to such Steel Vault warrant by (y) the exchange ratio of 0.5 (rounded upward to the nearest whole share). The per share exercise price of each Steel Vault warrant assumed by VeriChip will be obtained by dividing (A) the per share exercise price of the Steel Vault warrant by (B) the exchange ratio of 0.5 (rounded upward to the nearest whole cent). The terms and conditions of the Steel Vault warrants will otherwise remain as set forth in each respective Steel Vault warrant agreement.

In addition, each share of Steel Vault’s restricted common stock outstanding immediately prior to the effective time of the merger will be converted into 0.5 shares of VeriChip common stock. No fractional shares of VeriChip common stock will be issued in connection with the merger. Instead, VeriChip will make a cash payment to each Steel Vault stockholder who would otherwise receive a fractional share.

Procedures for Exchanging Stock Certificates

At or prior to the effective time of the merger, VeriChip shall deposit with the exchange agent certificates representing shares of VeriChip common stock in such denominations as necessary for the exchange of shares of Steel Vault common stock pursuant to the merger agreement.

As soon as reasonably practicable after the effective time of the merger but no later than fourteen (14) days after the effective time, the exchange agent shall mail to all record holders of Steel Vault common stock (1) a letter of transmittal and (2) instructions on how to use the letter of transmittal to surrender the holder’s shares of Steel Vault common stock in exchange for the number of shares of VeriChip common stock and, if applicable, the cash payment in lieu of fractional shares of VeriChip common stock to which the holder is entitled as merger consideration. You should not forward your stock certificates to the exchange agent without a letter of transmittal, and you should not return your stock certificates with the enclosed proxy.

Upon surrendering their Steel Vault common stock, the completed and executed letter of transmittal and any other documents reasonably required by the exchange agent, the holders of Steel Vault common stock will be entitled to receive a stock certificate representing that number of whole shares of VeriChip common stock that such holder has the right to receive, as well as any dividends or other distributions to which the holder is entitled. After the effective time of the merger and until properly surrendered to the exchange agent, outstanding Steel Vault stock certificates will represent only the right to receive, upon surrender, that number of whole shares of VeriChip common stock and, if applicable, the cash payment in lieu of fractional shares of VeriChip common stock issuable as merger consideration, subject to any required withholding taxes.

Distributions with Respect to Unexchanged Shares

Steel Vault stockholders are not entitled to receive any dividends or other distributions on the VeriChip common stock that is issuable as merger consideration with respect to their shares of Steel Vault stock until the merger is completed and they have properly surrendered their Steel Vault stock certificates to the exchange agent. Upon such surrender, these stockholders will be entitled to receive a certificate representing shares of VeriChip common stock and, if applicable, the cash payment in lieu of fractional shares of VeriChip common stock that were issued to the holder as merger consideration, as well as, where the record date occurs on or after the effective time of the merger, the payment date occurs on or prior to the date of surrender, and such dividend or distribution was not previously paid, any dividends or other distributions, without interest, payable with respect to such shares. However, where the record date occurs on or after the effective time of the merger, but the payment date is subsequent to surrender, these stockholders will receive any dividends or other distributions due them, without interest, at the appropriate payment date.

No Fractional Shares

No fractional share of VeriChip common stock will be issued upon the surrender of certificates formerly representing Steel Vault common stock or otherwise in the merger. Instead, in lieu of a fractional share interest in VeriChip common stock (after giving effect to the exercise of any Steel Vault stock options or Steel Vault warrants to be exercised in connection with the closing of the merger), holders of Steel Vault common stock will receive cash (without interest) in an amount equal to such fractional amount multiplied by the average of the daily closing sales prices of a share of VeriChip common stock as reported on the Nasdaq for the five consecutive trading days immediately preceding the effective time of the merger.

Representations and Warranties

VeriChip, Steel Vault and VeriChip Acquisition Corp. each made representations and warranties in the merger agreement to each other regarding facts pertinent to the merger. With respect to VeriChip, “subsidiaries” refers to VeriChip Acquisition Corp., VeriGreen Energy Corporation and 6973531 Canada Inc. With respect to Steel Vault, “subsidiaries” refers to National Credit Report.com, LLC, IFTH NY Sub, Inc., and IFTH NJ Sub, Inc. These representations and warranties are further described below.

The assertions embodied in those representations and warranties were made solely for purposes of the merger agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating its terms. Moreover, some of those representations and warranties may not be accurate or complete as of any particular date, because they are subject to a contractual standard of materiality or material adverse effect different than that generally applicable to public disclosures to stockholders, or may have been used for the purposes of allocating risk between the parties to the merger agreement rather than establishing matters of fact. For the foregoing reasons, you should not rely on the representations and warranties contained in the merger agreement as statements of factual information.

VeriChip, Steel Vault and VeriChip Acquisition Corp. each made representations and warranties relating to, among other things:

•	corporate organization, good standing and qualification to do business of itself and its subsidiaries;

•	corporate power and authority to enter into and perform its obligations under, and enforceability of, the merger agreement;

•	required regulatory consents, approvals, orders and filings;

•	the absence of conflicts with, or defaults under, organizational documents, other contracts and applicable laws and judgments;

•	capital structure of itself and its subsidiaries;

•	the accuracy and truthfulness of all required filings with the SEC;

•	the fair presentation of the consolidated financial condition, results of operations, cash flows and stockholders’ equity of itself and its subsidiaries within the financial statements included in, or incorporated by reference into, all required filings with the SEC;

•	certain changes in its businesses and that of its subsidiaries since June 30, 2009;

•	material contracts;

•	compliance with applicable laws;

•	real and personal property;

•	tax matters;

•	litigation;

•	compliance with the Employee Retirement Income Security Act of 1974, as amended, and other employee benefit matters;

•	environmental matters;

•	intellectual property matters;

•	insurance matters;

•	finder’s fees; and

•	information supplied for inclusion in this joint proxy statement/prospectus.

Conduct of Business Pending the Merger

Each of VeriChip, Steel Vault and VeriChip Acquisition Corp. has agreed that, between the date of the merger agreement and the effective time of the merger (or the date the merger agreement is terminated), without the other party’s prior written consent, it will not, and it will cause each of its subsidiaries not to:

•	conduct its businesses and the business of its subsidiaries other than in the ordinary and usual course and consistent with past practices;

•	fail to use reasonable best efforts to preserve intact any of their business organizations and assets;

•	authorize for issuance, issue, grant, sell, deliver, dispose, pledge or otherwise encumber any additional shares of its capital stock or any rights relating to such shares, or permit any additional shares of its capital stock to become subject to new stock option grants or other stock-based rights; provided, however, that Steel Vault may issue up to an additional 200,000 shares of Steel Vault common stock, and VeriChip may issue up to an additional 100,000 shares of VeriChip common stock;

•	declare, pay or set aside for payment any dividends or other distributions on any shares of its capital stock;

•	enter into, modify, or renew employment, consulting, severance or similar arrangements with any of its or its subsidiaries directors, officers or independent contractors, or grant any increase in employee compensation or benefits, other than as required by law, to satisfy certain existing contracts or in the ordinary course of business;

•	enter into, establish, adopt or modify any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare arrangements, or any trust agreements with respect to any of its or its subsidiaries’ directors, officers, employees or independent contractors;

•	sell, transfer, mortgage, lease, encumber, or otherwise dispose of or discontinue any material portion of its assets, businesses or properties;

•	acquire equity interests in, or assets of, other individuals, business entities, unincorporated organizations or governments in excess of $25,000 individually or $50,000 in the aggregate;

•	amend its charter or bylaws or the charter or bylaws of any of its subsidiaries;

•	implement or adopt any change in accounting principles, practices or methods, except as may be required by generally accepted accounting principles in the United States of America;

•	enter into, renew or terminate any material contract, or amend in any material respect, or waive any material right under, any existing material contracts, other than in the ordinary course of business;

•	settle any claims, actions, arbitrations, audits, hearings, investigations or suits, except for proceedings that involve solely money damages in an amount, individually and in the aggregate, of not more than $10,000 and which could not reasonably be expected to establish adverse precedent for subsequent settlements;

•	authorize or make any capital expenditures other than those disclosed in annual budgets or in amounts not exceeding $10,000 in the aggregate, or expenditures made through entering into capital leases;

•	make or change any tax election, change any annual tax accounting period, adopt or change any method of tax accounting, file any amended tax return, enter into any closing agreement, settle any tax claim or assessment, surrender or compromise any right to claim a tax refund, or consent to any extension or waiver of any applicable limitations period, other than as required by law or in the ordinary course of business;

•	incur any indebtedness for borrowed money;

•	assume, guarantee, endorse or otherwise become responsible for the obligations of others; or forgive or extinguish any indebtedness to itself or its subsidiaries for borrowed money or otherwise waive any rights under any agreement pursuant to which such indebtedness was incurred;

•	make any loans, advances or capital contributions to, or investment in, any other person; and

•	agree, commit to do, or adopt any resolutions of its board of directors in support of any action precluded by the preceding covenants.

Non-Solicitation

Until the effective time of the merger or the termination of the merger agreement, Steel Vault agrees that it will not, and it will not permit its subsidiaries or the officers, directors, employees, representatives, agents or affiliates of Steel Vault or its subsidiaries, to take any of the following actions, directly or indirectly:

•	initiate, solicit, encourage or otherwise facilitate (including by way of furnishing information or otherwise) any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, an acquisition proposal, as defined below;

•	enter into, maintain or continue discussions, or negotiate with any person or entity, in furtherance of such inquiries or to obtain an acquisition proposal; or

•	agree to, approve, recommend, or endorse any acquisition proposal, or resolve, agree or publicly propose to take any such action.

Steel Vault must promptly notify VeriChip of any such inquiries and proposals received by Steel Vault or any of its subsidiaries or representatives relating to any of such matters.

However, if, prior to the approval of the merger by Steel Vault’s stockholders, Steel Vault receives an unsolicited, written, bona fide acquisition proposal that its board of directors determines in good faith (after consultation with its financial advisors and outside counsel) constitutes, or could reasonably be expected to lead to, a superior proposal, as defined below, Steel Vault may provide access or furnish information with respect to it and its subsidiaries to, and may enter into discussions or negotiations with, the person or entity who has made (and not withdrawn) that acquisition proposal, if:

•	the acquisition proposal did not result from Steel Vault, its subsidiaries or its representatives, or the representatives of its subsidiaries, violating the restrictions relating to other negotiations set forth above;

•	prior to delivering or making available the non-public information or entering into discussions with the person or group making the acquisition proposal, Steel Vault receives from the person or group a customary confidentiality agreement; and

•	subject to the right of Steel Vault to withhold information where such disclosure would violate or prejudice the rights of its or its subsidiaries’ clients, jeopardize the attorney-client privilege of Steel Vault or its subsidiaries, or contravene any law or binding agreement entered into prior to the date of the merger agreement, Steel Vault promptly delivers the non-public information to VeriChip, if not previously provided, that it delivers or makes available to the person or group that has submitted the acquisition proposal.

Steel Vault shall, within one business day, notify VeriChip of the receipt of any acquisition proposal and the material terms and conditions thereof. Further, Steel Vault shall promptly keep VeriChip advised on a substantially-current basis of any developments relating to any such acquisition proposal.

In addition, Steel Vault shall not enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement constituting or related to, or which is intended to or is reasonably likely to lead to, any acquisition proposal.

An “acquisition proposal” is any offer or proposal regarding any of the following (other than the transactions contemplated by the merger agreement):

•	any merger, reorganization, consolidation, share exchange, recapitalization, business combination, liquidation, dissolution, or other similar transaction involving, or, an acquisition in any manner of, all or any significant portion of the assets, or any significant equity interest of, Steel Vault or any of its subsidiaries in a single transaction or series of related transactions, which could reasonably be expected to interfere with the completion of the merger; or

•	any tender offer or exchange offer for any outstanding shares of capital stock of Steel Vault or the filing of a registration statement under the Securities Act in connection therewith.

A “superior proposal” means a written offer made by a third party that the Steel Vault board reasonably determines to be bona fide and determines, in good faith and after consultation with its financial advisors and outside counsel, to be more favorable to holders of Steel Vault common stock, than the merger (taking into account all financial, regulatory, legal and other aspects of such offer and transaction, and any changes to the terms of the merger agreement proposed by VeriChip in response to such superior proposal or otherwise) and that, if consummated, would result in such third party:

•	acquiring, directly or indirectly, more than 50% of the voting power of Steel Vault common stock (or, in the case of a direct merger, the common stock of the resulting company); or

•	all or substantially all of the consolidated assets of Steel Vault and its subsidiaries for consideration consisting of cash and/or securities payable to holders of capital stock of Steel Vault.

Board Recommendations

The Steel Vault board of directors may withdraw or modify, in a manner adverse to VeriChip or VeriChip Acquisition Corp., its recommendation in favor of the merger proposal, or resolve, agree to take any such action (any such action, or such resolution or agreement to take such action, is referred to herein as an “adverse recommendation change”), if:

•	the Steel Vault board of directors receives an acquisition proposal that the Steel Vault board of directors determines, in good faith and after consultation with its outside counsel and financial advisors, does constitute, or could reasonably be expected to lead to, a superior proposal; or

•	the Steel Vault board of directors determines, in good faith and after consultation with its outside counsel, that its failure to change, withhold, withdraw, amend or modify its recommendation with respect to the merger would result in Steel Vault’s board’s breach of its fiduciary duties to the Steel Vault stockholders under applicable law;

provided, in each case, that Steel Vault shall provide VeriChip with no less than two business days’ notice of any expected adverse recommendation change prior to any such change.

The VeriChip board of directors may fail to make, or may withdraw or modify, its recommendation in favor of the proposal to issue VeriChip common stock in connection with the merger and to amend VeriChip’s second amended and restated certificate of incorporation to change its name, or fail to seek the requisite stockholder approval of such proposals, if it determines, in good faith and after consultation with outside counsel, that failure to so act would result in a breach by the VeriChip board of directors of its fiduciary duties to VeriChip’s stockholders under, applicable law, provided, that VeriChip shall provide Steel Vault with no less than two business days notice of such determination.

Director and Officer Indemnification

From the effective time of the merger, and for a period of not less than six years afterwards, VeriChip and the surviving corporation shall indemnify and hold harmless each current (as of the effective time) and former officer and director of Steel Vault and its subsidiaries against all claims, losses, liabilities, fines and reasonable fees, costs and expenses incurred in connection with any proceeding arising out of or pertaining to the fact that such officer or director is, or was at any time prior to the effective time, a director or officer of Steel Vault or its subsidiaries, pertaining to any matter existing or occurring at or prior to the effective time, to the same extent such directors and officers are indemnified or have the right to advancement of expenses as of the date of the merger agreement by Steel Vault, pursuant to the Steel Vault certificate of incorporation, bylaws and indemnification agreements, if any, in existence on the date of the merger agreement.

For a period of six years after the effective time of the merger, the surviving corporation shall maintain in effect a “tail policy” based on the current policies of directors’ and officers’ liability insurance maintained by Steel Vault with respect to claims arising from, or related to, facts or events which occurred at or before the effective time.

Steel Vault Stock Options

At the effective time of the merger, VeriChip will assume all the obligations of Steel Vault under the Steel Vault stock option plans, each outstanding Steel Vault stock option and the agreements evidencing the stock option grants. Within thirty days after the effective time, VeriChip will file a registration statement on Form S-8 with respect to the shares of VeriChip common stock subject to such stock options (other than options held by persons who are not employees of Steel Vault at the effective time) resulting from the conversion of Steel Vault stock options and will use its reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such stock options remain outstanding.

Board of Directors of VeriChip Following the Merger

Immediately following the effective time of the merger, the board of directors of VeriChip will consist of five members with four individuals designated by VeriChip and one individual designated by Steel Vault. Because the VeriChip board of directors currently consists of five individuals, it is anticipated that one of the members of the then-current VeriChip board of directors will resign from the VeriChip board of directors and/or will no longer continue to serve as a director.

Conditions to Completion of the Merger

The obligations of VeriChip, Steel Vault and VeriChip Acquisition Corp. to consummate the transactions contemplated by the merger agreement are subject to the satisfaction or written waiver by VeriChip and Steel Vault, at or prior to the effective time of the merger, of each of the following conditions:

•	no governmental entity will have issued a temporary restraining order, preliminary or permanent injunction or other order preventing the merger;

•	no governmental entity will have enacted or issued any law, regulation or order that is in effect and has the effect of making the merger illegal or otherwise prohibiting the closing;

•	VeriChip’s registration statement, of which this joint proxy statement/prospectus is a part, must be effective, no stop order suspending its effectiveness may be in effect, and no proceeding for that purpose shall have been initiated or threatened in writing by the SEC;

•	the shares of VeriChip common stock to be issued in the merger must be approved for listing on the Nasdaq Capital Market, subject to official notice of issuance;

•	the merger agreement must be approved and adopted by the holders of a majority of the outstanding shares of Steel Vault common stock entitled to vote at the special meeting;

•	the issuance of the shares of VeriChip common stock to be issued in connection with the merger must be approved by the holders of a majority of the total shares of VeriChip common stock cast at the special and annual meeting;

•	VeriChip and Steel Vault must receive a tax opinion substantially to the effect that the transactions contemplated by the merger agreement should qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;

•	all required consents and approvals must be obtained, unless the failure to obtain any such consent or approval is not reasonably likely to have, individually or in the aggregate, a material adverse effect on VeriChip or Steel Vault or to materially adversely affect the consummation of the merger;

•	the representations and warranties of each party in the merger agreement must be true and correct, subject to various qualifications;

•	the parties must have complied in all material respects with their respective agreements and covenants in the merger agreement;

•	the parties must each receive a written fairness opinion from their respective investment banking firms; and

•	VeriChip must receive letters of resignation necessary to cause the VeriChip board of directors to be constituted as provided in the merger agreement, and Steel Vault must provide to VeriChip the name of the individual designated by Steel Vault to serve on the board of directors of VeriChip.

Steel Vault’s obligations to consummate the transactions contemplated by the merger agreement are subject to the satisfaction or written waiver by Steel Vault, at or prior to the effective time, of each of the following additional conditions:

•	the representations and warranties of VeriChip and VeriChip Acquisition Corp. contained in the merger agreement that are qualified by materiality or material adverse effect or any similar standard or qualification, must be true and correct as of the date of the merger agreement and as of the date of effective time of the merger (except that those representations and warranties which address matters only as of a particular date shall remain true and correct only as of such date), and those representations and warranties of VeriChip and VeriChip Acquisition Co. that are not so qualified must be correct and complete in all material respects as of the date of the merger agreement and as of the date of effective time of the merger (except that those representations and warranties which address matters only as of a particular date shall remain true and correct only as of such date);

•	notwithstanding the first bullet point, the representations and warranties of VeriChip and VeriChip Acquisition Corp. regarding VeriChip’s capital stock (subject to de minimis deviations) and the absence of any event, occurrence, development or state of circumstances or facts which has had, or is reasonably likely to have, a material adverse effect on VeriChip and any of its subsidiaries since June 30, 2009, must be true and correct as of the date of the merger agreement and as of the date of effective time of the merger;

•	Steel Vault must have received a certificate from a senior executive officer of VeriChip certifying the accuracy of the representations and warranties;

•	VeriChip and VeriChip Acquisition Corp. must have complied in all material respects with its respective agreements and covenants in the merger agreement;

•	Steel Vault must have received a written fairness opinion from its investment banking firm; and

•	VeriChip must have received letters of resignation necessary to cause the VeriChip board of directors to be constituted as provided in the merger agreement; provided, however, that Steel Vault shall have provided to VeriChip the name of the individual designated by Steel Vault.

VeriChip’s and VeriChip Acquisition Corp.’s obligations to consummate the transactions contemplated by the merger agreement are subject to the satisfaction or written waiver by VeriChip of each of the following additional conditions:

•	the representations and warranties of Steel Vault contained in the merger agreement with qualifications and exceptions relating to materiality or material adverse effect or any similar standard or qualification, must be true and correct as of the date of the merger agreement and as of the effective time of the merger (except that those representations and warranties which address matters only as of a particular date shall remain true and correct only as of such date), and those representations and warranties of VeriChip and VeriChip Acquisition Co. that are not so qualified must be correct and complete in all material respects as of the date of the merger agreement and as of the date of effective time of the merger (except that those representations and warranties which address matters only as of a particular date shall remain true and correct only as of such date);

•	notwithstanding the first bullet point, the representations and warranties of Steel Vault regarding Steel Vault’s capital stock (subject to de minimis deviations) and the absence of any event, occurrence, development or state of circumstances or facts which has had, or is reasonably likely to have, a material adverse effect on Steel Vault and any of its subsidiaries since June 30, 2009 must be true and correct as of the date of the merger agreement and as of the effective time of the merger;

•	VeriChip must have received a certificate from a senior executive officer of Steel Vault certifying the accuracy of the representations and warranties;

•	Steel Vault must have complied in all material respects with its respective agreements and covenants in the merger agreement;

•	VeriChip must have received a written fairness opinion from its investment banking firm; and

•	Steel Vault must cause that certain secured convertible promissory note, dated March 20, 2009, given by Steel Vault to Blue Moon Energy Partners LLC, to be amended on terms reasonably acceptable to VeriChip, to eliminate the convertible feature of such note.

A “material adverse effect” means, with respect to VeriChip, Steel Vault, or the surviving corporation, respectively, any change, effect, event or occurrence that, individually or in the aggregate, has a material adverse effect on the financial position, results of operations, assets, properties, business, or prospects of VeriChip and its subsidiaries, taken as a whole, Steel Vault and its subsidiaries, taken as a whole, or the surviving corporation and its subsidiaries, taken as a whole, as the case may be; provided that “material adverse effect” shall not be deemed to include the effects of:

•	any change in the trading prices of Steel Vault common stock or VeriChip common stock between the date of the merger agreement and the effective time of the merger;

•	any changes in GAAP that affect generally entities such as VeriChip or Steel Vault;

•	financial, banking or securities markets in general (including any disruption in such markets and any decline in the price of any security or any market index);

•	general business or economic conditions, or general changes or developments, affecting the industries in which VeriChip or Steel Vault operate or areas where VeriChip or Steel Vault do business, directly or through its subsidiaries, except to the extent that any such change has a disproportionate impact on VeriChip or its subsidiaries or Steel Vault or its subsidiaries; or

•	the of the merger agreement or the consummation of the transactions contemplated by the merger agreement, including compliance with the covenants set forth in the merger agreement, or any action taken or omitted to be taken by (x) Steel Vault at the written request, or with the prior written consent, of VeriChip or VeriChip Acquisition Corp., or (y) VeriChip or VeriChip Acquisition Corp. at the written request, or with the prior written consent, of Steel Vault.

Termination

The merger agreement may be terminated, and the merger may be abandoned at any time prior to the effective time of the merger, whether before or after requisite approval by Steel Vault’s stockholders and VeriChip’s stockholders:

•	by the mutual consent of VeriChip and Steel Vault;

•	by VeriChip or Steel Vault in the event of either: (1) a breach by the other party of any representation or warranty contained in the merger agreement, which breach cannot be or has not been cured within 15 days after the giving of written notice to the breaching party of such breach, or (2) a breach by the other party of any of the covenants or agreements in the merger agreement, which breach cannot be or has not been cured within 15 days after the giving of written notice to the breaching party of such breach and which breach, in each case, is reasonably likely, individually or in the aggregate, to have a material adverse effect on the breaching party or the surviving corporation;

•	at any time prior to the effective time of the merger, by VeriChip or Steel Vault in the event that the merger is not consummated by December 31, 2009, or such later date as Steel Vault and VeriChip may mutually agree in writing, except to the extent that the failure of the merger then to be consummated arises out of, or results from, the knowing action or inaction of the party seeking to terminate under the circumstances set forth in this bullet point;

•	by Steel Vault or VeriChip in the event that (1) the approval of any governmental authority required for consummation of the merger and the other transactions contemplated by the merger agreement shall have been denied by final nonappealable action of such governmental authority, or such governmental authority shall have requested the permanent withdrawal of any application therefor, provided, however, that the party seeking to terminate the merger agreement pursuant to the circumstances outlined in this bullet point shall have used commercially reasonable efforts to prevent the entry of, and to remove, such restraint, (2) the requisite stockholder approval is not obtained at the Steel Vault special meeting or at any adjournment or postponement thereof or (3) the requisite stockholder approval is not obtained at the VeriChip special and annual meeting or at any adjournment or postponement thereof;

•	by Steel Vault prior to obtaining the requisite stockholder vote in the event that Steel Vault receives and accepts a superior proposal;

•	by VeriChip in the event that an adverse recommendation change by Steel Vault has occurred (other than an adverse recommendation change by Steel Vault occurring as a result of a VeriChip material adverse effect);

•	by Steel Vault in the event that an adverse recommendation change by VeriChip has occurred (other than an adverse recommendation change by VeriChip occurring as a result of a Steel Vault material adverse effect);

•	by VeriChip in the event that a willful and material breach by Steel Vault of its non-solicitation obligations under the merger agreement has occurred and such breach leads to the making of a superior proposal; and

•	by Steel Vault in the event that VeriChip receives and accepts an acquisition proposal with respect to VeriChip.

Fees and Expenses of the Merger

All fees and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring such expenses, whether or not the merger is consummated; provided, however, that VeriChip will pay (i) all fees and expenses, other than attorneys’, accountants’, financial advisors’ and consultants’ fees and expenses, which will be paid by the party incurring such fees and expenses, incurred in relation to the printing and filing with the SEC of this joint proxy statement/prospectus (including any preliminary materials related thereto) and this registration statement (including financial statements and exhibits) and any amendments or supplements thereto and (ii) the filing fee(s) for this registration statement.

VeriChip has agreed to reimburse Steel Vault for all the transaction fees and expenses incurred by Steel Vault, up to a maximum of $200,000, if the merger agreement is terminated by Steel Vault (i) because of a breach by VeriChip of any representation or warranty or covenant or agreement in the merger agreement, subject to certain cure periods, that is reasonably likely, individually or in the aggregate, to have a material adverse effect on VeriChip or the surviving corporation, (ii) in the event that an adverse recommendation change by VeriChip has occurred (other than an adverse recommendation change by VeriChip occurring as a result of a Steel Vault material adverse effect), or (iii) in the event that VeriChip receives and accepts an acquisition proposal with respect to VeriChip.

Steel Vault has agreed to reimburse VeriChip for all the transaction fees and expenses incurred by VeriChip, up to a maximum of $200,000, if the merger agreement is terminated by (i) VeriChip because of a breach by Steel Vault of any representation or warranty or covenant or agreement in the merger agreement, subject to certain cure periods, that is reasonably likely, individually or in the aggregate, to have a material adverse effect on Steel Vault or the surviving corporation, (ii) VeriChip in the event that an adverse recommendation change has occurred (other than an adverse recommendation change occurring as a result of a VeriChip material adverse effect), (iii) VeriChip in the event that a willful and material breach by Steel Vault of its non-solicitation obligations under the merger agreement has occurred and such breach leads to the making of a superior proposal, or (iv) Steel Vault prior to obtaining the requisite vote by Steel Vault’s stockholders in the event that Steel Vault receives and accepts a superior proposal.

Amendment and Waiver

Prior to the effective time of the merger, any provision of the merger agreement may be (i) waived by the party benefited by the provision, or (ii) amended or modified at any time by written agreement among VeriChip, Steel Vault and VeriChip Acquisition Corp., approved or authorized by their respective boards of directors and executed in the same manner as the merger agreement. However, after approval of the merger by Steel Vault’s stockholders and VeriChip’s stockholders, no amendment may be made that, under applicable law, requires further approval of these stockholders, without obtaining such required further approval.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA
REFLECTING THE MERGER

In accordance with the merger agreement, VeriChip plans to acquire all of the outstanding common shares of Steel Vault at an exchange ratio of 0.5 shares of VeriChip common stock for every share of Steel Vault common stock outstanding. No fractional shares of VeriChip common stock will be issued in connection with the merger. Instead, VeriChip will make a cash payment to each Steel Vault stockholder who would otherwise receive a fractional share. All outstanding options and warrants will be exchanged at the same ratio (one share of Steel Vault common stock to 0.5 shares of VeriChip common stock). The impact to the pro forma balances of cash and equity resulting from the fractional shares has not been considered in the accompanying unaudited pro forma condensed combined financial data. In addition, the pro forma balances do not include adjustments relating to the $10.0 million financing arrangement between VeriChip and Optimus nor the potential dilutions resulting from such transaction.

The following unaudited pro forma condensed combined financial statements are based on the historical consolidated financial statements of VeriChip after giving effect to VeriChip’s acquisition of the shares of common stock currently held by the stockholders of Steel Vault, using the acquisition method of accounting and applying the assumptions and adjustments described in the accompanying notes.

The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2009 and the year ended December 31, 2008 are presented as if the acquisition had occurred on January 1, 2009 and 2008, respectively. The unaudited pro forma condensed combined balance sheet is presented as if the acquisition had occurred on June 30, 2009. You should read this information in conjunction with the:

•	accompanying notes to the unaudited pro forma condensed combined financial statements included in this joint proxy statement/prospectus beginning on page 107;

•	separate unaudited historical financial statements of VeriChip as of and for the six month period ended June 30, 2009, included in this joint proxy statement/prospectus beginning on page FS-2, and audited historical financial statements of VeriChip as of and for the year ended December 31, 2008, included in this joint proxy statement/prospectus beginning on page FS-18; and

•	separate unaudited historical financial statements of Steel Vault as of and for the nine month period ended June 30, 2009, included in this joint proxy statement/prospectus beginning on page FS-46, and audited historical financial statements of Steel Vault as of and for the year ended September 30, 2008, included in this joint proxy statement/prospectus beginning on page FS-59.

The historical financial information related to the results of Steel Vault for the twelve months ended December 31, 2008 is represented on a calendar year basis, i.e. fiscal year September 30, 2008 less the quarter ended December 31, 2007 plus the quarter ended December 31, 2008. The historical financial information related to the results of Steel Vault for the six months ended June 30, 2009 were derived from the sum of the quarters ended March 31, 2009 and June 30, 2009.

The pro forma information presented is for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have been realized if the merger had been completed on the dates indicated, nor is it indicative of future operating results or financial position. The pro forma adjustments are based upon available information and certain assumptions that VeriChip believes are reasonable and do not take into account anticipated operating efficiencies, cost savings or restructuring costs resulting from the merger.

Pursuant to the acquisition method of accounting, the total estimated purchase price has been preliminarily allocated to the assets acquired and liabilities assumed based on an allocation of their respective fair values at June 30, 2009. Any differences between the fair value of the total consideration issued and the fair value of the tangible and intangible assets acquired and liabilities assumed will be recorded as goodwill. Since these unaudited pro forma condensed combined financial statements have been prepared based on preliminary estimates of fair values attributable to the merger, the actual amounts recorded for the merger may differ materially from the information presented. VeriChip’s management has determined the preliminary fair value of the intangible assets at the pro forma condensed combined balance sheet date of June 30, 2009. These allocations are subject to change pending further review of the fair value of the assets acquired and liabilities assumed, as well as the impact of potential restructuring activities and actual transaction costs. Additionally, the fair value of the tangible and intangible assets acquired and liabilities assumed may be materially impacted by the results of Steel Vault’s operations up to the closing date of the merger.

Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet
(as of June 30, 2009)

	VeriChip	Steel Vault	Proforma		Proforma
	Historical	Historical	Adjustments		Combined

ASSETS
Current Assets:
Cash	$1,165	$505	$—		$1,670
Restricted cash	4,434	—	—		4,434
Prepaid expenses and other current assets	232	176	(4	)(2)	—
			(13	)(3)	391

Total Current Assets	5,831	681	(17)		6,495
Equipment, net of accumulated depreciation	30	95	—		125
Goodwill and other intangibles		538	5,410	(1)	5,948
Investment in Steel Vault	62	—	(62	)(2)	—
Note receivable from Steel Vault	468	—	(468	)(2)	—
Other assets	—	19	—		19

	$6,391	$1,333	$4,863		$12,587

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$251	$326	$—		$577
Accrued expenses and other current liabilities			(13	)(3)
	948	483	300	(4)	1,718
Note payable to VeriChip Corporation, current portion	—	472	(472	)(2)	—
Deferred revenue	—	111	—		111

Total Current Liabilities	1,199	1,392	(185)		2,406
Senior Note	—	163	—		163

Total Liabilities	1,199	1,555	(185)		2,569

Stockholders’ Equity:
Capital stock:
Preferred stock, Authorized 5,000 shares of $.001 par value; no shares issued or outstanding	—	—	—		—
Common stock, Authorized 40,000 shares, of $.01 par value; issued and outstanding 18,303 shares at June 30, 2009	137	87	(87	)(1)	137
Additional paid-in capital			2,020	(1)
			3,130	(1)
			(7,268	)(1)
	44,996	7,268			50,146
Accumulated deficit			7,577	(1)
	(39,965)	(7,577)	(300	)(4)	(40,265)
Accumulated other comprehensive loss	24	—	(24	)(2)	—

Total Stockholders’ Equity (Deficit)	5,192	(222)	5,048	(1)	10,018

	$6,391	$1,333	$4,863		$12,587

See notes to pro forma financial data in footnote 2.

Unaudited Pro Forma Condensed Combined Consolidated Statement of Operations
(Year Ended December 31, 2008)

			Proforma		Proforma
	VeriChip	Steel Vault	Adjustments		Combined
	(In thousands, except per share data)

Total revenue	$43	$16			$59
Total cost of products and services	275	7			282

Gross profit	(232)	9			(223)
Selling, general and administrative	(19,775)	(1,058)	$(1,500	)(3)(4)	(22,333)
Research and development	(712)				(712)
Other income	7,997	12			8,009
Loss on sale of marketable equity securities		(430)			(430)
Interest and other expense	(1,213)				(1,213)

Loss from continuing operations	$(13,935)	$(1,467)	$(1,500)		$(16,902)

Net loss per common share from continuing operations — basic and diluted	$(1.31)	(0.27)			$(1.10)

Weighted average number of common shares outstanding: Basic and diluted	10,597	5,357 (7)	4,816	(6)	15,413

See notes to pro forma financial data in footnote 2.

Unaudited Pro Forma Condensed Combined Consolidated Statement of Operations
(Six-Months Ended June 30, 2009)

			Proforma		Proforma
	VeriChip	Steel Vault	Adjustments		Combined

Revenue	$57	$401			$458
COGS	(19)	(227)			(246)

Gross profit (loss)	38	174			212
Operating expenses	(2,304)	(2,054)	$(750	)(3)(5)	(5,108)
Interest (expense) income, net	24	(37)			(13)
Gain on sale of Xmark Corporation	4,384	—			4,384

Net loss	$2,142	$(1,917)	$(750)		$(525)

Net income (loss) per common share from continuing operations — basic	$0.18	$(0.22)			$(0.03)

Net income (loss) per common share from continuing operations — diluted	$0.17	$(0.22)			$(0.03)

Weighted average number of common shares outstanding: basic	12,240	8,556 (9)	4,816	(6)	17,056

Weighted average number of common shares outstanding: diluted	12,563	8,556 (9)	4,493	(6)(8)	17,056

See notes to pro forma financial data in footnote 2.

1.	Basis of Pro Forma Presentation

On September 4, 2009, VeriChip and Steel Vault entered into a definitive merger agreement in a transaction to be accounted for using the acquisition method of accounting with VeriChip as the purchaser. Per the terms of the merger agreement, each share of Steel Vault common stock then outstanding will be canceled and automatically converted into the right to receive 0.5 shares of VeriChip common stock. Each outstanding stock option and warrant to purchase shares of Steel Vault common stock issued by Steel Vault will be converted into an option to purchase that number of shares of VeriChip common stock determined by multiplying the number of shares of Steel Vault common stock subject to such Steel Vault stock option or warrant by 0.5, at an exercise price per share of VeriChip common stock equal to the exercise price per share of such Steel Vault stock option or warrant divided by 0.5, rounded up to the nearest whole cent. Any fractional shares will be rounded up to the nearest whole number of shares. Warrants previously issued by Steel Vault to VeriChip will be cancelled as part of the merger transaction.

The total number of shares of VeriChip common stock issuable as merger consideration is subject to adjustment if, after the date of the merger agreement, but prior to the effective time of the merger, the shares of issued and outstanding VeriChip common stock increase, decrease or change into, or are exchanged for, a different kind or number of securities, to provide the holders of Steel Vault common stock the same economic effect as contemplated by the merger agreement prior to such event. No fractional shares of VeriChip common stock will be issued in connection with the merger. Instead, VeriChip will make a cash payment to each Steel Vault stockholder who would otherwise receive a fractional share. The impact to the pro forma balances of cash and equity resulting from the fractional shares has not been considered in the accompanying unaudited pro forma condensed combined financial data. In addition, the pro forma balances do not include adjustments relating to the $10.0 million financing arrangement between VeriChip and Optimus nor the potential dilutions resulting from such transaction. The total estimated purchase price of approximately $4.7 million is comprised of an estimated 4.8 million shares of VeriChip common stock, and the fair value of the assumed outstanding Steel Vault stock options and warrants.

The unaudited pro forma condensed combined balance sheet is presented to give effect to the merger as if the transaction had been consummated on June 30, 2009. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2009 and for the year ended December 31, 2008 are presented as if the transaction had been consummated on January 1, 2009 and 2008, respectively. The unaudited pro forma condensed combined balance sheet provides for the issuance of approximately 4.8 million VeriChip common shares, based upon a fixed common stock exchange ratio of 0.5 VeriChip common shares for each outstanding share of Steel Vault common stock of June 30, 2009. The actual number of VeriChip common shares to be issued will be determined based on the actual number of shares of Steel Vault common stock outstanding at the closing date of the merger. Under the acquisition method of accounting, the fair value of the total consideration was determined using VeriChip’s closing stock price on September 3, 2009, the day before the merger agreement was signed.

VeriChip will assume approximately 8.1 million options and warrants of Steel Vault to purchase the equivalent of approximately 4.1 million VeriChip common shares at a weighted average exercise price of $0.61. The fair value of options and warrants to be assumed was estimated using the Black Scholes valuation model and a share price of $0.65 per share, which represents the volume weighted average price of VeriChip’s common stock beginning two trading days before to two trading days after September 4, 2009, the date on which the Merger Agreement was signed. The actual number of Steel Vault options and warrants to be assumed will be determined based on the actual number of Steel Vault options and warrants outstanding as the closing date.

The note receivable from Steel Vault will no longer be required to be repaid pursuant to the terms of the merger, thereby reducing the liabilities of Steel Vault and increasing the investment by VeriChip in Steel Vault.

The total estimated purchase price of the merger is as follows (in thousands):

Fair value of VeriChip common stock to be issued	$3,130
Estimated fair value of stock options and warrants assumed	2,020
Note receivable inclusive of interest contributed and investment balance net of other comprehensive gain	510
Less assets acquired	(250)

Total estimated purchase price	$5,410

Preliminary Estimated Purchase Price Allocation

The preliminary allocation of the purchase price to Steel Vault’s tangible and intangible assets acquired and liabilities assumed was based on their estimated fair values as of September 4, 2009. VeriChip has estimated the fair value of tangible assets, goodwill and intangible assets, assumed. Some of these estimates are subject to change. These estimates are based on a preliminary valuation and are subject to further review by VeriChip, which may result in material adjustments at the closing date of the merger and thereafter during the purchase price allocation period. Furthermore, the fair values of the tangible and intangible assets acquired may be affected and materially changed by the results of Steel Vault’s operations up to the closing date of the merger.

2.	Pro Forma Adjustments

The following pro forma adjustments are included in the unaudited pro forma condensed combined balance sheet:

(1) Purchase price allocation to goodwill and other intangible assets.

(2) Elimination of intercompany debt and intercompany transactions.

(3) Includes estimated transaction costs related to the merger of $0.3 million.

(4) Amortization of customer lists over its one year estimated life.

(5) Amortization of customer lists over six month period.

(6) The pro forma number of shares used in per share calculations reflects the weighted average of VeriChip common shares for each period presented, adjusted to reflect the common stock exchange ratio of 0.5 VeriChip common shares for each outstanding share of Steel Vault common stock. The pro forma number of shares used in per share calculations does not reflect the dilutive VeriChip securities, or the Steel Vault securities as assumed by VeriChip common shares for each period presented, adjusted to reflect the common stock exchange ratio of 0.5 VeriChip common shares for each outstanding VeriChip share of Steel Vault common stock, as it would be anti-dilutive to the proforma condensed combined loss from continuing operations and/or net loss.

(7) The pro forma number of shares in per share calculations reflect the weighted average shares calculated from January 1, 2008 to December 31, 2008.

(8) Reversal of VeriChip 323 dilutive shares as they would be anti-dilutive.

(9) The pro forma number of shares in per share calculations reflect the weighted average shares calculated from January 1, 2009 to June 30, 2009.

(10) The proforma adjustments does not include the stock based compensation charge of $0.1 million due to the accelerated vesting of the Steel Vault options due to a change of control.

DESCRIPTION OF VERICHIP’S BUSINESS

Overview

VeriChip was formed as a Delaware corporation by Digital Angel, in November 2001. In January 2002, VeriChip began its efforts to create a market for radio frequency identification, or RFID, systems that utilize its human implantable microchip. On February 14, 2007, VeriChip completed its initial public offering in which VeriChip sold 3,100,000 shares of its common stock at $6.50 per share.

On July 18, 2008, VeriChip completed the sale of all of the outstanding capital stock of Xmark Corporation, its then wholly-owned Canadian subsidiary, or Xmark, which was principally all of its operations, to Stanley Canada Corporation, a wholly-owned subsidiary of The Stanley Works. The sale transaction was closed for $47.9 million in cash, which consisted of the $45 million purchase price plus a balance sheet adjustment of $2.9 million. Under the terms of the stock purchase agreement, $4.5 million of the proceeds were held in escrow for a period of 12 months to provide for indemnification obligations under the stock purchase agreement, if any. As a result, VeriChip recorded a gain on the sale of Xmark of $6.2 million, with $4.5 million of that gain deferred until the escrow was settled. The Xmark business included all of the operations of VeriChip’s previously reported healthcare security and industrial segments. The financial position, results of operations and cash flows of Xmark have been reclassified as discontinued operations.

During the quarter ended June 30, 2009, VeriChip finalized the process related to the indemnification obligations supported by the $4.5 million escrow. On July 20, 2009, VeriChip received $4.4 million of the previously escrowed funds, which was net of a $115,000 payment to Stanley Canada as the final settlement of the final balance sheet adjustment. As a result, VeriChip recognized a $4.4 million previously deferred gain in its statement of operations for the three and six months ended June 30, 2009.

Following the completion of the sale of Xmark to Stanley Canada, VeriChip retired all of its outstanding debt for a combined payment of $13.5 million and settled all contractual payments to Xmark’s and VeriChip’s officers and management for $9.1 million. On August 28, 2008, VeriChip paid a special dividend to stockholders’ of $15.8 million.

VeriChip’s principal executive offices are located at 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445. VeriChip’s telephone number is (561) 805-8008.

VeriMed, VeriChip, and VeriTrace are VeriChip’s trademarks. This joint proxy statement/prospectus contains trademarks and trade names of other organizations and corporations.

Overview

VeriChip has historically developed, marketed and sold radio frequency identification, frequently referred to as RFID, systems used for the identification of people in the healthcare market. VeriChip is currently focused on the development of its Health Link personal health record business, the development of the virus triage detection system and the in vivo glucose-sensing RFID microchip, as well as the development of other sensor applications, and is considering and will review other strategic opportunities. VeriChip’s original business, the VeriMed Health Link system, formerly known as the VeriMed patient identification system, uses an implantable passive RFID microchip that is used in patient identification applications. Each implantable microchip contains a unique verification number that is read when it is scanned by VeriChip’s scanner. In October 2004, the U.S. Food and Drug Administration, or FDA, cleared its VeriMed Health Link system for use in medical applications in the United States. As of September 25, 2009, VeriChip has generated nominal revenue from sales of its Health Link system. The key components of the Health Link system are a passive microchip, which is approximately the size of a grain of rice, a fixed location or a wireless handheld scanner used to read the 16-digit identification number contained on the microchip, and a secure, web-enabled database containing a patients’ personal health record.

In September 2009, VeriChip was granted an exclusive license to certain patents owned by its development partner, Receptors LLC, or Receptors, including Patent No. 7,504,364 titled “Methods of Making Arrays and Artificial Receptors” and Patent No. 7,469,076 “Sensors Employing Combinatorial Artificial

Receptors,” in the application of such patents to the development of the virus triage detection system for the H1N1 virus. The virus triage detection system, based on Receptors’ patented AFFINITY by DESIGN™ CARA™ platform, is intended to initially provide two levels of identification. Once developed, utilizing a simple test tube or strip device format that can be combined with an inexpensive reader, it is expected that the first level will prep the sample and identify the agent as a flu or non-flu virus, and the second level will sub-type (e.g. H1N1) classify the flu virus and alert the user to the presence of pandemic threat viruses. VeriChip believes the influenza triage diagnostic system will be scalable and will be able to be adapted to identify new strains of influenza and other viruses as they evolve, giving the virus triage detection system value for future testing applications in healthcare.

On September 29, 2009, VeriChip entered into a definitive agreement for an up to $10,000,000 investment arrangement with Optimus Technology Capital Partners, LLC, or Optimus, as more fully described in proposal 6. VeriChip expects to use either cash on hand or a portion of the proceeds to fund its development programs with Receptors to develop a virus triage detection system for the H1N1 virus and an in vivo glucose-sensing RFID microchip, as more fully described in the “Recent Developments” section of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Verichip.” VeriChip will use the remainder of any such funds for working capital and general corporate purposes. Under the financing arrangement, VeriChip may issue convertible preferred shares from time to time in multiple tranches. The preferred stock will accrue a 10% in kind dividend and provides an option for VeriChip to prepay with a make-whole premium. The tranches will be convertible into restricted common stock at the market price on the date of each tranche. In conjunction with the financing, R & R Consulting Partners, LLC, which is controlled by Mr. Silverman, agreed to enter into one or more stock loan agreements with Optimus to facilitate the transaction.

Upon consummation of the merger, the new combined company will be called PositiveID Corporation and will offer identification tools and technologies for consumers and businesses. The companies believe that the formation of PositiveID Corporation represents the convergence of a pioneer in personal health records, VeriChip, with a leader in the identity security space, Steel Vault, which is focused on access and security of a consumer’s critical data. The companies believe that joining personal health records and identity security solutions provides a solid foundation for organic growth and a strong, flexible platform for future offers. Following the merger and in execution of its combined PositiveID business plan, management does not plan to allocate significant capital to the growth of the implantable microchip business.

Industry Overview

RFID and the Healthcare Industry

VeriChip believes that RFID technology may be used to address the need of emergency room personnel and other first responder medical practitioners to identify uncommunicative patients and rapidly access their personal health records, and VeriChip believes that use of such technology has the potential to improve patient care, enhance productivity and lower costs. The IDTechEx report refers to a study performed by the U.S. Institute of Medicine that estimated that preventable medical errors in the United States cause between 44,000 and 98,000 deaths each year, due in part to mistaken patient identification and lack of information on a patient’s medical history, and results in losses, other than the loss of human life, of $17 billion to $29 billion annually. These losses include the expense of additional care needed because of mistakes, disability, and lost productivity and income. One factor that can contribute to the occurrence of preventable medical errors is the inability to identify a patient and/or access his or her health records. Recognizing the problem of patient identification and access to medical records, the United States government is currently attempting to address certain inefficiencies in the healthcare system related to information technology. In particular, the current administration has developed a plan to move, in the next five years, toward broad adoption of standards-based electronic health information systems, including the computerization of the nation’s health records.

VeriChip’s Health Link System

VeriChip’s Health Link system is designed to rapidly and accurately identify people who are unconscious, confused or unable to communicate at the time of medical treatment, for example, upon arrival at a hospital emergency room. VeriChip’s Health Link system provides emergency room physicians and staff who use its scanner, linking a patient to the Health Link Registry to have access to patient pre-approved information, including the patient’s name, primary care physician, emergency contact information, advance directives and, if the patient elects, other pertinent data, such as personal health records. In addition, VeriChip believes that its wireless handheld scanner could make the Health Link system an important identification tool for EMTs and other emergency personnel outside the hospital emergency room setting. The components of VeriChip’s system include:

•	a glass-encapsulated microchip-equipped transponder, antenna, and capacitor;

•	a fixed location, or a wireless handheld, scanner; and

•	a secure, web-enabled personal health record containing patient-approved information.

Following the merger, PositiveID intends to market the Health Link personal health record with multiple means of access, which may or may not include use of the implantable microchip, the VeriChip.

The microchip used in the Health Link system is a passive RFID microchip, approximately the size of a grain of rice, which is implanted under the skin in a patient’s upper right arm under the supervision of a physician. The capsule is coated with a polymer, BioBondTM to form adherence to human tissue, thereby preventing migration in the body. Each microchip contains a unique 16-digit identification number. The identification number can be read by one of VeriChip’s handheld scanners. When the scanner is placed within a few inches of the microchip, a small amount of radio frequency energy passes from the scanner, energizing the dormant microchip, which then emits a radio frequency signal transmitting the identification number. With that identification number, emergency room personnel or EMTs can securely obtain from VeriChip’s or a third party’s database the patient’s pre-approved information, including the patient’s name, primary care physician, emergency contact information, advance directives and, if the patient elects, other pertinent data, such as personal health records.

Patients using the Health Link system are responsible for inputting all of his or her information into VeriChip’s database, including personal health records, as physicians offices are not yet typically involved in this process — primarily because of liability concerns and because they are not generally paid for this service.

An individual implanted with VeriChip’s microchip whose information is included in its database may grant access to such information to any of the following categories of persons, at the sole discretion of the patient:

•	public safety personnel, including local police, fire and rescue workers;

•	emergency medical personnel, including EMTs and paramedics;

•	medical facilities, including hospitals, urgent care centers and physician offices; and

•	law enforcement personnel, including sheriff’s departments, state police and the FBI.

Unless a patient decides otherwise, such persons will have read-only access to a patient’s information.

There are a number of risks associated with VeriChip’s VeriMed business, including without limitation:

•	uncertainty as to whether a market for the Health Link system will develop and whether VeriChip will be able to generate more than a nominal level of revenue from the sale of such systems;

•	uncertainty as to the future availability of insurance reimbursement for the microchip implant procedure from government and private insurers; and

•	possible third-party claims asserting that VeriChip holds no rights for the use of the implantable microchip technology and are violating the third party’s intellectual property rights. If such a claim were successful, VeriChip could be enjoined from marketing this technology and could be required to pay substantial damages.

As of September 25, 2009, 616 people have received VeriChip’s VeriMed microchip and have enrolled in the VeriMed patient registry. VeriChip attributes the modest number of people who have undergone the microchip implant procedure to a number of factors:

•	A lack of direct to consumer advertising to educate the patient population to the benefits of the Health Link system.

•	Many people who fit the profile for which the Health Link system was designed may not be willing to have a microchip implanted in their upper right arms.

•	Physicians may be reluctant to discuss the implant procedure with their patients until a greater number of hospital emergency rooms have adopted the Health Link system as part of their standard protocol.

•	The media has from time to time reported, and may continue to report, on the Health Link system in an unfavorable and, on occasion, an inaccurate manner. For example, there have been articles published asserting, despite at least one study to the contrary, that the implanted microchip is not MRI compatible. There have also been articles published asserting, despite numerous studies to the contrary, that the implanted microchip causes malignant tumor formation in animals.

•	Privacy concerns may influence individuals to refrain from undergoing the implant procedure or dissuade physicians from recommending the Health Link system to their patients. Misperceptions that a microchip-implanted person can be “tracked” and that the microchip itself contains a person’s basic information and personal health records may contribute to such concerns.

•	Misperceptions and/or negative publicity may prompt legislative or administrative efforts by politicians or groups opposed to the development and use of human-implantable RFID microchips. The Pennsylvania legislature is considering a law addressing implantable chips and consumer privacy concerns. The states of Wisconsin, California, Oklahoma and North Dakota have adopted laws prohibiting chip implantation without the recipient’s prior consent. While VeriChip supports all pending and enacted legislation that would preclude anything other than voluntary implantation, legislative bodies or government agencies may determine to go further, and their actions may have the effect, directly or indirectly, of delaying, limiting or preventing the use of human-implantable RFID microchips or the sale, manufacture or use of RFID systems utilizing such microchips.

•	The cost of the microchip implant procedure is not covered by Medicare, Medicaid or private health insurance.

•	No studies to assess the impact of the Health Link system on the quality of emergency department care have been completed and publicly released.

In June 2006, VeriChip began a study with Horizon Blue Cross Blue Shield of New Jersey, the largest health insurer in the State of New Jersey (Horizon BCBSNJ), the Hackensack University Medical Center Independent Physicians Association (IPA) and the Hackensack University Medical Center, under which Hackensack University Medical Center and its physicians have the right to test the Health Link system over a period of approximately two years. Together with BCBSNJ, VeriChip has enrolled in the study 30 members of Horizon BCBSNJ who were treated for an episode of care by a Hackensack IPA physician between January 1, 2004 and December 31, 2006. Each participant in the program was to be tested for a period of two years after receiving the microchip implant. The objective of this clinical study was to assess the impact of the Health Link system on emergency department care provided to patients with specified chronic medical conditions. This included an assessment of: the insertion technique; patient data selection and input; staff acceptance and use of the technology; frequency of database access; the time involved for information gathering with current methods compared to the Health Link System; the impact of the Health Link system on clinical presentation and treatment; and the functionality of the Health Link system in an application environment.

In early 2007, VeriChip entered into a partnership with Alzheimer’s Community Care, or ACC, of West Palm Beach, Florida, in which VeriChip and ACC will conduct a study of the effectiveness of the VeriMed Health Link System in managing the records of Alzheimer’s patients and their caregivers. In the two-year, 200 patient study, participating individuals suffering from Alzheimer’s disease and other forms of dementia, as well as their caregivers, would receive the VeriMed implantable microchip to provide emergency department staff easy access to those patients’ identification and medical information. Alzheimer’s disease is one of several medical conditions VeriChip identify as being ideally suited for the benefits of the Health Link system since individuals with the disease or other forms of dementia are often unable to give necessary identifying information or critical medical history upon being admitted to a hospital. ACC also believes it is important for caregivers to obtain the implantable Health Link. If a caregiver becomes ill, the Health Link database will inform medical personnel that he or she is the caregiver for someone unable to care for themselves. All participants in the study were voluntary. The legally designated responsible party of an Alzheimer’s patient unable to make medical decisions had to give permission for the patient to participate.

Other Applications

VeriChip has also developed another system that utilizes the implantable microchip, its VeriTrace system.

VeriChip’s VeriTrace system was conceived of in the wake of Hurricane Katrina, when VeriChip donated implantable microchips to FEMA’s Department of Mortuary Services in Mississippi and Louisiana to help with FEMA’s efforts to identify corpses. VeriChip’s implantable microchips were used to provide an end-to-end tagging solution for the accurate tracking and identification of human remains and associated evidentiary items. VeriChip began marketing of its VeriTrace system in 2006.

Sales, Marketing and Distribution

VeriChip’s end-use customers have consisted of healthcare facilities, such as hospitals and long-term care facilities, healthcare professionals, such as physicians and individual patients.

VeriChip has historically marketed its systems primarily by attending trade shows and medical conferences and by advertising in publications.

Until June 2007, VeriChip’s marketing efforts with respect to its Health Link system had been to provide its scanners to hospitals and third-party emergency room management companies at no charge in order to build out the geographic footprint of the healthcare facilities that were able to use VeriChip’s Health Link system as part of their standard protocol. VeriChip expected to continue this “seeding” process for the foreseeable future as VeriChip endeavored to build out its network across the United States and overseas. In addition, VeriChip marketed its Health Link system to physicians, who treated patients who fit the profile for which its Health Link system was intended to benefit, in those geographic areas surrounding hospitals that have adopted the Health Link system.

With respect to VeriChip Health Link system, VeriChip does not believe any other company currently offers a human implantable microchip-based patient identification system. Various alternative patient identification solutions are currently available, such as bracelets sold by MedicAlert, health information wallet cards, biometric systems and key fobs that store personal health records.

VeriChip is currently focused on its Health Link personal health record business, the development of the virus triage detection system and the in vivo glucose-sensing RFID microchip, as well as the development of other sensor applications, and is considering and will review other strategic opportunities.

Manufacturing; Supply Arrangements

VeriChip has historically outsourced the manufacturing of all the hardware components of its RFID systems to third-party contractors. VeriChip has not had material difficulties obtaining system components. VeriChip believes that if any of its manufacturers or suppliers were to cease supplying us with system components, VeriChip would be able to procure alternative sources without material disruption to its business.

Digital Angel was its sole supplier of the implantable microchips, which it obtained from Raytheon Microelectronics España, a subsidiary of Raytheon Company, or RME, under the terms of a separate supply agreement which was terminated on November 12, 2008.

Environmental Regulation

VeriChip must comply with local, state, federal, and international environmental laws and regulations in the countries in which VeriChip does business, including laws and regulations governing the management and disposal of hazardous substances and wastes. VeriChip’s operations and products may be affected by future environmental laws and regulations, but VeriChip cannot predict the effects of any such future laws and regulations at this time.

Government Regulation

Laws and Regulations Pertaining to RFID Technologies

VeriChip’s active RFID systems, as well as its RFID systems that use VeriChip’s implantable microchip, rely on low-power, localized use of radio frequency spectrum to operate. As a result, VeriChip must comply with U.S. Federal Communications Commission, or FCC, and Industry Canada regulations, as well as the laws and regulations of other jurisdictions where VeriChip sells its products, governing the design, testing, marketing, operation and sale of RFID devices. Accordingly, all of VeriChip’s products and systems have a paired FCC and Industry Canada equipment authorization.

U.S. Federal Communications Commission Regulations

Under FCC regulations and Section 302 of the Communications Act, RFID devices, including those VeriChip markets and sells, must be authorized and comply with all applicable technical standards and labeling requirements prior to being marketed in the United States. The FCC’s rules prescribe technical, operational and design requirements for devices that operate on the electromagnetic spectrum at very low powers. The rules ensure that such devices do not cause interference to licensed spectrum services, mislead consumers regarding their operational capabilities or produce emissions that are harmful to human health. VeriChip’s RFID devices are intentional radiators, as defined in the FCC’s rules. As such, its devices may not cause harmful interference to licensed services and must accept any interference received. VeriChip must construct all equipment in accordance with good engineering design as well as manufacturers’ practices.

Manufacturers of RFID devices must submit testing results and/or other technical information demonstrating compliance with the FCC’s rules in the form of an application for equipment authorization. The FCC processes each application when it is in a form acceptable for filing and, upon grant, issues an equipment identification number. Each of VeriChip’s RFID devices must bear a label which displays the equipment authorization number, as well as specific language set forth in the FCC’s rules. In addition, each device must include a user manual cautioning users that changes or modifications not expressly approved by the manufacturer could void the equipment authorization. As a condition of each FCC equipment authorization, VeriChip warrants that each of its devices marked under the grant and bearing the grant identifier will conform to all the technical and operational measurements submitted with the application. RFID devices used and/or sold in interstate commerce must meet these requirements or the equipment authorization may be revoked, the devices may be seized and a forfeiture may be assessed against the equipment authorization grantee. The FCC requires all holders of equipment authorizations to maintain a copy of each authorization together with all supporting documentation and make these records available for FCC inspection upon request. The FCC may also conduct periodic sampling tests of equipment to ensure compliance. VeriChip believes it is in substantial compliance with all FCC requirements applicable to its products and systems.

Regulation by the FDA

VeriChip’s VeriMed microchip is a medical device subject to regulation by the FDA, as well as other federal and state regulatory bodies in the United States and comparable authorities in other countries. In October 2004, the Health Link system received classification as a Class II medical device by the FDA for patient identification and health information purposes. The FDA also permits VeriChip to market and sell the Health Link system in the United States.

FDA Premarket Clearance and Approval Requirements. Generally speaking, unless an exemption applies, each medical device VeriChip wishes to distribute commercially in the United States will require either prior clearance under Section 510(k) of the Federal Food, Drug, and Cosmetic Act, or FFDCA, or a premarket approval application, or PMA, from the FDA. Medical devices are classified into one of three classes — Class I, Class II or Class III — depending on the degree of risk to the patient associated with the medical device and the extent of control needed to ensure safety and effectiveness. Devices deemed to pose lower risks are placed in either Class I or II. The manufacturer of a Class II device is typically required to submit to the FDA a premarket notification requesting permission to commercially distribute the device and demonstrating that the proposed device is substantially equivalent to a previously cleared and legally marketed 510(k) device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of a PMA. This process is known as 510(k) clearance. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device, are generally placed in Class III, requiring premarket approval.

In October 2004, VeriChip received classification of its VeriMed system as a Class II device. In granting this classification, the FDA created a new device category for “implantable radiofrequency transponder systems for patient identification and health information.” The FDA also determined that devices that meet this description will be exempt from 510(k) premarket clearance so long as they comply with the FFDCA, its implementing regulations and the provisions of an FDA guidance document issued by the FDA in December 2004, entitled “Guidance for Industry and FDA Staff, Class II Special Controls Guidance Document: Implantable Radiofrequency Transponder System for Patient Identification and Health Information,” that establishes special controls for this type of device. The special controls, which are intended to ensure that the device is safe and effective for its intended use, include the following: biocompatibility testing, information security procedures, performance standard verification, software validation, electro-magnetic compatibility and sterility testing. VeriChip believes that it is in compliance with FFDCA, its implementing regulations and the December 2004 guidance document. Similarly, a company that wishes to market products that will compete with the VeriMed system will not be required to submit a 510(k) premarket clearance application to the FDA if they comply with the requirements of the special controls guidance document as well as a full spectrum of FDA regulations, described more fully below.

In January, 2007, the FDA published a Draft Guidance entitled “Radio-Frequency Wireless Technology in Medical Devices.” This document includes the FDA’s current recommendations regarding specific risks and limitations to be considered when developing and implementing a Quality System for medical devices using radio frequency wireless technology, as well as additional information to be included in the labeling for such devices. VeriChip believes its Quality System and labeling for its VeriMed System meets the recommendations outlined in the draft guidance.

Pervasive and Continuing Regulation.  After a medical device is placed on the market, numerous regulatory requirements continue to apply. These include:

•	quality system regulations, or QSR, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;

•	labeling regulations and FDA prohibitions against the promotion of regulated products for uncleared, unapproved or off-label uses;

•	clearance or approval of product modifications that could significantly affect safety or effectiveness or that would constitute a major change in intended use;

•	medical device reporting, or MDR, regulations, which require that a manufacturer report to the FDA if the manufacturer’s device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur; and

•	post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device.

Fraud and Abuse

VeriChip is subject to various federal and state laws pertaining to healthcare fraud and abuse, including anti-kickback laws and false claims laws. Violations of these laws are punishable by criminal and/or civil sanctions, including, in some instances, imprisonment and exclusion from participation in federal and state healthcare programs, including Medicare, Medicaid and Veterans Affairs health programs. VeriChip has never been challenged by a government authority under any of these laws and believes that its operations are in material compliance with such laws. However, because of the far-reaching nature of these laws, there can be no assurance that VeriChip would not be required to alter one or more of its practices to be in compliance with these laws. In addition, there can be no assurance that the occurrence of one or more violations of these laws would not result in a material adverse effect on VeriChip’s financial condition and results of operations.

Anti-Kickback Laws

VeriChip may directly or indirectly be subject to various federal and state laws pertaining to healthcare fraud and abuse, including anti-kickback laws. In particular, the federal healthcare program Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing, arranging for or recommending a good or service, for which payment may be made in whole or part under federal healthcare programs, such as the Medicare and Medicaid programs. Penalties for violations include criminal penalties and civil sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other federal healthcare programs.

Federal False Claims Act

VeriChip may become subject to the Federal False Claims Act, or FCA. The FCA imposes civil fines and penalties against anyone who knowingly submits or causes to be submitted to a government agency a false claim for payment. The FCA contains so-called “whistle-blower” provisions that permit a private individual to bring a claim, called a qui tam action, on behalf of the government to recover payments made as a result of a false claim. The statute provides that the whistle-blower may be paid a portion of any funds recovered as a result of the lawsuit. Even though the VeriMed system is not reimbursed by federal healthcare programs, it is still possible that VeriChip may be liable for violations of the FCA, for instance, if a sales representative were to assist or instruct a physician to bill a government program for microchip implantation by listing on the claim form some other service that is reimbursable.

State Laws and Regulations

Many states have enacted laws similar to the federal Anti-Kickback Statute and FCA. The Deficit Reduction Act of 2005 contains provisions that give monetary incentives to states to enact new state false claims acts. The state Attorneys General are actively engaged in promoting the passage and enforcement of these laws. While the Federal Anti-Kickback Statute and FCA apply only to federal programs, many similar state laws apply both to state funded and to commercial health care programs. In addition to these laws, all states have passed various consumer protection statutes. These statutes generally prohibit deceptive and unfair marketing practices, including making untrue or exaggerated claims regarding consumer products. There are potentially a wide variety of other state laws, including state privacy laws, to which VeriChip might be subject. VeriChip has not conducted an exhaustive examination of these state laws.

Privacy Laws and Regulations

VeriChip’s VeriMed business is subject to various federal and state laws regulating the protection of consumer privacy. VeriChip has never been challenged by a governmental authority under any of these laws and believes that its operations are in material compliance with such laws. However, because of the far-

reaching nature of these laws, there can be no assurance that VeriChip would not be required to alter one or more of its systems and data security procedures to be in compliance with these laws. VeriChip’s failure to protect health information received from customers could subject VeriChip to liability and adverse publicity and could harm its business and impair its ability to attract new customers.

U.S. Federal Trade Commission Oversight

An increasing focus of the United States Federal Trade Commission’s (FTC’s) consumer protection regulation is the impact of technological change on protection of consumer privacy. Under the FTC’s statutory authority to prosecute unfair or deceptive acts and practices, the FTC vigorously enforces promises a business makes about how personal information is collected, used and secured. Since 1999, the FTC has taken enforcement action against companies that do not abide by their representations to consumers of electronic security and privacy. More recently, the FTC has found that failure to take reasonable and appropriate security measures to protect sensitive personal information is an unfair practice violating federal law. In the consent decree context, offenders are routinely required to adopt very specific cybersecurity and internal compliance mechanisms, as well as submit to twenty years of independent compliance audits. Businesses that do not adopt reasonable and appropriate data security controls have been found liable for as much as $10 million in civil penalties and $5 million in consumer redress.

The FTC continues to actively consider the potential impact of RFID on consumer protection issues. In 2006, the FTC launched a new initiative, “Protecting Consumers in the Next Tech-ade” and convened public hearings on November 6-8, 2006 that brought together experts from the business, government and technology sectors as well as consumer advocates, academics and law enforcement officials to explore ways in which convergence and the globalization of commerce impact consumer protection. Panelists examined changes in marketing and technology over the past decade and challenges facing consumers, business and government. One of the panels, entitled “RFID Technology in the Next Tech-ade,” focused on the role of RFID in the healthcare and retail sectors.

State Legislation

The Pennsylvania legislature is considering a law addressing implantable chips and consumer privacy concerns. The states of California, North Dakota, Wisconsin and Oklahoma have adopted laws prohibiting chip implantation without the recipient’s prior consent. A number of states also introduced legislation focusing on the consumer privacy implications of RFID use in government identification documents, prescription drug tracking, retail sales, healthcare records and tracking of one individual by another. The states of California, Michigan, Nevada, New Hampshire, Texas, Vermont and Washington enacted laws preserving consumer privacy relating to government identification documents, RFID-enabled credit and ATM cards, and other RFID documents. As of December 31, 2008, none of this legislative activity restricts VeriChip’s current or planned operations.

Many states have privacy laws relating specifically to the use and disclosure of healthcare information. Federal healthcare privacy laws may preempt state laws that are less restrictive or offer fewer protections for healthcare information than the federal law if it is impossible to comply with both sets of laws. More restrictive or protective state laws still may apply to VeriChip, and state laws will still apply to the extent that they are not contrary to federal law. Therefore, VeriChip may be required to comply with one or more of these multiple state privacy laws. Statutory penalties for violation of these state privacy laws varies widely. Violations also may subject us to lawsuits for invasion of privacy claims.

The European Union

In the European Union (EU), promotion of RFID technology is viewed as a critical economic issue. It is established that insofar as RFID is a technology involving collection, sharing and storage of personally identifiable information, the mandates of Directive 95/46/EC of the European Parliament and of the Council of 24 October 1995 on the Protection of Individuals With Regard to the Processing of Personal Data and On the Free Movement of Such Data (“EU Data Directive”) applies. All 25 EU member countries have implemented the EU data directive. In addition, Directive 2002/58/EC of the European Parliament and of the Council of 12 July 2002 concerning the processing of personal data and the protection of privacy in the electronic communications sector is also applicable. At issue today is whether additional privacy protection laws beyond those prescribed by the EU data directive and its country-specific laws, as well as the electronic communications directive, are needed for privacy issues raised by RFID technology. On January 19, 2005, the EU’s Working Party 29, charged with interpretation and expansion of EU data protection law and policy, and adopted Working Document 105, addressing data protection issues related to RFID technology. That document reinforced the need to comply with the basic principles of the EU data directive and related documents whenever personal data is collected via RFID technology. Guidance to RFID manufacturers was also provided regarding responsibilities to design privacy compliant technology.

On May 5, 2009, the Commission of the European Communities adopted a Commission Recommendation on the Implementation of Privacy and Data Protection Principles in Applications Supported by Radio-Frequency Identification (SEC(2009)585, SEC(2009)586). This document provides recommendations regarding the privacy, data protection and security problems related to RFID uses, particularly in business-to-consumer environments. The objective is to stimulate innovation through wider adoption of RFID applications, facilitate interoperable RFID uses and adopt similar privacy and security approaches in different EU Member States. It is noted that biometric identification data or health-related data are especially critical with regard to information security and privacy, therefore requiring specific attention. As of December 31, 2008, none of these recommendations restricts VeriChip’s current operations.

Health Insurance Portability and Accountability Act of 1996

VeriChip is not a health care provider, health plan or health care clearinghouse. Therefore, prior to February 17, 2010, the effective date of the federal Health Information Technology for Economic and Clinical Health Act, or the HITECH Act, VeriChip is not subject to the Health Insurance Portability and Accountability Act of 1996, or HIPAA. However, to the extent required by HIPAA, VeriChip has entered into business associate agreements with certain health care providers and health plans relating to the privacy and security of protected health information. VeriChip has implemented policies and procedures to enable it to comply with these HIPAA business associate agreements. When the HITECH Act takes effect, VeriChip will be required by federal law to comply with those business associate agreements, as well as certain privacy and security requirements found in HIPAA and the HITECH Act as they relate to VeriChip’s activities as a business associate. Failure to comply with those laws could subject us to civil or criminal penalties.

Employees

As of September 25, 2009, VeriChip had 12 employees, all of whom are full-time. VeriChip considers its relationship with its employees to be satisfactory and has not experienced any interruptions of its operations as a result of labor disagreements. None of VeriChip’s employees are represented by labor unions or covered by collective bargaining agreements.

Properties

VeriChip’s corporate headquarters is located in Delray Beach, Florida, where VeriChip occupies approximately 4,000 square feet of office space. VeriChip occupies the space pursuant to a sublease Steel Vault, which expires on June 30, 2010. VeriChip’s portion of the rent for the entire twenty-one month term of the sublease is $78,750, which was prepaid in one lump sum.

Legal Proceedings

VeriChip is engaged in certain legal actions and management believes that the ultimate outcome of these actions will not have a material adverse effect on VeriChip’s operating results, liquidity or financial position.

VeriChip is a party to various legal actions, as either plaintiff or defendant, including the matters identified above, arising in the ordinary course of business, none of which is expected to have a material adverse effect on its business, financial condition or results of operations. However, litigation is inherently unpredictable, and the costs and other effects of pending or future litigation, governmental investigations, legal and administrative cases and proceedings, whether civil or criminal, settlements, judgments and investigations, claims or charges in any such matters, and developments or assertions by or against VeriChip relating to it or to its intellectual property rights and intellectual property licenses could have a material adverse effect on VeriChip’s business, financial condition and operating results.

Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

None.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS OF VERICHIP

The following discussion and analysis of VeriChip’s financial condition and results of operations should be read in conjunction with the accompanying financial statements and related notes related thereto. Certain statements made in this joint proxy statement/prospectus may contain forward-looking statements. For a description of risks and uncertainties relating to such forward-looking statements, see the section entitled “Cautionary Statement Concerning Forward-Looking Statements” above.

VeriChip historically developed, marketed, and sold radio frequency identification (frequently referred to as RFID) systems used for the identification and protection of people in the healthcare market. VeriChip’s VeriMed Health Link system uses the human-implantable passive RFID microchip that is used in patient identification applications, securely linking a patient to their personal health record as maintained in VeriChip’s proprietary database. Each implantable Health Link microchip contains a unique verification number that is read when it is scanned by VeriChip’s scanner. In October 2004, the U.S. Food and Drug Administration, or FDA, cleared VeriChip’s VeriMed Health Link system for use in medical applications in the United States.

On July 18, 2008, VeriChip completed the sale of all of the outstanding capital stock of Xmark to Stanley for $47.9 million in cash, which consisted of the $45 million purchase price plus a balance sheet adjustment of $2.9 million. The Xmark business included all of the operations of VeriChip’s previously reported healthcare security and industrial segments. The financial position, results of operations and cash flows of Xmark for 2008 have been reclassified as a discontinued operation.

Recent Developments

On May 6, 2009, VeriChip and its development partner Receptors LLC, or Receptors, announced plans to develop surveillance and point-of-care sensor systems that will efficiently detect and identify the presence of a particular biological threat such as influenza virus, Methicillin-resistant Staphylococcus aureus (MRSA) or other illnesses.

On May 12, 2009, VeriChip completed the development of a new, smaller human-implantable RFID microchip measuring approximately 8 millimeters by 1 millimeter.

On May 27, 2009, that the Nasdaq Hearings Panel granted VeriChip’s request to remain listed on The Nasdaq Stock Market and VeriChip’s request to transfer to The Nasdaq Capital Market, effective May 29, 2009. On July 24, 2009, VeriChip received a letter from the Nasdaq advising that VeriChip is in compliance with all applicable continued listing standards. For more information, see “Risk Factors — Industry and Business Related Risks Related to VeriChip and Its Businesses.”

On June 4, 2009, VeriChip closed a debt financing transaction with Steel Vault for $500,000 thousand pursuant to a secured convertible promissory note. For more information, see “The Merger — Description of Contracts and Other Arrangements between VeriChip and Steel Vault — Intercompany Financing.”

On September 21, 2009, VeriChip entered into a license agreement with Receptors to obtain an exclusive license to use certain intellectual property of Receptors for internal research, internal development and quality control purposes and to make, sell, offer to sell, import and export tangible products covered by patents and patent applications, or the licensed products, owned by Receptors, including Patent No. 7,504,364 titled “Methods of Making Arrays and Artificial Receptors” and Patent No. 7,469,076 “Sensors Employing Combinatorial Artificial Receptors,” in their application to the development of the virus triage detection system for the detection and identification of the influenza virus, including, but not limited to the H1N1 virus.

On September 21, 2009, in connection with the license agreement, VeriChip and Receptors entered into a development/master agreement pursuant to which VeriChip will engage the services of Receptors to develop a sensing system for the detection and identification of the influenza virus, including, but not limited to the H1N1 virus. Under the development/master agreement, Receptors will provide VeriChip with a proof-of-principal report and demonstration of the sensing system by January 31, 2010 (Phase I) and a prototype of the sensing system built or the proof-of-principal report, including influenza sub-type identification by or about

September 30, 2010 (Phase II). VeriChip will issue 200,000 restricted shares of VeriChip common stock and $100,000 in cash as payment under Phase I of the development/master agreement. If VeriChip, at its sole discretion, decides to fund Phase II of this development, it may be financially obligated to fund approximately $600,000 for the cost of that development and continuation of the exclusive license.

VeriChip must pay Receptors royalties of fifty percent (50%) of the net sales of the licensed products used in the detection and sub-type identification of the influenza virus employing Receptors’ proprietary artificial receptor technology or methods, synthetic competitor agent technology or methods, or sensing system technology or methods, worldwide. VeriChip must also pay Receptors fifty percent (50%) of any revenue received from the sale of the licensed products, other than for sales described in the immediately preceding sentence.

On September 29, 2009, VeriChip entered into a definitive agreement for an up to $10,000,000 investment arrangement with Optimus Technology Capital Partners, LLC, or Optimus. VeriChip expects to use either cash on hand or a portion of the proceeds to fund its development programs with Receptors to develop a virus triage detection system for the H1N1 virus and an in vivo glucose-sensing RFID microchip. VeriChip will use the remainder of any such funds for working capital and general corporate purposes. Under the financing arrangement, VeriChip may issue convertible preferred shares from time to time in multiple tranches. The preferred stock will accrue a 10% in kind dividend and provides an option for VeriChip to prepay with a make-whole premium. The tranches will be convertible into restricted common stock at the market price on the date of each tranche. In conjunction with the financing, R & R Consulting Partners, LLC, which is controlled by Mr. Silverman, agreed to enter into one or more stock loan agreements with Optimus to facilitate the transaction.

Also on September 29, 2009, VeriChip and Receptors provided further details of the development of a virus triage detection system for the H1N1 virus. The virus triage detection system, based on Receptors’ patented AFFINITY by DESIGN tm CARAtm platform, is intended to initially provide two levels of identification. Once developed, utilizing a simple test tube or strip device format that can be combined with an inexpensive reader, it is expected that the first level will prep the sample and identify the agent as a flu or non-flu virus, and the second level will sub-type (e.g. H1N1) classify the flu virus and alert the user to the presence of pandemic threat viruses. VeriChip believes the influenza triage diagnostic system will be scalable and will be able to rapidly adapted to identify new strains of influenza and other viruses as they evolve, giving the virus triage detection system value for future testing applications in healthcare. The first phase of development of the virus triage detection system, consisting of the sample prep and flu or non-flu classification, is expected to be completed in four months. The development of the second phase of the triage detection system, which will have the ability to identify the precise pathogen present, is expected to take approximately six to eight months.

On September 30, 2009, VeriChip and Receptors announced that VeriChip plans to fund its existing development partnership with Receptors to launch Phase II development of an in vivo glucose-sensing RFID microchip. In Phase II of this program, which is expected to be completed in the second quarter of 2010, the critical binding environment and competitor agent components of the glucose sensor will be optimized for system stability, sensitivity and specificity. The goal of Phase II is to optimize the sensing system for its glucose response in the presence of blood and interstitial fluid matrix components and demonstrate the integration of the components into a stable and reproducible glucose sensor.

Also on September 30, 2009, VeriChip received a letter from Nasdaq indicating that, since the closing bid price of VeriChip’s common stock had been at $1.00 per share or greater for at least ten consecutive business days, VeriChip had regained compliance with the Nasdaq’s requirements for continued listing.

VeriChip is currently focused on the development of its Health Link personal health record business, and the development of the virus triage detection system and the in vivo glucose-sensing RFID microchip, as well as the development of other sensor applications, and is considering and will review other strategic opportunities.

Results of Operations

Through June 30, 2009, VeriChip has recorded nominal revenue from sales of its VeriMed Health Link system.

During the six months ended June 30, 2009, VeriChip focused its resources on the process of evaluating the timing and nature of its future investments and expenditures related to its VeriMed Health Link, VeriTrace and VeriGreen businesses. During this time VeriChip has undertaken a cost reduction program to maximize the amount of capital that it will have available to pursue business opportunities in the healthcare and energy sectors.

Three Months Ended June 30, 2009 Compared to Three Months Ended June 30, 2008

Revenue

Revenue for the three months ended June 30, 2009 and 2008 were $49,000 and $32,000, respectively, primarily from the sale of VeriChip’s VeriTrace systems.

Selling, General and Administrative Expense

Selling, general and administrative expense consists primarily of compensation for employees in executive, sales, marketing and operational functions, including finance and accounting, and corporate development. Other significant costs include depreciation and amortization, professional fees for accounting and legal services, consulting fees and facilities costs.

Selling, general and administrative expense decreased $2.6 million to $0.9 million for the three months ended June 30, 2009 as compared to $3.5 million for the three months ended June 30, 2008. The decrease was a result of staff reductions and reduction in other overhead costs most significantly in the areas of sales and marketing as VeriChip continues to evaluate strategic growth opportunities.

During the three months ended June 30, 2009 and 2008, VeriChip incurred stock-based compensation expense of $0.3 million and $0.9 million, respectively.

Interest Expense

Interest expense was nil and $0.5 million for the three months ended June 30, 2009 and 2008, respectively. The interest expense in 2008 was a result of loan agreements in 2008 which were retired upon the sale of Xmark.

Gain on Sale

During the three months ended June 30, 2009 and 2008, respectively, there was a gain on sale of $4.4 million and nil. The gain in 2009 was a result of the recognition of previously deferred gain from the sale of Xmark.

Six Months Ended June 30, 2009 Compared to Six Months Ended June 30, 2008

Revenue

Revenue for the six months ended June 30, 2009 and 2008 were $57,000 and $35,000, respectively, primarily from the sale of VeriChip’s VeriTrace systems.

Selling, General and Administrative Expense

Selling, general and administrative expense consists primarily of compensation for employees in executive, sales, marketing and operational functions, including finance and accounting, and corporate development. Other significant costs include depreciation and amortization, professional fees for accounting and legal services, consulting fees and facilities costs.

Selling, general and administrative expense decreased $4.4 million to $2.3 million for the six months ended June 30, 2009 as compared to $6.7 million for the six months ended June 30, 2008. The decrease was a result of staff reductions and reduction in other overhead costs most significantly in the areas of sales and marketing. During the six months ended June 30, 2009, VeriChip incurred $0.3 million related to legal settlements and $0.2 million related to transactional costs related to the evaluation of several strategic opportunities.

During the six months ended June 30, 2009 and 2008, VeriChip incurred stock-based compensation expense of $0.4 million and $1.8 million, respectively.

Interest Expense

Interest expense was nil and $0.8 million for the six months ended June 30, 2009 and 2008, respectively. The interest expense in 2008 was a result of loan agreements in 2008 which were retired upon the sale of Xmark.

Gain on Sale

During the six months ended June 30, 2009 and 2008, respectively, there was a gain on sale of $4.4 million and nil. The gain in 2009 was a result of the recognition of previously deferred gain from the sale of Xmark.

Liquidity and Capital Resources

As of June 30, 2009, cash totaled $1.2 million compared to unrestricted cash of approximately $3.2 million at December 31, 2008.

Cash Flows Used in Operating Activities

Net cash used in operating activities totaled $1.6 million and $3.8 million during the six months ended June 30, 2009 and 2008, respectively. For each of the periods presented, cash was used primarily to fund operating losses, and payments of accounts payable and accrued expenses, as well as cash used to fund discontinued operations in 2008.

Cash Flows from Investing Activities

Investing activities used cash of $504 thousand and $70 thousand during the six months ended June 30, 2009 and 2008, respectively. In the six months ended June 2009, cash was primarily used to purchase a $0.5 million secured convertible promissory note from Steel Vault. In the six months ended June 30 2008, cash was used to purchase equipment, partially offset by cash inflows related to discontinued operations investing activity.

Cash Flows from Financing Activities

Financing activities used cash of nil and provided cash of $0.4 million during the six months ended June 30, 2009 and 2008, respectively. In the six months ended June 30, 2008, cash of $6.5 million was provided from net borrowings, primarily from an $8.0 million financing, offset by $1.5 million used to pay debt for its discontinued operations. Cash of $5.6 million, net of borrowings of $1.3 million, was paid to Digital Angel in the six months ended June 30, 2008 to repay long term debt.

Financial Condition

As of June 30, 2009, VeriChip had working capital of approximately $4.6 million and an accumulated deficit of approximately $39.9 million compared to a working capital of approximately $2.4 million and an accumulated deficit of approximately $42.1 million as of December 31, 2008. The increase in working capital was primarily due to the release of $4.4 million from the escrow agreement between VeriChip and Stanley, stemming from VeriChip’s sale of Xmark, offset by operating losses, described above.

VeriChip believes that with the cash VeriChip has on hand and the restricted cash, it will have sufficient funds available to cover its cash requirements through the next twelve months.

Impact of Recently Issued Accounting Standards

In December 2007, FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (“SFAS 160”). This statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. In addition, SFAS 160 changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. This statement also establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation and requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 and earlier adoption is prohibited. SFAS 160 shall be applied prospectively as of the beginning of the fiscal year in which this statement is initially applied, except for the presentation and disclosure requirement which shall be applied retrospectively for all periods presented. The adoption of SFAS 160 had no impact on VeriChip’s condensed financial position, results of operations, cash flows or financial statement disclosures.

In December 2007, FASB issued SFAS No. 141R, Business Combinations (“SFAS 141R”). SFAS 141R replaces SFAS Statement No. 141 Business Combinations but retains the fundamental requirements in FASB 141. This statement defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS 141R also requires that an acquirer recognized the assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. In addition, this statement requires that the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values. SFAS 141R is applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply the standard before that date. SFAS 141R will be applied prospectively for acquisitions beginning in 2009 or thereafter. VeriChip expensed $0.2 million of due diligence costs relating to a potential acquisition target during the period ended June 30, 2009.

In May 2008, FASB issued Statement 163, “Accounting for Financial Guarantee Insurance Contracts”. This new standard clarifies how FAS Statement No. 60, Accounting and Reporting by Insurance Enterprises, applies to financial guarantee insurance contracts issued by insurance enterprises, including the recognition and measurement of premium revenue and claim liabilities. It also requires expanded disclosures about financial guarantee insurance contracts. The statement is effective for financial statements issued for fiscal years beginning after December 15, 2008. The adoption of SFAS 163 did not have any impact on VeriChip’s consolidated financial position or results of operations.

In April 2009, the FASB issued FASB Staff Position FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (“FSP FAS 107-1”) and (“APB 28-1”). FSP FAS 107-1 amends FASB Statement No. 107, “Disclosures about Fair Value of Financial Instruments”, to require disclosures about fair value of financial instruments in interim as well as in annual financial statements and amends APB Opinion No. 28 “Interim Financial Reporting”, to require those disclosures in interim financial statements. FSP FAS 107-1 and APB 28-1 were adopted by VeriChip on April 1, 2009. These staff positions did not have a material impact on VeriChip’s Condensed Consolidated Financial Statements.

In May 2009, the FASB issued SFAS No. 165 “Subsequent Events” (“SFAS 165”). SFAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 sets forth (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS 165 is effective for interim or annual financial periods ending after June 15, 2009. The adoption of this standard did not have a material impact on VeriChip’s Condensed Consolidated Financial Statements.

In June 2009, the FASB issued SFAS No. 168 “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162”. The FASB Accounting Standards Codification (“Codification”) will be the single source of authoritative nongovernmental U.S. generally accepted accounting principles. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. SFAS 168 is effective for interim and annual periods ending after September 15, 2009. All existing accounting standards are superseded as described in SFAS 168. All other accounting literature not included in the Codification is nonauthoritative. The adoption of this standard is not expected to have a material impact on VeriChip’s Condensed Consolidated Financial Statements.

MANAGEMENT OF VERICHIP

Executive Officers

VeriChip’s executive officers, their ages and positions, as of September 25, 2009, are set forth below:

Name	Age	Position

Scott R. Silverman	45	Chief Executive Officer
William J. Caragol	42	Acting Chief Financial Officer

The following is a summary of the background and business experience of VeriChip’s executive officers:

The summary of the background and business experience of Scott R. Silverman is found in the section, “The Special and Annual Meeting of VeriChip’s Stockholders,” above.

William J. Caragol has served as VeriChip’s acting chief financial officer since January 2009 and previously served as president since May 2007, its chief financial officer since August 2006, its treasurer since December 2006, and its secretary since March 2007. Mr. Caragol has served as Steel Vault’s chief executive officer, president and a member of its board of directors since December 3, 2008 and as acting chief financial officer since October 24, 2008. Mr. Caragol served as acting chief executive officer of Steel Vault from October 24, 2008 until December 3, 2008 when he was appointed chief executive officer. From July 2005 to August 2006, he served as the chief financial officer of Government Telecommunications, Inc. From December 2003 to June 2005, Mr. Caragol was the vice president of business development and chief financial officer of Millivision Technologies, a technology company focused on security applications. He is a member of the American Institute of Certified Public Accountants and graduated from the Washington & Lee University with a bachelor of science in Administration and Accounting.

COMPENSATION COMMITTEE REPORT

The compensation committee of VeriChip’s Board of Directors has submitted the following report for inclusion in this joint proxy statement/prospectus.

The compensation committee has reviewed and discussed the Compensation Discussion and Analysis contained in this joint proxy statement/prospectus with management. Based on the compensation committee’s review and discussions with management with respect to the Compensation Discussion and Analysis, VeriChip has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this joint proxy statement/prospectus for filing with the SEC.

The Compensation Committee
Jeffrey S. Cobb (Chair)
Barry M. Edelstein
Steven R. Foland

The compensation committee report above shall not be deemed “soliciting material” or to be “filed” with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that VeriChip specifically incorporates it by reference into such filing.

Compensation Discussion and Analysis

General

In July 2008, VeriChip sold all of the outstanding stock of its wholly-owned subsidiary, Xmark, to Stanley Corporation Canada. As a result of such transaction, VeriChip’s management team was reduced to one member. However, for the first half of 2008, VeriChip had an executive compensation program, which was governed by its compensation committee, and was designed to (i) attract and retain a senior management team that could direct the achievement of its corporate goals and strategic objectives, (ii) motivate the team to achieve profitability and growth, (iii) maintain stability by retaining the key executives in their leadership capacity, and (iv) better align executive interests with stockholder interests. VeriChip’s guiding philosophy was to establish compensation plans or programs that rewarded its senior management team for their role in achieving its operating performance goals and milestones, while aligning the team members’ interests with those of its stockholders — and, in the process, encouraging the team’s continued association with VeriChip. Therefore, VeriChip endeavored to implement policies designed to link pay with performance, which, in turn, helped to align the interests of its executive officers with its stockholders. VeriChip’s compensation philosophy also reflected the unique nature of its business, which consisted of a mix of operating-company and development-company features. VeriChip’s compensation policies and practices were shaped accordingly, and, in many ways, mirrored those of a start-up biotechnology company, with an emphasis on compensation components that were contingent on achieving operational milestones.

After selling its operating company, Xmark, on November 12, 2008, VeriChip purchased certain intellectual property from Digital Angel that may complement and enhance its VeriMed Health Link business. The compensation committee is looking forward to establishing new compensation policies going forward.

Among other things, VeriChip’s compensation committee, pursuant to the terms of its charter, is responsible for:

•	establishing, reviewing and approving its overall executive compensation philosophy and policies;

•	reviewing and approving those corporate goals and objectives that bear on the compensation of its chief executive officer;

•	determining the appropriate compensation for all other executive officers, with input from other members of senior management;

•	evaluating performance target goals for senior executive officers;

•	reviewing and approving any annual or long-term cash bonus or incentive plans;

•	reviewing and approving executive employment agreements, severance arrangements, and change-in-control agreements or provisions; and

•	administering its equity-based compensation plans, including the grant of stock options and other equity awards under such plans.

VeriChip’s compensation committee has the authority, to the extent it deems appropriate, to retain compensation consultants to assist in the evaluation of executive compensation. In the first quarter of 2008, VeriChip’s compensation committee retained Towers, Perrin, Forster & Crosby, Inc., or Towers Perrin, a compensation consulting firm, to provide objective analysis, information and advice to the compensation committee, including competitive market data relating to the compensation of certain members of its senior management team, in order to assist the compensation committee in its review of the competitiveness of its current compensation arrangements. Towers Perrin reports directly to the compensation committee, and does no work for VeriChip except as expressly authorized by the compensation committee. Towers Perrin was retained because its compensation committee believes it is important to be informed regarding the current practices of similarly-situated companies (e.g., companies with comparable revenue size, comparable industry/business descriptions, and comparable performance and growth profiles). As part of its engagement, Towers Perrin was asked to review the cash and equity compensation practices of companies with similar revenues and those of start-up biotechnology companies.

Throughout the year, the compensation committee periodically reported to VeriChip’s Board of Directors on its actions and recommendations, and met regularly in executive session. On an annual basis, the compensation committee reviews its charter and assesses its own performance, particularly with a view towards the effectiveness of its executive compensation program in obtaining desired results. Furthermore, VeriChip’s nominating and governance committee is responsible for monitoring the standing committees of its Board of Directors, including the compensation committee, and for making recommendations regarding any changes (e.g., creation or elimination of committees).

VeriChip’s compensation arrangements with its executive officers generally reflect the individual circumstances surrounding the applicable executive officer’s hiring or appointment. For example, Daniel A. Gunther, who became one of its executive officers at the time of the acquisition of Instantel during the first half of 2005, was a party to an employment agreement with Instantel. Although VeriChip subsequently entered into a new employment agreement with Mr. Gunther, which was later amended, the material terms of his agreement with VeriChip, such as base salary level, were influenced by his former agreement with Instantel. Scott R. Silverman served as VeriChip’s chief executive officer from December 5, 2006 through July 18, 2008. When referring to the latter period, VeriChip refers to Mr. Silverman as “former chief executive officer.” The compensation arrangements that were in place for Mr. Silverman during his time as its former chief executive officer, who previously served as the chief executive officer of Digital Angel, also closely paralleled the terms of his former employment agreement with Digital Angel.

VeriChip’s compensation committee retains discretion to tailor its compensation program to address individual circumstances, rather than simply aiming for a compensation level that falls within a specific range of market data. VeriChip’s compensation committee also retains discretion to materially increase or decrease compensation. However, certain of its executive officers, including Mr. Silverman and the former chief executive officer and president of Xmark, have (or had) employment agreements with VeriChip, as described in more detail below. Employment agreements limit the amount of discretion the compensation committee may exercise in terms of adjusting or modifying compensation. For example, while serving as its former chief executive officer, any reduction of Mr. Silverman’s base salary or incentive compensation could have been deemed a constructive termination under his employment agreement.

The foregoing information is intended to provide context for the discussion that follows. In addition, this Compensation Discussion & Analysis should be read in conjunction with the detailed tabular and narrative information regarding executive compensation information in this joint proxy statement/prospectus.

Principal Components of Compensation of VeriChip’s Executive Officers

The principal components of the compensation VeriChip has historically paid to its executive officers has consisted of:

•	base salary;

•	signing or retention bonuses, paid in cash;

•	cash incentive compensation under the terms of individual senior management incentive compensation plans established for its executive officers; and

•	equity compensation, generally in the form of grants of stock options or restricted shares.

VeriChip’s chief executive officer has historically played a significant role in the determination of the amounts of base salary, signing or retention bonuses and other forms of cash and equity-based compensation to be paid other members of senior management. VeriChip expects that the compensation committee of its Board of Directors will continue to solicit input from its chief executive officer or president with respect to compensation decisions affecting other members of its senior management.

Allocation of Compensation Among Principal Components

With respect to the mix of base salary, bonus, cash incentive compensation and equity awards to be paid or awarded to VeriChip’s executive officers, the compensation committee generally believes that a greater percentage of the compensation of the most senior members of its management should be performance-based.

Base Salary

VeriChip’s compensation committee believes that pay should be directly and closely linked to corporate performance and milestones. As a result, base salary typically constitutes less than half of its executives’ total compensation packages.

VeriChip’s Chief Executive Officer and Executive Chairman of the Board

VeriChip appointed Scott R. Silverman as its chief executive officer in early December 2006. In April 2006, VeriChip’s Board of Directors, together with a member of the Board of Directors of Digital Angel, initiated a search for a new chief executive officer, mindful that the individual who was serving as its chief executive officer at that time was approaching retirement age. In connection with this search, an executive search firm was initially consulted, but was not formally retained. While the search firm advised as to the backgrounds of several potential candidates, VeriChip’s Board recognized that key qualities its new chief executive officer would need to possess included a clear, in-depth understanding of the benefits of its VeriMed Health Link business, and the skills, energy level and zeal to lead its efforts to create a market for the VeriMed Health Link business — a significant component of VeriChip’s growth strategy. After considering the backgrounds and qualifications of the candidates presented by the search firm, VeriChip’s Board realized that Mr. Silverman was the ideal candidate for the position given his support, as Digital Angel’s then-chief executive officer, of its efforts to create a market for the VeriMed Health Link business.

When VeriChip’s Board broached the subject with Mr. Silverman of his becoming its chief executive officer, he indicated a willingness to accept the challenge and perceived reduction in status, provided it did not entail a financial sacrifice relative to his compensation arrangements as the chief executive officer of Digital Angel. Based on information provided to VeriChip’s Board by the search firm at the outset of the search for a chief executive officer, its Board had developed a sense of the compensation package — in terms of base salary, bonus, additional at-risk incentive compensation and equity interest — that would need to be provided to a candidate for the position. Mr. Silverman’s compensation arrangements with Digital Angel were in line with the parameters identified in its Board’s discussions with the search firm. Accordingly, the two members of its compensation committee at that time other than Mr. Silverman, one of whom then served as the chairman of the compensation committees of VeriChip’s Board of Directors and the Board of Directors of Digital Angel, negotiated an employment agreement with Mr. Silverman that closely tracked the material terms of his prior employment agreement with Digital Angel. The two members of its compensation committee at that time did not engage in an examination of the compensation arrangements of chief executive officers of peer companies, other than the consultation with the search firm described above. However, they and the Board did consider how the terms of Mr. Silverman’s employment agreement compared with those of its prior chief executive officer, determining that the difference in compensation was justified by the greater than originally anticipated challenges associated with VeriChip’s efforts to create a market for its VeriMed Health Link business.

Mr. Silverman’s employment agreement with VeriChip provided for a base salary of $420,000 for fiscal year 2007, with the base salary being subject to an annual increase of no less than 10% in each of fiscal year 2008 and fiscal year 2009.

On May 15, 2008, in connection with the Xmark Transaction, VeriChip entered into a separation agreement with Mr. Silverman, which was later amended. Under this separation agreement, Mr. Silverman and VeriChip mutually agreed that Mr. Silverman’s employment would be terminated without cause upon the closing of the Xmark Transaction (i.e., July 18, 2008), and that Mr. Silverman’s employment agreement would be terminated on the same day. VeriChip and Mr. Silverman also agreed that he would resign from his position as VeriChip’s Chairman of the Board upon the closing of the Xmark Transaction.

On November 12, 2008, in connection with the purchase by R & R Consulting Partners, LLC (an entity that is owned and controlled by Mr. Silverman) of 45.7% of the outstanding shares of its common stock from Digital Angel, VeriChip’s board of directors appointed Mr. Silverman to again serve as chairman of the board. Absent a fundamental change in the business, such as a major acquisition, Mr. Silverman has agreed that he will not take cash salary compensation through the end of 2009.

On December 31, 2008, VeriChip entered into a letter agreement with Mr. Silverman effective December 1, 2008, which provides that Mr. Silverman will serve as VeriChip’s executive chairman from December 1, 2008 through December 31, 2009 in exchange for 601,852 restricted shares of its common stock, which would not be issued until VeriChip files a registration statement on Form S-8 with the SEC reflecting its 2007 Stock Incentive Plan, as amended and restated, or the Amended Plan. Mr. Silverman was granted the shares on February 20, 2009. The letter agreement also terminates the separation agreement with the exception of certain provisions, which is more fully discussed below under the heading “Executive Compensation — Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table — Executive Employment Arrangements — Scott R. Silverman.” On August 27, 2009, Mr. Silverman was reappointed as VeriChip’s chief executive officer.

VeriChip’s Acting Chief Financial Officer

VeriChip hired William J. Caragol as its chief financial officer in August 2006. VeriChip’s employment agreement with Mr. Caragol provides for an annual base salary of $150,000. On March 2, 2007, the compensation committee approved an increase in Mr. Caragol’s base salary to $165,000. Then, on May 4, 2007, in connection with its Board’s decision to appoint Mr. Caragol to also serve as its president and the expanded responsibilities associated therewith, the compensation committee approved an increase in Mr. Caragol’s base salary to $185,000. In 2008, the compensation committee approved a further increase in Mr. Caragol’s base salary to $203,500.

In connection with the Xmark Transaction, on May 15, 2008, VeriChip entered into a letter agreement with Mr. Caragol, which, among other things, affirmed that VeriChip desired to retain Mr. Caragol as its president and chief financial officer following the closing of the Xmark Transaction, confirmed that Mr. Caragol’s base salary would remain at $203,500 per year, and outlined the bonus compensation for which Mr. Caragol would be eligible. On December 31, 2008, VeriChip entered into a letter agreement with Mr. Caragol that terminated the May 15, 2008 letter agreement (with the exception of the waiver/release provisions of such letter), and provides that Mr. Caragol will serve as its acting chief financial officer effective January 1, 2009 through July 31, 2009 in exchange for 518,519 restricted shares of VeriChip’s common stock, which would not be issued until VeriChip filed a registration statement on Form S-8 with the SEC reflecting VeriChip’s Amended Plan. Mr. Caragol was granted the shares on February 20, 2009. On March 27, 2009, VeriChip and Mr. Caragol amended and restated the letter agreement, which is now effective until January 1, 2010. In July 2009, Mr. Caragol received a one-time discretionary bonus in the amount of $50,000 for his efforts relating to the release of the funds that were escrowed in connection with the Xmark Transaction.

The Former Chief Executive Officer and President of Xmark Corporation (and VeriChip’s Former President)

VeriChip appointed Daniel A. Gunther as its president, effective June 10, 2005, concurrent with the completion of VeriChip’s acquisition of Instantel. Mr. Gunther was serving as the president and chief executive officer of Instantel at the time of the acquisition. Under the terms of its employment agreement with Mr. Gunther, effective June 10, 2005, Mr. Gunther’s annual base salary was CDN $210,000.

Mr. Gunther served in the capacity of president until March 2, 2007, on which date VeriChip appointed Mr. Gunther as the chief executive officer and president of VeriChip Corporation, a Canadian company, and VeriChip Holdings Inc., which companies have since been amalgamated and were known as Xmark Corporation until being sold to Stanley Canada Corporation in July of 2008. Concurrent with that appointment, Mr. Gunther resigned the title and responsibilities as its president, and Mr. Silverman assumed the additional title and responsibilities of acting president. Furthermore, on March 2, 2007, VeriChip amended the terms of Mr. Gunther’s employment agreement, increasing his annual base salary to CDN $250,000.

In connection with the Xmark Transaction, The Stanley Works assumed Mr. Gunther’s employment agreement, as amended. As a result, VeriChip’s employment of Mr. Gunther terminated on July 18, 2008.

Bonus Compensation

VeriChip has not historically paid any automatic or guaranteed bonuses to its executive officers. However, VeriChip has from time to time paid signing or retention bonuses in connection with its initial hiring or appointment of an executive officer, or a change in a person’s position and responsibilities with VeriChip, as well as transaction bonuses. For example, at the recommendation of its chief executive officer, and in recognition of his outstanding performance, Mr. Caragol received a discretionary bonus of $25,000 in March 2007.

Under Mr. Silverman’s separation agreement, Mr. Silverman earned a bonus payment in the amount of $1.2 million upon the closing of the Xmark Transaction, payable in two installments. One installment was paid on July 18, 2008 in the amount of $1,080,000, and the remaining installment of $120,000 was paid in July of 2009 upon the release of the funds that were escrowed in connection with the Xmark Transaction. The $120,000 was expensed during the year ended December 31, 2008.

Under Mr. Caragol’s letter agreement, Mr. Caragol was eligible to receive a bonus of $50,000 if the total distributed cash or equity value to VeriChip’s stockholders following the Xmark Transaction was at least $21.5 million — and, if the total distributed cash or equity value exceeded $21.5 million, he was eligible to receive an additional cash bonus equal to 4% of the amount over $21.5 million, up to a maximum of $200,000 in aggregate incentive compensation. On December 31, 2008, VeriChip entered into a letter agreement, as amended and restated on March 27, 2009, with Mr. Caragol that terminated the May 15, 2008 letter agreement (with the exception of the waiver/release provisions of such letter). In July 2009, Mr. Caragol received a one-time discretionary bonus in the amount of $50,000 for his efforts relating to the release of the funds that were escrowed in connection with the Xmark Transaction.

On February 11, 2008, VeriChip entered into a letter agreement with Mr. Gunther, or the February 11, 2008 Letter Agreement, to guarantee a certain bonus/change-in-control payment due to Mr. Gunther upon the successful completion of the Xmark Transaction. On July 17, 2008, in order to clarify the aggregate amount due to Mr. Gunther in connection with the Xmark Transaction, under both the February 11, 2008 Letter Agreement and the Executive Management Change in Control Plan (as discussed more fully below under “Compensation Discussion and Analysis — Potential Payments Upon Termination or Control — Executive Management Change in Control Plan”), VeriChip entered into a letter agreement and release with Mr. Gunther, under which Mr. Gunther received US $815,000.

VeriChip’s Board considered bonuses paid by similarly situated employers to similarly situated employees in making its determination.

Compensation under Individual Senior Management Incentive Compensation Plans

As noted above, VeriChip’s compensation committee believes that pay should be directly and closely linked to corporate performance and milestones. For this reason, the largest component of its executives’ total compensation packages generally tends to be non-equity incentive compensation. VeriChip believes that such compensation, in the form of individual senior management incentive compensation plans, incentivizes its senior management team to advance its corporate performance and provides a platform for VeriChip to recognize an individual team member’s contributions to its business results. When its compensation committee established the performance goals that determined the amounts payable under these individual plans (as detailed below), it assessed the executive’s leadership role and level of responsibility in achieving certain business results. For fiscal 2008, VeriChip had no incentive compensation plans in place.

Equity Compensation

VeriChip’s compensation committee’s historical practice has been to grant equity-based awards to attract, retain, motivate and reward its employees, particularly its executive officers, and to encourage their ownership of an equity interest in VeriChip. Through December 31, 2008, such grants have consisted either of stock options — specifically non-qualified stock options, that is, options that do not qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended — or restricted shares of VeriChip’s common stock, which shares are generally subject to forfeiture if the employment agreement with the recipient of such restricted shares is terminated, by reason of resignation or termination for cause, during the two-year period or three-year period following the date of grant. Historically, its compensation committee has granted awards of stock options or restricted shares of VeriChip common stock to its executive officers upon their appointment as executive officers, with the grant award typically memorialized in the applicable officer’s offer letter or employment agreement, or an addendum to employment agreement.

Other than two grants made in January 2006 pursuant to the terms of employment agreements with former executive officers, all grants of options to VeriChip’s executive officers and other employees, as well as to its directors, have been granted with exercise prices equal to or exceeding the fair value of the underlying shares of common stock on the grant date, as determined by its compensation committee. All equity-based awards have been reflected in VeriChip’s consolidated financial statements, based upon the applicable accounting guidance. Previously, VeriChip accounted for equity compensation paid to its employees and directors using the intrinsic value method under APB Opinion No. 25 and FASB Financial Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation — an Interpretation of APB Opinion No. 25.” Under the intrinsic value method, no stock-based compensation was recognized in its consolidated statements of operations for options granted to its directors, employees, consultants and others because the exercise price of such stock options equaled or exceeded the fair value of the underlying stock on the dates of grant. Effective January 1, 2006, VeriChip adopted FAS 123R using the modified prospective transition method. Under this method, stock-based compensation expense is recognized using the fair-value based method for all awards granted on or after the date of adoption of FAS 123R. FAS 123R requires VeriChip to estimate and record an expense over the service period of the stock-based award. In 2006, its compensation committee, conscious of the less favorable accounting treatment for stock options resulting from adoption of FAS 123R, took a more deliberate approach to the granting of awards of stock options.

Starting in 2007, VeriChip moved away from granting stock options in favor of granting restricted shares of its common stock. VeriChip’s compensation committee believes that restricted stock grants offer advantages, such as a more dependable retention value for VeriChip, as well as more predictability of long-term rewards for its executive officers. Restricted stock also provides the recipient with immediate value, subject to vesting upon grant. In addition, VeriChip believes that the accounting treatment of grants of restricted stock more reliably reflects executive compensation than the accounting treatment of stock options. In the case of restricted stock grants, the expense VeriChip records over the vesting period is equal to the market value of the stock at the time of grant. In the case of stock option grants, the expense VeriChip records over the vesting period is arrived at through the use of a valuation model that is subject to management’s estimates and judgments.

VeriChip structures cash incentive compensation so that it is taxable to its executive officers at the time it becomes available to them. VeriChip currently intends that any cash compensation paid will be tax deductible for VeriChip. However, with respect to equity-based awards, while any gain recognized by its executive officers and other employees from non-qualified stock options should be deductible, to the extent that in the future VeriChip grants incentive stock options, any gain recognized by the optionee related to such options will not be deductible by VeriChip if there is no disqualifying disposition by the optionee. In addition, its grant of shares of restricted stock or restricted stock units that are not subject to performance vesting provisions may not be fully deductible by VeriChip at the time the grant is otherwise taxable to the grantee.

VeriChip does not have any program, plan or practice that requires VeriChip to grant equity-based awards on specified dates, and VeriChip has not made grants of such awards that were timed to precede or follow the release or withholding of material non-public information. It is possible that VeriChip will establish programs or policies regarding the timing of equity-based awards in the future. Authority to make equity-based awards to executive officers rests with its compensation committee, which considers the recommendations of its chief executive officer, president and other executive officers. As a Nasdaq-listed company, VeriChip is subject to Nasdaq listing standards that, in general, require stockholder approval of equity-based plans.

Severance and Change in Control Payments

VeriChip’s Board of Directors believes that companies should provide reasonable severance benefits to employees, recognizing that it may be difficult for them to find comparable employment within a short period of time. VeriChip’s Board also believes it prudent that VeriChip should disentangle itself from employees whose employment terminates as soon as practicable. VeriChip’s historical practice for U.S. employees has been to make the termination of an employee effective immediately upon the communication of the termination rather than at the expiration of any required advance notice period. In such situations, VeriChip has continued to pay, on a post-termination basis, base salary compensation to the terminated employee under his or her employment agreement, if any, for the specified advance notice period. For its former Canadian employees, VeriChip typically made the termination effective at the expiration of the required advance notice period as required under Canadian law.

VeriChip’s employment agreement with Mr. Silverman, which was terminated on July 18, 2008, contained termination provisions that were more complex than that in place for its other executive officers. The compensation due Mr. Silverman in the event of the termination of his employment agreement varied depending on the nature of the termination and, depending on the type and timing of the termination, provided for substantial compensation payments to Mr. Silverman. Mr. Silverman’s employment agreement also provided for substantial payments to him in the event VeriChip underwent a change in control. VeriChip’s Board of Directors believes that these termination and change-in-control provisions, which were substantially the same as the corresponding provisions of Mr. Silverman’s prior employment agreement with Digital Angel, were necessary and appropriate to induce Mr. Silverman to accept the position as its chief executive officer, as more fully discussed above. On July 18, 2008, VeriChip did undergo a change in control. For information regarding the termination and change in control payments made to Mr. Silverman upon the consummation of the Xmark Transaction and provisions currently in effect pursuant to its letter agreement dated December 31, 2008, see “Potential Payments Upon Termination or Change in Control — Scott R. Silverman.”

On March 2, 2007, its compensation committee approved an Executive Management Change in Control Plan, which governed the payments due to Messrs. Gunther and Caragol in the event of a change in control. On the same date, VeriChip amended its employment agreement with Mr. Gunther to outline the compensation due to Mr. Gunther in the event of his termination by Xmark Corporation for any reason other than for cause. VeriChip did undergo a change in control in connection with the Xmark Transaction. For information regarding the termination and change in control payments Mr. Gunther received upon the consummation of the Xmark Transaction, see “Potential Payments Upon Termination or Change in Control — Daniel A. Gunther.”

On May 15, 2008, VeriChip entered into a letter agreement with Mr. Caragol, which contained certain termination provisions in the event VeriChip terminates that letter agreement at any time. On December 31, 2008, VeriChip entered into a letter agreement with Mr. Caragol that terminated the May 15, 2008 letter agreement (with the exception of the waiver/release provisions of such letter), and provides that Mr. Caragol will serve as its acting chief financial officer effective January 1, 2009 through July 31, 2009 in exchange for 518,519 restricted shares of VeriChip’s common stock. On March 27, 2009, VeriChip and Mr. Caragol amended and restated the letter agreement, which is now effective until January 1, 2010. For information regarding the termination provisions of Mr. Caragol’s letter agreement, see “Potential Payments Upon Termination or Change in Control — William J. Caragol.”

Other Benefits

VeriChip believes establishing competitive benefit packages for its employees is an important factor in attracting and retaining highly-qualified personnel. Executive officers are eligible to participate in all of its employee benefit plans, such as medical, dental, vision, group life and accidental death and dismemberment insurance, in each case on the same basis as other employees. Mr. Silverman is provided with an individual term life insurance policy. VeriChip does not currently provide retirement benefits. VeriChip’s former officers and employees in Canada had somewhat different employee benefit plans than those VeriChip offer domestically, typically based on certain legal requirements in Canada.

Perquisites

VeriChip’s Board of Directors annually reviews the perquisites that members of senior management receive. With the exception of the perquisites received by Mr. Silverman, the cost to VeriChip of such perquisites is minimal. Under the terms of Mr. Silverman’s employment agreement with VeriChip, VeriChip was obligated to reimburse him for all reasonable travel, entertainment and other expenses incurred by him in connection with the performance of his duties and obligations under the agreement. In addition, consistent with his former employment agreement with Digital Angel, VeriChip was obligated to pay to Mr. Silverman $45,000 per year during the five-year term of his employment agreement, payable in two equal installments of $22,500 on each of January 15 and July 15, representing non-allocable expenses. Among the specific perquisites that Mr. Silverman was receiving at the time of his termination without cause in connection with the Xmark Transaction were:

•	an automobile allowance for two automobiles and other automobile expenses, including insurance, gasoline and maintenance costs;

•	tickets to sporting events used primarily for business entertainment purposes; and

•	a membership at a private club.

Pursuant to the terms of the letter agreement entered into with Mr. Silverman on December 31, 2008, Mr. Silverman is now entitled to the use of one car, leased by VeriChip, and other automobile expenses, including insurance, gasoline and maintenance costs.

VeriChip was also obligated to pay Mr. Caragol $10,000 per year, payable in two equal installments of $5,000 on each of January 15 and July 15, representing non-allocable expenses. Effective January 1, 2009, these payments ceased under the letter agreement VeriChip entered into with Mr. Caragol on December 31, 2008, as amended and restated on March 27, 2009.

Section 162(m) of the Internal Revenue Code

Section 162(m) of the Internal Revenue Code generally does not allow a deduction for annual compensation in excess of $1,000,000 paid to VeriChip’s named executive officers. This limitation on deductibility does not apply to certain compensation, including compensation that is payable solely on account of the attainment of one or more performance goals. VeriChip’s policy is generally to preserve the federal income tax deductibility of compensation, and VeriChip intends generally to qualify eligible compensation for the performance-based exception in order for compensation not to be subject to the limitation on deductibility imposed by Section 162(m) of the Internal Revenue Code; VeriChip may, however, approve compensation that may not be deductible if VeriChip determines that the compensation is in its best interests as well as the best interests of its stockholders.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information regarding compensation earned in or with respect to VeriChip’s fiscal year 2006, 2007 and 2008 by:

•	each person who served as its chief executive officer in 2008;

•	each person who served as its chief financial officer in 2008; and

•	one other individual who served as an executive officer during 2008 but was not serving in such capacity at the end of 2008, for whom disclosure is required under applicable rules of the Securities and Exchange Commission.

VeriChip refers to these officers collectively as its named executive officers.

Summary Compensation Table

										Non-Equity
						Stock		Option		Incentive Plan		All Other
Name and		Salary		Bonus		Awards		Awards		Compensation		Compensation		Total
Principal Position	Year	($)		($)		($)		($)		($)(1)		($)		($)

Scott R. Silverman(2)	2008	254,101	(3)	1,200,000		2,351,339	(4)	—		—		5,497,592	(5)	9,303,032
Chief Executive Officer	2007	420,000		—		2,097,899	(4)	—		800,000		104,980	(6)	3,422,879
and Executive Chairman	2006	400,323	(7)	900,000	(8)	154,762	(4)	—		—		3,403,016	(9)	4,858,101
of the Board of Directors
William J. Caragol(10)	2008	216,206	(11)	—		157,500	(13)	—		—		1,276,400	(15)	1,650,106
Acting Chief Financial	2007	174,808	(11)	25,000	(12)	119,562	(13)	92,692	(14)	450,000		15,251	(16)	877,313
Officer	2006	51,923	(11)	—		—		62,034	(14)	75,000		66,029		254,986
Daniel A. Gunther (17)	2008	134,311	(18)	—		—		—		171,518		815,500	(20)	1,121,329
Former Chief Executive	2007	225,309	(18)	—		119,562	(19)	—		370,370	(21)	1,940	(22)	717,181
Officer and President of	2006	188,354	(18)	—		—		—		200,490	(21)	588		389,432
Xmark Corporation

(1)	The amounts shown in this column were paid under the terms of its executive management incentive plan for fiscal year 2007, which were entered into with each of VeriChip’s named executive officers other than Daniel A. Gunther, for the achievement of specified performance objectives. Mr. Gunther’s senior management incentive compensation plan for fiscal year 2007, which sets forth performance objectives and related dollar amounts, contain the terms that govern his receipt of incentive compensation for fiscal year 2007. For a description of the material terms of each of these plans, see the discussion under “VeriChip’s 2007 Senior Management Incentive Compensation Plans and Comparable Arrangements.”

(2)	Mr. Silverman became its chief executive officer as of December 5, 2006. VeriChip terminated him without cause on July 18, 2008, in connection with the Xmark Transaction. On November 12, 2008, in connection with the purchase by R & R Consulting Partners, LLC (an entity that is owned and controlled by Mr. Silverman) of 45.7% of the outstanding shares of VeriChip’s common stock from Digital Angel, Mr. Silverman again became the chairman of its Board of Directors. On December 31, 2008, VeriChip entered into a letter agreement with Mr. Silverman effective December 1, 2008, which provides that Mr. Silverman will serve as VeriChip’s executive chairman from December 1, 2008 through December 31, 2009. Effective August 27, 2009, Mr. Silverman was reappointed as VeriChip’s chief executive officer.

(3)	Amount represents 2008 salary paid to Mr. Silverman until his termination on July 18, 2008.

(4)	Mr. Silverman received an award of 500,000 restricted shares of VeriChip’s common stock in December 2006 in connection with his appointment as its chief executive officer and 50,000 restricted shares of its common stock in January 2008. These shares vested on July 18, 2008. The dollar amount of this award reflected in the table represents the amount recognized in 2006, 2007, and 2008 for financial statement reporting purposes in accordance with FAS 123R without reduction for assumed forfeitures. The grant date fair value of the awards was $4,500,000 and $104,000 for the 500,000 and 50,000 shares, respectively, which amount has been determined in accordance with FAS 123R based on an estimated fair value of its common stock of $9.00 and $1.04 per share on December 31, 2006, as determined by VeriChip’s Board of Directors and management. The grant date fair value of each award was determined using the Black Scholes pricing model. The value realized from this grant will ultimately be determined by the price of its common stock when the restricted period ends, which may be less than the value assigned at the time of the grant. For more information regarding assumptions made in determining the amount under the Black Scholes pricing model, see Note 5 of its consolidated financial statements.

(5)	The amount shown includes (i) $300 in respect of group term life insurance provided to Mr. Silverman; (ii) a dividend of $1,162,500 paid to Mr. Silverman, which amount was not factored into the grant date fair value required to be reported for the stock award; (iii) $38,879 paid as vacation accrued in connection with Mr. Silverman’s termination; and (iv) $4,242,273 paid to Mr. Silverman under a separation agreement. See “Compensation of Scott R. Silverman” below for more information regarding the $4,242,273 payment. The amount shown also includes perquisites and other personal benefits aggregating $53,640, which were as follows:

Amount
of
Nature of Expense	Expense

Expense allowance	$45,000
Automobile allowance for two automobiles, maintenance and gasoline expenses	8,640

Total	$53,640

(6)	The amount shown includes (i) $300 in respect of group term life insurance provided to Mr. Silverman and (ii) amounts in respect of perquisites and other personal benefits aggregating $104,680. The perquisites and other personal benefits were as follows:

Amount
of
Nature of Expense	Expense

Expense allowance	$45,000
Automobile allowance for two automobiles, maintenance and gasoline expenses	33,266
* Other	26,414

Total	$104,680

*	Tickets to sporting events primarily provided for business entertainment purposes and related food and beverages, a club membership, home security monitoring service, and medical examinations.

(7)	Mr. Silverman’s salary for 2006 includes $377,799 paid by Digital Angel to Mr. Silverman from January 1, 2006 through December 4, 2006, during which time he served as the chief executive officer of Digital Angel. All such amounts were paid or accrued by Digital Angel and do not affect VeriChip’s financial statements.

(8)	In December 2006, Digital Angel’s Board of Directors determined to fix the amount payable to Mr. Silverman under the Digital Angel 2006 incentive and recognition policy in order to resolve and clarify outstanding compensation issues under the policy, given the wide range of potential payments under the policy and the timing of VeriChip’s initial public offering and how that would affect such range. Accordingly, Digital Angel fixed Mr. Silverman’s bonus for 2006 at $900,000. The amount is shown in the “Bonus” column instead of the “Non-Equity Incentive Compensation Plan” column as the amount paid was not determined solely by reference to the performance objectives set forth in the policy. All such amounts were paid or accrued by Digital Angel and do not affect VeriChip’s financial statements.

(9)	The amount shown includes (i) $3.3 million owed to Mr. Silverman under an agreement Digital Angel entered into with Mr. Silverman dated December 5, 2006 in connection with his agreeing to waive all of his rights under his employment agreement with Digital Angel (the majority of this amount was settled in the stock of Digital Angel, the value of which may be less when realized), (ii) amounts in respect of perquisites and other personal benefits aggregating $102,716 provided by Digital Angel, and (iii) $300 in respect of group term life insurance provided to Mr. Silverman. See “Compensation of Scott R. Silverman”

below for more information regarding the $3.3 million payment. All such amounts were paid or accrued by Digital Angel and do not affect VeriChip’s financial statements.

(10)	Mr. Caragol became its chief financial officer as of August 21, 2006 and its president as of May 4, 2007. Effective January 1, 2009, Mr. Caragol became VeriChip’s acting chief financial officer.

(11)	Mr. Caragol’s annual base salary in 2006, as specified in his offer letter with VeriChip, was $150,000. On March 2, 2007, VeriChip’s compensation committee approved an increase to Mr. Caragol’s base salary to $165,000. Then, on May 4, 2007, in connection with its Board’s decision to appoint Mr. Caragol to serve as its president, VeriChip’s compensation committee approved an increase in Mr. Caragol’s base salary to $185,000. In 2008, its compensation committee approved a further increase in Mr. Caragol’s base salary to $203,500. Included in 2008 was vacation paid in connection with the letter agreement dated December 31, 2008 which terminated the May 15, 2008 letter agreement.

(12)	On March 2, 2007, VeriChip’s compensation committee approved a discretionary bonus to Mr. Caragol in the amount of $25,000.

(13)	On March 2, 2007, Mr. Caragol and Mr. Gunther each received a restricted stock award of 50,000 restricted shares of VeriChip’s common stock. On April 28, 2008, Mr. Gunther voluntarily entered into a termination agreement with VeriChip to terminate his restricted stock award of 50,000 restricted shares of its common stock. Mr. Caragol’s award vested on July 18, 2008. The dollar amount of each award reflected in the table represents the amount recognized in 2008 and 2007 for financial statement reporting purposes in accordance with FAS 123R without reduction for assumed forfeitures. The grant date fair value of each award, determined using the Black Scholes pricing model, is reflected in the Grants of Plan-Based Awards table below. For information regarding assumptions made in determining the amount under the Black Scholes pricing model, see Note 5 of its consolidated financial statements.

(14)	In connection with Mr. Caragol’s appointment as its chief financial officer, on August 14, 2006, the compensation committee of VeriChip’s Board of Directors authorized the grant to Mr. Caragol of options exercisable for 50,000 shares of its common stock. The options were scheduled to vest equally over a three-year period. The dollar amount of this award reflected in the table represents the amount recognized in 2006 and 2007 for financial statement reporting purposes in accordance with FAS 123R, without reduction for assumed forfeitures, determined by reference to that portion of the vesting period that occurred in 2006 and 2007 based on the grant date fair value of the award. The grant date fair value of the award was $278,581, which was determined using the Black Scholes pricing model. For information regarding assumptions made in determining the amount under the Black Scholes pricing model, see Note 5 of VeriChip’s consolidated financial statements for the year ended December 31, 2008, included in VeriChip’s Annual Report on Form 10-K.

(15)	The amount represents payments made to Mr. Caragol (i) related to a change in control payment received in connection with the Xmark Transaction in the amount of $1,141,400; and (ii) a dividend payment in the amount of $135,000, which amount was not factored into the grant date fair value, as VeriChip had no plans, nor did it expect, to issue dividend distributions at that time.

(16)	The amount represents an expense allowance received by Mr. Caragol for 2007 in the amount of $10,000 and tickets to sporting events primarily provided for business entertainment purposes and related food and beverages.

(17)	Mr. Gunther served as its president from June 10, 2005 through March 2, 2007. On March 2, 2007, Mr. Gunther resigned his duties as its president and assumed the title and responsibilities of chief executive officer and president of VeriChip Canada and VHI, which companies were amalgamated and are now known as Xmark Corporation. In connection with the Xmark Transaction, The Stanley Works assumed Mr. Gunther’s employment agreement, as amended. As a result, VeriChip’s employment of Mr. Gunther terminated on July 18, 2008.

(18)	Mr. Gunther’s annual base salary was paid in Canadian dollars. The 2006 base salary reported has been converted to U.S. dollars using the average exchange rate for 2006 of 1.136 Canadian dollars for each U.S. dollar. The 2007 base salary reported has been converted to U.S. dollars using the average exchange rate for 2007 of 1.08 Canadian dollars for each U.S. dollar. The 2008 base salary reported has been converted to U.S. dollars using the average exchange rate for 2008 of 1.01 for each U.S. dollar.

(19)	The amount reported in the table has been converted to U.S. dollars using the average exchange rate for 2006, 2007 and 2008 of 1.136, 1.08 and 1.01, respectively, Canadian dollars for each U.S. dollar.

(20)	Represents amount paid to Mr. Gunther in satisfaction of any amounts due to Mr. Gunther under both the February 11, 2008 Letter Agreement and the Executive Management Change in Control Plan in connection with the Xmark Transaction, as well as the cost of group term life insurance VeriChip maintained on behalf of Mr. Gunther.

(21)	The amount reported in the table has been converted to U.S. dollars using the average exchange rate for 2006, 2007 and 2008 of 1.136, 1.08 and 1.01, respectively, Canadian dollars for each U.S. dollar.

(22)	This amount represents the cost of group term life insurance VeriChip maintained on behalf of Mr. Gunther and home internet service.

2008 Grants of Plan-Based Awards

Set forth in the table below is information regarding stock awards granted by the compensation committee of VeriChip’s Board of Directors to its named executive officers in 2008, reflected on an individual grant basis.

These represent all of the grants of awards by VeriChip to its named executive officers under any plan during or with respect to 2008.

2008 Grants of Plan-Based Awards

		All Other	All Other
		Stock	Option
		Awards:	Awards:
		Number of	Number of	Exercise or	Grant Date
		Shares of	Securities	Base Price of	Fair Value of
		Stock or	Underlying	Option	Stock and
		Units	Options	Awards	Option
Name	Grant Date	(#)	(#)	($/Sh)	Awards(1)

Scott R. Silverman	1/24/2008	50,000 (2)	—	—	$104,000
William J. Caragol	1/24/2008	50,000 (2)	—	—	$104,000
Daniel A. Gunther	1/24/2008	50,000 (3)	—	—	$104,000

(1)	The grant date fair value of the equity award was determined under the Black Scholes pricing model in accordance with FAS 123R. For information regarding assumptions made in determining the amount under the Black Scholes pricing model, see Note 5 to VeriChip’s consolidated financial statements for the year ended December 31, 2008, included in this joint proxy statement/prospectus.

(2)	The restricted stock vested on July 18, 2008 upon the closing of the Xmark Transaction.

(3)	On April 28, 2008, Mr. Gunther voluntarily entered into a termination agreement with VeriChip to terminate his restricted stock award of 50,000 restricted shares of VeriChip’s common stock.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Executive Employment Arrangements

Scott R. Silverman

Scott R. Silverman was appointed as its chief executive officer effective December 5, 2006 and entered into an employment and non-compete agreement with VeriChip dated December 5, 2006. The employment agreement provided for an initial base salary of $420,000 per year, with the base salary being subject to an annual increase of no less than 10% in each of the second and third years of the term of the agreement. The term of the agreement was five years from the effective date. However, the agreement was terminated on July 18, 2008 when VeriChip terminated Mr. Silverman without cause in connection with the Xmark Transaction. Under his employment agreement, Mr. Silverman was entitled to all benefits for which VeriChip’s salaried employees are generally eligible under either compensation or employee benefit plans and programs, on the same basis as its similarly situated executive employees. During his employment, Mr. Silverman participated in VeriChip’s then 401(k) plan and Company-paid health insurance. He was reimbursed for reasonable business expenses and was provided the use of automobiles leased by VeriChip. In addition, annual dues relating to Mr. Silverman’s membership at a private club were paid for by VeriChip. The membership dues at the private club were approximately $3,198 per year. He also received a Company-paid $2,000,000 executive term life policy, under which VeriChip was the beneficiary of $1,750,000. In addition, VeriChip was obligated to pay to Mr. Silverman $45,000 per year during the term of the agreement, payable in two equal installments of $22,500 on or before January 15 and July 15, representing non-allocable expenses that were deemed to be additional compensation to Mr. Silverman.

The employment agreement specified that Mr. Silverman was eligible to receive incentive bonus compensation for each calendar year during the term of the agreement in an amount to be reasonably determined by its Board of Directors. VeriChip’s Board had to consider bonuses paid by similarly situated employers to similarly situated employees in making its determination. On April 2, 2007, its compensation committee approved an executive management incentive compensation plan for fiscal year 2007 for Mr. Silverman. Under the plan, Mr. Silverman was able to earn up to $1,550,000 and earned $800,000. The employment agreement contemplated similar plans for each year of its term.

Under the employment agreement, Mr. Silverman received 500,000 shares of restricted common stock. The shares were subject to substantial risk of forfeiture in the event that Mr. Silverman resigned or VeriChip terminated his employment for cause on or before December 31, 2008. Since VeriChip terminated Mr. Silverman without cause in connection with the Xmark Transaction, this forfeiture restriction lifted on July 18, 2008.

Under the separation agreement between Mr. Silverman and VeriChip, dated May 15, 2008, Mr. Silverman was prohibited, for a period of two years from the closing of the Xmark Transaction (in other words, through July 18, 2010), from competing with VeriChip or any of its affiliates by directly or indirectly engaging in its business within the radio-frequency identification technology market space or by engaging in any business comparable to VeriChip’s or to that of its affiliates at any location at which VeriChip or its affiliates conduct business or provide any services. However, if (1) VeriChip’s VeriMed Health Link business was not sold or transferred to a third party, or (2) VeriChip’s VeriMed Health Link business was sold or transferred to Mr. Silverman or one of his affiliates, Mr. Silverman would not be subject to the portion of this restriction that applies to its VeriMed Health Link business; but, in either such event, he would remain subject to all portions of the restriction that do not apply to its VeriMed Health Link business. The separation agreement also included a provision relating to non-disclosure of proprietary information.

Under Mr. Silverman’s separation agreement, Mr. Silverman earned a bonus payment in the amount of $1.2 million upon the closing of the Xmark Transaction, payable in two installments. One installment was paid on July 18, 2008 in the amount of $1,080,000, and the remaining installment of $120,000 was paid in July of 2009 upon the release of the funds that were escrowed in connection with the Xmark Transaction. The $120,000 was expensed during the year ended December 31, 2008.

On December 31, 2008, VeriChip and Mr. Silverman entered into a letter agreement pursuant to which, effective December 1, 2008 through December 31, 2009, he serves as its executive chairman, unless the term is amended or the letter agreement is terminated. Mr. Silverman would receive 601,852 shares on the later to occur of (i) stockholder approval of its Amended and Restated 2007 Stock Incentive Plan (the “Amended Plan”) or (ii) the filing of the Form S-8, as amended, to reflect the Amended Plan (hereinafter, the “Grant Date”). Mr. Silverman was granted the shares on February 20, 2009. If Mr. Silverman remains involved in VeriChip’s day-to-day management (as determined by its board of directors), the shares will vest upon the earlier to occur of (i) January 1, 2010 or (ii) a Change in Control. The shares are subject to forfeiture in the event that Mr. Silverman fails to remain involved in its day-to-day management (as determined by VeriChip’s board of directors) until the earlier to occur of (i) January 1, 2010 or (ii) a Change in Control.

In the event of a Change in Control during 2009, if Mr. Silverman (i) becomes or remains a director of the acquiring company, or in the case of a merger, the surviving entity, and (ii) does not voluntarily resign as a director for 12 months from the closing of the Change in Control transaction, Mr. Silverman will receive

$25,000 per month for a period of not less than 12 months from the closing of the Change in Control transaction.

The term Change in Control is defined below under the heading, “Potential Payments Upon Termination or Change in Control — Scott R. Silverman”.

Mr. Silverman is entitled to the use of one car through December 31, 2009 and will no longer be entitled to receive any form of bonus or incentive compensation for services rendered to VeriChip during fiscal years ended December 31, 2008 and 2009. The letter agreement also provides for the termination of the separation agreement, dated May 15, 2008, as amended, between VeriChip and Mr. Silverman, provided that sections I.B.(regarding the transaction bonus payment for the Xmark Transaction), I.E. (regarding discharge of VeriChip’s obligations to Mr. Silverman), II.B. (regarding cooperation by Mr. Silverman in connection with business matters) and II.C. (regarding Mr. Silverman’s waiver and release of certain rights, claims and actions) of the separation agreement will survive.

For a more detailed description of the termination and change in control provisions of this letter agreement, see “Potential Payments Upon Termination or Change in Control — Scott R. Silverman” below.

William J. Caragol

William J. Caragol was appointed as VeriChip’s chief financial officer effective August 21, 2006 and entered into an offer letter with VeriChip dated August 2, 2006. The offer letter provides for an initial base salary of $150,000 per year and other benefits generally available for similarly situated employees, such as participation in VeriChip’s 401(k) plan and Company-paid health insurance. In addition, pursuant to the offer letter, certain of the moving and related expenses associated with the relocation of Mr. Caragol and his family from Northern Virginia to Florida were paid or reimbursed by VeriChip. On March 2, 2007, the compensation committee approved an increase in Mr. Caragol’s base salary to $165,000. Then, on May 4, 2007, in connection with its Board’s decision to appoint Mr. Caragol to serve as its president, the compensation committee approved an increase in Mr. Caragol’s base salary to $185,000. In 2008, the compensation committee approved a further increase in Mr. Caragol’s base salary to $203,500.

The offer letter includes provisions relating to ownership of proprietary information, disclosure and ownership of inventions and non-solicitation of customers. Mr. Caragol has agreed that, while VeriChip’s employee and for the one-year period following the end of his employment, he will not, directly or indirectly, attempt to solicit or in any other way disturb or service any person, firm or corporation that has been a customer, employee or vendor of VeriChip’s, or that of its current or future affiliates, at any time within one year prior to the end of his employment. On April 2, 2007, its compensation committee approved an executive management incentive compensation plan for fiscal year 2007 for Mr. Caragol. Under the plan, Mr. Caragol was able to earn up to $875,000 and earned $450,000.

In connection with the Xmark Transaction, on May 15, 2008, VeriChip entered into a letter agreement with Mr. Caragol, which affirmed that VeriChip desired to retain Mr. Caragol as its president and chief financial officer following the closing of the Xmark Transaction, confirmed that Mr. Caragol’s base salary would remain at $203,500 per year, and outlined the bonus compensation for which Mr. Caragol would be eligible.

On December 31, 2008, VeriChip and Mr. Caragol entered into a letter agreement pursuant to which, effective January 1, 2009, Mr. Caragol serves as VeriChip’s acting chief financial officer. The letter agreement had a term ending on July 31, 2009. Mr. Caragol ceased receiving salary and health benefits on January 1, 2009. On March 27, 2009, VeriChip and Mr. Caragol amended and restated the letter agreement, which has a term ending January 1, 2010. In July 2009, Mr. Caragol received a one-time discretionary bonus in the amount of $50,000 for his efforts relating to the release of the funds that were escrowed in connection with the Xmark Transaction.

Compensation due to Mr. Caragol under letter agreement dated December 31, 2008 was in the form of shares of restricted common stock in the amount of 518,519. The grant of the shares would take place on the Grant Date. Mr. Caragol was granted the shares on February 20, 2009. The shares vested according to the following schedule: (i) 20% would vest on the Grant Date; (ii) 40% would vest on April 1, 2009; and (iii) 40% would vest on July 31, 2009. However, in the event of a Change in Control and if Mr. Caragol is terminated without cause (as defined below), the shares will immediately vest. The shares are subject to forfeiture in the event Mr. Caragol is terminated for cause, which is defined as (i) Mr. Caragol’s conviction of a felony; (ii) Mr. Caragol’s being prevented from providing services to VeriChip under the letter agreement as a result of Mr. Caragol’s violation of any law, regulation and/or rule; or (iii) Mr. Caragol’s non-performance or non-observance in any material respect of any requirement with respect to Mr. Caragol’s obligations under the letter agreement.

The March 27, 2009 letter agreement amended and restated the December 31, 2008 letter agreement as follows:

•	The March 27, 2009 letter agreement is effective from December 31, 2008 until January 1, 2010, an extension from the December 31, 2008 letter agreement, which was effective through July 31, 2009;

•	The 518,519 shares of restricted stock issued to Mr. Caragol pursuant to the December 31, 2008 letter agreement will be forfeited before vesting in the event Mr. Caragol fails to remain involved in the day-to-day management of VeriChip until the earlier to occur of January 1, 2010 or a Change in Control of VeriChip; and

•	Unless forfeited before vesting, 80% of the restricted stock will vest on January 1, 2010.

The term Change in Control is defined below under the heading, “Potential Payments Upon Termination or Change in Control — William J. Caragol”.

The March 27, 2009 letter agreement also provides for the termination of all compensation-related plans currently in place between Mr. Caragol and VeriChip, including the letter agreement, dated May 15, 2008, between Mr. Caragol and VeriChip, provided that the waiver/release provisions of such letter will survive.

For a description of the termination and change in control provisions of Mr. Caragol’s letter agreement, see “Potential Payments Upon Termination or Change in Control — William J. Caragol” below.

Daniel A. Gunther

Daniel A. Gunther was appointed as VeriChip’s president effective June 10, 2005. Mr. Gunther entered into an employment agreement with VeriChip dated August 11, 2005, with an effective date of June 10, 2005, which provided for an initial base salary of CDN $210,000 per year and other benefits generally available for similarly situated employees, such as company-paid health insurance. On March 2, 2007, the employment agreement was amended to increase Mr. Gunther’s annual salary to CDN $250,000 as a result of his appointment as president and chief executive officer of the Canadian subsidiaries.

The employment agreement included provisions relating to ownership of proprietary information, disclosure and ownership of inventions and non-solicitation of customers. In the last regard, Mr. Gunther agreed that, while its employee and for the one-year period following the end of his employment, he would not, directly or indirectly, attempt to solicit or in any other way disturb or service any person, firm or corporation that has been a customer, employee or vendor of VeriChip, or that of its current or future affiliates, at any time within one year prior to the end of his employment by VeriChip.

In connection with the Xmark Transaction, The Stanley Works assumed Mr. Gunther’s employment agreement, as amended. As a result, its employment of Mr. Gunther terminated on July 18, 2008.

Outstanding Equity Awards as Of December 31, 2008

The following table provides information as of December 31, 2008 regarding unexercised stock options outstanding held by Messrs. Caragol and Gunther. Mr. Silverman did not have any equity awards outstanding as of December 31, 2008.

Outstanding Equity Awards as Of December 31, 2008

Stock Awards
Equity
								Equity	Incentive
								Incentive	Plan
								Plan	Awards:
	Option Awards							Awards:	Market
			Equity					Number	or Payout
			Incentive					of	Value of
			Plan			Number		Unearned	Unearned
			Awards:			of Shares	Market	Shares,	Shares,
	Number of		Number of			or Units	Value of	Units or	Units or
	Securities	Number of	Securities			of Stock	Shares or	Other	Other
	Underlying	Securities	Underlying			That	Units of	Rights	Rights
	Unexercised	Underlying	Unexercised	Option		Have	Stock That	That	That
	Options	Unexercised	Unearned	Exercise	Option	Not	Have Not	Have Not	Have Not
	(#)	Options (#)	Options	Price	Expiration	Vested	Vested	Vested	Vested
Name	Exercisable(1)	Unexercisable	(#)	($)(2)	Date	(#)	($)	(#)	($)

Daniel A. Gunther	55,556	—	—	$7.425	8/11/2013	—	—	—	—
William J. Caragol	50,000	—	—	$9.990	8/21/2016	—	—	—	—

(1)	On July 18, 2008, all stock option awards and restricted stock awards that had previously been granted under VeriChip’s 2002 Flexible Stock Plan, its 2005 Flexible Stock Plan, and its 2007 Stock Incentive Plan vested upon the closing of Xmark Transaction.

(2)	The exercise price of VeriChip stock options reflected in the table represents the estimated fair market value of VeriChip’s common stock on the date of grant, as determined by VeriChip’s management and Board of Directors.

2008 Option Exercises and Stock Vested

The following table provides information on stock options exercised and restricted stock vested during its last completed fiscal year.

	Option Awards		Stock Awards
	Number of		Number of
	Shares		Shares
	Acquired on	Value Realized	Acquired on	Value Realized
	Exercise	on Exercise	Vesting	on Vesting
Name	(#)	($)(1)	(#)	($)(2)

Scott R. Silverman	—	—	550,000	$924,000
	211,111	$311,389	—	—
	100,000	$57,500	—	—
William J. Caragol	—	—	100,000	$168,000
Daniel A. Gunther	—	—	—	—

(1)	Represents the aggregate dollar amount realized by determining the difference between the market price of the underlying securities at exercise and the exercise price of the options.

(2)	Represents the aggregate dollar amount realized upon vesting by multiplying the number of shares of stock by the market value of the underlying shares on the vesting date of July 18, 2008, or $1.68.

Pension Benefits

None of VeriChip’s named executive officers are covered by a pension plan or other similar benefit plan that provides for payments or other benefits at, following, or in connection with retirement.

Nonqualified Deferred Compensation

None of VeriChip’s named executive officers are covered by a defined contribution or other plan that provides for the deferral of compensation on a basis that is not tax-qualified.

Potential Payments Upon Termination or Change in Control

Scott R. Silverman

Mr. Silverman was terminated without cause on July 18, 2008, the day on which the Xmark Transaction closed. Under the separation agreement between Mr. Silverman and VeriChip, dated May 15, 2008, VeriChip paid him a separation payment in the amount of approximately $3.2 million and incentive compensation in the amount of approximately $1.0 million, less all deductions and withholdings, in full and final satisfaction of the amounts due to Mr. Silverman pursuant to the terms of his employment agreement.

On December 31, 2008, VeriChip and Mr. Silverman entered into a letter agreement pursuant to which, effective December 1, 2008 through December 31, 2009, he serves as its executive chairman, unless the term is amended or the letter agreement is terminated. Pursuant to the letter agreement, if a Change in Control (as defined below) had been effective as of December 31, 2008, Mr. Silverman would have received no cash benefit and his 601,852 restricted shares of its common stock would have vested assuming the restricted shares had been issued. In the event Mr. Silverman’s employment with VeriChip was terminated (with or without cause) as of December 31, 2008, he would not be entitled to any cash payment and if the 601,852 restricted shares of its common stock were not yet vested, they would be forfeited.

If a Change in Control occurs during 2009, and if Mr. Silverman (i) becomes or remains a director of the acquiring company, or in the case of a merger, the surviving entity, and (ii) does not voluntarily resign as a director for 12 months from the closing of the Change in Control transaction, Mr. Silverman will receive $25,000 per month for a period of not less than 12 months from the closing of the Change in Control transaction, for a total of $300,000. In addition, upon the Change in Control, the 601,852 restricted shares of VeriChip’s common stock Mr. Silverman is eligible to receive in connection with the execution of the letter agreement will vest provided that Mr. Silverman is involved in the day-to-day management of VeriChip and assuming the restricted shares will be issued. In the event Mr. Silverman’s employment with VeriChip is terminated (with or without cause) in 2009, he would not be entitled to any cash payment and if the 601,852 restricted shares of its common stock were not yet vested, they would be forfeited.

Change in Control means the happening of any of the following:

(i) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” as such term is used in Section 13(d) and 14(d) of the Exchange Act (other than any trustee or other fiduciary holding securities under any employee benefit plan of VeriChip’s, or any company owned, directly or indirectly, by its stockholders in substantially the same proportions as their ownership of its stock), is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of VeriChip’s securities representing more than 50% of the combined voting power of VeriChip’s then outstanding securities entitled generally to vote in the election of the Board (other than the occurrence of any contingency);

(ii) VeriChip’s stockholders approve a merger or consolidation of VeriChip with any other corporation or entity, which is consummated, other than a merger or consolidation which would result in its voting securities outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of its voting securities or such surviving entity outstanding immediately after such merger or consolidation; or

(iii) the effective date of a complete liquidation of VeriChip or the consummation of an agreement for the sale or disposition by VeriChip of all or substantially all of VeriChip’s assets, which in both cases are approved by its stockholders as may be required by law.

William J. Caragol

On December 31, 2008, VeriChip and Mr. Caragol entered into a letter agreement pursuant to which, effective January 1, 2009, Mr. Caragol serves as its acting chief financial officer. The letter agreement had a term ending on July 31, 2009. Mr. Caragol ceased receiving salary and health benefits on January 1, 2009. On March 27, 2009, VeriChip and Mr. Caragol amended and restated the letter agreement, which has a term ending January 1, 2010.

Pursuant to the December 31, 2008 letter agreement, if a Change in Control had become effective on December 31, 2008 and if Mr. Caragol had been terminated without cause on December 31, 2008, the 518,519 restricted shares of VeriChip’s common stock would have vested immediately, assuming the restricted stock had been issued. If Mr. Caragol had been terminated for cause on December 31, 2008, the shares would have been forfeited. No other payments would be due under the letter agreement to Mr. Caragol in the event of a Change in Control or termination (with or without cause).

Pursuant to the March 27, 2009 letter agreement, if a Change in Control had become effective on December 31, 2008, Mr. Caragol would have received no cash benefit and his 518,519 shares of VeriChip’s common stock would have vested assuming the restricted shares had been issued. In the event Mr. Caragol’s employment with VeriChip was terminated (with or without cause) as of December 31, 2008, he would not be entitled to any cash payment and if the 518,519 restricted shares of its common stock were not yet vested, they would be forfeited. No other payments would be due under the letter agreement to Mr. Caragol in the event of a Change in Control or termination (with or without cause).

The term “Change in Control” has the same meaning as provided above under the description of Mr. Silverman’s potential termination and Change in Control payments. The term “cause” is defined above under the heading, “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table — Executive Employment Arrangements — William J. Caragol.”

Daniel A. Gunther

In connection with the Xmark Transaction, The Stanley Works assumed Mr. Gunther’s employment agreement, as amended. As a result, VeriChip’s employment of Mr. Gunther terminated on July 18, 2008. Alongside the termination of his employment and in accordance with the letter agreement and release between Mr. Gunther and VeriChip, dated July 17, 2008, VeriChip paid Mr. Gunther US$815,000 in full and final satisfaction of any and all amounts due to Mr. Gunther under both the February 11, 2008 Letter Agreement and the Executive Management Change in Control Plan.

Director Compensation

The following table provides compensation information for persons serving as members of VeriChip’s Board of Directors during 2008.

2008 Director Compensation

					Change in
					Pension Value
	Fees				and
	Earned			Non-Equity	Nonqualified
	or Paid	Stock	Option	Incentive Plan	Deferred	All Other
	in Cash	Awards	Awards	Compensation	Compensation	Compensation	Total
Name	($)	($)(1)	($)(1)	($)	Earnings	($)	($)

Jeffrey S. Cobb(2)	60,000	208,000	50,676			135,000	110,676
Barry M. Edelstein(3)	65,000	208,000	20,883			135,000	85,883
Steven R. Foland(4)	57,500	121,500	—			67,500	57,500
Paul C. Green(5)	61,000	208,000	153,297			135,000	214,297
Joseph J. Grillo(6)	—		—				—
Michael E. Krawitz(7)	7,500		—			145,000	152,500
Daniel E. Penni(8)	5,000		55,187				60,187
Constance K. Weaver(9)	5,000		55,187				60,187

(1)	The dollar amount of this award reflected in the table represents the amount recognized in 2008 for financial statement reporting purposes in accordance with FAS 123R. For information regarding assumptions made in determining the amount under the Black Scholes pricing model, see Note 5 of its consolidated financial statements for the year ended December 31, 2008, included in this joint proxy statement/prospectus.

(2)	As of December 31, 2008, Mr. Cobb held options to purchase 25,000 shares of its common stock. Mr. Cobb was awarded 100,000 shares of restricted stock on January 24, 2008, which vested on July 18, 2008. On August 28, 2008, Mr. Cobb received a dividend of $135,000.

(3)	As of December 31, 2008, Mr. Edelstein held options to purchase 25,000 shares of VeriChip’s common stock. Mr. Edelstein was awarded 100,000 shares of restricted stock on January 24, 2008, which vested on July 18, 2008. On August 28, 2008, Mr. Edelstein received a dividend of $135,000.

(4)	As of December 31, 2008, Mr. Foland held no options to purchase shares of VeriChip’s common stock. Mr. Foland was awarded 50,000 shares of restricted stock on February 21, 2008, which vested on July 18, 2008. On August 28, 2008, Mr. Foland received a dividend of $67,500.

(5)	As of December 31, 2008, Mr. Green held options to purchase 69,444 shares of VeriChip’s common stock. On November 13, 2008, Mr. Green resigned from its board of directors. Mr. Green was awarded 100,000 shares of restricted stock on January 24, 2008, which vested on July 18, 2008. On August 28, 2008, Mr. Green received a dividend of $135,000.

(6)	As of December 31, 2008, Mr. Grillo held no options to purchase shares of VeriChip’s common stock. Mr. Grillo resigned from its board of directors effective July 18, 2008.

(7)	As of December 31, 2008, Mr. Krawitz held no options to purchase shares of VeriChip’s common stock. From January to October 2008, Mr. Krawitz received $70,000 in consulting fees. On August 28, 2008, Mr. Krawitz received a dividend of $75,000.

(8)	As of December 31, 2008, Mr. Penni held options to purchase 25,000 shares of VeriChip’s common stock. On January 11, 2008, Mr. Penni resigned from its board of directors.

(9)	As of December 31, 2008, Ms. Weaver held options to purchase 69,444 shares of VeriChip’s common stock. On January 11, 2008, Ms. Weaver resigned from its board of directors.

VeriChip’s Board of Directors approved that each of its non-employee directors would receive cash compensation for his or her service as a director, effective upon it becoming a public company in February 2007, as follows:

•	a quarterly fee of $5,000; and

•	an additional quarterly fee of $1,000 to the chairperson of VeriChip’s audit committee.

On February 21, 2008, VeriChip’s Board of Directors increased non-employee director compensation from $5,000 to $7,500 per quarter. A non-employee director serving as chairman of a committee will receive an additional $2,500 per quarter. VeriChip’s non-employee directors will also continue to be reimbursed for out-of-pocket expenses incurred in attending Board and board committee meetings. In 2009, directors may elect to receive their fees in the form of restricted stock.

On December 31, 2008, VeriChip’s board of directors approved a grant of 100,000 shares of restricted stock to each of Messrs. Cobb, Edelstein, Foland and Krawitz when VeriChip filed a Form S-8 registering the Amended Plan. The restricted stock was granted on February 20, 2009 and vests on the earlier to occur of January 1, 2010 or a Change in Control (as defined in the Amended Plan).

Information about Corporate Governance, the Board of Directors and Committees

Board Composition

VeriChip’s Board of Directors currently consists of five members: Scott R. Silverman, Jeffrey S. Cobb, Barry M. Edelstein, Steven R. Foland and Michael E. Krawitz. VeriChip’s Board of Directors determined that three of its five directors are independent under the standards of the Nasdaq Capital Market. In addition, both Daniel E. Penni, who served on its Board of Directors from June 2004 until January 2008, and Constance K. Weaver, who served on its Board of Directors from February 2005 until January 2008, had been determined independent under the standards of the Nasdaq Capital Market during their respective terms of service.

Immediately following the effective time of the merger, the board of directors of VeriChip will consist of five members with four individuals designated by VeriChip and one individual designated by Steel Vault. Because the VeriChip board of directors currently consists of five individuals, it is anticipated that one of the members of the then-current VeriChip board of directors will resign from the VeriChip board of directors and/or will no longer continue to serve as a director.

Committees and Meetings of the Board

The Board of Directors held 17 meetings during 2008 and acted by unanimous written consent in lieu of a meeting 3 times. During 2008, all directors attended 75% or more of the meetings of the Board of Directors and committees to which they were assigned. VeriChip encourages each member of its Board of Directors to attend VeriChip’s Annual Meeting of Stockholders. At VeriChip’s 2008 Annual Meeting of Stockholders, Scott R. Silverman was the only director present.

VeriChip’s Board of Directors has the authority to appoint board committees to perform certain management and administrative functions. VeriChip’s Board of Directors currently has an audit committee, a compensation committee, and a nominating and governance committee. The members of each committee are appointed annually by the Board of Directors.

Audit Committee

VeriChip’s audit committee currently consists of Steven R. Foland, Jeffrey S. Cobb and Barry M. Edelstein. Mr. Foland chairs the audit committee. VeriChip’s Board of Directors has determined that each of the members of its audit committee is “independent,” as defined under, and required by, the federal securities laws and the rules of the SEC, including Rule 10A-3(b)(i) under the Securities and Exchange Act of 1934, as amended, or the Exchange Act, as well as the listing standards of the Nasdaq Capital Market. VeriChip’s Board of Directors has determined that Mr. Foland qualifies as an “audit committee financial expert” under applicable federal securities laws and regulations, and has the “financial sophistication” required under the listing standards of the Nasdaq Capital Market. During 2008, its audit committee held 7 meetings and acted by unanimous written consent in lieu of a meeting 1 time. A copy of the current audit committee charter is available on VeriChip’s website at www.verichipcorp.com.

The audit committee assists VeriChip’s Board of Directors in its oversight of:

•	its accounting, financial reporting processes, audits and the integrity of its financial statements;

•	its independent auditor’s qualifications, independence and performance;

•	its compliance with legal and regulatory requirements;

•	its internal accounting and financial controls; and

•	its audited financial statements and reports, and the discussion of the statements and reports with management, including any significant adjustments, management judgments and estimates, new accounting polices and disagreements with management.

The audit committee has the sole and direct responsibility for appointing, evaluating and retaining VeriChip’s independent auditors and for overseeing their work. All audit and non-audit services to be provided to VeriChip by its independent auditors must be approved in advance by its audit committee, other than de minimis non-audit services that may instead be approved in accordance with applicable rules of the SEC.

Compensation Committee

VeriChip’s compensation committee currently consists of Jeffrey S. Cobb, Steven R. Foland and Barry M. Edelstein. Mr. Cobb chairs the compensation committee. VeriChip’s Board of Directors has determined that each of the members of VeriChip’s compensation committee is “independent,” as defined under, and required by, the rules of the Nasdaq Capital Market. During 2008, its compensation committee held 13 meetings and acted by unanimous written consent in lieu of a meeting 4 times. A copy of the current compensation committee charter is available on its website at www.verichipcorp.com.

VeriChip’s compensation committee assists its Board of Directors in the discharge of its responsibilities relating to compensation of its executive officers. Specific responsibilities of its compensation committee include:

•	reviewing and recommending to its Board approval of the compensation, benefits, corporate goals and objectives of its chief executive officer and its other executive officers;

•	evaluating the performance of its executive officers; and

•	administering its employee benefit plans and making recommendations to its Board of Directors regarding these matters.

The compensation committee has the authority to delegate any of its responsibilities to one or more subcommittees as the committee may from time to time deem appropriate and may ask members of management, employees, outside counsel, or others whose advice and counsel are relevant to the issues then being considered by the compensation committee to attend any meetings and to provide such pertinent information as the compensation committee may request. VeriChip’s chief executive officer has historically played a significant role in the determination of compensation, and attended 1 meeting of the compensation committee during 2008. VeriChip expects that the compensation committee will continue to solicit input from its chief executive officer or president with respect to compensation decisions affecting other members of its senior management.

Nominating and Governance Committee

VeriChip’s nominating and governance committee currently consists of Barry M. Edelstein and Jeffrey S. Cobb. Mr. Edelstein chairs the nominating and governance committee. VeriChip’s Board of Directors has determined that each of the members of its nominating and governance committee is “independent,” as defined under, and required by, the rules of the Nasdaq Capital Market. During 2008, the nominating and governance committee held 3 meetings and acted by unanimous written consent in lieu of a meeting 1 time. A copy of the current nominating and governance committee charter is available on its website at www.verichipcorp.com.

The primary responsibilities of VeriChip’s nominating and governance committee include:

•	identifying, evaluating and recommending nominees to its Board of Directors and its committees;

•	evaluating the performance of its Board of Directors and of individual directors;

•	ensuring that VeriChip and its employees maintain the highest standards of compliance with both external and internal rules, regulations and good practices; and

•	reviewing developments in corporate governance practices, evaluating the adequacy of its corporate governance practices and reporting and making recommendations to its Board of Directors concerning corporate governance matters.

Stockholder Nominations for Directors

The nominating and governance committee considers possible candidates for directors from many sources, including from stockholders. If a stockholder wishes to recommend a nominee for director, written notice should be sent to the Corporate Secretary in accordance with the instructions set forth earlier in this joint proxy statement/prospectus under “The Special and Annual Meeting of VeriChip Stockholders — Stockholder Proposals for 2010 Annual Meeting.” Each written notice must set forth as to each person whom the stockholder proposes to nominate: (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares of VeriChip’s capital stock that are owned beneficially or of record by the person and (D) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act of 1934 and the rules and regulations promulgated thereunder.

As to the stockholder giving the notice: (A) the name and record address of such stockholder and the name and address of the beneficial owner, if any, on whose behalf the nomination is made, (B) the class or series and number of shares of VeriChip’s capital stock that are owned beneficially and of record by such stockholder and the beneficial owner, if any, on whose behalf the nomination is made, (C) a description of all arrangements or understandings relating to the nomination to be made by such stockholder among such stockholder, the beneficial owner, if any, on whose behalf the nomination is made, each proposed nominee and any other person or persons (including their names), (D) a representation that such stockholder intends to appear in person or by proxy at the Annual Meeting to nominate the persons named in its notice and (E) any other information relating to such stockholder and the beneficial owner, if any, on whose behalf the nomination is made that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

Qualifications of Candidates and Process for Identifying Candidates for Election to the Board of Directors

The nominating and governance committee evaluates the suitability of potential candidates nominated by stockholders in the same manner as other candidates recommended to the nominating and corporate governance committee, based on certain criteria for selecting new directors. Such criteria includes the possession of such knowledge, experience, skills, expertise and diversity so as to enhance the Board of Directors’ ability to manage and direct VeriChip’s affairs, including, when applicable, to enhance the ability of the committees of the Board of Directors to fulfill their duties and to satisfy and independence requirements imposed by applicable law, regulation, or stock exchange listing requirement. After the nominating and corporate governance committee evaluates the suitability of potential candidates, it recommends the director nominees for election to the Board of Directors.

Compensation Committee Interlocks and Insider Participation

VeriChip’s compensation committee currently consists of Jeffrey S. Cobb, Steven R. Foland and Barry M. Edelstein. During 2008, Daniel E. Penni served on the compensation committee. No member of the compensation committee simultaneously served both as a member of the compensation committee and as an officer or employee of VeriChip’s during 2008. None of its executive officers serves as a member of the Board of Directors or the compensation committee, or committee performing an equivalent function, of any other entity that has one or more of its executive officers serving as a member of its Board of Directors or compensation committee.

Code of Business Conduct and Ethics

VeriChip’s Board of Directors has approved and VeriChip has adopted a Code of Business Conduct and Ethics, or the Code of Conduct, which applies to all of its directors, officers and employees. VeriChip’s Board of Directors has also approved and VeriChip has adopted a Code of Ethics for Senior Financial Officers, which applies to its chief executive officer and chief financial officer. The Code of Conduct and the Code for Senior Financial Officer are available at its website at www.verichipcorp.com or upon written request to VeriChip Corporation, Attention: Secretary, 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445. The audit committee of VeriChip’s Board of Directors is responsible for overseeing the Code of Conduct and the Code for Senior Financial Officers. VeriChip’s audit committee must approve any waivers of the Code of Conduct for directors and executive officers and any waivers of the Code for Senior Financial Officers.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires that its officers and directors and persons who own more than 10% of VeriChip’s common stock file reports of ownership and changes in ownership with the SEC and furnish VeriChip with copies of all such reports. VeriChip believes, based on its stock transfer records and written representations from certain reporting persons, that all reports required under Section 16(a) were timely filed during 2008 except for one Form 4 filed by Austin W. Marxe and David M. Greenhouse to report one disposition of shares of VeriChip common stock.

AUDIT COMMITTEE REPORT

The audit committee monitors VeriChip’s accounting and financial reporting process to assist its Board of Directors. Management has primary responsibility for its financial statements, financial reporting processes and internal control over financial reporting. The independent auditors are responsible for performing an independent audit of its consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and evaluating the effectiveness of internal controls and issuing a report thereon. The audit committee’s responsibility is to select the independent auditors and monitor and oversee VeriChip’s accounting and financial reporting processes, including its internal controls over financial reporting, and the audits of its financial statements.

The audit committee regularly met and held discussions with management and the independent auditors. In the discussions related to VeriChip’s consolidated financial statements for fiscal year 2008, management represented to the audit committee that such consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles. The audit committee reviewed and discussed with management and the independent auditors the audited consolidated financial statements for fiscal year 2008.

In fulfilling its responsibilities, the audit committee discussed with the independent auditors the matters that are required to be discussed by Statement on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board (“PCAOB”) in Rule 3200T. In addition, the audit committee received from the independent auditors the written disclosures and letter required by applicable requirements of the PCAOB regarding the independent accountant’s communications with the audit committee concerning independence, and has discussed with the independent accountant the independent accountant’s independence. In connection with this discussion, the audit committee also considered whether the provision of services by the independent auditors not related to the audit of VeriChip’s financial statements for fiscal year 2008 is compatible with maintaining the independent auditors’ independence. The audit committee’s policy is that all services rendered by VeriChip’s independent auditor are either specifically approved or are pre-approved and are monitored both as to spending level and work content to maintain the appropriate objectivity and independence of the independent auditor. The audit committee’s policy provides that the audit committee has the ultimate authority to approve all audit engagement fees and terms and that the audit committee shall review, evaluate and approve the annual engagement proposal of the independent auditor.

Based upon the audit committee’s discussions with management and the independent auditors and the audit committee’s review of the representations of management and the report and letter of the independent auditors provided to the audit committee, the audit committee recommended to the Board of Directors that the audited consolidated financial statements for the year ended December 31, 2008 be included in VeriChip’s Annual Report on Form 10-K, for filing with the SEC.

The Audit Committee
Steven R. Foland
Jeffrey S. Cobb
Barry M. Edelstein

The audit committee report above shall not be deemed “soliciting material” or to be “filed” with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that VeriChip specifically incorporate it by reference into such filing.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Since the beginning of VeriChip’s fiscal year 2006, there has not been, and there is not currently proposed any transaction or series of similar transactions in which the amount involved exceeded or will exceed the lesser of $120,000 or one percent of the average of VeriChip’s total assets at year end for the last two completed fiscal years and in which any related person, including any director, executive officer, holder of more than 5% of VeriChip’s capital stock during such period, or entities affiliated with them, had a material interest, other than as described in the transactions set forth below.

Common Ownership

VeriChip shares a common ownership, or control group, with Steel Vault. On August 1, 2008, Digital Angel sold 2,570,000 shares of Steel Vault’s common stock to Blue Moon, in exchange for $400,000. The shares represented 49.9% of Steel Vault’s outstanding common stock at that time and all of the shares that Digital Angel owned. Mr. Silverman, VeriChip’s chief executive officer and executive chairman of the board and Steel Vault’s chairman of the board, is a manager and controls a member of Blue Moon (i.e., R & R). Mr. Caragol, VeriChip’s acting chief financial officer and Steel Vault’s chief executive officer, president, acting chief financial officer and director, is also a manager and member of Blue Moon. On November 12, 2008, R & R, a holding company owned and controlled by Mr. Silverman, acquired 5,355,556 shares of VeriChip common stock in exchange for $750,000. As of September 25, 2009, R & R and Mr. Silverman owned, on a combined basis, approximately 49.4% of VeriChip’s outstanding common stock. As of September 25, 2009, Mr. Silverman beneficially owned, directly or indirectly, approximately 53.7% of Steel Vault’s outstanding common stock, including 2,570,000 shares that are directly owned by Blue Moon.

Transaction between Blue Moon and Steel Vault

On March 20, 2009, Steel Vault closed a debt financing transaction with Blue Moon for $190,000 pursuant to a secured convertible promissory note. The note is payable on demand after March 20, 2011, accrues interest at five percent per year compounded monthly and is secured by substantially all of Steel Vault’s assets pursuant to a security agreement between Steel Vault and Blue Moon, which security interest is subordinate to the security interest granted to VeriChip (see below). The note can be prepaid at any time without penalty.

Under the note, Blue Moon has the right, at any time, in its sole discretion to convert the entire unpaid principal amount and accrued and unpaid interest on the note into that number of shares of Steel Vault’s common stock at a price of $0.44 per share. Steel Vault may convert the note into its common stock anytime after a change in control of Steel Vault or if the average of the high and low trading prices of Steel Vault’s common stock as quoted on the OTC Bulletin Board is greater than 120% of the conversion price ($0.44 per share) over 20 consecutive trading days. However, as a condition of VeriChip’s obligation to consummate the transactions contemplated by the merger agreement, Steel Vault must cause the note to be amended on terms reasonably acceptable to VeriChip to eliminate the convertible feature of such note.

The financing transaction also includes a warrant, which carries piggy back registration rights, given to Blue Moon to purchase 108,000 common shares of Steel Vault at a price of $0.44 per share.

Director and Officer Roles and Relationships with Steel Vault and Its Other Affiliates

Several of VeriChip’s current and former directors and executive officers have served and, in certain cases, continue to serve as directors and officers of Steel Vault. By virtue of the relationships described below, certain of VeriChip’s current and former directors and executive officers may face situations in which there are actual or apparent conflicts of interest that could interfere, or appear to interfere, with their ability to act in a manner that is in VeriChip’s best business interests.

At the board level:

•	Two of VeriChip’s five directors — Scott R. Silverman and Michael E. Krawitz — currently serve on the five-member board of directors of Steel Vault.

•	Mr. Silverman serves as the chief executive officer and executive chairman of VeriChip’s board of directors and as the chairman of the board of directors of Steel Vault.

•	Mr. Silverman is a manager of Blue Moon, which company holds 2,570,000 shares of Steel Vault common stock.

•	Mr. Silverman owns and controls R & R, which holds 5,355,556 shares of VeriChip common stock and owns a 50% interest in Blue Moon.

•	Jeffrey S. Cobb and Barry M. Edelstein, both of whom are members of VeriChip’s board of directors, each own a 16.67% interest in Blue Moon.

•	Mr. Caragol, the acting chief financial officer of VeriChip, and the chief executive officer, president and acting chief financial officer of Steel Vault, owns a 16.67% interest in Blue Moon.

•	Mr. Krawitz, a member of VeriChip’s board, serves as the chair of the audit committee and as a member of the compensation committee and the nominating and governance committee of Steel Vault.

•	Mr. Cobb, a member of VeriChip’s board of directors, served as a member of Steel Vault’s board of directors until his resignation from the Steel Vault board of directors on July 22, 2008.

•	Kevin H. McLaughlin, a member of Steel Vault’s board of directors, resigned as VeriChip’s chief executive officer and as a member of VeriChip’s board of directors effective December 2, 2006.

At the officer level:

•	Mr. Silverman, who served as VeriChip’s acting president from March 2007 through May 4, 2007, chief executive officer from December 5, 2006 through July 18, 2008 and previously from April 2003 through June 2004, currently serves as the chief executive officer and executive chairman of VeriChip and the chairman of Steel Vault.

•	Mr. Caragol has served as acting chief financial officer of VeriChip since January 1, 2009, and previously served as president of VeriChip since May 2007, chief financial officer since August 2006, treasurer since December 2006, and secretary since March 2007. Mr. Caragol has served as Steel Vault’s chief executive officer, president and a member of its board of directors since December 3, 2008 and as acting chief financial officer since October 24, 2008. Mr. Caragol served as acting chief executive officer of Steel Vault from October 24, 2008 until December 3, 2008, when he was appointed chief executive officer.

In their various capacities with VeriChip’s former parent company, Digital Angel, which was also formerly the parent company of Steel Vault, Messrs. Silverman, Edelstein, McLaughlin and Krawitz were granted stock option awards to purchase shares of common stock of Steel Vault. Messrs. Cobb and Caragol also hold stock option awards to purchase shares of common stock of Steel Vault. In their various capacities with Digital Angel, Messrs. Silverman, McLaughlin and Krawitz were granted stock options to purchase shares of common stock of VeriChip.

Transactions with Steel Vault

Related Party Financing

On June 4, 2009, VeriChip closed a debt financing transaction with Steel Vault for $500,000 pursuant to a secured convertible promissory note. The two-year note is collectible on demand on or after June 4, 2010, accrues interest at a rate of twelve percent and is secured by substantially all of Steel Vault’s assets, including the assets of NCRC and the security interest held by VeriChip on the assets is senior to any other security interest on the assets pursuant to a subordination and intercreditor agreement between VeriChip and Blue Moon. The note can be prepaid at any time without penalty and matures on June 4, 2011. The unpaid principal and accrued and unpaid interest under the note can be converted at any time into common stock of Steel Vault at a price of $0.30 per share. The principal is convertible into 1,666,667 shares of Steel Vault common stock.

The financing transaction included a common stock purchase warrant sold to VeriChip to purchase 333,334 common shares of Steel Vault at a price of $0.30 per share, which is referred to as the VeriChip Warrant. The VeriChip Warrant is currently exercisable and is void after June 4, 2014. The note and VeriChip Warrant were issued to VeriChip pursuant to a convertible note and warrant subscription agreement, dated June 4, 2009, between VeriChip and Steel Vault, which provides that Steel Vault will file a registration statement for the public resale of the shares underlying the note and VeriChip Warrant upon notice that VeriChip elects to convert all or part of the note into common stock of Steel Vault.

The financing transaction also included a guaranty of collection given by Mr. Caragol for the benefit of Steel Vault, for which Mr. Caragol received a common stock purchase warrant from Steel Vault to purchase 500,000 common shares of Steel Vault at a price of $0.30 per share.

Upon consummation of the merger, VeriChip shall forgive the principal and interest due under the note and the VeriChip Warrant will be cancelled.

Sublease

On October 8, 2008, Steel Vault entered into a sublease with Digital Angel for its corporate headquarters located in Delray Beach, Florida, consisting of approximately 7,911 feet of office space, which space VeriChip shares with Steel Vault. The rent for the entire twenty-one-month term of the sublease is $158,000, which Steel Vault paid in one lump sum upon execution of the sublease. VeriChip reimbursed Steel Vault for one-half of the sublease payment, representing VeriChip’s share of the total cost of the sublease. In addition, in order to account for certain shared services and resources, VeriChip and Steel Vault operate under a shared services agreement, in connection with which Steel Vault currently pays VeriChip $6,500 a month. During the six and three months ended June 30, 2009, VeriChip recorded $45,000 and $21,000, respectively, for shared services fees from Steel Vault. VeriChip did not record any payments for shared services fees from Steel Vault for the six and three months ended June 30, 2008.

Director and Officer Roles and Relationships with Digital Angel and Its Other Affiliates

Several of VeriChip’s current and former directors and executive officers have served as directors and officers of Digital Angel, which held 45.7% of VeriChip’s stock at the time it sold such stock to R & R Consulting Partners, LLC (an entity owned and controlled by Mr. Silverman) on November 12, 2008, and its other affiliates. By virtue of the relationships described below, certain of VeriChip’s current and former directors and executive officers may face situations in which there are actual or apparent conflicts of interest that could interfere, or appear to interfere, with their ability to act in a manner that is in VeriChip’s best business interests.

At the board level:

•	VeriChip’s chief executive officer and executive chairman, Scott R. Silverman, served on the board of directors of Digital Angel from March 2002 until July 2007, and, from March 2003 until the end of his term of service, in the capacity of chairman.

•	Mr. Silverman served on the board of directors of Destron Fearing from July 2003 until December 2007 and, from February 2004 until the end of his term of service, in the capacity of chairman.

•	Mr. Silverman, VeriChip’s chief executive officer and executive chairman, serves as chairman of the board of directors of Steel Vault, in which Digital Angel held a 49.9% ownership interest until August 1, 2008.

•	Mr. Edelstein, one of VeriChip’s directors, served as a member of the Digital Angel board of directors from December 2007 until January 2008. He also served as interim chief executive officer and president of Destron Fearing from August 2007 through December 2007, as well as a member of the board of directors of Destron Fearing from June 2005 until January 2008.

•	Mr. Cobb, who serves as a member of VeriChip’s compensation, audit, and nominating and governance committees, served as a member of the compensation, audit, and nominating committees of Steel Vault until his resignation from the Steel Vault board of directors in July 2008.

•	Mr. Krawitz, one of VeriChip’s directors, served as the chief executive officer and president of Digital Angel from September 2006 to December 2007. Prior to that, during his time at Digital Angel, he served as assistant vice president and general counsel beginning in April 1999, and was appointed vice president and assistant secretary in December 1999, senior vice president in December 2000, secretary in March 2003, executive vice president in April 2003 and chief privacy officer in November 2004. In addition, Mr. Krawitz provided legal services to VeriChip on a consulting basis in 2008 and received approximately $70,000 in fees.

•	Joseph J. Grillo, who served as chairman of VeriChip’s board of directors from July 2008 until November 2008, has served as chief executive officer, president and chairman of the board of directors of Digital Angel since January 2008.

•	Daniel E. Penni, who served on VeriChip’s board of directors from June 2004 until January 2008, has served on Digital Angel’s board of directors since March 1995.

•	Constance K. Weaver, who served on VeriChip’s board of directors from February 2005 until January 2008, has served on Digital Angel’s board of directors since July 1998.

At the officer level:

•	Mr. Silverman — who served as VeriChip’s acting president from March 2007 through May 2007 and chief executive officer from December 2006 through July 2008, and previously from April 2003 through June 2004, and currently serves as VeriChip’s chief executive officer and executive chairman — served as president of Digital Angel from March 2002 to March 2003, acting president of Digital Angel from April 2005 to December 2006, and chief executive officer of Digital Angel from March 2003 to December 2006.

In their various capacities with Digital Angel Messrs. Silverman, Edelstein, McLaughlin and Krawitz were granted stock option awards to purchase shares of common stock of Steel Vault. In their various capacities with Digital Angel, Messrs. Silverman, McLaughlin and Krawitz were granted stock options to purchase shares of common stock of VeriChip.

Transactions with Digital Angel

Transition Services Agreement

During the years ended December 31, 2005, 2004 and 2003, Digital Angel provided certain general and administrative services to VeriChip, including accounting, finance, payroll and legal services, telephone, rent and other miscellaneous items. The costs of these services were determined based on VeriChip’s use of such services. On December 27, 2005, VeriChip entered into a transition services agreement with Digital Angel, under which Digital Angel agreed to continue to provide VeriChip with certain administrative transition services, including payroll, legal, finance, accounting, information technology, tax services, and services related to VeriChip’s initial public offering. As compensation for these services, VeriChip agreed to pay Digital Angel approximately $62,000 per month for fixed costs allocable to these services, among other reimbursable expenses. On December 21, 2006, VeriChip and Digital Angel entered into an amended and restated transition services agreement, which became effective on February 14, 2007, the date of completion of VeriChip’s initial public offering.

The services provided by Digital Angel under the amended and restated transition services agreement were the same as those provided under the initial agreement. In connection with the December 21, 2006 amendment, the estimated monthly charge for the fixed costs allocable to these services was increased to approximately $72,000 per month, primarily as a result of an increased allocation for office space. Effective April 1, 2007, the estimated monthly charge for the fixed costs allocable to these services was reduced to

$40,000 per month, primarily as a result of a reduction in allocable accounting fees and accounting and legal services. Effective January 1, 2008, the monthly cost was further reduced to $10,000 per month.

The terms of the transition services agreement and the amendment and restatement of the agreement were negotiated between certain of Digital Angel’s executive officers and certain of VeriChip’s executive officers. These executive officers were independent of one another, and the terms of the agreement were based upon historical amounts incurred by Digital Angel for payment of such services to third parties. However, these costs may not necessarily be indicative of the costs which would be incurred by VeriChip as an independent stand alone entity.

The cost of these services to VeriChip was $0.5 million, $0.8 million and $0.5 million in the years ended December 31, 2007, 2006 and 2005, respectively. The cost of these services to VeriChip during 2008 was $0.1 million.

On August 20, 2008, Digital Angel and VeriChip agreed to terminate the amended and restated transition services agreement, with such termination being effective as of September 30, 2008.

Loan Agreement with Digital Angel

Until VeriChip’s initial public offering, VeriChip financed a significant portion of its operations and investing activities primarily through funds that Digital Angel provided. On December 27, 2005, VeriChip and Digital Angel entered into a loan agreement to memorialize the terms of existing advances to VeriChip and provide the terms under which Digital Angel would lend additional funds to VeriChip. This loan is referred to as the Digital Angel Loan. Through October 5, 2006, the Digital Angel Loan to VeriChip bore interest at the prevailing prime rate of interest as published by The Wall Street Journal. On October 6, 2006, VeriChip entered into an amendment to the Digital Angel Loan documents, which increased the principal amount available thereunder to $13.0 million, and VeriChip borrowed an additional $2.0 million under the agreement to make the second purchase price payment with respect to VeriChip’s acquisition of a wholly-owned subsidiary. In connection with that amendment, the interest rate was also changed to a fixed rate of 12% per annum. That amendment further provided that the Digital Angel Loan matured on July 1, 2008, but could be extended at Digital Angel’s sole option through December 27, 2010.

On January 19, 2007, February 8, 2007, February 13, 2007 and February 29, 2008, VeriChip entered into further amendments to the Digital Angel Loan documents, which increased the maximum principal amount of indebtedness that VeriChip could incur to $14.5 million. On February 9, 2007, the effective date of VeriChip’s initial public offering, the Digital Angel Loan ceased to be a revolving line of credit, and, in connection therewith, VeriChip lost its ability to incur additional indebtedness under the Digital Angel Loan documents. The interest continued to accrue on the outstanding indebtedness at a rate of 12% per annum. Under the terms of the Digital Angel Loan documents, as amended, VeriChip was required to repay Digital Angel $3.5 million of principal and accrued interest upon the consummation of VeriChip’s initial offering. Accordingly, VeriChip paid Digital Angel $3.5 million on February 14, 2007. VeriChip was not obligated to repay an additional amount of the indebtedness until January 1, 2008. Effective with the payment of the $3.5 million, all interest which had accrued on the Digital Angel Loan as of the last day of each month, commencing with the month in which such payment was made, was be added to the principal amount. A final balloon payment equal to the outstanding principal amount then due under the loan, plus all accrued and unpaid interest, was to be due on February 1, 2010.

On December 20, 2007, VeriChip entered into a letter agreement with Digital Angel, or the December 2007 Letter Agreement, which was amended on February 29, 2008, whereby VeriChip was required to pay $0.5 million to Digital Angel by December 21, 2007. In addition, VeriChip could prepay the outstanding principal amount before October 30, 2008 by providing Digital Angel with $10 million, plus (i) any accrued and unpaid interest between October 1, 2007 and the date of such prepayment, less (ii) the $0.5 million payment and any other principal payments made to reduce the outstanding principal amount between the date of the December 2007 Letter Agreement and the date of such prepayment. VeriChip was also required to register for resale all shares of VeriChip’s common stock that Digital Angel owned with the SEC and all applicable states within 120 days following the prepayment of outstanding principal amount. If prepayment of the outstanding principal amount was not made by 5:00 p.m. on October 30, 2008, the December 2007 Letter Agreement would expire.

On July 18, 2008, VeriChip used a portion of the proceeds of the Xmark Transaction to satisfy all of VeriChip’s outstanding obligations under the Digital Angel Loan.

Valens Financing

On February 29, 2008, VeriChip obtained financing in the form of a $8.0 million secured term note, or the Valens Note, with Valens Offshore SPV II, Corp., or the Lender. The Lender is an affiliate of Kallina Corporation and Laurus Master Fund, Ltd., which are Digital Angel’s lenders. The Valens Note accrued interest at a rate of 12% per annum and had a maturity date of March 31, 2009. The terms of the Valens Note allowed for optional redemption by paying 100% of the principal amount, plus any amounts then owing under the Valens Note, plus $120,000, if such amounts were paid prior to the six-month anniversary of February 29, 2008, or $240,000, if such amounts were paid on or after the six-month anniversary of February 29, 2008. Pursuant to the corresponding securities purchase agreement, VeriChip issued to the Lender 120,000 shares of VeriChip’s common stock.

On July 18, 2008, VeriChip used a portion of the proceeds of the Xmark Transaction to repay all of VeriChip’s outstanding obligations under the Valens Note.

February 2008 Letter Agreement with Digital Angel

VeriChip used part of the proceeds of the financing with the Lender to prepay $5.3 million of debt owed to Digital Angel pursuant to the Digital Angel Loan. In connection with the financing transaction with the Lender, VeriChip entered into a letter agreement with Digital Angel, dated February 29, 2008, under which VeriChip agreed, among other things, (i) to prepay the $5.3 million to Digital Angel, (ii) to amend the Digital Angel Loan documents to reduce the grace period from thirty days to five business days, (iii) to include a cross-default provision, under which an event of default under the Valens Note, if not cured within the greater of the applicable cure period or ten days after the occurrence thereof, would be an event of default under the Digital Angel Loan, and (iv) to amend the December 2007 Letter Agreement. As a result of the $5.3 million payment, VeriChip was not required to make any further debt service payments to Digital Angel until September 1, 2009.

As consideration for providing financing to VeriChip, which in turn enabled VeriChip to make the $5.3 million prepayment to Digital Angel, Digital Angel issued to the Lender 230,000 shares of Digital Angel common stock. On July 18, 2008, VeriChip used a portion of the proceeds of the Xmark Transaction to repay all of VeriChip’s outstanding obligations under the Digital Angel Loan.

Tax Allocation Agreement with Digital Angel

From VeriChip’s inception and through February 14, 2007, the date of completion of VeriChip’s initial public offering, VeriChip was included in Digital Angel’s federal consolidated income tax group, and VeriChip’s federal income tax liability, if any, was included in Digital Angel’s consolidated federal income tax liability. Effective February 14, 2007, VeriChip is no longer part of Digital Angel’s consolidated income tax group under applicable provisions of the Internal Revenue Code of 1986, as amended, and regulations thereunder, and will file separate tax returns.

VeriChip and Digital Angel entered into a tax allocation agreement providing for each of the parties’ obligations concerning various tax liabilities. Under the agreement, effective February 14, 2007, VeriChip is generally liable for, and will indemnify Digital Angel if necessary, with respect to federal income taxes and any state taxes measured by net income, and any interest or penalties thereon or additions to such tax, that are either (i) imposed on or incurred by VeriChip for any taxable period ending prior to February 14, 2007 or (ii) equitably apportioned to VeriChip by Digital Angel for all tax periods beginning before and ending on or after February 14, 2007. VeriChip is also liable for any other taxes (and any interest or penalties thereon or additions to such taxes) attributable to VeriChip or VeriChip’s subsidiaries for any period. Likewise,

Digital Angel will remain responsible for all prior period taxes attributable to the other members of the consolidated group and will indemnify VeriChip with respect to such liabilities.

Each member of a consolidated group for U.S. federal income tax purposes is jointly and severally liable for the federal income tax liability of each other member of the consolidated group. Accordingly, although the tax allocation agreement has allocated tax liabilities between Digital Angel and VeriChip, for any period in which VeriChip was included in Digital Angel’s consolidated group, VeriChip could be liable in the event that any federal tax liability was incurred, but not discharged, by any other member of the group. Digital Angel will indemnify VeriChip for such liability, to the extent that such liability is not attributable to VeriChip, as described above.

Certain states may require that VeriChip be included in a unitary or other combined tax return with Digital Angel after February 14, 2007. If that occurs, Digital Angel will file such returns, and Digital Angel’s share of the actual tax liability will be allocated to VeriChip in a manner consistent with the methodology historically followed by Digital Angel and VeriChip.

The tax allocation agreement was terminated on November 12, 2008, in connection with VeriChip’s purchase of certain intellectual property from Digital Angel. For additional information regarding this purchase, see “Asset Purchase Agreement with Digital Angel” below.

Supply and Development Agreement

VeriChip and Digital Angel executed a supply and development agreement dated March 4, 2002, as amended and restated on December 27, 2005 and as amended on May 9, 2007, or the supply and development agreement. Under this agreement, Digital Angel is VeriChip’s sole supplier of human-implantable microchips. VeriChip’s purchases of product under the supply and development agreement were approximately $0.1 million, $0.4 million and $0.7 million for the years ended December 31, 2007, 2006 and 2005, respectively. The amount due to Digital Angel from VeriChip as of December 31, 2007 under the supply and development agreement was nil.

Under the terms of the May 9, 2007 amendment, the term of the supply and development agreement was extended from March 2013 to March 2014. Also, under the May 9, 2007 amendment, the annual minimum purchase requirements were each extended one year, and, accordingly, there was no minimum purchase requirement in 2007. Rather, the approximately $0.9 million (net of 2006 purchases) originally required to be purchased in 2007 were required to be purchased in 2008. VeriChip’s purchases of product under the supply and development agreement were approximately nil, $0.4 million, $0.7 million for years ended December 31, 2007, 2006 and 2005 respectively. Under the supply and development agreement, as long as VeriChip met its minimum purchase requirements, the agreement would automatically renew annually under its terms until the expiration of the last of the patents covering any of the supplied products. The supply and development agreement also provided that it could be terminated prior to its stated term under specified events, including as a result of a bankruptcy event of either party or an uncured default. In addition, if VeriChip did not take delivery and pay for a minimum number of microchips as specified in the supply and development agreement, Digital Angel could sell the microchips to third parties. Further, the supply and development agreement provided that Digital Angel shall, at VeriChip’s option, furnish and operate a computer database to provide data collection, storage and related services for VeriChip’s customers for a fee, as provided. The terms of the predecessor supply and development agreement and the amended and restated supply and development agreement were negotiated by the executive officers of the respective companies and approved by the independent members of each company’s board of directors.

Digital Angel relies solely on a production agreement with RME, a subsidiary of Raytheon Company, for the manufacture of its human-implantable microchip products. The subsidiary utilizes Digital Angel’s equipment in the production of the microchips. On April 28, 2006, Digital Angel entered into a new production agreement with RME related to the manufacture and distribution of glass-encapsulated syringe-implantable transponders, including the human-implantable microchip products sold by VeriChip. This new agreement expires on June 30, 2010. The technology underlying these systems is covered, in part, by U.S. Patent No. 5,211,129, “Syringe-Implantable Identification Transponders.” In 1994, Destron/IDI, Inc., a

predecessor company to Digital Angel, granted a co-exclusive license under this patent, other than for certain specified fields of use related to Digital Angel’s Animal Applications segment, which were retained by the predecessor company, to Hughes Aircraft Company, or Hughes, and its then wholly-owned subsidiary, Hughes Identification Devices, Inc., or HID. The specified fields of use retained by the predecessor company do not include human identification or security applications. The rights licensed to Hughes and HID were freely assignable, and VeriChip does not know which party or parties currently have these rights or whether these rights have been assigned, conveyed or transferred to any third party.

In October 2007, Digital Angel and the successor to HID executed a cross-license, which includes Digital Angel obtaining a royalty-free, non-exclusive license to HID’s rights to the implantable human applications of the ‘129 patent, to which it purports certain ownership rights. Digital Angel has, in turn, sublicensed those rights to VeriChip.

The supply and development agreement was terminated on November 12, 2008, in connection with VeriChip’s purchase of certain intellectual property from Digital Angel, except that product warranties continue to apply to products sold to VeriChip under that agreement subject to certain limitations, and the indemnification provisions survive through March 4, 2013 for claims associated with the products purchased under that agreement. For additional information regarding this purchase, see “Asset Purchase Agreement with Digital Angel” below.

May 2008 Letter Agreement with Digital Angel

In connection with the Xmark Transaction, on May 15, 2008, VeriChip and Digital Angel entered into a letter agreement. Under this letter agreement, the stock purchase agreement underlying the Xmark Transaction and the transactions contemplated thereby do not constitute an event of default under the Digital Angel Loan.

This letter agreement allowed Digital Angel to designate, from and after the date of the closing of the Xmark Transaction or upon a breach of the letter agreement, up to three (3) members of VeriChip’s board of directors, all of whom had to be independent, with the exception of Joseph J. Grillo, Digital Angel’s president and chief executive officer. Accordingly, upon the closing of the Xmark Transaction, Digital Angel designated Mr. Grillo to join VeriChip’s board of directors as the chairman. The letter agreement also provided that VeriChip pay to Digital Angel, upon the closing of the Xmark Transaction, (i) $250,000 as consideration for the execution of the guarantee between Digital Angel and The Stanley Works, and (ii) up to $250,000 for Digital Angel’s actual expenses, incurred or reasonably expected to be incurred by Digital Angel in connection with the Xmark Transaction. These amounts were expensed and included in determining the gain on sale of Xmark for the year ended December 31, 2008.

In addition, the letter agreement provided, among other things, that (i) VeriChip would limit all bonus and other special payments to those scheduled as of May 15, 2008, with any changes or new payments to be pre-approved by Digital Angel, (ii) Mr. Silverman would enter into a separation agreement with VeriChip, and (iii) Digital Angel would have access to VeriChip’s financial information.

On July 18, 2008, VeriChip a used a portion of the proceeds of the Xmark Transaction to pay $5.3 million in order to satisfy all outstanding monetary obligations under this letter agreement. On November 12, 2008, this letter agreement was terminated in connection with VeriChip’s purchase of certain intellectual property from Digital Angel, except for certain provisions relating to indemnification in connection with the stock purchase agreement with The Stanley Works. For additional information regarding this purchase, see “Asset Purchase Agreement with Digital Angel” below.

Asset Purchase Agreement with Digital Angel

On November 12, 2008, VeriChip entered into an asset purchase agreement with Digital Angel and Destron Fearing, a wholly-owned subsidiary of Digital Angel. The terms of the asset purchase agreement included the sale to VeriChip of patents related to an embedded bio-sensor system for use in humans, and the assignment of any rights of Digital Angel and Destron Fearing under a development agreement associated with the development of an implantable glucose sensing microchip. VeriChip also received covenants from Digital

Angel and Destron Fearing that will permit the use of intellectual property of Digital Angel and Destron Fearing related to VeriChip’s VeriMed Health Link business without payment of ongoing royalties, as well as inventory and a limited period of technology support by Digital Angel and Destron Fearing. VeriChip paid Digital Angel and Destron Fearing $500,000 at the closing of the asset purchase agreement.

Also, pursuant to the asset purchase agreement, on November 12, 2008, Mr. Grillo resigned as a director of VeriChip.

Purchase Order with Digital Angel

On November 14, 2008, VeriChip purchased from Digital Angel the remaining inventory owned by Digital Angel related to VeriChip’s VeriMed Health Link business for approximately $162,000.

Trademark Assignment Agreement

Historically, certain of the trademarks and service marks used in VeriChip’s business were licensed from Digital Angel on a royalty-free basis, pursuant to a trademark license agreement between VeriChip and Digital Angel, dated August 5, 2005. On December 21, 2006, VeriChip entered into a trademark assignment agreement with Digital Angel pursuant to which Digital Angel assigned VeriChip all of its rights, title and interest to these trademarks and service marks, both registered and unregistered, and applications for trademark and service mark registrations filed with the United States Trademark Office and foreign trademark applications. In consideration for such assignment, VeriChip paid Digital Angel $10. In addition, under the trademark assignment agreement, Digital Angel agreed to make no further use of these marks or any mark confusingly similar thereto, anywhere in the world, except as may be expressly authorized by VeriChip in writing, and further agreed to not challenge VeriChip’s use or ownership, or the validity, of the marks.

Review, Approval or Ratification of Transactions with Related Parties

VeriChip’s audit committee’s charter requires review and discussion of any transactions or courses of dealing with parties related to VeriChip that are significant in size or involve terms or other aspects that differ from those that would be negotiated with independent parties. VeriChip’s nominating and governance committee’s charter requires review of any proposed related party transactions, conflicts of interest and any other transactions for which independent review is necessary or desirable to achieve the highest standards of corporate governance. It is also VeriChip’s unwritten policy, which policy is not otherwise evidenced, for any related party transaction that involves more than a de minimis obligation, expense or payment, to obtain approval by VeriChip’s board of directors prior to VeriChip entering into any such transaction. In conformity with VeriChip’s various policies on related party transactions, each of the above transactions discussed in this “Certain Relationships and Related Transactions” section has been reviewed and approved by VeriChip’s board of directors.

Director Independence

Subject to certain exceptions, under the listing standards of the Nasdaq Capital Market, within one year of the effectiveness of a registration statement filed with the SEC in connection with a public offering of securities, a listed company’s board of directors must consist of a majority of independent directors. VeriChip’s board of directors has determined that each of VeriChip’s current directors besides Scott R. Silverman and Michael E. Krawitz, or three of five directors, is independent under such standards. For transactions, relationships or arrangements that were considered by the VeriChip board of directors in determining whether each director was independent, please see “Certain Relationships and Related Transactions — Director and Officer Roles and Relationships with Steel Vault and Its Other Affiliates” and “Certain Relationships and Related Transactions — Director and Officer Roles and Relationships with Digital Angel and Its Other Affiliates” above.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT OF VERICHIP

The following table sets forth certain information known to VeriChip regarding beneficial ownership of shares of VeriChip’s common stock as of September 25, 2009 by:

•	each of its directors;

•	each of its named executive officers;

•	all of its executive officers and directors as a group; and

•	each person, or group of affiliated persons, known to VeriChip to be the beneficial owner of more than 5% of its outstanding shares of common stock.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting and investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of September 25, 2009 are deemed outstanding. Such shares, however, are not deemed outstanding for purposes of computing the percentage ownership of any other person. To VeriChip’s knowledge, except as indicated in the footnotes to this table and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of its common stock shown opposite such person’s name. The percentage of beneficial ownership is based on 13,810,628 shares of its common stock outstanding as of September 25, 2009. Unless otherwise noted below, the address of the persons and entities listed in the table is c/o VeriChip Corporation, 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445.

	Number of Shares	Percent of
	Beneficially	Outstanding
Name and Address of Beneficial Owner	Owned (#)	Shares (%)

Five percent stockholders:
Scott R. Silverman(1)	6,823,519	49.4%
R & R Consulting Partners, LLC(1)	5,355,556	38.8%
Named Executive Officers and Directors:
Scott R. Silverman(1)	6,823,519	49.4%
William J. Caragol(2)	571,519	4.1%
Jeffrey S. Cobb(3)	225,000	1.6%
Barry M. Edelstein(4)	250,000	1.8%
Steven R. Foland(5)	180,600	1.3%
Daniel A. Gunther(6)	55,556	*%
Michael E. Krawitz(7)	100,000	*%
Executive Officers and Directors as a group (6 persons)(8)	8,150,638	58.6%

*	Less than 1%

(1)	5,355,556 shares of VeriChip’s common stock are owned by R & R Consulting Partners, LLC. Mr. Silverman is the managing member of R & R Consulting Partners, LLC. The parties share voting and investment control over the 5,355,556 shares of its common stock. The number reflected in the table also includes 1,467,963 shares of its common stock, which Mr. Silverman holds in his personal capacity. Mr. Silverman lacks investment power over 601,852 shares, which are restricted and vest on January 1, 2010.

(2)	Includes 106,704 shares of VeriChip’s common stock and 50,000 shares of its common stock issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days of September 25, 2009. Also includes 414,815 shares of restricted common stock, which vest on January 1, 2010, over which Mr. Caragol lacks investment power.

(3)	Includes 100,000 shares of VeriChip’s common stock and 25,000 shares of its common stock issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days of September 25,

2009. Also includes 100,000 shares of restricted common stock, which vest on January 1, 2010, over which Mr. Cobb lacks investment power.

(4)	Includes 100,000 shares of VeriChip’s common stock and 25,000 shares of its common stock issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days of September 25, 2009. Also includes 125,000 shares of restricted common stock, which vest on January 1, 2010, over which Mr. Edelstein lacks investment power.

(5)	Includes 55,600 shares of VeriChip’s common stock and 125,000 shares of restricted common stock that vest on January 1, 2010, over which Mr. Foland lacks investment power.

(6)	Includes 55,556 shares of VeriChip’s common stock issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days of September 25, 2009.

(7)	Consists of shares of restricted stock that vest on January 1, 2010, over which Mr. Krawitz lacks investment power.

(8)	Includes shares of VeriChip’s common stock beneficially owned by current executive officers and directors and shares issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days of September 25, 2009, in each case as set forth in the footnotes to this table.

All stock option awards and restricted stock awards that had previously been granted under VeriChip’s 2002 Flexible Stock Plan, VeriChip 2005 Flexible Stock Plan, and VeriChip 2007 Stock Incentive Plan vested upon the closing of the sale of VeriChip’s wholly-owned subsidiary, Xmark. Since no stock option awards or restricted stock awards have been granted to its named executive officers or directors since that closing, all such stock option awards are currently exercisable, and all restrictions applicable to such restricted stock awards have lapsed.

DESCRIPTION OF STEEL VAULT’S BUSINESS

Steel Vault is Delaware corporation incorporated in September 1987. Prior to December 31, 2007, it was a full service provider of Information Technology (IT) solutions. Steel Vault delivered complete lifecycle IT solutions for its customers. Effective December 31, 2007, as approved by its stockholders at a special meeting held December 27, 2007, Steel Vault closed the transactions contemplated by the Asset Purchase and Sale Agreement, dated November 13, 2007, or Sale Agreement, between Steel Vault and Corporate Technologies LLC pursuant to which Steel Vault sold all of its operating assets (the business known as InfoTech USA, Inc. or InfoTech).

Under the terms of the Sale Agreement, Steel Vault ceased its operations and, pursuant to an interim services agreement and an administrative services agreement entered into in connection with the Sale Agreement, Corporate Technologies agreed to assist Steel Vault in the collection of the outstanding accounts receivable and in the sale of the remaining inventory. Steel Vault retained its cash at the time of the closing of the Sale Agreement, the cash received from the collection of accounts receivable and the sale of inventory, and the proceeds from the sale and planned to utilize these funds to seek to acquire an operating business unrelated to the business sold to Corporate Technologies.

In connection with the sale of Steel Vault’s assets to Corporate Technologies, Steel Vault’s stockholders also approved an amendment pursuant to which Steel Vault changed its name from InfoTech USA, Inc. to IFTH Acquisition Corp., on December 31, 2007. Additionally, pursuant to the Sale Agreement, Steel Vault’s wholly-owned subsidiaries changed their names from InfoTech USA, Inc. to IFTH NJ Sub, Inc. and from Information Technology Services, Inc. to IFTH NY Sub, Inc.

After the sale of substantially all of Steel Vault’s operating assets on December 31, 2007 to Corporate Technologies, it did not engage in any operations and did not engage in any business activity. Other than paying its outstanding liabilities, liquidating its remaining inventory and collecting its outstanding receivables, Steel Vault’s primary purpose was to locate and acquire an attractive operating business. On December 5, 2008, Steel Vault purchased all of the outstanding membership interests in National Credit Report.com, LLC, a Florida limited liability company, or NCRC, and NCRC became Steel Vault’s wholly-owned subsidiary. As a result, Steel Vault offers consumers a variety of identity security products and services primarily on a subscription basis. These services help consumers protect themselves against identity theft or fraud and understand and monitor their credit profiles and other personal information, which include credit reports, credit monitoring and credit scores.

Since February 4, 2004, NCRC has principally marketed and sold credit reports, credit monitoring, credit scores and other products conventionally allied to these products to the consumer market.

On March 16, 2009, Steel Vault’s stockholders approved an amendment to change its name from IFTH Acquisition Corp. to Steel Vault.

Consumer Products and Services

Steel Vault offers consumers their credit reports and automated monitoring of their credit files at one, or all three, of the major credit reporting repositories, Experian Group Limited, Equifax Inc. and TransUnion, LLC. In addition, products and services that Steel Vault currently offers or plans to offer in 2009 include: credit scores and credit score analysis tools, credit education, identity theft recovery services, and identity theft cost reimbursement.

The three credit reporting repositories have agreements with three credit reporting resellers, allowing them to in turn supply companies, like NCRC, that resell their products and services, separately or bundled, with other services to consumers. NCRC has a one-year agreement expiring in October 2009, with one of the resellers, Equidata, Inc.

Going forward, Steel Vault’s products and services will be offered to consumers principally on a monthly subscription basis. Subscription fees are generally billed directly to the subscriber’s credit card. The prices to subscribers of various configurations of our monitoring products and services will range generally from $14.95 to $19.95 per month. As a means of allowing customers to become familiar with Steel Vault’s services, it sometimes offers free trial periods.

A substantial number of Steel Vault’s subscribers cancel their subscriptions each year. Because there is a marketing and search cost to acquire a new subscriber and produce initial fulfillment materials, subscribers typically must be retained for a number of months to cover these costs. Not all subscribers are retained for a sufficient period of time to achieve positive cash flow returns on these costs.

Steel Vault’s Marketing

Steel Vault markets its products and services primarily through its own direct sales organization over the internet, directly to consumers. Steel Vault will also market its products and services through indirect channels, including marketing alliance partners, joint ventures and other resellers. Steel Vault mainly uses the internet to market and sell its products, however, it has used in the past, or will contemplate future use of, direct mail, outbound telemarketing, inbound telemarketing, inbound customer service and account activation calls, e-mail, mass media and the internet.

Competition

The markets for the products Steel Vault provides are highly competitive. A number of divisions or subsidiaries of large, well-capitalized firms with strong brand names operate in the industry. Steel Vault competes with these firms to provide its services to its consumers, and these companies are also either directly or indirectly the suppliers of the data that is the core of Steel Vault’s product and service offerings. Steel Vault believes that its principal competitors are the three main consumer credit reporting companies and the three credit data resellers that they license, either directly or through affiliated company websites. These companies include Experian Group Limited, Equifax Inc., TransUnion, LLC, Intersections, Inc., First Advantage Credco and Equidata, Inc., all of which offer a range of consumer credit reporting products that are similar to products it offers. In addition, there are a large number of other smaller competitors who offer competing products in specialized areas such as fraud prevention, data vendors, providers of automated data processing services, and software companies offering credit modeling or analytical tools. Steel Vault’s competitive focus will be value-added differentiation of the variety of identity security products and services that it offers.

Government Regulation

Steel Vault markets its consumer products and services through a variety of marketing channels, including direct mail, outbound telemarketing, inbound telemarketing, inbound customer service and account activation calls, email, mass media and the internet. These channels are subject to both federal and state laws and regulations. Federal and state laws and regulations may limit Steel Vault’s ability to market to new subscribers or offer additional services to existing subscribers.

Telemarketing of Steel Vault’s services is subject to federal and state telemarketing regulation. Federal statutes and regulations adopted by the Federal Trade Commission and Federal Communications Commission impose various restrictions on the conduct of telemarketing. The Federal Trade Commission also has enacted the national Do Not Call Registry, which enables consumers to elect to prohibit telemarketers from calling them. Steel Vault may not be able to reach potential subscribers because they are placed on the national Do Not Call Registry. Many states have adopted, and others are considering adopting, statutes or regulations that specifically affect telemarketing activities. Although Steel Vault does not control the telemarketing firms that it engages to market its programs, in some cases it is responsible for compliance with these federal and state laws and regulations. In addition, the Federal Trade Commission and virtually all state attorneys general have authority to prevent marketing activities that constitute unfair or deceptive acts or practices.

Federal laws govern email communications. Some of these laws may affect Steel Vault’s use of email to market to or communicate with subscribers or potential subscribers.

Intellectual Property

Steel Vault relies on a combination of registered domain names, trade secrets (including know-how), and third-party vendor agreements to establish and protect proprietary rights in its products.

Employees

As of September 25, 2009, Steel Vault had 14 employees, all of whom are full-time. Steel Vault utilizes 6 consultants. Steel Vault considers its relationship with its employees to be satisfactory and has not experienced any interruptions of its operations as a result of labor disagreements. None of Steel Vault’s employees are represented by labor unions or covered by collective bargaining agreements.

Properties

Steel Vault’s corporate headquarters is located in Delray Beach, Florida where it occupies approximately 7,911 feet of office space pursuant to a Sublease, dated October 8, 2008, entered into with Digital Angel, Steel Vault’s former majority stockholder, under a sublease through June 2010. The rent for the entire twenty-one month term of the Sublease is $157,500, which was paid in one lump sum upon execution of the Sublease. Steel Vault subleases half of the space to VeriChip, which reimbursed Steel Vault for one-half of the Sublease payment, representing VeriChip’s share of the total cost of the Sublease. Steel Vault also leases approximately 1,000 square feet of office space in Boca Raton, Florida, which Steel Vault uses for customer service and support.

Legal Proceedings

There are currently no material pending legal proceedings, other than routine litigation incidental to the business, to which Steel Vault is a party or of which any of its property is the subject.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS OF STEEL VAULT

The following discussion and analysis of Steel Vault’s financial condition and results of operations should be read in conjunction with the accompanying financial statements and related notes related thereto. Certain statements made in this joint proxy statement/prospectus may contain forward-looking statements. For a description of risks and uncertainties relating to such forward-looking statements, see the section entitled “Cautionary Statement Concerning Forward-Looking Statements” above.

Business Description

Steel Vault is a Delaware corporation incorporated in 1987. With the purchase of NCRC, Steel Vault offers consumers a variety of identity security products and services primarily on a subscription basis. These services help consumers protect themselves against identity theft or fraud and understand and monitor their credit profiles and other personal information, which include credit reports, credit monitoring and credit scores.

Recent Developments

On June 4, 2009, Steel Vault issued a $500,000 promissory note, convertible into common stock at any time at a price of $0.30 per share, to VeriChip. The proceeds are being used to support our continued subscriber growth and working capital needs. For more information on the transaction, see Note 6 — Financing Agreements to Steel Vault’s condensed consolidated financial statements included elsewhere in this joint proxy statement/prospectus. Currently, Scott R. Silverman, Steel Vault’s chairman of the board, is the executive chairman and chief executive officer of VeriChip and controls VeriChip, Mr. Caragol, Steel Vault’s chief executive officer, president and acting chief financial officer, is the acting chief financial officer of VeriChip, and Michael E. Krawitz, a director of Steel Vault is also a director of VeriChip.

Results of Operations

On December 5, 2008, Steel Vault purchased all of the outstanding membership interests in NCRC, which company became Steel Vault’s wholly-owned subsidiary. In February 2009, Steel Vault launched its first marketing campaigns related to the National Credit Report products and services. Prior to that time, its marketing campaigns for customer acquisition had been minimal.

Three Months Ended June 30, 2009 Compared to Three Months Ended June 30, 2008
(in thousands unless otherwise noted)

Revenue

In the three months ended June 30, 2009, Steel Vault recorded $343 of revenue from subscription sales of its identity security products and services. This revenue is generated from active subscribers. As of June 30, 2009, Steel Vault had 15,565 active subscribers. Active subscribers pay between $14.95 and $19.95 per month for its services.

Cost of Revenue

In the three months ended June 30, 2009, Steel Vault recorded $149 as cost of revenue from subscriber acquisition and fulfillment costs. These costs include Steel Vault’s costs of delivering its services and products to its subscribers under data service agreements with credit reporting aggregators.

Sales and Marketing Expenses

For the three months ended June 30, 2009, Steel Vault recorded $681 in sales and marketing expenses, which consisted of commissions paid for subscriber acquisition, website development and sales and marketing salaries.

General and Administrative Expenses

General and administrative expenses from continuing operations for the quarter ended June 30, 2009 increased $529, or 518.2%, to $631 from $102 for the same quarter last year. The increase was primarily due to a substantial increase in commercial operations subsequent to the acquisition of NCRC and the launch of commercial operations in February 2007.

Nine Months Ended June 30, 2009 Compared to Nine Months Ended June 30, 2008
(in thousands unless otherwise noted)

Revenue

In the nine months ended June 30, 2009, Steel Vault recorded $418 of revenue from subscription sales of its identity security products and services. This revenue is generated from active subscribers. As of June 30, 2009, Steel Vault had 15,565 active subscribers. Active subscribers pay between $14.95 and $19.95 per month for Steel Vault’s services.

Cost of Revenue

In the nine months ended June 30, 2009, Steel Vault recorded $234 as cost of revenue from subscriber acquisition and fulfillment costs. These costs include Steel Vault’s costs of delivering its services and products to its subscribers under data service agreements with credit reporting aggregator.

Sales and Marketing Expenses

For the nine months ended June 30, 2009, Steel Vault recorded $901 in sales and marketing expenses, which consisted of commissions paid for subscriber acquisition, website development and sales and marketing salaries.

General and Administrative Expenses

General and administrative expenses from continuing operations for the nine months ended June 30, 2009 increased $1,164, or 202.8%, to $1,738 from $574 for the same period last year. Stock based compensation expense in the nine months ended June 30, 2009 was $524 compared to $134 in the nine months ended June 30, 2008. The increase was primarily due to a substantial increase in commercial operations subsequent to the acquisition of NCRC and stock-based compensation.

Liquidity and Capital Resources
(in thousands unless otherwise noted)

Cash used in operating activities during the nine months ended June 30, 2009 and 2008 was $1,353 and $163, respectively. The cash used in the nine months ended June 30, 2009 and 2008 was primarily to fund operating losses.

Cash used in investing activities was $132 for the nine months ended June 30, 2009, compared to cash provided by investing activities of $887 for the nine months ended June 30, 2008. Cash used in investing activities for the nine months ended June 30, 2009 was a result of acquisition costs for the NCRC purchase of $61, net of the cash provided by the acquisition of $15, and purchases of software and equipment. Cash provided by investing activities in the nine months ended June 30, 2008 was from the proceeds from the sale of InfoTech under the Sale Agreement.

Cash provided by financing activities was $734 for the nine months ended June 30, 2009, of which $690 was the result of the proceeds from the Blue Moon and VeriChip debt financing.

Steel Vault has $505 of cash at June 30, 2009. In line with its strategy to grow its customer and subscriber base, Steel Vault plans to review opportunities for new sources of capital, both debt and equity, which would be used to grow its subscriber base by investing in sales and marketing initiatives to acquire new customers. Management believes that with cash on hand, operating cash inflows, and through additional debt or equity financing, that it will be able to continue to finance Steel Vault’s growth initiatives.

Steel Vault has experienced losses from operations of $2,491 and negative operating cash flows of $1,353 for the nine months ended June 30, 2009. Its ability to continue as a going concern is dependent upon, among other things, the achievement of future profitable operations and the ability to generate sufficient cash from operations, equity and/or debt financing and other funding sources to meet its obligations over the next twelve months. The balance of cash and cash equivalents as of June 30, 2009 may not be sufficient to meet Steel Vault’s anticipated cash requirements through 2009, based on its present plan of operation. As a result, Steel Vault may seek to raise additional capital during fiscal 2009. Delays in the timing of raising such capital may require Steel Vault to delay, scale back or eliminate some or all of its operations while it raises capital. No assurance can be given that additional financing will be available on acceptable terms or at all. Under these circumstances, Steel Vault may be unable to continue as a going concern. These condensed financial statements should be read in conjunction with Steel Vault’s audited financial statements for the year ended September 30, 2008 included in this joint proxy statement/prospectus beginning on page FS-59. The accompanying condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of the carrying amount of recorded assets or the amount and classification of liabilities that might result should Steel Vault be unable to continue as a going concern.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141(R)”). In SFAS 141(R), the FASB retained the fundamental requirements of Statement No. 141 to account for all business combinations using the acquisition method (formerly the purchase method) and for an acquiring entity to be identified in all business combinations. However, SFAS 141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS 141(R) is effective for annual periods beginning on or after December 15, 2008. Steel Vault is currently evaluating whether the adoption of SFAS 141(R) will have a material impact on its financial statements.

In June 2008, the FASB ratified EITF Issue No. 07-5, “Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity’s Own Stock.” EITF 07-5 provides that an entity should use a two-step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument’s contingent exercise and settlement provisions. It also clarifies on the impact of foreign currency denominated strike prices and market-based employee stock option valuation instruments on the evaluation. EITF 07-5 is effective for fiscal years beginning after December 15, 2008. Steel Vault is currently assessing the impact of EITF 07-5 on its consolidated financial position and results of operations.

In April 2009, the FASB issued FASB Staff Position FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (“FSP FAS 107-1”) and (“APB 28-1”). FSP FAS 107-1 amends FASB Statement No. 107, “Disclosures about Fair Value of Financial Instruments”, to require disclosures about fair value of financial instruments in interim as well as in annual financial statements and amends APB Opinion No. 28 “Interim Financial Reporting”, to require those disclosures in interim financial statements. FSP FAS 107-1 and APB 28-1 were adopted by Steel Vault on April 1, 2009. These staff positions did not have a material impact on Steel Vault’s Condensed Consolidated Financial Statements.

In May 2009, the FASB issued SFAS No. 165 “Subsequent Events” (“SFAS 165”). SFAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 sets forth (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS 165 is effective for interim or annual financial periods ending after June 15, 2009. The adoption of this standard did not have a material impact on Steel Vault’s Condensed Consolidated Financial Statements.

In June 2009, the FASB issued SFAS No. 168 “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162”. The FASB Accounting Standards Codification (“Codification”) will be the single source of authoritative nongovernmental U.S. generally accepted accounting principles. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. SFAS 168 is effective for interim and annual periods ending after September 15, 2009. All existing accounting standards are superseded as described in SFAS 168. All other accounting literature not included in the Codification is nonauthoritative. The adoption of this standard is not expected to have a material impact on Steel Vault’s Condensed Consolidated Financial Statements.

No other recently issued accounting pronouncements that became effective during the nine months ended June 30, 2009, or that will become effective in a subsequent period, have had or are expected to have a material impact on Steel Vault’s consolidated financial statements.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT OF STEEL VAULT

The following table sets forth certain information known to Steel Vault regarding beneficial ownership of shares of its common stock as of September 25, 2009 by:

•	each of its directors;

•	each of its named executive officers;

•	all of its executive officers and directors as a group; and

•	each person, each person, or group of affiliated persons, known to Steel Vault to be the beneficial owner of more than 5% of its outstanding shares of common stock.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting and investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of September 25, 2009 are deemed outstanding person. The percentage of beneficial ownership is based on 9,874,971 shares of Steel Vault’s common stock outstanding as of September 25, 2009. Unless otherwise noted below, the address of the persons and entities listed in the table is c/o Steel Vault Corporation, 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445.

	Number of Shares	Percent of
	Beneficially	Outstanding
	Owned(1)	Shares
Name and Address of Beneficial Owner	(#)	(%)

Five percent stockholders:
Scott R. Silverman(2)	7,205,135	53.7%
VeriChip Corporation(2)	2,000,001	16.8%
William J. Caragol(3)	4,655,134	42.5%
Blue Moon Energy Partners, LLC(2)	3,155,134	30.2%
Jared Shaw(4)	1,322,975	13.0%
Andrew Larkin(5)	1,112,975	10.6%
Kevin H. McLaughlin(6)	625,000	6.1%
Michael E. Krawitz(7)	650,000	6.2%
Named Executive Officers and Directors:
Charles E. Baker, III(8)	300,000	3.0%
William J. Caragol(3)	4,655,134	42.5%
Michael J. Feder(9)	—	—
Michael E. Krawitz(7)	650,000	6.2%
Jonathan F. McKeage(10)	120,000	1.2%
Kevin H. McLaughlin(6)	625,000	6.1%
J. Robert Patterson(11)	300,000	3.0%
Scott R. Silverman(2)	7,205,135	53.7%
Executive Officer and Directors as a group (5 persons)(12)	10,280,135	68.6%

*	Less than 1%

(1)	In determining the number and percentage of shares beneficially owned by each person, shares that may be acquired by such person pursuant to options exercisable within 60 days after September 25, 2009, are deemed outstanding for purposes of determining the total number of outstanding shares for such person, but are not deemed outstanding for such purposes with respect to all other stockholders.

(2)	Includes (i) 3,155,134 shares held directly by Blue Moon Energy Partners LLC of which Mr. Silverman is a manager and controls a member of Blue Moon, R & R Consulting Partners, LLC, (ii) 2,000,001 shares held by VeriChip of which Mr. Silverman is a controlling stockholder and executive chairman of the board and (iii) 950,000 shares of Steel Vault common stock issuable upon the exercise of stock options that are exercisable within sixty days of the date hereof.

(3)	Includes 3,155,134 shares held directly by Blue Moon Energy Partners LLC of which Mr. Caragol is a manager and member. On June 4, 2009, Mr. Caragol was issued a common stock purchase warrant exercisable for 500,000 shares of Steel Vault common stock, with an exercise price of $0.30 per share, in connection with the debt finance transaction between Steel Vault and VeriChip, dated June 4, 2009, in consideration for the guaranty of collection, dated June 4, 2009 that Mr. Caragol executed in favor of VeriChip.

(4)	Includes 321,949 shares of Steel Vault common stock issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days of September 25, 2009, over which Mr. Shaw has sole voting and dispositive power, and 1,001,026 shares of Steel Vault common stock.

(5)	Includes 661,949 shares of Steel Vault common stock issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days of September 25, 2009, over which Mr. Larkin has sole voting and dispositive power, and 451,026 shares of Steel Vault common stock.

(6)	Includes 425,000 shares of Steel Vault common stock issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days of September 25, 2009, over which Mr. McLaughlin has sole voting and dispositive power, and 200,000 shares of restricted Steel Vault common stock, which vest on January 1, 2010 and over which Mr. McLaughlin lacks dispositive power.

(7)	Includes 650,000 shares of Steel Vault common stock issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days of September 25, 2009.

(8)	Consists of shares of restricted Steel Vault common stock, which vests on January 1, 2010, over which Mr. Baker lacks dispositive power.

(9)	Mr. Feder, Steel Vault’s former acting interim chief financial officer, ceased being a named executive officer on October 24, 2008.

(10)	Mr. McKeage, Steel Vault’s former chief executive officer, ceased being a named executive officer on July 2, 2008. The information included in the table is based solely on the Form 4 filed with the SEC on January 24, 2008 by Mr. McKeage.

(11)	Mr. Patterson, Steel Vault’s former vice president, chief financial officer and treasurer, ceased being a named executive officer on March 21, 2008, and ceased being a director on July 22, 2008. Includes 300,000 shares of Steel Vault common stock issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days of September 25, 2009.

(12)	All securities represent shares of Steel Vault common stock and shares of Steel Vault common stock issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days of September 25, 2009 by Steel Vault’s current directors and executive officer.

DESCRIPTION OF VERICHIP’S CAPITAL STOCK

As of September 25, 2009, VeriChip’s authorized capital stock consisted of 40,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share.

The following is a summary of the material terms of VeriChip’s common stock and preferred stock. This summary does not purport to describe all the terms of the common stock and preferred stock, and such description is subject to, and qualified by reference to, VeriChip’s second amended and restated certificate of incorporation and its amended and restated by-laws, all of which have been filed with the SEC, and by applicable law.

Common Stock

As of September 25, 2009, there were 13,810,628 shares of VeriChip common stock outstanding and held of record by approximately 20 stockholders. The holders of VeriChip common stock are entitled to one vote for each share held of record on all matters properly submitted to a vote of the holders of common stock. Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of VeriChip common stock are entitled to receive ratably such dividends and other distributions as may be declared by its board of directors, out of assets or funds legally available therefor. In the event of a liquidation, dissolution or winding up of VeriChip, holders of its common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then-outstanding preferred stock.

Holders of VeriChip common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking-fund provisions applicable to VeriChip common stock. All outstanding shares of VeriChip common stock are, and all shares of VeriChip common stock issuable upon conversion of the preferred stock, when and if issued, will be, fully paid and nonassessable.

Preferred Stock

VeriChip’s board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series, and to fix the designations, powers, preferences and relative, participating, optional and other special rights, if any, of each such class or series and the qualifications, limitations and restrictions thereof, including dividend rights, conversion rights, voting rights, sinking-fund provisions, terms of redemption, liquidation preferences, preemption rights, and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders. The issuance of preferred stock could adversely affect the voting power of holders of VeriChip common stock and could have the effect of delaying, deferring or preventing a change in control of VeriChip.

On September 29, 2009, VeriChip filed a certificate of designations of preferences, rights and limitations of Series A Preferred Stock with the Secretary of State of the State of Delaware and the number of shares so designated is 2,000, par value $0.001 per share, which shall not be subject to increase without any consent of the holders of the Series A Preferred Stock. The Series A Preferred Stock ranks, with respect to rights upon liquidation, winding-up or dissolution, senior to VeriChip common stock and any other classes of stock or series of VeriChip preferred stock and junior to VeriChip’s existing and future indebtedness. Holders of Series A Preferred Stock will have no voting rights and no preemptive rights. There are no sinking-fund provisions applicable to Series A Preferred Stock.

Holders of VeriChip Series A Preferred Stock will have the right to convert their preferred stock into shares of VeriChip common stock, on or after the six-month anniversary of the issuance date of their Series A Preferred Stock, at a conversion price equal to the closing bid price on the trading day immediately preceding the notice date by VeriChip or the holder. If VeriChip or the holder exercises this conversion option with respect to any Series A Preferred Stock, VeriChip will issue to the holder the number of shares of VeriChip common stock equal to (x) $10,000 per share of Series A Preferred Stock multiplied by (y) the number of shares of Series A Preferred Stock subject to the notice, divided by (z) the conversion price with respect to such shares. If VeriChip exercises the conversion prior to the fourth anniversary of the issuance of such shares, then in addition to the conversion shares, VeriChip must pay to the holder additional shares with respect to such converted shares: (i) 35% of the conversion shares if converted after the six-month anniversary of the issuance date, but prior to the first anniversary of the issuance date, (ii) 27% of the converted shares if converted on or after the first anniversary, but prior to the second anniversary of the issuance date, (iii) 18% of the converted shares if converted on or after the second anniversary, but prior to the third anniversary of the issuance date, and (iv) 9% of the converted shares if converted on or after the third anniversary, but prior to the fourth anniversary of the issuance date.

If VeriChip at any time on or after the date of issuance of any Series A Preferred Stock subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding shares of common stock into a greater number of shares, the conversion price in effect immediately prior to such subdivision will be proportionately reduced and the number of conversion shares will be proportionately increased. If VeriChip at any time on or after such issuance date combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding shares of common stock into a smaller number of shares, the conversion price in effect immediately prior to such combination will be proportionately increased and the number of conversion shares will be proportionately decreased. In addition to any adjustments described in this paragraph, if at any time VeriChip grants, issues or sells any options, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of shares of common stock, then the holder of Series A Preferred Stock will be entitled to acquire, upon the terms applicable to such purchase rights, the aggregate purchase rights which the holder could have acquired if the holder had held the number of shares of common stock acquirable upon conversion of all Series A Preferred Stock held by the holder immediately before the date on which a record is taken for the grant, issuance or sale of such purchase rights, or, if no such record is taken, the date as of which the record holders of shares of common stock are to be determined for the grant, issue or sale of such purchase rights.

If VeriChip fails to timely authorize the credit of the Series A Preferred Stock holder’s balance account for such number of conversion shares to which the Series A Preferred Stock holder is entitled pursuant to a conversion notice, then, in addition to all other remedies available to the Series A Preferred Stock holder, VeriChip must, subject to the availability of lawful funds therefor, pay in cash to the Series A Preferred Stock holder on each day that the issuance of such conversion shares is not timely effected an amount equal to 1.5% of the product of (A) the sum of the number of conversion shares not issued to such holder on a timely basis and to which such holder is entitled and (B) the closing bid price of the shares of common stock on the trading day immediately preceding the last possible date which VeriChip could have issued such conversion shares to the Series A Preferred Stock holder without violating any other restrictions on the issuance of conversion shares to the holder. In addition, if after VeriChip’s receipt of the applicable conversion delivery documents, VeriChip fails to timely authorize the credit of the Series A Preferred Stock holder’s balance account for the number of conversion shares to which such holder is entitled upon such holder’s exercise, and such holder purchases shares of common stock to deliver in satisfaction of a sale by the the Series A Preferred Stock holder of conversion shares issuable upon such exercise that such holder anticipated receiving from VeriChip, then VeriChip shall, within one trading day after such holder’s request, either (i) pay cash, subject to the availability of lawful funds therefor, to such holder in an amount equal to the the Series A Preferred Stock holder’s total purchase price for the shares of common stock so purchased, at which point VeriChip’s obligation to credit such holder’s balance account for the number of conversion shares to which such holder is entitled upon such holder’s exercise and to issue such conversion shares shall terminate, or (ii) promptly honor its obligation to credit such holder’s balance account for the number of conversion shares to which such holder is entitled upon the Series A Preferred Stock holder’s exercise and pay cash, subject to the availability of lawful funds therefor, to the holder in an amount equal to the excess (if any) of the total purchase price for the common stock so purchased over the product of (A) such number of shares of common stock sold by such holder in satisfaction of its obligations, times (B) the closing bid price on the date of exercise.

At no time may VeriChip or the Series A Preferred Stock holder deliver a conversion notice if the number of conversion shares to be received pursuant to such conversion notice, aggregated with all other shares of common stock then beneficially (or deemed beneficially) owned by such holder, would result in the Series A Preferred Stock holder owning, on the date of delivery of the conversion notice, more than 9.99% of all common stock outstanding as determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. In addition, as of any date, the aggregate number of shares of common stock into which the Series A Preferred Stock are convertible within 61 days, together with all other shares of common stock then beneficially (or deemed beneficially) owned (as determined pursuant to Rule 13d-3 under the Exchange Act) by the Series A Preferred Stock holder and its affiliates (as such term is defined in Rule 12b-2 under the Exchange Act), shall not exceed 9.99% of the total outstanding shares of common stock as of such date.

Holders of VeriChip Series A Preferred Stock, commencing on the first anniversary of the date of issuance of any such shares of preferred stock, will be entitled to receive dividends on each outstanding share of Series A Preferred Stock, which shall accrue in shares of Series A Preferred Stock at a rate equal to 10% per annum. Accrued dividends will be payable annually on the anniversary of the issuance date. No dividend will be payable with respect to shares of Series A Preferred Stock that are redeemed for cash or converted into shares of VeriChip common stock prior to the first anniversary of the issuance date with respect to such shares.

Upon any liquidation, dissolution or winding up of VeriChip, after payment or provision for payment of VeriChip’s debts and other liabilities, before any distribution or payment is made to the holders of any other class or series of stock, the holders of Series A Preferred Stock will first be entitled to be paid out of VeriChip’s assets available for distribution to its stockholders an amount with respect to the Series A liquidation value (i.e., $10,000 per share of Series A Preferred Stock), after which any remaining VeriChip assets will be distributed among the holders of the other class or series of VeriChip stock in accordance with VeriChip’s certificates of designations and certificate of incorporation.

VeriChip may redeem, for cash, any or all of the Series A Preferred Stock at any time at the redemption price per share equal to $10,000 per share of Series A Preferred Stock, plus any accrued but unpaid dividends with respect to such shares. If VeriChip exercises this redemption option with respect to any Series A Preferred Stock prior to the fourth anniversary of the issuance of such preferred stock, then in addition to the redemption price, VeriChip must pay to the holder a make-whole price per share equal to the following with respect to such redeemed Series A Preferred Stock: (i) 35% of the Series A liquidation value if redeemed prior to the first anniversary of the issuance date, (ii) 27% of the Series A liquidation value if redeemed on or after the first anniversary, but prior to the second anniversary of the issuance date, (iii) 18% of the Series A liquidation value if redeemed on or after the second anniversary, but prior to the third anniversary of the issuance date, and (iv) 9% of the Series A liquidation value if redeemed on or after the third anniversary but prior to the fourth anniversary of the issuance date.

Board of Directors

VeriChip’s board of directors is not classified.

Anti-Takeover Provisions

Certain provisions of the VeriChip second amended and restated certificate of incorporation and amended and restated by-laws could make the acquisition of VeriChip by means of a tender offer, or the acquisition of control of VeriChip by means of a proxy contest or otherwise, more difficult. These provisions, summarized below, are intended to discourage certain types of coercive takeover practices and inadequate takeover bids, and are designed to encourage persons seeking to acquire control of VeriChip to negotiate with the VeriChip board of directors. VeriChip believes that the benefits of increased protection against an unfriendly or unsolicited proposal to acquire or restructure VeriChip outweigh the disadvantages of discouraging such proposals. Among other things, negotiation of such proposals could result in an improvement of their terms.

Provisions in the VeriChip second amended and restated certificate of incorporation and amended and restated by-laws.  The VeriChip second amended and restated certificate of incorporation and amended and restated by-laws provide other mechanisms that may help to delay, defer or prevent a change in control. For example, the VeriChip second amended and restated certificate of incorporation does not provide for cumulative voting in the election of directors. Cumulative voting provides for a stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder will not be able to gain as many seats on VeriChip’s board of directors based on the number of shares of VeriChip stock that such stockholder holds as it would if cumulative voting were permitted. The elimination of cumulative voting makes it more difficult for a minority stockholder to gain a seat on VeriChip’s board of directors to influence the board’s decision regarding a takeover.

Under the VeriChip second amended and restated certificate of incorporation, 5,000,000 shares of preferred stock remain undesignated. The authorization of undesignated preferred stock makes it possible for the board of directors, without stockholder approval, to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to obtain control of VeriChip.

The VeriChip amended and restated by-laws contain advance-notice procedures that apply to stockholder proposals and the nomination of candidates for election as directors by stockholders, other than nominations made pursuant to the notice given by VeriChip with respect to such meetings or nominations made by or at the direction of the board of directors.

These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of VeriChip.

Transfer Agent and Registrar

The transfer agent and registrar for VeriChip’s common stock is Registrar and Transfer Company, located at 10 Commerce Drive, Cranford, New Jersey 07016, and its telephone number is 800-368-5948.

COMPARISON OF THE RIGHTS OF STOCKHOLDERS OF
VERICHIP AND STEEL VAULT

Steel Vault and VeriChip are each organized under the laws of the State of Delaware and subject to the DGCL. Any differences, therefore, in the rights of holders of capital stock in Steel Vault and VeriChip arise primarily from differences in their respective certificates of incorporation and by-laws. Upon completion of the merger, holders of Steel Vault common stock will become holders of VeriChip common stock, and their rights will be governed by Delaware law, VeriChip’s second amended and restated certificate of incorporation, as amended, and VeriChip’s amended and restated by-laws.

The following discussion summarizes the material differences between the rights of Steel Vault stockholders and VeriChip stockholders, as described in the applicable provisions of their respective certificates of incorporation and by-laws. This section does not include a complete description of all the differences between the rights of these stockholders or the specific rights of these stockholders. All Steel Vault stockholders and VeriChip stockholders are urged to read carefully the relevant provisions of Delaware law, as well as Steel Vault’s amended and restated certificate of incorporation, as amended, Steel Vault’s second amended and restated by-laws, VeriChip’s second amended and restated certificate of incorporation, and VeriChip’s amended and restated by-laws.

Capital Stock

Capitalization

VeriChip:

The aggregate number of shares of all classes of stock that VeriChip has the authority to issue is 45,000,000 shares, of which 5,000,000 shares are preferred stock having a par value of $0.001 per share, and 40,000,000 shares are common stock having a par value of $0.01 per share.

Steel Vault:

The total number of shares of capital stock that Steel Vault has the authority to issue is 85,000,000 shares, consisting of 80,000,000 shares of common stock having a par value of $0.01 per share, and 5,000,000 shares of preferred stock having no par value per share.

Preferred Stock

VeriChip and Steel Vault:

Subject to the laws of the State of Delaware, the board of directors of each of VeriChip and Steel Vault has the authority to issue preferred stock, from time to time, in one or more series, and to set the relative rights and preferences of the shares of each series.

Voting Rights

VeriChip:

Under the provisions of VeriChip’s second amended and restated certificate of incorporation, subject to the voting rights of any holders of preferred stock, holders of common stock are entitled to one vote for each share of common stock held of record on each matter properly submitted to the holders of common stock.

Steel Vault:

Under the provisions of Steel Vault’s amended and restated certificate of incorporation, as amended, and subject to the voting rights of any holders of preferred stock, holders of common stock exclusively possess all voting power for the election of directors and for all other purposes, with each such holder being entitled to one vote for each share of common stock held of record on each matter properly submitted to the holders of common stock.

Preemptive Rights

VeriChip and Steel Vault:

No Steel Vault or VeriChip stockholder has preemptive or preferential rights, other than such right, if any, as the board of directors of Steel Vault or VeriChip, as applicable in its discretion may from time to time determine, and at such prices as the board of directors of Steel Vault or VeriChip, as applicable, may from time to time fix.

Dividends

VeriChip and Steel Vault:

Subject to the prior rights of the preferred stock of VeriChip and Steel Vault, holders of VeriChip and Steel Vault common stock may receive dividends.

Meetings and Voting

Fixing of Record Date

VeriChip:

The board of directors may fix in advance a record date for the determination of the stockholders entitled to notice of, and to vote at, any meeting of stockholders or any adjournment thereof, which record date shall not precede the date upon which the board of directors adopts a resolution fixing the record date, and which record date shall not be more than 60 days, or less than 10 days, before the date of the meeting. If the board of directors does not set a record date for the determination of stockholders entitled to notice of, or to vote at, any stockholders meeting, the record date shall be at the close of business on the business day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of, or to vote at, a stockholders meeting will apply to any adjournment of the meeting, but the board of directors may fix a new record date for the adjourned meeting.

Steel Vault:

The board of directors may fix in advance a record date for the determination of the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, which record date shall not precede the date upon which the board of directors adopts a resolution fixing the record date, and which record date shall not be more than 60 days, or less than 10 days, before the date of the meeting. If the board of directors fixes a record date for notice of any stockholders meeting, such date shall also be the record date for determining stockholders entitled to vote at such meeting, unless the board of directors determines, at the time it fixes such record date, that a later date (on or before the date of the stockholders meeting) shall be the date for making such determination. If no record date is fixed by the board of directors, the record date for the determination of stockholders entitled to notice of, or to vote at, a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of, or to vote at, a stockholders meeting will apply to any adjournment of the meeting. However, the board of directors may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of the adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting.

Special Stockholder Meetings

VeriChip:

Unless otherwise required by law or the terms of any one or more series of preferred stock, only the chairman of the board, the chief executive officer, the president, or the board of directors (pursuant to a resolution adopted by a majority of the whole board of directors) may call a special meeting of stockholders. The stockholders may not call a special meeting of stockholders.

Steel Vault:

Subject to the rights of any stockholders with preference over the common stock as to dividends or upon liquidation, dissolution or winding-up, special meetings of stockholders may be called only by a majority of the board of directors or by the holders of a majority of the outstanding shares of common stock.

Stockholder Action by Written Consent

VeriChip:

Unless otherwise required by the terms of any class or series of preferred stock, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken only upon the vote of stockholders at a duly-noticed and duly-called annual or special meeting, and may not be taken by written consent of stockholders without a meeting.

Steel Vault:

Any action required or permitted to be taken by the stockholders must be effected at a duly-called annual or special meeting of stockholders, and may not be effected by written consent of such holders stockholders without a meeting.

Cumulative Voting

VeriChip and Steel Vault:

VeriChip and Steel Vault stockholders do not have any right to cumulative voting.

Advance Notice of Nominations and Stockholder Proposals

VeriChip:

For nominations of directors to be properly brought before an annual or special meeting or for other business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the secretary.

To be timely, a stockholder’s notice for nominations of directors (to be brought before either an annual meeting or a special meeting called for the purpose of electing directors) must be received by the secretary at the principal executive offices of VeriChip (i) in the case of an annual meeting, not later than the close of business on the 90th day, nor earlier than the opening of business on the 120th day, before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that if the annual meeting is called for a date that is not within 45 days before or after such anniversary date, notice by the stockholder to be timely must be so received not earlier than the opening of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting was first made by VeriChip; and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made by VeriChip.

To be timely, a stockholder’s notice for business other than nominations (to be brought before an annual meeting) must be received by the secretary at the principal executive offices of VeriChip not later than the close of business on the 90th day, or earlier than the opening of business on the 120th day, before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that, if the annual meeting is called for a date that is not within 45 days before or after such anniversary date, notice by the stockholder to be timely must be so received not earlier than the opening of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting is first made by VeriChip.

Steel Vault:

For nominations of directors or other business to be properly brought before any meeting of stockholders by a stockholder, the stockholder must have given timely notice thereof in writing to the secretary.

To be timely, a stockholder’s notice for nominations of directors (to be brought before an annual meeting) must be received by the secretary not less than 60 days, or more than 90 days, prior to the first anniversary of the preceding year’s annual meeting of stockholders; provided, however, that if the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, notice by the stockholder to be timely must be so received no earlier than the 90th day prior to such annual meeting and not later than the close of business on the later of (x) the 60th day before the meeting or (y) the 10th day following the day on which notice of the date of the annual meeting of stockholders was mailed or public disclosure thereof was made by Steel Vault, whichever occurs first. To be timely, a stockholder’s notice for nominations of directors (to be brought before a special meeting) must be received by the secretary not earlier than the 90th day prior to such special meeting and not later than the close of business on the later of (x) the 60th day prior to such meeting or (y) the 10th day following the day on which notice of the date of the special meeting was mailed or public disclosure thereof was made by Steel Vault, whichever comes first.

To be timely, a stockholder’s notice for business other than nominations (to be brought before an annual meeting) must be received by the secretary not later than 60 days, or more than 90 days, prior to the first anniversary of the preceding year’s annual meeting of stockholders; provided, however, that, if the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary, notice by the stockholder to be timely must be so received not earlier than the 90th day prior to such annual meeting and not later than the close of business on the later of (x) the 60th day prior to such annual meeting or (y) the 10th day following the date on which notice of the date of the annual meeting was mailed or public disclosure thereof was made, whichever comes first. To be timely, a stockholder’s notice for business other than nominations (to be brought before a special meeting) must be received by the secretary not less than 10 days immediately following the giving of notice of such special meeting.

Board of Directors

Number; Election and Term

VeriChip:

The number of directors, other than those who may be elected by the holders of one or more series of preferred stock voting separately by class or series, shall be fixed from time to time exclusively by the board of directors pursuant to a resolution adopted by a majority of the whole board of directors.

Steel Vault:

The number of directors shall be determined from time to time by resolution adopted by affirmative vote of a majority of the entire board of directors, but will not be less than three. The board of directors must be divided into three classes (designated Class I, Class II and Class III), as nearly equal in number as possible. At each annual meeting of stockholders, successors to the class of directors whose terms expire at that annual meeting shall be elected for three-year terms. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director.

Vacancy and Removal of Directors

VeriChip:

Newly created directorships resulting from an increase in the number of directors and any director vacancies resulting from death, resignation, retirement, disqualification, removal or other cause may be filled only by a majority vote of the directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders). Any director so chosen shall hold office for the remainder of the term to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

Any or all of the directors may be removed from office only for cause and only by the affirmative vote of the holders of a majority of the outstanding shares of VeriChip capital stock then entitled to vote generally in the election of directors, voting together as a single class; provided, however, except as otherwise required by law, if the holders of one or more series of preferred stock have the right (voting separately by class or series) to elect one or more directors, the filling of vacancies and the removal from office of such directorships, among other things, will be governed by the terms of such series of preferred stock.

Steel Vault:

Unless otherwise required by law, newly created directorships resulting from an increase in the number of directors and any director vacancies resulting from death, resignation, retirement, disqualification, removal or other cause will be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his or her predecessor.

Any or all of the directors may be removed from office only for cause and only by the affirmative vote of not less than two-thirds (2/3) of the votes entitled to be cast by the holders of all of the then-outstanding shares of Steel Vault capital stock then entitled to vote generally in the election of directors, voting together as one class; provided, however, that if a proposal to remove a director is made by or on behalf of an interested person or a director who is not independent, then such removal shall also require the affirmative vote of not less than a majority of the votes entitled to be cast by the holders of all of the then-outstanding shares of Steel Vault capital stock then entitled to vote generally in the election of directors, voting together as one class, but excluding the shares beneficially owned by such interested person.

Amendments

Certificate of Incorporation

VeriChip and Steel Vault:

An amendment to either VeriChip’s second amended and restated certificate of incorporation or to Steel Vault’s amended and restated certificate of incorporation, as amended, requires approval by the applicable board of directors and by the holders of a majority of the applicable outstanding stock. Any proposed amendment to the certificate of incorporation that would increase or decrease the authorized shares of a class of stock, increase or decrease the par value of the shares of a class of stock, or alter or change the powers, preferences or special rights of the shares of a class of stock (so as to affect them adversely) requires approval of the holders of a majority of the outstanding shares of the affected class, voting as a separate class, in addition to the approval of a majority of the shares entitled to vote on that proposed amendment. If any proposed amendment would alter or change the powers, preferences or special rights of any series of a class of stock so as to affect them adversely, but does not affect the entire class, then only the shares of the series affected by the proposed amendment is considered a separate class for purposes of the immediately preceding sentence.

By-laws

VeriChip:

The board of directors, by the affirmative vote of a majority of the directors, may adopt, amend, alter or repeal the by-laws. In addition, subject to applicable law, the stockholders — by the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of all outstanding shares of VeriChip capital stock then entitled to vote generally in the election of directors, voting together as a single class — may adopt, amend, alter or repeal any by-law.

Steel Vault:

The board of directors, by the affirmative vote of a majority of the directors, may make, alter, amend or repeal the by-laws. In addition, subject to applicable law, the holders of voting stock may make, alter, amend or repeal the by-laws; provided, however, that any proposal by or on behalf of an interested person or a director who is not independent to make, alter, amend or repeal the by-laws shall require approval by the affirmative vote of not less than two-thirds (2/3) of the votes entitled to be cast by holders of all then-outstanding voting stock, voting together as one class, excluding voting stock beneficially owned by such interested person, unless either (a) such action has been approved by a majority of the board of directors prior to such interested person first becoming an interested person or (b) prior to such interested person first becoming an interested person, a majority of the board of directors has approved such interested person becoming an interested person and, subsequently a majority of the independent directors has approved such action.

Indemnification

General

VeriChip:

VeriChip will indemnify and hold harmless, to the fullest extent authorized or permitted by applicable law, each person (other than a party plaintiff in a proceeding that was not authorized by the board of directors) who is, or is threatened to be made, a party to, or is otherwise involved in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, because he or she is or was a director or officer of VeriChip or, while a director or officer of VeriChip, is or was serving at the request of VeriChip as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all expense, liability and loss (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by such person in connection with such action, suit or proceeding. This right to indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators. The right to indemnification and advancement of expenses is a contractual right and includes the right to be paid by VeriChip the expenses incurred in defending or otherwise participating in any such proceeding in advance of its final disposition to the fullest extent authorized by the DGCL.

Steel Vault:

Steel Vault will, to the fullest extent permitted by the provisions of the DGCL, indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Steel Vault) because he or she is or was a director or officer of the Steel Vault, or is or was serving at the request of Steel Vault as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding and any appeal therefrom, provided he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Steel Vault, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Unless ordered by a court, Steel Vault will indemnify only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because he or she has met the applicable standard of conduct. This determination will be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders. The right to indemnification shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. To the extent that a director or officer of Steel Vault has been successful on the merits or otherwise in a defense of any such action or claim, he or she will be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith.

Insurance

VeriChip:

VeriChip may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of VeriChip, or who is or was serving at the request of VeriChip as a director, officer, employee or agent of another corporation, partnership, joint venture, limited liability company, trust or other enterprise, against any expense, liability or loss incurred by such person in any such capacity or arising out of his or her status as such, whether or not VeriChip would have the power to indemnify such person against such liability under Delaware law.

Steel Vault:

The board of directors of Steel Vault may, in its discretion, authorize Steel Vault to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Steel Vault, or is or was serving at the request of Steel Vault as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liabilities asserted against him or incurred by him in any such capacity, or arising out of his or her status as such, whether or not Steel Vault would have the power to indemnify him or her against such liability.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Subject to the limitations and qualifications set forth in this section, the discussion in this section represents the opinion of Holland & Knight LLP, or H&K, counsel to VeriChip as to the material United States federal income tax consequences of the merger generally applicable to Steel Vault stockholders who hold their shares of Steel Vault common stock as capital assets at the effective time of the merger and who exchange their shares for shares of VeriChip common stock in the merger. H&K has delivered these opinions, dated as of September 18, 2009, to VeriChip and Steel Vault, respectively. The discussion set forth below does not address all United States federal income tax considerations that may be relevant to Steel Vault stockholders in light of their particular circumstances, and does not apply to the treatment of stock options or warrants in the merger or the treatment of Steel Vault stockholders that are subject to special rules under U.S. federal income tax laws, such as:

•	foreign persons;

•	financial institutions, insurance companies, mutual funds, dealers in securities or foreign currencies, tax-exempt organizations and stockholders subject to the alternative minimum tax;

•	stockholders who hold Steel Vault common stock as part of a hedge, straddle, constructive sale or conversion transaction, or other risk-reduction arrangement;

•	stockholders who acquired their Steel Vault common stock through stock option or stock purchase programs or otherwise as compensation; and

•	stockholders whose functional currency is not the U.S. dollar.

In addition, this discussion does not consider the tax treatment of Steel Vault stockholders who hold their Steel Vault shares through a partnership or other pass-through entity, and it does not address the tax consequences of the merger under foreign, state or local tax laws or U.S. federal estate tax laws.

Steel Vault stockholders are urged to consult their own tax advisors regarding the tax consequences of the merger to them based on their own circumstances, including the application and effect of U.S. federal, state, local and foreign tax laws.

The following discussion is based on interpretations of the Internal Revenue Code, applicable Treasury Regulations, judicial decisions and administrative rulings and practice, all as of the date of this joint proxy statement/prospectus, and all of which are subject to change. Any such change could affect the accuracy of the statements and conclusions set forth in this discussion and the tax consequences of the merger to VeriChip, Steel Vault and/or their respective stockholders. The following discussion is not binding on the Internal Revenue Service or a court, and neither one is precluded from asserting a contrary position.

Neither VeriChip nor Steel Vault has requested, nor will either request, a ruling from the Internal Revenue Service with regard to any of the tax consequences of the merger. Steel Vault has received an opinion from H&K that the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. VeriChip has received an opinion from H&K that the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. The opinion is based upon the assumption that the merger will take place in the manner described in the merger agreement, and also assumes the truth and accuracy of certain factual representations made by VeriChip and Steel Vault to H&K that are customarily given in transactions of this kind.

Qualification as a “reorganization” means that, subject to the limitations and qualifications set forth in this discussion, the following U.S. federal income tax consequences will result from the merger:

•	A Steel Vault stockholder will not recognize gain or loss on the exchange of Steel Vault common stock for VeriChip common stock pursuant to the merger, except with respect to cash received in lieu of fractional shares (as discussed below) or except as otherwise discussed below;

•	The total initial tax basis of any VeriChip stock received by a Steel Vault stockholder in the merger (including any fractional shares deemed received and exchanged for cash) will be equal to the total tax basis of the Steel Vault common stock exchanged therefor; and

•	The holding period of the VeriChip common stock received by a Steel Vault stockholder in the merger will include the holding period of the Steel Vault common stock surrendered therefor.

Even if the merger did qualify as a reorganization, the receipt of VeriChip common stock could be a taxable transaction if the Internal Revenue Service were to successfully assert that such stock was being issued in whole or in part in exchange for consideration other than Steel Vault stock. In addition, opinions of counsel are not binding on the Internal Revenue Service or the courts. As a result, neither VeriChip nor Steel Vault can assure you that the conclusions contained in this discussion will not be challenged by the Internal Revenue Service or sustained by a court if challenged. If the Internal Revenue Service were to assert successfully that the merger is not a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, then each Steel Vault stockholder would be required to recognize gain or loss equal to the difference between (i) the fair market value of the VeriChip common stock received in the exchange and (ii) the stockholder’s tax basis in the Steel Vault stock surrendered therefor. In such event, a Steel Vault stockholder’s total initial tax basis in the VeriChip common stock received would be equal to its fair market value at the effective time of the merger, and the stockholder’s holding period for the VeriChip common stock received would begin on the day after the merger. The gain or loss recognized would be long-term capital gain or loss if the Steel Vault stockholder’s holding period for the Steel Vault common stock was more than one year.

Cash in Lieu of Fractional Shares.  A holder of Steel Vault common stock who receives cash in lieu of a fractional share of VeriChip common stock generally will be treated as having received such fractional share in the merger and then as having received cash in exchange for such fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the tax basis allocated to such fractional share of VeriChip common stock. Such gain or loss generally will be long-term capital gain or loss if, as of the effective date of the merger, the holding period in the Steel Vault common stock exchanged is greater than one year.

Backup Withholding of U.S. Federal Income Tax

A non-corporate holder of Steel Vault shares may be subject to backup withholding, unless the stockholder (i) provides a correct taxpayer identification number (which, for an individual stockholder, generally is the stockholder’s social security number) and certifies that he, she or it is not subject to backup withholding on the substitute W-9 that is included as part of the transmittal letter or (ii) otherwise is exempt from backup withholding. Backup withholding will not apply to a Steel Vault stockholder who completes and signs the substitute Form W-9 that is included as part of the transmittal letter, or who otherwise proves to VeriChip and its exchange agent that it is exempt from backup withholding. A Steel Vault stockholder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the Internal Revenue Service. Backup withholding is not an additional tax and may be claimed as a credit against a Steel Vault stockholder’s federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

Reporting and Record Keeping

A Steel Vault stockholder is required to retain records of the transaction. At a minimum, the information retained must include: (i) the amount of, and the stockholder’s tax basis in, the Steel Vault common stock surrendered, and (ii) the fair market value, as of the time of the effective date of the merger, of the VeriChip common stock received in the exchange therefor.

In addition, a significant holder of Steel Vault common stock must attach, to the stockholder’s federal income tax return for the year of the merger, a statement meeting the requirements of Treasury Reg. § 1.368-3(b). For this purpose, a significant holder is any person who, immediately before the merger, held: (i) at least 5% (by vote or value) of Steel Vault’s outstanding stock, if the stock held by such stockholder is publicly traded; or (ii) at least 1% (by vote or value) of Steel Vault’s outstanding stock, if the stock held by such stockholder is not publicly traded.

The preceding discussion does not purport to be a complete analysis of all potential tax consequences of the merger that may be relevant to a particular Steel Vault stockholder. Holders of Steel Vault common stock are urged to consult their own tax advisors regarding the specific tax consequences to them of the merger, including the applicability and effect of foreign, state, local and other tax laws.

VALIDITY OF COMMON STOCK

The validity of the shares of VeriChip common stock offered in connection with the merger will be passed upon by Holland & Knight LLP, One East Broward Boulevard, Suite 1300, Fort Lauderdale, Florida 33301. Holland & Knight LLP will render an opinion that the description of the U.S. federal income tax consequences described under the caption “The Merger — Material United States Federal Income Tax Consequences” is accurate in all material respects.

EXPERTS

The financial statements of VeriChip at December 31, 2008 and 2007 and for each of the years in the two year period ended December 31, 2008, included in this joint proxy statement/prospectus have been audited by Eisner LLP, independent registered public accounting firm as stated in their report appearing herein and is included in reliance on the report of such firm given upon the authority of said firm as experts in auditing and accounting.

The financial statements of Steel Vault at September 30, 2008 and for the year ended September 30, 2008, included in this joint proxy statement/prospectus have been audited by Eisner LLP, independent registered public accounting firm as stated in their report appearing herein and is included in reliance on the report of such firm given upon the authority of said firm as experts in auditing and accounting.

The financial statements of Steel Vault at September 30, 2007 and for the years ended September 30, 2007 and 2006, included in this joint proxy statement/prospectus have been audited by J.H. Cohn LLP, independent registered public accounting firm as stated in their report appearing herein and is included in reliance on the report of such firm given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

Each of VeriChip and Steel Vault files reports, proxy statements and other information with the SEC. You may read and copy any of this information at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an internet website that contains reports, proxy statements and other information regarding issuers, including VeriChip and Steel Vault, who file electronically with the SEC. The address of that site is http://www.sec.gov. The information contained on the SEC’s website is expressly not incorporated by reference in this joint proxy statement/prospectus. You can obtain any of the materials that VeriChip or Steel Vault files with the SEC from the SEC, through the SEC’s website at the address described above, or from VeriChip or Steel Vault, as applicable, by requesting them in writing or by telephone at the following addresses:

VeriChip Corproation
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
Telephone: (561) 805-8008
Attention: Investor Relations

Steel Vault Corporation
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
Telephone: (561) 805-8000
Attention: Investor Relations

These documents are available from VeriChip or Steel Vault, as applicable, without charge, excluding any exhibits to the documents, unless the exhibit is specifically listed as an exhibit to the registration statement of which this joint proxy statement/prospectus forms a part. Copies of materials related to VeriChip may also be inspected at the offices of the Nasdaq Stock Market, Inc., One Liberty Plaza, 50th Floor, New York, New York 10006. Stockholders may also consult VeriChip’s and Steel Vault’s websites for more information concerning the merger described in this joint proxy statement/prospectus. Information included in VeriChip’s and Steel Vault’s websites is not incorporated by reference in this joint proxy statement/prospectus.

IN ORDER FOR YOU TO RECEIVE TIMELY DELIVERY OF THE DOCUMENTS BEFORE THE VERICHIP SPECIAL AND ANNUAL MEETING OR THE STEEL VAULT SPECIAL MEETING, VERICHIP OR STEEL VAULT SHOULD RECEIVE YOUR REQUEST NO LATER THAN NOVEMBER 3, 2009.

VeriChip has filed a registration statement under the Securities Act with the SEC with respect to VeriChip’s common stock to be issued to Steel Vault stockholders in the merger. This joint proxy statement/prospectus constitutes the prospectus of VeriChip filed as part of the registration statement. You may inspect and copy the registration statement at the address listed above.

You should rely only on information contained in this joint proxy statement/prospectus or any supplement we provide to you. Neither VeriChip nor Steel Vault has authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. VeriChip is not making an offer to sell the VeriChip common stock in any jurisdiction where the offer or sale is not permitted.

You should not assume that the information appearing in this joint proxy statement/prospectus or any supplement is accurate as of any date other than the date on the front of the documents. VeriChip’s and Steel Vault’s business, financial condition, results of operations and other information may have changed since that date.

INDEX TO VERICHIP CORPORATION’S FINANCIAL STATEMENTS

The following financial statements and related notes have been excerpted from VeriChip’s Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on February 12, 2009, and VeriChip’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, filed with the SEC on August 13, 2009. Unless the context otherwise requires, references to “we,” “us,” “our,” the “Company” and “VeriChip” within this section refer to VeriChip Corporation and its consolidated subsidiaries.

Item 1.	Financial Statements.

VERICHIP CORPORATION

Condensed Consolidated Balance Sheets

	June 30,	December 31,
	2009	2008
	(Unaudited)
	(In thousands, except par value)

ASSETS
Current Assets:
Cash	$1,165	$3,229
Restricted Cash	4,434	—
Prepaid expenses and other current assets	232	275

Total Current Assets	5,831	3,504
Equipment, net of accumulated depreciation	30	39
Restricted cash	—	4,543
Investment in Steel Vault — Warrant	62	—
Note Receivable from Steel Vault	468	—

	$6,391	$8,086

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$251	$72
Accrued expenses and other current liabilities	948	1,094

Total Current Liabilities	1,199	1,166
Deferred gain	—	4,500

Total Liabilities	$1,199	$5,666

Commitments and contingencies
Stockholders’ Equity:
Capital stock:
Preferred stock, Authorized 5,000 shares of $.001 par value; no shares issued or outstanding	—	—
Common stock, Authorized 40,000 shares of $.01 par value; issued and outstanding 13,760 and 11,730 shares at June 30, 2009 and December 31, 2008, respectively	137	117
Additional paid-in capital	44,996	44,410
Accumulated deficit	(39,965)	(42,107)
Other Comprehensive Income	24	—

Total Stockholders’ Equity	5,192	2,420

	$6,391	$8,086

See accompanying notes to unaudited condensed consolidated financial statements.

VERICHIP CORPORATION

Condensed Consolidated Statements of Operations

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008
	(In thousands, except per share data)
	(Unaudited)

Revenue	$49	$32	$57	$35
Cost of goods sold	19	61	19	61

Gross profit (loss)	30	(29)	38	(26)
Operating expenses:
Selling, general and administrative	935	3,497	2,304	6,746
Research and development	—	50	—	212

Total operating expenses	935	3,547	2,304	6,958
Operating loss	(905)	(3,576)	(2,266)	(6,984)
Interest and other income	11	(835)	24	(980)
Gain on sale of Xmark Corporation	4,385	—	4,384	—
Interest expense	—	(478)	—	(839)

Total other income (expense)	4,396	(1,313)	4,408	(1,819)
Income (loss) from continuing operations	3,491	(4,889)	2,142	(8,803)
Income from discontinued operations	—	1,682	—	2,753

Net income (loss)	$3,491	$(3,207)	$2,142	$(6,050)

Earnings per common share — Basic
Net income (loss) per common share from continuing operations	$0.28	$(0.50)	$0.18	$(0.90)
Net income per common share from discontinued operations	—	0.17	—	0.28

Net income (loss) per common share	$0.28	$(0.33)	$0.18	$(0.62)

Weighted average number of shares outstanding	12,436	9,803	12,240	9,703

Earnings per common share — Diluted
Net income (loss) per common share from continuing operations	$0.27	$(0.50)	$0.17	$(0.90)
Net income per common share from discontinued operations	—	0.17	—	0.28

Net income (loss) per common share	$0.27	$(0.33)	$0.17	$(0.62)

Weighted average number of shares outstanding	12,894	9,803	12,563	9,703

Net income	$3,491	$—	$2,142	$—
Other Comprehensive Income	24	—	24	—

Comprehensive income	$3,515	$—	$2,166	$—

See accompanying notes to unaudited condensed consolidated financial statements.

VERICHIP CORPORATION

Condensed Consolidated Statement of Stockholders’ Equity
For the Six Months Ended June 30, 2009

					Accumulated
			Additional		Other	Total
	Common Shares		Paid-in	Accumulated	Comprehensive	Stockholders’
	Number	Amount	Capital	Deficit	Income	Equity
	(In thousands)
	(Unaudited)

Balance December 31, 2008	11,730	$117	$44,410	$(42,107)	$—	$2,420
Net income	—	—	—	2,142	—	2,142
Unrealized gain on available for sale securities					24	24
Stock based compensation	1,520	15	341	—	—	356
Issuance of shares for settlement of litigation expense	510	5	245	—	—	250

Balance June 30, 2009	13,760	$137	$44,996	$(39,965)	$24	$5,192

See accompanying notes to unaudited condensed consolidated financial statements.

VERICHIP CORPORATION

Condensed Consolidated Statements of Cash Flows

	For the Six Months Ended
	June 30,
	2009	2008
	(In thousands)
	(Unaudited)

Cash flows from operating activities:
Net income (loss)	$2,142	$(6,050)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	15	35
Stock based compensation	356	1,754
Accrued interest	—	505
Gain on sale of Xmark Corporation	(4,385)	—
Asset impairment	—	44
Allowance for inventory excess	—	53
Issuance of shares for settlement of litigation expense	250	—
Non cash interest income	(11)	—
Changes in operating assets and liabilities:
Decrease in accounts receivable	—	32
Increase in inventories	—	(11)
Decrease in prepaid expenses and other current assets	44	384
Increase in accounts payable and accrued expenses	91	131
Net cash used in discontinued operations	(60)	(712)

Net cash used in operating activities	(1,560)	(3,835)
Cash flows from investing activities:
Purchase of equipment	(9)	(12)
Proceeds from sale of equipment	5	—
Investment in note receivable	(500)	—
Net cash used in discontinued operations	—	(58)

Net cash provided by (used in) investing activities	(504)	(70)
Cash flows from financing activities:
Debt financing	—	8,000
Deferred financing costs	—	(495)
Principal payments to stockholder on long term debt	—	(5,600)
Issuance of common shares	—	48
Stock issuance costs	—	(9)
Net cash used in discontinued operations	—	(1,515)

Net cash provided by financing activities	—	429
Net decrease in cash	(2,064)	(3,476)
Cash, beginning of period	3,229	7,250

Cash, end of period	$1,165	$3,774

See accompanying notes to unaudited condensed consolidated financial statements.

VERICHIP CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements

1.	Business and Basis of Presentation

VeriChip Corporation (the “Company,” “us,” “we,” or “our”) is a Delaware corporation formed in November 2001. The Company commenced operations in January 2002. On February 14, 2007, the Company completed an initial public offering of its common stock, selling 3,100,000 shares of its common stock at a price of $6.50 per share.

On July 18, 2008, the Company completed the sale of all of the outstanding capital stock of Xmark Corporation, its wholly-owned Canadian subsidiary (“Xmark”), to Stanley Canada Corporation (“Stanley”) for $47.9 million in cash, which consisted of the $45 million purchase price plus a balance sheet adjustment of $2.9 million. Under the terms of the stock purchase agreement, $4.5 million of the proceeds were held in escrow for a period of 12 months to provide for indemnification obligations under the stock purchase agreement, if any. As a result, the Company recorded a gain on the sale of Xmark of $6.2 million, with $4.5 million of that gain deferred until the escrow was settled. The Xmark business included all of the operations of our previously reported healthcare security and industrial segments. The financial position, results of operations and cash flows of Xmark for 2008 have been reclassified as a discontinued operation.

During the quarter ended June 30, 2009 the Company finalized the process related to the indemnification obligations supported by the $4.5 million escrow. On July 20, 2009 the Company received $4.4 million of the previously escrowed funds, which was net of a $115 thousand payment to Stanley as the final settlement of the final balance sheet adjustment. As a result, the Company recognized a $4.4 million previously deferred gain in its statement of operations for the three and six months ended June 30, 2009.

Following the completion of the sale of Xmark to Stanley, the Company retired all of its outstanding debt for a combined payment of $13.5 million and settled all contractual payments to officers and management of the Company and Xmark for $9.1 million. In addition, the Company issued a special dividend of $15.8 million on August 28, 2008.

The Company has historically developed, marketed, and sold radio frequency identification (frequently referred to as RFID) systems used for the identification and protection of people in the healthcare market. The Company’s VeriMed Health Link system uses the human-implantable passive RFID microchip that is used in patient identification applications, securely linking a patient to their personal health record as maintained in the Company’s proprietary database. Each implantable Health Link microchip contains a unique verification number that is read when it is scanned by the Company’s scanner. In October 2004, the U.S. Food and Drug Administration, or FDA, cleared the Company’s VeriMed Health Link system for use in medical applications in the United States.

The accompanying unaudited condensed consolidated financial statements of the Company and its subsidiaries as of June 30, 2009 and December 31, 2008 (the December 31, 2008, financial information included in this report has been extracted from the Company’s audited financial statements included in its Annual Report on Form 10-K, as amended, for the year ended December 31, 2008), and for the three and six months ended June 30, 2009 and 2008 have been prepared in accordance with United States (“U.S.”) generally accepted accounting principles (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X under the Securities Exchange Act of 1934. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of the Company’s management, all adjustments (including normal recurring adjustments) considered necessary to present fairly the unaudited condensed consolidated financial statements have been made. Certain items in the June 30, 2008 periods have been reclassified for comparative purposes.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates. Included in these estimates are assumptions

VERICHIP CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

about allowances for excess inventory, bad debt reserves, lives of long lived assets, lives of intangible assets, assumptions used in Black-Scholes valuation models, estimates of the fair value of acquired assets and assumed liabilities, the determination of whether any impairment is to be recognized on goodwill or intangibles, among others.

The unaudited condensed consolidated statements of operations for the three and six months ended June 30, 2009 and 2008 are not necessarily indicative of the results that may be expected for the entire year. These statements should be read in conjunction with the consolidated financial statements and related notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008.

Fair Value of Financial Instruments

The carrying values of financial instruments including cash and accounts payable approximate fair value due to the relatively short term nature of these instruments.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements.” SFAS 157 defines fair value and establishes a framework for measuring fair value in accordance with U.S. GAAP. The statement also expands the disclosures related to the fair value measurements used to value assets and liabilities. SFAS 157 was effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company adopted SFAS 157 on January 1, 2008. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This standard is now the single source in U.S. GAAP for the definition of fair value, except for the fair value of leased property as defined in SFAS 13. SFAS 157 establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs), (2) assumptions that are other than quoted prices which are either directly or indirectly observable for the asset or liability through correlation with market data and (3) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy under SFAS 157 are described below:

•	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Inputs that are both significant to the fair value measurement and unobservable.

The Company’s investment in the common stock purchase warrant to purchase 333 thousand common shares of Steel Vault Corporation (“Steel Vault”), as further discussed in Note 4, are classified as Level 2 under SFAS 157 hierarchy. The warrant investment in the Company is valued monthly using a black-scholes model with observable market inputs.

Investments are classified within Level 3 of the fair value hierarchy because they trade infrequently (or not at all) and therefore have little or no readily available pricing. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available. The note receivable is classified within Level 3 of the fair value hierarchy.

VERICHIP CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

Valuations for Level 3 investments are adjusted when changes to inputs and assumptions are corroborated by evidence such as transactions in similar instruments, convertible offerings in the equity or debt, and changes in financial ratios or cash flows of the borrower and the guarantor’s financial ability to repay the obligation in the event of a default. The note receivable is guaranteed by the Company’s acting chief financial officer who is the chief executive officer of Steel Vault, the borrower.

For positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability and such adjustments are generally based on available market information. In the absence of such evidence, management’s best estimate is used.

The values assigned to investments and any unrealized gains or losses reported are based on available information and do not necessarily represent amounts that might be realized if a ready market existed and such difference could be material. Furthermore the ultimate realization of such amounts depends on future events and circumstances and therefore valuation estimates may differ from the value realized upon disposition of individual positions.

The following table sets forth information about the level within the fair value hierarchy at which the Company’s investments are measured at June 30, 2009 (expressed in thousands):

		Fair Value
	Fair Value	Hierarchy

Assets
Warrant	$64	2
Note receivable	$468	3

Total	$532

The following summarizes changes in fair value of the Company’s Level 3 assets for the six months ended June 30, 2009. The information reflects gains and losses for the period for assets categorized as Level 3 as of June 30, 2009 (expressed in thousands):

Level 3
Note Receivable

Balance — December 31, 2008	$—
Unrealized gains — (representing accretion of debt discount)	$2
Purchases	$466

Balance — June 30, 2009	$468

Change in unrealized gains	$2

Recent Accounting Pronouncements

In April 2009, the FASB issued FASB Staff Position FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (“FSP FAS 107-1”) and (“APB 28-1”). FSP FAS 107-1 amends FASB Statement No. 107, “Disclosures about Fair Value of Financial Instruments”, to require disclosures about fair value of financial instruments in interim as well as in annual financial statements and amends APB Opinion No. 28 “Interim Financial Reporting”, to require those disclosures in interim financial statements. FSP FAS 107-1 and APB 28-1 were adopted by the Company on April 1, 2009. These staff positions did not have a material impact on our Condensed Consolidated Financial Statements.

In May 2009, the FASB issued SFAS No. 165 “Subsequent Events” (“SFAS 165”). SFAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 sets forth (1) the period after the

VERICHIP CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS 165 was effective for the Company’s interim financial periods ending June 30, 2009. The adoption of this standard did not have a material impact on our Condensed Consolidated Financial Statements.

In June 2009, the FASB issued SFAS No. 168 “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162”. The FASB Accounting Standards Codification (“Codification”) will be the single source of authoritative nongovernmental U.S. generally accepted accounting principles. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. SFAS 168 is effective for interim and annual periods ending after September 15, 2009. All existing accounting standards are superseded as described in SFAS 168. All other accounting literature not included in the Codification is nonauthoritative. The adoption of this standard is not expected to have a material impact on our Condensed Consolidated Financial Statements.

Stock-Based Compensation

Effective January 1, 2006, the Company adopted Financial Accounting Standards Board (“FASB”) SFAS No. 123 (revised 2004), Share Based Payment, or FAS 123R using the modified prospective transition method. Under this method, stock-based compensation expense is recognized using the fair-value based method for all awards granted on or after the date of adoption. Compensation expense for new awards granted after January 1, 2006 is recognized over the requisite service period based on the grant-date fair value of those options. Prior to adoption, the Company used the intrinsic value method under Accounting Principles Board 25, and related interpretations and provided the disclosure-only provisions of FAS 123. Under the intrinsic value method, no stock-based compensation had been recognized in our consolidated statement of operations for options granted to the Company’s employees and directors because the exercise price of such stock options equaled or exceeded the fair market value of the underlying stock on the dates of grant.

The Company recorded compensation expense, related to stock options, of approximately $0.3 million and $0.4 million for the three and six months ended June 30, 2009, respectively, and approximately $0.9 million and $1.8 million for the three and six months ended June 30, 2008, respectively.

In December 2008, the Company issued approximately 518 thousand shares of its restricted common stock to Mr. Caragol, its acting chief financial officer in lieu of salary. The shares vest according to the following schedule: (i) 20% vested on the grant date, and (ii) 80% shall vest on January 1, 2010. In the event of a change in control and if Mr. Caragol is terminated without cause, the shares will immediately vest. The shares are subject to forfeiture in the event Mr. Caragol is terminated for cause. Compensation expense of approximately $22 thousand and $168 thousand was recorded in the three and six months ended June 30, 2009, respectively, for these shares.

In December 2008, the Company issued approximately 602 thousand shares of its restricted common stock to Mr. Silverman, its executive chairman in lieu of salary. If Mr. Silverman remains involved in the day-to-day management of the Company, the shares will vest upon the earlier to occur of: (i) January 1, 2010, or (ii) a change in control of the Company. The shares are subject to forfeiture in the event that Mr. Silverman fails to remain involved in the day-to-day management of the Company. Compensation expense of approximately $55 thousand and $110 thousand was recorded in the three and six months ended June 30, 2009, respectively, for these shares.

VERICHIP CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

In December 2008, the Company issued 400 thousand shares of its restricted common stock to members of the board of directors, which vest on January 1, 2010. The Company determined the value of the stock to be approximately $100 thousand based on the value of its common stock on the dates of grant. The value of the outstanding restricted stock is being amortized as compensation expense over the vesting period. Compensation expense of approximately $37 thousand and $73 thousand was recorded in the three and six months ended June 30, 2009, respectively, for these shares.

In January and December 2008, the Company issued 25 thousand and 170 thousand options, respectively, to a director, employees and consultants, which vest on January 18, 2011 and December 31, 2011, respectively. The Company determined the value of the option to be approximately $43 thousand based on the value of its common stock on the dates of grant. The value of the outstanding options is being amortized as compensation expense over the vesting period. Compensation expense of approximately $2 thousand and $4 thousand was recorded in the three and six months ended June 30, 2009, respectively, for these options.

Stock-based compensation expense is reflected in the condensed consolidated statement of operations in selling, general and administrative expense.

The Company’s computation of expected life was determined based on the simplified method. The interest rate was based on the U.S. Treasury Yield curve in effect at the time of grant. The Company’s computation of expected volatility is based on the historical volatility of the Company’s comparable companies’ average historical volatility.

2.	Principles of Consolidation

The financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company transactions and balances had been eliminated in consolidation.

3.	Inventories

	June 30,	December 31,
	2009	2008

Raw materials	$161	$161
Work in process	—	—
Finished goods	52	52

	213	213
Allowance for excess and obsolescence	(213)	(213)

	$—	$—

4.	Note Receivable

On June 4, 2009, the Company invested $500 thousand in Steel Vault pursuant to a secured convertible promissory note (the “Note”). The two year Note is collectible on demand on or after June 4, 2010, accrues at a rate of twelve percent and is secured by substantially all of Steel Vault’s assets, including the assets of National Credit Report.com, LLC, a wholly-owned subsidiary of Steel Vault. The security interest held by the Company on the assets is senior to any other security interest on the assets pursuant to a Subordination and Intercreditor Agreement between the Company and Blue Moon Energy Partners LLC, a Florida limited liability company (“Blue Moon”). The Note can be prepaid at any time without penalty and matures on June 4, 2011. The unpaid principal and accrued and unpaid interest under the Note can be converted at any time into common stock of Steel Vault at a price of $0.30 per share.

VERICHIP CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

The investment included a common stock purchase warrant given to VeriChip to purchase 333 thousand common shares of the Company at a price of $0.30 per share. The fair market value at issuance was $34. Interest receivable as of June 30, 2009 was $2.

The Company valued each component of the investment as of the investment period and allocated the $500 thousand investment proportionately to the Note and common stock purchase warrant based on their respective fair values on June 4, 2009.

The financing transaction also included a guaranty of collection given by William J. Caragol for the benefit of the Company. See Note 9 — Related Party Transactions.

5.	Stockholders’ Equity

Stock Option Plans

In April 2002, the Company’s board of directors approved the VeriChip Corporation 2002 Flexible Stock Plan, or the VeriChip 2002 Plan. Under the VeriChip 2002 Plan, the number of shares for which options, SARs or performance shares, may be granted is approximately 2.0 million. As of June 30, 2009, approximately 1.7 million options and restricted shares, net of forfeitures, have been granted to directors, officers and employees under the VeriChip 2002 Plan and 0.3 million of the options or shares granted were outstanding as of June 30, 2009, all of which are fully vested. As of June 30, 2009, no SARs have been granted and 0.3 million shares may still be granted under the VeriChip 2002 Plan.

On April 27, 2005, the board of directors of Digital Angel Corporation (“Digital Angel”), the Company’s former majority stockholder, approved the VeriChip Corporation 2005 Flexible Stock Plan, or the VeriChip 2005 Plan. Under the VeriChip 2005 Plan, the number of shares for which options, SARs or performance shares may be granted is approximately 0.3 million. As of June 30, 2009, approximately 0.3 million options have been granted under the VeriChip 2005 Plan and 0.2 million of the options were outstanding. Approximately 0.2 million of the options are fully vested and expire up to nine years from the vesting date. As of June 30, 2009, no SARs have been granted and 832 shares may still be granted under the VeriChip 2005 Plan.

On June 17, 2007, the Company adopted the VeriChip 2007 Stock Incentive Plan, or the VeriChip 2007 Plan. Under the VeriChip 2007 Plan, the number of shares for which options, SARs or performance shares could be granted was 1.0 million. On December 16, 2008, the Company’s stockholders approved an amendment to the VeriChip 2007 Plan to include an additional 2.0 million shares that may be granted. As of June 30, 2009, approximately 2.4 million options and shares have been granted. As of June 30, 2009, no SARs have been granted and 0.6 million shares may still be granted under the VeriChip 2007 Plan.

In addition, as of June 30, 2009, options exercisable for approximately 0.3 million shares of the Company’s common stock have been granted outside of the Company’s plans. These options were granted at exercise prices ranging from $0.23 to $8.55 per share, are fully vested and are exercisable for a period of up to seven years.

In the six months ended June 30, 2009, no options were granted. In the six months ended June 30, 2008, 25 thousand options and 0.7 million shares were granted.

VERICHIP CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

A summary of option activity under the Company’s option plans as of June 30, 2009, and changes during the six months then ended is presented below (in thousands, except per share amounts):

		Weighted
		Average
	Number of	Exercise Price
	Options	per Share

Outstanding on January 1, 2009	1,225	$4.52
Granted	—	—
Exercised	—	—
Forfeited	221	0.57

Outstanding on June 30, 2009	1,004	5.39

Exercisable on June 30, 2009(1)	834	6.41

Shares available on June 30, 2009 for options and common shares that may be granted	836

(1)	The intrinsic value of a stock option is the amount by which the fair value of the underlying stock exceeds the exercise price of the option. Based upon the Company’s closing price on the NASDAQ, the fair value of the underlying stock was $0.46 at June 30, 2009. As of June 30, 2009, the aggregate intrinsic value of all options outstanding was $21 thousand.

The following table summarizes information about stock options at June 30, 2009 (in thousands, except weighted-average amounts):

	Outstanding Stock Options			Exercisable Stock Options
		Weighted-	Weighted-		Weighted-
		Average	Average		Average
		Remaining	Exercise		Exercise
Range of		Contractual	Price per		Price per
Exercise Prices	Shares	Life (Years)	Share	Shares	Share

$0.0000 to $2.0250	226	8.2	$0.55	56	$1.10
$4.0501 to $6.0750	348	7.1	5.59	348	5.59
$6.0751 to $8.1000	318	4.3	7.08	318	7.08
$8.1001 to $10.1250	106	5.5	9.24	106	9.24
$18.2251 to $20.2500	6	3.5	20.25	6	20.25

	1,004	6.3	$5.39	834	$6.41

The Black-Scholes model, which the Company used to determine compensation expense, required the Company to make several key judgments including:

•	the value of the Company’s common stock;

•	the expected life of issued stock options;

•	the expected volatility of the Company’s stock price;

•	the expected dividend yield to be realized over the life of the stock option; and

•	the risk-free interest rate over the expected life of the stock options.

The Company prepared these estimates based upon its historical experience, the stock price volatility of comparable publicly-traded companies and its best estimation of future conditions.

VERICHIP CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

6.	Loss per Common Share

A reconciliation of the numerator and denominator of basic and diluted loss per common share is provided as follows (in thousands, except per share amounts):

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008

Numerator:
Numerator for basic and diluted loss per share:
Income (loss) from continuing operations	3,491	(4,889)	2,142	(8,803)
Net income from discontinued operations	—	1,682	—	2,753

Net income (loss)	$3,491	$(3,207)	$2,142	$(6,050)

Denominator:
Denominator for basic income (loss) per share:
Weighted average shares outstanding — basic	12,436	9,803	12,240	9,703

Net income (loss) per common share from continuing operations — basic	$0.28	$(0.50)	$0.18	$(0.90)
Net income per common share from discontinued operations — basic	—	0.17	—	0.28

Basic income (loss) per share	$0.28	$(0.33)	$0.18	$(0.62)

Denominator for diluted income (loss) per share:
Weighted average shares outstanding — diluted	12,894	9,803	12,563	9,703

Net income (loss) per common share from continuing operations — diluted	$0.27	$(0.50)	$0.17	$(0.90)
Net income per common share from discontinued operations — diluted	—	0.17	—	0.28

Diluted income (loss) per share	$0.27	$(0.33)	$0.17	$(0.62)

The following stock options and restricted stock outstanding as of June 30, 2009 and 2008 were not included in the computation of dilutive loss per share because the net effect would have been anti-dilutive:

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008

Stock options	—	1,815	—	1,815
Restricted common stock	—	1,297	—	1,297

	—	3,112	—	3,112

Securities excluded from the diluted earnings (loss) per share calculation because the exercise prices were greater than the average market price
Stock Options(1)	809	—	809	—

(1)	These options represent the number outstanding at the end of the respective period. At the point that the exercise price is less than the average market price, these options have the potential to be dilutive and application of the treasury method would reduce this amount.

VERICHIP CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

7.	Income Taxes

The Company had an effective tax rate of nil for the three and six months ended June 30, 2009 and 2008. However, it has not recorded a tax benefit for the resulting U.S. net operating loss carryforwards, as the Company has determined that a valuation allowance against its net U.S. deferred tax assets was appropriate based primarily on its historical operating results.

During the three and six months ended June 30, 2009, the Company recognized a gain of $4.4 million from the sale of Xmark in 2008. This gain resulted in taxable income in 2008, which resulted in the Company utilizing a portion of its net operating loss carryforward through the release of the valuation allowance against those tax attributes.

FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (“FIN 48”) was issued to clarify the requirements of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, relating to the recognition of income tax benefits.

FIN 48 provides a two-step approach to recognizing and measuring tax benefits when the benefits’ realization is uncertain. The first step is to determine whether the benefit is to be recognized, and the second step is to determine the amount to be recognized:

•	income tax benefits should be recognized when, based on the technical merits of a tax position, the entity believes that if a dispute arose with the taxing authority and were taken to a court of last resort, it is more likely than not (i.e., a probability of greater than 50 percent) that the tax position would be sustained as filed; and

•	if a position is determined to be more likely than not of being sustained, the reporting enterprise should recognize the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with the taxing authority.

The implementation of FIN 48 did not result in any adjustment to the Company’s beginning tax positions. The Company continues to fully recognize its tax benefits, which are offset by a valuation allowance to the extent that it is more likely than not that the deferred tax assets will not be realized.

The Company recognizes any interest accrued related to unrecognized tax benefits or exposures in interest expense and penalties in operating expenses. During the three and six months ended June 30, 2009 and 2008, there was no such interest or penalty.

8.	Legal proceedings

The Company is engaged in certain legal actions and management believes that the ultimate outcome of these actions will not have a material adverse effect on the Company’s operating results, liquidity or financial position.

The Company is a party to various legal actions, as either plaintiff or defendant, including the matters identified above, arising in the ordinary course of business, none of which is expected to have a material adverse effect on its business, financial condition or results of operations. However, litigation is inherently unpredictable, and the costs and other effects of pending or future litigation, governmental investigations, legal and administrative cases and proceedings, whether civil or criminal, settlements, judgments and investigations, claims or charges in any such matters, and developments or assertions by or against the Company relating to it or to its intellectual property rights and intellectual property licenses could have a material adverse effect on the Company’s business, financial condition and operating results.

VERICHIP CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

9.	Related Party Transactions

Agreements with Steel Vault

The Company shares a common ownership, or control group, with Steel Vault Corporation (“Steel Vault”), a public company formerly known as IFTH Acquisition Corp. R & R Consulting Partners, LLC, a holding company owned and controlled by Scott R. Silverman, and Mr. Silverman currently own on a combined basis, approximately 50% of the Company’s outstanding common stock. As of July 31, 2009, Mr. Silverman owned, directly or indirectly, approximately 59% of Steel Vault’s outstanding common stock, including 2,570,000 shares that are directly owned by Blue Moon. Mr. Silverman, the Company’s executive chairman of the board, is a manager and controls a member of Blue Moon (i.e., R & R Consulting Partners, LLC). William J. Caragol, the Company’s acting chief financial officer and acting treasurer, is also a manager and member of Blue Moon and is the Chief Executive Officer of Steel Vault.

On October 8, 2008, Steel Vault entered into a sublease with Digital Angel for its corporate headquarters located in Delray Beach, Florida, consisting approximately 7,911 feet of office space, which space the Company shares with Steel Vault. The rent for the entire twenty-one-month term of the sublease is $158,000, which Steel Vault paid in one lump sum upon execution of the sublease. The Company reimbursed Steel Vault for one-half of the sublease payment, representing the Company’s share of the total cost of the sublease. In addition, in order to account for certain shared services and resources, the Company and Steel Vault operate under a shared services agreement, in connection with which Steel Vault currently pays the Company $6,500 a month. During the six and three months ended June 30, 2009, the Company recorded $45,000 and $21,000, respectively, for shared services fees from Steel Vault. The Company did not record any payments for shared services fees from Steel Vault for the six and three months ended June 30, 2008.

As discussed in Note 4 above, on June 4, 2009, the Company closed a debt financing transaction with Steel Vault for $500 thousand pursuant to a secured convertible promissory note (the “Note”). The two year Note is collectible on demand on or after June 4, 2010, accrues at a rate of twelve percent and is secured by substantially all of Steel Vault’s assets, including the assets of National Credit Report.com, LLC, a wholly-owned subsidiary of Steel Vault. The Note can be prepaid at any time without penalty and matures on June 4, 2011. The unpaid principal and accrued and unpaid interest under the Note can be converted at any time into common stock of Steel Vault at a price of $0.30 per share.

The financing transaction included a common stock purchase warrant sold to VeriChip to purchase 333 thousand common shares of Steel Vault at a price of $0.30 per share. The fair market value of the warrants at issuance was $34 thousand. Interest accrued as of June 30, 2009 was $2.

The financing transaction also included a guaranty of collection given by William J. Caragol, the Company’s acting chief financial officer, for the benefit of the Company, for which Mr. Caragol received a common stock purchase warrant from Steel Vault to purchase 500 thousand common shares of Steel Vault at a price of $0.30 per share. The fair market value at issuance was $45 thousand.

10.	Events Occurring After Reporting Date

The Company has evaluated events and transactions that occurred between July 1, 2009 and August 13, 2009, which is the date the financial statements were issued and through October 2, 2009 (date of reissue) for possible disclosure or recognition in the financial statements. The Company has determined that there were no such events or transactions that warrant disclosure or recognition in the financial statements except as disclosed.

On September 21, 2009, VeriChip entered into a license agreement with Receptors to obtain an exclusive license to use certain intellectual property of Receptors for internal research, internal development and quality control purposes and to make, sell, offer to sell, import and export tangible products covered by patents and

VERICHIP CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

patent applications, or the licensed products, owned by Receptors in their application to the development of the virus triage detection system for the detection and identification of the influenza virus, including, but not limited to the H1N1 virus.

On September 21, 2009, in connection with the license agreement, VeriChip and Receptors entered into a development/master agreement pursuant to which VeriChip will engage the services of Receptors to develop a sensing system for the detection and identification of the influenza virus, including, but not limited to the H1N1 virus. Under the development/master agreement, Receptors will provide VeriChip with a proof-of-principal report and demonstration of the sensing system by January 31, 2010 (Phase I) and a prototype of the sensing system built or the proof-of-principal report, including influenza sub-type identification by or about September 30, 2010 (Phase II). VeriChip will issue 200,000 restricted shares of VeriChip common stock and $100,000 in cash as payment under Phase I of the development/master agreement. On September 30, 2009, VeriChip decided to fund Phase II of this development and may be financially obligated to fund approximately $600,000 for the cost of that development and continuation of the exclusive license.

VeriChip must pay Receptors royalties of fifty percent (50%) of the net sales of the licensed products used in the detection and sub-type identification of the influenza virus employing Receptors’ proprietary artificial receptor technology or methods, synthetic competitor agent technology or methods, or sensing system technology or methods, worldwide. VeriChip must also pay Receptors fifty percent (50%) of any revenue received from the sale of the licensed products, other than for sales described in the immediately preceding sentence.

On September 29, 2009, VeriChip entered into a definitive agreement for a $10,000,000 convertible preferred stock investment arrangement with Optimus Technology Capital Partners, LLC, or Optimus. VeriChip may issue convertible preferred shares from time to time in multiple tranches. The preferred stock will accrue a 10% in kind dividend and provides an option for VeriChip to prepay with a make-whole premium. The tranches will be convertible into restricted common stock at the market price on the date of each tranche. In conjunction with the financing, R & R Consulting Partners, LLC, which is controlled by Mr. Silverman, agreed to enter into one or more stock loan agreements with Optimus to facilitate the transaction.

Pursuant to the certificate of designations of preferences, rights and limitations of Series A Preferred Stock, or the certificate of designations, that was filed with the Delaware Secretary of State on September 29, 2009, for the Series A Preferred Stock, one or more shares of the Series A Preferred Stock may be converted into shares of VeriChip common stock, on or after the six-month anniversary of the issuance date, at a conversion price equal to the closing bid price on the trading day immediately preceding the notice date, or the conversion price, by VeriChip or Optimus. If VeriChip or Optimus exercises this conversion option with respect to any Series A Preferred Stock, VeriChip will issue to Optimus the number of shares of VeriChip common stock equal to (x) $10,000 per share of Series A Preferred Stock multiplied by (y) the number of shares of Series A Preferred Stock subject to the notice, divided by (z) the conversion price with respect to such shares. If VeriChip exercises the conversion prior to the fourth anniversary of the issuance of such shares, then, in addition to the conversion shares, VeriChip must pay to the holder additional shares with respect to such converted shares: (i) 35% of the conversion shares if converted after the six-month anniversary of the issuance date, but prior to the first anniversary of the issuance date, (ii) 27% of the converted shares if converted on or after the first anniversary, but prior to the second anniversary of the issuance date, (iii) 18% of the converted shares if converted on or after the second anniversary date, but prior to the third anniversary of the issuance date, and (iv) 9% of the converted shares if converted on or after the third anniversary, but prior to the fourth anniversary of the issuance date.

In the event the closing bid price of VeriChip common stock during any one or more of the nine trading days following the delivery of a notice falls below 75% of the closing bid price on the trading day prior to the notice date and Optimus determines not to complete the tranche closing, then VeriChip may, at its option,

VERICHIP CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

proceed to issue some or all of the applicable shares, provided that the conversion price for the preferred stock that is issued shall reset at the lowest closing bid price for such nine trading day period.

Pursuant to the certificate of designations, VeriChip may redeem, for cash, any or all of the Series A Preferred Stock at any time at the redemption price per share equal to $10,000 per share of Series A Preferred Stock, or the Series A liquidation value, plus any accrued but unpaid dividends with respect to such shares of preferred stock. If VeriChip exercises this redemption option with respect to any shares of Series A Preferred Stock prior to the fourth anniversary of the issuance of such preferred stock, then in addition to the Series A liquidation value plus any accrued but unpaid dividends, VeriChip must pay to Optimus a make-whole price per share equal to the following with respect to such redeemed Series A Preferred Stock: (i) 35% of the Series A liquidation value if redeemed prior to the first anniversary of the issuance date, (ii) 27% of the Series A liquidation value if redeemed on or after the first anniversary but prior to the second anniversary of the issuance date, (iii) 18% of the Series A liquidation value if redeemed on or after the second anniversary but prior to the third anniversary of the issuance date, and (iv) 9% of the Series A liquidation value if redeemed on or after the third anniversary but prior to the fourth anniversary of the issuance date. In addition, redemption of the Series A Preferred Stock by VeriChip, to the extent such preferred stock shall not have been converted into shares of VeriChip common stock, shall be mandatory in the event that VeriChip does not receive stockholder approval for the transactions described in the purchase agreement on or before March 31, 2010.

The Series A Preferred Stock ranks, with respect to rights upon liquidation, winding-up or dissolution, senior to VeriChip’s common stock and any other classes of stock or series of preferred stock of VeriChip and junior to existing and future indebtedness of VeriChip. Holders of Series A Preferred Stock will receive dividends on each outstanding share of Series A Preferred Stock, commencing on the first anniversary of the date of issuance of any such shares of such preferred stock, which will accrue in shares of Series A Preferred Stock at a rate equal to 10% per annum from the date of issuance, except for shares of Series A Preferred Stock that are redeemed for cash or converted into shares of common stock prior to the first anniversary of the issuance date with respect to such shares of Series A Preferred Stock.

To facilitate the transactions contemplated by the purchase agreement, R & R Consulting Partners, LLC, or R & R, a company controlled by Scott R. Silverman, VeriChip’s chief executive officer and executive chairman of the board, will loan shares of common stock to Optimus equal to 135% of the aggregate purchase price for each tranche pursuant to stock loan agreements between R & R and Optimus. R & R is being paid $100,000 plus 2% interest for entering into the stock loan arrangement. The aggregate amount of shares loaned under any and all stock loan agreements, together with all other shares sold by or on behalf of VeriChip pursuant to General Instruction I.B.6. to Form S-3, can not exceed one-third of the aggregate market value of the voting and non-voting common equity held by non-affiliates of VeriChip in any 12 month period. R & R may demand return of some or all of the borrowed shares (or an equal number of freely tradable shares of VeriChip common stock) at any time on or after the six-month anniversary date such borrowed shares were loaned to Optimus, but no such demand may be made if there are any shares of Series A Preferred Stock then outstanding. If a permitted return demand is made, Optimus shall return the borrowed shares within three trading days after such demand (or an equal number of freely tradable shares of VeriChip common stock). Optimus may return the borrowed Shares to R & R, in whole or in part, at any time or from time to time, without penalty or premium.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
VeriChip Corporation

We have audited the accompanying consolidated balance sheets of VeriChip Corporation and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the consolidated financial position of VeriChip Corporation and subsidiaries as of December 31, 2008 and 2007, and the consolidated results of their operations and their consolidated cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 12 to the consolidated financial statements, the Company sold Xmark Corporation in 2008 and classified it as discontinued operations for the years ended December 31, 2008 and 2007.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB No. 109,” effective January 1, 2007.

Eisner LLP

New York, New York
February 11, 2009

VERICHIP CORPORATION

Consolidated Balance Sheets

	December 31,	December 31,
	2008	2007
	(In thousands, except par
	value)

ASSETS
Current Assets:
Cash	$3,229	$7,221
Accounts receivable	—	47
Inventories, net of allowance	—	95
Prepaid expenses and other current assets	275	953
Current assets from discontinued operations	—	8,202

Total Current Assets	3,504	16,518
Equipment, net of accumulated depreciation	39	112
Restricted cash	4,543	—
Other assets from discontinued operations	—	33,368

	$8,086	$49,998

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$72	$338
Accrued expenses and other current liabilities	634	632
Note payable to stockholder, current portion	—	2,167
Current liabilities from discontinued operations	460	6,708

Total Current Liabilities	1,166	9,845
Note payable to stockholder, less current portion	—	10,753
Deferred gain	4,500	—
Other liabilities of discontinued operations	—	3,809

Total Liabilities	5,666	24,407

Commitments and contingencies
Stockholders’ Equity:
Capital stock:
Preferred stock, Authorized 5,000 shares of $.001 par value; no shares issued or outstanding	—	—
Common stock, Authorized 40,000 shares, of $.01 par value; issued and outstanding 11,730 and 10,144 shares at December 31, 2008 and 2007, respectively	117	101
Additional paid-in capital	44,410	54,486
Accumulated deficit	(42,107)	(28,959)
Accumulated other comprehensive loss — foreign currency translation	—	(37)
Total Stockholders’ Equity	2,420	25,591

	$8,086	$49,998

See accompanying notes to consolidated financial statements.

VERICHIP CORPORATION

Consolidated Statements of Operations

	For the Years Ended
	December 31,
	2008	2007
	(In thousands, except per share data)

Revenue	43	76
Cost of sales	275	361

Gross loss	(232)	(285)
Operating expenses:
Selling, general and administrative	19,775	13,184
Research and development	712	106

Total operating expenses	20,487	13,290

Operating loss	(20,719)	(13,575)

Gain on sale	6,174	—
Gain on settlement of debt	1,823	—
Interest income and other (expense), net	(334)	281
Interest expense	(879)	(1,673)

Total other income	6,784	1,392

Loss from continuing operations	(13,935)	(14,967)
Income from discontinued operations (net of tax expense (benefit) of $233 and $(1,056))	787	3,057

Net loss attributable to common stockholders	$(13,148)	$(11,910)

Net loss per common share from continuing operations — basic and diluted	$(1.31)	$(1.71)
Net income per common share from discontinued operations — basic and diluted	0.07	0.35

Net loss per common share — basic and diluted	$(1.24)	$(1.36)

Weighted average number of shares outstanding — basic and diluted	10,597	8,756

See accompanying notes to consolidated financial statements.

VERICHIP CORPORATION

Consolidated Statement of Stockholders’ Equity
For the Years Ended December 31, 2008 and 2007

					Accumulated
			Additional		Other	Total
	Common Shares		Paid-in	Accumulated	Comprehensive	Stockholder’s
	Number	Amount	Capital	Deficit	Loss	Equity
	(In thousands)

Balance December 31, 2006	6,056	$61	$39,371	$(17,049)	$(37)	$22,346

Net loss	—	—	—	(11,910)	—	(11,910)
Issuance of shares in public offering, net of costs of $8,033	3,100	31	12,076	—	—	12,107
Issuance of restricted stock	100	1	(1)	—	—	—
Warrant exercise	395	4	(4)	—	—	—
Issuance of shares from option exercises	536	5	370	—	—	375
Stock issuance costs	—	—	(11)	—	—	(11)
Stock based compensation	138	1	3,445	—	—	3,446
Repurchase of shares	(181)	(2)	(760)	—	—	(762)

Balance December 31, 2007	10,144	101	54,486	(28,959)	(37)	25,591

Net loss	—	—	—	(13,148)	—	(13,148)
Stock based compensation	622	6	5,026	—	—	5,032
Issuance of shares to lender	120	2	300	—	—	302
Issuance of shares from option exercises	844	8	434	—	—	442
Dividend to stockholders	—	—	(15,836)	—	—	(15,836)
Sale of Xmark Corporation	—	—	—	—	37	37

Balance December 31, 2008	11,730	$117	$44,410	$(42,107)	$—	$2,420

See accompanying notes to consolidated financial statements.

VERICHIP CORPORATION

Consolidated Statements of Cash Flows

	For the Years Ended
	December 31,
	2008	2007
	(In thousands)

Cash flows from operating activities:
Net loss	$(13,148)	$(11,910)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	52	73
Stock based compensation	5,032	3,446
Bad debt expense	14	—
Impairment of PP&E	44	—
Non cash interest income	(43)	—
Gain on settlement of debt	(1,823)	—
Gain on sale of Xmark Corporation	(6,174)	—
Accrued interest	—	1,491
Allowance for inventory excess	213	258
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	32	(39)
Decrease (increase) in inventories	(117)	155
Increase (decrease) in prepaid expenses and other current assets	344	(832)
Increase in accounts payable and accrued expenses	(225)	(316)

Net cash used in continuing operations	(15,799)	(7,674)
Net cash (used in) provided by discontinued operations	(2,887)	403

Net cash used in operating activities	(18,686)	(7,271)

Cash flows from investing activities:
Proceeds from sale of Xmark Corporation	43,363	—
Payments for equipment and other assets	(22)	(59)
Net cash (used in) provided by discontinued operations	(114)	42

Net cash provided by (used in) investing activities	43,227	(17)

Cash flows from financing activities:
Short-term borrowing	8,000	—
Repayment of short-term borrowing	(8,000)	—
Financing costs	(701)	—
Principal payments to former stockholder	(10,423)	(3,500)
Guarantee fee paid to former stockholder	(500)	—
Borrowings from stockholder	—	1,293
Initial public offering costs	—	(2,879)
Issuance of common shares from the exercise of stock options	442	363
Proceeds from initial public offering, net of underwriter fees	—	18,336
Payment of dividend	(15,836)	—
Share repurchase	—	(762)
Net cash (used in) provided by discontinued operations	(1,515)	662

Net cash (used in) provided by financing activities	(28,533)	13,513

Net (decrease) increase in cash	(3,992)	6,225
Cash, beginning of year	7,221	996

Cash, end of year	$3,229	$7,221

See accompanying notes to consolidated financial statements.

VERICHIP CORPORATION

Notes to Consolidated Financial Statements
(tabulated amounts in thousands of dollars, except per share amounts)

1	Basis of Presentation

VeriChip Corporation is a Delaware corporation formed in November 2001. The Company commenced operations in January 2002. On February 14, 2007, the Company completed an initial public offering of its common stock, selling 3,100,000 shares of its common stock at a price of $6.50 per share.

On July 18, 2008, the Company completed the sale of all of the outstanding capital stock of Xmark Corporation, its wholly-owned Canadian subsidiary (“Xmark”), to Stanley Canada Corporation for $47.9 million in cash, which consisted of the $45 million purchase price plus a balance sheet adjustment of $2.9 million. Under the terms of the stock purchase agreement, $4.5 million of the proceeds will be held in escrow for a period of 12 months to provide for indemnification obligations under the stock purchase agreement, if any. As a result, the Company recorded a gain on the sale of Xmark of $6.2 million, with $4.5 million of that gain deferred until the escrow is settled. The Xmark business includes all of the operations of our previously reported healthcare security and industrial segments. The financial position, results of operations and cash flows of Xmark for 2007 have been reclassified as a discontinued operation.

Following the completion of the sale of Xmark to Stanley Canada, the Company retired all of its outstanding debt for a combined payment of $13.5 million and settled all contractual payments to officers and management of the Company and Xmark for $9.1 million. In addition, the Company issued a special dividend of $15.8 million on August 28, 2008.

The Company has historically developed, marketed, and sold radio frequency identification (frequently referred to as RFID) systems used for the identification and protection of people in the healthcare market. The Company’s VeriMed Health Link system uses the implantable microchip, a human-implantable passive RFID microchip that is used in patient identification applications, securely linking a patient to their personal health record as maintained in the Company’s proprietary database. Each implantable Health Link microchip contains a unique verification number that is read when it is scanned by the Company’s scanner. In October 2004, the U.S. Food and Drug Administration, or FDA, cleared the Company’s VeriMed Health Link system for use in medical applications in the United States.

Prior to November 12, 2008, the Company obtained the implantable microchip from a wholly-owned subsidiary of Digital Angel Corporation, the Company’s former stockholder, under the terms of an amended and restated supply agreement. The supply agreement is discussed in Note 11, “Related Party Transactions.”

On November 12, 2008, the Company entered into an Asset Purchase Agreement (“APA”) with Digital Angel and Destron Fearing Corporation, a wholly-owned subsidiary of Digital Angel, which collectively are referred to as, “Digital Angel”. The terms of the APA included the sale to the Company of patents related to an embedded bio-sensor system for use in humans, and the assignment of any rights of Digital Angel under a development agreement associated with the development of an implantable glucose sensing microchip. The Company also received covenants from Digital Angel and Destron Fearing that will permit the use of intellectual property of Digital Angel related to the Company’s VeriMed Health Link business without payment of ongoing royalties, as well as inventory and a limited period of technology support by Digital Angel. The Company paid Digital Angel $500,000 at the closing of the APA, which was recorded on the financials as research and development expense.

Also pursuant to the APA, on November 12, 2008, the parties terminated the May 2008 Agreement, except for certain provision relating to indemnification in connection with the stock purchase agreement with The Stanley Works. Additionally, the Supply Agreement was terminated, except that product warranties continue to apply to products sold to the Company under that agreement subject to certain limitations, and the indemnification provisions survive through March 4, 2013 for claims associated with the products purchased under the Supply Agreement (for more information on the May 2008 Agreement and the Supply Agreement, see Note 11 “Related Party Transactions”).

On November 12, 2008, Digital Angel sold the 5.4 million shares of the Company’s common stock it owned to R & R Consulting Partners, LLC, an entity owned and controlled by Scott R. Silverman, the Company’s chairman and former chief executive officer, in a private transaction. As a result of the transaction, R & R Consulting Partners, LLC and Mr. Silverman now own 53% of the Company’s outstanding common stock, and Mr. Silverman was re-appointed as chairman of the Company’s board effective November 12, 2008.

On November 14, 2008, the Company purchased from Digital Angel the remaining inventory owned by Digital Angel related to VeriMed Health Link business for $161 thousand, which was fully written off as of December 31, 2008.

On November 12, 2008, the Company announced its intention to continue to explore potential strategic transactions with third parties, while continuing to operate our VeriMed Health Link business.

The Company is currently focused on its options, including the possible development of the glucose sensing microchip and is considering and will review other strategic opportunities.

As discussed in Note 11 to our Consolidated Financial Statements, the supply agreement with Digital Angel was terminated on November 12, 2008.

Accounting Policies

Principles of Consolidation

The financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company transactions and balances had been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on the knowledge of current events and actions the Company may undertake in the future, they may ultimately differ from actual results. Included in these estimates are assumptions about allowances for excess inventory and obsolescence, lives of long- lived assets, lives of intangible asset, assumptions used in Black-Scholes valuation models, estimates of the fair value of acquired assets and assumed liabilities and the determination of whether any impairment is to be recognized on intangibles, among others.

Concentration of Credit Risk

The Company maintained its cash in one financial institution during the years ended December 31, 2008 and 2007. Balances were insured up to Federal Deposit Insurance Corporation (“FDIC”) limits of $250,000 per institution. Cash exceeded the federally insured limits.

The Company’s trade receivables are potentially subject to credit risk. The Company extends credit to its customers based upon an evaluation of the customers’ financial condition and credit history. The Company generally does not require collateral.

Trade Account Receivable

Trade account receivable consist primarily of receivables from implantable microchip kits and scanners sales. The Company records a provision for doubtful receivables to allow for any amounts which may be unrecoverable and is based upon an analysis of the Company’s prior collection experience, customer creditworthiness, and current economic trends.

Inventories

Inventories consist of raw materials, work in process, and finished goods. Inventory is valued at the lower of cost, determined by the first-in, first-out method, or market. The Company monitors and analyzes inventory for potential obsolescence and slow-moving items based upon the aging of the inventory and the inventory turns by product. Inventory items designated as slow moving are reduced to net realizable value. Inventory items designated as obsolete are written off. The allowance for inventory excess and obsolescence was approximately $0.2 million and $0.6 million as of December 31, 2008 and 2007, respectively.

Equipment

Equipment is carried at cost less accumulated depreciation, computed using the straight-line method over the estimated useful lives. Leasehold improvements are depreciated over the life of the lease, software is depreciated over 2 years, and equipment is depreciated over periods ranging from 3 to 5 years. Repairs and maintenance, which do not extend the useful life of the asset, are charged to expense as incurred. Gains and losses on sales and retirements are reflected in the consolidated statements of operations.

Intangible Assets

The Company follows Statement of Financial Accounting Standards, No. 142,, Goodwill and Intangible Assets, (“SFAS 142”). Goodwill represents the excess of purchase price over the fair values assigned to the net assets acquired in business combinations. Goodwill is allocated to reporting units as of the acquisition date for the purpose of goodwill impairment testing. The Company’s reporting units are those businesses for which discrete financial information is available and upon which segment management makes operating decisions. Goodwill of a reporting unit is tested for impairment at least once a year, or between testing dates if an impairment condition or event is determined to have occurred.

The Company has other intangible assets consisting of patented and non-patented technologies. These intangible assets are amortized over their expected economic lives. The lives are determined based upon the expected use of the asset, the estimated average life of the replacement parts of the reporting units products, the stability of the industry, expected changes in and replacement value of distribution networks and other factors deemed appropriate.

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company continually evaluates whether events or circumstances have occurred that indicate the remaining estimated useful lives of its definite-lives intangible assets may warrant revision or that the remaining balance of such assets may not be recoverable. The Company uses an estimate of the related undiscounted cash flows over the remaining life of the asset in measuring whether the asset is recoverable. There was no impairment recorded on definite-lived intangible assets and other long-lived assets during 2008 and 2007.

Revenue Recognition

The Company follows the revenue recognition guidance in Staff Accounting Bulletin (“SAB”), 101, and SAB 104. The Company’s revenue recognition policy is as follows:

The Company’s VeriMed Health Link patient identification system includes the implantable microchip, scanners, insertion kits and patient registration forms. These items can be sold directly and through distributors with a limited warranty period. The Company also generally indemnifies its distributors against third party claims of intellectual property infringement. In conjunction with the implantation of a microchip, the patient completes a registration form enrolling the patient in the VeriMed Health Link Patient Registry.

Product Revenue

Revenue from the sale of the implantable microchip kits and scanners are recorded at gross amounts. Until the amount of returns can be reasonably estimated, the Company does not recognize revenue until after the products are shipped to customers and title has transferred, provided that a purchase order has been received or a contract has been executed, the price is fixed or determinable, there are no uncertainties regarding customer acceptance, the period of time in which the distributor or physician has to return the product has elapsed and collection of the sales proceeds is reasonably assured. Once the level of returns can be reasonably estimated, revenue (net of expected returns) will be recognized at the time of shipment and the passage of title, assuming there are no uncertainties regarding customer acceptance. If uncertainties regarding customer acceptance exist, revenue will not be recognized until such uncertainties are resolved. The Company has one distribution arrangement that provides for sales on a consignment basis. The Company intends to recognize revenue from consignment sales to this distributor after receipt of notification from the distributor of product sales to the distributor’s customers, provided that a purchase order has been received or a contract has been executed with the distributor, the sales price is fixed or determinable, the period of time the distributor has to return the product as provided in its distributor agreement has elapsed and collectability is reasonably assured.

Management believes the product sales are multiple deliverables that can be divided into separate units of accounting under the guidance provided in EITF 00-21 and SOP 97-2. The sale of scanners, one of the deliverables, is considered a separate product sale and, thus, is considered a separate unit of accounting. However, the software included in this product is not considered a separate product sale. The software is bundled with the scanner, which allows the number on the implantable microchip to be read. This software is not sold separately, the scanner has no value without it, there are no post contract support agreements or after sale services, upgrades, customization or training services. Management believes that the scanner and software are not separate deliverables as defined in EITF 00-21 because they have no value to the customer on a stand-alone basis, there is no objective and reliable evidence of fair value of undelivered elements since they are never delivered independently and the arrangement does not include a general right of return. The implantable microchip and insertion kits are another deliverable, however, they are accounted for as a separate unit of accounting because they have value to customers on a stand-alone basis. The microchips, which are a component of the insertion kits, are sold separately from the scanners and have independent usefulness.

Management also believes that SOP 97-2 is not relevant for these same reasons.

Services Revenue

The services for maintaining subscriber information on a database maintained by the Company are sold as a stand-alone contract and treated according to the terms of the contractual arrangements then in effect. Revenue from this service will generally be recognized over the term of the subscription period or the terms of the contractual arrangements then in effect.

With respect to the sales of products whose functionality is dependent on services (e.g., database records maintenance), the revenue recognition policy will follow the underlying contractual arrangements, subject to the aforementioned revenue recognition criteria and determining whether there is vendor-specific objective evidence.

Stock-Based Compensation

Effective January 1, 2006, the Company adopted Financial Accounting Standards Board (“FASB”) SFAS No. 123 (revised 2004), Share Based Payment (“FAS 123R”), using the modified prospective transition method. Under this method, stock-based compensation expense is recognized using the fair-value based method for all awards granted on or after the date of adoption. Compensation expense for new awards granted after January 1, 2006, is recognized over the requisite service period based on the grant-date fair value of those options. Prior to adoption, the Company used the intrinsic value method under Accounting Principles Board (“APB”) 25, and related interpretations and provided the disclosure-only provisions of FAS 123R. Under the intrinsic value method, no stock-based compensation had been recognized in the Company’s Consolidated Statement of Operations for options granted to the Company’s employees and directors because the exercise price of such stock options equaled or exceeded the fair market value of the underlying stock on the dates of grant.

FAS 123R requires forfeitures to be estimated at the time of grant and requires the estimates to be revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company’s pro forma information required under FAS 123 for the periods prior to January 1, 2006, the Company accounted for forfeitures as they occurred.

During 2008 and 2007, compensation expense of $21,000 and $0.4 million, respectively, was recorded from 0.2 million and 0.4 million options granted to employees in 2008 and 2007, respectively.

In December 2006, the Company issued 0.5 million shares of its restricted common stock to Mr. Silverman, its then chairman and chief executive officer, who has since been reappointed as chairman, which shares were subject to forfeiture in the event that Mr. Silverman terminated his employment or the Company terminated his employment for cause on or before December 31, 2008. As a result of a separation agreement entered into between the Company and Mr. Silverman, dated May 15, 2008 (the “Silverman Separation Agreement”), Mr. Silverman’s restricted stock vested on the closing of the sale of Xmark. The Company determined the value of the stock to be $4.5 million based on the estimated value of its common stock on the date of grant. The value of the restricted stock was being amortized as compensation expense over the vesting period. As a result of the sale of Xmark on July 18, 2008, a charge of $2.2 million was recorded for the remaining unvested cost of these restricted shares. The Company recorded compensation expense of approximately $2.3 million and $2.1 million in 2008 and 2007, respectively, associated with the restricted stock.

In March 2007, the Company issued 0.1 million shares of its restricted common stock to two officers, which shares will vest on March 2, 2009. The Company determined the value of the stock to be $0.6 million based on the value of its common stock of $5.75 per share on the date of grant. The value of the restricted stock is being amortized as compensation expense over the vesting period. The Company recorded compensation expense of approximately $0.2 million and $0.2 million in 2008 and 2007, respectively, associated with this restricted stock.

In August 2007, the Company entered into a consulting agreement with an individual who was the former chief executive officer of Digital Angel, with respect to identifying, contacting and introducing strategic partners to the Company, identifying potential merger and/or acquisition opportunities for the Company and participating with the Company in its efforts to develop certain products related to an implantable glucose bio-sensor microchip. Under the consulting agreement, the Company issued 107,000 common shares, which resulted in an equity based compensation charge of $0.6 million in 2007.

In October 2007, the Company issued 29,000 shares of its common stock to various parties for services performed, which resulted in an equity based compensation charge of $0.1 million in 2007.

In January, February, and May 2008, the Company issued 0.7 million shares of its restricted common stock to certain employees and members of the Board of Directors. One grant of 50,000 shares of restricted stock was terminated on April 28, 2008 and the remaining balance of the restricted stock fully vested upon the closing of the Xmark transaction. The Company determined the value of the stock to be $1.4 million based on the value of its common stock on the dates of grant. The value of the outstanding restricted stock was amortized as compensation expense over the vesting period. As a result of the sale of Xmark on July 18, 2008, the remaining unvested cost of these restricted shares was recorded in July 2008. The Company recorded compensation expense of approximately $1.4 million in 2008 associated with this restricted stock.

On December 31, 2008, the Company authorized the grant of 0.5 million shares of its restricted common stock to Mr. Caragol, its acting chief financial officer under a letter agreement. The shares will vest according to the following schedule: (i) 20% shall vest on the Grant Date, (ii) 40% shall vest on April 1, 2009, and (iii) 40% shall vest on July 31, 2009. However, in the event of a change in control and if Mr. Caragol is terminated without cause, the shares will immediately vest. The shares are subject to forfeiture in the event Mr. Caragol is terminated for cause. No compensation expense was recorded in 2008 for these shares.

On December 31, 2008, the Company authorized the grant of 0.6 million shares of its restricted common stock to Mr. Silverman, its executive chairman under a letter agreement. If Mr. Silverman remains involved in the day-to-day management of the Company, the shares will vest upon the earlier to occur of: (i) January 1, 2010, or (ii) a change in control of the Company. The shares are subject to forfeiture in the event that Mr. Silverman fails to remain involved in the day-to-day management of the Company. Compensation expense of $22,000 was recorded in 2008 for these shares.

As a result of the sale of Xmark on July 18, 2008, the vesting of the options and restricted shares was accelerated. Therefore, compensation expense for the remaining unvested balance of $3.2 million was recorded in July 2008.

Stock-based compensation expenses are reflected in the Consolidated Statement of Operations under selling, general and administrative expenses.

The Company’s computation of expected life is determined based on the simplified method as the Company does not have sufficient historical exercise data to provide a reasonable basis upon which the estimate the expected term due to the limited period of time its equity shares have been publicly traded. The interest rate is based on the U.S. Treasury Yield curve in effect at the time of grant. Prior to its initial public offering, the Company’s computation of expected volatility was based on the historical volatility of Digital Angel’s common stock. Effective February 9, 2007, the Company’s computation of expected volatility is based on the historical volatility of comparable companies’ average historical volatility.

Income Taxes

The Company accounts for income taxes under the asset and liability approach for the financial accounting and reporting of income taxes. Deferred taxes are recorded based upon the tax impact of items affecting financial reporting and tax filings in different periods. A valuation allowance is provided against net deferred tax assets when the Company determines realization is not currently judged to be more likely than not. Income taxes are more fully discussed in Note 11 to the Consolidated Financial Statements.

Effective January 1, 2007, the Company adopted the provisions of the Financial Accounting Standards Board (“FASB”) Interpretation , No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”)— an interpretation of FASB Statement No. 109. FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109, Accounting for Income Taxes. The first step is to evaluate the tax position for recognition purposes by determining if the weight of available evidence that indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes. The impact of FIN 48 on the Company’s financial position is discussed in Note 11 — Income Taxes. Accordingly, the Company reports a liability for unrecognized tax benefits resulting from the uncertain tax positions taken or expected to be taken on a tax return and recognizes interest and penalties, if any, related to uncertain tax positions as an income tax expense. In connection with the adoption of FIN 48, the Company has elected an accounting policy to classify interest and penalties related to unrecognized tax benefits as interest expense.

Loss Per Common Share and Common Share Equivalent

Basic and diluted loss per common share is computed by dividing the loss by the weighted average number of common shares outstanding for the period. Diluted earnings per common share is computed by giving effect to all potentially dilutive common shares that were outstanding during the period. Dilutive common shares consist of incremental shares issuable upon exercise of stock options and warrants to the extent that the average fair value of the Company’s common stock for each period is greater than the exercise price of the potential common shares, options and warrants, except where there is a loss attributable to the common stockholder. As of December 31, 2008 and December 31, 2007, stock options and warrants exercisable for approximately 1.3 million and 2.0 million common shares, respectively, were outstanding. In addition, nil and 0.6 million shares of restricted stock were outstanding as of December 31, 2008 and December 31, 2007, respectively.

Impact of Recently Issued Accounting Standards

In February 2008, the FASB issued Staff Position No. FAS 157-1 (“FSP FAS 157-1”), Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair

Value Measurements for Purposes of Lease Classification or Measurement Under Statement 13 and Staff Position No. FAS 157-2 (“FSP FAS 157-2”), Effective Date of FASB Statement No. 157. FSP FAS 157-1 excludes Statement of Financial Accounting Standards No. 13 (“SFAS 13”), Accounting for Leases, as well as other accounting pronouncements that address fair value measurements on lease classification or measurement under SFAS 13 from the scope of SFAS 157. FSP FAS 157-2 delays the effective date of SFAS 157 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008. Both FSP FAS 157-1 and FSP FAS 157-2 are effective upon an entity’s initial adoption of SFAS 157, which is the Company’s first quarter of fiscal year 2008. The adoption of FSP SFAS 157-1 did not have a material impact to the Company’s consolidated results of operations and financial position.

In March 2008, FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (“FAS 161”). FAS 161 requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. Entities are required to provide enhanced disclosures about: (1) how and why an entity uses derivative instruments, (2) how derivative instruments and related hedged items are accounted for under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and its related interpretations, and (3) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, however, early application is encouraged. Comparative disclosures for earlier periods at initial adoption is encouraged, but not required. The Company does not expect the adoption of FAS 161 to have a material impact to the Company’s consolidated results of operations and financial position.

In May 2008, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position No. APB 14-a, Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement) (“FSP APB 14-a”). Under the new rules for convertible debt instruments that may be settled entirely or partially in cash upon conversion, an entity should separately account for the liability and equity components of the instrument in a manner that reflects the issuer’s economic interest cost. FSP APB 14-a will be effective for fiscal years beginning after December 15, 2008, and for interim periods within those fiscal years, with retrospective application required. For instruments subject to the scope of FSP APB 14-a, higher interest expense will result through the accretion of the discounted carrying value of the convertible debt instruments to their face amount over their term. Prior period interest expense will also be higher than previously reported due to retrospective application. Early adoption is not permitted. The adoption of FSP APB 14-a is not expected to have any impact on the Company’s consolidated financial statements.

In May 2008, FASB issued Statement 163, “Accounting for Financial Guarantee Insurance Contracts”. This new standard clarifies how FAS Statement No. 60, Accounting and Reporting by Insurance Enterprises, applies to financial guarantee insurance contracts issued by insurance enterprises, including the recognition and measurement of premium revenue and claim liabilities. It also requires expanded disclosures about financial guarantee insurance contracts. The Statement is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of SFAS 163 to have any impact on its consolidated financial position or results of operations.

On October 10, 2008, the FASB issued FSP FAS 157-3, “Determining the Fair Value of a Financial Asset in a Market That Is Not Active.” The FSP was effective upon issuance, including periods for which financial statements have not been issued. The FSP clarified the application of SFAS 157 in an inactive market and provided an illustrative example to demonstrate how the fair value of a financial asset is determined when the market for that financial asset is inactive. The adoption of this FSP did not have a material impact on the Company’s consolidated financial position and the results of operations.

In February 2007, FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FAS 115, or FAS 159. This statement provides companies with an option to report selected financial assets and liabilities at fair value. This statement is effective for fiscal years beginning after November 15, 2007 with early adoption permitted. The Company adopted SFAS No. 159 during the first quarter of 2008. The adoption did not have a material impact to the Company’s consolidated results of operations and financial position.

In December 2007, FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements (“FASB 160”). This statement amends ARB 51, which establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. In addition, FASB 160 changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. This statement also establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation and requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, and earlier adoption is prohibited. FASB 160 shall be applied prospectively as of the beginning of the fiscal year in which this statement is initially applied, except for the presentation and disclosure requirement, which shall be applied retrospectively for all periods presented. We have not yet determined the impact that this requirement may have on our condensed consolidated financial position, results of operations, cash flows or financial statement disclosures.

In December 2007, FASB issued SFAS No. 141R, Business Combinations (“FASB 141R”). FASB 141R replaces FASB Statement No. 141 Business Combinations but retains the fundamental requirements in FASB 141. This statement defines the acquirer as the entity that obtains control of one or more businesses in a business combination and establishes the acquisition date as the date that the acquirer achieves control. FASB 141R also requires that an acquirer recognized the assets acquired, the liabilities assumed and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. In addition, this statement requires that the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full amounts of their fair values. FASB 141R is applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period, beginning on or after December 15, 2008. An entity may not apply the standard before that date. We have not yet determined the impact that this requirement may have on our condensed consolidated financial position, results of operations, cash flows or financial statement disclosures.

In December 2007, the FASB ratified EITF Issue No. 07-1, Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property (“EITF 07-1”). The EITF concluded that a collaborative arrangement is one in which the participants are actively involved and are exposed to significant risks and rewards that depend on the ultimate commercial success of the endeavor. Revenues and costs incurred by third parties in connection with collaborative arrangements would be presented gross or net based on the criteria in EITF Issue No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, and other accounting literature. Payments to or from collaborators would be evaluated and presented based on the nature of the arrangement and its terms, the nature of the entity’s business, and whether those payments are within the scope of other accounting literature. The nature and purpose of collaborative arrangements are to be disclosed along with the accounting policies and the classification and amounts of significant financial statement amounts related to the arrangements. Activities in the arrangement conducted in a separate legal entity should be accounted for under other accounting literature; however, required disclosure under EITF 07-1 applies to the entire collaborative agreement. This issue is effective for fiscal years beginning after December 15, 2008, and is to be applied retrospectively to all periods presented for all collaborative arrangements existing as of the effective date. The Company is currently evaluating the impact that this pronouncement may have on its consolidated financial position and results of operations.

Research and Development

Research and development costs are expensed as incurred and consist of development work associated with the Company’s existing and potential products. The Company’s research and development expenses relate primarily to payroll costs for engineering personnel, costs associated with various projects, including testing, developing prototypes and related expenses.

2	Inventories

	December 31,	December 31,
	2008	2007

Raw materials	$161	$—
Work in process	—	—
Finished goods	52	808

	213	808
Allowance for excess and obsolescence	(213)	(713)

	$—	$95

3	Equipment

	December 31,	December 31,
	2008	2007

Equipment	$292	$308
Hardware	76	75
Software	57	64

	425	447
Less accumulated depreciation	(386)	(335)

	$39	$112

Depreciation expense charged against income amounted to approximately $52,000 and $73,000 million for the years ended December 31, 2008 and 2007, respectively.

4	Financing Agreements and Liquidity

On February 29, 2008, the Company entered into an $8.0 million debt financing (the “Agreement”) with Valens Offshore SPV II, Corp. (the “Lender”). Under the terms of the Agreement, the Lender extended financing to the Company in the form of an $8.0 million secured term note (the “Note”). The Note accrued interest at a rate of 12% per annum, and had a maturity date of March 31, 2009. The terms of the Note allowed for optional redemption by paying 100% of the principal amount plus $120,000, if such amounts were paid prior to the six month anniversary of February 29, 2008, or $240,000, if such amounts were paid on or after the six month anniversary of February 29, 2008. Pursuant to the Agreement, the Company issued to the Lender 120,000 shares of its common stock. The cost of this issuance was $0.3 million, which was to be amortized over the period of the Note. As a result of the repayment of this debt on July 18, 2008, the unamortized cost of $0.5 million of this issuance was expensed in July 2008.

See Note 11, “Related Party Transactions” to our condensed consolidated financial statements for more information.

5	Stockholder’s Equity

On February 14, 2007, the Company completed an initial public offering of its common stock. In connection with its initial public offering, the Company sold 3,100,000 shares of its common stock at a price of $6.50 per share.

On September 20, 2007, the Company’s board of directors approved a stock repurchase program authorizing the purchase of $1.5 million of its common stock through the end of 2007. In 2007, 181,000 shares were repurchased at a cost of approximately $0.8 million and in 2008 there were no repurchases.

Stock Option Plans

In April 2002, the Company’s Board of Directors approved the VeriChip Corporation 2002 Flexible Stock Plan (the “VeriChip 2002 Plan”). Under the VeriChip 2002 Plan, the number of shares for which options, SARs or performance shares may be granted is approximately 2.0 million. As of December 31, 2007, approximately 1.9 million options and restricted shares, net of forfeitures, have been granted to directors, officers and employees under the VeriChip 2002 Plan, and 1.4 million of the options or shares granted were outstanding as of December 31, 2007. Approximately 1.2 million options are fully vested and do not expire until nine years from the vesting date and 0.2 million options vest ratably over three years. As of December 31, 2008, no SARs have been granted and 22,000 shares may still be granted under the VeriChip 2002 Plan.

On April 27, 2005, Digital Angel’s board of directors approved the VeriChip Corporation 2005 Flexible Stock Plan (the “VeriChip 2005 Plan”). Under the VeriChip 2005 Plan, the number of shares for which options, SARs or performance shares may be granted is approximately 0.3 million. As of December 31, 2007, approximately 0.3 million options have been granted under the VeriChip 2005 Plan. All of the options are fully vested and do not expire until nine years from the vesting date. As of December 31, 2008, no SARs have been granted and 832 shares may still be granted under the VeriChip 2005 Plan.

On June 17, 2007, the Company adopted the VeriChip 2007 Stock Incentive Plan, or the VeriChip 2007 Plan, which was amended and restated on December 16, 2008. Under the VeriChip 2007 Plan, the number of shares for which options, restricted shares, SARs or performance shares may be granted is 3.0 million. As of December 31, 2008, approximately 1.0 million options and shares have been granted under the VeriChip 2007 Plan. As of December 31, 2008, no SARs have been granted and 2.0 million shares may be granted under the VeriChip 2007 Plan.

In addition, as of December 31, 2008, options exercisable for approximately 0.4 million shares of the Company’s common stock have been granted outside of the Company’s plans, and 0.3 million of the options or shares granted were outstanding as of December 31, 2008. These options were granted at exercise prices ranging from $0.23 to $8.55 per share, are fully vested and are exercisable for a period of up to seven years.

In the year ended December 31, 2008, 0.2 million options were granted under the 2007 Plan. In the year ended December 31, 2007, 0.2 million, 0.3 million, and 0.2 million options and shares have been granted under the VeriChip 2002 Plan, the VeriChip 2005 Plan, and the VeriChip 2007 Plan, respectively.

A summary of stock options for 2008 and 2007 is as follows:

	2008		2007
		Weighted-		Weighted-
	Number	Average	Number	Average
	of	Exercise	of	Exercise
	Options	Price	Options	Price

Outstanding on January 1	1,963	$3.26	2,099	$2.10
Granted(1)	195	0.58	417	5.88
Exercised	(844)	0.54	(536)	0.70
Cancelled and forfeited	(87)	5.88	(17)	5.75

Outstanding on December 31	1,225	4.52	1,963	3.26

Exercisable on December 31(2)	1,055	5.24	1,530	2.42

Shares available on December 31 for options that may be granted	2,022,832		865

(1)	The total compensation expense associated with the options granted in 2008 and 2007 was approximately $21,000 and $0.3 million, respectively. As of December 31, 2008 and 2007, the remaining amount of the compensation expense to be recorded over the remaining vesting period of the options was approximately $31,000 and $0.9 million, respectively.

(2)	The intrinsic value of a stock option is the amount by which the fair value of the underlying stock exceeds the exercise price of the option. The fair value of the Company’s common stock was estimated to be $0.37 and $2.25 at December 31, 2008 and 2007, respectively, based upon its closing price on the NASDAQ. As of December 31, 2008 and 2007, the intrinsic value for all options outstanding was approximately $34,000 and $0.6 million, respectively.

The following table summarizes information about stock options at December 31, 2008 (in thousands, except weighted-average amounts):

	Outstanding Stock Options
		Weighted-		Exercisable Stock Options
		Average	Weighted-		Weighted-
		Remaining	Average		Average
Range of		Contractual	Exercise		Exercise
Exercise Prices	Shares	Life	Price	Shares	Price

$0.0000 to $1.9900	438	5.3	$0.39	268	$0.41
$4.9500 to $5.7500	348	7.6	5.59	348	5.59
$6.9300 to $7.6500	328	4.9	7.09	328	7.09
$8.5500 to $10.0000	105	6.0	9.24	105	9.24
$10.001to $20.2500	6	4.0	20.25	6	20.25

	1,225	5.9	$4.52	1,055	$5.19

Vested and expected to vest	1,225	5.9	$4.52

The weighted average per share fair value of grants made in 2008 and 2007 for the Company’s incentive plans were $0.22 and $3.13, respectively.

There are inherent uncertainties in making estimates about forecasts of future operating results and identifying comparable companies and transactions that may be indicative of the fair value of the Company’s securities. The Company believes that the estimates of the fair value of its common stock at each option grant date were reasonable under the circumstances.

The Black-Scholes model, which the Company used to determine compensation expense, required the Company to make several key judgments including:

•	the estimated value of the Company’s common stock;

•	the expected life of issued stock options;

•	the expected volatility of the Company’s stock price;

•	the expected dividend yield to be realized over the life of the stock option; and

•	the risk-free interest rate over the expected life of the stock options.

The Company prepared these estimates based upon its historical experience, the stock price volatility of comparable publicly-traded companies, including Digital Angel, and its best estimation of future conditions.

The fair values of the options granted were estimated on the grant date using the Black-Scholes valuation model based on the following weighted-average assumptions:

	2008	2007

Expected dividend yield	—	—
Expected stock price volatility	35%	50%
Risk-free interest rate	1.79-3.44%	4.51%
Expected term (in years)	6.0	6.0

6	Selling, general and administrative expense:

	For the Years Ended
	December 31,
	2008	2007

Salaries and benefits(1)	$14,567	$8,166
Depreciation and amortization	52	73
Legal and accounting	2,226	1,517
Sales and marketing	1,424	1,699
Travel and entertainment	280	619
Insurance	217	119
Consulting	255	156
Other	754	835

	$19,775	$13,184

(1)	Included in salaries and benefits is $5.0 million and $3.4 million of equity compensation expense for the years 2008 and 2007, respectively, associated with stock compensation (includes stock options and restricted stock). See Note 1 to the Consolidated Financial Statements.

7	Income taxes:

The Company’s income taxes as presented are calculated on a separate tax return basis, although until the Company’s initial public offering on February 9, 2007, the Company’s U.S. operations were included in Digital Angel’s consolidated federal income tax return. The Company accounts for income taxes under the asset and liability approach. Deferred taxes are recorded based upon the tax impact of items affecting financial reporting and tax filings in different periods. A valuation allowance is provided against net deferred tax assets where the Company determines realization is not currently judged to be more likely than not.

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consist of the following:

	December 31,
	2008	2007

Deferred tax assets:
Liabilities and reserves	$228	$70
Stock-based compensation	4,162	2,644
Property and equipment	12	516
Net operating loss carryforwards	11,361	9,142

Gross deferred tax assets	15,764	12,372
Valuation allowance	(15,764)	(12,372)

Net deferred taxes	$—	$—

The valuation allowance for U.S. deferred tax assets increased by approximately $3.4 million and $5.0 million in 2008 and 2007, respectively, due mainly to the generation of U.S. net operating losses. The valuation allowance at December 31, 2008 and 2007, has primarily been provided for in U.S. net deferred tax assets that exceeded the level of existing U.S. deferred tax liabilities.

Loss before provision for income taxes consists of domestic operations.

The provision or (benefit) for income taxes consists of:

	For the Years Ended
	December 31,
	2008	2007

Current:
United States	$—	$—
Canada	233	248

Current income tax provision	233	248

	2008	2007

Deferred:
United States	$—	$—
Canada	—	(1,305)

Deferred income tax benefit	—	(1,305)

	$233	$(1,055)

Income tax provision or (benefit) is included in the financial statements as follows:

	2008	2007

Continuing operations	$—	$—
Discontinued operations	233	(1,055)

	$233	(1,055)

The difference between the effective rate reflected in the provision for income taxes on loss before taxes from continuing operations and the amounts determined by applying the applicable statutory U.S. tax rate are analyzed below:

	2008	2007
	%	%

Statutory tax benefit	(34)	(34)
State income taxes, net of federal benefits	(6)	(6)
Tax basis difference in stock of subsidiary	(12)	—
Change in deferred tax asset valuation allowance	52	40

	—	—

On February 14, 2007, the Company completed an initial public offering of its common stock, which reduced Digital Angel’s ownership to less than 80%. Therefore, in 2007, the Company was required to file a separate federal income tax return. On December 31, 2008, the Company had U.S. federal net operating loss carryforwards of approximately $28.4 million for income tax purposes that expire in various amounts through 2028. The net operating losses were allocated in accordance with Treasury Regulation § 1.1502-21T(b)(2)(iv), at the point that the Company ceased to be a part of the consolidated tax return of Digital Angel.

Based upon the change of ownership rules under IRC Section 382 in December 2007, the Company experienced a change of ownership exceeding the 50% limitation threshold imposed by IRC Section 382. The Company experienced a subsequent change in ownership during November 2008. As a result the Company’s future utilization of its net operating loss carryforwards may be significantly limited as to the amount of use in any particular year.

FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”) was issued to clarify the requirements of SFAS No. 109, Accounting for Income Taxes, relating to the recognition of income tax benefits. FIN 48 provides a two-step approach to recognizing and measuring tax benefits when the benefits’ realization is uncertain. The first step is to determine whether the benefit is to be recognized. The second step is to determine the amount to be recognized. The two-step approach is outlined below:

•	Income tax benefits should be recognized when, based on the technical merits of a tax position, the company believes that if a dispute arose with the taxing authority and were taken to a court of last resort, it is more likely than not (i.e., a probability of greater than 50 percent) that the tax position would be sustained as filed; and

•	If a position is determined to be more likely than not of being sustained, the reporting company should recognize the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with the taxing authority.

The Company adopted FIN 48 on January 1, 2007, and there was no impact upon adoption or during the year ended December 31, 2008.

8	Loss per Share

The following stock options and warrants were outstanding as of December 31, 2008 and 2007, and were not included in the computation of dilutive loss per share because the net effect would have been anti-dilutive:

	For the Years Ended
	December 31,
	2008	2007

Stock options	1,225	1,963
Warrants	—	33
Restricted common stock	—	600

	1,225	2,596

9	Unasserted Claim — Potential Intellectual Property Conflict

The Company obtains the implantable microchip from a wholly-owned subsidiary of Digital Angel, under the terms of an amended and restated supply agreement. The supply agreement is discussed in Note 11 to the Consolidated Financial Statements. Digital Angel obtained the implantable microchip, a component of the VeriMed microchip, from a subsidiary of Raytheon Company, under a separate supply agreement. The technology underlying these systems is covered, in part, by U.S. Patent No. 5,211,129 “Syringe-Implantable Identification Transponders.” In 1994, Destron/IDI, Inc., a predecessor company to Digital Angel, granted a co-exclusive license under this patent, other than for certain specified fields of use retained by the predecessor company, Hughes Aircraft Company (“Hughes”), and its then wholly-owned subsidiary, Hughes Identification Devices, Inc. (“HID”). The specified fields of use retained by Hughes and HID do not include human identification or security applications. The rights licensed to Hughes and HID were freely assignable, and the Company does not know which party or parties currently has these rights or whether these rights have been assigned, conveyed or transferred to any third party. Digital Angel sources the implantable microchip indirectly from a subsidiary of Raytheon Company, with which Hughes, then known as HE Holdings, Inc. was merged with in 1997. However, the Company has no documentation that establishes its right to use the patented technology for human identification or security applications. Through December 31, 2008, no intellectual property claims against the Company have been asserted.

Either of the two companies to whom Digital Angel granted licenses, any of their respective successors in interest, or any party to whom any of the foregoing parties may have assigned their rights under the 1994 license agreement may commence a claim against the Company asserting that the Company is violating their rights. If such a claim is successful, sales of the Company’s implantable microchip could be enjoined and the Company could be required to cease its efforts to create a market for its implantable microchip until the patent expired in April 2008. In addition, the Company could be required to pay damages, which may be substantial.

If the Company or Digital Angel was denied use of the patented technology in applications involving the identification of human beings, the Company would not have been able to purchase or sell any of its products that incorporate the implantable microchip before the patent expired. The Company may be required to pay royalties and other damages to third parties on products it has already purchased.

The Company has been publicly marketing and selling the implantable microchip for human identification and security applications for approximately five years. Through December 31, 2008, there are no pending or threatened intellectual property claims challenging the Company’s marketing or selling activities. In October 2007, Digital Angel and the successor to one of Digital Angel’s two licensees executed a cross-license which includes Digital Angel obtaining a royalty free non-exclusive license to it’s rights to the implantable human applications of the 5,211,129 patent. Digital Angel has, in turn, conveyed those rights to the Company.

Under the circumstances, the accompanying financial statements make no provision with respect to the unasserted claim described above.

10	Commitments and Contingencies

Employment Contract

Effective December 5, 2006, the Company and Mr. Silverman entered into the VeriChip Corporation Employment and Non-Compete Agreement (the “VeriChip Employment Agreement”). The VeriChip Employment Agreement terminates five years from the effective date. The VeriChip Employment agreement provides for an annual base salary of $420,000 with minimum annual increases for the first two years of 10% of the base salary and a discretionary annual increase thereafter. Mr. Silverman is also entitled to a discretionary annual bonus and other fringe benefits. In addition, the VeriChip Employment Agreement provides for the grant of 500,000 shares of restricted stock of the Company. The Company is required to register the shares as soon as practicable. The stock is restricted and is accordingly subject to substantial risk of forfeiture in the event that Mr. Silverman terminates his employment or the Company terminates his employment for cause on or before December 31, 2008. If Mr. Silverman’s employment is terminated prior to the expiration of the term of the VeriChip Employment Agreement, certain significant payments become due to Mr. Silverman. The amount of such significant payments depends on the nature of the termination. In addition, the VeriChip Employment Agreement contains a change of control provision that provides for the payment of five times the then current base salary and five times the average bonus paid to Mr. Silverman for the three full calendar years immediately prior to the change of control, or the number of years that were completed commencing on the effective date of the agreement and ending on the date of the change of control if less than three calendar years. Any outstanding stock options held by Mr. Silverman as of the date of his termination or a change of control become vested and exercisable as of such date, and remain exercisable during the remaining life of the option. All severance and change of control payments made in connection with the VeriChip Employment Agreement must be paid in cash, except for termination due to Mr. Silverman’s total disability, death, a constructive termination, or termination without cause, which may be paid in shares of the Company’s common stock, subject to necessary approvals, or in cash, at Mr. Silverman’s option.

In connection with the Xmark transaction, on May 15, 2008, the Company entered into the Silverman Separation Agreement, which provided that upon the closing of the Xmark transaction, Mr. Silverman’s employment would be terminated, as would the Employment and Non-Compete Agreement dated December 5, 2006, between the Company and Mr. Silverman.

In connection with the Silverman Separation Agreement, Mr. Silverman received a payment in the amount of approximately $4.3 million from the Company in full and final satisfaction of the amounts due to him pursuant to the terms of the VeriChip Employment Agreement. Mr. Silverman also received a bonus payment for the completion of the Xmark transaction in the amount of $1.2 million.

On December 31, 2008, the Company and Mr. Silverman entered into a letter agreement, pursuant to which Mr. Silverman will serve as the Company’s chairman from December 1, 2008 through December 31, 2009, unless the term is amended or the letter agreement is terminated. The terms and conditions were agreed on December 26, 2008, which is the accounting grant date. The letter agreement also provides for the termination of certain provisions of the separation agreement, dated May 15, 2008, as amended, between the Company and Mr. Silverman. Under the letter agreement, Mr. Silverman is due to receive 601,852 shares of our common stock, which will not be issued until we file a registration statement on Form S-8 with the SEC reflecting our Amended Plan. The shares will vest upon the earlier to occur of (i) January 1, 2010 or (ii) a Change in Control (as defined in the Amended Plan). The shares are subject to forfeiture in the event that Mr. Silverman fails to remain involved in the day-to-day management of the Company (as determined by our board of directors) until the earlier to occur of (i) January 1, 2010 or (ii) a Change in Control (as defined in the Amended Plan).

On December 31, 2008, the Company and Mr. Caragol, entered into a letter agreement pursuant to which, effective January 1, 2009, Mr. Caragol serves as the Company’s acting chief financial officer. Unless the term is amended or the letter agreement is terminated, the letter agreement is in effect until July 31, 2009. Compensation due to Mr. Caragol under the letter agreement is in the form of shares of restricted common stock in the amount of 518,519, which will not be issued until we file a registration statement on Form S-8 with the SEC reflecting our Amended Plan (the “Grant Date”). The shares will vest according to the following schedule: (i) 20% shall vest on the Grant Date; (ii) 40% shall vest on April 1, 2009; and (iii) 40% shall vest on July 31, 2009. Mr. Caragol will serve as our acting chief financial officer effective January 1, 2009 through July 31, 2009 in exchange for 518,519 restricted shares of our common stock. The compensation expense will be recognized over the requisite service period.

Legal proceedings

The Company is engaged in certain legal actions in the ordinary course of business and we believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position. The Company has accrued an estimate of the probable costs for the resolution of these claims, and as of December 31, 2008, the Company has recorded a $0.2 million reserve with respect to such claims. This estimate has been developed in consultation with outside counsel handling our defense in these matters and is based upon an analysis of potential results, assuming a combination of litigation and settlement strategies.

Metro Risk

On January 10, 2005, the Company commenced an action in the Circuit Court for Palm Beach County, Florida, against Metro Risk Management Group, LLC, or Metro Risk. In this suit, the Company has claimed that Metro Risk breached the parties’ three international distribution agreements by failing to meet required minimum purchase obligations and by repudiating the agreements. On July 1, 2005, Metro Risk asserted a counterclaim against the Company for breach of contract and fraud in the inducement. Specifically, in its claim for breach of contract, Metro Risk alleged that the Company breached the exclusivity provision of the parties’ three international distribution agreements by later signing a different distribution agreement with a large distributor of medical supplies. Metro Risk alleged that the distribution agreement with this other distributor included the same areas covered in the Company’s three international distribution agreements with Metro Risk. Moreover, regarding its claim for fraud in the inducement, Metro Risk alleged that the Company fraudulently induced Metro Risk into signing the three international distribution agreements by promising millions of dollars in profits, only later to sign another distribution agreement with a competitor for the same countries. By virtue of its counterclaim, Metro Risk seeks reliance damages in the amount of $155,000, which allegedly represents the amount of money advanced by Metro Risk for the project, lost profits, and attorneys’ fees.

On July 23, 2008, the court granted a motion for summary judgment filed by the Company on Metro Risk’s counterclaim, and thus denied Metro Risk’s counterclaim. Metro Risk may appeal the decision. The Court has also previously granted summary judgment on the issue of Metro Risk’s liability for breaching the three international distribution agreements. Therefore, at present, the remaining issue in the lawsuit is the Company’s damages resulting from Metro Risk’s breach of the three international distribution agreements. The parties have taken minimal discovery at the present time. Metro Risk has propounded no discovery on the Company, and the Company has propounded a request for production and a request for admissions on Metro Risk. The parties have not taken any depositions. Given the potential for an appeal, counsel is currently unable to assess the ultimate outcome.

Stock Option Plans

The Company has received demand letters from attorneys for several former employees and/or consultants of the Company and Digital Angel, asserting claims related to stock options to acquire approximately 455 thousand shares of the Company’s common stock that management believes that such employees and/or consultants had forfeited when they ceased their employment or relationship with the Company and/or Digital Angel. The Company believes that all of these potential claims are without merit and intends to vigorously defend them in the event the claims are asserted or litigated.

On July 8, 2008, a lawsuit was filed against the Company and Digital Angel by one of the above-referenced former employees, Jerome C. Artigliere, a former executive of the Company and Digital Angel. The lawsuit was filed in the Circuit Court of the 15th Judicial Circuit in Palm Beach County, Florida, and alleges that Mr. Artigliere holds options to acquire 950,000 shares of common stock of the Company at an exercise price of $0.05 per share and that he has been denied the right to exercise those options. The complaint alleges causes of action for breach of contract against the Company and Digital Angel, seeks declaratory judgments clarifying Mr. Artigliere’s alleged contractual rights, and sought an injunction enjoining the vote of the stockholders at special meeting of Company shareholders that took place on July 17, 2008, on the sale of Xmark. On September 12, 2008, Mr. Artigliere amended his complaint to add a claim for unpaid wages against the Company and Digital Angel and to add related claims against several former officers and directors of the Company and Digital Angel. The Company believes that Mr. Artigliere’s claim for 950,000 Company stock options is factually incorrect and, at best, he would be entitled to only 211,111 Company stock options due to the Company’s 2-for-3 reverse stock split that occurred in December of 2005 and the 1-for-3 reverse stock split that occurred in December of 2006. The Company believes the amended complaint includes multiple inaccuracies, is without merit and intends to defend the lawsuit. On October 7, 2008, the Company and its co-defendants filed a motion to dismiss seven of the nine counts asserted in the amended complaint. By agreement, the motion to dismiss was temporarily taken off the court’s calendar.

The Company is a party to various legal actions, as either plaintiff or defendant, including the matter identified above, arising in the ordinary course of business, none of which is expected to have a material adverse effect on our business, financial condition or results of operations. However, litigation is inherently unpredictable, and the costs and other effects of pending or future litigation, governmental investigations, legal and administrative cases and proceedings, whether civil or criminal, settlements, judgments and investigations, claims or charges in any such matters, and developments or assertions by or against us relating to us or to our intellectual property rights and intellectual property licenses could have a material adverse effect on our business, financial condition and operating results.

11	Related Party Transactions

Agreements with IFTH

We are under common control with IFTH. R & R Consulting Partners, LLC, an entity owned and controlled by Scott R. Silverman, and Mr. Silverman currently own 53% of our outstanding common stock. As of February 11, 2009, R & R Consulting Partners, LLC and Mr. Silverman owned 46.8% of IFTH’s outstanding common stock, including the 2,570,000 shares that are directly owned by Blue Moon. Mr. Silverman, our executive chairman of the board, is a manager and controls a member of Blue Moon (i.e., R & R Consulting Partners, LLC). William J. Caragol, our acting chief financial officer, acting treasurer and secretary, is a manager and member of Blue Moon.

On October 8, 2008, IFTH entered into a sublease with Digital Angel for its corporate headquarters located in Delray Beach, Florida, consisting approximately 7,911 feet of office space, which space we share with IFTH. The rent for the entire twenty-one-month term of the sublease is $158,000, which was paid in one lump sum upon execution of the sublease. We reimbursed IFTH for one-half of the sublease payment, representing our share of the total cost of the sublease. In addition, in order to account for certain shared services and resources, we and IFTH operate under a shared services agreement, in connection with which IFTH pays us $8,000 a month.

Payments to Michael Krawitz

From January to October 2008, prior to his service on our board of directors, we paid Mr. Krawitz $70,000 in consulting fees for legal services provided to the Company.

Transition Services Agreement

On December 27, 2005, the Company entered into a transition services agreement with Digital Angel under which Digital Angel agreed to provide the Company with certain administrative transition services, including payroll, legal, finance, accounting, information technology, tax services, and services related to this offering. As compensation for these services, the Company agreed to pay Digital Angel; (i) approximately $62,000 per month for fixed costs allocable to these services, (ii) Digital Angel’s reasonable out-of-pocket direct expenses incurred in connection with providing these services that are not included in the agreement as a monthly fixed cost, (iii) Digital Angel’s expenses incurred in connection with services provided to the Company in connection with the initial public offering of the Company’s common stock, and (iv) any charges by third party service providers that may or may not be incurred as part of the offering and that are attributable to transition services provided to or for the Company.

On December 21, 2006, the Company and Digital Angel entered into an amended and restated transition services agreement, which became effective on February 14, 2007, the date of completion of the Company’s initial public offering of the Company’s common stock. Prior to that time, the initial transition services agreement remained in effect. The term of the amended and restated agreement will continue until such time as the Company requests Digital Angel to cease performing transition services, provided that Digital Angel is not obligated to continue to provide the transition services for more than twenty-four months following the effective date. Except for any request by the Company for Digital Angel to cease the performance of such transition services, subject to certain notice provisions, the agreement may not be terminated by either party except in the event of a material default in Digital Angel’s delivery of the transition services or in the Company’s payment for those services. The services provided by Digital Angel under the amended and restated transition services agreement are the same as those provided under the initial agreement. The estimated monthly charge for the fixed costs allocable to these services was increased, in early 2007, to approximately $72,000 per month, primarily as the result of an increased allocation for office space. In April 2007, the monthly charge was reduced to $40,000, primarily as the result of reductions in shared personnel costs. Effective January 1, 2008, the monthly cost was further reduced to $10,000 per month.

The terms of the transition services agreement and the amendment and restatement of the agreement were negotiated between certain of the Company’s executive officers and certain executive officers of Digital Angel. The Company’s and Digital Angel’s executive officers were independent of one another and the terms of the agreement were based upon historical amounts incurred by Digital Angel for payment of such services to third parties. Accordingly, the Company believes that it negotiated the best terms and conditions under the circumstances, however, these costs are not necessarily indicative of the costs which would be incurred by the Company as an independent stand- alone entity.

Management believes that the fees charged for these services are reasonable and consistent with what the expenses would have been on a stand-alone basis. The aggregate costs of these services to the Company were $0.1 million and $0.4 million in 2008 and 2007, respectively.

On August 20, 2008, the transition services agreement was terminated, effective as of September 30, 2008, with the Company making a final payment of $45,000 to Digital Angel, with no further obligation by either party.

Loan Agreement with Digital Angel

Prior to the date of our initial public offering, which was consummated on February 14, 2007, we financed a significant portion of our operations and investing activities primarily through funds that Digital Angel provided.

Through October 5, 2006, our loan with Digital Angel bore interest at the prevailing prime rate of interest as published by The Wall Street Journal, which as of September 30, 2006 was 8.25% per annum. On October 6, 2006, we entered into an amendment to the loan agreement which increased the principal amount available thereunder to $13.0 million and we borrowed an additional $2.0 million under the agreement to make the second purchase price payment for our acquisition of Instantel Inc. In connection with that amendment, the interest rate was also changed to a fixed rate of 12% per annum. That amendment further provided that the loan matured on July 1, 2008, but could be extended at the option of Digital Angel through December 27, 2010.

On January 19, 2007, February 8, 2007 and February 13, 2007, we entered into further amendments to the loan documents, which increased the maximum principal amount of indebtedness to $14.5 million. A portion of this increase was used to cover approximately $0.7 million of intercompany advances made to us by Digital Angel during the first week of January 2007. Upon the consummation of our initial public offering in February 2007, the loan ceased to be a revolving line of credit, and we have no ability to incur additional indebtedness under the loan documents. The interest accrued on the outstanding indebtedness at a rate of 12% per annum. On February 14, 2007, the closing date of our initial public offering, we were indebted to Digital Angel in the amount of $15.1 million, including $1.0 million of accrued interest and, in accordance with the terms of the loan agreement as most recently amended on February 13, 2007, we used $3.5 million of the net proceeds of our initial public offering to repay a portion of our indebtedness to Digital Angel. Effective with the payment of the $3.5 million, all interest which accrued on the loan as of the last day of each month, commencing with February 2007, was added to the principal amount. A final balloon payment equal to the outstanding principal amount then due under the loan plus all accrued and unpaid interest was due and payable on February 1, 2010.

The loan with Digital Angel was subordinated to our obligations under our credit agreement with the Lender and was collateralized by security interests in all of our property and assets, except as otherwise encumbered by the rights of the Lender.

In connection with the financing, the Company entered into a letter agreement with Digital Angel, dated February 29, 2008, under which the Company agreed, among other things, to prepay $5.3 million to Digital Angel, and to amend that certain letter agreement between the Company and Digital Angel dated as of December 20, 2007 (the “December 2007 Letter Agreement”). The December 2007 Letter Agreement provides that the Company will have until October 30, 2008 to prepay in full the entire outstanding principal amount to Digital Angel by paying to Digital Angel $10 million, less the $500,000 paid pursuant to the December 2007 Letter Agreement, less the $5.3 million paid in connection with this financing, less other principal payments made to reduce the outstanding principal amount between the date of the December 2007 Letter Agreement and the date of such prepayment, plus any accrued and unpaid interest between October 1, 2007, and the date of such prepayment. As a result of the $5.3 million payment, the Company was not required to make any further debt service payments to Digital Angel until September 1, 2009. The remaining outstanding principal after the $5.8 million paid (including the application of the $0.5 million paid pursuant to the December 2007 Letter Agreement), was $7.3 million.

On July 18, 2008, the Company paid $4.8 million to Digital Angel to satisfy the Company’s obligations under the loan agreement. As a result of this payment in July 2008, the Company recognized a $2.5 million gain on settlement of debt for the year ended December 31, 2008 and Digital Angel released all security interests it had in the assets of the Company.

An interest expense was incurred under the loan for $0.5 million in 2008 and $1.1 million in 2007.

Supply Agreement

The Company executed a supply and development agreement dated March 4, 2002 with Digital Angel covering the manufacture and supply of its implantable microchip.

On December 27, 2005, the Company entered into an amended and restated supply and development agreement with Digital Angel, which was further amended on May 9, 2007. Under this agreement, Digital Angel was the Company’s sole supplier of human implantable microchips.

On November 12, 2008, the Company entered into an Asset Purchase Agreement (“APA”) with Digital Angel. The terms of the APA included the sale to the Company of patents related to an embedded bio-sensor system for use in humans, and the assignment of any rights of Digital Angel under a development agreement associated with the development of an implantable glucose sensing microchip. The Company also received covenants from Digital Angel and Destron Fearing that will permit the use of intellectual property of Digital Angel related to the Company’s VeriMed Health Link business without payment of ongoing royalties, as well as inventory and a limited period of technology support by Digital Angel. The Company paid Digital Angel $500,000 at the closing of the APA, which was recorded to research and development expense. Pursuant to the APA, the supply agreement discussed above was terminated.

Letter Agreement with Digital Angel

On May 15, 2008, the Company entered into a Letter Agreement (the “May 2008 Agreement”) with Digital Angel under which the Company agreed, in exchange for Digital Angel’s consent to a voting agreement and guarantee agreement with The Stanley Works, to pay $250,000 as a fee for Digital Angel’s guarantee of certain obligations under the Stock Purchase Agreement and $250,000 for reimbursement of transactional costs incurred by Digital Angel in connection with the Xmark transaction. These costs were accounted for as transactional costs which were netted against the gain on the sale of Xmark in the year ended December 31, 2008.

The May 2008 Agreement with Digital Angel was terminated on November 12, 2008.

Pledge Agreement of Digital Angel

On August 24, 2006, Digital Angel pledged 65% of its ownership in the Company’s common stock to its lender under the terms of a note and pledge agreement. The note is due in February 2010. This note replaced a previous note issued by Digital Angel, which was due in June 2007. On August 31, 2007 and October 2, 2008, Digital Angel pledged 80% and 100%, respectively, of its ownership in the Company’s common stock to its lender under the terms two separate notes entered into with its lender. Each note is due in February 2010.

As a result of Digital Angel’s sale of all of its shares of the Company to R & R Consulting Partners, LLC, on November 12, 2008, Digital Angel’s lender released the shares of the Company owned by Digital Angel from the pledge agreements between Digital Angel and its lender.

12	Discontinued Operations

On July 18, 2008, pursuant to the terms of the stock purchase agreement between the Company and The Stanley Works, the Company completed the sale of all of the outstanding capital stock of Xmark to Stanley Canada for approximately $47.9 million in cash, which consists of the $45 million purchase price plus a balance sheet adjustment of approximately $2.9 million. Under the terms of the stock purchase agreement, $4.5 million of the proceeds will be held in escrow for a period of 12 months to provide for indemnification obligations under the stock purchase agreement, if any.

As a result of the sale of Xmark, the financial condition, results of operations and cash flows of Xmark have been reported as discontinued operations in our financial statements and prior period information has been reclassified accordingly.

The condensed results of operations of the Company’s discontinued operations for the years ended December 31, 2008 (which include the operations of Xmark through July 18, 2008) and December 31, 2007, were comprised of the following:

	Years Ended
	December 31,
	2008	2007
	(In thousands)

Revenue	$20,002	$32,030
Cost of sales	8,289	14,599

Gross profit	11,713	17,431
Selling, general and administrative expenses	9,093	10,329
Research and development expenses	2,277	4,573
Other (income) expense	(650)	502
Interest (income) expense	(27)	25

Income before income taxes	1,020	2,002
Provision for (benefit from) income taxes	233	(1,055)

Income from discontinued operations	$787	$3,057

The condensed balance sheets of the Company’s discontinued operations as of December 31, 2008 and 2007 were comprised of the following:

	December 31,	December 31,
	2008	2007
	(In thousands)

Current assets:
Cash	$—	$—
Accounts receivable	—	5,391
Deferred tax asset	—	216
Inventory	—	2,247
Other current assets	—	348

Total current assets	—	8,202
Property and equipment, net	—	840
Intangibles, net	—	16,752
Goodwill	—	15,776

Total assets	$—	$41,570

Current liabilities:
Line of credit	$—	$1,515
Accounts payable	—	1,517
Accrued expenses and other current liabilities	227	3,120
Income taxes payable	233	300
Deferred revenue	—	256

Total current liabilities	460	6,708
Deferred taxes	—	3,809

Total liabilities	$460	$10,517

Net (liabilities) assets from discontinued operations	$(460)	$31,053

13	Supplementary Cash Flow Information

	For the Years Ended
	December 31,
	2008	2007

Income taxes paid	$—	$—
Interest paid	285	—

	$285	$—

In the years ended December 31, 2008 and 2007, the Company had the following non-cash investing and financing activities:

	Years Ended
	December 31,
	2008	2007

Non-cash financing and investing activities:
Offering costs	$—	$440
Debt financing costs	331	—

	$331	$440

INDEX TO STEEL VAULT CORPORATION’S FINANCIAL STATEMENTS

The following financial statements and related notes have been excerpted from Steel Vault’s Annual Report on Form 10-K for the year ended September 30, 2008, filed with the SEC on December 24, 2008, and Steel Vault’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, filed with the SEC on August 5, 2009. Unless the context otherwise requires, references to “we,” “us,” “our,” the “Company” and “Steel Vault” within this section refer to Steel Vault Corporation and its consolidated subsidiaries.

Steel Vault Corporation and Subsidiaries

Condensed Consolidated Balance Sheets

	June 30,	September 30,
	2009	2008
	(Unaudited)
	(In thousands, except
	par value)

ASSETS
Current assets:
Cash and cash equivalents	$505	$1,256
Marketable equity securities, available for sale	—	35
Other current assets	176	10

Total current assets	681	1,301
Fixed assets, net	95	—
Goodwill	538	—
Other assets	19	—

Total assets	$1,333	$1,301

LIABILITIES AND STOCKHOLDERS’ EQUITY (CAPITAL DEFICIENCY)
Liabilities
Current liabilities:
Accounts payable	$326	$2
Convertible note payable, net of discount	472	—
Deferred revenue	111	—
Accrued expenses and other liabilities	483	100

Total current liabilities	1,392	102
Convertible note payable, net of discount	163	—

Total liabilities	1,555	102
Commitments and contingencies
Stockholders’ equity (capital deficiency):
Preferred shares:
Authorized 5,000 shares, no par value; none issued	—	—
Common shares:
Authorized 80,000 shares, $.01 par value; 8,696 and 6,007 shares issued; 8,696 and 5,146 shares outstanding	87	60
Additional paid-in capital	7,268	7,143
Accumulated deficit	(7,577)	(5,086)
Treasury stock, nil and 861 shares, at cost	—	(918)

Total stockholders’ equity (capital deficiency)	(222)	1,199

Total liabilities and stockholders’ equity (capital deficiency)	$1,333	$1,301

See the accompanying notes to condensed consolidated financial statements.

Steel Vault Corporation and Subsidiaries

Condensed Consolidated Statements of Operations

	For the Three Months		For the Nine Months
	Ended June 30,		Ended June 30,
	2009	2008	2009	2008
	(In thousands, except per share data)
	(Unaudited)

Revenue	$343	$—	$418	$—

Operating expenses:
Cost of revenue	149	—	234	—
Sales and marketing	681	—	901	—
General and administrative	631	102	1,738	574

Total operating expenses	1,461	102	2,873	574
Operating loss	(1,118)	(102)	(2,455)	(574)
Interest and other (expense) income	(10)	3	(36)	10

Loss from continuing operations	(1,128)	(99)	(2,491)	(564)

Discontinued Operations:
Loss from discontinued operations	—	—	—	(274)
Gain on sale of discontinued operation	—	—	—	627

Income from discontinued operations	—	—	—	353

Net loss	$(1,128)	$(99)	$(2,491)	$(211)

Net loss per common share from continuing operations — basic and diluted	$(0.14)	$(0.02)	$(0.33)	$(0.11)
Net income per common share from discontinued operations — basic and diluted	—	—	—	0.07

Net loss per common share — basic and diluted	$(0.14)	$(0.02)	$(0.33)	$(0.04)

Weighted average number of common shares outstanding:
Basic and diluted	8,256	5,146	7,625	5,104

Comprehensive Loss
Net loss	$(1,128)	$(99)	$(2,491)	$(211)
Other comprehensive loss:
Change in unrealized gain (loss) on available for sale securities	—	46	—	(72)

Comprehensive loss	$(1,128)	$(53)	$(2,491)	$(283)

See the accompanying notes to condensed consolidated financial statements.

Steel Vault Corporation and Subsidiaries

Condensed Consolidated Statement of Stockholders’ Equity (Capital Deficiency)

						Total
			Additional			Stockholders’
	Common Stock		Paid-in	Accumulated		Equity
	Number	Amount	Capital	Deficit	Treasury Stock	(Capital Deficiency)
	(In thousands)
	(Unaudited)

Balance — October 1, 2008	6,007	$60	$7,143	$(5,086)	$(918)	$1,199
Share-based compensation	2,300	23	501	—	—	524
Shares and options issued for purchase of NCRC	1,000	10	384	—	—	394
Option exercise	250	2	42	—	—	44
Retirement of treasury stock	(861)	(8)	(910)	—	918	—
Issuance of common stock warrants in connection with debt financings	—	—	108	—	—	108
Net loss	—	—	—	(2,491)	—	(2,491)

Balance — June 30, 2009	8,696	$87	$7,268	$(7,577)	$—	$(222)

See the accompanying notes to condensed consolidated financial statements.

Steel Vault Corporation and Subsidiaries

Condensed Consolidated Statements of Cash Flows

	For the Nine Months
	Ended June 30,
	2009	2008
	(In thousands)
	(Unaudited)

Cash flows from operating activities
Net loss	$(2,491)	$(564)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation	524	134
Depreciation	5	—
Loss on marketable securities	24	—
Amortization of debt discount	14	—
Income from discontinued operations	—	(269)
Changes in operating assets and liabilities:
Accounts receivable	1	1,404
Inventories	—	106
Other current assets	(111)	—
Other assets	—	6
Accounts payable and accrued expenses and other liabilities	681	(980)

Net cash used in operating activities	(1,353)	(163)

Cash flows from investing activities
Acquisition costs, net of cash acquired	(61)	—
Purchase of fixed assets and software	(82)	—
Proceeds from sale of marketable securities	11	—
Proceeds from sale of discontinued operations	—	887

Net cash (used in) provided by investing activities	(132)	887

Cash flows from financing activities
Proceeds from the issuance of convertible notes	690	—
Proceeds from option exercise	44	—
Other	—	(5)

Net cash provided by (used in) financing activities	734	(5)

Net (decrease) increase in cash and cash equivalents	(751)	719
Cash and cash equivalents — beginning of period	1,256	405

Cash and cash equivalents — end of period	$505	$1,124

Noncash:
Retirement of treasury shares	$918	$—
Issuance of warrant in connection with debt financing	$108	$—
Contributed intercompany debt	$—	$94
Issuance of common stock and options for acquisition of NCR	$394	$—

See the accompanying notes to condensed consolidated financial statements.

Steel Vault Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements
(in thousands, except per share data)
(unaudited)

1.	Basis of Presentation

On December 5, 2008, Steel Vault Corporation (the “Company”), formerly known as IFTH Acquisition Corp., completed an acquisition of National Credit Report.com, LLC, a Florida limited liability company (“NCRC”), pursuant to a securities purchase agreement, dated as of December 5, 2008 (the “Purchase Agreement”). The Purchase Agreement provided for the Company’s purchase of all of the issued and outstanding membership interests in NCRC from the sellers of NCRC, in return for 1,000 shares of the Company’s common stock, par value $0.01 per share. In conjunction with the transaction, the Company issued 3,000 stock options to the sellers of NCRC. The stock options vested immediately, have a life of 10 years and have a strike price of $0.18.

In conjunction with the acquisition of NCRC, the Company launched its business plan to offer consumers a variety of identity security products and services primarily on a subscription basis. These services help consumers protect themselves against identity theft or fraud and to understand and monitor their credit profiles and other personal information, which include credit reports, credit monitoring and credit scores.

The Company is a Delaware corporation incorporated in September 1987. Prior to December 31, 2007, the Company was a full service provider of information technology (IT) solutions, delivering complete lifecycle IT solutions for its customers. Effective December 31, 2007, as approved by the Company’s stockholders at a special meeting held December 27, 2007, the Company closed the transactions contemplated by the asset purchase and sale agreement, dated November 13, 2007 (the “Sale Agreement”), between the Company and Corporate Technologies LLC (“Corporate Technologies”), pursuant to which the Company sold all of its operating assets (the business known as “InfoTech USA, Inc.” or “InfoTech”) and ceased its operations. Prior to March 17, 2009, the Company’s name was IFTH Acquisition Corp.

On August 1, 2008, Digital Angel Corporation (“Digital Angel”) sold 2,570 shares of the Company’s common stock to Blue Moon Energy Partners LLC (“Blue Moon”). The shares represented 49.9% of the Company’s outstanding common stock at that time. See Note 7 — Related Party Transactions.

On March 20, 2009, the Company closed a convertible debt financing transaction with Blue Moon for $190 pursuant to a secured convertible promissory note, which is payable on demand after March 20, 2011. See Note 6 — Financing Agreements.

On June 4, 2009, the Company closed a two-year convertible debt financing transaction with VeriChip Corporation, a Delaware corporation (“VeriChip”), for $500 pursuant to a secured convertible promissory note, which is payable on demand after June 4, 2010. See Note 6 — Financing Agreements.

The accompanying unaudited condensed consolidated financial statements of the Company and its subsidiaries as of June 30, 2009 and September 30, 2008 (the September 30, 2008 financial information included in this Quarterly Report on Form 10-Q has been extracted from the Company’s audited financial statements included in its Annual Report on Form 10-K for the year ended September 30, 2008), and for the three and nine months ended June 30, 2009 and 2008 have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of the Company’s management, all adjustments (including normal recurring adjustments) considered necessary to present fairly the unaudited condensed consolidated financial statements have been made. As a result of the Company’s sale of InfoTech, results of operations and cash flows presented in the June 30, 2008 period have been presented as discontinued operations for comparative purposes.

Steel Vault Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements — (Continued)

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates. Included in these estimates are assumptions used in Black-Scholes valuation models, estimates of the fair value of acquired assets and assumed liabilities, among others.

The accompanying condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates continuity of operations, realization of assets and satisfaction of liabilities in the ordinary course of business. The Company has experienced losses from operations of $2,491 and negative operating cash flows of $1,353 for the nine months ended June 30, 2009. Its ability to continue as a going concern is dependent upon, among other things, the achievement of future profitable operations and the ability to generate sufficient cash from operations, equity and/or debt financing and other funding sources to meet its obligations over the next twelve months. The balance of cash and cash equivalents as of June 30, 2009 may not be sufficient to meet its anticipated cash requirements through 2009, based on its present plan of operation. As a result, the Company may seek to raise additional capital during fiscal 2009. Delays in the timing of raising such capital may require it to delay, scale back or eliminate some or all of its operations while it raises capital. No assurance can be given that additional financing will be available on acceptable terms or at all. Under these circumstances the Company may be unable to continue as a going concern. These condensed financial statements should be read in conjunction with the Company’s audited financial statements for the year ended September 30, 2008 included in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 24, 2008. The accompanying condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of the carrying amount of recorded assets or the amount and classification of liabilities that might result should it be unable to continue as a going concern.

The unaudited condensed consolidated statements of operations for the three and nine months ended June 30, 2009 and 2008 are not necessarily indicative of the results that may be expected for the entire year. These statements should be read in conjunction with the consolidated financial statements and related notes thereto included in the Company’s Annual Report on Form 10-K for the year ended September 30, 2008.

Accounting Policies

Revenue Recognition

Revenue from the sale of a credit report is recognized when the credit report is delivered to the customer. Revenue from the sale of a subscription for credit monitoring services is recognized ratably over each subscriber’s subscription period. In certain circumstances, the Company sells a bundled offer whereby a customer receives a credit report and monitoring. In such circumstances, the Company allocates a portion of the associated revenue to the credit report with the balance recognized ratably over the subscription period.

Subscriber Acquisition Costs

Subscriber acquisition costs represent marketing expenses related to the acquisition of subscribers. Subscriber acquisition costs are expensed in the period incurred. For the three and nine months ended June 30, 2009, subscriber acquisition costs were $583 and $705, respectively.

Fair Value of Financial Instruments

The carrying values of financial instruments including cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the relatively short maturity of these instruments.

Steel Vault Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements — (Continued)

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements.” SFAS 157 defines fair value and establishes a framework for measuring fair value in accordance with U.S. GAAP. The statement also expands the disclosures related to the fair value measurements used to value assets and liabilities. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company adopted SFAS 157 on October 1, 2008. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This standard is now the single source in U.S. GAAP for the definition of fair value, except for the fair value of leased property as defined in SFAS 13. SFAS 157 establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs), (2) assumptions that are other than quoted prices which are either directly or indirectly observable for the asset or liability through correlation with market data and (3) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy under SFAS 157 are described below:

•	Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•	Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 — Inputs that are both significant to the fair value measurement and unobservable.

On April 13, 2009, the Company sold its remaining Level 1 investments (marketable equity securities, available-for-sale) of approximately $8 for which quoted prices in active markets were used to value the underlying securities. As a result, as of June 30, 2009, the Company had no Level 1 investments. The Company has included a $24 loss on sale of securities in interest and other expense on the Condensed Consolidated Statements of Operations for the nine months ended June 30, 2009.

In April 2009, the FASB issued FASB Staff Position FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (“FSP FAS 107-1”) and (“APB 28-1”). FSP FAS 107-1 amends FASB Statement No. 107, “Disclosures about Fair Value of Financial Instruments”, to require disclosures about fair value of financial instruments in interim as well as in annual financial statements and amends APB Opinion No. 28 “Interim Financial Reporting”, to require those disclosures in interim financial statements. FSP FAS 107-1 and APB 28-1 were adopted by the Company on April 1, 2009. These staff positions did not have a material impact on our Condensed Consolidated Financial Statements.

In May 2009, the FASB issued SFAS No. 165 “Subsequent Events” (“SFAS 165”). SFAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 sets forth (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS 165 is effective for interim or annual financial periods ending after June 15,

Steel Vault Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements — (Continued)

2009. The adoption of this standard did not have a material impact on our Condensed Consolidated Financial Statements.

In June 2009, the FASB issued SFAS No. 168 “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162”. The FASB Accounting Standards Codification (“Codification”) will be the single source of authoritative nongovernmental U.S. generally accepted accounting principles. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. SFAS 168 is effective for interim and annual periods ending after September 15, 2009. All existing accounting standards are superseded as described in SFAS 168. All other accounting literature not included in the Codification is nonauthoritative. The adoption of this standard is not expected to have a material impact on our Condensed Consolidated Financial Statements.

2.	Principles of Consolidation

The financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

3.	Net Income (Loss) Per Common Share

The Company presents basic net income (loss) per common share and, if appropriate, diluted net income per common share.

At June 30, 2009 and 2008, the Company had options and warrants outstanding for the purchase of shares of common stock upon exercise as follows:

	June 30,
	2009	2008

Outstanding stock options	7,935	3,975
Warrants (exercisable at an average price of $0.38 per share)	1,241	300

Totals	9,176	4,275

As a result of the net loss for the three and nine months ended June 30, 2009 and 2008, no potentially dilutive shares were calculated because the effect would be anti-dilutive.

4.	Acquisition

On December 5, 2008, the Company completed the acquisition of NCRC. The Purchase Agreement provided for the Company’s purchase of all of the issued and outstanding membership interests in NCRC from the sellers of NCRC, in return for 1,000 shares of the Company’s common stock, par value $0.01 per share, valued at $130. In conjunction with the transaction, the Company issued 3,000 stock options with a fair value of $264 to the sellers of NCRC in consideration of their continued involvement with the operations of NCRC. The Black Scholes assumption used to value the NCRC options are the same as those described in Note 5 — Stock-Based Compensation. The options vested immediately and have a strike price of $0.18. Included in the purchase price was approximately $76 in acquisition costs. The total cost of the acquisition was $470.

Steel Vault Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements — (Continued)

The total purchase price of the business acquired was allocated as follows:

Cash	$15
Accounts receivable	4
Equipment	17
Other assets	27
Goodwill	538
Current liabilities	(131)

Total	$470

The results of NCRC have been included in the condensed consolidated statements of operations since the date of acquisition. Unaudited pro forma results of operations for the nine months ended June 30, 2009 are included below. Such pro forma information assumes that the NCRC acquisition occurred as of October 1, 2008, and revenue is presented in accordance with the Company’s accounting policies. This summary is not necessarily indicative of what the Company’s results of operations would have been had the Company and NCRC been combined entities during such period, nor does it purport to represent results of operations for any future periods.

Nine Months
Ended June 30,
2009
(In thousands, except per share amounts)

Net operating revenue	$462
Net loss from continuing operations attributable to common shareholder	$(2,538)
Net loss from continuing operations per common share — basic and diluted	$(0.33)

5.	Stock-Based Compensation

A summary of option activity (does not include common stock and restricted stock) under the Company’s stock option plans as of June 30, 2009 and changes during the nine month period is presented below:

			Weighted
		Weighted	Average
	Stock	Average	Contractual	Aggregate
	Options	Exercise Price	Term	Intrinsic Value

Outstanding October 1, 2008	5,570	$0.35	4.5
Granted	2,743	0.18	9.4
Exercised	(250)	0.18	—
Forfeited or Expired	(625)	—	—

Outstanding at June 30, 2009	7,438	$0.29	5.6	$223	*

Exercisable at June 30, 2009	5,953	$0.31	4.8	$160	*

*	The intrinsic value of a stock option is the amount by which the fair value of the underlying stock exceeds the exercise price of the option. The market value of the Company’s stock was $0.25 at June 30, 2009 based upon its closing price on the OTC Bulletin Board.

During the three and nine months ended June 30, 2009, 200 and 250 options, respectively, were exercised. There were no options exercised in the three and nine months ended June 30, 2008. Accordingly, the aggregate

Steel Vault Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements — (Continued)

intrinsic value of options exercised during the three and nine months ended June 30, 2009 and 2008 was $43 and nil, respectively.

In July 2008, the Company granted options exercisable for approximately 1,595 shares of common stock to employees and consultants of the Company. The Company recorded compensation expense of $42 and $194 in the three and nine months ended June 30, 2009, respectively, associated with these options based on an estimate of the fair value on each date of grant and using the Black-Scholes valuation model. The Company is required to re-measure the compensation expense associated with the 445 consultant options at the end of each reporting period until the options are vested.

In October 2008, the Company granted 1,000 restricted shares of common stock under the 2001 Flexible Stock Plan to its chief executive officer in lieu of salary through 2009, all of which were fully vested by December 31, 2008. The shares issued were recorded as compensation expense in the period of vesting. In addition, in October 2008, in lieu of salary through 2009, the Company granted 1,000 shares of common stock under the 2001 Flexible Stock Plan to its chairman of the board, all of which were fully vested by December 31, 2008. Compensation expense of nil and $270 was recorded in connection with these two stock grants in the three and nine months ended June 30, 2009, respectively.

In December 2008, the Company granted 3,000 stock options to the sellers of NCRC, 2,503 of which were issued under the 2001 Flexible Stock Plan and 497 of which were issued outside of the 2001 Flexible Stock Plan. The options were valued based on an estimate of the fair value on each date of grant and using the Black-Scholes valuation model. The value of the options was included in the purchase price of the acquisition as discussed in Note 4 — Acquisition.

In December 2008, the Company granted options exercisable for 240 shares of common stock to consultants and employees of the Company. The Company recorded compensation expense of $4 and $21 in the three and nine months ended June 30, 2009, respectively, associated with these options based on an estimate of the fair value on each date of grant and using the Black-Scholes valuation model. The Company must re-measure the compensation expense associated with the consultant options at the end of each reporting period until the options are vested.

In December 2008, the Company granted 200 shares of restricted stock to two new members of its board of directors. Such restricted shares were issued from the Company’s 2001 Flexible Stock Plan and vest on January 1, 2010. The shares issued were recorded as compensation expense in the period of vesting. The Company recorded compensation expense of $14 and $29 for the three and nine months ended June 30, 2009, respectively, associated with these restricted stock.

On March 31, 2009, the Company granted 100 shares of restricted stock to Charles Baker, a director, in conjunction with his agreement to serve as the chairman of the Company’s technology committee. Such restricted shares were issued from the Company’s 2001 Flexible Stock Plan and vest on March 31, 2010. The Company recorded compensation expense of $10 for the three and nine months ended June 30, 2009 associated with these restricted stock.

The fair value of each option granted is estimated using the Black-Scholes options pricing model. The assumptions used for the three months ended December 31, 2008 were 5 to 6 years for the expected option lives, 1.63% to 3.4% risk free rate, 85% to 95% expected volatility and 0% expected dividend yield. The weighted average fair value of options granted during the nine months ended June 30, 2009 was $0.18.

In January 2001, the Company issued a warrant to purchase 300 shares of common stock to a former employee at an exercise price of $0.58 per share. The warrant expires on December 31, 2010.

On March 20, 2009, in connection with the debt financing transaction with Blue Moon, the Company granted a common stock purchase warrant to purchase 108 shares of common stock at a price of $0.44 per share, which warrant is currently exercisable. The warrant was valued based on an estimate of the fair value

Steel Vault Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements — (Continued)

on the date of grant and using the Black-Scholes valuation model. The value of the warrant was a discount to the debt and will be amortized to interest expense over the life of the financing. Amortized discount charged to interest expense was $4 for the three and nine months ended June 30, 2009.

On June 4, 2009, in connection with the debt financing transaction with VeriChip, the Company granted a common stock purchase warrant to purchase 333 shares of common stock at price of $0.30 per share, which warrant is currently exercisable. The financing transaction also included a guaranty of collection given by William J. Caragol for the benefit of VeriChip, for which Mr. Caragol received a common stock purchase warrant from the Company to purchase 500 common shares of the Company at a price of $0.30 per share, which warrant is currently exercisable. The warrants were valued based on an estimate of the fair value on the date of grant and using the Black-Scholes valuation model. The value of the warrant issued to VeriChip was a discount to the debt and will be amortized using the effective interest method. The value of the warrant issued to Mr. Caragol was considered debt issuance costs and will be amortized using the effective interest method. Amortized discount and issuance costs charged to interest expense was $3 for the three and nine months ended June 30, 2009.

6.	Financing Agreements

Blue Moon

On March 20, 2009, the Company closed a debt financing transaction with Blue Moon for $190 pursuant to a secured convertible promissory note (the “Note”). The Note is payable on demand after March 20, 2011, accrues interest at five percent per year compounded monthly and is secured by substantially all of the Company’s assets pursuant to a security agreement between the Company and Blue Moon, which security interest is subordinate to the security interest granted to VeriChip Corporation (see below). The Note can be prepaid at any time without penalty.

Blue Moon shall have the right, at any time, in its sole discretion to convert the entire unpaid principal amount and accrued and unpaid interest thereon into that number of shares of the Company’s stock at a price of $0.44 per share. The Company may convert the Note into common stock of the Company anytime after a change in control of the Company or if the average of the high and low trading prices of the Company’s common stock as quoted on the OTC Bulletin Board (or any other applicable trading exchange) is greater than 120% of the conversion price ($0.44 per share) over 20 consecutive trading days.

The financing transaction also includes a warrant, which carries piggy back registration rights, given to Blue Moon to purchase 108 common shares of the Company at a price of $0.44 per share. The fair market value at issuance was $32. Interest accrued as of June 30, 2009 was $7.

VeriChip

On June 4, 2009, the Company closed a debt financing transaction with VeriChip for $500 pursuant to a secured convertible promissory note (the “VeriChip Note”). The two year VeriChip Note is payable on demand on or after June 4, 2010, accrues at a rate of twelve percent and is secured by substantially all of the Company’s assets pursuant to a security agreement between the Company and VeriChip. The unpaid principal and accrued and unpaid interest under the VeriChip Note can be converted at any time into common stock at a price of $0.30 per share. The VeriChip Note can be prepaid at any time without penalty.

The financing transaction includes a common stock purchase warrant given to VeriChip to purchase 333 common shares of the Company at a price of $0.30 per share. The fair market value at issuance was $30.

The financing transaction also includes a guaranty of collection given by William J. Caragol for the benefit of VeriChip, for which Mr. Caragol received a common stock purchase warrant from the Company to

Steel Vault Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements — (Continued)

purchase 500 common shares of the Company at a price of $0.30 per share. The fair market value at issuance was $45. Interest accrued as of June 30, 2009 was $7 (inclusive of amortized discount and costs).

7.	Related Party Transactions

On August 1, 2008, Digital Angel sold 2,570 shares of the Company’s common stock to Blue Moon. The shares represented 49.9% of the Company’s outstanding common stock at that time and all of the shares owned by Digital Angel.

On October 8, 2008, the Company entered into a sublease with Digital Angel for its corporate headquarters located in Delray Beach, Florida, consisting of approximately 7,911 feet of office space, which space is shared with VeriChip. The rent for the entire twenty-one-month term of the sublease is $158, which was paid in one lump sum upon execution of the sublease. VeriChip reimbursed the Company for one-half of the sublease payment, representing its share of the total cost of the sublease. In addition, to account for certain shared services and resources, the Company and VeriChip operate under a shared services arrangement, in connection with which the Company pays $6.5 a month to VeriChip.

On March 20, 2009, the Company closed a debt financing transaction with Blue Moon for $190 pursuant to a secured convertible promissory note. See Note 6 — Financing Agreements, for more information on the transaction. As of June 30, 2009, Blue Moon owned 29.6% of the Company’s outstanding common stock. Currently, Scott R. Silverman, the Company’s chairman of the board, is a manager of Blue Moon and controls a member of Blue Moon, and William J. Caragol, the Company’s chief executive officer, president and acting chief financial officer, is a manager and member of Blue Moon.

On March 31, 2009, the Company granted 100 shares of restricted stock to Charles Baker, a director, in conjunction with his agreement to serve as the chairman of the Company’s technology committee. Such restricted shares were issued from the Company’s 2001 Flexible Stock Plan and vest on March 31, 2010.

On June 4, 2009, the Company closed a debt financing transaction with VeriChip for $500 pursuant to a secured convertible promissory note, which is payable on demand after June 4, 2011. See Note 6 — Financing Agreements, for more information on the transaction. Currently, Scott R. Silverman, the Company’s chairman of the board, is the executive chairman of VeriChip and controls VeriChip, Mr. Caragol, the Company’s chief executive officer, president and acting chief financial officer, is the acting chief financial officer of VeriChip, and Michael E. Krawitz, a director of the Company is also a director of VeriChip.

8.	Income Taxes

The Company had an effective tax rate of nil for the three and nine months ended June 30, 2009 and 2008. The Company incurred consolidated losses before taxes for the three and nine months ended June 30, 2009 and 2008. However, the Company has not recorded a tax benefit for the resulting U.S. net operating loss carryforwards, as we have determined that a full valuation allowance against its net deferred tax assets was appropriate based primarily on the Company’s historical operating results.

Based upon the change of ownership rules under IRC Section 382, if in the future the Company issues common stock or additional equity instruments convertible into shares of the Company’s common stock, which result in the Company’s ownership change exceeding the 50% limitation threshold imposed by that section, all of the Company’s net operating loss carryforwards may be significantly limited as to the amount of use in any particular year.

Effective January 1, 2007, the Company adopted FIN 48. The implementation of FIN 48 did not result in any adjustment to the Company’s beginning tax positions. The Company continues to fully recognize its tax benefits, which are appropriately offset by a full valuation allowance to the extent that it is more likely than not that the deferred tax assets will not be realized.

Steel Vault Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements — (Continued)

The Company recognizes any interest accrued related to unrecognized tax benefits or exposures in interest expense and penalties in operating expenses. During the nine months ended June 30, 2009 and 2008, there was no such interest or penalty.

The Company is no longer subject to U.S. Federal or State income examinations for fiscal years before 2002.

9.	Treasury Stock

During 2009, the Company’s board of directors authorized the retirement and cancellation of up to $918 of the Company’s common stock acquired in previous periods. The Company retired and cancelled 113 and 861 shares of common stock held in treasury for the three and nine months ended June 30, 2009, respectively.

10.	Events Occurring After Reporting Date

The Company has evaluated events and transactions that occurred between June 30, 2009 and August 5, 2009, which is the date the financial statements were issued for possible disclosure and recognition in the financial statements. The Company has determined that there were no such events or transactions that warrant disclosure and recognition in the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
IFTH Acquisition Corp.
Delray Beach, Florida

We have audited the accompanying consolidated balance sheet of IFTH Acquisition Corp. and Subsidiaries (the “Company”) as of September 30, 2008, and the related consolidated statements of operations, stockholders’ equity and cash flows and the financial statement schedule — Valuation and Qualifying Accounts for the year then ended. These consolidated financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IFTH Acquisition Corp. and Subsidiaries as of September 30, 2008, and the consolidated results of their operations and their consolidated cash flows for the year ended September 30, 2008, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the financial statement schedule referred to above, when considered in relation to the financial statements taken as a whole, presents fairly, in all material respects, the information stated therein.

We also audited the adjustments described in Note 8 that was applied to retrospectively reclassify the September 30, 2007 and 2006 consolidated financial statements for the discontinued operations of the Company. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review or apply any procedures to the September 30, 2007 and 2006 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the September 30, 2007 and 2006 consolidated financial statements take as a whole.

/s/ Eisner LLP

New York, NY
December 22, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
IFTH Acquisition Corp.
Delray Beach, Florida

We have audited the accompanying consolidated balance sheet of IFTH Acquisition Corp. and Subsidiaries as of September 30, 2007, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years ended September 30, 2007 and 2006, prior to the adjustment described in Note 8 that was applied to reclassify the financial statements for the discontinued operations of the Company. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IFTH Acquisition Corp. and Subsidiaries as of September 30, 2007, and their results of operations and cash flows for the years ended September 30, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in fiscal year 2006.

Our audits referred to above included the information in Schedule II, which presents fairly, in all material respects, the information required to be set forth therein when read in conjunction with the consolidated financial statements.

/s/ J. H. Cohn LLP

Roseland, New Jersey
December 21, 2007

IFTH ACQUISITION CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	September 30,
	2008	2007
	(In thousands, except par value)

ASSETS
Current Assets
Cash and cash equivalents	$1,256	$405
Accounts receivable (net of allowance for doubtful accounts of $78)	—	1,477
Inventories	—	106
Marketable equity securities, available for sale	35	418
Other current assets	10	60

Total Current Assets	1,301	2,466
Property and equipment, net	—	89
Other assets	—	30

Total Assets	$1,301	$2,585

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Line of credit — Wells Fargo	$—	$2
Amounts due to Digital Angel	—	105
Accounts payable	2	550
Accrued expenses and other liabilities	100	569

Total Liabilities	102	1,226

Commitments and contingencies
Stockholders’ Equity
Preferred shares:
Authorized 5,000, no par value; none issued	—	—
Common shares:
Authorized 80,000 shares of $.01 par value; 6,007 and 5,907 shares issued; 5,146 and 5,046 shares outstanding	60	59
Additional paid-in capital	7,143	6,854
Accumulated deficit	(5,086)	(4,408)
Accumulated other comprehensive loss	—	(228)
Treasury stock (861 shares, carried at cost)	(918)	(918)

Total Stockholders’ Equity	1,199	1,359

Total Liabilities and Stockholders’ Equity	$1,301	$2,585

See the accompanying notes to consolidated financial statements.

IFTH ACQUISITION CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended September 30,
	2008	2007	2006
	(In thousands, except
	per share data)

Continuing Operations:
General and administrative expense	$(678)	$(692)	$(931)
Loss on marketable equity securities	(430)	(23)	—
Interest income	13	120	162

Loss from continuing operations	(1,095)	(595)	(769)
Discontinued Operations:
Loss from discontinued operations	(274)	(23)	(1,373)
Gain on sale of discontinued operations	691	—	—

Income (loss) from discontinued operations	417	(23)	(1,373)

Net loss	$(678)	$(618)	$(2,142)

Continuing operations loss per common share — basic and diluted	$(0.21)	$(0.12)	$(0.16)
Discontinued operations income (loss) per common share — basic and diluted	$0.08	$—	$(0.28)

Net loss per common share — basic and diluted	$(0.13)	$(0.12)	$(0.44)

Weighted average number of common shares outstanding:
Basic and diluted	5,114	5,014	4,919

Comprehensive loss
Net loss	$(678)	$(618)	$(2,142)
Other comprehensive loss:
Unrealized (loss) on marketable securities available for sale and reversal	228	(228)	—

Comprehensive loss	$(450)	$(846)	$(2,142)

See the accompanying notes to consolidated financial statements.

IFTH ACQUISITION CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
For The Years Ended September 30, 2008, 2007 and 2006

					Accumulated
			Additional		Other		Total
	Common Stock		Paid-in	Accumulated	Comprehensive	Treasury	Stockholders’
	Number	Amount	Capital	Deficit	Loss	Stock	Equity
	(In thousands)

Balance — September 30, 2005	5,757	$58	$6,653	$(1,648)	$—	$(918)	$4,145
Issuance of common stock	50	—	16	—	—	—	16
Share-based compensation	—	—	136	—	—	—	136
Net Loss	—	—	—	(2,142)	—	—	(2,142)

Balance — September 30, 2006	5,807	58	6,805	(3,790)	—	(918)	2,155
Issuance of common stock	100	1	(1)	—	—	—	—
Share-based compensation	—	—	50	—	—	—	50
Unrealized loss on marketable equity securities	—	—	—	—	(228)	—	(228)
Net Loss	—	—	—	(618)	—	—	(618)

Balance — September 30, 2007	5,907	59	6,854	(4,408)	(228)	(918)	1,359
Issuance of common stock	100	1	(1)	—	—	—	—
Share-based compensation	—	—	196	—	—	—	196
Contributed intercompany debt			94				94
Reversal of unrealized loss on marketable equity securities	—	—	—	—	228	—	228
Net Loss	—	—	—	(678)	—	—	(678)

Balance — September 30, 2008	6,007	$60	$7,143	$(5,086)	$—	$(918)	$1,199

See the accompanying notes to consolidated financial statements.

IFTH ACQUISITION CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Three Years Ended September 30,
	2008	2007	2006
	(In thousands)

Cash flows from operating activities
Continuing operations
Net loss	$(678)	$(618)	$(2,142)
Adjustments to reconcile net loss to net cash (used in) operating activities:
Loss (gain) from discontinued operations	(417)	23	1,373
Share-based compensation	196	50	136
Asset impairment charges			924
Loss on marketable securities, available for sale	430	23	—
Changes in operating assets and liabilities:
Decrease in accounts receivable	1,407	894	105
Decrease (increase) in inventories	106	38	(4)
(Increase) decrease in other current assets and miscellaneous receivables	(4)	91	86
Decrease in other assets	5	6	90
(Decrease) increase in accounts payable, accrued expenses and other liabilities	(987)	(787)	107
Net cash (used in) provided by discontinued operations	(269)	4	(1,329)

Net cash used in operating activities	(211)	(276)	(654)

Cash flows from investing activities
Proceeds from sale of marketable securities	180	331	—
Capital expenditures	—	(3)	(36)
Net cash provided by discontinued operations	887	—	—

Net cash provided by (used in) investing activities	1,067	328	(36)

Cash flows from financing activities
Net (payments) borrowings on Wells Fargo line of credit	(2)	(11)	3
Net proceeds from issuance of common stock		—	16
Net (payments) borrowings from stockholder	(3)	(8)	17

Net cash (used in) provided by financing activities	(5)	(19)	36

Net increase (decrease) in cash and cash equivalents	851	33	(654)
Cash and cash equivalents — beginning of year	405	372	1,026

Cash and cash equivalents — end of year	$1,256	$405	$372

Supplemental disclosure of cash flow information:
Income taxes paid	$—	$6	$10
Interest paid	$—	$221	$223
Non cash investing and financing information:
Marketable securities received in exchange for loan to Digital Angel	$—	$1,000	$—
Contributed intercompany debt	$94	$—	$—

See the accompanying notes to consolidated financial statements.

IFTH ACQUISITION CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands Except Per Share Amounts)

Note 1 —	Summary Of Significant Accounting Policies

Business Organization And Basis Of Presentation

IFTH Acquisition Corp. (the “Company” or “IFTH”) was incorporated on September 30, 1987 as a Delaware corporation. The Company has two subsidiaries: IFTH NY Sub, Inc., a New York Corporation since 1980, and IFTH NJ Sub, Inc., a New Jersey corporation since 1983.

Effective December 31, 2007, as approved by the stockholders of IFTH at a special meeting held December 27, 2007, the Company closed the transactions contemplated by the Asset Purchase and Sale Agreement, dated November 13, 2007 (the “Sale Agreement”) between IFTH and Corporate Technologies LLC (“Corporate Technologies”), selling substantially all of the Company’s operating assets excluding accounts receivable and inventory (“Operating Assets”).

Under the terms of the Sale Agreement, the Company ceased its operations and, pursuant to an interim services agreement and an administrative services agreement entered into in connection with the Sale Agreement, Corporate Technologies agreed to assist the Company in the collection of the outstanding accounts receivable and in the sale of the remaining inventory. The Company retained its cash at the time of the closing of the Sale Agreement, the cash received from the collection of accounts receivable and the sale of inventory, and the proceeds from the sale and plans to utilize these funds to seek to acquire an operating business unrelated to the business sold to Corporate Technologies.

In connection with the sale of the Company’s assets to Corporate Technologies, the Company’s stockholders also approved an amendment pursuant to which it changed its name from InfoTech USA, Inc. to IFTH Acquisition Corp. on December 31, 2007. Additionally, pursuant to the Sale Agreement, the Company’s wholly owned subsidiaries changed their names from InfoTech USA, Inc. to “IFTH NJ Sub, Inc.” and from Information Technology Services, Inc. to “IFTH NY Sub, Inc.”

After the completion of the sale, the Company did not engage in any business activity other than paying its outstanding liabilities, liquidating its remaining inventory and collecting its outstanding receivables. Management’s primary purpose at that time was to locate and acquire an attractive operating business seeking to become publicly traded.

On August 1, 2008, Digital Angel Corporation (formerly Applied Digital) (“Digital Angel”) sold 2,570 shares of the Company’s common stock to Blue Moon Energy Partners LLC (“Blue Moon”). The shares represented 49.9% of the Company’s outstanding common stock at that time.

On December 5, 2008, the Company acquired 100% of the ownership interests of National Credit Report.com, LLC, a Florida limited liability company (“NCRC”), a business engaged in the identity security market providing credit monitoring and reporting products and services. See Note 13 for more information.

Basis Of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

The Company’s acquired subsidiary revenue from the sale of a single credit report is recognized when the credit report is delivered to the customer. Revenue from the sale of annual subscriptions for credit monitoring and credit protection is recognized ratably over each subscriber’s annual subscription period. The Company also offers credit monitoring and credit protection on a month-to month basis. In certain circumstances, the Company sells a bundled offer whereby a customer receives a single credit report and monitoring. In such circumstances, the Company allocates based on vendor specific objective evidence the associated revenue to the credit report and to the subscription, which the Company recognizes such subscription portion over the related period.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) in the United States (“U.S.”) requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on the knowledge of current events and actions we may undertake in the future, they may ultimately differ from actual results. Included in these estimates are assumptions about allowances for inventory obsolescence, bad debt reserves, lives of long lived assets, lives of intangible assets, assumptions used in Black-Scholes valuation models, estimates of the fair value of acquired assets and assumed liabilities, the determination of whether any impairment is to be recognized on goodwill or intangibles, among others.

Investment in Marketable Equity Securities

Investments in marketable equity securities classified as “available for sale” are recorded at fair value based on quoted market prices and unrealized gains and losses are reported as accumulated other comprehensive income (loss) as a separate component within stockholders’ equity. The cost of securities sold is based on the first in first out method.

All of the Company’s available for sale investments are subject to a periodic review pursuant to Emerging Issues Task Force No. 03-1. Investments are considered to be impaired when a decline in fair value is judged to be other-than-temporary. Marketable securities are evaluated for impairment if the decline in fair value below cost basis is significant and/or has lasted for an extended period of time. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults and subsequent rounds of financings at an amount below the cost basis of the investment. When a decline in value is deemed to be other-than-temporary, the Company recognizes an impairment loss in the current period’s operating results to the extent of the decline.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Expenditures for maintenance and repairs are charged against operations as incurred. Upon retirement or sale, any assets disposed of are removed from the accounts and any resulting gain or loss is reflected in the results of operations. Capitalized values of property under leases are amortized over the life of the lease or the estimated life of the asset, whichever is less.

Depreciation and amortization are computed using straight-line and accelerated methods over the following estimated useful lives:

Estimated
Useful Life

Computer equipment	5 years
Furniture and fixtures	7 years
Leasehold improvements	5 years

Impairment losses on long-lived assets, such as equipment and improvements, are recognized when events or changes in circumstances indicate that the undiscounted cash flows estimated to be generated by such assets are less than their carrying value and, accordingly, all or a portion of such carrying value may not be recoverable. Impairment losses are then measured by comparing the fair value of assets to their carrying amounts.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” (“SFAS 109”) which requires the use of the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision or credit is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (“FIN 48”) was issued to clarify the requirements of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, relating to the recognition of income tax benefits.

FIN 48 provides a two-step approach to recognizing and measuring tax benefits when the benefits’ realization is uncertain. The first step is to determine whether the benefit is to be recognized, and the second step is to determine the amount to be recognized:

•	income tax benefits should be recognized when, based on the technical merits of a tax position, the entity believes that if a dispute arose with the taxing authority and were taken to a court of last resort, it is more likely than not (i.e., a probability of greater than 50 percent) that the tax position would be sustained as filed; and

•	if a position is determined to be more likely than not of being sustained, the reporting enterprise should recognize the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with the taxing authority.

Effective October 1, 2007, the Company adopted FIN 48. The implementation of FIN 48 did not result in any adjustment to the Company’s beginning tax positions. The Company continues to fully recognize its tax benefits which are offset by a valuation allowance to the extent that it is more likely than not that the deferred tax assets will not be realized.

The Company is subject to the provisions of FIN 48 as of October 1, 2007, and has analyzed filing positions in all of the federal, state, and foreign jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. As a result of adoption, we have recorded no tax liability and have no unrecognized tax benefits as of the date of adoption.

The Company files consolidated tax returns in the United States Federal jurisdiction and in New Jersey. The Company is no longer subject to US Federal or state income tax examinations for fiscal years before 2002.

Net Income (Loss) Per Common Share

The Company presents “basic” income (loss) per common share and, if applicable, “diluted” income per common share, pursuant to the provisions of Statement of Financial Accounting Standards No. 128, “Earnings per Share” (“SFAS 128”). Basic income (loss) per common share is calculated by dividing net income or loss by the weighted average number of common shares outstanding during each period. The calculation of diluted income per common share is similar to that of basic income per common share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if all potentially dilutive common shares, such as those issuable upon the exercise of stock options and warrants, were issued during the period. Since the Company had net losses in 2008, 2007 and 2006, the assumed effects of the exercise of employee stock options for the purchase of 5,570, 3,975, and 3,975 common shares and 300 warrants outstanding at September 30, 2008, 2007 and 2006, respectively, would have been anti-dilutive and, accordingly, dilutive per share amounts are not presented.

Cash And Cash Equivalents

The Company considers all liquid instruments with a maturity of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents are maintained in bank accounts in amounts which, at times, may exceed federally insured limit. Management believes that the Company is not exposed to any significant risk of loss of financial assets due to the failure of these financial institutions.

Fair Value Of Financial Instruments

The carrying values of financial instruments including cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the relatively short maturity of these instruments.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements.” SFAS 157 defines fair value and establishes a framework for measuring fair value in accordance with GAAP. The statement also expands the disclosures related to the fair value measurements used to value assets and liabilities. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This standard is now the single source in generally accepted accounting principles for the definition of fair value, except for the fair value of leased property as defined in SFAS 13. SFAS 157 establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs), (2) assumptions that are other than quoted prices which are either directly or indirectly observable for the asset or liability through correlation with market data and (3) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy under SFAS 157 are described below:

•	Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•	Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 — Inputs that are both significant to the fair value measurement and unobservable.

At September 30, 2008, the Company had Level 1 investments of approximately $35 for which quoted prices in active markets were used to value the underlying securities.

Stock-based compensation

The Company accounts for equity-based compensation based on Statement of Financial Accounting Standards No. 123(R), “Share-Based Payments” (“SFAS 123(R)”). SFAS 123(R) requires that the fair value of such equity instruments be measured based on the fair value of the instruments on the date they are granted and that an estimate of the portion of the fair value that will vest be recognized in the financial statements as an expense over the period during which the employees are required to provide services in exchange for the equity instruments.

The Company adopted SFAS 123(R) effective October 1, 2005 and has selected the Black-Scholes method of valuation for share-based compensation. The Company has elected the modified prospective application transition method which requires that the provisions of SFAS 123(R) be applied going forward from the date of adoption to new share-based payments, and to all unvested stock options outstanding at the beginning of the first quarter of adoption of SFAS 123(R). The Company recognized $290 of compensation expense in 2008 from 1,595 stock options granted in 2008, restricted stock grants, and modification of existing stock options. The Company did not grant any stock options during 2007 or 2006 and all outstanding options were fully vested as of September 30, 2005. However, in January 2006, the Company modified certain existing stock option agreements and granted restricted stock. Accordingly, there was $50 and $136 of compensation expense recognized in 2007 and 2006, respectively, as a result of the adoption of SFAS 123(R). To calculate the excess tax benefits available as of the date of adoption for use in offsetting future tax shortfalls, the Company followed the alternative transition method discussed in Financial Accounting Standards Board Staff Position No. 123(R) — 3.

A summary of options outstanding under the Company’s stock option plans as of September 30, 2008 and changes during the year then ended is presented below:

		Weighted	Weighted
		Average	Average	Aggregate
	Stock	Exercise	Contractual	Intrinsic
	Options	Price	Term	Value
	(In years)

Outstanding at October 1, 2007	3,975	$0.38	2.4
Granted	1,595	0.21	9.8
Exercised	—	—	—
Forfeited or Expired	—	—	—

Outstanding at September 30, 2008	5,570	$0.33	4.5	—	*

Exercisable at September 30, 2008	4,125	$0.37	2.7	—	*

*	The intrinsic value of a stock option is the amount by which the fair value of the underlying stock exceeds the exercise price of the option. The fair value of the Company’s stock was $0.21 per share at September 30, 2008 based upon its closing price on the OTCBB.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model. The following weighted-average assumptions were used for determining the fair value of options granted in 2008 (there were no grants in 2007 and 2006):

2008

Risk-free interest rates	3.4%
Expected option lives	5.5 years
Expected volatilities	85%
Expected dividend yields	0%

The Black-Scholes value for the options granted during the year ended September 30, 2008 was $0.15.

No options were exercised during 2008 and 2007. The total intrinsic value of options exercised during 2006 was $16.

In January 2006, the Company granted its chairman of the board and its chief executive officer 100 shares of its restricted stock each. This stock fully vested in January 2008. The Company determined the fair value of the stock to be $100 based on the closing price of its stock on the date of grant. The fair value of the restricted stock was recognized as compensation expense over the vesting period. Compensation expense was recorded in connection with the restricted stock during 2008, 2007 and 2006 in the amount of $13, $50 and $37, respectively.

In addition, during July 2008, the Company granted options exercisable for approximately 645 shares of common stock to consultants and non-employees of the Company. In accordance with FAS 123(R), the Company recorded compensation expense of $18 associated with these options based on an estimate of the fair value on each date of grant and using the Black-Scholes valuation model. The Company will be required to re-measure the compensation expense associated with these options at the end of each reporting period until the options are vested. This re-measurement at September 30, 2008, did not result in additional compensation expense for the year ended September 30, 2008. The remaining fair value of the invested grants were $68 at September 30, 2008.

Recent Accounting Pronouncements:

On December 4, 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” which replaces SFAS 141 but retains the fundamental concept of purchase method of accounting in a business combination and improves reporting by creating greater consistency in the accounting and financial reporting of business combinations, resulting in more complete, comparable, and relevant information for investors and other users of financial statements. To achieve this goal, the new standard requires the acquiring entity in a business combination to recognize all the assets acquired and liabilities assumed in the transaction and any noncontrolling interest at the acquisition date measured at their fair value as of that date. This statement requires measuring a noncontrolling interest in the acquiree at fair value which will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer. This statement also requires the recognition of assets acquired and liabilities assumed arising from contractual contingencies as of the acquisition date, measured at their acquisition fair values. SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact of SFAS No. 141(R) on its financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159 (“SFAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities,” providing companies with an option to report selected financial assets and liabilities at fair value. The Standard’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. SFAS 159 helps to mitigate this type of accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The Standard requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the Company’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which they have chosen to use fair value on the face of the balance sheet. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS No. 159 to have a significant effect on its financial position or results of operations.

On December 4, 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”, an amendment of ARB No. 51, which will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way as equity in the consolidated financial statements. In addition, SFAS No. 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of SFAS No. 160 to have a significant effect on its financial position or results of operations.

In February 2008, the FASB issued Staff Position No. FAS 157-1 (“FSP FAS 157-1”), Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement Under Statement 13 and Staff Position No. FAS 157-2 (“FSP FAS 157-2”), Effective Date of FASB Statement No. 157. FSP FAS 157-1 excludes Statement of Financial Accounting Standards No. 13 (“SFAS 13”), Accounting for Leases, as well as other accounting pronouncements that address fair value measurements on lease classification or measurement under SFAS 13 from the scope of SFAS 157. FSP FAS 157-2 delays the effective date of SFAS 157 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008. Both FSP FAS 157-1 and FSP FAS 157-2 are effective upon an entity’s initial adoption of SFAS 157, which is our first quarter of fiscal year 2009. The Company does not expect the adoption of FSP SFAS 157-1 to have a material impact to our consolidated results of operations and financial position.

In March 2008, FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”). FAS 161 requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. Entities are required to provide enhanced disclosures about; (1) how and why an entity uses derivative instruments, (2) how derivative instruments and related hedged items are accounted for under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and its related interpretations, and (3) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS 161 is effective for financial statement issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. Comparative disclosures for earlier periods at initial adoption is encouraged but not required. The Company does not expect the adoption of FAS 161 to have a material impact to our consolidated results of operations and financial position.

EITF 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” provides guidance in assessing whether an equity-linked financial instrument (or embedded feature) is indexed to an entity’s own stock for purposes of determining whether the appropriate accounting treatment falls under the scope of SFAS 133, “Accounting For Derivative Instruments and Hedging Activities” and/or EITF 00-19, “Accounting For Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”. EITF 07-05 is effective as of the beginning of our 2010 fiscal year. The Company is evaluating the impact of EITF 07-5 on our consolidated financial position and results of operations.

Note 2 —	Marketable Securities

As explained in Note 12 below, on May 15, 2007, the Company entered into a Satisfaction of Loan Agreement with Digital Angel whereby the Company received 704 shares of its common stock with a fair value of $1,000 in payment of a loan due to the Company in that amount. At September 30, 2007, the Company had classified the shares as available for sale marketable equity securities and in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” is recording unrealized changes in their fair value as part of its comprehensive income. During the year ended September 30, 2008, the Company sold 361 shares and realized a loss of $331 and during the year ended September 30, 2007, the Company sold 249 shares and realized a loss of $23. The remaining shares had a cost of $134 and a market value of $35 at September 30, 2008 and a cost of $646 and a market value of $418 at September 30, 2007. Accordingly, the Company has included its $99 decline in fair value as other then temporary and reported the impairment in loss on marketable equity securities on the Consolidated Statement of Operations as of September 30, 2008.

Note 3 —	Property and Equipment

	2008	2007

Computer equipment	$—	$339
Furniture and fixtures	—	76
Leasehold improvements	—	63

	—	478
Less accumulated depreciation and amortization	—	(389)

Totals	$—	$89

Note 4 —	Goodwill

Goodwill consisted of the unamortized excess of cost over fair value of tangible and identifiable intangible assets net of liabilities of the Company at the date of acquisition. The Company applied APB

No. 16, “Business Combinations,” and used the purchase method of accounting for this acquisition in 2001. Goodwill was fully written off at September 30, 2006 as shown below:

2006

Original balance	$2,339
Less accumulated amortization	(185)
Less impairment charges	(2,154)

Carrying value	$—

Effective October 1, 2001, the Company adopted SFAS 142. Under SFAS 142, goodwill amortization ceased upon the adoption of the standard. SFAS 142 also required an initial goodwill impairment assessment in the year of adoption and annual impairment tests thereafter. As of September 30, 2006, following the valuation analysis it was determined that due to the Company’s historical losses, including the loss incurred in fiscal year ended September 30, 2006, the overall volatility of the IT industry and the Company’s projected marginal profitability in the future, the goodwill was fully impaired, resulting in a carrying value of $0 as of the end of fiscal year 2006. Accordingly no valuation analysis was performed at September 30, 2008. Valuation analysis testing for goodwill impairment as of September 30, 2006 resulted in a charge for goodwill impairment of $924.

Note 5 —	Financing Arrangements

The Company’s financing agreement with Wells Fargo Business Credit, Inc. (“Wells Fargo”), entered into on June 30, 2004, provided financing up to $4,000 with interest at Wells Fargo’s prime rate plus 3%. The Company also had a wholesale financing agreement with IBM Credit in effect as of September 30, 2007 that provided for inventory financing up to $600 and was secured by a letter of credit in the amount of $600.

As of September 30, 2008 and 2007, the Company had a borrowing base of approximately nil and $386, respectively, and availability under the credit facility as of September 30, 2008 and 2007 of approximately nil and $384, respectively.

Borrowings under the Wells Fargo line of credit amounted to nil and $2 at September 30, 2008 and 2007, respectively. Borrowings under the IBM Credit financing arrangement amounted to nil and $273 at September 30, 2008 and 2007, respectively, and were included in either accounts payable or accrued expenses and other liabilities.

On May 19, 2005, the Company entered into an arrangement, which was amended September 28, 2007, with one of its primary suppliers, Ingram Micro Inc. (“Ingram”), pursuant to which Ingram provided the Company with a credit line of up to $250. Payments for purchases under this credit line were due and payable within 30 days from the date of invoice. Amounts not repaid within 10 days past due bore interest at 1 1/2% per month. The credit line was secured by a security interest in substantially all of the Company’s equipment, inventory and accounts receivable. Advances under the credit line were subordinate and junior in right of payment to borrowings under the Company’s credit facility with Wells Fargo. The Company had nil and $97 outstanding with Ingram as of September 30, 2008 and 2007, respectively, and the borrowings were included in either accounts payable or accrued expenses and other liabilities.

The Company repaid all of the Company’s loans, and all of the Company’s financial arrangements with Wells Fargo, IBM Credit and Ingram were terminated upon completion of the sale of the operating assets to Corporate Technologies.

Note 6 —	Income Taxes

The reconciliation of the effective tax rate with the statutory Federal income tax rate is as follows:

	Years Ended September 30,
	2008	2007	2006
	%	%	%

Statutory rate	(34)	(34)	(34)
Non-deductible permanent difference	3	2	2
Non-deductible goodwill write-off	—	—	15
Increase in deferred tax valuation allowance	38	31	22
State income taxes, net of Federal benefits	(6)	(6)	(6)
Other	(1)	7	1

Totals	—	—	—

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	2008	2007

Deferred Tax Assets:
Asset reserves / other	$50	$44
Property and equipment	—	22
Stock options	73	11
Net operating loss carryforwards	3,005	2,799

Gross deferred tax assets	3,127	2,876
Valuation allowance	(3,127)	(2,876)

Net Deferred Tax Assets	$—	$—

At September 30, 2008, the Company has net operating loss carryforwards of approximately $7,286, inclusive of the gain on the sale of the business operations which will expire in varying amounts through 2026. Utilization of the Company’s net operating losses may be subject to a substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code and similar state provisions. Realization of deferred tax assets is dependent upon future earnings, the timing and amount of which are uncertain.

A portion of the Company’s net operating loss carryforwards arose prior to a change of control during December 2000 and the change of control in 2008. As a result, these net operating loss carryforwards are subject to the annual limitations. Therefore, management believes the Company is not more likely than not to realize the tax benefits associated with the net operating loss carryforwards that arose prior to the change of control and therefore has fully reserved the net operating losses.

As of September 30, 2008 and 2007, the valuation allowance was $3,127 and $2,876, respectively. The valuation allowance increased by $251, $193 and $472 in 2008, 2007 and 2006, respectively.

Note 7 —	Stockholders’ Equity

Stock Option Plans

In February 1998, a stock option plan (the “1998 Plan”) was approved by the stockholders. The 1998 Plan was amended in January 2000. Under the revised plan, 1,000 shares of common stock are reserved for issuance upon the exercise of options designated as either incentive stock options or non-qualified stock options. The 1998 Plan terminated in February 2008. Options granted under the 1998 Plan will expire not more than ten years from the date of grant. Options granted under the plan generally have a vesting period of four years. At September 30, 2008, the 1998 Plan terminated with no options outstanding.

In January 2001, 650 stock options were granted to a director and consultant under a special option plan. As of September 30, 2008, they were fully vested and expire 10 years from date of grant.

In March 2001, the stockholders approved the 2001 Flexible Stock Plan (the “2001 Plan”). Under the 2001 Plan, the number of shares which may be issued or sold, or for which options, Stock Appreciation Rights (“SARs”) or Performance Shares may be granted to certain directors, officers and employees of the Company is 2,500 per year, plus an annual increase, effective as of the first day of each calendar year, commencing with 2002, equal to 25% of the number of outstanding shares as of the first day of such calendar year, but in no event more than 10,000 shares in the aggregate. A total of 10,000 and 9,844 shares were subject to grants outstanding under the 2001 Plan at September 30, 2008 and 2007, respectively. The 4,920 options and 200 restricted stock outstanding as of September 30, 2008 were granted with various vesting schedules and as of September 30, 2008, 3,675 were fully vested. The options are exercisable over a period ranging from eight to ten years from the date of grant.

In March 2008, the Company extended of the expiration date of the 925 stock options held by its members of the board. During 2008, compensation expense of $121 was recorded in connection with the options.

A summary of stock option activity related to the Company’s stock option plans is as follows:

	2008		2007		2006
		Weighted-		Weighted-		Weighted-
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding on October 1	3,975	$.38	3,975	$.38	4,105	$.38
Granted	1,595	.21	—	—	—	—
Exercised	—	—	—	—	(50)	(.34)
Forfeited	—	—	—	—	(80)	(.57)

Outstanding on September 30	5,570	.33	3,975	.38	3,975	.38

Exercisable on September 30	4,125	$.37	3,975	$.38	3,975	$.38

Employee Stock Purchase Plan

On December 17, 1998, the Company adopted the 1999 Employee Stock Purchase Plan (the “1999 Plan”) whereby 200 shares of common stock were reserved for issuance to eligible employees. A participant may have up to 10% of their earnings withheld during a period of approximately six months commencing on the first trading day on or after April 1 and terminating on the last trading day ending the following September 30, or commencing on the first trading day on or after October 1 and terminating on the last trading day ending the following March 31. The purchase price shall be an amount equal to 85% of the fair market value of a share of common stock on the enrollment date, or on the exercise date, whichever is lower. There were no purchases under the 1999 Plan during 2008, 2007 and 2006.

Warrants

As of September 30, 2008, 2007 and 2006, the Company had 300 warrants outstanding at an exercise price of $0.58 per share. The warrants expire on December 31, 2010.

Note 8 —	Discontinued Operations

In December 2007, we entered into the Sale Agreement with Corporate Technologies. As a result of the sale, the Company’s operating results related to its IT solutions business are now classified as discontinued operations for all periods presented in this Annual Report and are comprised as follows:

	Years Ended September 30,
	2008	2007	2006

Revenue	$1,931	$11,898	$16,010
Cost of sales	1,565	9,423	13,333

Gross profit	366	2,475	2,677
Selling, general and administrative expenses	602	2,269	2,902
Asset impairment	—	—	925
Interest and other (expense) income	—	—
Interest expense	(38)	(229)	(223)

Loss from discontinued operations	(274)	(23)	(1,373)
Gain on sale of discontinued operations	691	—	—

Income (loss) from discontinued operations	$417	$(23)	$(1,373)

Loss from discontinued operations per common share — basic and diluted	$(0.05)	$(0.00)	$(0.28)
Weighted average number of common shares outstanding — basic and diluted	5,114	5,014	4,919

Under the terms of the agreement, $800 was received in cash and $200 of the proceeds were held in escrow for a period of three months following the closing pending the reduction in real property rental expenses. As we were able to reduce the monetary amounts of the operating lease commitments that were assumed by the buyer, incremental amounts of the $200 held in escrow were to be paid to us. As of September 30, 2008, $67 was paid as full settlement of the escrow. As result, after deducting the operating assets and expenses related to the sale of $176, the Company recorded a gain on the sale of approximately $691.

Note 9 —	401(k) Plan

The Company had a 401(k) Savings Plan (the “Plan”) for the benefit of all eligible employees. An employee would become a participant after the completion of three months of service and the attainment of 20 years of age.

Participants could elect to contribute from their compensation any amount up to the maximum deferral allowed by the Internal Revenue Code. Employer contributions were a discretionary percentage match. The Company could make optional contributions for any Plan year at its discretion.

During 2008, 2007 and 2006, there were no Company contributions to the Plan.

Note 10 —	Commitments And Contingencies

Legal Proceedings

The Company was not party to any material legal proceedings or claims as of September 30, 2008. Accordingly, management does not anticipate any material adverse impact on the Company’s financial position, results of operations or cash flows as a result of legal proceedings or claims.

Note 11 —	Related Party Transactions

Until August 1, 2008, Digital Angel owned 49.9% of the Company’s common stock and incurred certain expenses on behalf of the Company. In 2008, 2007 and 2006, these costs included accounting fees, various business insurance coverages and miscellaneous business expenses. Additionally in 2007 and 2006, these costs included the salary, payroll taxes and benefits of personnel assigned to the Company in those years. The Company reimbursed $85, $213 and $287 of these costs to Digital Angel in 2008, 2007 and 2006, respectively.

For the fiscal years ended September 30, 2008 and 2007, the Company charged Digital Angel $nil and $24, respectively, for services rendered by the Company’s chief financial officer at Digital Angel’s then-wholly-owned subsidiary, Computer Equity Corporation.

At September 30, 2007 the amount due to Digital Angel was $105. This amount arose out of inter-company expenses. On June 27, 2003, the Company loaned $1,000 to Digital Angel pursuant to the terms of a Commercial Loan Agreement and Term Note. Under the terms of the loan, interest, which accrued at an annual rate of 16%, was due and payable on a monthly basis beginning July 31, 2003. Interest income paid or accrued on the loan to the Digital Angel amounted to $0, $120, and $162 in 2008, 2007 and 2006, respectively.

On May 15, 2007, the Company entered into a Satisfaction of Loan Agreement (“Agreement”) with Digital Angel with respect to the Commercial Loan Agreement. Under the Agreement, Digital Angel issued to the Company 833 shares (the “Shares”) of its common stock, having an aggregate fair value of approximately $1,000 as explained below. On June 11, 2007, the registration statement covering the Shares was declared effective by the Securities and Exchange Commission (“SEC”) (the “Effective Date”) and on June 22, 2007 the shares became freely tradeable. In accordance with the Agreement, once the registration statement covering the Shares was declared effective by the SEC and the Shares became freely tradeable by the Company, Digital Angel was in full satisfaction of all principal, interest and other amounts owed to the Company under the loan documents. Additionally, in accordance with the Agreement, on the Effective Date, the exact number of shares to be delivered to the Company was determined to be 704, which was calculated by dividing the outstanding principal amount of the note of $1,000 by the average daily closing prices for a share of Digital Angel’s common stock on each trading day occurring during the ten trading day period ending on and including the trading day immediately preceding the Effective Date of the Registration Statement of $1.421.

On January 20, 2006, Jonathan McKeage was appointed the Company’s chief executive officer, president and director. From 2004 until that time, Mr. McKeage was vice president of business development of Digital Angel, as well as of Destron Fearing Corp., Digital Angel’s now-wholly-owned subsidiary. Following the sale of the Company’s operating assets, which became effective on December 31, 2007, Mr. McKeage remained the Company’s president and director and became vice president of corporate development for Digital Angel, as well as of VeriChip, Digital Angel’s then-majority-owned subsidiary. Effective January 1, 2008, the Company began to reimburse VeriChip in the amount of $7,000 per month for Mr. McKeage’s services related to finding a suitable acquisition target for the Company, which agreement ended in May 2008. VeriChip is a company that is controlled by Scott Silverman, the Company’s chairman of the board.

On October 8, 2008, the Company entered into a sublease with Digital Angel for its corporate headquarters located in Delray Beach, Florida consisting of approximately 7,911 feet of office space, which space is shared with VeriChip. The rent for the entire twenty-one month term of the sublease is $158, which was paid in one lump sum upon execution of the sublease. VeriChip reimbursed the Company for one-half of the Sublease payment, representing their share of the total cost of the sublease.

As of December 18, 2008, Blue Moon Energy owned 31.5% of our outstanding common stock. Currently, Scott R. Silverman, our chairman of the board, is a manager of Blue Moon and controls a member of Blue Moon and William J. Caragol, our chief executive officer, president and acting chief financial officer, is a manager and member of Blue Moon. In lieu of salary through 2009, on October 24, 2008 when Mr. Caragol was appointed acting chief executive officer and acting chief financial officer, he received one million shares of our common stock, half of which was restricted until he became an officer on December 3, 2008. The shares issued will be compensation expenses in the period earned. In addition, in October 2008, in lieu of compensation through 2009, we granted one million shares of stock to Mr. Silverman, half of which was restricted and vested upon the completion of the acquisition of NCRC in December 2008.

Note 12 —	Summarized Quarterly Data (Unaudited)

The following table sets forth the unaudited summarized operating data for each of the quarters in the period ended September 30, 2008 and 2007:

	First	Second	Third	Fourth	Full
	Quarter	Quarter	Quarter	Quarter	Year

2008
Loss from continuing operations	$(202)	$(263)	$(99)	$(531)	$(1,095)
Income from discontinued operations	279	75	—	63	417
Net income (loss)	77	(188)	(99)	(468)	(678)
Net income (loss) per common share — basic and diluted	0.02	(0.04)	(0.02)	(0.09)	(0.13)
2007
Loss from continuing operations	$(193)	$(190)	$(207)	$(5)	$(595)
Income from discontinued operations	229	(44)	43	(251)	(23)
Net income (loss)	36	(234)	(164)	(256)	(618)
Net income (loss) per common share — basic and diluted	0.01	(0.05)	(0.03)	(0.05)	(0.12)

Net income (loss) per share is calculated independently for each of the quarters presented. Therefore, the sum of the quarterly amounts of net income (loss) per common share will not necessarily equal the total for the year.

Note 13 —	Subsequent Events

On October 8, 2008, the Company entered into a Sublease with Digital Angel for its corporate headquarters located in Delray Beach, Florida consisting of approximately 7,911 feet of office space, which space is shared with VeriChip. The rent for the entire twenty-one month term of the Sublease is $158, which was paid in one lump sum upon execution of the Sublease. VeriChip reimbursed the Company for one-half of the Sublease payment, representing their share of the total cost of the Sublease.

On December 5, 2008, the Company completed an acquisition of NCRC, pursuant to a securities purchase agreement by and among the Company, NCRC, and the sellers named therein (referred to as the “Purchase Agreement”).

The Purchase Agreement provided for the Company’s purchase of all of the issued and outstanding membership interests in NCRC from the sellers of NCRC, in return for 1.0 million shares of the Company’s common stock, par value $0.01 per share. In conjunction with the transaction, the Company issued 3.0 million stock options to the sellers of NCRC in consideration of their continued involvement with the operations of NCRC. We incurred normal acquisition-related costs of approximately $130 in connection with the transactions contemplated under the Purchase Agreement.

All of the options were granted at a strike price of $0.18 per share and were fully vested as of the date of grant. The common shares issued at market value and stock options granted at fair value as determined by Black-Scholes model were valued at $475, as of the date of the acquisition. The accounting treatment of the acquisition of NCRC by the Company was viewed to be a purchase transaction. The total purchase price of $605 (including transition costs) in excess of NCRC’s book value will be allocated to acquired intangibles and goodwill. The purchase price has been preliminarily allocated to the tangible assets acquired and intangible assets, primarily goodwill.

Annex A-1

AGREEMENT AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION, dated as of September 4, 2009 (the “Agreement”), by and among Steel Vault Corporation, a Delaware corporation (the “Company”), VeriChip Corporation, a Delaware corporation (“Acquiror”) and VeriChip Acquisition Corp., a Delaware corporation (“MergerCo”).

RECITALS

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Acquiror and the Company will enter into a business combination transaction pursuant to which MergerCo will merge with and into the Company (the “Merger”) and whereby each share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time will be converted into the right to receive .5 shares of common stock, par value $0.01 per share of Acquiror, subject to adjustment as hereafter provided (the “Acquiror Common Stock”);

WHEREAS, MergerCo is a wholly-owned subsidiary of Acquiror and was formed solely for purposes of accomplishing the Merger;

WHEREAS, as of the date hereof, Scott R. Silverman, Chairman of the Board of Directors of the Company (the “Company Board”) and Chairman of the Board of Directors of Acquiror (the “Acquiror Board”) beneficially owns and/or controls, as calculated in accordance with Rule 13d-3(d)(1)(i) of the Exchange Act, approximately 55% of the issued and outstanding Company Common Stock and approximately 49% of the issued and outstanding Acquiror Common Stock;

WHEREAS, the Company Board has established a special committee composed of independent and disinterested members of the Company Board (the “Company Special Committee”) to review and evaluate the terms and conditions, and determine the advisability, of a possible business combination with Acquiror;

WHEREAS, the Company Special Committee has negotiated the terms and conditions of this Agreement on behalf of the Company and has (i) determined that the Merger is advisable, fair to, and in the best interests of, the Company and its stockholders, and (ii) recommended the approval of this Agreement by the Company Board;

WHEREAS, the Company Board has, based upon the recommendation of the Company Special Committee, (i) determined that the Merger is advisable, fair to, and in the best interests of, the Company and its stockholders, (ii) approved and adopted this Agreement and declared its advisability and approved the Merger and the other transactions contemplated by this Agreement, and (iii) recommended the approval and adoption of this Agreement by the stockholders of the Company;

WHEREAS, the Acquiror Board has established a special committee composed of independent and disinterested members of the Acquiror Board (the ‘‘Acquiror Special Committee”) to review and evaluate the terms and conditions, and determine the advisability, of a possible business combination with the Company;

WHEREAS, the Acquiror Special Committee has negotiated the terms and conditions of this Agreement on behalf of Acquiror and has (i) determined that the Merger is advisable, fair to, and in the best interests of, Acquiror and its stockholders, and (ii) recommended the approval of this Agreement by the Acquiror Board;

WHEREAS, the Acquiror Board has, based upon the recommendation of the Acquiror Special Committee, (i) determined that the Merger is advisable, fair to, and in the best interests of, Acquiror and its stockholders, (ii) approved and adopted this Agreement and declared its advisability and approved the Merger and the other transactions contemplated by this Agreement, and (iii) recommended that the stockholders approve the issuance of Acquiror Common Stock in connection with the Merger;

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WHEREAS, for federal income tax purposes, the Merger is intended to qualify as a reorganization under the provisions of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the “Code”); and

WHEREAS, Acquiror, MergerCo and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

ARTICLE 1.

CERTAIN DEFINITIONS; INTERPRETATION

Section 1.1.  Certain Definitions.  The following terms are used in this Agreement with the meanings set forth below:

“Acquiror” has the meaning assigned in the preamble to this Agreement.

“Acquiror Acquisition Proposal” means an offer or proposal regarding any of the following (other than the transactions contemplated by this Agreement): (i) any merger, reorganization, consolidation, share exchange, recapitalization, business combination, liquidation, dissolution, or other similar transaction involving, or, an acquisition in any manner of, all or any significant portion of the assets or any significant equity interest of, the Acquiror or any of its Subsidiaries, in a single transaction or series of related transactions which could reasonably be expected to interfere with the completion of the Merger; or (ii) any tender offer or exchange offer for any outstanding shares of capital stock of the Acquiror or any of its Subsidiaries or the filing of a registration statement under the Securities Act in connection therewith.

“Acquiror Adverse Recommendation Change” has the meaning assigned in Section 5.5(b).

“Acquiror Benefit Plans” has the meaning assigned in Section 4.3(n)(1).

“Acquiror Board” has the meaning assigned in the Recitals to this Agreement.

“Acquiror Certificate” means the Certificate of Incorporation of the Acquiror, as amended.

“Acquiror Common Stock” has the meaning assigned in the Recitals of this Agreement.

“Acquiror Disclosure Schedule” has the meaning assigned in Section 4.1.

“Acquiror ERISA Affiliate” has the meaning assigned in Section 4.3(n)(6).

“Acquiror Financial Statements” has the meaning assigned in Section 4.3(g)(2).

“Acquiror License Agreements” has the meaning assigned in Section 4.3(p)(1).

“Acquiror Material Contracts” has the meaning assigned in Section 4.2(i)(1).

“Acquiror Preferred Stock” has the meaning assigned in Section 4.3(e).

“Acquiror Reports” has the meaning assigned in Section 4.3(k).

“Acquiror SEC Documents” has the meaning assigned in Section 4.3(g)(1).

“Acquiror Special Committee” has the meaning assigned in the Recitals of this Agreement.

“Acquiror Stock” has the meaning assigned in Section 4.3(e).

“Acquiror Stock Options” has the meaning assigned in Section 4.3(e).

“Acquiror Stockholders Meeting” has the meaning assigned in Section 5.5(a).

“Acquisition Proposal” has the meaning assigned in Section 5.3(b).

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“Adverse Recommendation Change” has the meaning assigned in Section 5.3(d).

“Affiliate” means, with respect to any specified person, any other person, directly or indirectly controlling, controlled by or under common control with such specified person. For purposes of this definition, “control” when used in connection with any specified person means the power to direct the management or policies of such person, directly or indirectly, whether through the ownership of voting securities, by Contract or otherwise; and the terms “controlling” and “controlled” have correlative meanings to the foregoing.

“Agreement” means this Agreement, as amended or modified from time to time in accordance with Section 8.2.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized by law to close in New York, New York.

“Certificate of Merger” has the meaning assigned in Section 2.2.

“Closing” has the meaning assigned in Section 2.2.

“Closing Date” has the meaning assigned in Section 2.2.

“Code” has the meaning assigned in the Recitals to this Agreement.

“Common Stock Exchange Ratio” has the meaning assigned in Section 3.1(c).

“Company” has the meaning assigned in the preamble to this Agreement.

“Company Affiliate” has the meaning assigned in Section 5.12(a).

“Company Benefit Plans” has the meaning assigned in Section 4.2(o)(1).

“Company Board” has the meaning assigned in the Recitals to this Agreement.

“Company Bylaws” means the Second Amended and Restated By-laws of the Company.

“Company Certificate” means the Certificate of Incorporation of the Company, as amended.

“Company Common Stock” has the meaning assigned in the Recitals of this Agreement.

“Company Disclosure Schedule” has the meaning assigned in Section 4.1.

“Company ERISA Affiliate” has the meaning assigned in Section 4.2(o)(6).

“Company Financial Statements” has the meaning assigned in Section 4.2(g)(2).

“Company License Agreements” has the meaning assigned in Section 4.2(q)(1).

“Company Material Contract” has the meaning assigned in Section 4.2(i)(1).

“Company Preferred Stock” has the meaning assigned in Section 4.2(e).

“Company Reports” has the meaning assigned in Section 4.2(j)(6).

“Company Restricted Stock” has the meaning assigned in Section 3.1(c).

“Company Restricted Stock Award” has the meaning assigned in Section 3.1(c).

“Company SEC Documents” has the meaning assigned in Section 4.2(g)(1).

“Company Special Committee” has the meaning assigned in the Recitals to this Agreement.

“Company Stock” means, collectively, the Company Common Stock and the Company Preferred Stock.

“Company Stockholders Meeting” has the meaning assigned in Section 5.4(a).

“Company Stock Option” has the meaning assigned in Section 3.3(a).

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“Company Stock Plan” means the Company’s 1998 Incentive Stock Option Plan, as amended, the Company’s 1999 Employee Stock Purchase Plan, the Company’s 2001 Flexible Stock Plan, as amended, the Company’s 2009 Stock Incentive Plan.

“Company Warrant” has the meaning assigned in Section 3.3(b).

“Contract” means, with respect to any person, any agreement, indenture, undertaking, debt instrument, contract, contractual obligation, lease or other commitment to which such person or any of its Subsidiaries is a party or by which any of them is bound or to which any of their properties is subject.

“Converted Company Stock Warrant” has the meaning assigned in Section 3.3(b).

“Copyrights” has the meaning assigned in Section 4.2(q)(1).

“Costs” has the meaning assigned in Section 5.19(a).

“Current Policy” has the meaning assigned in Section 5.19(e).

“DGCL” has the meaning assigned in the Recitals of this Agreement.

“Effective Date” means the date on which the Effective Time occurs.

“Effective Time” has the meaning assigned in Section 2.2.

“Environmental Laws” means any federal, state, municipal or local law which regulates, governs, relates to or otherwise imposes liability or standards of conduct concerning discharges, emissions, releases or threatened releases of any pollutants, contaminants or hazardous or toxic wastes, substances or materials, whether as liquids, solids or gases, into ambient air, surface water, ground water, land or into the environment, or otherwise relating to noise, odors, mold and other fungi, petroleum, asbestos, lead based paint, employee health and safety, including occupational safety laws or which regulates, governs, relates to the manufacture, processing, generation, distribution, use, treatment, storage, disposal, cleanup, transport or handling of pollutants, contaminants, or hazardous or toxic wastes, substances or materials, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, the Superfund Amendments and Reauthorization Act of 1986, as amended, the Resource Conservation and Recovery Act of 1976, as amended, the Toxic Substances Control Act of 1976, as amended, the Federal Water Pollution Control Act Amendments of 1972, the Clean Water Act of 1977, as amended, any so-called “Superfund” or “Superlien” Law (including those already referenced in this definition) and any other law of any Governmental Authority having a similar subject matter.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Exchange Agent” has the meaning assigned in Section 3.4(a).

“Exchange Fund” has the meaning assigned in Section 3.4(a).

“GAAP” means United States generally accepted accounting principles at the time in effect.

“Governmental Authority” means any court, administrative agency or commission, self-regulatory organization or other foreign, federal, state or local governmental authority or instrumentality.

“Hazardous Substances” means any material or substance which (i) constitutes a hazardous substance, toxic substance or pollutant (as such terms are defined by or pursuant to any Environmental Law) or (ii) is regulated or controlled as a hazardous substance, toxic substance, pollutant or other regulated or controlled material, substance or matter pursuant to any Environmental Law, or (iii) has been determined to have deleterious effects on human health.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

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“Indemnified Parties” has the meaning assigned in Section 5.19(a).

“Intellectual Property” has the meaning assigned in Section 4.2(q)(1).

“IRS” means the Internal Revenue Service.

“Joint Proxy Statement/Prospectus” has the meaning assigned in Section 5.6(a).

“Knowledge” means, (i) with respect to the Company, the actual knowledge after reasonable inquiry of Scott R. Silverman or William J. Caragol, and, (ii) with respect to Acquiror, the actual knowledge after reasonable inquiry of Scott R. Silverman or William J. Caragol.

“Liens” means any charge, mortgage, pledge, security interest, restriction, claim, lien, or encumbrance.

“Material Adverse Effect” means with respect to Acquiror, the Company, or the Surviving Corporation, respectively, any change, effect, event or occurrence that, individually or in the aggregate, has a material adverse effect on the financial position, results of operations, assets, properties, business, or prospects of Acquiror and its Subsidiaries, taken as a whole, the Company and its Subsidiaries, taken as a whole, or the Surviving Corporation and its subsidiaries, taken as a whole, as the case may be; provided that “Material Adverse Effect” shall not be deemed to include the effects of (i) any changes in GAAP that affect generally entities such as the Company or the Acquiror, (ii) general business or economic conditions or from general changes or developments affecting the industries in which the Company or the Acquiror operate in areas where the Company or the Acquiror does business directly or through its Subsidiaries, except to the extent that any such change has a disproportionate impact on the Company or its Subsidiaries or Acquiror or its Subsidiaries, (iii) financial, banking or securities markets in general (including any disruption thereof and any decline in the price of any security or any market index), (iv) any change in the trading price of the Company Common Stock or Acquiror Common Stock between the date hereof and the Effective Time, or (v) the announcement of this Agreement or the consummation of the transactions contemplated hereby, including compliance with the covenants set forth herein, or any action taken or omitted to be taken by (x) the Company at the written request or with the prior written consent of Acquiror or MergerCo or (y) Acquiror or MergerCo at the written request or with the prior written consent of the Company.

“Merger” has the meaning assigned in the Recitals of this Agreement.

“MergerCo” has the meaning assigned in the preamble to this Agreement.

“Merger Communication” has the meaning assigned in Section 8.13.

“Merger Consideration” has the meaning assigned in Section 3.1(c).

“NASDAQ” means the NASDAQ Stock Market, LLC.

“Patents” has the meaning assigned in Section 4.2(q)(1).

“Permitted Liens” means (a) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate Proceedings, (b) Liens arising under workers’ compensation, unemployment insurance, social security, retirement and similar legislation, (c) other statutory liens securing payments not yet due including builder, mechanic, warehousemen, materialmen, contractor, landlord, workmen, repairmen, and carrier Liens, (d) purchase money Liens and Liens securing rental payments under capital lease arrangements entered into in the ordinary course of business or necessary to meet production or other requirements for the fulfillment of customer contracts or orders, and (e) mortgages, or deeds of trust, security interests or other encumbrances on title related to indebtedness reflected on the consolidated financial statements of the Company or Acquiror.

“Person” means and includes an individual, bank, partnership, joint venture, limited liability company, corporation, trust, unincorporated organization and government or any department or agency thereof.

“Proceeding” means any claim, action, arbitration, audit, contest, hearing, investigation, litigation or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted, or heard by or before or otherwise involving, any court, administrative agency, other Governmental Authority or arbitrator.

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“Recommendation” has the meaning assigned in Section 5.4(b).

“Registration Statement” has the meaning assigned in Section 5.6(a).

“Representatives” has the meaning assigned in Section 5.3(a).

“Requisite Stockholder Vote” means in the case of the Company, the affirmative vote of holders of shares of a majority of the outstanding shares of Company Common Stock entitled to vote at the Company Stockholders Meeting, and in the case of Acquiror, the affirmative vote of the holders of a majority of the total shares of Acquiror Common Stock cast at the Acquiror Stockholders Meeting.

“Rights” means, with respect to any person, securities or obligations convertible into or exercisable or exchangeable for, or giving any person any right to subscribe for, redeem or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock of such person.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Securities Laws” means, collectively, the Securities Act, the Exchange Act, the Investment Advisors Act of 1940, the Investment Company Act of 1940, and any state securities and “blue sky” laws.

“Share” has the meaning assigned in Section 3.1(c).

“Software” has the meaning assigned in Section 4.2(q)(1).

“Subsidiary” means (1) when referring to subsidiaries of Acquiror: those subsidiaries set forth in Section 4.3(f) of the Acquiror Disclosure Schedule; and (2) when referring to subsidiaries of the Company: those subsidiaries set forth in Section 4.2(f) of the Company Disclosure Schedule.

“Substitute Option” has the meaning assigned in Section 3.3(a).

“Superior Proposal” has the meaning assigned in Section 5.3(c).

“Surviving Corporation” has the meaning assigned in Section 2.1.

“Tax Opinion” has the meaning assigned in Section 6.1(f).

“Taxes” shall mean (i) all taxes, charges, fees, duties (including customs duties), levies or other assessments, including income, gross receipts, net proceeds, ad valorem, turnover, real and personal property (tangible and intangible), sales, use, franchise, excise, value added, stamp, leasing, lease, user, transfer, fuel, excess profits, occupational, interest equalization, windfall profits, severance, license, payroll, environmental, capital stock, disability, employee’s income withholding, other withholding, unemployment and Social Security taxes, which are imposed by any Governmental Authority, and such term shall include any interest, penalties or additions to tax attributable thereto, and (ii) any liability of the Company, Acquiror, MergerCo or any Subsidiary for the payment of amounts determined by reference to amounts described in clause (i) as a result of being a member of an affiliated, consolidated, combined or unitary group.

“Tax Returns” means, collectively, all returns, declarations, reports, estimates, information returns and statements required to be filed under federal, state, local or any foreign tax laws.

“Trademarks” has the meaning assigned in Section 4.2(q)(1).

“Trade Secrets” has the meaning assigned in Section 4.2(q)(1).

“WARN” has the meaning assigned in Section 4.2(n)(3).

Section 1.2.  Interpretation.  When a reference is made in this Agreement to Recitals, Sections, Annexes or Schedules, such reference shall be to a Recital or Section of, or Annex or Schedule to, this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.” No rule against the

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draftsperson shall be applied in connection with the interpretation or enforcement of this Agreement. Whenever this Agreement shall require a party to take an action, such requirement shall be deemed to constitute an undertaking by such party to cause its Subsidiaries also to take such action.

ARTICLE 2.

THE MERGER

Section 2.1.  The Merger.  Upon the terms and subject to the conditions hereof, at the Effective Time and in accordance with the provisions of this Agreement and the DGCL, MergerCo shall be merged with and into the Company, whereupon the separate corporate existence of MergerCo shall cease, and the Company shall continue as the surviving corporation (the “Surviving Corporation”). From and after the Effective Time, the Surviving Corporation shall possess all the rights, privileges, immunities, powers and franchises, of a public as well as a private nature, of the Company and MergerCo, and be subject to all the liabilities, obligations and duties of the Company and MergerCo, all as more fully described in the DGCL.

Section 2.2.  Closing; Effective Time.  Unless this Agreement has been terminated pursuant to ARTICLE 7 and subject to the satisfaction or, when permissible, waiver of the conditions set forth in ARTICLE 6, the closing of the Merger (the “Closing”) shall take place at the offices of Holland & Knight LLP in Fort Lauderdale, Florida, as soon as practicable but in no event later than 3:00 p.m. EST time on the fourth Business Day after the date on which each of the conditions set forth in ARTICLE 6 has been satisfied or waived or at such other place, at such other time or on such other date as MergerCo and the Company may mutually agree. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.” At the Closing, MergerCo and the Company shall cause a certificate of merger for the Merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware in the form required by and executed in accordance with the applicable provisions of the DGCL. The Merger shall become effective as of the date and time of such filing or such other time after such filings as the parties hereto shall agree to in the Certificate of Merger (the “Effective Time”).

Section 2.3.  Certificate of Incorporation.  At the Effective Time, the Company Certificate shall be amended and restated to be the same as the Certificate of Incorporation of MergerCo, as in effect immediately prior to the Effective Time until thereafter amended as provided by the DGCL and such certificate of incorporation.

Section 2.4.  Bylaws.  At the Effective Time, the Company Bylaws shall be amended and restated to be identical to the bylaws of MergerCo, as in effect immediately prior to the Effective Time until thereafter amended in accordance with the terms thereof, the certificate of incorporation of the Surviving Corporation and the DGCL.

Section 2.5.  Directors and Officers.  The directors and officers of MergerCo immediately prior to the Effective Time shall become, from and after the Effective Time, the directors and officers of the Surviving Corporation, until their respective successors are duly elected or appointed, or until such person’s earlier death, resignation or removal.

Section 2.6.  Further Assurances.  At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company or MergerCo, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or MergerCo, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 2.7.  Effect of the Merger.  From and after the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and MergerCo shall vest in the Surviving Corporation, and all debts, liabilities, obligations,

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restrictions and duties of each of the Company and MergerCo shall, by operation of law, become the debts, liabilities, obligations, restrictions and duties of the Surviving Corporation.

Section 2.8.  Acquiror Name Change.  At the Effective Time, Acquiror shall file an amendment to its Certificate of Incorporation to change the name of Acquiror to “PositiveID Corporation.”

ARTICLE 3.

CONVERSION OF SHARES

Section 3.1.  Effect on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Acquiror, MergerCo or the holders of any of the following securities:

(a) Capital Stock of MergerCo.  Each share of common stock, par value $0.01 per share, of MergerCo issued and outstanding immediately prior to the Effective Time shall be canceled and shall be converted automatically into one share of common stock of the Surviving Corporation. Such share will constitute the only outstanding share of capital stock of the Surviving Corporation.

(b) Treasury Stock and Acquiror Owned Stock.  Each share of Company Common Stock or Right to acquire Company Common Stock that is owned or controlled by the Company or Acquiror shall automatically be canceled, retired and shall cease to exist without payment of any consideration thereof and without any conversion thereof.

(c) Conversion of Company Common Stock.  Each issued and outstanding share of Company Common Stock (including Shares subject to vesting or other restrictions (the “Company Restricted Stock”)) (each, a “Share”) shall be converted into and represent the right to receive, and will be exchangeable for, .5 shares (the “Common Stock Exchange Ratio”) of validly issued, fully paid and nonassessable shares of Acquiror Common Stock, subject to adjustment pursuant to Section 3.2 (the “Merger Consideration”).

(d) Appraisal Rights.  The parties hereto agree that, in accordance with Section 262 of the DGCL, in connection with the Merger no appraisal rights will be available to holders of shares of the Company Common Stock.

Section 3.2.  Adjustment of Merger Consideration.  If, after the date of this Agreement, but prior to the Effective Time, the shares of Acquiror Common Stock issued and outstanding shall, through a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in the capitalization of Acquiror (regardless of the method of effectuation of any of the foregoing, including by way of a merger or otherwise), increase or decrease in number or be changed into or exchanged for a different kind or number of securities, then the applicable Merger Consideration shall be appropriately adjusted to provide the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.

Section 3.3.  Treatment of Options and Warrants.

(a) Options.  All options to purchase shares of Company Common Stock (each, a “Company Stock Option”) outstanding, whether or not exercisable and whether or not vested, at the Effective Time, issued under any Company Stock Plan and any other plan or agreement pursuant to which Company Stock Options have been issued, in each case as such may have been amended, supplemented or modified, shall remain outstanding following the Effective Time. At the Effective Time, the Company Stock Options shall, by virtue of the Merger and without any further action on the part of the Company or the holder thereof, be assumed by Acquiror in such manner that Acquiror (i) is a corporation “assuming a stock option in a transaction to which Section 424(a) applies” within the meaning of Section 424 of the Code and the regulations thereunder or (ii) to the extent that Section 424 of the Code does not apply to any such Company Stock Options, would be such a corporation were Section 424 of the Code applicable to such Company Stock Options. From and after the Effective Time, all references to the Company in the Company Stock Option Plans and the applicable stock option agreements issued thereunder shall be deemed to refer to Acquiror, which shall have assumed the

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Company Stock Option Plans as of the Effective Time by virtue of this Agreement and without any further action. Each Company Stock Option assumed by Acquiror (each, a “Substitute Option”) shall be exercisable upon the same terms and conditions as under the applicable Company Stock Option Plan and the applicable option agreement issued thereunder, except that (A) each such Substitute Option shall be exercisable for, and represent the right to acquire, that whole number of shares of Acquiror Common Stock (rounded upward to the nearest whole share) equal to the number of shares of Company Common Stock subject to such Company Stock Option multiplied by the Common Stock Exchange Ratio; and (B) the option price per share of Acquiror Common Stock shall be an amount equal to the option price per share of Company Common Stock subject to such Company Stock Option in effect immediately prior to the Effective Time divided by the Common Stock Exchange Ratio (the option price per share, as so determined, being rounded upward to the nearest whole cent). Such Substitute Option shall otherwise be subject to the same terms and conditions as such Company Stock Option.

(b) Warrants.  Except as set forth on Schedule 3.3(b), each of the then outstanding warrants, if any, to purchase shares of Company Common Stock (each, a “Company Warrant”) will, by virtue of the Merger, and without any further action on the part of any holder thereof, be converted into a warrant (a “Converted Company Warrant”) to purchase that number of shares of Acquiror Common Stock determined by multiplying the number of shares of Company Common Stock subject to such Company Warrant at the Effective Time by the Common Stock Exchange Ratio, at an exercise price per share of Acquiror Common Stock equal to the exercise price per share of such Company Warrant immediately prior to the Effective Time divided by the Common Stock Exchange Ratio, rounded up to the nearest whole cent. If the foregoing calculation results in a Converted Company Warrant being exercisable for a fraction of a share of Acquiror Common Stock, then the number of shares of Acquiror Common Stock subject to such warrant will be rounded up to the nearest whole number of shares. The terms and conditions of each Converted Company Warrant will otherwise remain as set forth in the Company Warrant converted into such Converted Company Warrant. Notwithstanding anything herein to the contrary, the adjustment provided for in this Section 3.3(b) with respect to all warrants will be and is intended to be effected in a manner that is consistent with Section 424(a) of the Code and, to the extent applicable, Q&A-18(d) of Notice 2005-1.

Section 3.4.  Payment for Company Stock.

(a) Exchange Agent.  Not less than three (3) Business Days prior to the Closing Date, Acquiror shall designate a bank or trust company reasonably acceptable to the Company to act as exchange agent in connection with the Merger (the “Exchange Agent”) for the purpose of exchanging certificates that immediately prior to the Effective Time represented shares of Company Common Stock for the applicable Merger Consideration. At or prior to the Effective Time, Acquiror shall deposit with the Exchange Agent, for the benefit of the holders of Company Common Stock, certificates or, at Acquiror’s option, evidence of shares in book-entry form, representing shares of Acquiror Common Stock in such denominations as the Exchange Agent may reasonably specify. Such certificates (or evidence of book-entry form, as the case may be) for shares of Acquiror Common Stock so deposited, together with any dividends or distributions with respect thereto, are hereinafter referred to as the ‘‘Exchange Fund.”

(b) Exchange.

(1) As soon as reasonably practicable after the Effective Time but no later than fourteen (14) days thereafter, the Surviving Corporation shall cause to be mailed to each record holder, as of the Effective Time, of shares of Company Common Stock, (i) a letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the certificates shall pass, only upon proper delivery of the certificates to the Exchange Agent) and (ii) instructions for use of the letter of transmittal in effecting the surrender of the certificates for payment of the applicable Merger Consideration therefor.

(2) In effecting the payment and delivery of the applicable Merger Consideration in respect of Shares entitled to the applicable Merger Consideration pursuant to Section 3.1, upon the surrender of such Shares, the Exchange Agent shall deliver the number of whole shares of Acquiror Common Stock represented by such holder’s properly surrendered certificates that such Shares are entitled to receive as Merger Consideration in accordance with this ARTICLE 3. Upon such delivery, such Shares so surrendered shall forthwith be canceled.

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(3) If Acquiror Common Stock is to be remitted to a Person other than that in which the certificate for Shares surrendered for exchange is registered, it shall be a condition of such delivery: (a) that the certificate so surrendered shall be properly endorsed, with signature guaranteed or otherwise in proper form for transfer, and (b) the Person requesting such delivery shall pay to the Exchange Agent any transfer or other taxes required by reason of the delivery to a Person, other than that of the registered holder of the certificate surrendered, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not applicable.

(4) Until surrendered in accordance with the provisions of this Section 3.4, each certificate shall, after the Effective Time, represent for all purposes only the right to receive upon such surrender, the applicable Merger Consideration applicable thereto, without any interest thereon, subject to any required withholding Taxes, the delivery of which shall be deemed to be the satisfaction in full of all rights pertaining to the shares of Company Common Stock exchanged in the Merger.

(5) The stock transfer books of the Company shall be closed immediately upon the Effective Time and there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of the Company. On or after the Effective Time, any certificates presented to the Exchange Agent or the Surviving Corporation for any reason shall be cancelled and exchanged into the applicable Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby.

(c) No Issuance of Fractional Shares.  No certificate or scrip representing fractional Acquiror Common Stock shall be issued upon the surrender of certificates formerly representing Company Common Stock or otherwise in the Merger, and in lieu thereof, any fractional Acquiror Common Stock shall be rounded up to the nearest whole share of Acquiror Common Stock; provided that, prior to applying the preceding sentence with respect to any holder of Company Common Stock, all Company Common Stock held by such holder shall be aggregated, taking into account all certificates formerly representing Company Common Stock delivered by such holder and the aggregate number of Company Common Stock represented thereby, and after giving effect to the exercise of any Company Stock Options or Company Warrants to be exercised by such holder in connection with the Closing.

(d) Lost Certificates.  If any certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and, if required by Acquiror, the posting by such Person of a bond in such reasonable amount as Acquiror may direct as indemnity against any claim that may be made against it with respect to such certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed certificate the applicable Merger Consideration with respect to the Shares formerly represented thereby, pursuant to this Agreement.

(e) Distributions With Respect to Unexchanged Shares.  No dividends or other distributions with respect to shares of Acquiror Common Stock issuable with respect to the shares of Company Common Stock shall be paid to the holder of any unsurrendered certificates until those certificates are surrendered as provided in this ARTICLE 3. Upon surrender, there shall be issued and/or paid to the holder of the shares of Acquiror Common Stock issued in exchange therefor, without interest, (i) at the time of surrender, the dividends or other distributions payable with respect to those shares of Acquiror Common Stock with a record date on or after the date of the Effective Time and a payment date on or prior to the date of this surrender and not previously paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to those shares of Acquiror Common Stock with a record date on or after the date of the Effective Time but with a payment date subsequent to surrender.

(f) Termination of Exchange Fund.  Any portion of the Exchange Fund which remains undistributed to the stockholders of the Company for eighteen months after the Effective Time shall be delivered to Acquiror, upon demand, and any holders of Shares prior to the Merger who have not theretofore complied with ARTICLE 3 shall thereafter look only to Acquiror for payment and delivery of the Merger Consideration, for unexchanged Shares to which such holders may be entitled.

(g) No Liability.  None of Acquiror, MergerCo, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any portion of the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

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(h) Withholding.  Acquiror and the Exchange Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Acquiror or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by Acquiror or the Exchange Agent.

ARTICLE 4.

REPRESENTATIONS AND WARRANTIES OF
THE COMPANY, ACQUIROR AND MERGERCO

Section 4.1.  Disclosure Schedules.  On or prior to the date hereof, the Company has delivered to Acquiror a schedule setting forth, among other things, items the disclosure of which is necessary or appropriate either: (i) in response to an express informational requirement contained in or requested by a provision hereof, or (ii) as an exception to one or more representations or warranties contained in Section 4.2 or to one or more of its covenants contained in ARTICLE 5 (the “Company Disclosure Schedule”). On or prior to the date hereof, Acquiror has delivered to the Company, a schedule setting forth, among other things, items the disclosure of which is necessary or appropriate either: (i) in response to an express informational requirement contained in or requested by a provision hereof, or (ii) as an exception to one or more representations or warranties contained in Section 4.3 or to one or more of its covenants contained in ARTICLE 5 (the “Acquiror Disclosure Schedule”). The inclusion of an item in either the Company Disclosure Schedule or the Acquiror Disclosure Schedule as an exception to a representation or warranty or covenant shall not be deemed an admission by a party that such item (or any undisclosed item or information of comparable or greater significance) represents a material exception or fact, event or circumstance with respect to the Company, Acquiror or MergerCo, respectively.

Section 4.2.  Representations and Warranties of the Company.  Except as set forth in the Company Disclosure Schedule or as set forth in the Company SEC Documents, the Company hereby represents and warrants to Acquiror and MergerCo as follows:

(a) Organization, Standing and Authority.  The Company is a corporation, duly organized, validly existing and in good standing under the laws of the State of Delaware, and is duly qualified or licensed to do business and is in good standing in all jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified or licensed, except for those jurisdictions in which failure to do so has not, or could not reasonably be expected to have a Material Adverse Effect.

(b) Corporate Power.  The Company and each of its Subsidiaries has all requisite corporate power and authority to own, lease and operate their respective properties and to carry on their respective businesses as they are now being owned, leased, operated and conducted.

(c) Corporate Authority.

(1) The Company has the requisite corporate power and authority necessary to authorize the execution and delivery of, and performance of its obligations under, this Agreement and, subject to receipt of the Requisite Stockholder Vote to approve this Agreement, to consummate the transactions contemplated by this Agreement. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Company Board. This Agreement has been duly and validly executed and delivered by the Company and is a valid and legally binding obligation of the Company, enforceable in accordance with its terms, subject only to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability related to or affecting creditors’ rights and to general principles of equity.

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(2) The Company Special Committee has (i) determined that the Merger is advisable, fair to and in the best interests of the Company and its stockholders, and (ii) recommended that the Company Board approve this Agreement.

(3) The Company Board, based on the recommendation of the Company Special Committee, has (i) determined that the Merger is advisable, fair to and in the best interests of the Company and its stockholders, (ii) approved and adopted this Agreement and declared its advisability and approved the Merger and the other transactions contemplated by this Agreement, and (iii) recommended that the stockholders of the Company approve and adopt this Agreement.

(d) Regulatory Filings; Consents; No Defaults.

(1) No consents, approvals, orders or authorizations of, or filings, registrations, declarations or qualifications with, any Governmental Authority are required to be made or obtained by the Company in connection with the execution, delivery or performance by the Company of this Agreement, or to consummate the Merger, except for: (A) those required under the HSR Act, if any; (B) the filing and declaration of effectiveness of the Registration Statement and the Joint Proxy Statement/Prospectus and compliance with the Exchange Act or Securities Act; and (C) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business. As of the date hereof, the Company has no Knowledge of any reason why the approvals of all Governmental Authorities necessary to permit consummation of the transactions contemplated by this Agreement will not be received.

(2) Subject to the Requisite Stockholder Vote of the Company, no consent by or approval or authorization of or notice to any other Person (other than a Governmental Authority) is required, whether under any license or other Contract or otherwise.

(3) Subject to the Requisite Stockholder Vote of the Company, the receipt of the approvals and consents referred to in Section 4.2(d)(1) and Section 4.2(d)(2), the expiration of applicable waiting periods and the making of required filings under Securities Laws, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not: (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies, any right of termination (with or without the giving of notice, passage of time or both) or any put or call right under, any law, rule or regulation or any judgment, decree, order, governmental or nongovernmental permit or license, or Contract of the Company or of any of its Subsidiaries or to which the Company or any of its Subsidiaries or its or their properties is subject or bound, (B) constitute a breach or violation of, or a default under, the Company Certificate or the Company Bylaws or similar governing documents of any of its Subsidiaries, or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental or nongovernmental permit or license or Contract, except, in the case of clauses (A), (B) and (C), for any such conflict, violation, breach, default, loss, right, consent or approval or other occurrence which would not, or would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(e) Company Stock.  The authorized capital stock of the Company consists of: (i) 80,000,000 shares of Company Common Stock, and (ii) 5,000,000 shares of preferred stock (“Company Preferred Stock”). As of September 4, 2009, (a) 9,596,398 shares of Company Common Stock were issued and outstanding, (b) no shares of Company Preferred Stock were issued and outstanding, (c) 8,300,000 shares of Company Common Stock were reserved for issuance upon the exercise of options issued or issuable under the Company Stock Plans, (d) 1,146,573 shares of Company Common Stock were reserved for issuance under stock options granted outside of the Company Stock Plans, (e) 1,241,334 shares of Company Common Stock were reserved for issuance under Company Warrants, (f) 2,098,485 shares of Company Common Stock were reserved for issuance under the terms of convertible promissory notes, and (g) no shares of Company Common Stock were held in treasury. All of the outstanding shares of capital stock of the Company and each Subsidiary (i) have been duly authorized, validly issued, and are fully paid and nonassessable, (ii) are, and when issued were, free of preemptive or similar rights and (iii) are owned (legally and beneficially) free and clear of any and all Liens, encumbrances, equities, and restrictions on transferability (other than those imposed by the Securities Act and the state securities or “Blue Sky” Laws) or voting. As of the date hereof, other than the Company

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Stock Options and the Company Warrants, there are no shares of Company Common Stock authorized and reserved for issuance, the Company does not have any Rights issued or outstanding with respect to Company Stock, and the Company does not have any commitment to authorize, issue or sell any Company Stock or Rights, except pursuant to this Agreement. Section 4.2(e) of the Company Disclosure Schedule sets forth a list of the holders of outstanding Company Stock Options and Company Warrants, the date that each such Company Stock Option or Company Warrant was granted, the number of shares of Company Common Stock subject to each such Company Stock Option or Company Warrant, the vesting schedule and expiration date of each such Company Stock Option or Company Warrant and the price at which each such Company Stock Option or Company Warrant may be exercised. Except as set forth in Section 4.2(e) of the Company Disclosure Schedule, no options, warrants or other rights to purchase from the Company or any Subsidiary, agreements or other obligations of the Company or any Subsidiary to issue or other rights to convert any obligation into, or exchange any securities for, shares of capital stock of or ownership interests in the Company or any Subsidiary are outstanding; and, there is no agreement, understanding or arrangement among the Company or any Subsidiary and each of their respective stockholders or members or any other Person relating to the ownership or disposition of any capital stock of the Company or any Subsidiary or the election of directors or managers of the Company or any Subsidiary or the governance of the Company’s or any Subsidiary’s affairs, and such agreements, understandings and arrangements, if any, will not be breached or violated as a result of the execution and delivery of, or the consummation of the transactions contemplated by this Agreement.

(f) Subsidiaries.  Set forth in Section 4.2(f) of the Company Disclosure Schedule is a list of all of the Company’s direct and indirect subsidiaries, including the states or countries in which such subsidiaries are organized, and if any of such subsidiaries is not wholly-owned by the Company or one of its subsidiaries, the percentage owned by the Company or any such subsidiary and the names and percentage ownership by any other Person. No equity securities of any of the Company’s subsidiaries are or may become required to be issued, transferred or otherwise disposed of (other than to the Company or a wholly-owned subsidiary of the Company) by reason of any Rights with respect thereto. There are no Contracts by which any of the Company’s Subsidiaries is or may be bound to sell or otherwise issue any shares of its capital stock, and there are no Contracts relating to the rights or obligations of the Company to vote or to dispose of such shares. All of the shares of capital stock of each of the Company’s Subsidiaries are fully paid and nonassessable and subject to no subscriptive or preemptive rights or Rights and are owned by the Company or a Company Subsidiary free and clear of any Liens.

(g) SEC Documents, Financial Statements.

(1) Since August 1, 2008, the Company has filed all reports, registrations, and statements it was required to file with the SEC under the Securities Act, or under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, including, but not limited to the Company’s Annual Reports on Form 10-K, Forms 10-Q, Form 8-K, registration statements, definitive proxy statements, and information statements (collectively, the “Company SEC Documents”). The Company has provided or made available via EDGAR to Acquiror copies of the Company SEC Documents, each in the form (including exhibits and any amendments thereto) filed with the SEC (or, if not so filed, in the form used or circulated). As of their respective dates (and without giving effect to any amendments or modifications filed after the date of this Agreement) each of the Company SEC Documents, including the Company Financial Statements, exhibits and schedules thereto, filed or circulated prior to the date hereof complied (and each of the Company SEC Documents filed prior to the Merger will comply) as to form with applicable Securities Laws and did not (or in the case of reports, statements, or circulars filed after the date of this Agreement, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(2) Each of the Company’s consolidated statements of financial condition or balance sheets included in or incorporated by reference into the Company SEC Documents, including the related notes and schedules, fairly presented (or, in the case of Company SEC Documents filed after the date of this Agreement, will fairly present) the consolidated financial condition of the Company and its Subsidiaries as of the date of such statement of financial condition or balance sheet and each of the consolidated statements of income, cash

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flows and changes in stockholders’ equity included in or incorporated by reference into Company SEC Documents, including any related notes and schedules (collectively, the foregoing financial statements and related notes and schedules are referred to as the “Company Financial Statements”), fairly presented (or, in the case of Company SEC Documents filed after the date of this Agreement and prior to the Merger, will fairly present) the consolidated results of operations, cash flows and stockholders’ equity, as the case may be, of the Company and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to normal year-end audit adjustments), in each case in accordance with GAAP consistently applied during the periods involved (except as may be noted therein and except that such unaudited statements include no notes).

(3) Except as set forth in Section 4.2(g) of the Company Disclosure Schedule or on the Company Financial Statements, none of the Company or any of its Subsidiaries has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) whether or not required to be recorded or reflected by GAAP to be set forth on a consolidated balance sheet of the Company and its consolidated subsidiaries or in the notes thereto, other than liabilities or obligations incurred in the ordinary course of business consistent with past practice since the date of the most recent Company Financial Statements included in the Company SEC Documents.

(h) Absence of Certain Changes.  Except as set forth in Section 4.2(h) of the Company Disclosure Schedule, since June 30, 2009, the business of the Company and its Subsidiaries has been conducted in the ordinary course, consistent with past practice, and there has not been:

(1) any event, occurrence, development or state of circumstances or facts which has had or is reasonably likely to have a Material Adverse Effect on the Company and any of its Subsidiaries;

(2) any material event, occurrence, development or state of circumstances;

(3) any damage, destruction or loss to any assets or properties (whether or not covered by insurance) of the Company or any of its Subsidiaries;

(4) any obligation or any Contract entered into which either (i) required a payment by any party in excess of, or a series of payments which in the aggregate exceed, $25,000 or provides for the delivery of goods or performance of services, or any combination thereof, having a value in excess of $25,000 or (ii) has a term, or requires the performance of any obligations by the Company or any Subsidiary over a period, in excess of six months;

(5) any sales, transfers, conveyances, assignments or other dispositions of any assets or properties of the Company or any of its Subsidiaries, except sales of inventory in the ordinary course of business;

(6) any waiver, release or cancellation of any claims against third parties or debts owing to the Company or any of its Subsidiaries, or any rights which have any value;

(7) any transaction with an Affiliate of any stockholder or any member of the Company or any of its Subsidiaries;

(8) any authorization for issuance, sale, delivery or agreement or commitment to issue, sell or deliver (whether through the issuance or granting of options, warrants, convertible or exchangeable securities, commitments, subscriptions, rights to purchase or otherwise) any membership interests, shares of its capital stock or any other securities;

(9) any amendment of any term of any outstanding security of the Company or any of its Subsidiaries or to the Company or any of its Subsidiaries’ certificate of incorporation or bylaws (or similar governing documents);

(10) any (A) incurrence, assumption or guarantee by the Company or any of its Subsidiaries of any indebtedness for borrowed money, or (B) assumption, guarantee, endorsement or otherwise by the Company of any obligations of any other Person, in each case, other than in the ordinary course of business consistent with past practices;

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(11) any creation or assumption by the Company or any of its Subsidiaries of any Lien on any asset other than in the ordinary course of business consistent with past practices, other than a Permitted Lien;

(12) any capital expenditures authorized or made which individually or in the aggregate are in excess of $25,000;

(13) any declaration or payment of any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of the Company’s or any of its Subsidiaries capital stock or membership interests, or redemption or acquisition of any securities of the Company or any of its Subsidiaries;

(14) any making of any loans, advances or capital contributions to, or investments in, any other Person;

(15) any making of any Tax election or any settlement or compromise of any federal, state, local or foreign Tax liability, or waiver or extension of the statute of limitations in respect of any such Taxes;

(16) any change in any accounting policies or practices by the Company or any of its Subsidiaries except as required by GAAP; or

(17) any (A) employment, deferred compensation, severance, retirement or other similar agreement entered into with any director, officer, consultant, partner or employee of the Company or any of its Subsidiaries (or any amendment to any such existing agreement), (B) grant or agreement to grant any severance or termination pay to any director, officer, consultant, partner or employee of the Company or any of its Subsidiaries, or (C) change in compensation or other benefits payable to any director, officer, consultant, partner or employee of the Company or any of its Subsidiaries, except, in each case, in the ordinary course of business, or as required by Contract or applicable law with respect to employees of the Company or any of its Subsidiaries.

(i) Contracts.

(1) Except for this Agreement and except for Contracts filed in unredacted form as exhibits to the Company SEC Documents, none of the Company or its Subsidiaries is a party to or bound by any Contract: (i) that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act; (ii) containing covenants binding upon the Company or its Subsidiaries that restrict the ability of the Company or any of its Subsidiaries (or which, following the consummation of the Merger, would materially restrict the ability of the Surviving Corporation or its Affiliates) to compete in any business or geographic area; or (iii) that would prevent, materially delay or materially impede the Company’s ability to consummate the Merger or the other transactions contemplated by this Agreement. Each such Contract described in clauses (i) through (iii) is referred to herein as a “Company Material Contract”.

(2) Each of the Company Material Contracts is valid and binding on the Company or its Subsidiaries, as the case may be, and, to the Company’s Knowledge, each other party thereto and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as would not, or would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. There is no default under any Company Material Contract by the Company or its Subsidiaries and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or its Subsidiaries, in each case except as would not, or would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(j) Compliance with Laws.  Each of the Company and its Subsidiaries:

(1) is in compliance in all material respects with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to the conduct of its businesses or to the employees conducting such businesses;

(2) has all material permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to

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permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and are current and, to the Company’s Knowledge, no suspension or cancellation of any of them is threatened or is reasonably likely and all such filings, applications and registrations are current;

(3) has received, since August 1, 2008, no written notification or communication (or, to the Knowledge of the Company, any other communication) from any Governmental Authority (A) asserting non-compliance with any of the statutes, regulations, rules or ordinances of such Governmental Authority, (B) threatening any material penalty or to revoke any license, franchise, permit, or governmental authorization, (C) requiring any of them (including any of the Company’s or its Subsidiaries’ directors or controlling persons) to enter into a cease and desist order, agreement, or memorandum of understanding (or requiring the board of directors thereof to adopt any resolution or policy), or (D) restricting or disqualifying their activities;

(4) to the Company’s Knowledge, is not aware of any pending or threatened investigation, review or disciplinary Proceedings by any Governmental Authority against the Company, any of its Subsidiaries or any officer, director or employee thereof;

(5) in the conduct of its business with respect to employee benefit plans subject to Title I of ERISA, has not (A) breached any applicable fiduciary duty under Part 4 of Title I of ERISA which would subject it to material liability under Sections 405 or 409 of ERISA or (B) engaged in a “prohibited transaction” within the meaning of Section 406 of ERISA or Section 4975(c) of the Code which would subject it to material liability or Taxes under Sections 409 or 502(i) of ERISA or Section 4975(a) of the Code;

(6) since August 1, 2008, has timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that were required to be filed under any applicable law, regulation or rule, with any applicable Governmental Authority (the “Company Reports”). As of their respective dates, the Company Reports complied with the applicable statutes, rules, regulations and orders enforced or promulgated by the regulatory authority with which they were filed.

(k) Properties.  Except as may be reflected in the Company’s Financial Statements dated before the date hereof, the Company and its Subsidiaries have good and marketable title, free and clear of all Liens (other than Permitted Liens) to all of the material properties and assets, tangible or intangible, reflected in such Company Financial Statements as being owned by the Company and its Subsidiaries as of the dates thereof. To the Company’s Knowledge, all buildings and all the material fixtures, equipment, and other property and assets held under leases or subleases by any of the Company and its Subsidiaries are held under valid leases or subleases, enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and to general principles of equity). Set forth in Section 4.2(k) of the Company Disclosure Schedule is a list of any and all real estate owned or leased by it or a Company Subsidiary as of the date hereof.

(l) Taxes.

(1) Except as set forth in Section 4.2(l) of the Company Disclosure Schedule, the Company and each of its Subsidiaries have timely filed in a complete and correct manner all Tax Returns that they were required to file, other than any Tax Returns the failure to complete correctly or to file would not, individually or in the aggregate, have a Material Adverse Effect. The Company and each of its Subsidiaries have paid all Taxes due, other than Taxes adequate reserves for which have been made in the Company Financial Statements and Taxes the failure to pay would not, individually or in the aggregate, have a Material Adverse Effect.

(2) There are no claims or assessments pending against the Company or any of its Subsidiaries for any alleged deficiency in any Tax, and neither the Company nor any of its Subsidiaries has been notified in writing of any proposed Tax claims or assessments against the Company or any of its Subsidiaries (other than, in each case, claims or assessments for which adequate reserves in the Company Financial Statements have been established and claims or assessments which would not, individually or in the aggregate, have a Material Adverse Effect).

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(3) There are no Liens on any of the assets or properties of the Company or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, except for statutory liens for current Taxes not yet due and payable (and except for Liens which would not, individually or in the aggregate, have a Material Adverse Effect).

(4) Neither the Company nor any of its Subsidiaries (x) is bound by any Tax allocation or Tax sharing agreement with a Person other than Acquiror which applies to U.S. federal or state income Taxes, or (y) has any liabilities under any Tax allocation or Tax sharing agreement (except for any liabilities which would not, individually or in the aggregate, have a Material Adverse Effect).

(m) Litigation.

(1) There are no Proceedings pending or, to the Company’s Knowledge, threatened, against or affecting the Company or any Subsidiary or any of their respective officers, directors, managers, employees, agents, members, or stockholders thereof in their capacity as such, or any of the properties or businesses of the Company or any Subsidiary, and neither the Company nor any Subsidiary is aware of any facts or circumstances which may give rise to any of the foregoing.

(2) There are no claims, actions, suits, proceedings or investigations pending or, to the Company’s Knowledge, threatened, by or against the Company or any Subsidiary with respect to this Agreement, or in connection with the transactions contemplated hereby or thereby, and neither the Company nor any Subsidiary has any reason to believe there is a valid basis for any such claim, action, suit, proceeding, or investigation.

(n) Employees; Labor Matters.

(1) Each of the Company and its Subsidiaries is in compliance in all material respects with all currently applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including any such laws respecting employment discrimination, harassment, disability rights or benefits, equal opportunity, plant closure issues, affirmative action, workers’ compensation, employee benefits, severance payments, labor relations, employee leave issues, wage and hour standards, occupational safety and health requirements and unemployment insurance and related matters. None of the Company or any of its Subsidiaries is engaged in any unfair labor practice and there is no unfair labor practice complaint pending or threatened against the Company or any of its Subsidiaries before the National Labor Relations Board. There are no charges or complaints against the Company or any of its Subsidiaries pending or, to the Company’s Knowledge, threatened in writing alleging sexual or other harassment, or other discrimination or improper employment practices, by the Company, any of its Subsidiaries or by any of their employees, agents or representatives.

(2) Neither the Company nor any of its Subsidiaries is a party to, or is bound by, any collective bargaining agreement, Contract or other agreement or understanding with any labor union or organization, nor has it agreed to recognize any union or other collective bargaining unit, nor has any union or other collective bargaining unit been certified, or is seeking certification, as representing any of the employees of the Company or any of its Subsidiaries.

(3) The Company and its Subsidiaries are and have been in substantial compliance with all notice and other requirements under the Worker Adjustment and Retaining Notification (“WARN”) or similar state statute. None of the employees of the Company or its Subsidiaries have suffered an “employment loss” (as defined in WARN) during the 90-day period prior to the execution of this Agreement.

(o) Employee Benefit Plans.

(1) Set forth in Section 4.2(o) of the Company Disclosure Schedule is a complete list of each employee or director benefit plan, arrangement or agreement, whether or not written, including without limitation any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or material fringe benefit plan, program or agreement that is sponsored, maintained or contributed to by the Company or any of its Subsidiaries, or with respect to which the Company has or

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reasonably could incur any liability, for the benefit of current or former employees or directors or their beneficiaries (the “Company Benefit Plans”).

(2) The Company has heretofore made available to Acquiror (A) true and complete copies of each of the Company Benefit Plans (or written explanations of any unwritten Company Benefit Plans) as in effect on the date hereof and amendments thereto, including summary plan descriptions; (B) the three most recent Annual Reports (Form 5500 Series) and accompanying schedules, if any; and (C) the most recent determination or opinion letter from the IRS (if applicable) for such Company Benefit Plan.

(3) With respect to each Company Benefit Plan, the Company and its Subsidiaries have complied, and are now in compliance, in all material respects with all provisions of ERISA, the Code and all laws and regulations applicable to such Company Benefit Plans and each Company Benefit Plan has been administered in all material respects in accordance with its terms. The IRS has issued a favorable determination or opinion letter with respect to each Company Benefit Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code that has not been revoked, and, to the Company’s Knowledge, no circumstances exist and no events have occurred that could reasonably be expected to adversely affect the qualified status of any such plan or the related trust (except for changes in applicable law for which the remedial amendment period has not yet expired). No Company Benefit Plan is intended to meet the requirements of Code Section 501(c)(9).

(4) All contributions required to be made by the Company to any Company Benefit Plan by applicable law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Plan, for any period through the date hereof have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been reflected on the Company Financial Statements. Each Company Benefit Plan, if any, that is an employee welfare benefit plan under Section 3(1) of ERISA is either (A) funded through an insurance company Contract and is not a “welfare benefit fund” within the meaning of Section 419 of the Code or (B) unfunded.

(5) There is no pending or, to the Company’s Knowledge, threatened Proceedings relating to the Company Benefit Plans. Neither the Company nor any of its Subsidiaries has engaged in a transaction with respect to any Company Benefit Plan that would subject the Company or any of its Subsidiaries to a material tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA.

(6) No Company Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, and neither the Company nor any of its Subsidiaries has contributed or been obligated to contribute to a “multiemployer plan” (as defined in Section 3(37) of ERISA) or a plan that has two or more contributing, but unrelated, sponsors and that is subject to Title IV of ERISA at any time on or after December 31, 1994. No liability under Subtitle C or D of Title IV of ERISA has been or is reasonably expected to be incurred by the Company or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single-employer plan,” within the meaning of Section 4001 of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the Code (a “Company ERISA Affiliate”). No notice of a “reportable event,” within the meaning of Section 4043 of ERISA, for which the 30-day reporting requirement has not been waived has been required to be filed for any Company Benefit Plan or, to the Company’s Knowledge, by any Company ERISA Affiliate. Neither the Company nor any of its Subsidiaries or Company ERISA Affiliates has provided, or is required to provide, security to any Company Benefit Plan or any single-employer plan of a Company ERISA Affiliate.

(7) Neither the Company nor any of its Subsidiaries has any obligation for retiree health, life or other welfare benefits, except for benefits and coverage required by applicable law, including, without limitation, Section 4980B of the Code and Part 6 of Title I of ERISA. There are no restrictions on the rights of the Company or any of its Subsidiaries to amend or terminate any such plan (other than reasonable and customary advance notice and consent requirements and administrative expenses) without incurring any liability thereunder.

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(8) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either standing alone or in conjunction with any other event) will (A) except as to the Persons listed in Section 4.2(o) of the Company Disclosure Schedule, result in any payment (including severance, unemployment compensation, “excess parachute” (within the meaning of Section 4999 of the Code), forgiveness of indebtedness or otherwise) becoming due to any director or any employee of the Company or any of its Subsidiaries under any Company Benefit Plan, (B) increase any benefits otherwise payable under any Company Benefit Plan, (C) result in any acceleration of the time of payment or vesting of any such benefit, or (D) affect in any way the ability to amend, terminate, merge or administer any Company Benefit Plan.

(9) The Company does not maintain a Company Benefit Plan or other arrangement that is subject to Section 409A of the Code, and each Company Benefit Plan that is a nonqualified deferred compensation plan subject to Section 409A of the Code has been operated and administered in good faith compliance with Section 409A of the Code since January 1, 2005.

(10) The Company has not granted any awards intended to constitute performance-based compensation not subject to the deduction limit under Section 162(m) of the Code.

(p) Environmental Matters.  The Company and its Subsidiaries have complied in all respects with applicable Environmental Laws; no property (including buildings and any other structures) currently owned or operated by the Company or any of its Subsidiaries or in which the Company or any of its Subsidiaries (whether as fiduciary or otherwise) has a Lien, is being or, to the Company’s Knowledge, has been contaminated with, or has had any release of, any Hazardous Substance in such form or substance so as to create any liability for the Company or any of its Subsidiaries; the Company and any of its Subsidiaries are not subject to liability for any Hazardous Substance disposal or contamination on any other third-party property; within the last six years, the Company and any of its Subsidiaries have not received any written notice, demand letter, claim or request for information alleging any violation of, or liability of the Company or any of its Subsidiaries under, any Environmental Law; the Company and any of its Subsidiaries are not subject to any written order, decree, injunction or other agreement with any Governmental Authority or any third party relating to any Environmental Law; the Company and any of its Subsidiaries are not aware of or do not have any Knowledge of any facts that could lead to liability for handling or disposal of Hazardous Substances involving the Company or any of its Subsidiaries, any currently owned or operated property (whether as fiduciary or otherwise), or any reasonably likely liability related to any Lien held by the Company or any of its Subsidiaries; and the Company and any of its Subsidiaries have made available to Acquiror copies of all environmental reports, studies, sampling data, correspondence, filings and other environmental information in its possession or reasonably available to it relating to the Company or any of its Subsidiaries or any currently or formerly owned or operated property or any property in which the Company or any of its Subsidiaries (whether as fiduciary or otherwise) has held a Lien.

(q) Intellectual Property.

(1) The Company and its Subsidiaries have a valid right to use all trademarks, service marks, trade names, Internet domain names, designs, logos, slogans, trade dress, trade names, corporate names and other source identifiers, and rights or general intangibles of like nature (collectively, “Trademarks”); Software (as defined below); technology, trade secrets and other confidential information, know-how, proprietary processes, formulae, formulations, algorithms, databases, models, and methodologies (collectively, “Trade Secrets”) used in the Company’s and each Subsidiary’s business as currently conducted, except where the failure to do so would not constitute a Material Adverse Effect. The Company or its Subsidiaries either (i) own or have the valid right to use all patents, patent applications and invention registrations of any kind (“Patents”), Trademarks, and registered and unregistered copyrights, and registrations and applications thereof (“Copyrights”) necessary for the conduct of the Company’s and each of its Subsidiaries’ businesses as currently conducted, except where the failure to do so would not constitute a Material Adverse Effect, and/or (ii) are validly licensed or authorized under third-party Patents, Trademarks, Trade Secrets and Copyrights necessary for the same. As used in this Agreement, the term “Intellectual Property” means Patents, Copyrights, Trademarks, applications, applications for registration and registrations for any of the foregoing, and Trade

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Secrets; the term “Company License Agreements” means any agreements granting any right to use or practice any rights under any Intellectual Property (except for such agreements for Software already installed by the manufacturer before purchase on computers purchased by the Company or its Subsidiaries, shrink-wrap or click-wrap software or other off-the-shelf products that are generally available for less than $10,000), and any written settlements relating to any Intellectual Property, to which the Company or any of its Subsidiaries is a party or otherwise bound; and the term “Software” means any and all computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code.

(2) Section 4.2(q)(2) of the Company Disclosure Schedule sets forth, for the Intellectual Property owned and maintained by the Company and its Subsidiaries, a complete and accurate list of all U.S. and foreign (1) Patents and patent applications; (2) issued and pending Trademark registrations (including Internet domain name registrations for domains on which any Company or any Subsidiary website is located) and applications, and unregistered Trademarks; (3) copyright registrations and applications, and material unregistered Copyrights, and (4) material Trade Secrets, indicating for each item of registered Intellectual Property and for each application to register Intellectual Property, the person or entity in whose name the registration is held, the applicable jurisdiction, registration number (or application number), date issued (or date filed) and current status. Section 4.2(q)(2) of the Company Disclosure Schedule sets forth a complete and accurate list of all third party Software that is incorporated in any Software sold, licensed, leased or otherwise distributed by or used in the course of rendering services offered by the Company or any of its Subsidiaries, indicating for each the title and owner/licensor of the Software.

(3) All Intellectual Property owned by the Company and its Subsidiaries is free and clear of all Liens.

(4) The Patents, Trademarks, Copyrights and Trade Secrets listed in Section 4.2(q)(2) of the Company Disclosure Schedule are owned by the Company or a Subsidiary and are valid and enforceable, in full force and effect, and to the extent such Intellectual Property is the subject of a registration or application (as described in Section 4.2(q)(2)), such Intellectual Property is subsisting and has not been canceled, expired, or abandoned. All necessary registration, maintenance and renewal fees currently due have been paid for the purposes of maintaining such Intellectual Property owned by the Company or any of its Subsidiaries. There is no pending or, to the Company’s Knowledge, threatened opposition, interference or cancellation Proceeding before any court or registration authority in any jurisdiction against any of the items listed in Section 4.2(q)(2) of the Company Disclosure Schedule, or, to the Company’s Knowledge, against any Intellectual Property licensed to the Company or its Subsidiaries.

(5) To the Company’s Knowledge, the conduct of the Company’s and its Subsidiaries’ business as currently conducted, (including, without limitation, its activities, products, and services), does not infringe upon any Intellectual Property rights owned or controlled by any third party (either directly or indirectly such as through contributory infringement or inducement to infringe). Section 4.2(q)(5) of the Company Disclosure Schedule lists all U.S. and foreign Patents concerning which: (i) the Company has obtained or requested written opinion of counsel; or (ii) the Company has received (y) written allegation or notice of infringement, or (z) a license offer outside the ordinary course of business. There are no claims or suits pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has received any notice of a third party claim or suit against the Company or any of its Subsidiaries (1) alleging that its past or present activities, products, services or the conduct of its businesses infringes or has infringed upon, violates, misappropriates, or constitutes the unauthorized use of the Intellectual Property rights of any third party or (2) challenging the ownership, use, validity or enforceability of any Intellectual Property.

(6) There are no settlements, forbearances to sue, consents, judgments, or orders or similar obligations to which the Company or any of its Subsidiaries is bound which (1) restrict the Company’s or its Subsidiaries’ rights to use, transfer, license or enforce any Intellectual Property, (2) restrict the Company’s or its Subsidiaries’ business in order to accommodate a third party’s Intellectual Property, or (3) permit third parties to use, or grant any third party any right with respect to any Intellectual Property owned by the Company or any of its Subsidiaries. The Company and its Subsidiaries have not licensed or sublicensed their rights in any Intellectual Property other than pursuant to the Company License Agreements, and no royalties, honoraria or

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other fees are payable by the Company or its Subsidiaries for the use of or right to use any Intellectual Property licensed to the Company or its Subsidiaries, except pursuant to the Company License Agreements. The Company License Agreements are valid and binding obligations of all parties thereto, enforceable in accordance with their terms subject only to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general principles of equity. Except as would not, individually or in the aggregate, have a Material Adverse Effect, each of the Company and its Subsidiaries is in compliance with, and has not breached any term of any such Company License Agreement and, to the Company’s Knowledge, all other parties to such Company License Agreements Contracts are in compliance with, and have not breached any term thereof. To the Company’s Knowledge, there exists no event or condition which will result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default by the Company or any other party under any such Company License Agreement.

(7) To the Company’s Knowledge, no Trade Secret of the Company or its Subsidiaries has been disclosed or authorized to be disclosed to any third party other than pursuant to a non-disclosure agreement that protects the Company and the applicable Subsidiary’s proprietary interests in and to such Trade Secrets. Neither the Company nor, to the Company’s Knowledge, any other party to any non-disclosure agreement relating to the Company’s Trade Secrets is in breach or default thereof. The Company and its Subsidiaries have taken commercially reasonable steps to protect their material Trade Secrets, and any Trade Secrets provided to the Company or any Subsidiary by a third party as a Trade Secret. The Company and its Subsidiaries have taken commercially reasonable steps to maintain and protect the material Company owned Intellectual Property currently used in the business. Without limiting the foregoing, each of the Company and its Subsidiaries has taken commercially reasonable steps to require current or former employees, consultants and contractors of the Company or any Subsidiary that have created any material Company owned Intellectual Property to assign to the Company or its Subsidiaries all of their right, title and interest in such Intellectual Property, and to the Company’s Knowledge, no party to any such agreement is in breach thereof.

(8) To the Company’s Knowledge, no third party is misappropriating, infringing, diluting, or violating any Intellectual Property owned by the Company or any of its Subsidiaries. Within the past five (5) years, no claims alleging any infringement, misappropriation or violation of any Intellectual Property owned by the Company or any of its Subsidiaries have been brought, asserted or threatened against any third party by the Company or any of its Subsidiaries.

(9) The consummation of the transactions contemplated hereby will not result in the loss or impairment of the Company’s or any of its Subsidiaries’ right to own or use any of the Intellectual Property, and will not require the consent of any Governmental Authority or third party in respect of any such Intellectual Property. The consummation of any of the transactions contemplated under this Agreement will neither violate nor by their terms result in the material breach, material modification, cancellation, termination, suspension of, or acceleration of any payments with respect to any Company License Agreements. To the Company’s Knowledge, following the Closing Date, the Surviving Corporation shall be permitted to exercise all of the Company’s and its Subsidiaries’ rights under such Company License Agreements to the same extent the Company and its Subsidiaries would have been able to had the transactions not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company or any of its Subsidiaries would otherwise be required to pay.

(10) Section 4.2(q)(10) of the Company Disclosure Schedule lists all Software sold, licensed, leased or otherwise distributed by or used in the services offered by the Company or any of its Subsidiaries to any third party, and identifies which Software is sold, licensed, leased, or otherwise distributed, or used, as the case may be. With respect to the Software set forth in Section 4.2(q)(10) of the Company Disclosure Schedule which the Company or any of its Subsidiaries purports to own, such Software was either developed (1) by employees of the Company or any of its Subsidiaries within the scope of their employment; or (2) by independent contractors who have unconditionally assigned all of their rights in such Software and all copyrights in such Software to the Company or any of its Subsidiaries pursuant to written agreements.

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(11) The Company and each of its Subsidiaries have all requisite licenses to use any shrink-wrap or click-wrap software, other off-the-shelf products, or any other Software used by any of them in connection with their business, such licenses are valid, and neither the Company nor any Subsidiary is using any such products or Software where all requisite consideration has not been paid for the use thereof. To the Company’s Knowledge, neither the Company nor any of its Subsidiaries is in violation of any applicable law or any Contract or other agreement, arrangement or understanding regarding or in connection with such products or Software, and neither the Company nor any of its Subsidiaries has any payment obligations or other actual or potential liabilities related to or in connection with such products or Software.

(r) Insurance.  Section 4.2(r) of the Company Disclosure Schedule sets forth a true, accurate and complete list of all policies of fire, liability, workmen’s compensation, environmental, title and other forms of insurance owned, held by or applicable to the Company or any Subsidiary (and their respective businesses and assets), and the Company has delivered to Acquiror a true, accurate and complete copy of all such policies, including all occurrence-based policies applicable to the Company or any Subsidiary (and their respective businesses and assets) for all periods prior to the date hereof. All such policies are in full force and effect, all premiums with respect thereto covering all periods up to and including the date hereof have been paid, and no notice of cancellation or termination has been received with respect to any such policy. Such policies are sufficient for compliance with (i) all requirements of law and (ii) all Contracts to which the Company or any Subsidiary is a party, and are to the Company’s Knowledge valid, outstanding and enforceable policies. Such insurance policies provide types and amounts of insurance customarily obtained by businesses similar to the business of the Company and the Subsidiaries. Except as set forth in Section 4.2(r) of the Company Disclosure Schedule, neither the Company nor any Subsidiary has been refused any insurance with respect to its assets or operations, and its coverage has not been limited by any insurance carrier to which it has applied for any such insurance or with which it has carried insurance, during the last three years. Section 4.2(r) of the Company Disclosure Schedule sets forth a true, accurate and complete list of all claims that have been made by the Company or any Subsidiary within the past three years under its insurance policies.

(s) Brokers.  No action has been taken by the Company or any Subsidiary that would give rise to any valid claim against any party hereto for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Agreement.

(t) Tax Treatment.  As of the date hereof, the Company has no reason to believe that the Merger will not qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

(u) No Illegal Payments, Etc.  None of the Company or any of its Subsidiaries, nor any of their directors, officers, employees or agents, has (a) directly or indirectly given or agreed to give any illegal gift, contribution, payment or similar benefit to any supplier, customer, governmental official or employee or other Person who was, is or may be in a position to help or hinder the Company or any of its Subsidiaries (or assist in connection with any actual or proposed transaction) or made or agreed to make any illegal contribution, or reimbursed any illegal political gift or contribution made by any other Person, to any candidate for federal, state, local or foreign public office (i) which subjects any of the Company and its Subsidiaries to any damage or penalty in any civil, criminal or governmental Proceeding or (ii) the non-continuation of which, in the case of (i) and (ii), has had or might have, individually or in the aggregate, a Material Adverse Effect or (b) established or maintained any unrecorded fund or asset or made any false entries on any books or records for any purpose.

(v) Condition and Sufficiency of Assets.  Except as set forth in Section 4.2(v) of the Company Disclosure Schedule, all of the tangible assets and properties of the Company, whether real or personal, owned or leased, have been well maintained and are in good operating condition and repair (with the exception of normal wear and tear), and are free from defects other than such minor defects as do not interfere with the intended use thereof in the conduct of normal operations or adversely affect the resale value thereof. Immediately after the Closing, the Company and the Subsidiaries shall own or have a valid right to use all the assets, properties, rights, know-how, key personnel, processes and ability which are required for or currently used in connection with the operation of their respective businesses as they are presently conducted.

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(w) Joint Proxy Statement/Prospectus and Registration Statement.  None of the information supplied or to be supplied by the Company in writing specifically for inclusion in or incorporation by reference into, and which is included in or incorporated by reference into, (i) the Registration Statement or any amendment or supplement thereto will, at the respective times such documents are filed, and, in the case of the Registration Statement or any amendment or supplement thereto, when the same becomes effective, at the time of the Company Stockholders Meeting, the Acquiror Stockholders Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Joint Proxy Statement/Prospectus or any other documents filed or to be filed with the SEC or any other Governmental Authority in connection with the transactions contemplated hereby, will, at the respective times such documents are filed and, in the case of the Joint Proxy Statement/Prospectus or any amendment or supplement thereto, at the time of mailing to stockholders of the Company and Acquiror and at the times of the Company Stockholders Meeting and Acquiror Stockholders Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading or necessary to correct any statement made in any earlier communication. For this purpose, any such information included in or incorporated by reference into any such document relating to the Company will be deemed to have been so supplied in writing specifically for inclusion or incorporation therein if such document was available for review by the Company or its counsel a reasonable time before such document was filed (but the foregoing will not be the exclusive manner in which it may be established that such information was so supplied). The Joint Proxy Statement will comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder.

Section 4.3.  Representations and Warranties of Acquiror and MergerCo.  Except as set forth in the Acquiror Disclosure Schedule or Acquiror SEC Documents, each of Acquiror and MergerCo, as the case may be, hereby represents and warrants to the Company as follows:

(a) Organization, Standing and Authority.  Each of Acquiror and MergerCo is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and is duly qualified or licensed to do business and is in good standing in all jurisdictions where ownership or leasing of property or assets or the conduct of business requires either to be so qualified or licensed, except for those jurisdictions in which failure to do so has not, or could not reasonably be expected to have a Material Adverse Effect.

(b) Corporate Power.  Acquiror and each of its Subsidiaries has all requisite corporate power and authority to own, lease and operate their respective properties and to carry on their respective businesses as they are now being owned, leased, operated and conducted.

(c) Corporate Authority.

(1) Each of Acquiror and MergerCo has the requisite corporate power and authority necessary to authorize the execution and delivery of, and performance of its obligations under, this Agreement and, subject to receipt of the Requisite Stockholder Vote, to consummate the transactions contemplated by this Agreement. The execution, delivery and performance by Acquiror and MergerCo of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Acquiror Board. This Agreement has been duly executed and delivered by Acquiror and MergerCo and is a valid and legally binding obligation of each of Acquiror and MergerCo, enforceable in accordance with its terms, subject only to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability related to or affecting creditors’ rights and to general principles of equity.

(2) The Acquiror Special Committee has (i) determined that the Merger is advisable, fair to, and in the best interests of, Acquiror and its stockholders, and (ii) recommended the approval of this Agreement by the Acquiror Board;

(3) The Acquiror Board has (i) determined that the Merger is advisable, fair to, and in the best interests of, Acquiror and its stockholders, (ii) approved and adopted this Agreement, the Merger and the other transactions contemplated by this Agreement, (iii) approved the making of an amendment to the Acquiror

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Certificate in order to change the name of Acquiror, and (iv) recommended that the stockholders approve the issuance of Acquiror Common Stock in connection with the Merger.

(d) Regulatory Filings; Consents; No Defaults.

(1) No consents, approvals, orders or authorizations of, or filings, registrations, declarations or qualifications with, any Governmental Authority are required to be made or obtained by Acquiror in connection with the execution, delivery or performance by Acquiror and MergerCo of this Agreement, or to consummate the Merger, except for: (A) those required under the HSR Act, if any; (B) the filing and declaration of effectiveness of the Registration Statement and the Joint Proxy Statement/Prospectus and compliance with the Exchange or Securities Act; (C) approval of the listing on the NASDAQ of the shares of Acquiror Common Stock to be issued as Merger Consideration; and (D) the filing of a Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business. As of the date hereof, Acquiror has no Knowledge of any reason why the approvals of all Governmental Authorities necessary to permit consummation of the transactions contemplated by this Agreement will not be received.

(2) Subject to the Requisite Stockholder Vote of Acquiror, no consent by or approval or authorization of or notice to any other Person (other than a Governmental Authority) is required, whether under any material license or other material Contract or otherwise.

(3) Subject to the Requisite Stockholder Vote of Acquiror, the receipt of the approvals and consents referred to in Section 4.3(d)(1) and Section 4.3(d)(2), the expiration of applicable waiting periods and the making of all required filings under Securities Laws, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not: (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies, any right of termination (with or without the giving of notice, passage of time or both) or any put or call right under, any law, rule or regulation or any judgment, decree, order, governmental or nongovernmental permit or license, or Contract of Acquiror or of any of its Subsidiaries or to which Acquiror or any of its Subsidiaries or its or their properties is subject or bound, (B) constitute a breach or violation of, or a default under, the certificate of incorporation or bylaws (or similar governing documents) of Acquiror or of any of its Subsidiaries, or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental or nongovernmental permit or license or Contract, except, in the case of clauses (A), (B) and (C), for any such conflict, violation, breach, default, loss, right, consent or approval or other occurrence which would not, or would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(e) Acquiror Stock.  The authorized capital stock of Acquiror consists of 45,000,000 shares of capital stock, of which 40,000,000 shares are designated as Acquiror Common Stock, and 5,000,000 shares of preferred stock, $0.001 par value per share (the “Acquiror Preferred Stock” and together with the Acquiror Common Stock, the “Acquiror Stock”). As of September 4, 2009, (a) 13,810,628 shares of Acquiror Common Stock were issued and outstanding, (b) no shares of Acquiror Preferred Stock were issued and outstanding, (c) 1,477,853 shares of Acquiror Common Stock were reserved for issuance upon the exercise of options issued or issuable under Acquiror’s 2007 Stock Incentive Plan, 2005 Flexible Stock Plan, and 2002 Flexible Stock Plan, and 313,122 shares of Acquiror Common Stock reserved for issuance of stock options granted outside of the Acquiror Stock Plans (the “Acquiror Stock Options”), (d) no warrants to purchase shares of Acquiror Common Stock are outstanding, and (e) no shares of Acquiror Common Stock were held in treasury. The outstanding shares of Acquiror Common Stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive or anti-dilution rights (and were not issued in violation of any subscriptive or preemptive rights). As of the date hereof, other than the Acquiror Stock Options, there are no shares of Acquiror Common Stock authorized and reserved for issuance, Acquiror does not have any Rights issued or outstanding with respect to Acquiror Stock, and Acquiror does not have any commitment to authorize, issue or sell any Acquiror Stock or Rights as a result of this Agreement or otherwise, except pursuant to this Agreement. Section 4.3(e) of the Acquiror Disclosure Schedule sets forth a list of the holders of outstanding Acquiror Stock Options and Acquiror restricted stock grants, the date that each such Acquiror Stock Option or Acquiror restricted stock grant was granted, the number of shares of

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Acquiror Common Stock subject to each such Acquiror Stock Option or Acquiror restricted stock grant, the vesting schedule of each such Acquiror Stock Option or Acquiror restricted stock grant and the price at which each such Acquiror Stock Option may be exercised. Except as set forth in Section 4.3(e) of the Acquiror Disclosure Schedule, no options, warrants or other rights to purchase from Acquiror or any Subsidiary, agreements or other obligations of Acquiror or any Subsidiary to issue or other rights to convert any obligation into, or exchange any securities for, shares of capital stock of or ownership interests in Acquiror or any Subsidiary are outstanding; and, there is no agreement, understanding or arrangement among Acquiror or any Subsidiary and each of their respective stockholders or members or any other Person relating to the ownership or disposition of any capital stock of Acquiror or any Subsidiary or the election of directors of Acquiror or any Subsidiary or the governance of Acquiror’s or any Subsidiary’s affairs, and such agreements, understandings and arrangements, if any, will not be breached or violated as a result of the execution and delivery of, or the consummation of the transactions contemplated by this Agreement.

(f) Subsidiaries.  Set forth in Section 4.3(f) of the Acquiror Disclosure Schedule is a list of all its direct and indirect subsidiaries, including the states in which such subsidiaries are organized and the percentage owned by Acquiror or any such subsidiary and the names and percentage ownership by any other Person. No equity securities of any of Acquiror’s subsidiaries are or may become required to be issued, transferred or otherwise disposed of (other than to Acquiror or a wholly-owned subsidiary of Acquiror) by reason of any Rights with respect thereto. There are no Contracts by which any of Acquiror’s Subsidiaries is or may be bound to sell or otherwise issue any shares of its capital stock, and there are no Contracts relating to the rights or obligations of Acquiror to vote or to dispose of such shares. All of the shares of capital stock of each of Acquiror’s subsidiaries are fully paid and nonassessable and subject to no subscriptive or preemptive rights or Rights and are owned by Acquiror or an Acquiror Subsidiary free and clear of any Liens.

(g) SEC Documents; Financial Statements.

(1) Since August 1, 2008, Acquiror and its Subsidiaries have filed all reports, registrations, and statements they were required to file with the SEC under the Securities Act, or under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, including, but not limited to Acquiror’s Annual Reports on Form 10-K, Forms 10-Q, Form 8-K, registration statements, definitive proxy statements, and information statements (collectively, the “Acquiror SEC Documents”). Acquiror has provided or made available via EDGAR to the Company copies of the Acquiror SEC Documents, each in the form (including exhibits and any amendments thereto) filed with the SEC (or, if not so filed, in the form used or circulated). As of their respective dates (and without giving effect to any amendments or modifications filed after the date of this Agreement) each of the Acquiror SEC Documents, including the Acquiror Financial Statements, exhibits, and schedules thereto, filed or circulated prior to the date hereof complied (and each of the Acquiror SEC Documents filed prior to the Merger will materially comply) as to form with applicable Securities Laws and did not (or, in the case of reports, statements, or circulars filed after the date of this Agreement, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(2) Each of Acquiror’s and Acquiror’s Subsidiaries’ consolidated and separate financial statements or balance sheets included in or incorporated by reference into the Acquiror SEC Documents, including the related notes and schedules, fairly presented (or, in the case of Acquiror SEC Documents filed after the date of this Agreement, will fairly present) the consolidated and separate financial condition of Acquiror and its Subsidiaries as of the date of such statement of financial condition or balance sheet and each of the consolidated and separate statements of income, cash flows and changes in stockholders’ equity included in or incorporated by reference into the Acquiror SEC Documents, including any related notes and schedules (collectively, the foregoing financial statements and related notes and schedules are referred to as the “Acquiror Financial Statements”), fairly presented (or, in the case of Acquiror SEC Documents filed after the date of this Agreement and prior to the Merger, will fairly present) the separate and consolidated results of operations, cash flows and stockholders’ equity, as the case may be, of Acquiror and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to normal year-end audit adjustments),

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in each case in accordance with GAAP consistently applied during the periods involved (except as may be noted therein and except that such unaudited statements include no notes).

(3) Except as disclosed in the Acquiror Financial Statements or as set forth in Section 4.3(g) of the Acquiror Disclosure Schedule, none of Acquiror or any of its Subsidiaries has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) whether or not required to be recorded or reflected by GAAP to be set forth on a consolidated balance sheet of Acquiror and its consolidated subsidiaries or in the notes thereto, other than liabilities or obligations incurred in the ordinary course of business consistent with past practice since the date of the most recent Acquiror Financial Statements included in the Acquiror SEC Documents.

(h) Absence of Certain Changes.  Since June 30, 2009, the business of Acquiror and its Subsidiaries has been conducted in the ordinary course, consistent with past practice, and there has not been:

(1) any event, occurrence, development or state of circumstances or facts which has had or is reasonably likely to have a Material Adverse Effect on Acquiror and any of its Subsidiaries;

(2) any material event, occurrence, development or state of circumstances;

(3) any damage, destruction or loss to any assets or properties (whether or not covered by insurance) of Acquiror or any of its Subsidiaries;

(4) any obligation or any Contract entered into which either (i) required a payment by any party in excess of, or a series of payments which in the aggregate exceed, $25,000 or provides for the delivery of goods or performance of services, or any combination thereof, having a value in excess of $25,000 or (ii) has a term, or requires the performance of any obligations by Acquiror or any Subsidiary over a period, in excess of six months;

(5) any sales, transfers, conveyances, assignments or other dispositions of any assets or properties of Acquiror or any of its Subsidiaries, except sales of inventory in the ordinary course of business;

(6) any waiver, release or cancellation of any claims against third parties or debts owing to Acquiror or any of its Subsidiaries, or any rights which have any value;

(7) any transaction with an Affiliate of any stockholder or any member of Acquiror or any of its Subsidiaries;

(8) any authorization for issuance, sale, delivery or agreement or commitment to issue, sell or deliver (whether through the issuance or granting of options, warrants, convertible or exchangeable securities, commitments, subscriptions, rights to purchase or otherwise) any membership interests, shares of its capital stock or any other securities;

(9) any amendment of any term of any outstanding security of Acquiror or any of its Subsidiaries or to Acquiror’s or any of its Subsidiaries’ certificate of incorporation or bylaws (or similar governing documents);

(10) any (A) incurrence, assumption or guarantee by Acquiror or any of its Subsidiaries of any indebtedness for borrowed money, or (B) assumption, guarantee, endorsement or otherwise by Acquiror of any obligations of any other Person, in each case, other than in the ordinary course of business consistent with past practices;

(11) any creation or assumption by Acquiror or any of its Subsidiaries of any Lien on any asset other than in the ordinary course of business consistent with past practices, other than a Permitted Lien;

(12) any capital expenditures authorized or made which individually or in the aggregate are in excess of $25,000;

(13) any declaration or payment of any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of Acquiror’s or any of its Subsidiaries capital stock or

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membership interests, or redemption or acquisition of any securities of Acquiror or any of its Subsidiaries;

(14) any making of any loans, advances or capital contributions to, or investments in, any other Person;

(15) any making of any Tax election or any settlement or compromise of any federal, state, local or foreign Tax liability, or waiver or extension of the statute of limitations in respect of any such Taxes;

(16) any change in any accounting policies or practices by Acquiror or any of its Subsidiaries except as required by GAAP; or

(17) any (A) employment, deferred compensation, severance, retirement or other similar agreement entered into with any director, officer, consultant, partner or employee of Acquiror or any of its Subsidiaries (or any amendment to any such existing agreement), (B) grant or agreement to grant any severance or termination pay to any director, officer, consultant, partner or employee of Acquiror or any of its Subsidiaries, or (C) change in compensation or other benefits payable to any director, officer, consultant, partner or employee of Acquiror or any of its Subsidiaries, except, in each case, in the ordinary course of business, or as required by Contract or applicable law with respect to employees of Acquiror or any of its Subsidiaries.

(i) Contracts.

(1) Except for this Agreement and except for Contracts filed in unredacted form as exhibits to the Acquiror SEC Documents, none of Acquiror or its Subsidiaries is a party to or bound by any Contract: (i) that would be required to be filed by Acquiror as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act; (ii) containing covenants binding upon Acquiror or its Subsidiaries that restrict the ability of the Company or any of its Subsidiaries (or which, following the consummation of the Merger, would materially restrict the ability of the Surviving Corporation or its Affiliates) to compete in any business or geographic area; or (iii) that would prevent, materially delay or materially impede Acquiror’s ability to consummate the Merger or the other transactions contemplated by this Agreement. Each such Contract described in clauses (i) through (iii) is referred to herein as a ‘‘Acquiror Material Contract”.

(2) Each of the Acquiror Material Contracts is valid and binding on Acquiror or its Subsidiaries, as the case may be, and, to the Acquiror’s Knowledge, each other party thereto and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as would not, or would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. There is no default under any Acquiror Material Contract by Acquiror or its Subsidiaries and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by Acquiror or its Subsidiaries, in each case except as would not, or would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(j) Litigation.

(1) Except as set forth in Section 4.3(j) of the Acquiror Disclosure Schedule, there are no Proceedings pending or, to the Acquiror’s Knowledge, threatened, against or affecting Acquiror or any Subsidiary or any of their respective officers, directors, managers, employees, agents, members or stockholders thereof in their capacity as such, or any of the properties or businesses of Acquiror or any Subsidiary, and neither Acquiror nor any Subsidiary is aware of any facts or circumstances which may give rise to any of the foregoing.

(2) There are no claims, actions, suits, proceedings or investigations pending or, to the Acquiror’s Knowledge, threatened, by or against Acquiror or any Subsidiary with respect to this Agreement, or in connection with the transactions contemplated hereby or thereby, and neither Acquiror nor any Subsidiary has any reason to believe there is a valid basis for any such claim, action, suit, proceeding, or investigation.

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(k) Compliance with Laws.  Each of Acquiror and its Subsidiaries:

(1) is in compliance in all material respects with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to the conduct of its businesses or to the employees conducting such businesses;

(2) has all material permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and are current and, to Acquiror’s Knowledge, no suspension or cancellation of any of them is threatened or is reasonably likely and all such filings, applications and registrations are current;

(3) has received, since August 1, 2008, no written notification or communication (or, to the Knowledge of Acquiror, any other communication) from any Governmental Authority (A) asserting non-compliance with any of the statutes, regulations, rules or ordinances of such Governmental Authority, (B) threatening any material penalty or to revoke any license, franchise, permit, or governmental authorization, (C) requiring any of them (including any of Acquiror’s or its Subsidiaries’ directors or controlling persons) to enter into a cease and desist order, agreement, or memorandum of understanding (or requiring the board of directors thereof to adopt any resolution or policy), or (D) restricting or disqualifying their activities;

(4) to the Acquiror’s Knowledge, is not aware of any pending or threatened investigation, review or disciplinary Proceedings by any Governmental Authority against Acquiror, any of its Subsidiaries or any officer, director or employee thereof;

(5) in the conduct of its business with respect to employee benefit plans subject to Title I of ERISA, has not (A) breached any applicable fiduciary duty under Part 4 of Title I of ERISA which would subject it to material liability under Sections 405 or 409 of ERISA or (B) engaged in a “prohibited transaction” within the meaning of Section 406 of ERISA or Section 4975(c) of the Code which would subject it to material liability or Taxes under Sections 409 or 502(i) of ERISA or Section 4975(a) of the Code;

(6) since August 1, 2008, has timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that were required to be filed under any applicable law, regulation or rule, with any applicable Governmental Authority (the “Acquiror Reports”). As of their respective dates, the Acquiror Reports complied with the applicable statutes, rules, regulations and orders enforced or promulgated by the regulatory authority with which they were filed.

(l) Properties.  Except as may be reflected in the Acquiror Financial Statements dated before the date hereof, Acquiror and its Subsidiaries have good and marketable title, free and clear of all Liens (other than Permitted Liens) to all of the material properties and assets, tangible or intangible, reflected in such Acquiror Financial Statements as being owned by Acquiror and its Subsidiaries as of the dates thereof. To Acquiror’s Knowledge, all buildings and all the material fixtures, equipment, and other property and assets held under leases or subleases by any of Acquiror and its Subsidiaries are held under valid leases or subleases, enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and to general principles of equity). Set forth in Section 4.3(l) of the Acquiror Disclosure Schedule is a list of any and all real estate owned or leased by Acquiror or any Subsidiary as of the date hereof.

(m) Employees; Labor Matters.

(1) Each of Acquiror and its Subsidiaries is in compliance in all material respects with all currently applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including any such laws respecting employment discrimination, harassment, disability rights or benefits, equal opportunity, plant closure issues, affirmative action, workers’ compensation, employee benefits, severance payments, labor relations, employee leave issues, wage and hour standards, occupational safety and health requirements and unemployment insurance and related matters. None of Acquiror or any of

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its Subsidiaries is engaged in any unfair labor practice and there is no unfair labor practice complaint pending or threatened against Acquiror or any of its Subsidiaries before the National Labor Relations Board. There are no charges or complaints against Acquiror or any of its Subsidiaries pending or, to the Acquiror’s Knowledge, threatened in writing alleging sexual or other harassment, or other discrimination or improper employment practices, by Acquiror, any of its Subsidiaries or by any of their employees, agents or representatives.

(2) Neither Acquiror nor any of its Subsidiaries is a party to, or is bound by, any collective bargaining agreement, Contract or other agreement or understanding with any labor union or organization, nor has it agreed to recognize any union or other collective bargaining unit, nor has any union or other collective bargaining unit been certified, or is seeking certification, as representing any of the employees of Acquiror or any of its Subsidiaries.

(3) Acquiror and its Subsidiaries are and have been in substantial compliance with all notice and other requirements under WARN and similar state statutes. No employee of Acquiror or its Subsidiaries has suffered an “employment loss” (as defined in WARN and similar state statutes) during the 90-day period prior to the execution of this Agreement.

(n) Employee Benefit Plans.

(1) Set forth in Section 4.3(n) of the Acquiror Disclosure Schedule is a complete list of each employee or director benefit plan, arrangement or agreement, whether or not written, including without limitation any employee welfare benefit plan within the meaning of Section 3.1 of ERISA, any employee pension benefit plan within the meaning of Section 3.2 of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or material fringe benefit plan, program or agreement that is sponsored, maintained or contributed to by Acquiror or any of its Subsidiaries, or with respect to which Acquiror has or reasonably could incur any liability, for the benefit of current or former employees or directors or their beneficiaries (the “Acquiror Benefit Plans”).

(2) Acquiror has heretofore made available to the Company (A) true and complete copies of each of the Acquiror Benefit Plans (or written explanations of any unwritten Acquiror Benefit Plans) as in effect on the date hereof and amendments thereto, including summary plan descriptions; (B) the three most recent Annual Reports (Form 5500 Series) and accompanying schedules, if any; and (C) the most recent determination or opinion letter from the IRS (if applicable) for such Acquiror Benefit Plan.

(3) With respect to each Acquiror Benefit Plan, Acquiror and its Subsidiaries have complied, and are now in compliance, in all material respects with all provisions of ERISA, the Code and all laws and regulations applicable to such Acquiror Benefit Plans and each Acquiror Benefit Plan has been administered in all material respects in accordance with its terms. The IRS has issued a favorable determination or opinion letter with respect to each Acquiror Benefit Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code that has not been revoked, and, to the Acquiror’s Knowledge, no circumstances exist and no events have occurred that could reasonably be expected to adversely affect the qualified status of any such plan or the related trust (except for changes in applicable law for which the remedial amendment period has not yet expired). No Acquiror Benefit Plan is intended to meet the requirements of Code Section 501(c)(9).

(4) All contributions required to be made by Acquiror to any Acquiror Benefit Plan by applicable law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Plan, for any period through the date hereof have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been reflected on the Acquiror Financial Statements. Each Acquiror Benefit Plan, if any, that is an employee welfare benefit plan under Section 3(1) of ERISA is either (A) funded through an insurance company Contract and is not a “welfare benefit fund” within the meaning of Section 419 of the Code or (B) unfunded.

(5) There is no pending or, to the Acquiror’s Knowledge, threatened Proceedings relating to the Acquiror Benefit Plans. Neither Acquiror nor any of its Subsidiaries has engaged in a transaction with respect to any

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Acquiror Benefit Plan that would subject Acquiror or any of its Subsidiaries to a material Tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA.

(6) No Acquiror Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, and neither Acquiror nor any of its Subsidiaries has contributed or been obligated to contribute to a “multiemployer plan” (as defined in Section 3(37) of ERISA) or a plan that has two or more contributing, but unrelated, sponsors and that is subject to Title IV of ERISA at any time on or after December 31, 1994. No liability under Subtitle C or D of Title IV of ERISA has been or is reasonably expected to be incurred by Acquiror or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single-employer plan,” within the meaning of Section 4001 of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with Acquiror under Section 4001 of ERISA or Section 414 of the Code (an “Acquiror ERISA Affiliate”). No notice of a “reportable event,” within the meaning of Section 4043 of ERISA, for which the 30-day reporting requirement has not been waived has been required to be filed for any Acquiror Benefit Plan or, to the Acquiror’s Knowledge, by any Acquiror ERISA Affiliate. Neither Acquiror nor any of its Subsidiaries or Acquiror ERISA Affiliates has provided, or is required to provide, security to any Benefit Plan or any single-employer plan of an Acquiror ERISA Affiliate.

(7) Neither Acquiror nor any of its Subsidiaries has any obligation for retiree health, life or other welfare benefits, except for benefits and coverage required by applicable law, including, without limitation, Section 4980B of the Code and Part 6 of Title I of ERISA. There are no restrictions on the rights of Acquiror or any of its Subsidiaries to amend or terminate any such plan (other than reasonable and customary advance notice and consent requirements and administrative expenses) without incurring any material liability thereunder.

(8) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either standing alone or in conjunction with any other event) will (A) result in any payment (including severance, unemployment compensation, “excess parachute” (within the meaning of Section 4999 of the Code), forgiveness of indebtedness or otherwise) becoming due to any director or any employee of Acquiror or any of its Subsidiaries under any Acquiror Benefit Plan, (B) increase any benefits otherwise payable under any Acquiror Benefit Plan, (C) result in any acceleration of the time of payment or vesting of any such benefit, or (D) affect in any way the ability to amend, terminate, merge or administer any Acquiror Benefit Plan.

(9) Acquiror does not maintain an Acquiror Benefit Plan or other arrangement that is subject to Section 409A of the Code, and each Acquiror Benefit Plan that is a nonqualified deferred compensation plan subject to Section 409A of the Code has been operated and administered in good faith compliance with Section 409A of the Code since January 1, 2005.

(10) Acquiror has not granted any awards intended to constitute performance-based compensation not subject to the deduction limit under Section 162(m) of the Code.

(o) Environmental Matters.  Acquiror and its Subsidiaries have complied in all respects with applicable Environmental Laws; no property (including buildings and any other structures) currently owned or operated by Acquiror or any of its Subsidiaries or in which Acquiror or any of its Subsidiaries (whether as fiduciary or otherwise) has a Lien, is being or, to Acquiror’s Knowledge, has been contaminated with, or has had any release of, any Hazardous Substance in such form or substance so as to create any liability for Acquiror or any of its Subsidiaries; Acquiror and its Subsidiaries are not subject to liability for any Hazardous Substance disposal or contamination on any other third-party property; within the last six years Acquiror and its Subsidiaries have not received any written notice, demand letter, claim or request for information alleging any violation of, or liability of Acquiror or any of its Subsidiaries under, any Environmental Law; Acquiror and its Subsidiaries are not subject to any written order, decree, injunction or other agreement with any Governmental Authority or any third party relating to any Environmental Law; Acquiror and its Subsidiaries are not aware of or do not have any Knowledge of any facts that could lead to liability for handling or disposal of Hazardous Substances involving Acquiror or any of its Subsidiaries, any currently owned or operated property (whether as fiduciary or otherwise), or any reasonably likely liability related to any Lien held by Acquiror or any of its Subsidiaries; and Acquiror and its Subsidiaries have made available to the Company copies of all

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environmental reports, studies, sampling data, correspondence, filings and other environmental information in its possession or reasonably available to it relating to Acquiror or any currently or formerly owned or operated property or any property in which Acquiror or any of its Subsidiaries (whether as fiduciary or otherwise) has held a Lien.

(p) Intellectual Property.

(1) Acquiror and its Subsidiaries have a valid right to use all Trademarks; Software; Trade Secrets (each as defined in Section 4.2(q) above) used in Acquiror’s and each Subsidiary’s business as currently conducted, except where the failure to do so would not constitute a Material Adverse Effect. Acquiror or its Subsidiaries either (i) own or have the valid right to use all Patents, Trademarks, and Copyrights necessary for the conduct of Acquiror’s and each of its Subsidiaries’ businesses as currently conducted, except where the failure to do so would not constitute a Material Adverse Effect, and/or (ii) are validly licensed or authorized under third-party Patents, Trademarks, Trade Secrets, and Copyrights necessary for the same. As used in this Agreement, the term “Acquiror License Agreements” means any agreements granting any right to use or practice any rights under any Intellectual Property (except for such agreements for Software already installed by the manufacturer before purchase on computers purchased by Acquiror, shrink-wrap or click-wrap software or other off-the-shelf products that are generally available for less than $10,000), and any written settlements relating to any Intellectual Property, to which Acquiror or any of its Subsidiaries is a party or otherwise bound.

(2) Section 4.3(p)(2) of the Acquiror Disclosure Schedule sets forth, for the Intellectual Property owned and maintained by Acquiror and its Subsidiaries, a complete and accurate list of all U.S. and foreign (1) Patents and patent applications; (2) issued and pending Trademark registrations (including Internet domain name registrations for any domain on which any Acquiror or Subsidiary website is located) and applications and material unregistered Trademarks; and (3) copyright registrations and applications, and material unregistered Copyrights, and (4) material Trade Secrets, indicating for each item of registered Intellectual Property and for each application to register Intellectual Property, the person or entity in whose name the registration is held, the applicable jurisdiction, registration number (or application number), date issued (or date filed) and current status. Section 4.3(p)(2) of the Acquiror Disclosure Schedule sets forth a complete and accurate list of all third party Software that is incorporated in any Software sold, licensed, leased or otherwise distributed by or used in the course of rendering services offered by Acquiror or any of its Subsidiaries, indicating for each the title and owner/licensor of the Software.

(3) All Intellectual Property owned by Acquiror and its Subsidiaries is free and clear of all Liens.

(4) The Patents, Trademarks, Copyrights and Trade Secrets owned by Acquiror or any of its Subsidiaries set forth in Section 4.3(p)(2) of the Acquiror Disclosure Schedule are valid and enforceable, in full force and effect, and to the extent such Intellectual Property is the subject of a registration or application (as described in Section 4.3(p)(2)), such Intellectual Property is subsisting and has not been canceled, expired, or abandoned. All necessary registration, maintenance and renewal fees currently due have been paid for the purposes of maintaining such Intellectual Property owned by the Acquiror or any of its Subsidiaries. There is no pending or, to the Acquiror’s Knowledge, threatened opposition, interference or cancellation Proceeding before any court or registration authority in any jurisdiction against any of the items listed in Section 4.3(p)(2) of the Acquiror Disclosure Schedule, or, to the Acquiror’s Knowledge, against any Intellectual Property licensed to Acquiror or its Subsidiaries.

(5) To Acquiror’s Knowledge, the conduct of Acquiror’s and its Subsidiaries’ business as currently conducted (including, without limitation, its activities, products and services) does not infringe upon any Intellectual Property rights owned or controlled by any third party (either directly or indirectly such as through contributory infringement or inducement to infringe). Section 4.3(p)(5) of the Acquiror Disclosure Schedule lists all U.S. and foreign patents concerning which: (i) Acquiror has obtained or requested written opinion of counsel; or (ii) Acquiror has received (y) written allegation or notice of infringement or (z) a license offer outside the ordinary course of business. There are no claims or suits pending or, to the Acquiror’s Knowledge, threatened against Acquiror or any of its Subsidiaries, and neither Acquiror nor any of its Subsidiaries has received any notice of a third party claim or suit against Acquiror or any of its Subsidiaries (1) alleging that its past or present activities, products, services or the conduct of its businesses infringes or has infringed upon,

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violates, misappropriates or constitutes the unauthorized use of the Intellectual Property rights of any third party or (2) challenging the ownership, use, validity or enforceability of any Intellectual Property.

(6) There are no settlements, forbearances to sue, consents, judgments, or orders or similar obligations to which Acquiror or any of its Subsidiaries are bound which (1) restrict Acquiror’s or its Subsidiaries’ rights to use, transfer, license or enforce any Intellectual Property, (2) restrict Acquiror’s or its Subsidiaries’ business in order to accommodate a third party’s Intellectual Property or (3) permit third parties to use, or grant any third party any right with respect to any Intellectual Property owned by Acquiror or any of its Subsidiaries. Acquiror and its Subsidiaries have not licensed or sublicensed their rights in any Intellectual Property other than pursuant to the Acquiror License Agreements, and no royalties, honoraria or other fees are payable by Acquiror or its Subsidiaries for the use of or right to use any Intellectual Property licensed to Acquiror or its Subsidiaries, except pursuant to the Acquiror License Agreements. The Acquiror License Agreements are valid and binding obligations of all parties thereto, enforceable in accordance with their terms subject only to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general principles of equity. Except as would not, individually or in the aggregate, have a Material Adverse Effect, each of the Acquiror and its Subsidiaries is in compliance with, and has not breached any term of any such Acquiror License Agreement and, to the Acquiror’s Knowledge, all other parties to such Acquiror License Agreements Contracts are in compliance with, and have not breached any term thereof. To Acquiror’s Knowledge, there exists no event or condition which will result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default by Acquiror or any other party under any such Acquiror License Agreement.

(7) To Acquiror’s Knowledge, no Trade Secret of Acquiror or its Subsidiaries has been disclosed or authorized to be disclosed to any third party other than pursuant to a non-disclosure agreement that protects Acquiror and the applicable Subsidiary’s proprietary interests in and to such Trade Secrets. Neither Acquiror nor, to the Acquiror’s Knowledge, any other party to any non-disclosure agreement relating to Acquiror’s Trade Secrets is in breach or default thereof. The Company and its Subsidiaries have taken commercially reasonable steps to protect their material Trade Secrets, and any Trade Secrets provided to the Company or any Subsidiary by a third party as a Trade Secret. Acquiror and its Subsidiaries have taken commercially reasonable steps to maintain and protect the material Acquiror owned Intellectual Property currently used in the business. Without limiting the foregoing, each of Acquiror and its Subsidiaries has taken commercially reasonable steps to require current or former employees, consultants and contractors of Acquiror or any Subsidiary that have created any material Acquiror owned Intellectual Property to assign to Acquiror or its Subsidiaries all of their right, title and interest in such Intellectual Property, and to Acquiror’s Knowledge, no party to any such agreement is in breach thereof.

(8) To Acquiror’s Knowledge, no third party is misappropriating, infringing, diluting, or violating any Intellectual Property owned by Acquiror or any of its Subsidiaries. Except as set forth in Section 4.3(p)(8) of the Acquiror Disclosure Schedule, within the past five years, no claims alleging any infringement, misappropriation or violation of any Intellectual Property owned by the Acquiror or any of its Subsidiaries have been brought, asserted or threatened against any third party by Acquiror or any of its Subsidiaries.

(9) The consummation of the transactions contemplated hereby will not result in the loss or impairment of Acquiror’s or any of its Subsidiaries’ right to own or use any of the Intellectual Property, and will not require the consent of any Governmental Authority or third party in respect of any such Intellectual Property. The consummation of any of the transactions contemplated under this Agreement will neither violate nor by their terms result in the material breach, material modification, cancellation, termination, suspension of, or acceleration of any payments with respect to any material Acquiror License Agreements.

(10) Section 4.3(p)(10) of the Acquiror Disclosure Schedule lists all Software sold, licensed, leased or otherwise distributed by or used in the services offered by Acquiror or any of its Subsidiaries to any third party, and identifies which Software is sold, licensed, leased, or otherwise distributed, or used, as the case may be. With respect to the Software set forth in Schedule 4.3(p)(10) which Acquiror or any of its Subsidiaries purports to own, such Software was either developed (1) by employees of Acquiror or any of its Subsidiaries within the scope of their employment; or (2) by independent contractors who have unconditionally assigned all

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of their rights in such Software and all copyrights in the Software to Acquiror or any of its Subsidiaries pursuant to written agreements.

(11) Acquiror and each of its Subsidiaries has all requisite licenses to use any shrink-wrap or click-wrap software, other off-the-shelf products, or any other Software used by any of them in connection with their business, such licenses are valid, and neither Acquiror nor any Subsidiary is using any such products or Software where all requisite consideration has not been paid for the use thereof. To Acquiror’s Knowledge, neither Acquiror nor any of its Subsidiaries is in violation of any applicable law or any Contract or other agreement, arrangement or understanding regarding or in connection with such products or Software, and neither Acquiror nor any of its Subsidiaries has any payment obligations or other actual or potential liabilities related to or in connection with such products or Software.

(q) Insurance.  Section 4.3(q) of the Acquiror Disclosure Schedule sets forth a true, accurate and complete list of all policies of fire, liability, workmen’s compensation, title and other forms of insurance owned, held by or applicable to Acquiror or any Subsidiary (and their respective businesses and assets), and Acquiror has delivered to the Company a true, accurate and complete copy of all such policies, including all occurrence-based policies applicable to Acquiror or any Subsidiary (and their respective businesses and assets) for all periods prior to the date hereof. All such policies are in full force and effect, all premiums with respect thereto covering all periods up to and including the date hereof have been paid, and no notice of cancellation or termination has been received with respect to any such policy. Such policies are sufficient for compliance with (i) all requirements of law and (ii) all Contracts to which Acquiror or any Subsidiary is a party, and are, to Acquiror’s Knowledge, valid, outstanding and enforceable policies. Such insurance policies provide types and amounts of insurance customarily obtained by businesses similar to the business of Acquiror and the Subsidiaries. Except as set forth in Section 4.3(q) of Acquiror Disclosure Schedule, neither Acquiror nor any Subsidiary has been refused any insurance with respect to its assets or operations, and its coverage has not been limited by any insurance carrier to which it has applied for any such insurance or with which it has carried insurance, during the last three years. Section 4.3(q) of Acquiror Disclosure Schedule sets forth a true, accurate and complete list of all claims that have been made by Acquiror or any Subsidiary within the past three years under its insurance policies.

(r) Brokers.  No action has been taken by Acquiror or any Subsidiary that would give rise to any valid claim against any party hereto for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Agreement.

(s) Tax Treatment.  As of the date hereof, Acquiror has no reason to believe that the Merger will not qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

(t) Activities of MergerCo.  MergerCo is a direct, wholly-owned subsidiary of Acquiror, and MergerCo does not have any Subsidiaries or investments of any kind in any entity. MergerCo was incorporated on August 25, 2009 on behalf of Acquiror solely for purposes of accomplishing the Merger, has not engaged in any other business activity, has no liabilities and has conducted its operations only as contemplated hereby.

(u) Validity of Acquiror Common Stock.  The Shares of Acquiror Common Stock to be issued to the holders of Company Common Stock as part of the Merger Consideration will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not in violation of any preemptive rights.

(v) No Illegal Payments, Etc.  None of Acquiror or any of its Subsidiaries, nor any of their directors, officers, employees or agents, has (a) directly or indirectly given or agreed to give any illegal gift, contribution, payment or similar benefit to any supplier, customer, governmental official or employee or other Person who was, is or may be in a position to help or hinder Acquiror or any of its Subsidiaries (or assist in connection with any actual or proposed transaction) or made or agreed to make any illegal contribution, or reimbursed any illegal political gift or contribution made by any other Person, to any candidate for federal, state, local or foreign public office (i) which subjects any of Acquiror and its Subsidiaries to any damage or penalty in any civil, criminal or governmental Proceeding or (ii) the non-continuation of which, in the case of (i) and (ii), has had or might have, individually or in the aggregate, a Material Adverse Effect on Acquiror or

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(b) established or maintained any unrecorded fund or asset or made any false entries on any books or records for any purpose.

(w) Taxes.

(1) Acquiror and each of its Subsidiaries have timely filed in a complete and correct manner all Tax Returns that they were required to file, other than any Tax Returns the failure to complete correctly or to file would not, individually or in the aggregate, have a Material Adverse Effect. Acquiror and each of its Subsidiaries have paid all Taxes due, other than Taxes adequate reserves for which have been made in the Acquiror Financial Statements and Taxes the failure to pay would not, individually or in the aggregate, have a Material Adverse Effect.

(2) There are no claims or assessments pending against Acquiror or any of its Subsidiaries for any alleged deficiency in any Tax, and neither the Company nor any of its Subsidiaries has been notified in writing of any proposed Tax claims or assessments against Acquiror or any of its Subsidiaries (other than, in each case, claims or assessments for which adequate reserves in the Acquiror Financial Statements have been established and claims or assessments which would not, individually or in the aggregate, have a Material Adverse Effect).

(3) There are no Liens on any of the assets or properties of Acquiror or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, except for statutory liens for current Taxes not yet due and payable (and except for Liens which would not, individually or in the aggregate, have a Material Adverse Effect).

(4) Neither Acquiror nor any of its Subsidiaries (x) is bound by any Tax allocation or Tax sharing agreement with a Person other than Acquiror which applies to U.S. federal or state income Taxes, or (y) has any liabilities under any Tax allocation or Tax sharing agreement (except for any liabilities which would not, individually or in the aggregate, have a Material Adverse Effect).

(x) Joint Proxy Statement/Prospectus and Registration Statement.  None of the information supplied or to be supplied by Acquiror or MergerCo in writing specifically for inclusion in or incorporation by reference into, and which is included in or incorporated by reference into, (i) the Registration Statement or any amendment or supplement thereto will, at the respective times such documents are filed, and, in the case of the Registration Statement or any amendment or supplement thereto, when the same becomes effective, at the time of the Company Stockholders Meeting, the Acquiror Stockholders Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Joint Proxy Statement/Prospectus or any other documents filed or to be filed with the SEC or any other Governmental Authority in connection with the transactions contemplated hereby, will, at the respective times such documents are filed and, in the case of the Joint Proxy Statement/Prospectus or any amendment or supplement thereto, at the time of mailing to stockholders of the Company and Acquiror and at the times of the Company Stockholders Meeting and Acquiror Stockholders Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading or necessary to correct any statement made in any earlier communication. For this purpose, any such information included in or incorporated by reference into any such document relating to Acquiror or MergerCo will be deemed to have been so supplied in writing specifically for inclusion or incorporation therein if such document was available for review by Acquiror or its counsel a reasonable time before such document was filed (but the foregoing will not be the exclusive manner in which it may be established that such information was so supplied). The Registration Statement and the Joint Proxy Statement/Prospectus will comply as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder.

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ARTICLE 5.

COVENANTS

Section 5.1.  Forbearances of the Company.  From the date hereof until the Effective Time, except as expressly contemplated by this Agreement or the Company’s Disclosure Schedule, without the prior written consent of Acquiror, the Company will not, and will cause each of its Subsidiaries not to:

(a) Ordinary Course.  Conduct the business of the Company or any of its Subsidiaries other than in the ordinary and usual course and consistent with past practices.

(b) Status Quo.  Except in connection with actions and expenses necessary to fulfill the conditions set forth in ARTICLE 6, or, to the extent consistent therewith, fail to use reasonable best efforts to preserve intact any of their business organizations and assets and maintain their rights, franchises and existing relations with clients, customers, distributors, representatives, independent contractors, suppliers, employees and business associates; or engage in any new lines of business.

(c) Capital Stock.  Other than pursuant to the exercise of Rights set forth in the Company Disclosure Schedule and outstanding on the date hereof (1) authorize for issuance, issue, grant, sell, deliver, dispose, pledge or otherwise encumber any additional shares of its capital stock or any Rights, (2) enter into any Contract with respect to the foregoing, or (3) permit any additional shares of Company Stock to become subject to new grants of employee or director stock options, other Rights or similar stock-based employee rights; provided; however, that Company shall have the right to issue up to an additional 200,000 shares of Company Common Stock.

(d) Dividends, Etc.  (1) Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on, any shares of its capital stock, or (2) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock, other than as required by the Company Stock Plans upon exercise of Rights set forth in the Company Disclosure Schedule and outstanding on the date hereof.

(e) Compensation; Employment Agreements; Etc.  Enter into, amend, modify or renew any Contract regarding employment, consulting, severance or similar arrangements with any directors, officers of, or independent contractors with respect to, the Company or its Subsidiaries, or grant any salary, wage or other increase in compensation or increase in any employee benefit (including incentive or bonus payments), except (1) for changes that are required by applicable law, (2) to satisfy Contracts set forth in the Company Disclosure Schedule and existing on the date hereof or (3) for salary, wage or other compensation changes in the ordinary and usual course and consistent with past practice.

(f) Benefit Plans.  Enter into, establish, adopt, amend or modify any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare Contract, plan, program or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any directors, officers, employees of, or independent contractors with respect to, the Company or its Subsidiaries, including taking any action that accelerates the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder, except, in each such case, (1) as may be required by applicable law or (2) expressly required by the terms of Contracts set forth in the Company Disclosure Schedule or Company SEC Documents and as such Contracts are in effect as of the date hereof.

(g) Dispositions.  The Company’s entering into any and all agreements related thereto, sell, transfer, mortgage, lease, encumber or otherwise dispose of or discontinue any material portion of its assets, business or properties.

(h) Acquisitions.  Acquire or offer to acquire any other Person or the assets of any Person, in each case involving payments or receipt of consideration in excess of $25,000 individually or $50,000 in the aggregate.

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(i) Governing Documents.  Amend or make any change to the Company Certificate or the Company Bylaws or the governing instrument or document (as the case may be) of any Subsidiary.

(j) Accounting Methods.  Implement or adopt any change in accounting principles, practices or methods, other than as may be required by GAAP.

(k) Contracts.  Except in the ordinary course of business consistent with past practice, enter into, renew or terminate any Contract or amend or modify in any material respect, or waive any material right under, any of its existing Contracts.

(l) Claims.  Settle any Proceeding, except for any Proceeding involving solely money damages in an amount, individually and in the aggregate for all such settlements, not more than $10,000 and which could not reasonably be expected to establish an adverse precedent or basis for subsequent settlements.

(m) Capital Expenditures.  Authorize or make any capital expenditures, other than (1) annual budgeted amounts previously disclosed to Acquiror, (2) in the ordinary and usual course of business consistent with past practice in amounts not exceeding $10,000 in the aggregate, or (3) expenditures made through the entering into capital leases.

(n) Tax Matters.  Make or change any Tax election, change any annual tax accounting period, adopt or change any method of Tax accounting, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment, surrender or compromise any right to claim a Tax refund or consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment, other than any of the foregoing actions that are required by law or are (i) not, alone or in the aggregate, material and (ii) taken in the ordinary and usual course of business, consistent with past practice.

(o) Indebtedness.  (A) Incur any indebtedness for borrowed money, (B) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, or (C) forgive or extinguish any indebtedness to the Company or any of its Subsidiaries for borrowed money or otherwise waive any rights under any instrument or arrangement pursuant to which such indebtedness was incurred.

(p) Loans, etc.  Make any loans, advances or capital contributions to, or investments in, any other Person.

(q) Commitments.  Agree or commit to do, or adopt any resolutions of its board of directors in support of, anything that would be precluded by clauses (a) through (p).

Section 5.2.  Forbearances of Acquiror.  From the date hereof until the Effective Time, except as expressly contemplated by this Agreement or Acquiror’s Disclosure Schedule, without the prior written consent of the Company, Acquiror will not, and will cause each of its Subsidiaries not to:

(a) Ordinary Course.  Conduct the business of Acquiror or any of its Subsidiaries other than in the ordinary and usual course and consistent with past practices.

(b) Status Quo.  Except in connection with actions and expenses necessary to fulfill the conditions set forth in ARTICLE 6, or, to the extent consistent therewith, fail to use reasonable best efforts to preserve intact any of their business organizations and assets and maintain their rights, franchises and existing relations with clients, customers, distributors, representatives, independent contractors, suppliers, employees and business associates; or engage in any new lines of business.

(c) Capital Stock.  Other than pursuant to the exercise of Rights set forth in the Acquiror Disclosure Schedule and outstanding on the date hereof, (1) authorize for issuance, issue, grant, sell, deliver, dispose, pledge or otherwise encumber any additional shares of Acquiror Stock or any Rights, (2) enter into any Contract with respect to the foregoing, or (3) permit any additional shares of Acquiror Stock to become subject to new grants of employee or director stock options, other Rights or similar stock-based employee rights; provided; however, that Acquiror shall have the right to issue up to an additional 100,000 shares of Acquiror Common Stock.

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(d) Dividends, Etc.  (1) Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on, any shares of its capital stock, or (2) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock, other than as required by the Acquiror Stock Plans upon exercise of Rights set forth in the Acquiror Disclosure Schedule and outstanding on the date hereof.

(e) Compensation; Employment Agreements; Etc.  Enter into, amend, modify or renew any Contract regarding employment, consulting, severance or similar arrangements with any director, officer, or independent contractor of Acquiror or its Subsidiaries, or grant any salary, wage or other increase in compensation or increase in any employee benefit (including incentive or bonus payments), except (1) for changes that are required by applicable law, (2) to satisfy Contracts set forth in the Acquiror Disclosure Schedule and existing on the date hereof or (3) for salary, wage or other compensation changes in the ordinary and usual course and consistent with past practice.

(f) Benefit Plans.  Enter into, establish, adopt, amend or modify any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare Contract, plan, program or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any directors, officers, employees of, or independent contractors with respect to, Acquiror or its Subsidiaries, including taking any action that accelerates the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder, except, in each such case, (1) as may be required by applicable law or (2) expressly required by the terms of Contracts set forth in the Acquiror Disclosure Schedule or Acquiror SEC Documents and as such Contracts are in effect as of the date hereof.

(g) Dispositions.  Acquiror’s entering into any and all agreements related thereto, sell, transfer, mortgage, lease, encumber or otherwise dispose of or discontinue any material portion of its assets, business or properties.

(h) Acquisitions.  Acquire or offer to acquire any other Person or the assets of any Person, in each case involving payments or receipt of consideration in excess of $25,000 individually or $50,000 in the aggregate.

(i) Governing Documents.  Amend or make any change to the Acquiror Certificate or bylaws or the governing instrument or document (as the case may be) of any Subsidiary.

(j) Accounting Methods.  Implement or adopt any change in accounting principles, practices or methods, other than as may be required by GAAP.

(k) Contracts.  Except in the ordinary course of business consistent with past practice, enter into, renew or terminate any Contract or amend or modify in any material respect, or waive any material right under, any of its existing Contracts.

(l) Claims.  Settle any Proceeding, except for any Proceeding involving solely money damages in an amount, individually and in the aggregate for all such settlements, not more than $10,000 and which could not reasonably be expected to establish an adverse precedent or basis for subsequent settlements.

(m) Capital Expenditures.  Authorize or make any capital expenditures, other than (1) annual budgeted amounts previously disclosed to the Company (2) in the ordinary and usual course of business consistent with past practice in amounts not exceeding $10,000 in the aggregate or (3) expenditures made through the entering into capital leases.

(n) Tax Matters.  Make or change any Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment, surrender or compromise any right to claim a Tax refund or consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment, other than any of the foregoing actions that are required by law or are (i) not, alone or in the aggregate, material and (ii) taken in the ordinary and usual course of business, consistent with past practice.

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(o) Indebtedness.  (A) Incur any indebtedness for borrowed money, (B) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, or (C) forgive or extinguish any indebtedness to Acquiror or any of its Subsidiaries for borrowed money or otherwise waive any rights under any instrument or arrangement pursuant to which such indebtedness was incurred.

(p) Loans, etc.  Make any loans, advances or capital contributions to, or investments in, any other Person.

(q) Commitments.  Agree or commit to do, or adopt any resolutions of its board of directors in support of, anything that would be precluded by clauses (a) through (p).

Section 5.3.  No Solicitation.

(a) From the date of this Agreement until the Effective Time or the termination of this Agreement pursuant to its terms, the Company agrees that it will not and will not permit any of its Subsidiaries, or any of its or their officers, directors, employees, representatives, agents, or Affiliates, including, without limitation, any investment banker, attorney or accountant retained by the Company or any of its Subsidiaries (collectively, ‘‘Representatives”) to, directly or indirectly, (i) initiate, solicit, encourage or otherwise facilitate (including by way of furnishing information or otherwise), any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to an Acquisition Proposal (as defined below), or (ii) enter into or maintain or continue discussions or negotiate with any Person in furtherance of such inquiries or to obtain an Acquisition Proposal, or (iii) agree to, approve, recommend, or endorse any Acquisition Proposal, or resolve, agree or publicly propose to take any such action and the Company shall promptly notify Acquiror of any such inquiries and proposals received by the Company or any of its Subsidiaries or Representatives, relating to any of such matters, provided, however, that at any time prior to the Company Requisite Stockholder Vote, the Company Board may, in response to a written Acquisition Proposal that the Company Board determines, in good faith, after consultation with outside counsel and financial advisors, constitutes, or could reasonably be expected to lead to, a Superior Proposal (as defined below), and which Acquisition Proposal did not result from a breach of this Section 5.3(a), (x) provide access or furnish information with respect to the Company and its Subsidiaries to the Person making such Acquisition Proposal (and its representatives) pursuant to a customary confidentiality agreement and (y) engage in discussions or negotiations with the Person making such Acquisition Proposal (and its representatives) regarding such Acquisition Proposal; provided further, however, that, subject to the right of the Company to withhold information where such disclosure would violate or prejudice the rights of its or its Subsidiaries’ clients, jeopardize the attorney-client privilege of the Company or its Subsidiaries or contravene any law or binding agreement entered into prior to the date of this Agreement, the Company shall promptly provide to Acquiror any non-public information that is provided to the Person making such Acquisition Proposal or its representatives which was not previously provided to Acquiror. The Company shall also, within one Business Day, notify Acquiror of the receipt of any Acquisition Proposal and the material terms and conditions thereof. Further, the Company shall promptly keep Acquiror advised on a substantially current basis of any developments relating to any such Acquisition Proposal.

(b) For purposes of this Agreement, “Acquisition Proposal” means an offer or proposal regarding any of the following (other than the transactions contemplated by this Agreement) including the Company or its Subsidiaries: (i) any merger, reorganization, consolidation, share exchange, recapitalization, business combination, liquidation, dissolution, or other similar transaction involving, or, an acquisition in any manner of, all or any significant portion of the assets or any significant equity interest of, the Company or any of its Subsidiaries, in a single transaction or series of related transactions which could reasonably be expected to interfere with the completion of the Merger; or (ii) any tender offer or exchange offer for any outstanding shares of capital stock of the Company or the filing of a registration statement under the Securities Act in connection therewith.

(c) For purposes of this Agreement, the term “Superior Proposal” means any written offer made by a third party that the Company Board reasonably determines to be bona fide for a transaction that if consummated, would result in such third party acquiring, directly or indirectly, more than 50% of the voting

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power of the Company Common Stock (or, in the case of a direct merger, the common stock of the resulting company) or all or substantially all the consolidated assets of the Company and its Subsidiaries for consideration consisting of cash and/or securities payable to holders of capital stock of the Company that the Company Board determines in good faith, after consultation with its financial advisors and outside counsel, to be more favorable to holders of Company Common Stock than the Merger, taking into account all financial, regulatory, legal and other aspects of such offer and transaction and any changes to the terms of this Agreement proposed by Acquiror in response to such Superior Proposal or otherwise.

(d) The Company Board shall not (i) withdraw or modify in a manner adverse to Acquiror or MergerCo the Recommendation (as defined below) or resolve or agree to take any such action (any such action or any such resolution or agreement to take such action being referred to herein as an “Adverse Recommendation Change”), unless at any time prior to obtaining the Company Requisite Stockholder Vote, (A) the Company Board receives an Acquisition Proposal that the Company Board determines, in good faith and after consultation with its outside counsel and financial advisors, does constitute, or could reasonably be expected to lead to, a Superior Proposal or (B) other than in connection with an Acquisition Proposal, if the Company Board determines in good faith after consultation with outside counsel that failure to take such action would result in a breach by the Company Board of its fiduciary duties to the Company’s stockholders under applicable law; provided, in each case, that the Company shall provide Acquiror with no less than two Business Days notice of any expected Adverse Recommendation Change prior to any such change or (ii) cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement constituting or related to, or which is intended to or is reasonably likely to lead to, any Acquisition Proposal (other than a confidentiality agreement entered into in accordance with Section 5.3(a)).

Section 5.4.  Company Stockholders Meeting.  The Company, acting through the Company Board or the Company Special Committee, will as promptly as practicable following the date of this Agreement and in consultation with Acquiror and MergerCo:

(a) duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of considering and approving this Agreement and the transactions contemplated hereby (the “Company Stockholders Meeting”), and

(b) (1) include in the Joint Proxy Statement/Prospectus (as defined in Section 5.6) the recommendation of the Company Board that the stockholders of the Company vote in favor of the approval and adoption of this Agreement and the transactions contemplated hereby (the “Recommendation”), and (2) use its commercially reasonable efforts to obtain the Requisite Stockholder Vote; provided, however, that the Company Board may fail to make or may withdraw or modify such recommendation or fail to seek the Requisite Stockholder Vote if prior to obtaining the Company Requisite Stockholder Vote, (A) the Company Board receives an Acquisition Proposal that the Company Board determines, in good faith and after consultation with its outside counsel and financial advisors, does constitute, or could reasonably be expected to lead to, a Superior Proposal or (B) other than in connection with an Acquisition Proposal, if the Company Board determines in good faith after consultation with outside counsel that failure to take such action would result in a breach by the Company Board of its fiduciary duties to the Company’s stockholders under applicable law; provided, in each case, that the Company shall have provided Acquiror with no less than two Business Days notice of such determination.

Section 5.5.  Acquiror Stockholders Meeting.  Acquiror, acting through the Acquiror Board or the Acquiror Special Committee, will as promptly as practicable following the date of this Agreement and in consultation with Company:

(a) duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of considering and approving the issuance of Acquiror Common Stock in connection with the Merger (the “Acquiror Stockholders Meeting”), and

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(b) (1) include in the Joint Proxy Statement/Prospectus the recommendation of the Acquiror Board that the stockholders of Acquiror vote in favor of the proposals regarding (x) the issuance of Acquiror Common Stock in connection with the Merger and (y) the amendment to the Acquiror Certificate to change the name of Acquiror, and (2) use its commercially reasonable efforts to obtain the necessary approval of the issuance of Acquiror Common Stock in connection with the Merger and of such amendment of the Acquiror Certificate, provided however, that the Acquiror Board may fail to make or may withdraw or modify such recommendation (any such action or any such resolution or agreement to take such action being referred to herein as an “Acquiror Adverse Recommendation Change”), or fail to seek such approval if the Acquiror Board determines in good faith after consultation with outside counsel that failure to so act would result in a breach by the Acquiror Board of its fiduciary duties to Acquiror’s stockholders under applicable law; provided, in each case, that the Acquiror shall have provided Company with no less than two Business Days notice of such determination.

Section 5.6.  Registration Statement and Other SEC Filings.

(a) As soon as reasonably practicable after the execution of this Agreement, (i) the Company and Acquiror will prepare and file with the SEC a preliminary joint proxy statement relating to the Company Stockholders Meeting and the Acquiror Stockholders Meeting and (ii) Acquiror will prepare and file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) in connection with the registration under the Securities Act of the Acquiror Common Stock issuable in the Merger (including Acquiror Common Stock issuable upon exercise of outstanding Company Options and outstanding Company Warrants). The joint proxy statement furnished to the Company’s stockholders in connection with the Company Special Meeting and the joint proxy statement furnished to Acquiror’s stockholders in connection with the Acquiror Special Meeting will be included as part of the prospectus (the “Joint Proxy Statement/Prospectus”) forming a part of the Registration Statement. Acquiror, MergerCo and the Company will cooperate and consult with each other, their respective counsel and accountants, in the preparation of the Joint Proxy Statement/Prospectus and Registration Statement, and provided that all parties have cooperated as required above, Acquiror and the Company agree to file the Joint Proxy Statement/Prospectus and Registration Statement with the SEC as promptly as practicable. Without limiting the generality of the foregoing, the Company will furnish to Acquiror the information relating to it required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Joint Proxy Statement/Prospectus and Registration Statement. Acquiror shall not file the Joint Proxy Statement/Prospectus and Registration Statement, or any amendment or supplement thereto, without providing the Company a reasonable opportunity to review and comment thereon which shall be no less than two (2) Business Days prior to filing.

(b) Each party shall use its commercially reasonable efforts to resolve, and Acquiror agrees to consult and cooperate with the Company in resolving, all SEC comments with respect to the Joint Proxy Statement/Prospectus and Registration Statement as promptly as practicable after receipt thereof and to cause the Joint Proxy Statement/Prospectus in definitive form to be mailed to the Company’s stockholders and Acquiror’s stockholders as soon as practicable after all SEC staff comments have been resolved. Acquiror agrees to consult with the Company prior to responding to SEC comments with respect to the Joint Proxy Statement/Prospectus and the Registration Statement, and agrees to cooperate with the Company in formulating such responses. Each of Acquiror, MergerCo and the Company agrees to correct any information provided by it for use in the Joint Proxy Statement/Prospectus and the Registration Statement which shall have become false or misleading. Each party shall as soon as reasonably practicable (i) notify the other parties of the receipt of any comments from the SEC with respect to the Joint Proxy Statement/Prospectus and the Registration Statement and any request by the SEC for any amendment to the Joint Proxy Statement/Prospectus or the Registration Statement or for additional information and (ii) provide each other party with copies of all correspondence between a party and its employees and other authorized representatives, on the one hand, and the SEC, on the other hand, with respect to the Joint Proxy Statement/Prospectus or the Registration Statement and (iii) notify the other parties of any event which occurs that should be described in an amendment or supplement to the Joint Proxy Statement/Prospectus or the Registration Statement. Acquiror will advise the Company, within one (1) Business Day after Acquiror receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the

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suspension of the qualification of Acquiror Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any Proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

(c) The Company shall use its commercially reasonable efforts to cause to be delivered to Acquiror a letter and consent relating to the financial statements of the Company included in the Registration Statement from Eisner LLP, the Company’s independent registered public accounting firm, dated a date within two Business Days before the date on which the Registration Statement shall become effective and addressed to Acquiror, in form and substance reasonably satisfactory to Acquiror and customary in scope and substance for letters and consents delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

(d) Acquiror shall use its commercially reasonable efforts to cause to be delivered to the Company a letter and consent relating to the financial statements of Acquiror included in the Registration Statement from Eisner LLP, Acquiror’s independent registered public accounting firm, dated a date within two Business Days before the date on which the Registration Statement shall become effective and addressed to the Company, in form and substance reasonably satisfactory to the Company and customary in scope and substance for letters and consents delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

(e) Acquiror agrees to use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement.

Section 5.7.  Stock Listing.  Acquiror shall use its reasonable best efforts to cause the shares of Acquiror Common Stock to be issued in the Merger and shares reserved for issuance to be approved for listing on the NASDAQ, as promptly as practicable, and in any event before the Effective Date.

Section 5.8.  Access to Information; Confidentiality.

(a) The Company and its Subsidiaries, on one hand, and Acquiror and its Subsidiaries on the other, shall upon reasonable prior notice and subject to applicable laws relating to the exchange of information, afford the other party and its officers, employees, counsel, accountants, consultants and other authorized representatives, such access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, Tax Returns and work papers of independent auditors), properties, personnel and to such other information as the other party may reasonably request, and, during such period, it shall furnish promptly to such other party (1) a copy of each material report, schedule and other document filed by it pursuant to the requirements of Securities Laws, and (2) all other information concerning the business, properties, personnel and affairs of it as the other may reasonably request. No investigation pursuant to this Section 5.8 shall affect or otherwise obviate or diminish any representations or warranties of any party or conditions to the obligations of any party.

(b) The parties hereto acknowledge that Acquiror and the Company have previously executed that certain Mutual Nondisclosure and Confidentiality Agreement, effective August 19, 2009, which shall continue in full force and effect in accordance with its terms.

Section 5.9.  Commercially Reasonable Efforts.

(a) Subject to the terms and conditions of this Agreement and applicable law, each of the Company and Acquiror agrees to use its commercially reasonable efforts in good faith to take, or cause to be taken (including causing any of its Subsidiaries to take), all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws and regulations or otherwise, so as to permit consummation and make effective the Merger as promptly as reasonably practicable and otherwise to enable consummation of the transactions contemplated hereby, including such actions or things as any other party hereto may reasonably request in order to cause any of the conditions to such other party’s obligations to consummate such transactions specified in ARTICLE 6 to be fully satisfied.

(b) Without limiting the generality of Section 5.9(a), the parties will, and will cause their respective officers and subsidiaries to, and will use commercially reasonable efforts to cause their respective Affiliates,

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directors, employees, agents, attorneys, accountants and representatives to, consult and fully cooperate with and provide assistance to each other in (i) obtaining all necessary consents, approvals, waivers, licenses, permits, authorizations, registrations, qualifications, or other permission or action by, and giving all necessary notices to and making all necessary filings with and applications and submissions to any Person; (ii) lifting any permanent or preliminary injunction or restraining order or other similar order issued or entered by any court or Governmental Authority; (iii) taking such actions as may reasonably be required under applicable federal securities laws in connection with the issuance of the Acquiror Common Stock to be covered by the Registration Statement; and (iv) in general, consummating and making effective the transactions contemplated hereby; provided, however, that in order to obtain any consent, approval, waiver, license, permit, authorization, registration, qualification, or other permission or action or the lifting of any injunction referred to in clause (i) or (ii) of this sentence, no party will be required to pay any consideration (other than filing fees for any governmental filings or listing fees for any stock exchange), to divest itself of any of, or otherwise rearrange the composition of, its assets or to agree to any of the foregoing or to any conditions or requirements that are materially adverse to its interests or materially burdensome.

Section 5.10.  Regulatory Applications.

(a) Acquiror and the Company and their respective Subsidiaries shall cooperate and use their respective reasonable best efforts to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement as promptly as reasonably practicable. Each of Acquiror and the Company shall have the right to review in advance, and to the extent practicable each will consult with the other (subject in each case to applicable laws relating to the exchange of information) with respect to, all material written information submitted to any third party or Governmental Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of Acquiror and the Company agrees to act reasonably and as promptly as practicable. Each of Acquiror and the Company agrees that it will consult with the other party hereto with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other party apprised of the status of material matters relating to completion of the transactions contemplated hereby.

(b) Each of Acquiror and the Company agrees, upon request, to furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its Subsidiaries to any third party or Governmental Authority.

Section 5.11.  Notification of Certain Matters.  Between the date hereof and the Effective Time, each party will give prompt notice in writing to the other parties of: (i) any information that indicates that any of its representations or warranties contained herein was not true and correct in any material respect as of the date hereof or will be untrue and incorrect in any material respect at and as of the Effective Time (except for changes permitted or contemplated by this Agreement), (ii) the occurrence or non-occurrence of any event which will result, or is reasonably likely to result, in the failure of any condition set forth in ARTICLE 6, any covenant or agreement contained in this Agreement to be complied with or satisfied, (iii) any failure of a party to satisfy any condition or comply with, in any material respect, any covenant or agreement to be satisfied or complied with by it hereunder, and (iv) any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement or that such transactions otherwise may violate the rights of or confer remedies upon such third party; provided, however, that the delivery of any notice pursuant to this Section 5.11 will not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 5.12.  Affiliate Agreements.

(a) Not later than the 15th day prior to the mailing of the Joint Proxy Statement/Prospectus, the Company shall deliver to Acquiror a schedule of each Person that, to the Company’s Knowledge, is reasonably likely to become, at the Effective Time, an “Affiliate” of the Acquiror (each, a “Company Affiliate”) as that term is used in Rule 144 under the Securities Act.

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(b) The Company shall use its reasonable best efforts to cause each Person who may be deemed to be a Company Affiliate to execute and deliver to Acquiror, on or before the date of mailing of the Joint Proxy Statement/Prospectus, an agreement in substantially the form attached hereto as Annex A.

Section 5.13.  Section 16 Matters.  Assuming that the Company delivers to Acquiror the Section 16 Information (as defined below) in a timely and accurate manner before the Effective Time, Acquiror’s Board, or a committee of “non-employee directors” thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter and in any event before the Effective Time adopt a resolution providing that the receipt by the Company Insiders (as defined below) of Acquiror Common Stock in exchange for shares of Company Common Stock, and of Company Stock Options or Company Warrants to purchase shares of Acquiror Common Stock upon conversion of Company Stock Options and Company Warrants, in each case pursuant to the transactions contemplated hereby and to the extent such securities are listed in the Section 16 Information, are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act, such that any such receipt shall be so exempt. For the purpose of this Section 5.13, “Company Insiders” means those officers and directors of the Company who may become an officer or director of Acquiror and who are listed in the Section 16 Information, and “Section 16 Information” means information regarding the Company Insiders, including the number of shares of Company Common Stock held or to be held by a Company Insider expected to be exchanged for Acquiror Common Stock in the Merger, and the number and description of the Company Stock Options and Company Warrants held by a Company Insider and expected to be converted into options or warrants to purchase shares of Acquiror Common Stock in connection with the Merger.

Section 5.14.  Plan of Reorganization.

(a) This Agreement is intended to constitute a “plan of reorganization” within the meaning of section 1.368-2(g) of the income tax regulations promulgated under the Code. From and after the date of this Agreement and until the Effective Time, each party hereto shall use its commercially reasonable efforts to cause the Merger to qualify, and will not take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent the Merger from qualifying, as a “reorganization” within the meaning of Section 368(a) of the Code. Following the Effective Time, neither the Surviving Corporation, Acquiror nor any of their Affiliates shall knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could cause the Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

(b) As of the date hereof, neither Acquiror nor the Company knows of any reason (i) why it would not be able to deliver to counsel to Acquiror, at the date of the legal opinion required by Section 6.1(f), certificates substantially in compliance with IRS published advance ruling guidelines, with customary exceptions and modifications thereto, to enable such firm to deliver such opinion, and Acquiror and the Company hereby agree to deliver such certificates effective as of the date of such opinion or (ii) why counsel to Acquiror would not be able to deliver the opinion required by Section 6.1(f). Acquiror and the Company will deliver such certificates to counsel to the Acquiror and will cooperate with such counsel in all reasonable respects.

Section 5.15.  Consents of Accountants.  Acquiror and the Company will each use reasonable best efforts to cause to be delivered to each other consents from their respective independent registered public accounting firm, dated the date on which the Registration Statement shall become effective, in form reasonably satisfactory to the recipient and customary in scope and substance for consents delivered by independent registered public accounting firms in connection with registration statements on Form S-4 under the Securities Act.

Section 5.16.  Appointment of Directors of Acquiror.  Acquiror shall take such action as may be required so that immediately after the Effective Time Acquiror Board shall consist of four (4) individuals designated by Acquiror and one (1) individual designated by the Company. No less than three (3) Business Days prior to the Effective Date, Acquiror and the Company shall inform the other in writing of the Persons to be so designated.

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Section 5.17.  State Takeover Laws.  If any “fair price,” “business combination” or “control share acquisition” statute or other similar statute or regulation is or may become applicable to the Merger, Acquiror or the Company, as applicable, shall take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any such statute or regulation on the Merger.

Section 5.18.  Certificate of Amendment.  At the Effective Time, Acquiror will file with the Secretary of State of the State of Delaware a certificate of amendment to the Acquiror Certificate reflecting the amendment changing the name of Acquiror and approved by Acquiror’s stockholders at the Acquiror Stockholders Meeting.

Section 5.19.  Directors’ and Officers’ Indemnification.

(a) From and after the Effective Time, Acquiror and the Surviving Corporation shall indemnify and hold harmless each current (as of the Effective Time) and former officer and director of the Company and its Subsidiaries (when acting in such capacity) (the “Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any Proceeding arising out of or pertaining to the fact that the Indemnified Party is or was at any time prior to the Effective Time a director or officer of the Company or its Subsidiaries, pertaining to any matter existing or occurring at or prior to the Effective Time and whether asserted or claimed prior to, at or after the Effective Time, to the same extent such Persons are indemnified or have the right to advancement of expenses as of the date hereof by the Company pursuant to the Company Certificate, the Company Bylaws and indemnification agreements, if any, in existence on the date hereof.

(b) The parties agree that all rights to indemnification, including provisions relating to advances of expenses, existing in favor of the Indemnified Parties as provided in Section 5.19(a), will survive the Merger and will continue in full force and effect for a period of not less than six years from the Effective Time; provided, however, that all rights to indemnification in respect of any claim asserted, made or commenced within such period will continue until the final disposition of such claim.

(c) The provisions of this Section 5.19 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives. The indemnification provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to law, contract or otherwise.

(d) In the event that either Acquiror or the Surviving Corporation or their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Acquiror or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 5.19.

(e) As of the Effective Time, the Surviving Corporation shall have purchased, and shall maintain, a tail policy to the current policy of directors’ and officers’ liability insurance maintained on the date hereof by the Company (the “Current Policy”) which tail policy shall be effective for a period from the Effective Time through and including the date six years after the Effective Time with respect to claims arising from facts or events that existed or occurred prior to or at the Effective Time, and which tail policy shall contain substantially the same coverage and amount as, and contain terms and conditions no less advantageous, in the aggregate, than the coverage currently provided by the Current Policy.

Section 5.20.  Company Stock Options.

(a) At the Effective Time, Acquiror shall assume all the obligations of the Company under the Company Stock Plans, each outstanding Company Stock Option and the agreements evidencing the grants thereof. As soon as practicable after the Effective Time, Acquiror shall deliver to the holders of Company Stock Options appropriate notices setting forth such holders’ rights pursuant to the respective Company Stock Plans, and the

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agreements evidencing the grants of such Company Stock Options shall continue in effect on the same terms and conditions (subject to the adjustments required by Section 3.3(a) hereof).

(b) Within thirty (30) days after the Effective Time, Acquiror shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Acquiror Common Stock subject to such stock options (other than options held by persons who are not employees of the Company at the Effective Time) resulting from the conversion of Company Stock Options and shall use its reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such stock options remain outstanding.

ARTICLE 6.

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 6.1.  Conditions to Obligations of Each Party.  The respective obligations of each of the parties hereto to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver by Acquiror and the Company at or prior to the Effective Time of the following conditions:

(a) No Restraints.  No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the transactions contemplated hereby, or permitting such consummation only subject to any condition or restriction that has or would have a Material Adverse Effect shall have been issued since the date of this Agreement by any U.S. federal or state court of competent jurisdiction and shall remain in effect; and no U.S. federal or state law, statute, rule, regulation or decree that would prohibit or make the consummation of the Merger illegal shall have been enacted or adopted since the date of this Agreement and shall remain in effect.

(b) Registration Statement.  The Registration Statement (as amended or supplemented) shall have been declared effective in accordance with the provisions of the Securities Act; and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC, and no Proceeding shall have been initiated or threatened in writing by the SEC for the purpose of seeking or obtaining such a stop order.

(c) Listing.  The Acquiror Common Stock to be issued pursuant to this Agreement shall have been approved for listing on the NASDAQ, subject to official notice of issuance.

(d) Acquiror Stockholder Approval.  Acquiror shall have obtained the Requisite Stockholder Vote at the Acquiror Stockholders Meeting.

(e) Company Stockholder Approval.  The Company shall have obtained the Requisite Stockholder Vote at the Company Stockholders Meeting.

(f) Tax Opinion.  The Company and Acquiror shall have received an opinion (the “Tax Opinion”) of Holland & Knight, LLP, counsel to Acquiror, or another nationally recognized law firm, dated the Effective Date, substantially to the effect that, based upon the facts and assumptions stated therein for United States federal income tax purposes, the transactions contemplated by this Agreement should qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Holland & Knight, LLP or such other alternate firm may require and rely upon (and may incorporate by reference) representations and covenants made in certificates provided by the parties hereto and upon such other documents and data as Holland & Knight, LLP or such other alternate firm deems appropriate as a basis for such opinion.

(g) Third Party Consents.  All consents and approvals of all Persons required in connection with the execution, delivery and performance of this Agreement and consummation of the Merger shall have been obtained and shall be in full force and effect, unless the failure to obtain any such consent or approval is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Acquiror or the Company or to materially adversely affect the consummation of the Merger.

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Section 6.2.  Conditions to Obligation of the Company.  The obligation of the Company to consummate the transactions contemplated by this Agreement is also subject to the fulfillment or written waiver by the Company at or prior to the Effective Time of each of the following conditions:

(a) Representations and Warranties.

(1) All representations and warranties of Acquiror and MergerCo contained in this Agreement that are qualified by materiality or a Material Adverse Effect or words of similar effect shall be correct and complete in all respects as of the date hereof and as of the Effective Time, as though made on and as of the Effective Time (or, if they relate to a specific date, as if made on such specific date), and those representations and warranties of Acquiror and MergerCo contained in this Agreement that are not so qualified must be correct and complete in all material respects as of the date hereof and as of the Effective Time, as though made on and as of the Effective Time (or, if they relate to a specific date, as if made on such specific date).

(2) Notwithstanding Section 6.2(a)(1), the representations and warranties set forth in Section 4.3(e) (subject to de minimis deviations) and Section 4.3(h)(1) shall be true and correct in all respects as of the date hereof and as of the Effective Time, as though made on and as of the Effective Time.

(3) The Company shall have received a certificate, dated the Effective Date, signed on behalf of Acquiror and MergerCo by a senior executive officer to such effect.

(b) Performance of Obligations of Acquiror and MergerCo.  Acquiror and MergerCo shall have performed in all material respects all covenants required to be performed by it under this Agreement at or prior to the Effective Time, and the Company shall have received certificates, dated the Effective Date, signed on behalf of Acquiror and MergerCo, respectively, by a senior executive officer to such effect.

(c) Board Matters.  Acquiror shall have taken all requisite action and shall have obtained letters of resignation necessary, effective as of the Effective Time, to cause the Acquiror Board to be constituted as set forth in Section 5.16; provided, however, that the Company shall have timely provided to Acquiror the names of the Company-designated individuals as provided for in Section 5.16.

(d) Opinion of Financial Advisor.  The Company Board shall have received a written opinion from Hyde Park Capital Partners, LLC (or another investment banking firm reasonably acceptable to Acquiror) to the effect that the issuance of the Merger Consideration pursuant to the terms of this Agreement is fair from a financial point of view to the stockholders of the Company.

Section 6.3.  Conditions to Obligation of Acquiror and MergerCo.  The obligation of Acquiror and MergerCo to consummate the Merger is also subject to the fulfillment or written waiver by Acquiror at or prior to the Effective Time of each of the following conditions:

(a) Representations and Warranties.

(1) All representations and warranties of the Company contained in this Agreement that are qualified by materiality or a Material Adverse Effect or words of similar effect shall be correct and complete in all respects as of the date hereof and as of the Effective Time, as though made on and as of the Effective Time (or, if they relate to a specific date, as if made on such specific date), and those representations and warranties of the Company contained in this Agreement that are not so qualified must be correct and complete in all material respects as of the date hereof and as of the Effective Time, as though made on and as of the Effective Time (or, if they relate to a specific date, as if made on such specific date).

(2) Notwithstanding Section 6.3(a)(1), the representations and warranties set forth in Section 4.2(e) (subject to de minimis deviations) and Section 4.2(h)(1) shall be true and correct in all respects as of the date hereof and as of the Effective Time, as though made on and as of the Effective Time.

(3) Acquiror shall have received a certificate, dated the Effective Date, signed on behalf of the Company by a senior executive officer to such effect.

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(b) Performance of Obligations of the Company.  The Company shall have performed in all material respects all covenants required to be performed by it under this Agreement at or prior to the Effective Time, and Acquiror shall have received, prior to the Effective Time, a certificate, dated the Effective Date, signed on behalf of the Company by a senior executive officer to such effect.

(c) Opinion of Financial Advisor.  The Acquiror Board shall have received a written opinion from Ladenburg Thalmann & Co. Inc. (or another investment banking firm reasonably acceptable to Acquiror) to the effect that the issuance of the Merger Consideration pursuant to the terms of this Agreement is fair from a financial point of view to the stockholders of Acquiror.

(d) Amendment of Note.  The Company shall cause that certain secured convertible promissory note, dated March 20, 2009, given by the Company to Blue Moon Energy Partners LLC, to be amended on terms reasonably acceptable to Acquiror, to eliminate the convertible feature of such note.

ARTICLE 7.

TERMINATION

Section 7.1.  Termination.  This Agreement may be terminated, and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval thereof by stockholders of the Company or Acquiror:

(a) by the mutual consent of Acquiror and the Company authorized by their respective Boards of Directors;

(b) by Acquiror or the Company in the event of either: (1) a breach by the other party of any representation or warranty contained herein, which breach cannot be or has not been cured within 15 days after the giving of written notice to the breaching party of such breach, or (2) a breach by the other party of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within 15 days after the giving of written notice to the breaching party of such breach and which breach, in each case, is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on the breaching party or the Surviving Corporation;

(c) At any time prior to the Effective Time, by Acquiror or the Company in the event that the Merger is not consummated by December 31, 2009 or such later date as the Company and Acquiror may mutually agree in writing, except to the extent that the failure of the Merger then to be consummated arises out of or results from the knowing action or inaction of the party seeking to terminate pursuant to this Section 7.1(c);

(d) By the Company or Acquiror in the event (1) the approval of any Governmental Authority required for consummation of the Merger and the other transactions contemplated by this Agreement shall have been denied by final nonappealable action of such Governmental Authority, or such Governmental Authority shall have requested the permanent withdrawal of any application therefor, provided, however, that the party seeking to terminate this Agreement pursuant to this Section 7.1(d) shall have used commercially reasonable efforts to prevent the entry of and to remove such restraint, (2) the stockholder approval required by Section 6.1(d) herein is not obtained at the Company Stockholders Meeting or at any adjournment or postponement thereof, or (3) the stockholder approval required by Section 6.1(d) herein is not obtained at the Acquiror Stockholders Meeting or at any adjournment or postponement thereof;

(e) By the Company prior to obtaining the Requisite Stockholder Vote in the event that the Company receives and accepts a Superior Proposal;

(f) By Acquiror in the event that an Adverse Recommendation Change has occurred (other than an Adverse Recommendation Change occurring as a result of an Acquiror Material Adverse Effect);

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(g) By the Company in the event that an Acquiror Adverse Recommendation Change has occurred (other than an Acquiror Adverse Recommendation Change occurring as a result of a Company Material Adverse Effect);

(h) By Acquiror in the event that a willful and material breach of Section 5.3 has occurred and such breach leads to the making of a Superior Proposal; and

(i) By the Company in the event that Acquiror receives and accepts an Acquiror Acquisition Proposal.

Any party desiring to terminate this Agreement shall give written notice of such termination and the reasons therefor to the other party.

Section 7.2.  Expenses on Termination.

(a) In the event that this Agreement is terminated by Acquiror pursuant to Section 7.1(b), Section 7.1(f) or Section 7.1(h) or by the Company pursuant to Section 7.1(e), then the Company shall reimburse in their entirety, up to a maximum of $200,000, the fees and expenses of Acquiror (including attorneys’ fees and expenses) incurred in connection with this Agreement and the transactions contemplated herein.

(b) In the event that this Agreement is terminated by the Company pursuant to Section 7.1(b), Section 7.1(g) or Section 7.1(i), then Acquiror shall reimburse in their entirety, up to a maximum of $200,000, the fees and expenses of the Company (including attorneys’ fees and expenses) incurred in connection with this Agreement and the transactions contemplated herein.

(c) The amounts paid pursuant to Section 7.2(a) or (b) shall constitute for the party receiving the fee such party’s sole and exclusive remedy for such termination (other than as provided in Section 7.3 below) and such amount paid shall constitute liquidated damages in respect of, the termination of this Agreement regardless of the circumstances giving rise to such termination.

Section 7.3.  Effect of Termination and Abandonment.  In the event of any termination of this Agreement pursuant to Section 7.1, this Agreement (other than as set forth in Section 8.1 below) immediately will become void and there will be no liability or obligation on the part of any party or their respective Affiliates, stockholders, directors, officers, agents or representatives; provided, that no such termination will relieve any party of any liability or damages resulting from any willful or intentional breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

ARTICLE 8.

MISCELLANEOUS

Section 8.1.  Survival.  No representations, warranties, agreements and covenants contained in this Agreement shall survive the Effective Time or termination of this Agreement if this Agreement is terminated prior to the Effective Time; provided, however, that (a) to the extent the agreements of the parties contained herein by their terms apply after the Effective Time, such agreements shall survive the Effective Time and (b) if this Agreement is terminated prior to the Effective Time, the agreements of the parties contained in Section 5.8(b) and Section 7.2 and ARTICLE 8 shall survive such termination.

Section 8.2.  Waiver; Amendment.  Prior to the Effective Time, any provision of this Agreement may be: (1) waived by the party benefited by the provision, or (2) amended or modified at any time, by an agreement in writing between the parties hereto approved or authorized by their respective Boards of Directors and executed in the same manner as this Agreement, except that, after approval of the Merger by the stockholders of the Company or Acquiror, no amendment may be made which under applicable law requires further approval of such stockholders without obtaining such required further approval.

Section 8.3.  Counterparts.  This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of

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which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 8.4.  Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Florida, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Section 8.5.  Expenses.  Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, whether or not the Merger is consummated, except that Acquiror shall bear the following: (i) all fees and expenses, other than attorneys’, accountants’, financial advisers’ and consultants’ fees and expenses which shall be paid by the party incurring same, incurred in relation to the printing and filing with the SEC of the Joint Proxy Statement/Prospectus, including preliminary materials related thereto and the Registration Statement, including financial statements and exhibits, and any amendments and supplements thereto, and (ii) the filing fees for the Registration Statement.

Section 8.6.  Notices.  All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given: (1) on the date of delivery, if personally delivered, (2) on the first Business Day following the date of dispatch, if delivered by a nationally recognized next-day courier service, or (3) on the third Business Day following the date of mailing, if mailed by registered or certified mail (return receipt requested), in each case to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto.

If to the Company, to:

Steel Vault Corporation
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
Attention: William J. Caragol

and a copy to the Company Special Committee:

c/o Steel Vault Corporation
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
Attention: Charles Baker and Kevin McLaughlin

and a copy to:

Fowler White Boggs P.A.
1200 East Las Olas Blvd., Suite 400
Fort Lauderdale, Florida 33301
Attention: Arnold M. Zipper, Attorney for the Company Special Committee

If to Acquiror or MergerCo, to:

VeriChip Corporation
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
Attention: Allison Tomek

and a copy to Acquiror Special Committee:

c/o VeriChip Corporation
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
Attention: Barry Edelstein and Steven Foland

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and a copy to:

Holland & Knight LLP
One East Broward Boulevard, Suite 1300
Fort Lauderdale, Florida 33301
Attention: Tammy Knight

Section 8.7.  Entire Understanding, No Third Party Beneficiaries.  This Agreement (together with the Disclosure Schedules and the Mutual Nondisclosure and Confidentiality Agreement dated August 19, 2009) represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and thereby supersedes any and all other oral or written agreements heretofore made. Except for Section 5.19, insofar as such Section expressly provides certain rights to the Persons named therein, nothing in this Agreement, expressed or implied, is intended to confer upon any Person, other than the parties hereto or their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 8.8.  Assignment.  Neither this Agreement nor any of the rights or obligations hereunder may be assigned by any party without the prior written consent of the other parties hereto. Subject to the foregoing, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

Section 8.9.  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party.

Section 8.10.  Waiver of Jury Trial.  EACH OF THE PARTIES TO THIS AGREEMENT IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

Section 8.11.  Enforcement.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent willful or intentional breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the U.S. District Court for the Southern District of Florida or any Florida State court, in each case, located in Palm Beach County, Florida, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 8.12.  Jurisdiction.  Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the U.S. District Court for the Southern District of Florida or any Florida State court, in each case, located in Palm Beach County, Florida and not in any other State or Federal court in the U.S. or any court in any other country in the event any dispute arises out of this Agreement or the Merger, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (c) agrees that it will not bring any action arising out of or relating to this Agreement or the Merger in any court other than the U.S. District Court for the Southern District of Florida or any Florida State court, in each case, located in Palm Beach County, Florida and not in any other State or Federal court in the U.S. or any court in any other country.

Section 8.13.  Public Announcement.

(a) On the date this Agreement is executed, Acquiror and the Company shall issue and jointly approve a joint press release with respect to the execution hereof and the transactions contemplated hereby. Except as may be required by applicable law or any listing agreement with or rule of any regulatory body, national securities exchange or association, Acquiror and the Company shall consult with each other before issuing any press release, making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated by this Agreement.

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(b) Before any Merger Communication (as defined below) of Acquiror, the Company or any of their respective “participants” (as defined in Rule 165 of the Securities Act (“Rule 165”) or Item 4 of Schedule 14A of the Exchange Act) is (i) disseminated to any investor, analyst, member of the media, employee, client, customer or other third party or otherwise made accessible on the website of Acquiror, the Company or any such participant, as applicable (whether in written, video or oral form via webcast, hyperlink or otherwise), or (ii) utilized by any executive officer, key employee or advisor of Acquiror, the Company or any such participant, as applicable, as a script in discussions or meetings with any third parties, Acquiror or the Company, as the case may be, shall (or shall cause any such participant to) cooperate in good faith with respect to any such Merger Communication for purposes of, among other things, determining whether that communication (x) is required to be filed under Rules 165 and 425 of the Exchange Act or (y) constitutes “soliciting material” that is required to be filed by Rule 14a-6(b) or Rule 14a-12(b) of the Exchange Act, as applicable. Acquiror, MergerCo or the Company, as applicable, shall (or shall cause any such participant to) give reasonable and good faith consideration to any comments made by the other such party or parties and their counsel on any such Merger Communication. For purposes of the foregoing, the term “Merger Communication” shall mean, with respect to any Person, any document or other written communication prepared by or on behalf of that Person, or any document or other material or information posted or made accessible on the website of that Person (whether in written, video or oral form via webcast, hyperlink or otherwise), that is related to any of the transactions contemplated by this Agreement and, if reviewed by a relevant stockholder, could reasonably be deemed to constitute either (x) an offer to sell such stock or a solicitation of any offer to buy the Acquiror Common Stock or (y) a “solicitation” of “proxies” (in each case, as defined in Rule 14a-1 of the Exchange Act) in favor of the Merger.

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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed as of the day and year first above written.

STEEL VAULT CORPORATION

By:	/s/ William J. Caragol
Name:   William J. Caragol

Its:	Chief Executive Officer, President and
Acting Chief Financial Officer

VERICHIP CORPORATION

By:	/s/ Allison Tomek
Name:   Allison Tomek

Its:	Secretary

VERICHIP ACQUISITION CORP.

By:	/s/ Allison Tomek
Name:   Allison Tomek

Its:	Secretary

(Signature Page to Agreement and Plan of Reorganization)

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Annex A-2

AMENDMENT #1
TO
AGREEMENT AND PLAN OF REORGANIZATION

THIS AMENDMENT #1 TO AGREEMENT AND PLAN OF REORGANIZATION (this “Amendment”) dated as of October 1, 2009 is entered into by and among Steel Vault Corporation, a Delaware corporation (“Company”), VeriChip Corporation, a Delaware corporation (“Acquiror”) and VeriChip Acquisition Corp., a Delaware corporation (“MergerCo”).

WHEREAS, Acquiror, Company and MergerCo entered into that certain Agreement and Plan of Reorganization dated September 4, 2009 (the “Agreement”) in connection with the potential combination of the Company and Acquiror;

WHEREAS, the Company Special Committee and the Acquiror Special Committee recommended to the Company Board and the Acquiror Board, respectively, that the merger consideration be changed to reflect cash payment in lieu of fractional shares of Acquiror Common Stock, rather than rounding up to the nearest whole number of shares, as originally contemplated under the Agreement, and the Company Board and the Acquiror Board have each determined that a modification to the Agreement in this regard is appropriate; and

WHEREAS, the definitions of certain capitalized terms used herein shall be as set forth in the Agreement except as revised herein.

NOW, THEREFORE, in consideration of the foregoing premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. Modifications to the Agreement. The below-indicated sections of the Agreement are modified as follows.

(a) Section 3.4(a) of the Agreement is hereby amended by deleting the existing language in its entirety and inserting the following therefore:

Exchange Agent. Not less than three (3) Business Days prior to the Closing Date, Acquiror shall designate a bank or trust company reasonably acceptable to the Company to act as exchange agent in connection with the Merger (the “Exchange Agent”) for the purpose of exchanging certificates that immediately prior to the Effective Time represented shares of Company Common Stock for the applicable Merger Consideration. At or prior to the Effective Time, Acquiror shall deposit with the Exchange Agent, for the benefit of the holders of Company Common Stock, certificates or, at Acquiror’s option, evidence of shares in book-entry form, representing shares of Acquiror Common Stock in such denominations as the Exchange Agent may reasonably specify, and cash sufficient to make payments in lieu of fractional shares pursuant to Section 3.4(c). All such certificates (or evidence of book-entry form, as the case may be) for shares of Acquiror Common Stock so deposited, together with any dividends or distributions with respect thereto, and cash deposited with the Exchange Agent is hereinafter referred to as the “Exchange Fund.”

(b) Section 3.4(b)(2) of the Agreement is hereby amended by deleting the existing language in its entirety and inserting the following therefore:

In effecting the payment and delivery of the applicable Merger Consideration in respect of Shares entitled to the applicable Merger Consideration pursuant to Section 3.1, upon the surrender of such Shares, the Exchange Agent shall deliver the number of whole shares of Acquiror Common Stock, as well as cash sufficient to make payments in lieu of any fractional shares of Acquiror Common Stock pursuant to Section 3.4(c), that are represented by such holder’s properly surrendered certificates and which such holder is entitled to receive as Merger Consideration in accordance with this Article 3. Upon such delivery, such Shares so surrendered shall forthwith be canceled.

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(c) Section 3.4(b)(5) of the Agreement is hereby amended by deleting the existing language in its entirety and inserting the following therefore:

The stock transfer books of the Company shall be closed immediately upon the Effective Time and there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of the Company. On or after the Effective Time, any certificates presented to the Exchange Agent or the Surviving Corporation for any reason shall be cancelled and exchanged into the applicable Merger Consideration and, if applicable, cash payment in lieu of fractional shares of Acquiror Common Stock pursuant to Section 3.4(c), with respect to the shares of Company Common Stock formerly represented thereby.

(d) Section 3.4(c) of the Agreement is hereby amended by deleting the existing language in its entirety and inserting the following therefore:

No Issuance of Fractional Shares. No certificate or scrip representing fractional Acquiror Common Stock shall be issued upon the surrender of certificates formerly representing Company Common Stock or otherwise in the Merger. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock that are converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Acquiror Common Stock (after taking into account all certificates formerly representing Company Common Stock delivered by such holder and the aggregate number of Company Common Stock represented thereby, and after giving effect to the exercise of any Company Stock Options or Company Warrants to be exercised by such holder in connection with the Closing) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional amount multiplied by the average of the daily closing sales prices of a share of Acquiror Common Stock as reported on the NASDAQ for the five consecutive trading days immediately preceding the Effective Time. The parties acknowledge that payment of cash in lieu of issuing fractional shares is solely for the purpose of avoiding the expense and inconvenience to Acquiror of issuing fractional shares and does not represent separately bargained-for consideration.

(e) Section 3.4(d) of the Agreement is hereby amended by deleting the existing language in its entirety and inserting the following therefore:

Lost Certificates. If any certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and, if required by Acquiror, the posting by such Person of a bond in such reasonable amount as Acquiror may direct as indemnity against any claim that may be made against it with respect to such certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed certificate the applicable Merger Consideration and, if applicable, cash payment in lieu of fractional shares of Acquiror Common Stock pursuant to Section 3.4(c), with respect to the Shares formerly represented thereby, pursuant to this Agreement.

2. Conflict. In the event of any conflict between the terms of the Agreement and the terms of this Amendment, the terms of this Amendment shall prevail. Otherwise, except as specifically set forth in this Amendment, all the terms and conditions of the Agreement are hereby ratified and affirmed.

3. Entire Agreement. This Amendment and the Agreement (together with the corresponding Disclosure Schedules) represent the entire agreement among the parties relating to the subject matter hereof and thereof, and supersede and cancel any and all prior oral or written agreements among them, relating to the subject matter hereof and thereof and may not be amended or modified except by a written agreement signed by each party hereto.

4. Counterparts. This Amendment may be executed in several counterparts, and all counterparts so executed shall constitute one agreement, binding on the parties hereto, notwithstanding that such parties are not signatory to the same counterpart.

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Annex B

September 3, 2009

The Special Committee of the
Board of Directors
VeriChip Corporation
1690 South Congress Avenue
Suite 200
Delray Beach, FL 33445

Gentlemen:

We have been advised that VeriChip Corporation (“VeriChip”) intends to enter into an Agreement and Plan of Reorganization (the “Agreement”), between VeriChip, VeriChip Acquisition Corp. (“MergerCo”), a wholly-owned subsidiary of VeriChip, and Steel Vault Corporation (“Steel Vault”). Capitalized terms used herein, but not defined herein, shall have the meanings ascribed to them in the Agreement and other ancillary documents to be entered into in connection with the Agreement (collectively, the “Merger Documents”).

Pursuant to the Merger Documents, MergerCo will merge with and into Steel Vault (the “Merger”) and whereby each share of common stock, par value $0.01 per share, of Steel Vault (the “Steel Vault Common Stock”) issued and outstanding immediately prior to the Effective Time will be converted into the right to receive 0.5 shares (the “Exchange Ratio”) of common stock, par value $0.01 per share of VeriChip (the “VeriChip Common Stock”), subject to adjustment.

Ladenburg has been advised that VeriChip’s Executive Chairman of the Board of Directors and Chief Executive Officer, Scott R. Silverman, is also Steel Vault’s Chairman of the Board of Directors and that VeriChip’s Acting Chief Financial Officer, William J. Caragol, is also Steel Vault’s Chief Executive Officer, President and Acting Chief Financial Officer.

Ladenburg has also been advised that Mr. Caragol and Steel Vault will enter into a Waiver (the “Waiver Agreement”) whereby Mr. Caragol will waive any and all rights he may have to a Change of Control Payment in connection with the Merger and releases Steel Vault from any and all obligations to make such Change of Control Payment upon consumption of the Merger.

In addition, Ladenburg has been further advised that Messrs. Silverman and Caragol, R&R Consulting Partners LLC (“R&R”), Blue Moon Energy Partners LLC (“Blue Moon”) and their respective affiliates in aggregate own a majority of the issued and outstanding VeriChip Common Stock and Steel Vault Common Stock, and, in addition, hold certain securities convertible into VeriChip Common Stock and Steel Vault Common Stock. The stockholders of VeriChip other than Messrs. Silverman, and Caragol, R&R, Blue Moon and each of their respective affiliates, are hereinafter referred to as the “Unaffiliated Stockholders”.

Ladenburg Thalmann & Co. Inc.
4400 Biscayne Boulevard, 14TH Floor
Miami, FL 33137
Phone 305.572.4200    •     Fax 305.572.4220

MEMBER NYSE, NYSE Amex, FINRA, SIPC

The Special Committee of the Board of Directors
VeriChip Corporation
September 3, 2009

Finally, Ladenburg has been also advised that in March 2009, Blue Moon loaned Steel Vault $190,000 pursuant to a two-year secured convertible promissory note (the “Blue Moon Promissory Note”) and that in June 2009, VeriChip loaned Steel Vault $500,000 pursuant to a two-year, secured convertible promissory note (the “VeriChip Promissory Note”). Ladenburg was advised that the Blue Moon Promissory Note will be amended to eliminate the conversion feature of such note and that the VeriChip Promissory Note will be forgiven and warrants to purchase Steel Vault Common Stock issued to VeriChip in connection with the VeriChip Promissory Note will be canceled.

The terms and conditions of the Merger and the other actions contemplated are more specifically set forth in the Merger Documents.

Ladenburg is a full service investment bank providing investment banking, brokerage, equity research, institutional sales and trading, and asset management services. In the ordinary course of business, Ladenburg, certain of our affiliates, as well as investment funds in which we or our affiliates may have financial interests, may acquire, hold or sell long or short positions, or trade or otherwise effect transactions in debt, equity, and other securities and financial instruments (including bank loans and other obligations) of, or investments in, VeriChip or Steel Vault, any other party that may be involved in the Merger and/or their respective affiliates.

We have been retained to render an opinion as to whether, on the date of such opinion the Exchange Ratio to be paid by VeriChip in the Merger is fair, from a financial point of view, to the Unaffiliated Stockholders of VeriChip.

Our opinion does not address any other term or aspect of the Merger or the Merger Documents, including, but not limited to, the fairness of the Merger to, or any consideration therewith by, any other stockholders, creditors or other constituencies nor as to the fairness of the amount or nature of the compensation to any officers, directors or employees of any parties to the Merger, or class of such persons, relative to the Exchange Ratio to be received by the Unaffiliated Stockholders, or otherwise. We do not express any opinion as to the underlying valuation or future performance of VeriChip or Steel Vault, or the price at which VeriChip’s or Steel Vault’s securities might trade at any time in the future.

We have not been requested to opine as to, and our opinion does not address, the relative merits of the Merger as compared to any alternative business strategy that might exist for VeriChip, the decision of whether VeriChip should complete the Merger, and other alternatives to the Merger that might exist for VeriChip. The financial and other terms of the Merger were determined pursuant to negotiations between VeriChip, Steel Vault and each of their respective advisors, and not pursuant to any recommendation from us.

In arriving at our opinion, we took into account an assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions and securities valuations generally and, among other things:

•	Reviewed a draft of the Agreement dated as of September 3, 2009 and a draft of the Waiver Agreement dated September 1, 2009.

•	Reviewed publicly available financial information and other data with respect to VeriChip that we deemed relevant, including the Annual Report on Form 10-K for the year ended December 31, 2008, the Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, and the Current Report on Form 8-K filed August 31, 2009.

•	Reviewed non-public information and other data with respect to VeriChip.

•	Reviewed publicly available financial information and other data with respect to Steel Vault that we deemed relevant, including the Annual Report on Form 10-K for the year ended September 30. 2008,

The Special Committee of the Board of Directors
VeriChip Corporation
September 3, 2009

the Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, and the Definitive Proxy Statement on Schedule 14A filed February 9, 2009, as amended.

•	Reviewed non-public information and other data with respect to Steel Vault, including, financial projections for the periods through December 31, 2012 (the “Projections”), and other internal financial information and management reports.

•	Reviewed and analyzed the Merger’s pro forma impact on VeriChip’s outstanding securities and stockholders ownership.

•	Considered the historical financial results and present financial condition of VeriChip and Steel Vault.

•	Reviewed and compared the trading of, and the trading market for, each of the VeriChip Common Stock and the Steel Vault Common Stock, and two general market indices.

•	Reviewed the exchange ratio implied by the respective stock prices of the VeriChip Common Stock and the Steel Vault Common Stock over various periods.

•	Reviewed and prepared a sum of the parts analysis of VeriChip’s assets.

•	Reviewed and analyzed Steel Vault’s projected unlevered free cash flows derived from the Projections and prepared a discounted cash flow analysis.

•	Reviewed and analyzed certain financial characteristics of publicly-traded companies that were deemed to have characteristics comparable to Steel Vault.

•	Reviewed and analyzed certain financial characteristics of target companies in transactions where such target company was deemed to have characteristics comparable to that of Steel Vault.

•	Reviewed and discussed with VeriChip’s and Steel Vault’s management certain financial and operating information furnished by them, including financial analyses and the Projections with respect to VeriChip’s and Steel Vault’s business and operations.

•	Performed such other analyses and examinations as were deemed appropriate.

In arriving at our opinion, with your consent, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial and other information that was supplied or otherwise made available to us and we have further relied upon the assurances of VeriChip’s and Steel Vault’s management that they were not aware of any facts or circumstances that would make any such information inaccurate or misleading. With respect to the financial information and the Projections reviewed, we assumed that such information was reasonably prepared on a basis reflecting the best currently available estimates and judgments, and that such information provides a reasonable basis upon which we could make our analysis and form an opinion. We have not evaluated the solvency or fair value of VeriChip or Steel Vault, including without limitation any actuarial analyses, under any applicable foreign, state or federal laws relating to bankruptcy, insolvency or similar matters. We have not physically inspected VeriChip’s or Steel Vault’s properties and facilities and have not made or obtained any evaluations or appraisals of VeriChip’s or Steel Vault’s assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities). We have not attempted to confirm whether VeriChip or Steel Vault have good title to their respective assets.

We assumed that the Merger will be consummated in a manner that complies in all respects with applicable foreign, federal, state and local laws, rules and regulations. We have assumed, with your consent, that the final executed form of the Merger Documents do not differ in any material respect from the drafts we have reviewed and that the Merger will be consummated on the terms set forth in the Merger Documents, without further amendments thereto, and without waiver by VeriChip of conditions to any of its obligations

The Special Committee of the Board of Directors
VeriChip Corporation
September 3, 2009

thereunder or in the alternative that any such amendments or waivers thereto will not be detrimental to VeriChip or its stockholders in any material respect. We also have assumed, with your consent, that obtaining the necessary regulatory or third party approvals and consents for the Merger will not have an adverse effect on VeriChip or the Merger. We have also assumed that the representations and warranties of the parties thereto contained in the Merger Documents are true and correct and that each such party will perform all of the covenants and agreements to be performed by it under the Merger Documents. At your direction, we have not been asked to, nor do we, offer any opinion as to the contractual terms of the Merger Documents, the prospect that the conditions set forth in the Merger Documents will be satisfied. We have further assumed, with your consent, that for U.S. federal tax income purposes the Merger shall qualify as a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended.

Our analysis and opinion are necessarily based upon market, economic and other conditions, as they exist on, and could be evaluated as of, September 3, 2009. Accordingly, although subsequent developments may affect our opinion, we do not assume any obligation to update, review or reaffirm our opinion to you or any other person.

Our opinion is for the use and benefit of the Special Committee of the Board of Directors of VeriChip in connection with its consideration of the Merger. Our opinion may not be used by any other person, including the stockholders, noteholders, lenders or creditors of VeriChip or for any other purpose without our prior written consent. Our opinion is not intended to and does not constitute an opinion or recommendation to any of VeriChip’s stockholders as to how such stockholder should vote or act with respect to the Merger, should a vote of such stockholders be required, or any matter relating thereto. Our opinion should not be construed as creating any fiduciary duty on our part to any party to the Merger Documents or any other person.

In connection with our services, and pursuant to that certain Fairness Opinion Agreement between Ladenburg and the Special Committee of the Board of Directors of VeriChip dated August 19, 2009 (the “Ladenburg Engagement Agreement”), we have received a retainer and are entitled to receive the balance of our fee, which is not contingent upon the completion of the Merger, when we notify VeriChip that we are prepared to deliver our opinion. Also, pursuant to the Ladenburg Engagement Agreement, VeriChip has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. Ladenburg has not previously provided, nor are there any pending agreements to provide, any other services to VeriChip.

Under our policies and procedures, a fairness committee did not approve or issue this opinion and was not required to do so.

Based upon and subject to the foregoing, it is our opinion that, as of the date of this letter, the Exchange Ratio to be paid by VeriChip in the Merger is fair, from a financial point of view, to the Unaffiliated Stockholders of VeriChip.

Very truly yours,

/s/ Ladenburg Thalmann & Co. Inc.
Ladenburg Thalmann & Co. Inc.

Annex C

September 4, 2009

Special Committee of the Board of Directors
Steel Vault Corporation
1690 South Congress Avenue
Suite 200
Delray Beach, FL 33445

Members of the Special Committee of the Board:

You have asked us our opinion as to the fairness, from a financial point of view, to the holders of the common stock, par value $0.01 per share (“Steel Vault Common Stock”), of Steel Vault Corporation (“Steel Vault” or “the Company”), of the Consideration (as defined below) to be received by such holders pursuant to the terms of the draft Agreement and Plan of Reorganization, dated as of August 31, 2009 (the “Agreement”), by and among Steel Vault, VeriChip Corporation (“VeriChip” or “Acquiror”) and VeriChip Acquisition Corporation (“MergerCo”). The Agreement provides for, among other things, the merger of MergerCo with and into Steel Vault (the “Merger”) pursuant to which (a) each outstanding share of Steel Vault Common Stock will be converted into the right to receive one half (.5) share of VeriChip Common Stock, (b) the outstanding balance of Steel Vault’s convertible note payable to VeriChip will be forgiven, and (c) the remaining liabilities of Steel Vault will effectively be assumed by VeriChip, although the Company may survive the merger and in such case the liabilities would still technically exist at the Company as a wholly owned subsidiary of Verichip (the “Consideration”).

In arriving at our opinion, we have:

1. reviewed the Agreement;

2. reviewed certain publicly available business and financial information relating to Steel Vault and VeriChip;

3. reviewed certain other information relating to Steel Vault provided to or discussed with us by the Company, including (i) financial forecasts relating to the Company and (ii) certain industry and business information thereto prepared by the management of the Company;

4. discussed the past and present operations and financial condition and the prospects of the Company with senior executives of Steel Vault;

5. reviewed certain information regarding the amount and timing of potential cost efficiencies gained through the Merger;

6. reviewed and compared the historical stock pricing and trading history for the shares of both Steel Vault and Verichip, and in the case of Steel Vault compared that data with similar data for other publicly held companies in businesses we deemed relevant in evaluating Steel Vault;

Special Committee of the Board of Directors
Steel Vault Corporation
September 4, 2009

7. considered, to the extent publicly available, the financial terms of certain other merger or acquisition transactions, which we deemed to be relevant, which have been effected or announced;

8. considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not independently verified any of the foregoing information and we have assumed and relied upon such information being complete and accurate in all material respects. With respect to the financial forecasts for Steel Vault that we have used in our analyses, the management of Steel Vault has advised us, and we have assumed, with your consent, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Steel Vault as to the future financial performance of the Company both before and after giving effect to certain industry and business information referred to above. We also have assumed, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Steel Vault or the Merger and that the Merger will be consummated in accordance with the terms of the draft Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. In addition, we have not been requested to make, and have not made, an independent appraisal of the assets or liabilities (contingent or otherwise) of Steel Vault, nor have we been furnished with any such evaluations or appraisals.

Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, to the holders of Steel Vault Common Stock of the Consideration to be received in the Merger and does not address any other aspect or implication of the Merger or any other agreement, arrangement or understanding entered into in connection with the Merger or otherwise or the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the Merger, or class of such persons, relative to the Consideration or otherwise. The issuance of this opinion was approved by our authorized internal committee.

Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. These conditions have been and remain subject to extraordinary levels of volatility and uncertainty and we express no view as to the impact of such volatility and uncertainty on Steel Vault or the Merger. We were not requested to and did not solicit any expressions of interest from any other parties with respect to the sale of the Company or transfer of assets or liabilities of Steel Vault or any alternative transaction. We did not participate in the negotiations with respect to the terms of the Merger. Consequently, we have assumed that such terms are the most beneficial terms from Steel Vault’s perspective that could under the circumstances be negotiated among the parties to the Merger, and no opinion is expressed as to whether any alternative transaction might produce consideration for Steel Vault in an amount in excess of that contemplated in the Merger. Our opinion does not address the relative merits of the Merger as compared to alternative transactions or strategies that might be available to Steel Vault, nor does it address the underlying business decision of the Company to proceed with the Merger.

We have acted as investment banker to Steel Vault in connection only with the fairness opinion from which we will receive a fee upon the rendering of our opinion. In addition, Steel Vault has agreed to indemnify us for certain liabilities and other items arising out of or related to our engagement. We may in the future provide financial advice and services, to Steel Vault, VeriChip and their respective affiliates for which

Special Committee of the Board of Directors
Steel Vault Corporation
September 4, 2009

we would expect to receive compensation. We have no previous business agreements or relationships with either Steel Vault or VeriChip.

In arriving at this opinion, we did not attribute any particular weight to any analysis or factor considered, but rather made the qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, we believe that our analysis must be considered as a whole and that selecting portions of the analyses, without considering all analyses, would create an incomplete view of the process underlying this opinion.

It is understood that this letter is for the information of the Special Committee of the Board of Directors of Steel Vault in connection with its evaluation of the Merger and does not constitute advice or a recommendation to any shareholder as to how such shareholder should vote or act on any matter relating to the proposed Merger. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Hyde Park Capital Advisors, LLC to any such party. This opinion is not to be quoted or referred to, in whole or in part, without our prior written consent, which will not be unreasonably withheld.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received in the Merger by the holders of Steel Vault Common Stock is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Hyde Park Capital Advisors, LLC
Hyde Park Capital Advisors, LLC

ANNEX D

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION
OF
VERICHIP CORPORATION

It is hereby certified that:

1. The name of the corporation (hereinafter called the “Corporation”) is VeriChip Corporation.

2. The Certificate of Incorporation of the Corporation is hereby amended by changing the Article numbered “I” so that, as amended, said Article shall be and read as follows:

ARTICLE I

NAME

The name of the corporation is PositiveID Corporation.

3. The Certificate of Incorporation of the Corporation is hereby amended by changing the first paragraph of the Article numbered “IV” so that, as amended, said paragraph of said Article shall be and read as follows:

ARTICLE IV

CAPITALIZATION

The total number of shares of all classes of capital stock which the Corporation is authorized to issue is 75,000,000 shares, consisting of 70,000,000 shares of common stock, par value $0.01 per share (the “Common Stock”) and 5,000,000 shares of preferred stock, par value $0.001 per shares (the “Preferred Stock”).

4. Pursuant to a resolution of its Board of Directors, a meeting of stockholders of the Corporation was duly called and held, on    •, 2009 upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which meeting the necessary number of shares as required by statute were voted in favor of the amendments.

5. The foregoing amendments were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

NOW, THEREFORE, the Corporation has caused this Certificate to be signed this    •     day of    •, 2009.

By:
Name:     William J. Caragol

Title:	Acting Chief Financial Officer

D-1

ANNEX E

VERICHIP CORPORATION
2009 STOCK INCENTIVE PLAN

1. Purposes of the Plan.  The purposes of this Stock Incentive Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to Employees and Consultants, and to promote the long-term success of the Company’s business and to link participants’ directly to stockholder interests through increased stock ownership. Awards granted under the Plan may be Incentive Stock Options, Nonqualified Stock Options, Stock Appreciation Rights, Restricted Stock Awards, Performance Units, Performance Shares, Cash Awards and Other Stock Based Awards.

2. Definitions.  As used herein, the following definitions shall apply:

(a) “Administrator” means the Board or any Committee or Officer as shall be administering the Plan, in accordance with Section 4 of the Plan.

(b) “Affiliate” means a Parent, a Subsidiary, an entity that is not a Parent or Subsidiary but which has a direct or indirect ownership interest in the Company or in which the Company has a direct or indirect ownership interest, an entity that is a customer or supplier of the Company, an entity that renders services to the Company, or an entity that has an ownership or business affiliation with any entity previously described in this Section 2(b).

(c) “Applicable Law” means the legal requirements relating to the administration of the Plan under applicable federal, state, local and foreign corporate, tax and securities laws, and the rules and requirements of any stock exchange or quotation system on which the Common Stock is listed or quoted.

(d) “Award” means an Option, Stock Appreciation Right, Restricted Stock Award, Performance Unit or Performance Share, Cash Award or Other Stock Based Award granted under the Plan.

(e) “Award Agreement” means the agreement, notice and/or terms or conditions by which an Award is evidenced, documented in such form (including by electronic communication) as may be approved by the Administrator.

(f) “Board” means the Board of Directors of the Company.

(g) “Cash Award” means an award payable in the form of cash.

(h) “Change in Control” means the happening of any of the following:

(i) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” as such term is used in Section 13(d) and 14(d) of the Exchange Act (other than any trustee or other fiduciary holding securities under any employee benefit plan of the Company, or any company owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of stock of the Company), is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities entitled generally to vote in the election of the Board (other than the occurrence of any contingency);

(ii) the stockholders of the Company approve a merger or consolidation of the Company with any other corporation or entity, which is consummated, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; or

(iii) the effective date of a complete liquidation of the Company or the consummation of an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets, which in both cases are approved by the stockholders of the Company as may be required by law.

(i) “Code” means the Internal Revenue Code of 1986, as amended.

(j) “Committee” means a committee appointed by the Board in accordance with Section 4 of the Plan.

(k) “Compensation Committee” means the Compensation Committee of the Board.

(l) “Common Stock” means the common stock, $.01 par value, of the Company.

(m) “Company” means VeriChip Corporation.

(n) “Consultant” means any person, including an advisor, engaged by the Company or an Affiliate and who is compensated for such services, including without limitation non-Employee Directors. In addition, as used herein, “consulting relationship” shall be deemed to include service by a non-Employee Director as such.

(o) “Continuous Status as an Employee or Consultant” means that the employment or consulting relationship is not interrupted or terminated by the Company or Affiliate, as applicable. Continuous Status as an Employee or Consultant shall not be considered interrupted in the case of (i) any leave of absence approved in writing by the Board, an Officer, or a person designated in writing by the Board or an Officer as authorized to approve a leave of absence, including sick leave, military leave, or any other personal leave; provided, however, that for purposes of Incentive Stock Options, any such leave may not exceed 90 days, unless reemployment upon the expiration of such leave is guaranteed by contract (including certain Company policies) or statute, or (ii) transfers between locations of the Company or between the Company, a Parent, a Subsidiary or successor of the Company; or (iii) a change in the status of the Grantee from Employee to Consultant or from Consultant to Employee.

(p) “Covered Stock” means the Common Stock subject to an Award.

(q) “Date of Grant” means the date on which the Administrator makes the determination granting the Award, or such other later date as is determined by the Administrator. Notice of the determination shall be provided to each Grantee within a reasonable time after the Date of Grant.

(r) “Date of Termination” means the date on which a Grantee’s Continuous Status as an Employee or Consultant terminates.

(s) “Director” means a member of the Board or a member of the Board of Directors of a Parent or Subsidiary.

(t) “Disability” means total and permanent disability as defined in Section 22(e)(3) of the Code.

(u) “Employee” means any person, including Officers and Directors, employed by the Company or any Affiliate. Neither service as a Director nor payment of a director’s fee by the Company shall be sufficient to constitute “employment” by the Company.

(v) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(w) “Fair Market Value” means the value of a share of Common Stock. If the Common Stock is actively traded on any national securities exchange, including, but not limited to, the NASDAQ Stock Market or the New York Stock Exchange, Fair Market Value shall mean the closing price at which sales of Common Stock shall have been sold on the date of determination, as reported by any such exchange selected by the Administrator on which the shares of Common Stock are then traded. If the shares of Common Stock are not actively traded on any such exchange, Fair Market Value shall mean the arithmetic mean of the bid and asked prices for the shares of Common Stock on the most recent trading date within a reasonable period prior to the determination date as reported by such exchange. If there are no bid and asked prices within a reasonable period or if the shares of Common Stock are not traded on any exchange as of the determination date, Fair Market Value shall mean the fair market value of a share of Common Stock as determined by the Administrator taking into account such facts and circumstances deemed to be material by the Administrator to the value of the Common Stock in the hands of the Grantee; provided that, for purposes of granting awards other than Incentive Stock Options, Fair Market Value of a share of Common Stock may be determined by the Administrator by reference to the average market value determined over a period certain or as of specified dates, to a tender offer price for the shares of Common Stock (if settlement of an award is triggered by such an event) or to any other reasonable measure of fair market value and provided further that, for purposes of granting Incentive Stock Options, Fair Market Value of a share of Common Stock shall be determined in accordance with the valuation principles described in the regulations promulgated under Code Section 422.

(x) “Grantee” means an individual who has been granted an Award.

(y) “Incentive Stock Option” means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(z) “Nonqualified Stock Option” means an Option not intended to qualify as an Incentive Stock Option.

(aa) “Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(bb) “Option” means a stock option granted under the Plan.

(cc) “Other Stock Based Award” means an award that is valued in whole or in part by reference to, or is otherwise based on, Common Stock.

(dd) “Parent” means a corporation, whether now or hereafter existing, in an unbroken chain of corporations ending with the Company if each of the corporations other than the Company holds at least 50 percent of the voting shares of one of the other corporations in such chain.

(ee) “Performance Based Compensation” means compensation which meets the requirements of Section 162(m)(4)(C) of the Code.

(ff) “Performance Based Restricted Stock” means an Award of Restricted Stock which meets the requirements of Section 162(m)(4)(C) of the Code, as described in Section 8(b) of the Plan.

(gg) “Performance Period” means the time period during which the performance goals established by the Administrator with respect to a Performance Unit or Performance Share, pursuant to Section 9 of the Plan, must be met.

(hh) “Performance Share” has the meaning set forth in Section 9 of the Plan.

(ii) “Performance Unit” has the meaning set forth in Section 9 of the Plan.

(jj) “Plan” means this VeriChip Corporation 2009 Stock Incentive Plan, as amended and restated.

(kk) “Restricted Stock Award” means Shares that are awarded to a Grantee pursuant to Section 8 of the Plan.

(ll) “Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to the Plan.

(mm) “Share” means a share of the Common Stock, as adjusted in accordance with Section 13 of the Plan.

(nn) “Stock Appreciation Right” or “SAR” means the right to receive an amount equal to the appreciation, if any, in the Fair Market Value of a Share from the date of the grant of the right to the date of its payment, as set forth in Section 7 of the Plan.

(oo) “Subsidiary” means a corporation, domestic or foreign, of which not less than 50 percent of the voting shares are held by the Company or a Subsidiary, whether or not such corporation now exists or is hereafter organized or acquired by the Company or a Subsidiary.

3. Stock Subject to the Plan.  Subject to the provisions of Section 13 of the Plan and except as otherwise provided in this Section 3, the maximum aggregate number of Shares that may be subject to Awards under the

Plan since the Plan became effective is 5,000,000 Shares, of which 5,000,000 can be issued as Incentive Stock Options. The Shares may be authorized, but unissued, or reacquired Common Stock. If an Award expires or becomes unexercisable without having been exercised in full the remaining Shares that were subject to the Award shall become available for future Awards under the Plan (unless the Plan has terminated). With respect to Options and Stock Appreciation Rights, if the payment upon exercise of an Option or SAR is in the form of Shares, the Shares subject to the Option or SAR shall be counted against the available Shares as one Share for every Share subject to the Option or SAR, regardless of the number of Shares used to settle the SAR upon exercise.

4. Administration of the Plan.

(a) Procedure.

(i) Multiple Administrative Bodies.  The Plan may be administered by different bodies with respect to different groups of Employees and Consultants, provided however, that the administrative authority set forth in items (vii), (viii), (ix), (xii), (xiii), (xiv), (xv), and (xvi) of Section 4(b) below shall be exercised only by the Compensation Committee. Except as provided below, the Plan shall be administered by (A) the Board or (B) a committee designated by the Board and constituted to satisfy Applicable Law.

(ii) Rule 16b-3.  To the extent the Board or the Compensation Committee considers it desirable for transactions relating to Awards to be eligible to qualify for an exemption under Rule 16b-3, the transactions contemplated under the Plan shall be structured to satisfy the requirements for exemption under Rule 16b-3.

(iii) Section 162(m) of the Code.  To the extent the Board or the Compensation Committee considers it desirable for compensation delivered pursuant to Awards to be eligible to qualify for an exemption from the limit on tax deductibility of compensation under Section 162(m) of the Code, the transactions contemplated under the Plan shall be structured to satisfy the requirements for exemption under Section 162(m) of the Code.

(iv) Authorization of Officers to Grant Options.  In accordance with Applicable Law, the Board may, by a resolution adopted by the Board, authorize one or more Officers to designate Officers and Employees (excluding the Officer so authorized) to be Grantees of Options and determine the number of Options to be granted to such Officers and Employees; provided, however, that the resolution adopted by the Board so authorizing such Officer or Officers shall specify the total number and the terms (including the exercise price, which may include a formula by which such price may be determined) of Options such Officer or Officers may so grant.

(b) Powers of the Administrator.  Subject to the provisions of the Plan, and in the case of a Committee or an Officer, subject to the specific duties delegated by the Board to such Committee or Officer, the Administrator shall have the authority, in its sole and absolute discretion:

(i) to determine the Fair Market Value of the Common Stock, in accordance with Section 2(w) of the Plan;

(ii) to select the Grantees to whom Awards will be granted under the Plan;

(iii) to determine whether, when, to what extent and in what types and amounts Awards are granted under the Plan;

(iv) to determine the number of shares of Common Stock to be covered by each Award granted under the Plan;

(v) to determine the forms of Award Agreements, which need not be the same for each grant or for each Grantee, and which may be delivered electronically, for use under the Plan;

(vi) to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted under the Plan. Such terms and conditions, which need not be the same for each grant or for each Grantee, include, but are not limited to, the exercise price, the time or times when Options and SARs may be exercised (which may be based on performance criteria), the extent to which vesting is suspended during a leave of absence, any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Award or the shares of Common Stock relating thereto, based in each case on such factors as the Administrator shall determine;

(vii) to construe and interpret the terms of the Plan and Awards;

(viii) to prescribe, amend and rescind rules and regulations relating to the Plan, including, without limiting the generality of the foregoing, rules and regulations relating to the operation and administration of the Plan to accommodate the specific requirements of local and foreign laws and procedures;

(ix) to modify or amend each Award (subject to Section 15 of the Plan). However, the Administrator may not modify or amend any outstanding Option or SAR to reduce the exercise price of such Option or SAR, as applicable, below the exercise price as of the Date of Grant of such Option or SAR. In addition, no Option or SAR may be granted in exchange for, or in connection with, the cancellation or surrender of an Option or SAR or other Award having a lower exercise price;

(x) to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator;

(xi) to determine the terms and restrictions applicable to Awards;

(xii) to make such adjustments or modifications to Awards granted to Grantees who are Employees of foreign Subsidiaries as are advisable to fulfill the purposes of the Plan or to comply with Applicable Law;

(xiii) to delegate its duties and responsibilities under the Plan with respect to sub-plans applicable to foreign Subsidiaries, except its duties and responsibilities with respect to Employees who are also Officers or Directors subject to Section 16(b) of the Exchange Act;

(xiv) to provide any notice or other communication required or permitted by the Plan in either written or electronic form;

(xv) to correct any defect or supply any omission, or reconcile any inconsistency in the Plan, or in any Award Agreement, in the manner and to the extent it shall deem necessary or expedient to make the Plan fully effective; and

(xvi) to make all other determinations deemed necessary or advisable for administering the Plan.

(c) Effect of Administrator’s Decision.  The Administrator’s decisions, determinations and interpretations shall be final and binding on all Grantees and any other holders of Awards.

5. Eligibility and General Conditions of Awards.

(a) Eligibility.  Awards other than Incentive Stock Options may be granted to Employees and Consultants. Incentive Stock Options may be granted only to Employees. If otherwise eligible, an Employee or Consultant who has been granted an Award may be granted additional Awards.

(b) Maximum Term.  Subject to the following provision, the term during which an Award may be outstanding shall not extend more than ten years after the Date of Grant, and shall be subject to earlier termination as specified elsewhere in the Plan or Award Agreement.

(c) Award Agreement.  To the extent not set forth in the Plan, the terms and conditions of each Award, which need not be the same for each grant or for each Grantee, shall be set forth in an Award Agreement. The Administrator, in its sole and absolute discretion, may require as a condition to any Award Agreement’s effectiveness that the Award Agreement be executed by the Grantee, including by electronic signature or other electronic indication of acceptance, and that the Grantee agree to such further terms and conditions as specified in the Award Agreement. Except as otherwise provided in an Agreement, all capitalized terms used in the Agreement shall have the same meaning as in the Plan, and the Agreement shall be subject to all of the terms of the Plan.

(d) Termination of Employment or Consulting Relationship.  In the event that a Grantee’s Continuous Status as an Employee or Consultant terminates (other than upon the Grantee’s Retirement (defined below), death, Disability, or Termination by Employer Not for Cause (defined below)), then, unless otherwise provided by the Award Agreement, and subject to Section 13 of the Plan:

(i) the Grantee may exercise his or her unexercised Option or SAR, but only within such period of time as is determined by the Administrator, and only to the extent that the Grantee was entitled to exercise it at the Date of Termination (but in no event later than the expiration of the term of such Option or SAR as set forth in the Award Agreement). In the case of an Incentive Stock Option, the Administrator shall determine such period of time (in no event to exceed three months from the Date of Termination) when the Option is granted. If, at the Date of Termination, the Grantee is not entitled to exercise his or her entire Option or SAR, the Shares covered by the unexercisable portion of the Option or SAR shall revert to the Plan. If, after the Date of Termination, the Grantee does not exercise his or her Option or SAR within the time specified by the Administrator, the Option or SAR shall terminate, and the Shares covered by such Option or SAR shall revert to the Plan;

(ii) the Grantee’s Restricted Stock Awards, to the extent forfeitable immediately before the Date of Termination, shall thereupon automatically be forfeited;

(iii) the Grantee’s Restricted Stock Awards that were not forfeitable immediately before the Date of Termination shall promptly be settled by delivery to the Grantee of a number of unrestricted Shares equal to the aggregate number of the Grantee’s vested Restricted Stock Awards; and

(iv) any Performance Shares or Performance Units with respect to which the Performance Period has not ended as of the Date of Termination shall terminate immediately upon the Date of Termination.

(e) Disability of Grantee.  In the event that a Grantee’s Continuous Status as an Employee or Consultant terminates as a result of the Grantee’s Disability, then, unless otherwise provided by the Award Agreement, such termination shall have no effect on the Grantee’s outstanding Awards. The Grantee’s Awards shall continue to vest and remain outstanding and exercisable until they expire by their terms. In the case of an Incentive Stock Option, any option not exercised within 12 months of the date of termination of the Grantee’s Continuous Status as an Employee or Consultant due to Disability will be treated as a Nonqualified Stock Option.

(f) Death of Grantee.  In the event of the death of a Grantee, then, unless otherwise provided by the Award Agreement, such termination shall have no effect on Grantee’s outstanding Awards. The Grantee’s Awards shall continue to vest and remain outstanding and exercisable until they expire by their terms. In the case of an Incentive Stock Option, any option not exercised within 12 months of the date of termination of Grantee’s Continuous Status as an Employee or Consultant due to death will be treated as a Nonqualified Stock Option.

(g) Retirement of Grantee.  Except as otherwise provided in Section 5(g)(i) below, in the event that a Grantee’s Continuous Status as an Employee or Consultant terminates after the Grantee’s attainment of age 65 (hereinafter, “Retirement”), then, unless otherwise provided by the Award Agreement, such termination shall have no effect on Grantee’s outstanding Awards. The Grantee’s Awards shall continue to vest and remain outstanding and exercisable until they expire by their terms. In the case of an Incentive Stock Option, any option not exercised within 3 months of the termination of Grantee’s Continuous Status as an Employee or Consultant due to Retirement will be treated as a Nonqualified Stock Option.

(h) Termination by Employer Not for Cause.  In the event that a Grantee’s Continuous Status as an Employee or Consultant is terminated by the Employer without Cause (hereinafter, “Termination by Employer Not for Cause”), then, unless otherwise provided by the Award Agreement, such termination shall have no effect on Grantee’s outstanding Awards. Grantee’s Awards shall continue to vest and remain outstanding and exercisable until they expire by their terms. In the case of an Incentive Stock Option, any option not exercised within 3 months of the date of will be treated as a Nonqualified Stock Option. In the case of a Grantee who is a Director, the Grantee’s service as a Director shall be deemed to have been terminated without Cause if the Participant ceases to serve in such a position solely due to the failure to be reelected or reappointed, as the case may be, and such failure is not a result of an act or omission which would constitute Cause.

(i) Termination for Cause.  Notwithstanding anything herein to the contrary, if a Grantee is an Employee of the Company and is “Terminated for Cause”, as defined herein below, or violates any of the terms of their employment after they have become vested in any of their rights herein, the Grantee’s full interest in such rights shall terminate on the date of such termination of employment and all rights thereunder shall cease. Whether a Participant’s employment is Terminated for Cause shall be determined by the Board. Cause shall mean gross negligence, willful misconduct, flagrant or repeated violations of the Company’s policies, rules or ethics, a material breach by the Grantee of any employment agreement between the Grantee and the Company, intoxication, substance abuse, sexual or other unlawful harassment, disclosure of confidential or proprietary information, engaging in a business competitive with the Company, or dishonest, illegal or immoral conduct.

(j) Nontransferability of Awards.

(i) Except as provided in Section 5(j)(iii) below, each Award, and each right under any Award, shall be exercisable only by the Grantee during the Grantee’s lifetime, or, if permissible under Applicable Law, by the Grantee’s guardian or legal representative.

(ii) Except as provided in Section 5(j)(iii) below, no Award (prior to the time, if applicable, Shares are issued in respect of such Award), and no right under any Award, may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Grantee otherwise than by will or by the laws of descent and distribution (or in the case of Restricted Stock Awards, to the Company) and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or any Subsidiary; provided, that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance.

(iii) To the extent and in the manner permitted by Applicable Law, and to the extent and in the manner permitted by the Administrator, and subject to such terms and conditions as may be prescribed by the Administrator, a Grantee may transfer an Award to:

(A) a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the Grantee (including adoptive relationships);

(B) any person sharing the employee’s household (other than a tenant or employee);

(C) a trust in which persons described in (A) and (B) have more than 50 percent of the beneficial interest;

(D) a foundation in which persons described in (A) or (B) or the Grantee control the management of assets; or

(E) any other entity in which the persons described in (A) or (B) or the Grantee own more than 50 percent of the voting interests;

provided such transfer is not for value. The following shall not be considered transfers for value: a transfer under a domestic relations order in settlement of marital property rights, and a transfer to an entity in which more than 50 percent of the voting interests are owned by persons described in (A) above or the Grantee, in exchange for an interest in such entity.

6. Stock Options.

(a) Limitations.

(i) Each Option shall be designated in the Award Agreement as either an Incentive Stock Option or a Nonqualified Stock Option. Any Option designated as an Incentive Stock Option:

(A) shall not have an aggregate Fair Market Value (determined for each Incentive Stock Option at the Date of Grant) of Shares with respect to which Incentive Stock Options are exercisable for the first time by the Grantee during any calendar year (under the Plan and any other employee stock option plan of the Company or any Parent or Subsidiary (“Other Plans”)), determined in accordance with the provisions of Section 422 of the Code, that exceeds $100,000 (the “$100,000 Limit”);

(B) shall, if the aggregate Fair Market Value of Shares (determined on the Date of Grant) with respect to the portion of such grant that is exercisable for the first time during any calendar year (“Current Grant”) and all Incentive Stock Options previously granted under the Plan and any Other Plans that are exercisable for the first time during a calendar year (“Prior Grants”) would exceed the $100,000 Limit, be exercisable as follows:

(1) The portion of the Current Grant that would, when added to any Prior Grants, be exercisable with respect to Shares that would have an aggregate Fair Market Value (determined as of the respective Date of Grant for such Options) in excess of the $100,000 Limit shall, notwithstanding the terms of the Current Grant, be exercisable for the first time by the Grantee in the first subsequent calendar year or years in which it could be exercisable for the first time by the Grantee when added to all Prior Grants without exceeding the $100,000 Limit; and

(2) If, viewed as of the date of the Current Grant, any portion of a Current Grant could not be exercised under the preceding provisions of this Section 6(a)(i)(B) during any calendar year commencing with the calendar year in which it is first exercisable through and including the last calendar year in which it may by its terms be exercised, such portion of the Current Grant shall not be an Incentive Stock Option, but shall be exercisable as a separate Option at such date or dates as are provided in the Current Grant.

(ii) No Employee shall be granted, in any fiscal year of the Company, Options to purchase more than 1,500,000 Shares. The limitation described in this Section 6(a)(ii) shall be adjusted proportionately in connection with any change in the Company’s capitalization as described in Section 13 of the Plan. If an Option is canceled in the same fiscal year of the Company in which it was granted (other than in connection with a transaction described in Section 13 of the Plan), the canceled Option will be counted against the limitation described in this Section 6(a)(ii).

(b) Term of Option.  The term of each Option shall be stated in the Award Agreement; provided, however, that the term shall be 10 years from the date of grant or such shorter term as may be provided in the Award Agreement. Moreover, in the case of an Incentive Stock Option granted to a Grantee who, at the time the Incentive Stock Option is granted, owns stock representing more than 10 percent of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Incentive Stock Option shall be five years from the date of grant or such shorter term as may be provided in the Award Agreement.

(c) Option Exercise Price and Consideration.

(i) Exercise Price.  The per share exercise price for the Shares to be issued pursuant to exercise of an Option shall be determined by the Administrator and, except as otherwise provided in this Section 6(c)(i), shall be no less than 100 percent of the Fair Market Value per Share on the Date of Grant.

(A) In the case of an Incentive Stock Option granted to an Employee who on the Date of Grant owns stock representing more than 10 percent of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price shall be no less than 110 percent of the Fair Market Value per Share on the Date of Grant.

(B) Any Option that is (1) granted to a Grantee in connection with the acquisition (“Acquisition”), however effected, by the Company of another corporation or entity (“Acquired Entity”) or the assets thereof, (2) associated with an option to purchase shares of stock or other equity interest of the Acquired Entity or an affiliate thereof (“Acquired Entity Option”) held by such Grantee immediately prior to such Acquisition, and (3) intended to preserve for the Grantee the economic value of all or a portion of such Acquired Entity Option, may be granted with such exercise price as the Administrator determines to be necessary to achieve such preservation of economic value.

(d) Waiting Period and Exercise Dates.  At the time an Option is granted, the Administrator shall fix the period within which the Option may be exercised and shall determine any conditions that must be satisfied before the Option may be exercised. An Option shall be exercisable only to the extent that it is vested according to the terms of the Award Agreement.

(e) Form of Consideration.  The Administrator shall determine the acceptable form of consideration for exercising an Option, including the method of payment. In the case of an Incentive Stock Option, the Administrator shall determine the acceptable form of consideration at the time of grant. The acceptable form of consideration may consist of any combination of the following: cash; pursuant to procedures approved by the Administrator, through the sale of the Shares acquired on exercise of the Option through a broker-dealer to whom the Grantee has submitted an irrevocable notice of exercise and irrevocable instructions to deliver promptly to the Company the amount of sale or loan proceeds sufficient to pay the exercise price, together with, if requested by the Company, the amount of federal, state, local or foreign withholding taxes payable by the Grantee by reason of such exercise (a “cashless exercise”) or; subject to the approval of the Administrator:

(i) by the surrender of all or part of an Award (including the Award being exercised);

(ii) by the tender to the Company of Shares owned by the Grantee and registered in his name having a Fair Market Value equal to the amount due to the Company;

(iii) in other property, rights and credits deemed acceptable by the Administrator, including the Participant’s promissory note; or

(iv) such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Law and deemed acceptable by the Administrator.

(f) Exercise of Option.

(i) Procedure for Exercise; Rights as a Shareholder.

(A) Any Option granted hereunder shall be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement.

(B) An Option may not be exercised for a fraction of a Share.

(C) An Option shall be deemed exercised when the Company receives:

(1) written or electronic notice of exercise (in accordance with the Award Agreement and any action taken by the Administrator pursuant to Section 4(b) of the Plan or otherwise) from the person entitled to exercise the Option, and

(2) full payment for the Shares with respect to which the Option is exercised.

(D) Shares issued upon exercise of an Option shall be issued in the name of the Grantee or, if requested by the Grantee, in the name of the Grantee and his or her spouse. Until the stock certificate evidencing such Shares is issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the Optioned Stock, notwithstanding the exercise of the Option. The Company shall issue (or cause to be issued) such stock certificate promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the stock certificate is issued, except as provided in Section 13 of the Plan.

(E) Exercising an Option in any manner shall decrease the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

7. Stock Appreciation Rights.

(a) Grant of SARs.  Subject to the terms and conditions of the Plan, the Administrator may grant SARs in tandem with an Option or alone and unrelated to an Option. Tandem SARs shall expire no later than the expiration of the underlying Option. In no event shall the term of a SAR exceed ten years from the Date of Grant.

(b) Exercise of SARs.  SARs shall be exercised by the delivery of a written or electronic notice of exercise (in accordance with the Award Agreement and any action taken by the Administrator pursuant to

Section 4(b) of the Plan or otherwise), setting forth the number of Shares over which the SAR is to be exercised. Tandem SARs may be exercised:

(i) with respect to all or part of the Shares subject to the related Option upon the surrender of the right to exercise the equivalent portion of the related Option;

(ii) only with respect to the Shares for which its related Option is then exercisable; and

(iii) only when the Fair Market Value of the Shares subject to the Option exceeds the exercise price of the Option.

The value of the payment with respect to the tandem SAR may be no more than 100 percent of the difference between the exercise price of the underlying Option and the Fair Market Value of the Shares subject to the underlying Option at the time the tandem SAR is exercised.

(c) Payment of SAR Benefit.  Upon exercise of a SAR, the Grantee shall be entitled to receive payment from the Company in an amount determined by multiplying:

(i) the excess of the Fair Market Value of a Share on the date of exercise over the SAR exercise price; by

(ii) the number of Shares with respect to which the SAR is exercised;

provided, that the Administrator may provide in the Award Agreement that the benefit payable on exercise of a SAR shall not exceed such percentage of the Fair Market Value of a Share on the Date of Grant, or any other limitation, as the Administrator shall specify. The payment upon exercise of a SAR shall be in Shares that have an aggregate Fair Market Value (as of the date of exercise of the SAR) equal to the amount of the payment.

(d) No Employee shall be granted, in any fiscal year, SARs with respect to more than [1,000,000] Shares. The limitation described in this Section 7(d) shall be adjusted proportionately in connection with any change in the Company’s capitalization as described in Section 13 of the Plan. If a SAR is canceled in the same fiscal year of the Company in which it was granted (other than in connection with a transaction described in Section 13 of the Plan), the canceled SAR will be counted against the limitation described in this Section 7(d).

8. Restricted Stock Awards.  Subject to the terms of the Plan, the Administrator may grant Restricted Stock Awards to any Eligible Recipient, in such amount and upon such terms and conditions as shall be determined by the Administrator.

(a) Administrator Action.  The Administrator acting in its sole and absolute discretion shall have the right to grant Restricted Stock to Eligible Recipients under the Plan from time to time. Each Restricted Stock Award shall be evidenced by a Restricted Stock Agreement, and each Restricted Stock Agreement shall set forth the conditions, if any, which will need to be timely satisfied before the grant will be effective and the conditions, if any, under which the Grantee’s interest in the related Stock will be forfeited. The Administrator may make grants of Performance-Based Restricted Stock and grants of Restricted Stock that are not Performance-Based Restricted Stock; provided, however, that only the Compensation Committee may serve as the Administrator with respect to grants of Performance-Based Restricted Stock.

(b) Performance-Based Restricted Stock.

(i) Effective Date.  A grant of Performance-Based Restricted Stock shall be effective as of the date the Compensation Committee certifies that the applicable conditions described in Section 8(b)(iii) of the Plan have been timely satisfied.

(ii) Share Limitation.  No more than 1,500,000 shares of Performance-Based Restricted Stock may be granted to an Eligible Recipient in any calendar year.

(iii) Grant Conditions.  The Compensation Committee, acting in its sole and absolute discretion, may select from time to time Eligible Recipients to receive grants of Performance-Based Restricted Stock in such amounts as the Compensation Committee may, in its sole and absolute discretion, determine, subject to any limitations provided in the Plan. The Compensation Committee shall make each grant subject to the attainment of certain performance targets. The Compensation Committee shall determine the performance targets which will be applied with respect to each grant of Performance-Based Restricted Stock at the time of grant, but in no event later than 90 days after the commencement of the period of service to which the performance targets relate. The performance criteria applicable to Performance-Based Restricted Stock grants will be one or more of the following criteria: (1) stock price; (2) average annual growth in earnings per share; (3) increase in shareholder value; (4) earnings per share; (5) net income; (6) return on assets; (7) return on shareholders’ equity; (8) increase in cash flow; (9) operating profit or operating margins; (10) revenue growth of the Company; and (11) operating expenses. Each performance target applicable to a Cash Award intended to be Performance Based Compensation and the deadline for satisfying each such target shall be stated in the Agreement between the Company and the Employee. The Compensation Committee must certify in writing that each such target has been satisfied before the Performance Based Compensation award is paid.

The related Restricted Stock Agreement shall set forth the applicable performance criteria and the deadline for satisfying the performance criteria.

(iv) Forfeiture Conditions.  The Compensation Committee may make each Performance-Based Restricted Stock grant (if, when and to the extent that the grant becomes effective) subject to one, or more than one, objective employment, performance or other forfeiture condition which the Compensation Committee acting in its sole and absolute discretion deems appropriate under the circumstances for Eligible Recipients generally or for a Grantee in particular, and the related Restricted Stock Agreement shall set forth each such condition and the deadline for satisfying each such forfeiture condition. A Grantee’s nonforfeitable interest in the Shares related to a Performance-Based Restricted Stock grant shall depend on the extent to which each such condition is timely satisfied. A Stock certificate shall be issued (subject to the conditions, if any, described in this Section 8(b)) to, or for the benefit of, the Grantee with respect to the number of shares for which a grant has become effective as soon as practicable after the date the grant becomes effective.

(c) Restricted Stock Other Than Performance-Based Restricted Stock.

(i) Effective Date.  A Restricted Stock grant which is not a grant of Performance-Based Restricted Stock shall be effective (a) as of the date set by the Administrator when the grant is made or, if the grant is made subject to one, or more than one, condition, (b) as of the date the Administrator determines that such conditions have been timely satisfied.

(ii) Grant Conditions.  The Administrator acting in its sole and absolute discretion may make the grant of Restricted Stock which is not Performance-Based Restricted Stock to a Grantee subject to the satisfaction of one, or more than one, objective employment, performance or other grant condition which the Administrator deems appropriate under the circumstances for Eligible Recipients generally or for a Grantee in particular, and the related Restricted Stock Agreement shall set forth each such condition and the deadline for satisfying each such grant condition.

(iii) Forfeiture Conditions.  The Administrator may make each grant of Restricted Stock which is not a grant of Performance-Based Restricted Stock (if, when and to the extent that the grant becomes effective) subject to one, or more than one, objective employment, performance or other forfeiture condition which the Administrator acting in its sole and absolute discretion deems appropriate under the circumstances for Eligible Recipients generally or for a Grantee in particular, and the related Restricted Stock Agreement shall set forth each such condition and the deadline for satisfying each such forfeiture condition. A Grantee’s nonforfeitable interest in the Shares related to a grant of Restricted Stock which is not a grant of Performance-Based Restricted Stock shall depend on the extent to which each such condition is timely satisfied. A Stock certificate shall be issued (subject to the conditions, if any, described in this Section 8(c)) to, or for the benefit of, the Grantee with respect to the number of shares for which a grant has become effective as soon as practicable after the date the grant becomes effective.

(d) Dividends and Voting Rights.  Each Restricted Stock Agreement shall state whether the Grantee shall have a right to receive any cash dividends which are paid with respect to his or her Restricted Stock after the date his or her Restricted Stock grant has become effective and before the first day that the Grantee’s interest in such stock is forfeited completely or becomes completely nonforfeitable. If a Restricted Stock Agreement provides that a Grantee has no right to receive a cash dividend when paid, such agreement shall set forth the conditions, if any, under which the Grantee will be eligible to receive one, or more than one, payment in the future to compensate the Grantee for the fact that he or she had no right to receive any cash dividends on his or her Restricted Stock when such dividends were paid. If a Restricted Stock Agreement calls for any such payments to be made, the Company shall make such payments from the Company’s general assets, and the Grantee shall be no more than a general and unsecured creditor of the Company with respect to such payments. If a stock dividend is declared on such a Share after the grant is effective but before the Grantee’s interest in such Stock has been forfeited or has become nonforfeitable, such stock dividend shall be treated as part of the grant of the related Restricted Stock, and a Grantee’s interest in such stock dividend shall be forfeited or shall become nonforfeitable at the same time as the Share with respect to which the stock dividend was paid is forfeited or becomes nonforfeitable. If a dividend is paid other than in cash or stock, the disposition of such dividend shall be made in accordance with such rules as the Administrator shall adopt with respect to each such dividend. A Grantee shall have the right to vote the Shares related to his or her Restricted Stock grant after the grant is effective with respect to such Shares but before his or her interest in such Shares has been forfeited or has become nonforfeitable.

(e) Satisfaction of Forfeiture Conditions.  A Share shall cease to be Restricted Stock at such time as a Grantee’s interest in such Share becomes nonforfeitable under the Plan, and the certificate representing such share shall be reissued as soon as practicable thereafter without any further restrictions related to Section 8(b) or Section 8(c) and shall be transferred to the Grantee.

9. Performance Units and Performance Shares.

(a) Grant of Performance Units and Performance Shares.  Subject to the terms of the Plan, the Administrator may grant Performance Units or Performance Shares to any Eligible Recipient in such amounts and upon such terms as the Administrator shall determine.

(b) Value/Performance Goals.  Each Performance Unit shall have an initial value that is established by the Administrator on the Date of Grant. Each Performance Share shall have an initial value equal to the Fair Market Value of a Share on the Date of Grant. The Administrator shall set performance goals that, depending upon the extent to which they are met, will determine the number or value of Performance Units or Performance Shares that will be paid to the Grantee.

(c) Payment of Performance Units and Performance Shares.

(i) Subject to the terms of the Plan, after the applicable Performance Period has ended, the holder of Performance Units or Performance Shares shall be entitled to receive a payment based on the number and value of Performance Units or Performance Shares earned by the Grantee over the Performance Period, to the extent the corresponding performance goals have been achieved.

(ii) If a Grantee is promoted, demoted or transferred to a different business unit of the Company during a Performance Period, then, to the extent the Administrator determines appropriate, the Administrator may adjust, change or eliminate the performance goals or the applicable Performance Period as it deems appropriate in order to make them appropriate and comparable to the initial performance goals or Performance Period.

(d) Form and Timing of Payment of Performance Units and Performance Shares.  Payment of earned Performance Units or Performance Shares shall be made in a lump sum following the close of the applicable Performance Period. The Administrator may pay earned Performance Units or Performance Shares in cash or in Shares (or in a combination thereof) that have an aggregate Fair Market Value equal to the value of the earned Performance Units or Performance Shares at the close of the applicable Performance Period. Such Shares may be granted subject to any restrictions deemed appropriate by the Administrator. The form of payout of such Awards shall be set forth in the Award Agreement pertaining to the grant of the Award.

10. Cash Awards.  The Administrator may grant Cash Awards at such times and in such amounts as it deems appropriate.

(a) Annual Limits.  Notwithstanding the foregoing, the amount of any Cash Award in any Fiscal Year to any Grantee shall not exceed the greater of $300,000 or 100% of his cash compensation (excluding any Cash Award under the Plan) for such Fiscal Year.

(b) Restrictions.  Cash Awards may be subject or not subject to conditions (such as an investment requirement), restricted or nonrestricted, vested or subject to forfeiture and may be payable currently or in the future or both. The Administrator may make grants of Cash Awards that are intended to be Performance Based Compensation and grants of Cash Awards that are not intended to be Performance Based Compensation; provided, however, that only the Compensation Committee may serve as the Administrator with respect to grants of Cash Awards that are intended to be Performance-Based Compensation.

The Compensation Committee shall determine the performance targets which will be applied with respect to each grant of Cash Awards that are intended to be Performance Based Compensation at the time of grant, but in no event later than 90 days after the beginning of the period of service to which the performance targets relate. The performance criteria applicable to Performance Based Compensation awards will be one or more of the following: (1) stock price; (2) average annual growth in earnings per share; (3) increase in shareholder value; (4) earnings per share; (5) net income; (6) return on assets; (7) return on shareholders’ equity; (8) increase in cash flow; (9) operating profit or operating margins; (10) revenue growth of the Company; and (11) operating expenses. Each performance target applicable to a Cash Award intended to be Performance Based Compensation and the deadline for satisfying each such target shall be stated in the Agreement between the Company and the Employee. The Compensation Committee must certify in writing that each such target has been satisfied before the Performance Based Compensation award is paid.

11. Other Stock Based Awards.  The Administrator shall have the right to grant Other Stock Based Awards which may include, without limitation, the grant of Shares based on certain conditions, the payment of cash based on the performance of the Common Stock, and the grant of securities convertible into Shares.

12. Tax Withholding.  The Company shall deduct from all cash distributions under the Plan any taxes required to be withheld by federal, state, local or foreign government. Whenever the Company proposes or is required to issue or transfer Shares under the Plan, the Company shall have the right to require the recipient to remit to the Company an amount sufficient to satisfy any federal, state, local and foreign withholding tax requirements prior to the delivery of any certificate or certificates for such shares. A Grantee may pay the withholding tax in cash, or, if the applicable Award Agreement provides, a Grantee may elect to have the number of Shares he is to receive reduced by the smallest number of whole Shares that, when multiplied by the Fair Market Value of the Shares determined as of the Tax Date (defined below), is sufficient to satisfy federal, state, local and foreign, if any, withholding taxes arising from exercise or payment of a grant under the Plan (a “Withholding Election”). A Grantee may make a Withholding Election only if the Withholding Election is made on or prior to the date on which the amount of tax required to be withheld is determined (the “Tax Date”) by executing and delivering to the Company a properly completed notice of Withholding Election as prescribed by the Administrator. The Administrator may in its sole and absolute discretion disapprove and give no effect to the Withholding Election.

13. Adjustments Upon Changes in Capitalization or Change in Control.

(a) Changes in Capitalization.  Subject to any required action by the shareholders of the Company, the number of Covered Shares, and the number of shares of Common Stock which have been authorized for issuance under the Plan but as to which no Awards have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Award, as well as the price per share of Covered Stock, shall be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, or any other increase or decrease in the number of issued shares of Common Stock effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been “effected without receipt of consideration.” Such adjustment shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Covered Stock.

(b) Change in Control.  In the event of a Change in Control, then the following provisions shall apply:

(i) all outstanding Options shall become fully exercisable, except to the extent that the right to exercise the Option is subject to restrictions established in connection with a SAR that is issued in tandem with the Option;

(ii) all outstanding SARs shall become immediately payable, except to the extent that the right to exercise the SAR is subject to restrictions established in connection with an Option that is issued in tandem with the SAR;

(iii) all Shares of Restricted Stock shall become fully vested;

(iv) all Performance Shares and Performance Units shall be deemed to be fully earned and shall be paid out in such manner as determined by the Compensation Committee; and

(v) all Cash Awards, Other Stock Based Awards and other Awards shall become fully vested and/or earned and paid out in such manner as determined by the Compensation Committee.

In addition to the provisions of Section 13(b) above and to the extent not inconsistent therewith the Compensation Committee, in its sole discretion, may: (1) provide for the purchase of any Award for an amount of cash equal to the amount which could have been attained upon the exercise or realization of such Award had such Award been currently exercisable or payable; (2) make such adjustment to the Awards then outstanding as the Compensation Committee deems appropriate to reflect such transaction or change; and/or (3) cause the Awards then outstanding to be assumed, or new Awards substituted therefore, by the surviving corporation in such change.

14. Term of Plan.  The Plan shall become effective upon its approval by the shareholders of the Company. Such shareholder approval shall be obtained in the manner and to the degree required under applicable federal and state law. The Plan shall continue in effect until the tenth anniversary of adoption of the Plan by the Board, unless terminated earlier under Section 15 of the Plan.

15. Amendment and Termination of the Plan.

(a) Amendment and Termination.  The Board may at any time amend, alter, suspend or terminate the Plan.

(b) Shareholder Approval.  The Company shall obtain shareholder approval of any Plan amendment to the extent necessary and desirable to comply with Rule 16b-3 or with Section 422 or Section 162(m) of the Code (or any successor rule or statute) or other Applicable Law. Such shareholder approval, if required, shall be obtained in such a manner and to such a degree as is required by the Applicable Law.

(c) Effect of Amendment or Termination.  No amendment, alteration, suspension or termination of the Plan shall impair the rights of any Grantee, unless mutually agreed otherwise between the Grantee and the Administrator, which agreement must be in writing and signed by the Grantee and the Company.

16. Conditions Upon Issuance of Shares.

(a) Legal Compliance.  Shares shall not be issued pursuant to an Award unless the exercise, if applicable, of such Award and the issuance and delivery of such Shares shall comply with all relevant provisions of law, including, without limitation, the Securities Act of 1933, as amended, the Exchange Act, the rules and regulations promulgated thereunder, Applicable Law, and the requirements of any stock exchange or quotation system upon which the Shares may then be listed or quoted, and any insider trading policy adopted by the Company, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

(b) Investment Representations.  As a condition to the exercise of an Award, the Company may require the person exercising such Award to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

17. Liability of Company.

(a) Inability to Obtain Authority.  The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

(b) Grants Exceeding Allotted Shares.  If the Covered Stock covered by an Award exceeds, as of the date of grant, the number of Shares that may be issued under the Plan without additional shareholder approval, such Award shall be void with respect to such excess Covered Stock, unless shareholder approval of an amendment sufficiently increasing the number of Shares subject to the Plan is timely obtained in accordance with Section 15 of the Plan.

18. Reservation of Shares.  The Company, during the term of the Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

19. Rights of Employees.  Neither the Plan nor any Award shall confer upon a Grantee any right with respect to continuing the Grantee’s employment relationship with the Company, nor shall they interfere in any way with the Grantee’s right or the Company’s right to terminate such employment relationship at any time, with or without cause.

20. Sub-plans for Foreign Subsidiaries.  The Board may adopt sub-plans applicable to particular foreign Subsidiaries. All Awards granted under such sub-plans shall be treated as grants under the Plan. The rules of such sub-plans may take precedence over other provisions of the Plan, with the exception of Section 3, but unless otherwise superseded by the terms of such sub-plan, the provisions of the Plan shall govern the operation of such sub-plan.

21. Construction.  The Plan shall be construed under the laws of the State of Delaware, to the extent not preempted by federal law, without reference to the principles of conflict of laws.

22. Certain Limitations on Awards to Ensure Compliance with Code Section 409A.  For purposes of this Plan, references to an award term or event (including any authority or right of the Company or a Grantee) being “permitted” under Code Section 409A mean, for a 409A Award (meaning an Award that constitutes a deferral of compensation under Code Section 409A and regulations thereunder), that the term or event will not cause the Grantee to be liable for payment of interest or a tax penalty under Code Section 409A and, for a Non-409A Award (meaning all Awards other than 409A Awards), that the term or event will not cause the Award to be treated as subject to Code Section 409A. Other provisions of the Plan notwithstanding, the terms of any 409A Award and any Non-409A Award, including any authority of the Company and rights of the Grantee with respect to the Award, shall be limited to those terms permitted under Code Section 409A, and any terms not permitted under Code Section 409A shall be automatically modified and limited to the extent necessary to conform with Code Section 409A. For this purpose, other provisions of the Plan notwithstanding, the Company shall have no authority to accelerate distributions relating to 409A Awards in excess of the authority permitted under Code Section 409A, and any distribution subject to Code Section 409A(a)(2)(A)(i) (separation from service) to a “key employee” as defined under Code Section 409A(a)(2)(B)(i), shall not occur earlier than the earliest time permitted under Code Section 409A(a)(2)(B)(i).

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.	Indemnification of Officers and Directors.

Under Section 145 of the DGCL a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145 also provides that a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation. However, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145 of the DGCL. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

Notwithstanding the instances outlined above where a corporation may indemnify its current and former directors and officers, a corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such. Correspondingly, we have purchased and maintain insurance on behalf of our directors and officers against any liability asserted against such directors and officers in their capacities as such.

VeriChip will indemnify and hold harmless, to the fullest extent authorized or permitted by applicable law, each person (other than a party plaintiff in a proceeding that was not authorized by the board of directors) who is, or is threatened to be made, a party to, or is otherwise involved in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, because he or she is or was a director or officer of VeriChip or, while a director or officer of VeriChip, is or was serving at the request of VeriChip as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all expense, liability and loss (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by such person in connection with such action, suit or proceeding. This right to indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators. The right to indemnification and advancement of expenses is a contractual right and includes the right to be paid by VeriChip the expenses incurred in defending or otherwise participating in any such proceeding in advance of its final disposition to the fullest extent authorized by the DGCL.

VeriChip may purchase and maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of VeriChip or another corporation, partnership, limited liability company, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not VeriChip would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Item 21.	Exhibits and Financial Statement Schedules.

Exhibit
Number		Exhibit Description

2.1		Agreement and Plan of Reorganization by and among VeriChip, Steel Vault and VeriChip Acquisition Corp. dated September 4, 2009 (included as Annex A-1 to the joint proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference)
2	.2*	Amendment #1 to Agreement and Plan of Reorganization by and among VeriChip, Steel Vault and VeriChip Acquisition Corp. dated October 1, 2009 (included as Annex A-2 to the joint proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference)
3	.1*	Second Amended and Restated Certificate of Incorporation of VeriChip, as amended
3.2		Amended and Restated Bylaws of VeriChip (incorporated by reference to Exhibit 3.2 to VeriChip’s Form S-1 filed with the SEC on December 29, 2005)
4.1		Form of specimen common stock certificate for VeriChip (incorporated by reference to Exhibit 4.3 to VeriChip’s Form S-1/A filed with the SEC on January 22, 2007)
5	.1*	Opinion of Holland & Knight LLP regarding validity of the shares of VeriChip common stock registered hereunder
8	.1*	Opinion of Holland & Knight LLP regarding material federal income tax consequences relating to the merger
10.1		Convertible Preferred Stock Purchase Agreement, dated September 29, 2009, between VeriChip and Optimus Capital Partners, LLC (incorporated by reference to Exhibit 10.1 to VeriChip’s Form 8-K filed with the SEC on September 29, 2009)
23	.1*	Consent of Eisner LLP with respect to VeriChip
23	.2*	Consent of Eisner LLP with respect to Steel Vault
23	.3*	Consent of J.H. Cohn LLP with respect to Steel Vault
23	.4*	Consent of Holland & Knight LLP (included as part of Exhibit 5.1)
23	.5*	Consent of Holland & Knight LLP (included as part of Exhibit 8.1)
24	.1**	Powers of Attorney of VeriChip (included on signature page)
99	.1*	Form of Proxy for VeriChip
99	.2*	Form of Proxy for Steel Vault
99	.3**	Opinion of Ladenburg Thalmann & Co. Inc. (included as Annex B to the joint proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference)
99	.4**	Opinion of Hyde Park Capital Advisors, LLC (included as Annex C to the joint proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference)
99	.5**	Consent of Ladenburg Thalmann & Co. Inc.
99	.6**	Consent of Hyde Park Capital Advisors, LLC

*	Filed herewith

**	Previously filed

Item 22.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and Steel Vault being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Delray Beach, State of Florida, on October 2, 2009.

VERICHIP CORPORATION

By:	/s/ William J. Caragol
William J. Caragol
Acting Chief Financial Officer

Pursuant to the requirements of Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* (Scott R. Silverman)	Chief Executive Officer and Executive Chairman of the Board of Directors (Principal Executive Officer)	October 2, 2009

* (William J. Caragol)	Acting Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	October 2, 2009

* (Jeffrey S. Cobb)	Director	October 2, 2009

* (Barry M. Edelstein)	Director	October 2, 2009

* (Steven R. Foland)	Director	October 2, 2009

* (Michael E. Krawitz)	Director	October 2, 2009

*	William J. Caragol hereby signs this registration statement on behalf of the persons for whom he is attorney-in-fact on October 2, 2009, pursuant to a power of attorney previously filed.

By:	/s/ William J. Caragol
Attorney-in-Fact

Dated:	October 2, 2009

EXHIBIT INDEX

Exhibit
Number		Exhibit Description

2.1		Agreement and Plan of Reorganization by and among VeriChip, Steel Vault and VeriChip Acquisition Corp. dated September 4, 2009 (included as Annex A-1 to the joint proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference)
2	.2*	Amendment #1 to Agreement and Plan of Reorganization by and among VeriChip, Steel Vault and VeriChip Acquisition Corp. dated October 1, 2009 (included as Annex A-2 to the joint proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference)
3	.1*	Second Amended and Restated Certificate of Incorporation of VeriChip, as amended
3.2		Amended and Restated Bylaws of VeriChip (incorporated by reference to Exhibit 3.2 to VeriChip’s Form S-1 filed with the SEC on December 29, 2005)
4.1		Form of specimen common stock certificate for VeriChip (incorporated by reference to Exhibit 4.3 to VeriChip’s Form S-1/A filed with the SEC on January 22, 2007)
5	.1*	Opinion of Holland & Knight LLP regarding validity of the shares of VeriChip common stock registered hereunder
8	.1*	Opinion of Holland & Knight LLP regarding material federal income tax consequences relating to the merger
10.1		Convertible Preferred Stock Purchase Agreement, dated September 29, 2009, between VeriChip and Optimus Capital Partners, LLC (incorporated by reference to Exhibit 10.1 to VeriChip’s Form 8-K filed with the SEC on September 29, 2009)
23	.1*	Consent of Eisner LLP with respect to VeriChip
23	.2*	Consent of Eisner LLP with respect to Steel Vault
23	.3*	Consent of J.H. Cohn LLP with respect to Steel Vault
23	.4*	Consent of Holland & Knight LLP (included as part of Exhibit 5.1)
23	.5*	Consent of Holland & Knight LLP (included as part of Exhibit 8.1)
24	.1**	Powers of Attorney of VeriChip (included on signature page)
99	.1*	Form of Proxy for VeriChip
99	.2*	Form of Proxy for Steel Vault
99	.3**	Opinion of Ladenburg Thalmann & Co. Inc. (included as Annex B to the joint proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference)
99	.4*	Opinion of Hyde Park Capital Advisors, LLC (included as Annex C to the joint proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference)
99	.5**	Consent of Ladenburg Thalmann & Co. Inc.
99	.6**	Consent of Hyde Park Capital Advisors, LLC

*	Filed herewith

**	Previously filed